Form 20-F
period 2014-12-31
MAZOR ROBOTICS LTD.
filed 2015-04-29
CIK 1566844

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2014

or

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report: __________
For the transition period from ________ to _______________

Commission file no.:

MAZOR ROBOTICS LTD.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	7 HaEshel Street
(Jurisdiction of incorporation or organization)	Caesarea Industrial Park South
3088900 Israel
(Address of principal executive offices)

Sharon Levita
Chief Financial Officer
+972-4-618-7101
Sharon.Levita@MazorRobotics.com
7 HaEshel Street
Caesarea Industrial Park South
3088900 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered or to be
American Depository Shares each representing 2	registered:
Ordinary Shares, par value NIS 0.01 per share(1)	NASDAQ Global Market
Ordinary shares, par value NIS 0.01 per share(2)

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of April 28, 2015: 42,274,536 ordinary shares.

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

Yes ☐                   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

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

 ☐ Yes                   ☒ No

INTRODUCTION

Mazor Robotics is an Israeli company that is a leading innovator that has pioneered surgical guidance systems and complementary products in the spine surgical markets that we believe provide a safer surgical environment for patients, surgeons and operating room staff. We engage in the development, production and marketing of innovative medical devices for supporting surgical procedures in the field of orthopedics and neurosurgery. We operate in the field of image guided surgery and computer assisted surgery that enables the use of surgical instruments with high precision and minimal invasiveness that aim to simplify complex and minimal invasive surgical procedures. We believe that our flagship product, the Renaissance Surgical Guidance System, or Renaissance, is transforming spine surgery from freehand procedures to highly accurate, state-of-the-art, guided procedures that raise the standard of care with better clinical results. Our Renaissance and SpineAssist systems have been used to perform thousands of procedures worldwide (over 70,000 implants) in a wide variety of spinal procedures, many of which would not have been attempted without this technology and in 2014 we introduced the Renaissance for brain surgery. We are continuing the development of the Renaissance platform for additional spine and brain surgery procedures.

We were incorporated under the laws of the State of Israel on September 12, 2000. Our ordinary shares are listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “MZOR”. In May 2013, our American Depositary Shares, or ADSs, representing our Ordinary Shares commenced trading on the NASDAQ Capital Market under the trading symbol “MZOR” and are currently traded on the NASDAQ Global Market. Each ADS represents two of our Ordinary Shares.

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

Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 4.00 to USD 1.00.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	government regulations and approvals;

●	changes in customers’ budgeting priorities;

●	litigation and regulatory proceedings; and

●
those factors referred to in “Item 3. Key Information – D. Risk Factors”, “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report generally.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

In addition, the section of this annual report entitled ”Item 4. Information on the Company” contains information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

DEFINITION OF CERTAIN TERMS

In this Form 20-F, unless the context otherwise requires, references to:

●	“Mazor Robotics”, “Mazor,” the “Company”, the “registrant”, “us”, “we” and “our” refer to Mazor Robotics Ltd., an Israeli company, and, unless the context indicates otherwise, the Subsidiaries;

●	“ADSs” are to our American Depositary Shares, each representing two of our Ordinary Shares;

●	“Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

●	“Dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

●	“Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

●	“FDA” are to the United States Food and Drug Administration;

●	“IRS” are to the United States Internal Revenue Service;

●	“NASDAQ” are to the NASDAQ Global Market;

●	“OCS” are to the Israel’s Office of the Chief Scientist of the Ministry of Economy;

●	“Ordinary Shares”, “our shares” and similar expressions refer to our ordinary shares, par value NIS 0.01 per share;

●	“SEC” are to the United States Securities and Exchange Commission;

●	“Securities Act” are to the United States Securities Act of 1933, as amended;

●	“Shekels” and “NIS” are to New Israel Shekels, the Israeli currency;

●	”Subsidiaries” are to the U.S. Subsidiary and to Mazor Robotics Pte Ltd., a Singapore company, and a wholly owned subsidiary of Mazor;

●	“TASE” are to the Tel Aviv Stock Exchange; and

●	“U.S. Subsidiary” are to Mazor Robotics, Inc., a Delaware corporation, and a wholly owned subsidiary of Mazor.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated comprehensive income statement data for fiscal years 2014, 2013 and 2012 , and the selected consolidated statement of financial position data as of December 31, 2014 and 2013, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this Form 20-F. The selected consolidated comprehensive income statement data for fiscal years 2011 and 2010, and the selected consolidated statement of financial position data at December 31, 2012, 2011 and 2010 have been derived from other audited consolidated financial statements not included herein. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. Additionally, and as explained in Note 2B to the December 31, 2014 consolidated financial statements, we determined that our functional currency had changed in September 2012 from NIS to U.S. dollars.

(in thousands except net loss per share data)	Years Ended December 31,
	2014	2013	2012	2011	2010
Comprehensive Income Statement Data
Revenues	$21,208	$19,983	$12,175	$5,904	$3,973
Cost of sales	$4,396	$4,280	$2,893	$1,879	$961
Gross profit	$16,812	$15,703	$9,282	$4,025	$3,012
Operating costs and expenses:
Research and development expenses, net	$5,776	$4,174	$2,760	$3,062	$2,292
Selling and marketing expenses	$21,352	$15,692	$8,887	$6,990	$4,592
General and administrative expenses	$4,392	$2,766	$1,845	$1,639	$1,424
Total operating costs and expenses	$31,520	$22,632	$13,492	$11,691	$8,308
Operating loss	$(14,708)	$(6,929)	$(4,210)	$(7,666)	$(5,296)
Loss for the year	$(15,272)	$(20,529)	$(7,064)	$(7,782)	$(5,773)
Loss per share – Basic and diluted	$(0.37)	$(0.57)	$(0.29)	$(0.36)	$(0.29)
Weighted average number of ordinary shares used to calculate basic and diluted loss per share	41,808	35,781	24,011	21,815	19,717

(in thousands)	As of December 31,
	2014	2013	2012	2011	2010
Statement of financial position data:
Cash and cash equivalents	$22,255	$19,803	$12,797	$1,655	$4,802
Short-term investments	$24,507	$45,014	$4,156	$14,455	$13,335
Long-term investments	$5,473	$-	$-	$-	$-
Total assets	$60,686	$70,889	$21,334	$20,424	$21,773
Total non-current liabilities	$278	$332	$4,490	$616	$4,233
Accumulated loss	$(87,807)	$(72,535)	$(52,006)	$(44,942)	$(37,160)
Total equity	$54,267	$64,093	$12,820	$13,484	$15,145

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

We are an emerging growth company, and we have incurred significant losses since our inception.

We are an emerging growth company. The future success of our business depends on our ability to continue to develop and obtain regulatory clearances or approvals for innovative and commercially successful products in our field, which we may be unable to do in a timely manner, or at all. Our success and ability to generate revenue or be profitable also depends on our ability to establish our sales and marketing force, generate product sales and control costs, all of which we may be unable to do. Our limited operating history also limits your ability to make a comparative evaluation of us, our products and our prospects.

We have sustained net losses in every fiscal year since our inception in 2000, including a net loss of $15.3 million for the year ended December 31, 2014. As of December 31, 2014, we had total shareholders’ equity of $54.3 million and cash and cash equivalents, short term investments and long term investments of approximately $52.2 million. Our accumulated deficit as of December 31, 2014 was $87.8 million. We anticipate that we will continue to incur substantial net losses for at least the next two years as we expand our sales and marketing capabilities in the spine and neurosurgery products market, continue our commercialization of Renaissance, expand its adoption and clinical implementation, and continue to develop the corporate infrastructure required to sell and market our products and invest in product development. Our losses have had and will continue to have an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

We cannot assure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

We believe our existing cash, cash equivalents, investment balances, and interest income we earn on these balances, if any, will be sufficient to meet our anticipated cash requirements through at least the next 24 months. To the extent our available cash, cash equivalents and investment balances are insufficient to satisfy our operating requirements or other strategic needs, we will either need to seek additional sources of funds, including selling additional equity or debt securities or entering into a credit facility. However, we may be unable to obtain additional financing. As a result, we may be required to reduce the scope of, or delay or eliminate, some or all of our current and planned research, development and commercialization activities. We also may have to reduce marketing, customer service or other resources devoted to our products. Any of these actions could materially harm our business and results of operations. Even if we are able to continue to finance our business, the sale of additional equity and debt securities may result in dilution to our current shareholders or may require us to grant a security interest in our assets. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our Ordinary Shares and could contain covenants that could restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, or at all.

We depend on the success of one product for our revenue, which could impair our ability to achieve profitability.

We expect to derive most of our revenue from sales of Renaissance, recurring sales of disposable products required to use Renaissance in each surgical procedure, and service plans that are sold with Renaissance. Our future growth and success is dependent on successfully increasing the commercialization of Renaissance and the adoption of Renaissance by the end users. If we are unable to achieve increased commercial adoption of Renaissance, are unable to obtain regulatory clearances or approvals for future products, or experience a decrease in the utilization of our product line or procedure volume, our revenue would be adversely affected and we would not become profitable. If adverse economic, industry or regulatory events or changes occur, we may have to write off inventory as obsolete, which could negatively impact our business and revenue.

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

We believe that patients, surgeons and hospitals will only accept and/or purchase our products if they believe that Renaissance is a safe and effective procedure with advantages over competing products and conventional freehand procedures. To date, we have collected only limited clinical data with which to assess Renaissance’s clinical value. From 2005 to date, over 10,000 SpineAssist (our predecessor to Renaissance) and Renaissance procedures have been performed. As Renaissance is based on the same core technology as SpineAssist, we believe that the performance is equivalent and the clinical results, such as accuracy studies of SpineAssist, are analogous to both systems. Empirical performance experience and preliminary independent studies have verified this assumption.

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

Fluctuations in credit and financial market conditions could delay or prevent our customers from obtaining financing to purchase or lease a Renaissance system, which would adversely affect our business, financial condition and results of operations.

Due to the fluctuations in credit markets and currency exchange rates, our customers and overseas distributors may be delayed in obtaining, or may not be able to obtain, necessary financing for their purchases or leases of Renaissance. The continuing devaluation of the Russian Ruble over the past year, or uncertainty regarding Greece’s potential withdrawal from the European Union and potential discontinuation of the Euro as the national currency of Greece, which might cause a significant snowball effect on the European and even global markets, are examples of local events that have potential to trigger global reactions. Such changes might in some instances lead to our customers or overseas distributors postponing ordering of a Renaissance system or the shipment and installation of previously ordered systems, cancelling their system orders, or cancelling their agreements with us. An increase in delays and order cancellations of this nature could adversely affect our product sales and revenues and, therefore, harm our business and results of operations.

Long lead times required by certain suppliers could prevent us from accurately forecasting demand for our products, which could adversely affect our operating results.

Market uncertainty makes it difficult for us, our customers, our overseas distributors and our suppliers to accurately forecast future product demand trends, which could cause us to order and/or produce excess products that can increase our inventory costs and result in obsolete inventory. Alternatively, this forecasting difficulty could cause a shortage of products, or materials used in our products, that could result in an inability to satisfy demand for our products and a resulting material loss of potential revenue.

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

Large, well-established medical device companies, such as Medtronic Inc., Stryker Corporation, and Brainlab AG, have navigation-based products with applications for spine surgeries that have a relatively low market share but which could be further developed and marketed with greater success. Other companies, including Intuitive Surgical Inc., IMRIS Inc. and Mako Surgical Corp., owned by Stryker Corporation, have developed robotic devices for use in other parts of the human anatomy that could be modified or improved to better compete in the spine and brain surgery markets. Even if these companies currently do not have an established presence in our fields, they may attempt to enter our markets and to apply their technologies to compete directly with us. For example, Intuitive Surgical’s da Vinci® robot has been clinically applied in several medical centers to perform anterior-approach spine surgeries. In addition, Globus Medical Inc., or Globus, purchased Excelsius Surgical LLC in February 2014. Based on information published by Globus, Excelsius Surgical is developing a next generation surgical robotic positioning platform for spine, brain and therapeutic markets. The Excelsius Surgical system is described as a robotic surgical aid for navigating and facilitating surgical access, implant sizing, positioning and placement, designed to enable surgeons to perform procedures more quickly and with greater accuracy, safety and reproducibility. Medtech SA, or Medtech, announced on December 1, 2014 the first surgical intervention with its ROSA™ Spine robot since it received the CE mark earlier that year. Both Globus and Medtech have announced that they are pursuing FDA clearance for their spine robots, expecting to receive it in 2015.

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

The current and intended future versions of Renaissance are complex and require the integration of a number of separate components and processes. To become profitable, we must assemble and test Renaissance in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Increasing our capacity to assemble and test our products on a commercial scale will require us to improve internal efficiencies. We may encounter a number of difficulties in increasing our assembly and testing capacity, including:

●	managing production yields;

●	maintaining quality control and assurance;

●	providing component and service availability;

●	managing subcontractors;

●	hiring and retaining qualified personnel; and

●	complying with state, federal and foreign regulations.

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

Certain factors that may contribute to variability in our operating results may include:

●	delays in shipments due, for example, to natural disasters or labor disturbances;

●	delays or unexpected difficulties in the manufacturing processes of our suppliers or in our assembly process;

●	timing of the announcement, introduction and delivery of new products or product upgrades by us and by our competitors;

●	timing and level of expenditures associated with expansion of sales and marketing activities and our overall operations;

●	changes in third-party coverage and reimbursement, changes in government regulation, or a change in a customer’s financial condition or ability to obtain financing; and

●	hospitals’ tendency to group purchases at the beginning of their budgetary cycle, which is different among hospitals.

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

We may fail to respond to cost containment efforts by our customers, which could have an adverse impact on our sales, financial condition and results of operations.

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

As part of healthcare reform and other cost containment initiatives, the U.S. Congress, or the Congress, may pass legislation impacting coverage and reimbursement for healthcare services, including Medicare reimbursement to physicians and hospitals. Many private third-party payors look to Medicare’s coverage and reimbursement policies in setting their coverage policies and reimbursement amounts. If the Centers for Medicare & Medicaid Services, or CMS, the federal agency that administers the Medicare program, or Medicare contractors limit payments to hospitals or surgeons for thoracic-lumbar spinal fusion surgeries, private payors may similarly limit payments. In addition, state legislatures may enact laws limiting or otherwise affecting the level of Medicaid reimbursements. As a result, hospitals may not purchase Renaissance and surgeons may choose to decrease their volume of thoracic-lumbar spinal fusions, and, as a result, our business and financial results would be adversely affected.

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

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the President of the United States, or the President, signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. On March 1, 2013, the President signed an executive order implementing sequestration, and on April 1, 2013, the 2% Medicare payment reductions went into effect. The ATRA also, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

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

All third-party payors, whether governmental or private, whether within the United States or abroad, are developing increasingly sophisticated methods of controlling healthcare costs. These cost control methods include prospective payment systems, capitated rates, benefit redesigns, pre-authorization or second opinion requirements prior to major surgery, an emphasis on wellness and healthier lifestyle interventions and an exploration of other cost-effective methods of delivering healthcare. These cost control methods also potentially limit the amount which healthcare providers may be willing to pay for medical technology which could, as a result, adversely affect our business and financial results. In addition, no uniform policy of coverage and reimbursement for medical technology exists among all these payors. Therefore, coverage and reimbursement for medical technology can differ significantly from payor to payor, and country to country.

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

We are continuing to pursue international markets for the sale of our products and, as of December 31, 2014, there were 37 SpineAssist and Renaissance systems installed in Europe, Asia and Australia. As a result of these efforts and sales, we are exposed to risks separate and distinct from those we face in our U.S. operations. Our international business may be adversely affected by changing economic conditions in foreign countries. In addition, because international sales may be denominated in the functional currency of the country where the product is being shipped, increases or decreases in the value of the U.S. dollar relative to foreign currencies could affect our results of operations. Engaging in international business inherently involves a number of other difficulties and risks, including:

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

According to the Orthopedic Network News report dated October 2014 an estimated 396,500 thoracic-lumbar fusion surgeries were performed in the United States during 2014. These surgeries are the standard of care in several common spinal pathologies. However, new treatment methods continue to be innovated, such as motion preserving techniques and devices that might not be benefitted by the use of Renaissance during such surgical procedures. In such a case, the appeal to surgeons in using Renaissance could be diminished and have a negative effect on our business performance.

We may face both reputational and SEC enforcement risks with respect to conflict minerals obligations.

The SEC has adopted disclosure requirements under section 102 of the Dodd-Frank Wall Street Reform and Consumer Protection Act regarding the source of certain minerals for which such conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured which are mined from the Democratic Republic of Congo, and adjoining countries, including: Sudan, Uganda, Burundi, United Republic of Tanzania, Zambia, Angola, and Central African Republic. These rules require reporting companies to file a conflict minerals report as an exhibit to a Form SD report with the SEC. The conflict minerals report is required to set out the due diligence efforts and procedures exercised on the source and chain of custody of such conflict minerals, in accordance with internationally recognized due diligence framework, and a description of the our products containing such conflict minerals. Although we expect that we will be able to comply with the requirements of any rules promulgated by the SEC and file our second report by May 31, 2015, as required, in preparing to do so we are dependent upon information supplied by certain suppliers of products that contain, or potentially contain, conflict minerals. Such preparation may be costly. To the extent that the information that we receive from our suppliers is inaccurate or inadequate or our processes in obtaining that information do not fulfill the SEC’s requirements, we could face both reputational and SEC enforcement risks.

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

The medical device industry is characterized by competing intellectual property and a substantial amount of litigation over patent and other intellectual property rights. In particular, the fields of orthopedic implants, computer-assisted surgery, or CAS, systems, and robotics are well established and crowded with the intellectual property of competitors and others. A number of companies in our market, as well as universities and research institutions, have been issued patents and have filed patent applications which relate to the use of CAS.  For example, in August 2013, we received a letter from Neutar, L.L.C., or Neutar, advising that Neutar believed that our Spine Assist miniature robot infringes patents allegedly owned by Neutar. In January 2015, we entered into a written settlement agreement by which all claims asserted by Neutar were fully settled and we were granted rights to certain patents.  We may be subject to similar claims from other parties.

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

In the United States, before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we must first receive either premarket clearance under Section 510(k) of the FDCA, or Premarket Approval, or PMA from the FDA, unless an exemption applies. In the 510(k) marketing clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed device, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Bench tests, pre-clinical and/or clinical data are sometimes required to support substantial equivalence. The PMA approval pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on data obtained in clinical trials. Both of these processes can be expensive and lengthy and entail significant fees, unless exempt. The FDA’s 510(k) marketing clearance process usually takes from three to 12 months, but it can last longer. The process of obtaining PMA approval is much more costly and uncertain than the 510(k) marketing clearance process. It generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA, until an approval is obtained. There is no assurance that we will be able to obtain FDA clearance or approval for any of our new products on a timely basis, or at all.

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

Our Renaissance system has received marketing clearance from the FDA based on 510(k) applications. See “Item 4. Information on the Company – B. Business Overview – Regulatory Requirements of the U.S. Food and Drug Administration.” We have not been required by the FDA to obtain PMA nor to conduct any clinical trials in support of these applications. Modifications to our products, however, may require new regulatory approvals or clearances or require us to recall or cease marketing the modified products until these clearances or approvals are obtained. Any modification to one of our 510(k) cleared products that would constitute a major change in its intended use, or any change that could significantly affect the safety or effectiveness of the device would require us to obtain a new 510(k) marketing clearance and may even, in some circumstances, require the submission of a PMA application, if the change raises complex or novel scientific issues or the product has a new intended use. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer’s decision. The latest 510(k) marketing clearance expands the indication for use of Renaissance to brain surgeries, an application which has not yet been commercially released. We may continue to make additional modifications in the future to Renaissance without seeking additional clearances or approvals if we believe such clearances or approvals are not necessary. It is expected that the FDA will introduce stringent new changes to existing policy and practices regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the program, and in January 2011, announced several proposed actions intended to reform the review process governing the clearance of medical devices. Most recently, on July 9, 2012 FDASIA was enacted which, among other requirements, obligates the FDA to prepare a report for Congress on the FDA’s approach for determining when a new 510(k) will be required for modifications or changes to a previously cleared device. The FDA issued a guideline on October 15, 2014 regarding “Distinguishing Medical Device Recalls from Medical Device Enhancements”, guiding manufacturers to the circumstances in which they should consider issuing a new 510(k) for a device modification or change. If the FDA disagrees with our past or future decisions not to seek a new 510(k) for changes or modifications to existing devices and requires new clearances or approvals, we may be required to recall and stop marketing our products as modified, which could require us to redesign our products, conduct clinical trials to support any modifications, and pay significant regulatory fines or penalties. In addition, the FDA may not approve or clear our products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. Any of these actions would harm our operating results.

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

We and some of our third-party manufacturers and suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. We and our manufacturers and suppliers are also subject to the regulations of foreign jurisdictions regarding the manufacturing process if we or our distributors market our products abroad. We continue to monitor our quality management in order to improve our overall level of compliance. Our facilities are subject to periodic and unannounced inspection by U.S. and foreign regulatory agencies, including notified bodies, to audit compliance with the QSR and comparable foreign regulations. If our facilities or those of our manufacturers or suppliers are found to be in violation of applicable laws and regulations, or if we or our manufacturers or suppliers fail to take satisfactory corrective action in response to an adverse inspection, the regulatory authority could take enforcement action, including any of the following sanctions:

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

State laws prohibit the practice of medicine without a license. Our clinical sales representatives, or CSRs, provide preoperative and intraoperative clinical and technical support to our customers, including assistance setting up the equipment, participation in the preoperative planning process, and facilitation of the surgeon’s use of Renaissance during surgery. Our CSRs are not engaged in the practice of medicine, but rather are assisting our customers in the safe and proper usage of our equipment and products. Nevertheless, a governmental authority or individual actor could allege the activities of our CSRs to constitute the practice of medicine. A state may seek to have us discontinue the services provided by our CSRs or subject us to fine, penalties or licensure requirements. Any determination that our CSRs are practicing medicine without a license may result in significant liability to us.

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

While we do not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, many healthcare laws and regulations apply to our business. For example, we could be subject to patient privacy regulation and enforcement by both the federal government and the states in which we conduct our business. There are multiple healthcare laws and regulations that may affect our ability to operate. New laws and regulations are being continually proposed and adopted. For example, the PPACA imposes new tracking reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to physicians and teaching hospitals. Device manufacturers were required to begin collecting data on August 1, 2013, register with CMS by March 31, 2014 and are required to submit certain reports to CMS disclosing payments and transfers of value made to physicians and teaching hospitals in the preceding calendar year on or before March 31, 2015 and on or before the 90th day of each subsequent calendar year. The implementation of the infrastructure to comply with these laws and regulations could be costly and any failure to provide the required information may result in civil monetary penalties. There are also a number of states that require the establishment of healthcare compliance programs or reporting of certain compensation or benefits provided to healthcare professionals. See “Item 4. Information on the Company – B. Business Overview – Fraud and Abuse Laws - Anti-Kickback Statutes and Federal False Claims Act.”

The implementation of and compliance with the reporting and disclosure obligations of the Physician Payment Sunshine Act, which is part of the Affordable Care Act of 2010, could adversely affect our business.

The implementation of and compliance with the reporting and disclosure obligations of the Physician Payment Sunshine Act, or the Sunshine Act, which is part of the Affordable Care Act of 2010, could adversely affect our business.

The Sunshine Act has imposed new reporting and disclosure requirements for drug and device manufacturers with regard to payments or other transfers of value made to certain practitioners (including physicians, dentists and teaching hospitals), and for such manufacturers and for group purchasing organizations, with regard to certain ownership interests held by physicians in the reporting entity. CMS has been charged with implementing the Sunshine Act and has called it the Open Payment Program. Drug and device manufacturers are required to track and publicly report this information annually to CMS. Implementing regulations for these tracking and reporting obligations were finalized in 2013, and companies are now required to track and report payments made since August 1, 2013. The first disclosure reports were due by March 31, 2014 for the period August 1, 2013 through December 31, 2013. On or before March 31, 2015, and on or before the 90th day of each subsequent calendar year, manufacturers covered under the Sunshine Act will be required to submit a report disclosing payments and transfers of value made in the preceding calendar year, and CMS then will publish the reported data on or before June 30 of the reporting year. In addition, commencing March 31, 2014, medical device companies are also required to report payments to the government on an annual basis. On September 30, 2014, CMS published the first set of data collected under the Sunshine Act.

The final rules implementing the Sunshine Act are complex, ambiguous, and broad in scope. Accordingly, we are required to collect and report detailed information regarding certain financial relationships we have with physicians, dentists and teaching hospitals. It is difficult to predict how the new requirements may impact existing relationships among manufacturers, distributors, physicians, dentists and teaching hospitals. The Sunshine Act preempts similar state reporting laws, although we or our Subsidiaries may be required to continue to report under certain of such state laws. While we expect to have substantially compliant programs and controls in place to comply with the Sunshine Act requirements, and we have already completed our registration with CMS and submitted the 2013 report, our compliance with the new final rule imposes additional costs on us. If we fail to comply with the data collection and reporting obligations imposed by the Sunshine Act, we may be subject to severe penalties, including fines.

Additionally, we have  implemented a series of policies and procedures for employees involved in the data collection process, and have systems in place to capture the necessary data. We have also established policies and procedures to ensure that data was reported completely, in the correct format, and on time. Despite these policies and procedures, we cannot assure you that we will collect and report all data accurately and in a timely manner. If we fail to accurately or timely report this information, we could suffer severe penalties, including fines.

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

Our executive offices are located in Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, geopolitical and/or military conditions in Israel and its region may directly or indirectly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2014 and November 2012, Israel was engaged in armed conflicts with a militia group and political party, which controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of northern Israel, including areas in which our employees and consultants are located, and negatively affected business conditions in Israel. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel’s military campaign in Gaza in December 2008, November 2012 and again in the summer of 2014 in an endeavor to prevent continued rocket attacks against Israel’s southern towns. In addition, Israel faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas. The United States has threatened Syria, another ally of Iran, with military action and there is a risk that as a result of such military confrontation, Israel will be attacked.

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

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform up to one month, and in some cases longer periods, of annual military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves), and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, employees and consultants. Such disruption could materially adversely affect our business and operations.

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

For example, once we reach profitability for tax purposes, we will be exempt from corporate tax for a period of two years and will be subject to a reduced corporate tax rate of between 10% and 25% for the remainder of the benefits period, depending on the level of foreign investment in our Company in each year.

In order to remain eligible for the tax benefits of an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise”, or a “Beneficiary Enterprise”, we must continue to meet certain conditions stipulated in the Investment Law and its regulations. If we do not meet these requirements, we may not be eligible to receive tax benefits and we could be required to refund any tax benefits that we may receive in the future, in whole or in part, with interest. Furthermore, the tax benefits available under the Investment Law may be terminated or reduced in the future. If these tax benefits are terminated, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2013 was 25% and as of January 1, 2014 is 26.5%. See “Item 10. Additional Information – E. Taxation.”

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

We conduct operations with our Subsidiaries pursuant to transfer pricing arrangements. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that contemporaneous documentation is maintained to support the transfer prices. While we believe we have proper transfer pricing arrangements, our transfer pricing procedures are not binding on applicable tax authorities. Tax laws are continually changing and are subject to the interpretation of government agencies, which from time to time review and audit our business in the jurisdictions in which we conduct business throughout the world. If regulators challenge our tax positions, corporate structure, transfer pricing arrangements or intercompany transfers, we may be subject to fines and payment of back taxes, our effective tax rate may increase and our financial condition, results of operations and cash flow could be materially adversely affected.

In the past, we received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts, during the period between 2003 through 2010 were financed in part through royalty-bearing grants, in an amount of $1.3 million that we received from the OCS. With respect to such grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds up to the total amount of grants received, linked to the dollar and bearing interest at an annual rate of LIBOR applicable to dollar deposits. Even though we have repaid in full of these amounts, we will still be required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 1984, or the R&D Law, and related regulations, with respect to those past grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the R&D Law restrict the transfer outside of Israel of such know-how, and the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know how or manufacturing or manufacturing rights related to those aspects of such technologies. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel or may not grant such approvals at all.

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

Although our ADSs trade on NASDAQ, an active trading market for our ADSs may not be sustained. It may be difficult for you to sell your ADSs without depressing the market price for the ADSs or at all. As a result of these and other factors, you may not be able to sell your ADSs at or above your purchase price or at all. Further, an inactive market may also impair our ability to raise capital by selling ADSs and Ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Ordinary Shares as consideration.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years from our initial public offering in the United States which occurred in 2013. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved, to the extent applicable. In this annual report, we have included certain information about executive compensation related information that is not required by an emerging growth company. We cannot predict whether investors will find our Ordinary Shares or ADSs less attractive if we rely on these exemptions. If some investors find our Ordinary Shares or ADSs less attractive as a result, there may be a less active trading market for our Ordinary Shares or the ADSs and the price of our Ordinary Shares or the ADSs may be more volatile.

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

We incur costs as a result of our ADSs trading on NASDAQ, and our management is required to devote substantial time to compliance initiatives and reporting requirements.

As a public company in the United States, we incur significant accounting, legal and other expenses as a result of the trading of the ADSs on NASDAQ. These include costs associated with corporate governance requirements of the SEC and NASDAQ rules, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. These rules and regulations generate legal and financial compliance costs, investor relations costs, stock exchange listing fees and shareholder reporting costs, and made some activities more time consuming and costly. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the rules of NASDAQ, as well as applicable Israeli reporting requirements, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the rules of NASDAQ for domestic issuers. For instance, we follow home country practice in Israel with regard to, among other things, composition of the board of directors, director nomination procedures, approval of compensation of officers, and quorum at shareholders’ meetings. In addition, we follow our home country law, instead of the rules of NASDAQ which require that we obtain shareholder approval, for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on NASDAQ may provide less protection than is accorded to investors under the rules of NASDAQ applicable to domestic issuers.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2015.

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

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and the price of our Ordinary Shares and the ADSs may suffer.

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

We are a public limited liability company and operate under the provisions of the Companies Law. Our registered office and principal place of business are located at 7 Haeshel St., Caesarea Industrial Park South 3088900, Israel. Our telephone number in Israel is +972 -4-618 7100. Our website address is www.mazorrobotics.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report and the reference to our website in this annual report is an inactive textual reference only.

In August 2004, we formed a wholly owned subsidiary in the State of Delaware under the name Mazor Surgical Technologies Inc. In October 2010, the U.S. Subsidiary changed its name to Mazor Robotics Inc. The U.S. Subsidiary has been appointed as our agent in the United States, and its registered office is located at 2711 Centerville Rd., Suite 400, Wilmington, New Castle, DE 19808.

In August 2014, we formed a wholly owned subsidiary in Singapore under the name Mazor Robotics Pte Ltd. This Singaporean subsidiary has been established to accommodate the clinical service activities we provide to Renaissance sites in the Asia-Pacific region.

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

We operate in the field of computer assisted surgery (also known as CAS) that enables the use of surgical instruments with high precision and minimal invasiveness and that contributes to the safety of a wide range of surgical procedures. Our flagship product, the Renaissance system, is transforming spine surgery from freehand procedures to highly accurate, state-of-the-art, guided procedures that raise the standard of care with better clinical results. Our Renaissance system has been used to perform thousands of procedures worldwide (with over 70,000 implants placed in those procedures) in a wide variety of spinal procedures, many of which would not have been attempted without this technology. We are continuing the development of the Renaissance platform for additional spine and brain surgery applications.

Principal Capital Expenditures

We had capital expenditures of approximately $503,000 in 2014, $343,000 in 2013 and $459,000 in 2012. Our capital expenditures consisted mainly of machinery and equipment and computers. We have financed our capital expenditures from our available cash and short term investment and equity offerings, and expect to continue to finance our capital expenditures in a similar manner in 2015. We expect our capital expenditures in 2015 will be over $1.0 million, and will include investment in manufacturing infrastructure.

B.	Business Overview

We are a medical device company developing and marketing innovative surgical guidance systems and complementary products. Our expertise is computerized and imaging-based systems, primarily in the field of spine surgery. Our Renaissance Surgical Guidance System, enables surgeons to advance from freehand surgical procedures to accurate, state-of-the-art, precision guided procedures. Our Renaissance system is used in multiple types of spine surgeries, whether open or minimally invasive, for a variety of clinical indications. Our Renaissance system and its predecessor have been used in over 10,000 spine surgeries, including fusion, correction of spinal deformities, biopsy collection, tumor excision and cement augmentations. Our Renaissance system has the ability to improve clinical outcomes for patients, provide a safer surgical environment for surgeons and operating room staff by possible reduction exposure to radiation.

The key elements of the Renaissance system include our RBT Device, which is a portable, computer-controlled Stewart platform that spatially positions and orients surgical tools, our Renaissance Work Station, which is a mobile workstation that houses our proprietary software, and several mounting platforms we have designed to serve as an interface between the patient and the RBT Device. Our Renaissance system enables surgeons to perform procedures with a higher degree of accuracy and precision compared to the current freehand standard of care. A pre-operative plan for each patient is developed by the surgeon using our proprietary software based on a standard three-dimensional, or 3D, computed tomography, or CT, image. The surgeon performs the procedure using surgical tools attached to the RBT Device and is guided by the RBT Device to a precise location and trajectory along the spine or in the brain in accordance with the pre-operative plan. At the beginning of the surgical procedure, an automatic 3D synchronization process independently registers the location of the system relative to the position of the patient’s spine or in his brain and the pre-operative plan. Unlike conventional robotic surgery, where the robot performs the procedure guided by the surgeon, the Renaissance system guides the surgeon who performs the procedure in accordance with the pre-operative plan.

The Renaissance system is FDA–cleared, CE–marked and has regulatory clearances in several other markets, including China, Taiwan, South Korea, Canada, Russia, India, Singapore, Israel and Australia. Mazor Robotics’ products are active in 13 countries, with 14 distributors representing us in 19 countries.

Industry Overview - Spine

Spine Disorder Market Overview

Spine disorders are a leading driver of healthcare costs worldwide. Spinal disorders also are a leading cause of disability among people aged between 19 and 45 in the United States, and are the most common cause of job-related disability. Spine disorders afflict women and men equally and are the second most common neurological ailment in the United States — only headaches are more common. In the United States, according to the Orthopedic Network News, there are approximately 1.34 million spinal operations performed annually.

We believe the spine disorder market will continue to grow as a result of a growing, aging and more active population and rising obesity rates, which all are expected to be key drivers in the continued growth of incidence of spine disorders. The U.S. Census Bureau projects that the 65 and older age group will double from 43.1 million in 2012 to 83.7 million in 2050. In addition, improvements in healthcare have led to increasing life expectancies worldwide and the opportunity to lead more active lifestyles at advanced ages. These trends are expected to generate increased demand for spine surgeries.

Overview of Spine Disorders

Spine disorders range in severity, causing symptoms ranging from mild pain and loss of feeling to extreme pain and paralysis. These disorders are primarily caused by degenerative disc diseases, stenosis, deformity, osteoporosis, tumors and trauma.

●
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

●
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

●
spine deformity is a term used to describe any variation in the natural curvature of the spine. Natural curves help the upper body maintain proper balance and alignment over the pelvis. Common forms of deformity include scoliosis, which is a lateral or side-to-side curvature of the spine, and kyphosis, which is an abnormal concave curvature leading to a rounded (humped) back.

●
vertebral compression fractures are fractures of the vertebrae that result in the collapse of the vertebral body. These fractures, which can be very painful to the patient, are often the result of osteoporosis, which causes the vertebrae to weaken and become brittle, or spine tumors, but can also result from trauma.

●
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

The Limitations of Current Spine Procedures

Although minimally invasive techniques have been widely adopted in many fields of surgery, they have had limited adoption in spine surgery. We believe that the principal barriers to the adoption of minimally invasive techniques for spine surgery are:

●	restricted or even no line-of-sight at the anatomical site;

●	cumbersome handling of surgical instruments, limiting the procedure;

●	dependence on two-dimensional imaging for three-dimensional surroundings; and

●	intra-operative exposure to radiation.

As a result, the majority of spine surgeries are performed freehand. According to a recent review of over 108,000 cases (Hamilton et al., Spine 2011) only 13.2% of spine surgeries are performed in a minimally invasive manner. This was echoed in a report by the Orthopedic Research Network reporting that 13% of spine implants sold in 2013 were designed for minimally invasive access. Although freehand surgery allows for direct visualization of the anatomy, open freehand surgeries may result in:

●	increased procedure-related blood loss, pain and scarring at the incision site;

●	increased likelihood of complications, such as infections;

●	slower recovery times and longer post-operative hospital stays; and

●	undesirable aesthetic outcomes.

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

Overview of Deep Brain Stimulation (DBS) Electrode Placement Surgeries

The FDA approved DBS as a treatment for essential tremor in 1997, later adding further indications, including Parkinson’s Disease (2002), dystonia (2003) and Obsessive Compulsive Disorder (OCD) (2008). Several other indications are in various phases of research, like chronic pain, various affective disorders, including major depression, and other neurological disorders, mainly in severe cases and/or refractory to medication or other treatments. It was estimated by MedTech Insight, 2011, that 7,900 DBS procedures were performed with an expected 5.1% annual growth rate. The most common indication was movement disorders, mainly Parkinson’s Disease which has an annual incidence estimated between 50,000-60,000 cases.

Current Neurosurgical Options

Treatment options for neurological illnesses range widely by diagnosis and disease state from “watchful waiting” to non-operative conservative therapies (e.g., medications), External Beam Radiation Therapy, and a number of surgical interventions.

When neurosurgical procedures are indicated, much care is taken to avoid damage to neighboring regions of the brain and the vascular system, as well as along the surgical pathway to the lesion. Careful planning of the surgical approach is based on advanced imaging modalities. Execution of the required precise spatial localization according to the surgical plan is performed using intra-operative guidance systems, which are generally categorized as either frame-based or frameless systems. Frame-based systems, or standard stereotaxy, are considered a more accurate option but are uncomfortable for the patient. Frameless trackable/fiducial marker-based systems use image guided navigation or patient-specific, custom-made mounts to improve accuracy.

The clinical benefits of Image Guided Surgery (IGS) include:

●	allowing for less invasive surgical approaches;

●	enhanced ability to execute the surgical plan;

●	precision in lesion localization; and

●	reduced risk of damage to adjacent vital structures.

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

Navigation based systems (e.g. Brainlab AG’s VectorVision) depend on direct line of sight between an infra-red camera and specialized, reflective markers. These systems are considered to be less accurate by surgeons than frame-based systems. Their online representation of spatial location in real-time does not represent the actual location of the surgical instruments but rather the system’s perception of the location of the instruments. The representation of the instruments in 3 planes can lengthen the learning curve of these systems as the surgeon needs to correct the position in a single plain in a three dimensional world.

Current robotic systems (e.g. Medtech’s ROSATM) depend on either frame-based or navigation-based systems.

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

Our Strategy

Our goal is to continue to drive sales of our Renaissance system and generate recurring revenues through sales of disposable products and service contracts by establishing our Renaissance system as the standard-of-care in the eyes of surgeons, patients and medical facilities. We believe that we can achieve this objective by working with hospitals to demonstrate the key benefits of our Renaissance system. Our strategy includes the following key elements:

●
Continue to commercialize our Renaissance system. We intend to continue to focus on commercializing our Renaissance system by expanding our sales and marketing infrastructure in the United States and global distribution footprint. We currently maintain a presence in over 80 hospitals in 13 countries. Within the United States there are approximately 1,100 hospitals and surgical centers in our target market, creating significant opportunity for us to expand our presence and accelerate our revenue growth.

●
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

●
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

●
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

Renaissance Spine Accessories. Renaissance accessories include trays of reusable surgical tools.

Surgical Workflow using Renaissance for Spine procedures

Surgical workflow using Renaissance involves four basic steps:

●	pre-operative planning;

●	attachment of hardware;

●	3D synchronization; and

●	surgical execution.

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

Three-dimensional (3D) synchronization. To execute the surgical blueprint, it is necessary to match the CT-based plan with the patient’s spine and the mounting platform. The mounting platform’s spatial location is marked by a proprietary 3D Marker which is attached to it. Two fluoroscopic images of the 3D marker and the spine are taken (anterior-posterior and oblique views). Renaissance software then automatically matches the vertebrae seen in the fluoroscopic images to those in the pre-operative CT. This automatic registration process is critical for the software to identify the location of the mounting platform relative to the patient’s spine. It allows the software to calculate the motion necessary for the RBT Device. The accuracy of the 3D synchronization process is confirmed by the surgeon after visual verification for each vertebra.

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

Figure 3: RBT Device (with an arm connected to it) on Clamp Mount ready to guide the surgeon

New and Pipeline Applications

Brain Procedures

We have developed the Renaissance Brain Module, a new application of our Renaissance system intended to provide precise control over the insertion of surgical instruments (drills, cannulas, electrodes, needles, etc.) during brain surgery. The Renaissance Brain Module can be used for guiding brain biopsies, the novel insertion of DBS electrodes into the brain and other procedures that depend on a high accuracy linear trajectory into the brain. Our head-mounted Renaissance Brain Module was cleared by the FDA in July 2012 and CE-marked in August 2012. We launched the Renaissance Brain Module at the annual meeting of the American Association of Neurological Surgeons in April 2014.

The Renaissance Brain Module utilizes a small, frameless platform with three points of fixation to the skull to provide highly accurate access to the areas of the brain where surgical intervention is needed. This helps to minimize incisions and scarring while providing surgeons with high versatility in their surgical approach as well as facilitating intra-operative changes of trajectories.

Surgical workflow using the Renaissance Brain Module for brain surgery involves four basic steps:

●	pre-operative planning;

●	attachment of hardware;

●	synchronization; and

●	surgical execution.

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

Figure 4: Planning Software

Attachment of hardware: A small platform is mounted to the skull using local anesthesia. This can be a less-invasive and faster approach compared to the larger frames that are traditionally used during these procedures. The Renaissance Brain Module’s smaller platform may also improve patient comfort and increase freedom of movement. It also enables trajectories that are beyond the working volume of other guidance systems.

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

Renaissance Scan & Plan

This application is designed to obviate the need for a pre-operative CT scan by using an available intra-operative 3D imaging system (fluoroscopy- or CT-based). This 3D scan is performed after attaching the selected Renaissance mounting system to the patient. When using this application, there is no need to correlate the plan with the patient’s location relative to the RBT Device, as the 3D synchronization process is inherent to the image acquisition process. Once the 3D images are acquired, the surgeon utilizes them to plan the operation based on these images in the operating room. While this application has been cleared by the FDA, it is currently used clinically in a selective manner.

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

As of December 31, 2014, our U.S. sales team had a total of 59 employees, 16 of whom handle capital sales, including the Vice President of Sales of United States, and 2 senior sales directors. 8 employees out of the capital sales team are former sales executives from major surgical robotic technology companies. The U.S. clinical sales team includes 34 representatives, 6 regional managers and 2 regional directors. The international sales team includes the Vice President for Sales, 2 capital sales managers and 2 clinical sales representatives. The international sales team sells mainly through distributors covering 5 countries in Europe and 8 countries in Asia-Pacific. Together with the marketing team, they are responsible for defining and executing our global commercialization strategy. The U.S. based marketing team includes 8 members. We intend to continue to increase the number of sales and marketing personnel as we expand our business.

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

●
Actively target hospitals with a significant spine practice. We believe that successful adoption depends on the routine implementation of Renaissance into the surgeon’s and facility’s routine operations. Such facilities also provide the potential to sell systems into additional practices.

●
Facilitate independent clinical research by surgeons. We collaborate with surgeons to conduct research on the implementation, clinical outcomes, radiation exposure and other variables which are inherent to, or derived from, the adoption and utilization of Renaissance in a surgical spine program.

●
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

●	Target early adopters of cutting-edge technology. We work with surgeons who adopt the use of technology early to promote the widespread use of Renaissance within their facilities.

●
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

The generation of recurring revenues through sales of our disposable products and service contracts is an important part of the Renaissance business model. We anticipate that as we leverage each new installation of our Renaissance system to generate recurring sales of disposable products our recurring revenues will grow. Because of the technical design and programming of our Renaissance system, the system only works with Mazor’s proprietary disposable kits. We also offer annual service contracts that provide maintenance and support services related to Renaissance beyond the basic one-year warranty period.

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

Seasonality of Business

While our business is growing and changing rapidly, we believe it is subject to quarterly seasonal fluctuations because of customary capital expenditure trends by hospitals due to various hospital budget considerations which are not in our control. Hospitals tend to group purchases at the beginning of their budgetary cycle, which is different among hospitals. Therefore, it is hard to predict results of a certain quarter and some quarters may be weaker than others. For the year ended December 31, 2014, no single hospital customer accounted for more than ten percent of our total revenue and the loss of any single hospital customer is not expected to have a material adverse effect on us.

Intellectual Property

We seek patent protection for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend patent rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

We own eleven U.S. patents, and have had claims allowed for the grant of an additional U.S. patent. In addition, we have filed in the United States eleven additional patent applications and two provisional patent applications. A provisional patent application is a preliminary application that can be filed less formally than a non-provisional application, and establishes a priority date for the patenting process for the invention disclosed therein.

We have also licensed two U.S. patents. In addition, we own twenty-eight patents, grouped in six families of separate inventions that were granted in other countries. We also have thirteen pending patent applications outside of United States, grouped in eight families of separate inventions. We also have 2 PCT (Patent Cooperation Treaty) international patent applications. A PCT application is an application made in multiple countries, which ultimately needs converting into National Phases in separate countries. All of our patents and patent applications are in the areas of computer-assisted surgery, robotics, imaging and implants. Our patents expire between the years 2021 and 2029. Certain of our in-licensed patents have royalty obligations.

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

Competition

We believe that the principal competitive factors in our market include:

●	the safety and efficacy of the procedure and product offerings, as documented through published studies and other clinical reports;

●	product benefits, including the ability to offer spine surgeons a complete solution for posterior thoracic-lumbar procedures;

●	the cost of product offerings and the availability of product coverage and reimbursement from third-party payors, insurance companies and others parties;

●	the strength of acceptance and adoption by spine surgeons and hospitals;

●	the ability to deliver new product offerings and enhanced technology to expand or improve upon existing applications through continued research and development;

●	the quality of training, services and clinical support provided to surgeons and hospitals;

●	the ability to provide proprietary products protected by strong intellectual property rights; and

●	the ability to offer products that are intuitive and easy to learn and use.

Competitors

In the spine surgical market, there are several companies that are attempting to develop robotic guidance systems. Medtech has received CE mark for its ROSATM  system and has announced it will pursue a FDA clearance for it during 2015. Excelsius Surgical LLC was purchased by spine-implants maker Globus Inc. during 2014. There have been initial reports published that these companies are submitting their robotic guidance systems to the FDA in 2015. There are a few other robotic guidance systems for various indications in the field of spine surgeries that we believe are further behind on their development path. There are alternative CAS systems, but these are infrared-based optical navigation systems that do not have a robotic component. These CAS systems are sold by large companies that are well-known in the surgical market in general and in spine in particular, including Medtronic, Inc., Stryker Corporation and Brainlab AG. While these CAS systems have not seen wide adoption in spine surgeries, they are applicable in many other anatomies, increasing their utility to hospitals.

We believe that surgeons are likely to adopt robotic-based technologies for spine and brain surgeries and view this as the main competitive field for our products. Large, well-known companies, however, have the ability to acquire and/or develop robotic technologies that may compete with our products. We are aware of certain companies developing robotic applications in orthopedics and spine such as Stryker Inc. that purchased Mako Surgical Corp. in late 2013, Globus and Intuitive Surgical Inc. Even companies that currently do not have an established presence in the field of spine surgery (e.g., Intuitive Surgical Inc.) may attempt to apply their robotic technologies to this field and compete directly with us.

The use of three-dimensional imaging for image guided surgeries is a growing field comprised mainly of fluoroscopy-based systems, such as Medtronic’s O-arm and Siemens’s ARCADIS Orbic 3D, and intra-operative CT scanners, such as Samsung Electronics America’s BodyTom and Brainlab’s Airo. These systems can be integrated with navigation systems and are also generally compatible with the Renaissance system. These advanced imaging modalities, if integrated with a navigation system, can reduce the need for the Renaissance system.

CAS is more established in the brain market than in spine, with several actively marketed offerings of both robotic systems (e.g., Renishaw PLC’s NeuroMate or Medtech’s ROSATM, which was FDA-cleared in 2009 for brain procedures) and navigation systems (e.g., Brainlab AG’s VectorVision) which are mainly utilized in similar indications to those in which the Renaissance Brain Module will compete.

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

Regulatory Requirements of the U.S. Food and Drug Administration

Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation in the United States and other countries. Most notably, all of our products sold in the U.S. are subject to regulation as medical devices under the FDCA, as implemented and enforced by the FDA. The FDA governs the following activities that we perform or that are performed on our behalf, to ensure that medical products we manufacture, promote and distribute domestically or export internationally are safe and effective for their intended uses:

●	product design, preclinical and clinical development and manufacture;

●	product premarket clearance and approval;

●	product safety, testing, labeling, advertising, promotion and storage;

●	record keeping procedures;

●	product marketing, sales and distribution;

●	quality system requirements;

●	recalls and field safety corrective actions;

●	post-market approval studies;

●	product import and export; and

●	post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths, serious injuries or device malfunctions and repair or recall of products.

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

Post-Market Studies

To date, none of our submissions to the FDA has required the submission of clinical data and all of our clinical studies to date have been post-market studies.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

●	product listing and establishment registration;

●
QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all phases of the design and manufacturing process;

●	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

●	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;

●	post-approval restrictions or conditions, including post-approval study commitments;

●
post-market surveillance regulations, including medical device reporting, or MDR, requirements, which require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury;

●	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

●	notices of corrections or removals.

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

Failure to comply with applicable regulatory requirements, including delays in or failures to report incidents to the FDA as required under the MDR regulations, can result in enforcement action by the FDA, which may include any of the following sanctions:

●	warning letters, untitled letters fines, injunctions, consent decrees and civil penalties;

●	customer notifications or repair, replacement, refunds, recall, administrative detention or seizure of our products;

●	operating restrictions or partial suspension or total shutdown of production;

●	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

●	withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;

●	refusal to grant export approval for our products; or

●	criminal prosecution.

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

In the European Economic Area, or the EEA (which is comprised of the 28 Member States of the EU plus Norway, Iceland and Liechtenstein), medical devices must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC). Other countries, such as Switzerland and Turkey, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices compliance with the essential requirements of the EU Medical Devices Directive, as a prerequisite to be able to affix the CE mark of conformity, without which medical devices cannot be marketed or sold in these countries. To demonstrate compliance with the essential requirements medical devices manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements, a conformity assessment procedure requires the intervention of a Notified Body, a third party organization designated by competent authorities of an EEA country to conduct conformity assessments. The Notified Body would typically audit and examine the products’ Technical File and the quality system for the manufacture, design and final inspection of the devices before issuing a CE Certificate of Conformity demonstrating compliance with the relevant essential requirements of the Medical Devices Directive. In addition, compliance with ISO 13845 on quality systems issued by the International Organization for Standards, among other standards, establishes the presumption of conformity with the quality management system requirements of the Medical Devices Directive. In addition, many countries apply requirements in their reimbursement, pricing or health care systems that affect companies’ ability to market products.

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

In March 2010, comprehensive health care reform legislation was enacted through the passage of PPACA. Significant measures contained in the PPACA include initiatives to revise Medicare payment methodologies, initiatives to promote quality indicators in payment methodologies (including the bundling of hospital and physician payments), initiatives related to the coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, and annual reporting requirements related to payments to physicians and teaching hospitals. At this time it is not possible to predict whether these initiatives will have a positive or negative impact on us. The PPACA also includes new taxes impacting certain health-related industries, including medical device manufacturers. Beginning in 2013, each medical device manufacturer or importer is required to pay an excise tax (or sales tax) in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices. This excise tax applies to our medical devices. In addition to PPACA, various healthcare reform proposals have also emerged at the state level. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect any future legislation or regulation will have on us. The taxes imposed by the PPACA and the expansion in government’s role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursements by payors for our products, and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations, possibly materially.

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

Additionally, several bills have been passed or are pending, at both the state and federal levels that expand the anti-kickback laws to require, among other things, extensive tracking and maintenance of databases regarding relationships to physicians and healthcare providers. The PPACA imposes new reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to physicians and teaching hospitals, otherwise known as the Physician Payment Sunshine Act. Device manufacturers were required to begin collecting data on August 1, 2013, register with CMS by March 31, 2014 and are required to submit certain reports to CMS disclosing payments and transfers of value made to physicians and teaching hospitals in the preceding calendar year on or before March 31, 2015 and on or before the 90th day of each subsequent calendar year. In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians. Some states, such as California, Massachusetts and Nevada, mandate implementation of commercial compliance programs, while certain states, such as Massachusetts and Vermont, impose restrictions on device manufacturer marketing practices and tracking and reporting of gifts, compensation and other remuneration to physicians. The implementation of the infrastructure to comply with these bills and regulations could be costly and any failure to provide the required information may result in civil monetary penalties.

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

We outsource manufacturing of the Renaissance system and most of the product’s sub-assemblies which are assembled by subcontractors according to work plans and designs prepared by us. We believe that outsourcing allows us to carry lower inventory levels and maintain fixed unit costs with minimal infrastructure and without incurring significant capital expenditures and rely on the economy of scale of the subcontractors. We have non-disclosure agreements with our subcontractors. The manufacturing plan is based on our sales forecast, and we believe that at this stage, by using our current subcontractors, we are able to meet demand level and increase production quantities if necessary.

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

As of the date hereof, five of our subcontractors are single sources subcontractors. Replacement of three of these single source subcontractors may take between three to four months, while replacement of the other two single source subcontractors, who are key suppliers, may take between six to eight months. One of these key supplier single source subcontractors, MPS Micro Precision Systems AG, or MPS, manufactures the RBT Device, while the other key supplier single source subcontractor, Tamuz F.T.K Solutions Ltd., or Tamuz, assembles the Renaissance workstation. Due to their nature, certain components must be ordered up to six months in advance, resulting in substantial lead time for certain production runs. In the event that such limited source suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until we can obtain an alternate source of supply. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business–Our reliance on third-party suppliers, including single source suppliers, for most of the components of the Renaissance system could harm our ability to meet demand for our products in a timely and cost effective manner.” In order to mitigate this risk, we provide our suppliers with a purchasing plan and a three to nine month estimate of future orders. In addition, our agreements with such single source subcontractors provide, among other things, that should the subcontractor wish to terminate our agreement, it must provide us with a long prior notice with respect thereof. With respect to MPS, our agreement requires a prior notice of eighteen months for termination. Our agreements with Tamuz, and MPS are currently scheduled to expire in January 2015. Furthermore, to mitigate the risk of loss of our suppliers, we constantly hold safety inventory stock of complete units of the Renaissance system.

C.	Organizational Structure

We currently have two wholly owned subsidiaries: Mazor Robotics, Inc., which is incorporated in Delaware, United States and Mazor Robotics Pte Ltd, which is incorporated in Singapore.

D.	Property, Plant and Equipment

Our offices and research and development facility are located at 7 HaEshel St., Caesarea Park South 3088900, Israel, where we occupy approximately 953 square meters. We lease this facility and our lease ends on December 31, 2015. We have an optional extension period that would extend our lease until December 31, 2017. Our monthly rent payment pursuant to the lease for our offices and research and development facility as of December 2014 was NIS 38,459, partially linked to the Israeli CPI (approximately $9,890).

Our U.S. headquarters are located in Orlando, Florida, where we occupy approximately 6,445 square feet. We lease our U.S. headquarters, and this lease ends on May 11, 2016. We have a right to renew the lease for two twelve month terms. Our monthly rent payment pursuant to the lease for our U.S. headquarters as of December 2014 is $12,170 and will escalate by 3% for 2015.

We are considering expanding our office space in Israel to better meet our anticipated needs for the foreseeable future and be better suited for the conduct of our business.

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

Overview

We are a medical device company developing and marketing innovative surgical guidance systems and complementary products. Our expertise is in robotic, computerized and imaging-based systems, primarily in the field of spine surgery. Our Renaissance Surgical Guidance System enables surgeons to advance from freehand surgical procedures to accurate, state-of-the-art, precision guided procedures. Our FDA-cleared and CE-marked Renaissance system is used in multiple types of spine surgeries, whether open or minimally invasive, for a variety of clinical indications. Our Renaissance system and its predecessor have been used in over 10,000 spine surgeries, including fusion, correction of spinal deformities, biopsy collection, tumor excision and cement augmentations. Our Renaissance system has the ability to improve clinical outcomes for patients, provide a safer surgical environment for surgeons and operating room staff by reducing exposure to radiation, and deliver economic value to hospitals and payors.

We have incurred net losses in each year since our inception in 2000 and, as of December 31, 2014, we had an accumulated deficit of $87,807,000. We expect to continue to incur significant operating losses as we increase our sales and marketing activities associated with the growing commercialization of the Renaissance system in the United States, Europe and new markets in Asia, and otherwise continue to invest capital in the development and expansion of our products and our business generally. We also expect our research and development expenses to increase as we continue to expand our research and development activities, including the support of existing products and the research and development of potential future products. We also intend to continue to research and publish the clinical value proposition of the Renaissance system.

Recent business events and key milestones in the development of our business include the following:

●
a significant increase of our installed base globally, with 83 active systems, including 46 systems installed in the United States, as of December 31, 2014. During the year ended December 31, 2014, we sold 20 systems, including 12 commercial sales in the United States, seven system sales to our distributors in China, Taiwan, Australia, Israel and Italy and one demonstration sale to our new distributor in Hong Kong.

●
a significant increase of our sales and marketing infrastructure in the United States. As of December 31, 2014, our U.S. sales team consisted of 59 sales employees, including 15 employees focusing on capital sales and 42 in clinical sales team.

●	the agreement signed with a leading healthcare network in the U.S, to facilitate sales of additional Renaissance systems.

●	the commercial launch of the new brain module in April 2014, resulting in the commercial sale of four brain modules, of which two were to existing Renaissance users.

●	the Chinese Food and Drug Administration (CFDA) approval for Renaissance in September 2014, giving us access to a large and growing market opportunity.

●
the 510(k) clearance from the U.S. FDA for the Renaissance X system, a future product which is in a very early stage of development. The Renaissance X system is one of several of our research and development programs. Prior to any commercialization efforts, the Renaissance X system will require additional technology and clinical development as well as additional regulatory clearances.

●
new clinical data presented during the North American Spine Society (NASS) 2014 scientific program on efficacy, accuracy, and safety of our technology in spine surgery, compared to free hand technology.

●	the upgrade of our ADSs listing from the NASDAQ Capital Market to the NASDAQ Global Market in January 2014.

We believe that the key to the continuing growth of our business is expanding the acceptance of the Renaissance system for both spinal and brain surgery, and introducing other potential future applications.

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

Our significant accounting policies are more fully described in Note 3 to our consolidated financial statements as of December 31, 2014 included elsewhere in this annual report. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. Our critical accounting policies include:

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

●
Sales to end customers – Upon the completion of installation of the system, training of at least one surgeon, which typically occurs prior to or concurrent with the system installation, and customer acceptance, if required.

●
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

Revenue from the disposable components sales is recognized at the time of the transfer of the significant risks and rewards of ownership as follows:

●	in sales to end customers – Upon delivery.

●
in sales to distributors – Upon delivery to the distributor, provided that the significant risks and rewards of ownership of the components are transferred to the distributor upon delivery, the distributor has no right of return and that the receipt of the consideration is probable and not dependent on the distributor’s ability to collect from the end customer.

Revenue from warranty and maintenance services is recognized proportionately over the period of rendering of the service and subject to the other conditions for revenue recognition specified above.

Functional Currency

Until September 2012 our functional currency had been determined to be NIS, which was the currency of the primary economic environment in which our operations were conducted. This determination was based on the fact that we had not recorded significant stable recurring revenues in a dominant currency since our inception, whereas the currency that mainly influenced our expenses, as well as the currency in which funds from financing activities were generated, was NIS. In September 2012, we determined that our functional currency changed to U.S. dollars. This determination resulted from a change in relevant circumstances whereby sales transactions denominated in U.S. dollars, which began in 2011 and stabilized in 2012, became the primary source of sales revenue, expenses denominated in U.S. dollars began to exceed those in NIS and we completed a U.S. dollar denominated significant financing transaction. We believe that these circumstances indicated a change in our functional currency which will continue to reflect the nature of our future operations.

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

Capitalization of Development Costs

We capitalize development expenditure in accordance with International Accounting Standard No. 38 “Intangible Assets”, or IAS 38, only if development costs can be measured reliably; the product or process is technically and commercially feasible; future economic benefits are probable and we intend to and have sufficient resources to complete development and to use or sell the asset.

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

Warrants

In August 2012, we entered into an agreement, described in Note 24C(2) to our consolidated financial statements as of December 31, 2014, according to which a group of investors led by Oracle Associates, LLC, or the Oracle Investors, were issued on September 27, 2012 shares and warrants exercisable into variable number of our shares. See “Item 10. Additional Information – C. Material Contracts”, for more details. In accordance with IFRS, warrants for a variable number of shares represent a financial liability that is a derivative. We measured the fair value of the derivative instruments at each period end using standard valuation technique for this type of instrument (Monte Carlo model) on the basis of observable inputs (such as the price of our shares and the NIS/USD exchange rate) and the following unobservable inputs:  expected volatility, correlation between the share price and the change in the exchange rate, risk-free interest rate, expected life and the probability that mandatory exercise will occur. We used the services of Financial Immunities Dealing Room Ltd., an independent valuation specialist, which has appropriate professional qualifications and experience in the valuation of financial derivatives to assist us with the fair value measurement of the derivative instrument.

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

While we believe we have applied appropriate judgment in the assumptions and estimates, variations in judgment in applying assumptions and estimates used in the valuations could have had a material effect upon the valuation results, and thus, on our financial statements. As fully described in Note 24C(2) to our consolidated financial statements as of December 31, 2014, the derivative instrument was classified to equity on May 28, 2013 and is no longer measured at fair value.

Results of Operations

Comparison of year ended December 31, 2014 and year ended December 31, 2013

Revenue

The following table presents our total revenues by geographic area and by line of product for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	For the Year Ended December 31,
	2014		2013
United States	$15,486	73%	$15,021	75%
International	$5,722	27%	$4,962	25%
Total	$21,208	100%	$19,983	100%

	2014		2013
Systems	$12,040	57%	$13,527	68%
Sale of disposables	$4,916	23%	$3,505	17%
Services and other	$4,252	20%	$2,951	15%
Total	$21,208	100%	$19,983	100%

Total revenue was $21,208,000 for the year ended December 31, 2014, compared to $19,983,000 for the year ended December 31, 2013. The increase in revenue of $1,225,000, or 6%, was due to a $1,411,000, or 40%, increase in disposables revenue, and a $1,311,000, or 44%, increase in service and other revenue, offset by a $1,487,000, or 11%, decrease in Renaissance system revenue.

The decrease in sales of our Renaissance systems during the year ended December 31, 2014 compared to the year ended December 31, 2013 was due to the sales of 20 units of our Renaissance system during the year ended December 31, 2014, compared to 23 units and one system upgrade sold during the year ended December 31, 2013.

The increase in disposables revenue during the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to the continued adoption of Renaissance, driven by the growth of our commercial installed base worldwide.

The increase in service and other revenue during the year ended December 31, 2014 compared to the year ended December 31, 2013 was attributable to an increase in the installed base of Renaissance systems covered under warranty and maintenance contracts, mainly in the United States.

The increase in revenue derived from the United States of $465,000, or 3%, was primarily due to the increase in revenues from disposables, service and others, offset by a decrease in revenues from the sale of 12 commercial system sales during the year ended December 31, 2014 compared to 15 commercial Renaissance system sales and one system upgrade during the year ended December 31, 2013. The increase in international revenue of $760,000, or 15%, was primarily due to the increase in revenues from disposables, service and others.

Cost of Sales

Cost of sales was $4,396,000 for the year ended December 31, 2014, compared to $4,280,000 for the year ended December 31, 2013. The increase in cost of sales of $116,000, or 3%, reflects was primarily due to an increase in recognition of the costs from sales. The increased costs were primarily attributed to an increase in salaries and related expenses associated with the incremental number of employees in the operations department, offset by a decrease in intangible asset amortization.

Gross Profit

Gross profit was $16,812,000 for the year ended December 31, 2014, or 79.3% of revenues, compared to $15,703,000, or 78.6% of revenues, for the year ended December 31, 2013. The increase in gross profit of $1,109,000, or 7%, and the gross margin as a percentage of sales was primarily due to the increase in sales volume in the period. In addition, the volume of fixed expenses did not increase by the same rate as the 6% increase in sales in the year ended December 31, 2014 compared to the corresponding period of 2013.

Operating Expenses

	For the Year Ended December 31,
	(in thousands)		Increase in
	2014	2013	Dollars (in thousands)%
Research and development	$5,776	$4,174	1,602	38
Selling and marketing	$21,352	$15,692	5,660	36
General and administrative	$4,392	$2,766	1,626	59
Total operating expenses	$31,520	$22,632	8,888	39

Research and Development Cost

Research and development cost was $5,776,000 for the year ended December 31, 2014, compared to $4,174,000 for the year ended December 31, 2013. The increase of $1,602,000, or 38%, was primarily due to our continuous efforts in developing additional applications and new products.

Selling and Marketing Expenses

Selling and marketing expenses were $21,352,000 for the year ended December 31, 2014, compared to $15,692,000 for the year ended December 31, 2013. The increase of $5,660,000, or 36%, was primarily due to the expansion of efforts to penetrate to the U.S. and the Asian markets. Such efforts included, among other things, recruitment of additional sales personnel in the United States, expansion of marketing activities, such as participation in exhibitions, holding cadaver labs and continued introduction activities of our Renaissance system. Selling and marketing expenses for the year ended December 31, 2014 and December 31, 2013 also included an excise tax fee in the amount of $238,000 and $241,000, respectively, this amount resulting from certain healthcare legislation. See “Item 10. Additional Information – E. Taxation – Medical Devices Excise Tax.”

General and Administrative Expenses

General and administrative expenses were $4,392,000 for the year ended December 31, 2014, compared to $2,766,000 for the year ended December 31, 2013. The increase is mostly due to recruiting new employees and the increase in professional consulting needed to support the expansion of our activities and compliance related expense related to the trading of our ADSs on the NASDAQ Global Market.

Financing expenses, net

Financing expense, net was $419,000 for the year ended December 31, 2014, compared to $13,433,000 for the year ended December 31, 2013. The main difference between fiscal year 2014 and fiscal year 2013 financing expenses derives from the fact that in the year ended December 31, 2013 our finance expense included an expense of $13,510,000 due to the change in the fair value of the warrants which were issued to investors, recorded as a derivative instrument. Whereas those warrants were exercised in 2013, no such impact exists in the year ended December 31, 2014.

Taxes on Income

We recorded a tax expense of $145,000 for the year ended December 31, 2014, compared to an expense of $167,000 for the year ended December 31, 2013. We incur tax expense only in the United States.

Loss and Loss per Share

Loss was $15,272,000, or $0.37 per share, for the year ended December 31, 2014, compared to loss of $20,529,000, or $0.57 per share, for the year ended December 31, 2013.

The decrease in loss in the year ended December 31, 2014 mainly derives from financing expenses in the amount of $13,510,000 recorded in the year ended December 31, 2013 due to the change in the fair value of a derivative instrument, as discussed above, offset by an increase of $7,779,000 in operating loss in the year ended December 31, 2014 compared to the corresponding period of 2013. In addition, the weighted average number of ordinary shares used to calculate loss per share increased in the year ended December 31, 2014, when compared to year ended December 31, 2013, due to sale of ADSs and exercises of warrants and share options.

Comparison of year ended December 31, 2013 and year ended December 31, 2012

Revenue

The following table presents our total revenues by geographic area and by line of product for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	For the Year Ended December 31,
	2013		2012
United States	$15,021	75%	$9,474	78%
International	$4,962	25%	$2,701	22%
Total	$19,983	100%	$12,175	100%

	2013		2012
Systems	$13,527	68%	$8,656	71%
Sale of disposables	$3,505	17%	$1,918	16%
Services and other	$2,951	15%	$1,601	13%
Total	$19,983	100%	$12,175	100%

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

Operating Expenses

	For the Year Ended December 31,
	(in thousands)		Increase in
	2013	2012	Dollars (in thousands)%
Research and development, net	$4,174	$2,760	1,414	51
Selling and marketing	$15,692	$8,887	6,805	77
General and administrative	$2,766	$1,845	921	50
Total operating expenses	$22,632	$13,492	9,140	68

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

General and Administrative Expenses

General and administrative expenses were $2,766,000 for the year ended December 31, 2013, compared to $1,845,000 for the year ended December 31, 2012. The increase is mostly due to recruiting new employees and the increase in professional consulting needed to support the expansion of our activities and the trading of our ADSs on the NASDAQ Capital Market.

Financing expenses, net

Financing expense, net was $13,433,000 for the year ended December 31, 2013, compared to $2,831,000 for the year ended December 31, 2012. The increase in financing expense, net of $10,602,000, or 374%, was primarily due to the change in the fair value of the warrants which were issued to investors, recorded as a derivative instrument, whereby the change in fair value totaling $13,510,000 in 2013 and $2,815,000 in 2012 was carried to financing expenses, net in the income statement.

Taxes on Income

We recorded a tax expense of $167,000 for the year ended December 31, 2013, compared to an expense of $23,000 for the year ended December 31, 2012. We incur tax expense only in the U.S. The increase in tax expenses in the year ended December 31, 2013 is mainly due to taxable income before tax in the U.S. Subsidiary following an increase in income from U.S. activity.

Loss and Loss per Share

Loss was $20,529,000, or $0.57 per share, for the year ended December 31, 2013, compared to loss of $7,064,000, or $0.29 per share, for the year ended December 31, 2012.

The increase in loss in the year ended December 31, 2013 mainly derives from financing expenses in the amount of $13,510,000 recorded in the year ended December 31, 2013 due to the change in the fair value of a derivative instrument, as discussed above, and an increase of $2,719,000 in operating loss in the year ended December 31, 2013 compared to the corresponding period of 2012.

Effective Corporate Tax Rate

Our effective consolidated tax rate in 2014, 2013 and 2012 was close to zero percent primarily due to the tax losses we accrued in Israel since our inception, for which deferred tax assets were not recognized. We expect to continue to accrue losses for tax purposes in Israel in the coming years and to increase our profits for tax purposes in our U.S. Subsidiary, derived from our expected revenues in the coming years in the United States, which would increase our effective consolidated tax rate in the coming years.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

We have recently begun generating a majority of our revenues in U.S. dollars, which is our functional currency as of September 27, 2012, while some of our revenues are generated in other currencies, such as the Euro and NIS. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in dollars, but a significant portion of our expenses such as salaries are generated in other currencies such as NIS. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies, such as the Euro. As a result, some of our financial liabilities are denominated in these non-dollar currencies. Most of the time, our non-dollar assets are not fully offset by our non-dollar liabilities. Due to the foregoing and the fact that our financial results are measured in dollars, our results could be adversely affected as a result of a strengthening or weakening of the dollar compared to these other currencies. Until September 27, 2012, our functional currency was NIS and therefore the impact of the fluctuation of the NIS against other non-NIS denominated currencies created an impact on our assets and liabilities valuation. During 2014, 2013 and 2012, we incurred net currency loss of $107,000, gain of $109,000, and gain of $371,000, respectively. During 2013 and 2014, we incurred net gain of $60,000 and net loss of $408,000 from hedging transactions, respectively.

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

We have incurred net losses and negative cash flow from operating activities for each year since our inception in September 2000. As of December 31, 2014, we had an accumulated loss of $87,807,000 and have financed our operations principally through the sale of our products, disposables and other services, sale of our equity securities (including ADSs, Ordinary Shares and warrants), issuance of convertible debentures and grants from the OCS.

As of December 31, 2014, we had $52,235,000 in cash, cash equivalents, short-term investments and long-term investments. Our cash and investment balances are held mainly in bank deposits, in accordance with directives of our board of directors as further described below.

As of December 31, 2014, approximately 50% of our expenses are in U.S. dollars and the rest are in NIS or Euros. We engage in currency hedging transactions, such as options and forward contracts, for the purposes of hedging our NIS payments to local suppliers and for salaries in Israel. Our currency hedging transactions are aimed to decrease a certain portion of the financial exposure risk of fluctuations in the exchange rates of our operating currency, which is the U.S. dollar against the NIS.

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

Net cash used in operating activities for the year ended December 31, 2014 was $14,290,000 compared to $5,050,000 for the year ended December 31, 2013. The increase of $9,240,000, or 183%, in cash used in operating activities for the year ended December 31, 2014 was mainly due to an increase in our operating expenses of $8,888,000. The increase in operating expenses is attributed to our efforts in developing additional applications and new products, the expansion of efforts to penetrate to the U.S. and the Asian markets and professional consulting costs, required to support the expansion of our activities and listing and trading of our ADSs on the NASDAQ Global Market.

Net cash used in operating activities for the year ended December 31, 2013 was $5,050,000 compared to $1,820,000 for the year ended December 31, 2012. The increase of $3,230,000, or 177%, in cash used in operating activities for the year ended December 31, 2013 was mainly due to an increase in net operating loss of $2,719,000.

Net cash used in operating activities for the year ended December 31, 2012 was $1,820,000 compared to $6,853,000 for the year ended December 31, 2011.  The decrease of $5,033,000, or 276%, in cash used in operating activities was mainly due to a reduction of $3,456,000 in loss from operations in the year ended December 31, 2012, when compared to the loss from operations in the year ended December 31, 2011.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities for the year ended December 31, 2014 was $14,531,000, attributable to proceeds from short-term investments, net in the amount of $22,271,000, the purchase of $7,237,000 of long term investments and purchases of fixed assets of $503,000.

Net cash used in investing activities for the year ended December 31, 2013, was $41,092,000, attributable to proceeds of $40,820,000 from acquisition of deposits and investment in marketable securities and purchase of fixed assets, such as computers, machinery and leasing improvements of $272,000.

Net cash provided by investing activities for the year ended December 31, 2012, was $9,577,000, attributable to proceeds of $9,949,000 from maturities of short term investments offset by purchase of fixed assets, such as computers, machinery and leasing improvements of $372,000.

Net Cash from Financing Activities

Net cash flow from financing activities in the year ended December 31, 2014 was $2,424,000. The net cash from financing activities in 2014 is mainly from exercise of share options by employees and consultants in the amount of $3,042,000, offset by repayment of loans to the OCS of $324,000 and costs related to the ADSs offering from 2013 of $294,000, that were paid in 2014.

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

Net cash flow from financing activities in the year ended December 31, 2012 was $3,068,000. The net cash from financing activities in 2012 is mainly from net proceeds from the investment made by the Oracle Investors (as described in “Item 10. Additional Information – C. Material Contracts”) offset by repayment in full of Series A debentures in the amount of NIS 15,825,000 (approximately $4,132,000) including interest at a fixed rate of 5.5% per annum and repayments of royalties to the OCS.

Operating Capital and Capital Expenditure Requirements

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception in 2000, including a net loss of $15.3 million for the year ended December 31, 2014. We anticipate that we will continue to incur substantial net losses for at least the next two years as we expand our sales and marketing capabilities in the spine and brain markets, continue to invest in marketing activities for our Renaissance system in the U.S. and Asian market, continue research and development of existing and future products, and continue development of the corporate infrastructure required to sell and market our products and support operations. We also expect to experience increased cash requirements for inventory to meet increased demand of our Renaissance system. We believe that our current cash, cash equivalents and investment balances, and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements at least for the next 24 months. To the extent our available cash, cash equivalents and investment balances are insufficient to satisfy our operating requirements, we will need to seek additional sources of funds, including selling additional equity, debt or other securities or entering into a credit facility, or modify our current business plan. The sale of additional equity may result in dilution to our current shareholders. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our ordinary shares and could contain covenants that could restrict our operations and ability to issue dividends. We may also require additional capital beyond our currently forecasted amounts. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could materially harm our business and results of operations.

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

As of December 31, 2014, our research and development team consisted of 26 people, of which 24 full-time employees engaged in research and development, as well as two part time employees primarily working on our research and development program. In addition, we work with subcontractors for the development and design when needed. We have assembled an experienced team with recognized expertise in robotics, mechanical and electrical engineering, software, control algorithms and systems integration, as well as significant clinical knowledge and expertise.

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

We finance our research and development activities mainly through sale of our products and capital raises.

As of December 31, 2014, we have received total grants from the OCS of $1,326,000 , which amount bore LIBOR interest in the amount of $249,000. In March 2014, we repaid all of our remaining obligations, including interest, to the OCS.

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

We sell our products and services in the United States through our direct sales force, and in most other territories, we sell our products using third-party distributors. In 2012, we entered into distribution agreements to sell our products in Japan, China, India, Singapore, Thailand and Vietnam. In 2013 we entered into a distribution agreement in Australia and in 2014 we entered into a distribution agreement in Hong Kong. We have existing distribution agreements with distributors in Israel, South Korea, Taiwan, Italy, Russia, the Netherlands, Turkey and Germany. While we plan to continue to expand our indirect sales efforts outside of the United States, we expect that most of our growth over the next two years will be driven by the U.S. market. Our sales in Europe, once the primary market of our sales, decreased materially in the last few years. Considering the current economic situation in Europe, we expect only moderate growth in our activities in this region.

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

E.	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our known contractual obligations and commitments as of December 31, 2014:

(in thousands)	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years

Contractual Obligations
Premises leasing obligations	$1,119	$327	$792	$-	$-
Car leasing obligations	$462	$254	$208	$-	$-
Purchase commitments and obligations	$629	$629	$-	$-	$-
Total	$2,210	$1,210	$1,000	$-	$-

* Undiscounted amounts.

In addition, as of December 31, 2014, our liability in respect of long-term employee benefits was approximately $278,000. These liabilities will be paid upon termination of employment of such employees. Due to the difficulty in determining the timing of payments, these long-term employee benefits obligations are not included in the table above.

ITEM 6.                          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the names and ages of our directors as of April 28, 2015:

Name	Age	Position

Jonathan Adereth	68	Chairman of the Board of Directors

Ori Hadomi	47	Director and Chief Executive Officer

Gil Bianco	63	External Director

David Schlachet	69	External Director

Sarit Soccary Ben-Yochanan	43	Director

Michael Berman	57	Director

The following table lists the names, ages and positions of our senior management as of April 28, 2015:

Name	Age	Position

Sharon Levita	47	Chief Financial Officer, Secretary

Moshe Shoham	63	Chief Technology Officer

Eliyahu Zehavi	60	Chief Operating Officer

Sandra Adzic	36	Vice President of International Sales

Doron Dinstein	44	Chief Medical Officer

Christopher Prentice	44	Chief Executive Officer, Mazor Robotics Inc.

Jonathan Adereth, Chairman of the Board of Directors

Mr. Adereth has been serving as the chairman of our board of directors since December 2007. Since February 2012, Mr. Adereth has been serving as a director and later as a chairman of UCCare Ltd., an Israeli company in the field of prostate cancer detection and treatment. Since May 2009, Mr. Adereth has been serving as the chairman of Medic Vision Imaging Solutions Ltd., an Israeli company in the field of dose reduction in Computed Tomography. From October 2004, Mr. Adereth has been serving as a board member of UltraSPECT Ltd., an Israeli company in the field of dose reduction in Nuclear Medicine. From 1994 to 1998, Mr. Adereth served as the President and Chief Executive Officer of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of CT, MRI and NM systems. Mr. Adereth holds a B.Sc. degree in Physics from the Technion – Israel Institute of Technology.

Gil Bianco, External Director

Mr. Bianco has been serving as an external director since 2007. Mr. Bianco serves as a director of Fischer Pharmaceuticals Ltd., IntekPharma Ltd., Clear Cut Ltd., Gil Bianco Ltd., and Turquoise GEI Ltd. From 2001 to 2003, he served as chief executive officer to pharmaceutical manufacturer, Agis Industries Ltd., most notably taking part in the company’s listing on the TASE and its global expansion. In the past five years Mr. Bianco had also served as a director of Healor Ltd., Solgel Technologies Ltd., BioCancell Inc., Top Spin Ltd., Kolbar Ltd., BioLineRx Ltd., DPharm Ltd., Optima Ltd., and the Tel Aviv Stock Exchange Ltd. Mr. Bianco holds a B.A. in Economics and Accounting from the Tel-Aviv University, and is a certified public accountant.

David Schlachet, External Director

Mr. Schlachet has been serving as an external director since November 2007. Since 2007, Mr. Schlachet has been serving as a director of Syneron Medical Ltd. (NASDAQ: ELOS), or Syneron, since 2005, as a director of Ezchip Semiconductor Ltd. (NASDAQ: EZCH), and since April 2014, as a director in BioTime Inc. (NYSEMKT: BTX). In addition, since May 2014, Mr. Schlachet has been serving as a chairman of Taya Investments Ltd., an Israeli public company, and since October 2010, as a director of BioCancell Therapeutics Inc., an Israeli public company and as chairman of CellCure Therapeutics, a privately-owned Israeli company. From November 2008 to November 2012, Mr. Schlachet served as a director of the Tel Aviv Stock Exchange Ltd., as the chairman of the audit committee of the Tel Aviv Stock Exchange Ltd., and as a director and audit committee member of the Tel Aviv Stock Exchange Clearing House Ltd. From November 2005 to May 2007, Mr. Schlachet served as the chief executive officer of Syneron, after having served as its chief financial officer from July 2004 to November 2005. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000, Mr. Schlachet also served as an active chairman of Elite Industries, a coffee confectionary and salty snacks company which is a subsidiary of Strauss Group Ltd. (TASE: STRS). From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. with specialization in finance from Tel-Aviv University.

Sarit Soccary Ben-Yochanan, Director

Mrs. Soccary has been serving as a director since October 2006. Since July 2013, Mrs. Soccary has been serving as the vice president of strategy and business development for Syneron. Until July 2013, Mrs. Soccary had been serving as the chief executive officer of Gefen Biomed Investments Ltd., an Israeli public company. Mrs. Soccary also served as a director of Proteologics Ltd., an Israeli public biotech company, and as a director of several private companies in the fields of technology and healthcare. Mrs. Soccary holds a B.A. and an M.A. in economics from Tel Aviv University.

Michael Berman, Director

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

Ori Hadomi, Director and Chief Executive Officer

Mr. Hadomi has been serving as our Chief Executive Officer and a member of our board of directors since January 2003. Prior to joining us, Mr. Hadomi served as the chief financial officer and vice president of business development of Image Navigation Ltd. (formerly known as DenX Medical Software Systems Ltd.). Mr. Hadomi holds a B.A. in chemistry with a minor in economics, as well as an M.Sc. in industrial chemistry and business administration from the Hebrew University, Jerusalem.

Sharon Levita, Chief Financial Officer

Mrs. Levita has served as our Chief Financial Officer since February 2008. Prior to joining Mazor, from 1999 to 2008, Mrs. Levita held various senior positions at Lumenis Ltd. (NASDAQ: LMNS), a medical lasers and light-based technology company, including Director of Business Development, Executive Vice President of Finance, and Corporate Controller. She holds an M.A. in Business Administration, specializing in finance from Bar-Ilan University, and received her B.A. in Economics and Accounting from Haifa University. Mrs. Levita is a certified public accountant.

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

Sandra Adzic, Vice President of International Sales

Ms. Adzic has served as our Vice President of Sales since February 2015, following the retirement of Avi Posen who previously held this position. From 2011 to 2015, Ms. Adzic served as a Senior Area Sales Manager for our Asia Pacific market. Prior to joining Mazor in 2011, Ms. Adzic held several managerial positions in sales including positions at Mennen Medical Ltd. and Caesarea Medical Electronics.

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

Christopher Prentice, Chief Executive Officer, Mazor Robotics Inc.

Mr. Prentice has served as the Chief Executive Officer of our U.S. Subsidiary, Mazor Robotics Inc., since October 2014. From September 2013 until October 2014, Mr. Prentice served as our Senior Vice President of America & Global Marketing and as Vice President of Marketing from July 2012 until September 2013. From 2010 to July 2012, Mr. Prentice served as our sales director for the Southeast region in the United States. Prior to joining Mazor, Mr. Prentice served on the leadership team of Tampa General Hospital. Mr. Prentice graduated from the United States Military Academy at West Point, holds an M.B.A degree from Western New England University, and a Master of Health Administration from the University of South Florida.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

Except as required by the agreement with the Oracle Investors, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. Pursuant to the agreement with the Oracle Investors, our board of directors was required to appoint one director on behalf of the Oracle Investors, pursuant to a written notice to be provided by the Oracle Investors within 60 days after the closing of the agreement with the Oracle Investors and subject to the exercise of the Oracle Warrants in full. In the event that at the time of appointment our board of directors consists of seven members or more, which is not currently the case, the Oracle Investors may appoint one additional director on their behalf to our board of directors. The appointment of any such director by the Oracle Investors shall be in effect only until the first general meeting of our shareholders following such appointment. Thereafter, the appointment of any such director nominated by the Oracle Investors shall be subject to election at the shareholders’ general meeting. If the appointment of such director nominee is not approved by the shareholders’ general meeting, then for as long as the Oracle Investors hold together 10% of our issued and outstanding share capital, they will have the right to appoint an observer to our board of directors. For a description of the agreement with the Oracle Investors, see “Item 10. Additional Information – C. Material Contracts.” To date, the Oracle Investors have not appointed any directors.

B.	Compensation

Director Compensation

Under the Companies Law and the rules and regulations promulgated thereunder, external directors are entitled to fixed annual compensation and to an additional payment for each meeting attended. We currently pay our external directors Gil Bianco and David Schlachet an annual fee of NIS 100,000 (approximately $25,000), and a per meeting fee of NIS 2,500 (approximately $625). In 2007, each of Gil Bianco and David Schlachet received a grant of 40,000 options to purchase our ordinary shares at an exercise price of NIS 12.40 (approximately $3.1) per share, which options were subject to shareholder approval which was duly obtained. These options were exercised in 2014. In addition, in November 2013, our shareholders approved a grant of 40,000 options to purchase our ordinary shares to each of Gil Bianco and David Schlachet at an exercise price of NIS 27.67 (approximately $6.92) per share. These options are subject to a 3 year vesting schedule, commencing on the date of grant, so that upon the lapse of 12 months from the date of grant, 34% of the shares underlying the options shall vest, and thereafter, upon the lapse of each calendar quarter, 8.25% of the shares underlying the options shall vest.

We currently pay our independent directors, Sarit Soccary Ben-Yochanan and Michael Berman, an annual fee of NIS 100,000 (approximately $25,000) and NIS 60,000 (approximately $15,000), respectively, and a per meeting fee of NIS 2,500 (approximately $625). In December 2012, Mrs. Soccary Ben-Yochanan received a grant of 40,000 options to purchase our ordinary shares at an exercise price of NIS 4.521 (approximately $1.30) per share, which options were subject to shareholder approval which was duly obtained. Of these options, 26,800 were exercised during 2014. In addition, in November 2013, our shareholders approved an additional grant of 40,000 options to purchase our ordinary shares to Sarit Soccary Ben-Yochanan, at an exercise price of NIS 27.67 (approximately $6.92) per share. These options are subject to a 3 year vesting schedule, commencing on the date of grant, so that upon the lapse of 12 months from the date of grant, 34% of the shares underlying the options shall vest, and thereafter, upon the lapse of each calendar quarter, 8.25% of the shares underlying the options shall vest. In July 2014, our shareholders approved a grant of 40,000 options to purchase our ordinary shares to Michael Berman, at an exercise price of NIS 27.67 (approximately $6.92) per share. These options are subject to a 3 year vesting schedule, commencing on the date of grant, so that upon the lapse of 12 months from the date of grant, 34% of the shares underlying the options shall vest, and thereafter, upon the lapse of each calendar quarter, 8.25% of the shares underlying the options shall vest.

Since December 2007, Jonathan Adereth has been the Chairman of our board of directors, or the Chairman. We currently pay the Chairman for providing us with management services a monthly fee of NIS 35,000 (approximately $8,750). This amount includes social benefits, as provided by law. In November 2007, the Chairman was granted options to purchase 40,000 of our shares at an exercise price of NIS 12.40 (approximately $3.10) per share. In addition, in November 2013 Mr. Jonathan Adereth received a grant of 80,000 options to purchase our ordinary shares at an exercise price of NIS 32.46 (approximately $8.12) per share, which options were subject to shareholder approval which was duly obtained.

The following table presents all compensation we paid, or accrued, during the year ended December 31, 2013, to all persons who served as directors at any time during the year. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period.

	Salary and Related Benefits	Pension, Retirement and other similar benefits accrued	Total
Directors

Jonathan Adereth	$117,409	$-	$117,409

Compensation to directors not employed by us	$139,208	$-	$139,208

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

Employment Agreement with Ori Hadomi

Pursuant to his employment agreement and during fiscal year 2012, Mr. Hadomi’s gross annual salary was $150,000 and he was entitled to (1) monthly reimbursement of expenses in the amount of $8,300, and (2) an annual target bonus equivalent to $120,000, out of which $80,000 would be paid in cash and up to $40,000 would be paid in options at a value based on the Black-Scholes option pricing model. In August 2010, our shareholders approved that as of August 2010, our chief executive officer, or the CEO, would relocate to the United States in his position as the chief executive officer of the U.S. Subsidiary. Our engagement with the CEO was in effect until August 2013, and can be extended by mutual consent, and can be terminated at any time and for any reason (other than in the event of breach of trust) by the CEO or the U.S. Subsidiary with an advance notice of 60 days.

In December 2012, our shareholders approved a grant to the CEO of options that are exercisable into 150,000 Ordinary Shares. The exercise price of these options is NIS 4.521 ($1.13) per share, and their vesting period is over 36 months, of which 50,000 options will become vested within a year following the date of grant, and the remaining 100,000 options will vest in quarterly installments of 12,500 options per quarter thereafter.

On March 31, 2013, our shareholders approved an amendment to the CEO agreement in connection with his relocation back to Israel, based on the recommendation of the compensation committee and the board of directors, as follows: (1) the CEO annual salary, effective January 1, 2013, has been updated to NIS 65,000 ($16,250) per month and (2) a target bonus for 2013 that will be equivalent to seven months’ base salary, out of which up to six months’ base salary will be paid in cash and one month base salary will be paid in options at a value based on the Black-Scholes option pricing model. The CEO is entitled to an allocation to a manager’s insurance policy equivalent to 13.33% of his gross monthly salary and 7.5% of his gross monthly salary for an education fund. 5% of his gross monthly salary is deducted for the manager’s insurance policy and 2.5% is deducted for the education fund. The CEO is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. Upon termination of the CEO’s employment (other than in the event of breach of trust), the CEO will be entitled to a readjustment payment equal to four months’ base salary from the date that he is no longer employed.

On January 21, 2014, our shareholders approved an amendment to the CEO’s employment agreement so that the re-adjustment payment shall be extended from four monthly payments to six monthly payments in the event that the CEO resigns subsequent to a change of control in the Company and it shall be extended from six monthly payments to nine monthly payments in the event that the CEO is terminated subsequent to a change of control in us.

On January 21, 2014, our shareholders approved a bonus to the CEO in the sum of NIS 600,000 (approximately $150,000) following the completion of offering of our ADSs in November 2013.

On July 22, 2014, our shareholders approved an update of the employment agreement of the CEO, so that as of April 1, 2014, the CEO’s monthly fixed salary will be increased to NIS 70,000.

In October 2014, our shareholders approved a grant to the CEO of options that are exercisable into 150,000 Ordinary Shares. The exercise price of these options is NIS 26.62 ($6.66) per share, and their vesting period is over 48 months, of which 75,000 options will become vested within a two year period following the date of grant, and the remaining 75,000 options will vest in quarterly installments of 9,375 options per quarter thereafter.

Employment Agreement with Eliyahu Zehavi

Mr. Zehavi’s current gross monthly salary is NIS 52,000 (approximately, $13,000). During fiscal year 2013 Mr. Zehavi’s gross monthly salary was NIS 49,500 (approximately, $12,375). In accordance with his employment agreement, Mr. Zehavi is entitled to an allocation to a manager’s insurance policy equivalent to 13.33% of his gross monthly salary and 7.5% of his gross monthly salary for an education fund. 5% of his gross monthly salary is deducted for the manager’s insurance policy and 2.5% is deducted for the education fund. Mr. Zehavi is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. In addition Mr. Zehavi is entitled to a bonus based on our performance, department performance and personal objectives (as are determined on an annual basis). The target bonus for 2014 was equal to the value of 4 times his gross monthly salary and the target bonus for 2015 is set equal to the value of 4 times his gross monthly salary. The target bonus is set annually based on our business objectives.

In addition, pursuant to his employment agreement, and in accordance with our stock option plans, Mr. Zehavi is also entitled to receive options exercisable into our Ordinary Shares from time to time. As of December 31, 2014, we have granted him options to purchase 636,426 Ordinary Shares in the aggregate, 179,544 of which have vested and are outstanding, and 353,782 of which have been exercised by him. In accordance with our stock option plans, Mr. Zehavi’s options vest over a period of three to four years from the applicable grant date. If we terminate the employment relationship with Mr. Zehavi for cause, all of Mr. Zehavi’s vested and unvested options shall terminate immediately. Upon termination of the employment for any reason (other than cause, death, or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by our compensation committee or the board of directors in accordance with the applicable stock option plan.

Employment Agreement with Avi Posen

Until his retirement in May 2015, Mr. Posen’s gross monthly salary is NIS 42,000 (approximately, $10,500). During fiscal year 2013, Mr. Posen’s gross monthly salary was NIS 40,000 (approximately, $10,000). In accordance with his employment agreement, Mr. Posen is entitled to an allocation to a manager’s insurance policy equivalent to 13.33% of his gross monthly salary and 7.5% of his gross monthly salary for an education fund. 5% of his gross monthly salary is deducted for the manager’s insurance policy and 2.5% is deducted for the education fund. Mr. Posen is also entitled to full reimbursement for vehicle maintenance costs and reasonable expenses. In addition Mr. Posen is entitled to a sales commission and bonus based on our sales in Europe and Asia. The sales targets and commission is updated on an annual basis per our business objectives.

In addition, pursuant to his employment agreement, and in accordance with our stock option plans, Mr. Posen is also entitled to receive options exercisable into our Ordinary Shares from time to time. As of December 31, 2014, we have granted him options to purchase 381,135 Ordinary Shares in the aggregate, 35,000 of which have vested and are outstanding, and 282,635 of which have been exercised by him. In accordance with our stock option plans, Mr. Posen’s options vest over a period of three to four years from the applicable grant date. If we terminate the employment relationship with Mr. Posen for cause, all of Mr. Posen’s vested and unvested options shall terminate immediately. Upon termination of employment for any reason (other than cause, death, or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by our compensation committee or the board of directors in accordance with the applicable stock option plan.

Employment Agreement with Sharon Levita

Mrs. Levita’s current gross monthly salary is NIS 50,000 (approximately, $12,500). During fiscal year 2013, Mrs. Levita’s gross monthly salary was NIS 45,000 (approximately, $11,250). In accordance with her employment agreement, Mrs. Levita is entitled to an allocation to a manager’s insurance policy equivalent to 13.33% of her gross monthly salary and 7.5% of her gross monthly salary for an education fund. 5% of her gross monthly salary is deducted for the manager’s insurance policy and 2.5% is deducted for the education fund. Mrs. Levita is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. In addition, Mrs. Levita is entitled to a bonus based on our performance and personal objectives. The target bonus is set annually based on our business objectives; the target bonus for 2014 was equal to the value of 4 times her monthly gross salary. The target bonus for 2015 is equal to the value of 4 times her monthly gross salary.

In addition, pursuant to her employment agreement, and in accordance with our stock option plans, Mrs. Levita is also entitled to receive options exercisable into our Ordinary Shares from time to time. As of December 31, 2014, we have granted her options to purchase 367,600 Ordinary Shares in the aggregate, 65,000 of which have vested and are outstanding, and 192,000 of which have been exercised by her. In accordance with our stock option plans, Mrs. Levita’s options vest over a period between three to four years from the applicable grant date. If we terminate the employment relationship with Mrs. Levita for cause, all of Mrs. Levita’s vested and unvested options shall terminate immediately. Upon termination of employment for any reason (other than cause, death, or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by our compensation committee or the board of directors in accordance with the applicable stock option plan.

On January 21, 2014, our shareholders approved a bonus to Mrs. Levita in the sum of NIS 360,000 (approximately $90,000) following the completion of the offering of our ADSs in November 2013.

Employment Offer with Christopher Prentice

As of September 17, 2014, and in accordance with the resolution of the board of directors of the U.S. Subsidiary, Mr. Prentice serves as the Chief Executive Officer of our U.S. Subsidiary, Mazor Robotics Inc. Mr. Prentice’s current annual salary is $250,000 and he is entitled to customary social benefits (e.g., health insurance, vacation days, and 401(k) plan participation). Mr. Prentice will be entitled to 2 months of salary, in case of resignation, and 3 months in case of termination by the Company (other than for cause or breach of fiduciary duties). In addition, Mr. Prentice is entitled to a bonus based on our performance and personal objectives. The target bonus is set annually based on our business objectives. The target bonus for 2014 was set at $81,350 and the target bonus for 2015 is set at $100,000.

In addition, pursuant to his employment agreement, and in accordance with our stock option plans, Mr. Prentice is also entitled to receive options exercisable into our Ordinary Shares from time to time. As of December 31, 2014, we have granted Mr. Prentice options to purchase 358,500 ordinary shares in the aggregate, 117,500 of which have vested and are outstanding. In accordance with our stock option plans, Mr. Prentice’ options vest over a period of three to four years from the applicable grant date. If we terminate the employment relationship with Mr. Prentice for cause, all of Mr. Prentice’ vested and unvested options shall terminate immediately. Upon termination of employment for any reason (other than cause, death, or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by our compensation committee or the board of directors in accordance with the applicable stock option plan.

Prior to September 2014, Mr. Prentice held a position of Senior Vice President, America & Global Marketing. His compensation package included an annual salary of $207,500, and he was entitled to a bonus based on our performance and personal objectives.

Employment Agreement with Sandra Adzic

Mrs. Adzic’s current gross monthly salary is NIS 34,000 (approximately, $8,500). In accordance with her employment agreement, Mrs. Adzic is entitled to an allocation to a manager’s insurance policy equivalent to 13.33% of her gross monthly salary and 7.5% of her gross monthly salary for an education fund. 5% of her gross monthly salary is deducted for the manager’s insurance policy and 2.5% is deducted for the education fund. Mrs. Adzic is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. In addition Mrs. Adzic is entitled to a sales commission and bonus based on our sales in Europe and Asia. The sales targets and commission is updated on an annual basis per our business objectives.

In addition, pursuant to her employment agreement, and in accordance with our stock option plans, Mrs. Adzic is also entitled to receive options exercisable into our Ordinary Shares from time to time. As of December 31, 2014, we have granted her options to purchase 126,500 Ordinary Shares in the aggregate, 11,250 of which have vested. In accordance with our stock option plans, Mrs. Adzic’s options vest over a period of three to four years from the applicable grant date. If we terminate the employment relationship with Mrs. Adzic for cause, all of Mrs. Adzic’s vested and unvested options shall terminate immediately. Upon termination of the employment for any reason (other than cause, death, or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by our compensation committee or the board of directors in accordance with the applicable stock option plan.

The following table presents all compensation we paid, or accrued, during the year ended December 31, 2014 to the five highest paid officers in U.S. dollars. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period:

	Annual Compensation
Executive Officer	Salary and Related Benefits		Pension, Retirement and Other Similar Benefits	Long Term Compensation Share Based Compensation*	Total

Ori Hadomi	$386,617	(1)	$86,843	$105,429	$578,890

Christopher Prentice	$287,899	(2)	$79,814	$129,756	$497,469

Eli Zehavi	$272,265	(1)	$35,785	$57,342	$365,392

Sharon Levita	$266,132	(1)	$5,792	$65,487	$337,410

Avi Posen	$244,160	(3)	$13,925	$56,261	$314,346

Amounts denominated in NIS were translated using the rate of NIS 3.577 to USD 1.00, the average exchange rate reported by the Bank of Israel for 2014.

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

(1) Includes base salary, social benefits, bonus, and car allowances.

(2) Includes base salary, social benefits and bonus.

(3) Includes base salary, social benefits, bonus, car allowances and commissions.

C.	Board Practices

Introduction

Our board of directors presently consists of six members, including at least two external directors required to be appointed under the Companies Law. Our articles of association provide that the number of board of directors' members (including external directors) shall be set by the general meeting of the shareholders provided that it will consist of not less than five and not more than nine members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors, will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “—External Directors” below.

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

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least two-thirds of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are described below. Any committee exercising the powers of the board of directors must contain at least one external director.

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

Until the lapse of two years from the termination of office, none of the company in which such external director served, its controlling shareholder or any entity under the control of such controlling shareholder may, either directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including via (1) the appointment of such former director or his or her spouse or his child as an office holder in the company or in an entity controlled by the company’s controlling shareholder, (2) the employment of such former director and (3) the engagement, either directly or indirectly, of such former director as a provider of professional services for compensation, including through an entity under his or her control. The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity. External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

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

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, with certain exceptions as explained below, provided that either:

(i)
his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and such external director is not an interested shareholder or a competitor or relative of such shareholder, at the time of appointment, and is not affiliated with or related to an intrested shareholder or competitor, at the time of appointment or the two years prior to the date of appointment.

"Interested shareholder or a competitor " – a shareholder who recommended the appointment for each such additional term or a substantial shareholder, if at the time of appointment, it,  its controlling shareholder or a company controlled by any of them, has business relations with the company or any of them are competitors of the company.; or

(ii)
his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above).

(iii)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (i) above.

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

The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that constitutes competition with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Approval of Related Party Transactions under Israeli Law

General. Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●
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

●	the office holder’s relatives; or

●
any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

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

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

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

Under the Companies Law, the majority of members of the audit committee, as well as a majority of members present at audit committee meetings, must be unaffiliated directors (as defined below), and the audit committee chairman shall be an external director. In addition, the following are disqualified from serving as members of the audit committee: the chairman of the board, a controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives the majority of his or her income from the controlling shareholder. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Companies Law.

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

Under the Companies Law, our audit committee is responsible for:

(i)
determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices. If the audit committee determines that such a deficiency is material it shall hold at least one meeting concerning such deficiency in the presence of the internal auditor without the presence of office holders who are not members of the audit committee;

(ii)
determining whether certain actions of office holders in breach of their fiduciary duties are material or not and whether certain transactions with office holders or in which office holders have a personal interest are extraordinary or ordinary for their approval under the Companies Law.

(iii)
determining whether transaction with controlling shareholders, even if they are not extraordinary, the duty to employ a competitive process concerning thereto, to be supervised by the audit committee or whoever it will appoint in accordance with criteria determined by it. The audit committee may determine such criteria one a year in advance for the whole year.

(iv)
determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “—Approval of Related Party Transactions under Israeli law”);

(v)
determining the approval process of non-negligible transactions. For the matter “non-negligible transactions” shall mean transactions with controlling shareholders which the audit committee had defined as not extraordinary and not negligible. The audit committee may determine such criteria one a year in advance for the whole year.

(vi)	where the board of directors approves the work plan of the internal auditor, to examine such working plan before its submission to the board of directors and proposing amendments thereto;

(vii)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(viii)
examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

(ix)	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

As noted above, the members of our audit committee include Mr. Bianco, Mrs. Soccary Ben-Yochanan, and Mr. Schlachet, each of whom is “independent,” as such term is defined in under NASDAQ Stock Market rules. Mr. Bianco serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the NASDAQ Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Stock Market rules.

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

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Bianco, Mrs. Ben-Yochanan and Mr. Schlachet, each of whom is “independent,” as such term is defined under the NASDAQ Stock Market rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and the Articles, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the NASDAQ Stock Market rules.

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average and median compensation of the other employees of the company, including those employed through manpower companies;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●
as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●
the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

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

●
recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy; and

●	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

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

We currently have directors’ and officers’ liability insurance providing total coverage of $30 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $80,000, which expires July 26, 2015. This insurance policy was updated in July 2014 and our coverage was increased from $17.5 million following the listing of the ADSs on the NASDAQ Capital Market to include additional coverage for our officers and directors.

On November 26, 2013, our shareholders approved the extension of our current directors and officers liability insurance coverage and the engagement for future directors and officers liability insurance coverage with respect to all officers of us and our U.S. Subsidiary, for the period commencing on May 28, 2014 and ending upon the lapse of up to three annual insurance periods, in the aggregate, as shall be determined by the Board of Directors; provided, however, that the limit of liability under each such policy shall not exceed $35,000,000 and that the annual premium for each such policy shall not exceed $200,000.

Indemnification

The Companies Law provides that a company may indemnify an office holder against:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder;

●
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (1) proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) a criminal charge of which he or she was acquitted; or (3) a criminal charge for which he or she was convicted for a criminal offense that does not require proof of criminal thought; and

●
reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent.

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

There are no service contracts between us or our U.S. Subsidiary, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

D.	Employees.

The following table sets forth certain data concerning our workforce (excluding temporary employees), as of the end of each of the last three fiscal years:

	As of December 31,
	2014	2013	2012
Numbers of employees by category of activity
Management and administrative	21	16	10
Research and development	26	22	16
Operations	16	12	13
Sales and marketing	78	63	41
Total workforce	141	113	80
Numbers of employees by geographic location
Israel	67	57	44
United States	74	56	36
Total workforce	141	113	80

During the years covered by the above table, we did not employ a significant number of temporary employees.

The increase in the size of our workforce in 2014, 2013 and 2012 was primarily the result of the expansion of our sales, marketing and service activities in the United States, expansion of our Research and Development department and an increase in headcount in the finance department and in the operation department in Israel to support the company growth.

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

The employees of our Subsidiaries are subject to local labor laws and regulations.

E.	Share Ownership.

The following table lists as April 28, 2015, the number of our shares owned, and stock options held, by each of our directors, our CEO and others members of our senior management as a group:

	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class (2)
Directors

Jonathan Adereth (3)	80,000	*

Ori Hadomi (4)	232,091	*

Gil Bianco (5)	-	-

David Schlachet (6)	-	*

Sarit Soccary Ben-Yochanan (7)	9,900	*

Michael Berman (8)	8,000	-

Executive Officers

Sharon Levita (9)	101,682	*

Moshe Shoham (10)	498,439	1.18%

Eliyahu Zehavi (11)	184,569	*

Sandra Adzic (12)	13,763	*

Doron Dinstein (13)	106,700	*

Christopher Prentice (14)	135,575	*

All directors and executive officers as a group (12 persons)	1,370,718	3.18%
__________________

*	Less than 1%.

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

(2)
The percentages shown are based on 42,274,536 ordinary shares issued and outstanding as of April 28, 2015 plus ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Consists of 80,000 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2015. The exercise price of these options ranges between NIS 12.4 ($3.10) and NIS 32.46 ($8.12) per share, and the options expire between January 2018 and November 2020. Does not include 40,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2015. The exercise price of these options is NIS 32.46 ($8.12) and the options expire in November 2020.

(4)
Includes 157,862 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2015. The exercise price of these options ranges between NIS 4.521 ($1.13) and NIS 17.16 ($4.29) per share. These options expire between March 2018 and May 2020. Does not include 166,195 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2015. The exercise price of these options ranges between NIS 4.521 ($1.13) and NIS 26.62 ($6.66) per share, and the options expire between March 2018 and July 2021.

(5)
Does not include 40,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2015. The exercise price of these options is NIS 27.67 ($6.92) per share, and the options expire in July 2021.

(6)
Does not include 40,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2015. The exercise price of these options is NIS 27.67 ($6.92) per share, and the options expire in July 2021.

(7)
Consists of 9,900 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2015. The exercise price of these options is NIS 12.4 ($3.10) per share, and the options expire in January 2018. Does not include 40,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2015. The exercise price of these options is NIS 27.67 ($6.92) per share, and the options expire in July 2021.

(8)
Does not include 40,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2015. The exercise price of these options is NIS 27.67 ($6.92) per share, and the options expire in July 2021.

(9)
Includes 75,050 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2015. The exercise price of these options ranges between NIS 4.521 ($1.13) and NIS 9.64 ($2.41) and the options expire between December 2017 and August 2019. Does not include 100,550 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2015. The exercise price of these options ranges between NIS 4.521 ($1.13) and NIS 26.62 ($6.66) and the options expire between August 2019 and July 2021.

(10)
Includes 124,750 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2015, of which: (a) 33,000 options have an exercise price of $2.73 per share and (b) 91,750 options have an exercise price of NIS 4.521 ($1.13) per share. The options expire between May 2017 and August 2019. Does not include 70,550 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2015. The exercise price of these options ranges between NIS 4.521 ($1.13) and NIS 26.62 ($6.66) and the options expire between August 2019 and July 2021.

(11)
Includes 184,569 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2015, The exercise price of these options ranges between NIS 4.521 ($1.13) and NIS 10.00 ($2.50) per share. These options expire between March 2018 and May 2020. Does not include 98,075 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2015. The exercise price of these options ranges between NIS 4.521 ($1.13) and NIS 26.62 ($6.66) and the options expire between August 2019 and July 2021.

(12)
Consists of 13,763 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2015. The exercise price of these options is NIS 4.099 ($1.02) per share, and the options expire in July 2019. Does not include 112,738 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2015. The exercise price of these options ranges between NIS 4.099 ($1.02) and NIS 26.62 ($6.66) and the options expire between July 2019 and January 2022.

(13)
Consists of 106,700 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2015, these options have an exercise price that ranges between NIS 8.29 ($2.07) and NIS 9.64 ($2.41) per share. These options expire between December 2017 and February 2020. Does not include 61,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2015. The exercise price of these options ranges between NIS 8.57 ($2.39) and NIS 26.62 ($6.66) per share, and the options expire between December 2019 and July 2021.

(14)
Consists of 132,675 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2015. The exercise price of these options ranges between NIS 4.521 ($1.13) and NIS 26.86 ($6.72) per share, and the options expire between August 2019 and October 2020. Does not include 225,825 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2015. The exercise price of these options ranges between NIS 4.521 ($1.13) and NIS 26.86 ($6.72) per share, and the options expire between August 2019 and February 2022.

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

2003 Stock Option Plan

In July 2003, we adopted our 2003 Share Option Plan, or the 2003 Plan, which expired in November 2010. Accordingly no further grants may be made under the 2003 Plan, although any existing awards continue in full force in accordance with the terms under which they were granted. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan. As of December 31, 2014, there were 322,694 ordinary shares issuable upon the exercise of outstanding options under the 2003 Plan.

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

2011 Share Option Plan

In May 2011, our board of directors approved and adopted our 2011 Share Option Plan, or the 2011 Plan, which expires in June 2021. As of December 31, 2014, the number of shares reserved for the exercise of options granted under the plan is 5,262,529. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. The 2011 Plan provides for the grant of awards consisting of stock options. As of December 31, 2014, there were 4,217,464 ordinary shares issuable upon the exercise of outstanding options under the 2011 Plan.

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

The following table presents certain option data information for the above-described plans as of April 28, 2015:

Plan	Total Ordinary Shares Reserved for Option Grants	Aggregate Number of Options Exercised	Shares Available for Future Grants	Aggregate Number of Options Outstanding	Weighted Average Exercise Price of Options

2003 plan	3,000,000	1,591,867	-	321,594	$2.26
2011 plan	5,262,529	532,424	411,095	4,319,010	$5.17
	8,262,529	2,124,291	411,095	4,640,604	$4.97

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Ownership by Major Shareholders

The following table presents as of April 28, 2015 (unless otherwise noted below) the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our Major Shareholders). The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

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

Name	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class(2)

Larry Feinberg and Oracle Associates, LLC (3)	4,250,000	10.1%

Jack Schuler (4)	2,811,615	6.7%

Migdal Insurance & Financial Holdings LTD (5)	2,479,427	5.9%
_______________________

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

(2)	The percentages shown are based on 42,274,536 ordinary shares issued and outstanding as of April 28, 2015.

(3)
Based solely on a Schedule 13D/A filed with the SEC on December 5, 2014, and which reflects holdings as of December 4, 2014, of which: (a) 3,266,942 ordinary shares are directly beneficially owned by Oracle Partners, L.P., (b) 521,886 ordinary shares are directly beneficially owned by Oracle Institutional Partners, L.P and (c) 461,172 ordinary shares are directly beneficially owned by Larry Feinberg, Oracle Associates LLC and other related funds. Larry Feinberg is the managing member of Oracle Associates LLC, which is the general partner of Oracle Partners L.P. Mr. Feinberg has sole voting and dispositive power with respect to 100,000 ordinary shares and he shares voting and dispositive power over the remaining ordinary shares with the other members of the group. See “Item 10. Additional Information – C. Material Contracts,” for more details on these ordinary shares.

(4)	Based solely on data held by the Company at the date of issuing Mr. Schuler ordinary shares.

(5)	Based solely on a Schedule 13G filed with the SEC on February 10, 2015, and which reflects holdings as of December 31, 2014.

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

For a detailed description of the Oracle Agreement, see “Item 10. Additional Information – C. Material Contracts.”

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 18, 2015, there were 6,697 holders of record of our ordinary shares, of which 47 record holders holding 14,495,440 shares, or approximately 34.3%, of our outstanding shares had registered addresses in the United States and there was one holder of record of the ADSs. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

See “Item 18. Financial Statements.”

Export Sales

The following table presents total export sales for each of the fiscal years indicated (in thousands):

	For the year ended December 31,
	2014	2013	2012
Total export sales*	$20,766	$19,597	$12,043
as a percentage of total revenues	98%	98%	99%

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

In August, 2013, we received a letter from Neutar, advising that Neutar believed that our Spine Assist miniature robot infringes patents allegedly owned by Neutar. In January 2015, we entered into a written settlement agreement by which all claims asserted by Neutar were fully settled and we were granted rights to certain patents.

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

	NIS Price Per Ordinary Share High	Low	U.S.$ Price Per Ordinary Share High	Low

Annual:

2015 (through April 27, 2015)	25.57	20.06	6.52	5.06
2014	44.92	18.66	12.87	4.83
2013	40.10	8.28	11.26	2.21
2012	9.00	3.46	2.38	0.88
2011	10.80	2.82	2.99	0.76
2010	12.00	7.29	3.18	1.93

Quarterly:

Second Quarter 2015 (through April 27, 2015)	25.57	21.67	6.52	5.50
First Quarter 2015	25.48	20.06	6.40	5.06
Fourth Quarter 2014	29.40	18.66	7.53	4.83
Third Quarter 2014	30.95	21.22	9.03	5.74
Second Quarter 2014	37.91	28.20	10.91	8.19
First Quarter 2014	44.92	34.54	12.87	9.95
Fourth Quarter 2013	40.10	26.68	11.26	7.57
Third Quarter 2013	30.32	21.01	8.41	5.88
Second Quarter 2013	26.97	14.85	7.48	4.10
First Quarter 2013	15.59	8.28	4.27	2.21

Most Recent Six Months:

April 2015 (through April 27, 2015)	25.57	21.67	6.52	5.50
March 2015	25.48	22.25	6.40	5.60
February 2015	23.62	20.98	6.01	5.35
January 2015	24.33	20.06	6.26	5.06
December 2014	29.40	20.65	7.53	5.28
November 2014	22.07	18.66	5.82	4.83
October 2014	23.57	20.58	6.36	5.65

PRICE RANGE OF OUR ADSs

The ADSs have been trading under the symbol “MZOR” on the NASDAQ Capital Market since May 2013 and the NASDAQ Global Market since January 16, 2014.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the ADSs on NASDAQ in U.S. dollars.

	U.S.$ Price Per ADSs
	High	Low

Annual:
2015 (through April 27, 2015)	13.33	11.23
2014	25.34	9.90
2013 (since May 28, 2013)	21.85	10.40

Quarterly:
Second Quarter 2015 (through April 27, 2015)	13.33	11.23
First Quarter 2015	12.74	10.16
Fourth Quarter 2014	14.61	9.90
Third Quarter 2014	18.12	11.36
Second Quarter 2014	21.94	16.36
First Quarter 2014	25.34	20.44
Fourth Quarter 2013	21.85	15.56
Third Quarter 2013	17.14	11.76
Second Quarter 2013 (since May 28, 2013)	15.01	10.40

Most Recent Six Months:
April 2015 (through April 27, 2015)	13.33	11.23
March 2015	12.74	11.15
February 2015	12.08	11.01
January 2015	12.12	10.16
December 2014	14.61	10.63
November 2014	11.53	9.90
October 2014	13.09	11.20

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are listed and traded on the TASE. Our ADSs are traded on the NASDAQ Global Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

General Corporate Tax Structure. Israeli companies are generally subject to corporate tax. In 2013, the corporate tax rate is 25% of their taxable income and as of January 1, 2014 the rate is 26.5%. However, the effective tax rate payable by a company that derives income from a “Beneficiary Enterprise”, as discussed further below, may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

Tax Benefits Prior to the 2005 Amendment. An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of Economy, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

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

Tax Benefits Subsequent to the 2005 Amendment. The 2005 Amendment changed certain provisions of the Investment Law. As a result of the 2005 Amendment, a company was no longer obliged to obtain Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Track, and therefore generally there was no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking cash grants). Rather, we may claim the tax benefits offered by the Investment Law directly in our tax returns by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding its eligibility for benefits under the 2005 Amendment.

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

In February 2007, our aforementioned Approved Enterprise status was revoked at our request, and in respect of an expansion of our plant in the Caesarea industrial park it was granted a Beneficiary Enterprise status. In accordance with this status, we will be entitled to the tax benefits provided by the Encouragement Law with respect to income of the Beneficiary Enterprise from productive activity. Income of the Beneficiary Enterprise from productive activity will be exempt from tax for two years from the year in which we first has taxable income, and will be subject to tax of 25% in the following 5 years, providing that 12 years have not passed from the beginning of the year of election (i.e., 2005).

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

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate will be 12.5% and 7%, respectively, in 2013 and will increase to 16% and 9% in 2014  and thereafter, respectively.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (however, if afterward distributed to individuals or non-Israeli companies a withholding of 15% or such lower rate as may be provided in an applicable tax treaty, will apply).

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

Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

●	amortization of purchases of know-how and patents over an eight-year period for tax purposes;

●	deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock market;

●	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

●	accelerated depreciation rates on equipment and buildings.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents generally will be subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Preferred Enterprise. When the dividend is distributed by a Beneficiary Enterprise, the withholding rate is 20%, unless a reduced tax rate is provided under an applicable tax treaty. In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. Consequently, distributions to U.S. residents of income attributed to an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise will be subject to withholding tax at a rate of 15%, or 20%, as explained above. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Taxation of the U.S. Subsidiary in the United States

The corporate tax applicable to the U.S. Subsidiary is at graduated rates of up to 34% plus state tax of 0.95% to 9.99% (according to the tax rates in the states in which the U.S. Subsidiary operates). Furthermore, certain states in which the U.S. Subsidiary operates have a minimum tax rate.

Israel and the United States have a double tax prevention treaty. According to the treaty, dividends and interest paid to us by our U.S. Subsidiary are generally subject to withholding tax of 12.5% and 17.5%, respectively.

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

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies”, upon the sale, exchange or other disposition of our ordinary shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

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

We believe that we will not be a PFIC for the current taxable year and do not expect to become a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

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

Medical Devices Excise Tax

The Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 imposes significant new taxes on medical device makers in the form of a 2.3% excise tax on U.S. medical device sales, with certain exemptions, beginning in January 2013. In the fiscal year 2014 we paid an excise tax fee in the amount of $238,000, which is included within sales and marketing expense, net in our Consolidated Statement of Profit or Loss and Other Comprehensive Income.

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

Risk of Interest Rate Fluctuation

We do not currently anticipate undertaking any significant long-term borrowings. We follow an investment policy that was set by our board of directors whose primary objectives are to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, provided, however, that given the low levels of interest rates worldwide, our interest income is not material and a further reduction in interest rates would not cause us a significant reduction in the absolute amounts of interest income to us. We manage this exposure by performing ongoing evaluations of our investments. Our investment balances are comprised mainly of bank deposits. The carrying value of the investment balances usually approximates their fair value. It is be our current policy to hold investments to maturity in order to limit our exposure to interest rate fluctuations.

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

As of December 31, 2014, we have open currency hedging transactions in the amount of 7,300,000 NIS (approximately $1,877,000). All transactions were settled or expected to be settled in 2015.

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

The tables below provide information as of December 31, 2014 regarding our foreign currency-denominated monetary assets and liabilities.

a.	Foreign currency denominated monetary assets and liabilities.

Position as of December 31, 2014:

Total as of December 31,
2014
(U.S. $ in thousands)
Current Assets:
Shekels	2,071
Euros	703
Total	2,774

Long term Assets:
Shekels	79
Total	79

Current Liabilities:
Shekels	1,887
Euros	484
Total	2,371

Long term Liabilities:
Shekels	-
Total	-

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

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

(a)  Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of  the end of the period covered by this Annual Report on Form 20-F.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)  Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. based principally on the framework in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. Management reviewed the results of its assessment with our Audit Committee.

(c)  Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has not been audited by our registered public accounting firm due to an exemption for emerging growth companies provided in the JOBS Act.

(d)  Changes in Internal Control over Financial Reporting

During the year ended December 31, 2014, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e)  Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Gil Bianco, David Schlachet and Sarit Soccary Ben-Yochanan are the financial experts serving on our audit committee and that these individuals are independent as that term is defined under the rules under the Exchange Act, and are independent in accordance with applicable Exchange Act rules and the NASDAQ Stock Market rules.

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

The following table sets forth fees for professional audit services rendered by Somekh Chaikin, a member firm of KPMG International, for the audit of our financial statements for the years ended December 31, 2013 and 2012, and fees billed for other services rendered by Somekh Chaikin:

	2014	2013
	(In Thousands)

Audit Fees (1)	$179	$230
Audit-Related Fees	$25	$-
Tax Fees (2)	$8	$9
All Other Fees	$-	$-
Total	$212	$239

(1)	Includes audit fee for registration statement and prospectus.

(2)	“Tax fees” includes fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions.

Our audit committee pre-approves all audit and non-audit services provided to us and to our Subsidiaries during the periods listed above. Audit services must be pre-approved by the full audit committee. The authority to pre-approve non-audit services has been delegated to the Chairman of the audit committee. Any services pre-approved by the Chairman are reported to the full committee at its next scheduled meeting.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Listing Rules of the NASDAQ Stock Market, we have elected to follow the provisions of the Companies Law, rather than the Listing Rules of the NASDAQ Stock Market, with respect to the following requirements:

●
Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Listing Rules of the NASDAQ Stock Market, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

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

●
Nomination of our directors. With the exception of our external directors and directors elected by our board of directors, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. See “Management—Board Practices” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Listing Rules of the NASDAQ Stock Market.

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

Additionally, approval of the compensation of an executive officer, who is also a director, shall generally require a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our office holders compensation policy. Our compensation committee and board of directors may, in special circumstances, approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholders’ objection, based on specified arguments and taking shareholders’ objection into account. Our compensation committee may further exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholders’ approval, if such engagement is consistent with our office holders compensation policy and our compensation committee determines based on specified arguments that presentation of such engagement to shareholders’ approval is likely to prevent such engagement. To the extent that any such transaction with a controlling shareholder is for a period exceeding three years, approval is required once every three years.

A director or executive officer may not be present when the board of directors of a company discusses or votes upon a transaction in which he or she has a personal interest, except in case of ordinary transactions, unless the chairman of the board of directors determines that he or she should be present to present the transaction that is subject to approval.

●
Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under NASDAQ Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Management—Board Practices—External Directors.” We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable NASDAQ and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the NASDAQ Listing Rules otherwise require.

●
Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with NASDAQ Listing Rule 5635. In particular, under this NASDAQ rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholders' approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law — Disclosure of personal interests of controlling shareholders”, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require the special approval described above, under “Approval of Related Party Transactions under Israeli Law — Disclosure of personal interests of controlling shareholders”. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●
Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which require the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Listing Rules of the NASDAQ Stock Market.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

MAZOR ROBOTICS LTD. CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

Mazor Robotics Ltd.

Consolidated Financial Statements as of December 31, 2014

Contents

Page

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Statements of Financial Position	F - 3 - F - 4

Consolidated Statements of Comprehensive Income	F - 5

Consolidated Statements of Changes in Equity	F - 6 - F - 7

Consolidated Statements of Cash Flows	F - 8

Notes to the Consolidated Financial Statements	F - 9 - F - 43

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Mazor Robotics Ltd.

We have audited the accompanying consolidated statements of financial position of Mazor Robotics Ltd. (hereinafter – “the Company”) and its subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income, changes in equity and cash flows, for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
April 28, 2015

Mazor Robotics Ltd.

Consolidated Statements of Financial Position as of December 31

		2014	2013
	Note	USD thousands	USD thousands
Assets

Cash and cash equivalents	4	22,255	19,803
Short-term investments	5	24,507	45,014
Trade receivables	6	2,797	1,974
Other current assets	7	1,110	655
Inventory	8	3,050	2,480

Total current assets		53,719	69,926

Prepaid lease fees	15B	79	78
Long-term investments	5	5,473	-
Property and equipment, net	9	1,257	792
Deferred tax asset	14	158	-
Intangible assets, net	10	-	93

Total non-current assets		6,967	963

Total assets		60,686	70,889

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Consolidated Statements of Financial Position as of December 31

		2014	2013
	Note	USD thousands	USD thousands
Liabilities

Trade payables		1,689	1,899
Other current liabilities	11	4,452	4,565

Total current liabilities		6,141	6,464

Employee benefits	12	278	311
Deferred tax liability	14	-	21

Total non-current liabilities		278	332

Total liabilities		6,419	6,796

Equity	24
Share capital		110	106
Share premium		135,182	130,472
Amounts allocated to share options		77	77
Capital reserve for share-based payment transactions		4,586	3,854
Foreign currency translation reserve		2,119	2,119
Accumulated loss		(87,807)	(72,535)

Total equity		54,267	64,093

Total liabilities and equity		60,686	70,889

Date of approval of the financial statements: April 28, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

 Mazor Robotics Ltd.

Consolidated Statements of Comprehensive Income for the Year Ended December 31

		2014	2013	2012
	Note	USD thousands	USD thousands	USD thousands
Revenues	16	21,208	19,983	12,175
Cost of sales	18	4,396	4,280	2,893

Gross profit		16,812	15,703	9,282

Research and development expenses	19	5,776	4,174	2,760
Selling and marketing expenses	20	21,352	15,692	8,887
General and administrative expenses	21	4,392	2,766	1,845

Operating loss		(14,708)	(6,929)	(4,210)

Financing income	22	134	214	925
Financing expenses	22	(553)	(13,647)	(3,756)

Financing expenses, net		(419)	(13,433)	(2,831)

Loss before taxes on income		(15,127)	(20,362)	(7,041)

Income tax expense	14	145	167	23

Loss for the year		(15,272)	(20,529)	(7,064)

Other comprehensive loss:

Foreign currency translation differences		-	-	(281)

Total comprehensive loss for the year		(15,272)	(20,529)	(7,345)

Loss per share

Basic and diluted loss per share (in USD)	26	(0.37)	(0.57)	(0.29)

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.
Consolidated Statements of Changes in Equity

					Capital
			Amounts	Amounts	reserve for	Foreign
			allocated	allocated to	share-based	currency
	Share	Share	to share	conversion	payment	translation	Accumulated	Total
	Capital	premium	options	option	transactions	reserve	loss	Equity
	USD thousands
For the year ended
December 31, 2014

Balance as of
January 1, 2014	106	130,472	77	-	3,854	2,119	(72,535)	64,093
Total comprehensive loss
for the year	-	-	-	-	-	-	(15,272)	(15,272)
Exercise of share options	4	4,635	-	-	(1,597)	-	-	3,042
Tax benefit arising on
exercise of share options	-	-	-	-	247	-	-	247
Expiration of share options	-	75	-	-	(75)	-	-	-
Share-based payments	-	-	-	-	2,157	-	-	2,157
Balance as of
December 31, 2014	110	135,182	77	-	4,586	2,119	(87,807)	54,267

For the year ended
December 31, 2013

Balance as of
January 1, 2013	73	58,910	554	-	3,170	2,119	(52,006)	12,820
Total comprehensive loss
for the year	-	-	-	-	-	-	(20,529)	(20,529)
Issuance of shares(1)	16	42,604	-	-	-	-	-	42,620
Classification of derivative
liability on account of warrants
to equity(2)	-	-	17,500	-	-	-	-	17,500
Exercise of share options	17	28,948	(17,977)	-	(325)	-	-	10,663
Expiration of share options	-	10	-	-	(10)	-	-	-
Share-based payments	-	-	-	-	1,019	-	-	1,019
Balance as of
December 31, 2013	106	130,472	77	-	3,854	2,119	(72,535)	64,093

(1)	See note 24C(3).
(2)	See note 24C(2).

Mazor Robotics Ltd.
Consolidated Statements of Changes in Equity

					Capital
			Amounts	Amounts	reserve for	Foreign
			allocated	allocated to	share-based	currency
	Share	Share	to share	conversion	payment	translation	Accumulated	Total
	Capital	premium	options	option	transactions	reserve	loss	Equity
	USD thousands
For the year ended
December 31, 2012

Balance as of
January 1, 2012	55	51,122	1,267	795	2,787	2,400	(44,942)	13,484
Total comprehensive loss
for the year
Loss for the year	-	-	-	-	-	-	(7,064)	(7,064)
Other comprehensive loss
for the year, net of tax	-	-	-	-	-	(281)	-	(281)
Total comprehensive loss
for the year	-	-	-	-	-	(281)	(7,064)	(7,345)

Issuance of share options
and shares	18	6,105	-	-	-	-	-	6,123
Exercise of share options	(1) -	3	-	-	-	-	-	3
Expiration of share options	-	885	(713)	-	(172)	-	-	-
Share-based payments	-	-	-	-	555		-	555
Expiration of conversion
options	-	795	-	(795)	-	-	-	-
Balance as of
December 31, 2012	73	58,910	554	-	3,170	2,119	(52,006)	12,820

(1)	Less than USD 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

	2014	2013	2012
	USD thousands	USD thousands	USD thousands
Cash flows from operating activities
Loss for the year	(15,272)	(20,529)	(7,064)
Adjustments:
Depreciation and amortization	540	611	545
Financing expenses, net	278	13,400	2,938
Share-based payments	2,157	1,019	555
Income tax expense	145	167	23
	3,120	15,197	4,061

Change in inventory	(980)	(1,223)	(51)
Change in trade and other accounts receivable	(1,296)	(899)	(218)
Change in prepaid lease fees	(1)	(14)	(9)
Change in trade and other accounts payable	138	2,254	1,194
Change in employee benefits	(33)	112	12
	(2,172)	230	928

Interest received	85	78	470
Interest paid	-	-	(215)
Income tax paid	(51)	(26)	-
	34	52	255

Net cash used in operating activities	(14,290)	(5,050)	(1,820)

Cash flows from investing activities
Proceeds from (investment in) short-term
investments, net	22,271	(40,820)	9,949
Long-term investments	(7,237)	-	-
Acquisition of property and equipment	(503)	(272)	(372)

Net cash from (used in) investing activities	14,531	(41,092)	9,577

Cash flows from financing activities
Proceeds from warrants and shares issue, net	-	53,198	7,298
Issuance expenses	(294)	-	-
Proceeds from exercise of share options by
employees and service providers	3,042	479	3
Repayment of convertible debentures	-	-	(3,916)
Repayment of loans to the Chief Scientist	(324)	(629)	(317)

Net cash from financing activities	2,424	53,048	3,068

Net increase in cash and cash equivalents	2,665	6,906	10,825

Cash and cash equivalents at the beginning of the year	19,803	12,797	1,655
Exchange rate differences on
cash and cash equivalents	(213)	100	317

Cash and cash equivalents at the end of the year	22,255	19,803	12,797

Supplementary cash flows information:
Transfer of inventory to property and equipment	410	67	87

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 1 - Reporting Entity

A.
Mazor Robotics Ltd. (hereinafter – the “Company”) is an Israeli company incorporated in Israel. The address of the Company’s registered office is 7 HaEeshel St., Caesarea Industrial Park, Caesarea, Israel. These consolidated financial statements as of and for the year ended December 31, 2014 comprise the Company and its wholly owned subsidiaries incorporated in the U.S. and Singapore,  Mazor Robotics Inc. and Mazor Robotics Pte Ltd. (together referred to as the “Group”). The Group is a leading innovator in spine surgery and has pioneered surgical guidance systems and complementary products in the spine and brain surgical markets that provide a safer surgical environment for patients, surgeons and operating room staff.  The Group engages in the development, production and marketing of innovative medical devices for supporting surgical procedures in the field of orthopedics and neurosurgery. The Group operates in the field of image guided surgery (also known as computer assisted surgery) that enables the use of surgical instruments with high precision and minimal invasiveness and that simplifies complex surgical procedures. Since August 2007, the securities of the Company have been registered for trade on the Tel Aviv Stock Exchange. On May 28, 2013, the Company’s American Depositary Shares (ADSs), each of which represents 2 ordinary shares of the Company, represented by American Depositary Receipts (ADRs), were registered for trade on NASDAQ Capital Market and are currently traded on the NASDAQ Global Market (see Note 24(C)(3)).

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

(2)	The Company – Mazor Robotics Ltd.

(3)	The Group – Mazor Robotics Ltd. and its subsidiaries.

(4)	Subsidiary – A company, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

(5)	Related party – Within its meaning in IAS 24 (2009), “Related Party Disclosures”.

(6)	CPI – The Consumer Price Index as published by the Israeli Central Bureau of Statistics.

(7)	OCS - Office of the Chief Scientist of the Israeli Ministry of Economy.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 28, 2015.

B.	Reporting and functional currency

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

The financial statements have been prepared on the historical cost basis except for investments and derivative instruments measured at fair value through profit or loss, inventory (measured at the lower of cost or net realizable value), deferred tax assets and liabilities and assets and liabilities for employee benefits. For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

D.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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

Material accounting estimates and judgments

Presented hereunder is information with respect to material assumptions and estimates, which were made by the Group’s management while implementing Group accounting policies:

Fair value measurement of Warrants convertible into a variable number of Company's shares

During 2012, the Company entered into an investment agreement as described in Note 24(C)(2), according to which investors were issued warrants convertible into a variable number of the Company's shares, thereby representing a financial liability that is a derivative instrument. This liability is measured at fair value using standard valuation technique for this type of instrument (Monte Carlo model) on the basis of observable inputs (such as the price of the Company's shares and the NIS/USD exchange rate) and the following unobservable inputs:  expected volatility, correlation between the share price and the change in the exchange rate, risk-free interest rate, expected life and the probability that mandatory exercise will occur.

Changes in the financial inputs underlying the model and/or in the valuation technique could have caused significant changes in the fair value of said liability and could have a material effect upon the valuation results, and thus, on our financial statements. As fully described in Note 24(C), as of May 28, 2013 the derivative instrument was reclassified to equity and is no longer measured at fair value.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

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

Recognition of deferred tax assets in respect of tax losses - Management of the Company evaluates whether it is probable that in the foreseeable future there will be taxable profits against which losses can be utilized and quantify the portion of tax losses that are more likely than not to be allowable under applicable tax laws, and accordingly it recognizes (or does not recognize) deferred tax assets. For further information on losses for which a deferred tax asset was recognized, see Note 14 regarding taxes on income.

Fair value measurement of share-based payment transactions - The Group grants share based payment to directors, employees and consultants. The fair value of the share options is measured at grant date on the basis of accepted valuation models and assumptions regarding unobservable inputs used in the valuation models. The value of the transactions, measured as described above, is recognized as an expense over the vesting period. Concurrently with the periodic recognition of an expense, an increase is recognized in a capital reserve, within the Group’s equity.

E.	New standards and interpretations

(1)	IFRS 15, Revenue from Contracts with Customers (hereinafter – "IFRS 15")

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2017 and earlier application is permitted .

(2)	IFRS 9 (2014), Financial Instruments (hereinafter – "IFRS 9 (2014)")

A final version of the standard was released, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

Classification and measurement

In accordance with IFRS 9 (2014), there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).

IFRS 9 (2014) requires that changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income (loss).

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 - Basis of Preparation (cont’d)

E.	New standards and interpretations (cont’d)

(2)	IFRS 9 (2014), Financial Instruments (hereinafter – "IFRS 9 (2014)") (cont’d)

Hedge accounting – general

Under IFRS 9 (2014), additional hedging strategies that are used for risk management will qualify for hedge accounting. IFRS 9 (2014) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2014) introduces new models that are alternatives to hedge accounting as regards credit exposures and certain contracts outside the scope of IFRS 9 (2014) and sets new principles for accounting for hedging instruments. In addition, IFRS 9 (2014) provides new disclosure requirements.

Impairment of financial assets

IFRS 9 (2014) presents a new ‘expected credit loss’ model for calculating impairment. For most assets, the new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date .

If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions. The Company has not yet commenced examining the effects of adopting IFRS 9 (2014) on the financial statements.

F.	Capital management – objectives, procedures and processes

Management’s policy is to maintain a solid capital base in order to preserve the ability of the Company to continue operating so that it may provide a return on capital to its shareholders, benefits to other holders of interests in the Company such as credit providers and employees of the Company and sustain future development of the business. Neither the Company nor its Subsidiaries are subject to externally imposed capital requirements.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

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

Notes to the Consolidated Financial Statements as at December 31, 2014

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

(b)
Direct issuance costs are attributed to the specific securities in respect of which they were incurred, whereas joint issuance costs are attributed to the securities on a proportionate basis according to the allocation of the consideration from the issuance of the compound financial instruments, as described in sub-paragraph (a) above.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

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

The estimated useful lives for the current and comparative periods are as follows:

Computers Machinery and equipment Office furniture and equipment Motor vehicles Leasehold improvements	3 years 4-7 years 10-17 years 5 years 4-6 years

Depreciation methods useful lives are reviewed at each financial year-end and adjusted if appropriate.

E.	Intangible assets

(1)	Research and development

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

Notes to the Consolidated Financial Statements as at December 31, 2014

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

The estimated useful lives for the current and comparative periods of the capitalized development costs is 4 years.

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

Notes to the Consolidated Financial Statements as at December 31, 2014

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
Most of the Group’s Israeli employees are subject to Section 14 of the Israeli Severance Pay Law – 1963 and therefore substantially all of the post-employment plans of the Group are classified as defined contribution plans.

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

Notes to the Consolidated Financial Statements as at December 31, 2014

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

These components are split into separate accounting units if and only if each component has separate value for the customer and there is reliable evidence of the fair value of the components not yet supplied. Components not split into a separate accounting unit due to non-compliance with the above conditions, are grouped together as a single accounting unit. The revenue from each such accounting unit is recognized upon fulfillment of the conditions for recognition of revenue from the components included therein, according to their type. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit. If the fair value of the delivered item is not reliably measurable, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item. Usually, fair value of the warranty and maintenance services component is determined based on the renewal quote offered in the sales agreement.

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

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 3 - Significant Accounting Policies (cont’d)

J.	Revenue Recognition (cont’d)

Warranty and maintenance services – Revenue from warranty and maintenance services is recognized proportionately over the period of rendering of the service and subject to the other conditions for revenue recognition specified above.

K.	OCS grants

Grants from the OCS in respect of research and development projects are accounted for as forgivable loans according to IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. Grants received from the OCS are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the actual grants received and the fair value of the liability on the date of receiving the grant is recognized as a deduction of development expenses.

L.	Financing income and expenses

Financing income comprises interest income on funds invested, changes in the fair value of financial assets at fair value through profit or loss, changes in fair value of derivative instruments and foreign currency gains. Interest income is recognized as it accrues using the effective interest method.

Financing expenses comprise changes in fair value of derivative instruments,  interest expense on debentures, liability to the OCS as well as changes in the fair value of financial assets at fair value through profit or loss and foreign currency losses. Borrowing costs are recognized in profit or loss using the effective interest method.

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

Tax benefit arising from tax deduction on exercise of share options is recognized in statement of comprehensive income to the extent of the cumulative remuneration expense recognized. Any excess benefit is recognized directly in equity.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 3 - Significant Accounting Policies (cont’d)

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

O.            Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

Note 4 - Cash and Cash Equivalents

	December 31
	2014	2013
	USD thousands	USD thousands
Current balances in banks	19,073	11,803
Deposits held at financial institutions, with original
maturity periods of up to three months	3,182	8,000

	22,255	19,803

The deposits outstanding, as of December 31, 2014, bear annual interest of 0.04-0.22%.

The Group’s exposure to credit and currency risks and a sensitivity analysis for financial assets are disclosed in Note 28.

Note 5 –Investments

Breakdown according to type of investment

	December 31
	2014	2013
	USD thousands	USD thousands
Short-term investments
Deposits held at financial institutions, in USD	24,494	45,000

Investments in marketable securities
Mutual funds	13	14
	24,507	45,014
Long-term investments
Deposits held at financial institutions, in USD	5,473	-

The deposits outstanding, as of December 31, 2014, bear annual interest of 0.33-1.5%.

The Group’s exposure to credit, interest rate and currency risks, and a sensitivity analysis for financial assets are disclosed in Note 28.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Trade Receivables

	December 31
	2014	2013
	USD thousands	USD thousands

Open accounts	2,797	1,976
Less – provision for doubtful debts	-	(2)

	2,797	1,974

The Group’s exposure to credit and currency risk is disclosed in Note 28.

Note 7 – Other Current Assets

	December 31
	2014	2013
	USD thousands	USD thousands

Institutions	317	121
Prepaid expenses	656	475
Advances to suppliers	48	43
Other receivables*	89	16

	1,110	655

*  Includes derivative instruments in the amount of USD 14 thousands, as of December 31, 2013. See Note 28E(2) regarding fair value measurement.

The Group’s exposure to credit and currency risk is disclosed in Note 28.

Note 8 - Inventory

	December 31
	2014	2013
	USD thousands	USD thousands
Raw materials and spare parts	1,154	1,022
Work in progress	99	60
Finished goods	1,797	1,398

	3,050	2,480

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 9 - Property and Equipment, net

			Office
		Machinery	furniture
		and	and	Leasehold
	Vehicles	equipment	equipment	improvements	Computers	Total
	USD thousands
Cost
Balance as of January 1, 2014	33	743	142	206	993	2,117
Additions	-	623	36	55	199	913
Deletions	-	-	-	-	(46)	(46)

Balance as of December 31, 2014	33	1,366	178	261	1,146	2,984

Balance as of January 1, 2013	33	673	124	184	760	1,774
Additions	-	70	18	22	233	343

Balance as of December 31, 2013	33	743	142	206	993	2,117

Depreciation
Balance as of January 1, 2014	16	485	41	119	664	1,325
Depreciation for the year	5	188	11	30	213	447
Deletions	-	-	-	-	(45)	(45)

Balance as of December 31, 2014	21	673	52	149	833	1,727

Balance as of January 1, 2013	11	398	33	92	474	1,008
Depreciation for the year	5	87	8	27	190	317

Balance as of December 31, 2013	16	485	41	119	664	1,325

Carrying amount
Balance as of January 1, 2013	22	275	91	92	286	766
Balance as of December 31, 2013	17	258	101	87	329	792
Balance as of December 31, 2014	12	693	125	112	315	1,257

Note 10 - Intangible Assets

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

Presented hereunder is the movement in the balance of intangible assets during the years 2013 and 2014:

Capitalized development
costs
USD thousands
Cost
Balance as of January 1, 2013,

December 31, 2013 and December 31, 2014	1,247

Amortization
Balance as of January 1, 2013	860
Amortization for the year	294

Balance as of December 31, 2013	1,154
Amortization for the year	93

Balance as of December 31, 2014	1,247

Carrying amount
December 31, 2013	93
December 31, 2014	-

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 11 - Other Current Liabilities

	December 31
	2014	2013
	USD thousands	USD thousands
Salary and related liabilities	1,994	2,450
Deferred income	1,157	1,010
Accrued expenses	625	580
Institutions	41	90
Tax provision	101	60
Liabilities to the OCS (see Note 13)	-	309
Hedging Transactions	120	-
Related parties*	60	33
Other	354	33

	4,452	4,565

*	See Note 23 - related parties for additional information regarding transactions and balances with related parties.

The Group’s exposure to currency and liquidity risks related to certain payables is disclosed in Note 28.

Note 12 - Employee Benefits

Employee benefits mostly include post-employment benefits for Israeli employees who are in the scope of Section 14 of the Israeli Severance Pay Law – 1963, that are accounted for as  defined contribution plans. The Group also has immaterial defined benefit plans for which it deposits amounts in appropriate insurance policies.

Regarding short-term benefits see Note 11 - Other Accounts Payable.

Regarding share-based payments see Note 25 - Share-Based Payments.

Post-employment benefit plans – defined contribution plan

	For the year ended December 31
	2014	2013	2012
	USD thousands	USD thousands	USD thousands
Amount recognized as expense in respect of
defined contribution plan	229	173	107

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 13 - Liabilities to the OCS

The Group is obligated to pay royalties to the OCS in respect of sales of products in which the OCS participated in their development by means of grants. The royalties are primarily calculated at the rate of 3%-3.5% of the sales of such products, and amount to no more than the amount of the grant that was received plus interest at the LIBOR rate. The total amount of the grants received is USD 1,326 thousands. The Group estimates that it is probable that it will return the grants received, and therefore it recognized a liability in respect thereto, as of December 31, 2013. The Group has been paying royalties since 2006 and as of December 31, 2014, all obligation and accrued interest were paid.

	December 31
	2014	2013
	USD thousands	USD thousands
Balance as of January 1	309	832
Amounts received	-	-
Royalties paid during the year	(324)	(629)
Amounts recognized in the statement of comprehensive income	15	106

Balance as of December 31	-	309

The Group’s exposure to currency and liquidity risks related liabilities to OCS is disclosed in Note 28.

Note 14 - Taxes on Income

A.	Details regarding the tax environment of the Group

(1)	Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

(a)	Presented hereunder are the Israeli tax rates in the years 2012-2014: 2012 – 25% 2013 – 25% 2014 – 26.5%

(b)
On August 5, 2013, the Knesset (Israeli Parliament) passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

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

In addition, in the event of a change in the field of activity and/or business model and/or a significant reduction in production levels or in product variety, the tax ruling will become void. The Company will be controlled and managed in Israel throughout the benefit period.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 14 - Taxes on Income (cont'd)

A.	Details regarding the tax environment of the Group (cont'd)

(2)	Benefits under the Israeli Law for the Encouragement of Capital Investments – 1959 (hereinafter - “the Law”) (cont'd)

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

The Amendment to the Law provides that the existing tax benefit tracks were eliminated and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all of the company’s income entitled to benefits, such as: in the 2011-2012 tax years – a tax rate of 15%, in the 2013-2014 tax years – a tax rate of 12.5%, and as from the 2015 tax year – a tax rate of 12%.

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

(4)
Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985

Through 2014, the Company has maintained its books and records for Israeli tax purposes in NIS. Calculation of the Company’s results in NIS differs from the results reported in the financial statements, which are based on the functional currency of the Company which is the U.S. Dollar.

The Company has elected, commencing January 1, 2015, to maintain its books and records in U.S. dollars for tax purposes, as permitted under the tax regulations, since the Company is considered a “foreign invested company”. The Company must continue to be taxed on this basis for at least three years.

(5)
Taxation of the subsidiary in the USA

The tax rates applicable to the subsidiary incorporated in the USA are federal tax rate of 34% plus state tax of 0.95% to 9.99%, depending on the state. Furthermore, certain states in which the subsidiary operates have a minimum tax.

Israel and the USA have a double tax avoidance treaty. According to the treaty, dividends and interest are subject to withholding tax of 12.5% and 17.5%, respectively.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 14 - Taxes on Income (cont'd)

B.	Composition of income tax expense

	For the year ended December 31
	2014	2013	2012
	USD thousands	USD thousands	USD thousands
Current tax expense
Current tax	194	66	16

Deferred tax income
Changes in deferred tax assets
(liabilities) in subsidiary	(49)	101	7
Total tax expense	145	167	23

C.           Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	For the year ended December 31
	2014	2013	2012
	USD thousands	USD thousands	USD thousands
Loss before taxes on income	(15,127)	(20,362)	(7,041)
Primary tax rate of the Company	26.5%	25%	25%

Tax calculated according to the Company’s
primary tax rate	(4,009)	(5,090)	(1,760)

Additional tax (tax saving) in respect of:
Different tax rate of foreign subsidiaries	20	19	21
Non-deductible expenses	615	3,825	257
Utilization of tax losses for which deferred
taxes were not created in prior years	-	-	(66)
Difference between the measurement basis of
the Company’s results for tax purposes and the
measurement basis of the Company’s results in
the financial statements (see A(4) above)	1,905	-	-
Creation of deferred taxes in respect of tax losses
for which deferred taxes were not created
in prior years	-	-	(37)
Tax losses and benefits for which deferred
tax assets were not created	1,578	1,404	1,606
Other differences	36	9	2

Income tax expense	145	167	23

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 14 - Taxes on Income (cont'd)

D.            Deferred tax assets and liabilities

(1)	The Company has recognized deferred tax assets and liabilities in respect of the following items:

	December 31
	2014	2013
	USD thousands	USD thousands
Property and equipment	(27)	(27)
Tax losses and other temporary differences	185	6
	158	(21)

Deferred taxes in respect of the losses of the U.S. subsidiary were recognized, following the profitability of the U.S. subsidiary in recent years and convincing evidence that the U.S. subsidiary will experience sufficient taxable profit in the near future and following the evaluation of the losses that more likely than not will be allowable under applicable tax laws.

During 2014, deferred tax assets in the amount of USD 130 thousand were recognized directly in equity and not through profit or loss. Such deferred tax assets were recognized in respect of disqualifying dispositions of  ISO options by U.S. subsidiary employees.

(2)	Unrecognized deferred tax assets Deferred tax assets have not been recognized in respect of the following items:

	December 31
	2014	2013
	USD thousands	USD thousands
Deductible temporary differences, net	5,315	5,202
Tax losses	65,461	54,104

The deductible temporary differences and tax losses incurred by the Israeli company do not expire under current tax legislation in Israel.

In general, the losses of the subsidiary in the USA can be used for up to a period of 20 years according to the tax laws of its state of incorporation. The utilization of the subsidiary’s tax losses has been limited to USD 207,100 per year, by an “ownership change” under Section 382 of the Internal Revenue Code (the “Code”), which occurred during July 2009. An “ownership change” generally is a 50% increase in ownership over a three-year period by stockholders who directly or indirectly own at least 5 percent of the Company’s stock. The limitation applies to all tax losses existing at the time of the ownership change.

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

Tax years up to and including the year ended 2010 are considered final for both the company and the U.S. subsidiary.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 15 - Commitments

A.
The Company and the U.S. subsidiary have operating lease agreements with respect to the buildings they use. The agreements will end in December 31, 2015 and May 11, 2016, respectively and have optional extension periods until December 31, 2017 and July 1, 2018, respectively. The Company provided a promissory note in the amount of USD 15 thousand as security for the lease.

The rent payments for buildings in Israel are linked to the CPI and for those in the USA are stated at the U.S. dollar. The minimum annual lease payments under the agreements, including the extension period, are as follows:

December 31, 2014
USD thousands
2015	327
2016	332
2017	337
2018	123
1,119

The lease payments amounted to USD 327 thousand in 2014 and USD 253 thousand in 2013.

B.
The Company leases motor vehicles under operating lease agreements for a period of 32 to 36 months. With regards to these agreements, the Company has deposited amounts as security for the future rent payments. As of the reporting date the balance of prepaid expenses on account of the lease of motor vehicles is NIS 305 thousand (approximately USD 79 thousand). The deposits are linked to the CPI and do not bear interest. The minimum annual payments according to the agreements are as follows:

December 31, 2014
USD thousands
2015	254
2016	154
2017	54
462

The lease motor vehicles payments amounted to NIS 1,021 thousand (approximately USD 263 thousand) in 2014 (2013: NIS 936 thousand (approximately USD 270 thousand)).

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

Currently, no royalties are being paid to the Developer, because the product is not commercially sold.

D.
In January 2012, the Company entered into a distribution agreement with Mazor Robotics GmbH (hereinafter: “Mazor Germany”). According to the agreement, the Company will grant to Mazor Germany exclusive distribution rights in Germany, Austria and Switzerland (the “Territory”) with respect to various products of the Company, and limited service also in other European countries according to the needs of the Company, and will also pay a monthly fee to support penetration cost to the Territory. The monthly fee will be agreed  by both parties in advanced each calendar year. The monthly fee will be paid 3 months in advance each calendar month. The Company granted to Mazor Germany the right to use the name “Mazor”, and this right will expire on the last date of a binding agreement. The intellectual property will at all times continue to be the property of the Company. The agreement will continue until terminated by either party with 180 days written notice. During the 180 day advance notice the Company will continue to pay the monthly fee as agreed. An amount of 90 thousand Euro was agreed as the monthly fee for the year 2014.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 15 – Commitments (cont'd)

E.
As of December 31, 2014, the Company has purchase obligations in the amount of USD 629 thousand which mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business.

F.	Contingent Liability

On August 14, 2013, the Company received a letter from Neutar L.L.C. (“Neutar”), advising that Neutar believes that the Company's Spine Assist miniature robot infringes patents allegedly owned by Neutar. In January 2015, the parties entered into a written settlement agreement by which all claims asserted by Neutar were fully and finally settled.

Note 16 - Revenues

	For the year ended December 31
	2014	2013	2012
	USD thousands	USD thousands	USD thousands
Sales of systems	12,040	13,527	8,656
Sales of disposables	4,916	3,505	1,918
Services and other	4,252	2,951	1,601

	21,208	19,983	12,175

Note 17 - Segment Reporting

A.	Information about reportable segments

The Group has two reportable segments as specified in the table below.

Segment information is presented regarding the Group’s geographical segments on the basis of information that is regularly reviewed by the chief operating decision maker.

Segment profits and segment assets are not reviewed regularly by the chief operating decision maker.

Information regarding the operations of reportable segments is presented in the table below:

	For the year ended December 31, 2014
	U.S.A.	International	Total
	USD in thousands
Total revenues	15,486	5,722	21,208

	For the year ended December 31, 2013
	U.S.A.	International	Total
	USD in thousands
Total revenues	15,021	4,962	19,983

	For the year ended December 31, 2012
	U.S.A.	International	Total
	USD in thousands
Total revenues	9,474	2,701	12,175

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 17 - Segment Reporting (cont'd)

B.	Entity level disclosures

(1)	Major Customers

In the year ended December 31, 2012, we had one major customer in the U.S.A., which generated USD 1,446 thousand revenues.

In the years ended December 31, 2014 and 2013, there were no major customers.

(2)	Information on products and services

The Group’s revenues from external parties in respect of each category of similar products and services are presented in Note 16.

(3)	Information on geographical segments

Virtually all of the Company’s long-lived assets are located in Israel.

Note 18 - Cost of Sales

	For the year ended December 31
	2014	2013	2012
	USD thousands	USD thousands	USD thousands
Materials and subcontractors	2,616	2,664	1,602
Salaries, wages and related expenses	1,061	838	654
Depreciation and amortization	189	316	332
Other manufacturing expenses	530	462	305

Total cost of sales	4,396	4,280	2,893

Note 19 - Research and Development Expenses

	For the year ended December 31
	2014	2013	2012
	USD thousands	USD thousands	USD thousands
Raw materials and subcontractors	2,358	1,549	953
Salaries, wages and related expenses	2,630	2,052	1,412
Depreciation	94	97	69
Patent registration expenses	139	110	125
Other research and development expenses	555	366	201

Total research and development expenses	5,776	4,174	2,760

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 20 - Selling and Marketing Expenses

	For the year ended December 31
	2014	2013	2012
	USD thousands	USD thousands	USD thousands
Salaries, wages and related expenses	12,952	9,176	5,063
Consultation	1,659	1,239	812
Advertising, demonstrations and exhibitions	2,579	1,790	1,006
Travel expenses	2,412	1,828	1,133
Depreciation	199	146	91
Excise tax	238	241	-
Overhead	675	572	269
Other selling and marketing expenses	638	700	513

Total selling and marketing expenses	21,352	15,692	8,887

Note 21 - General and Administrative Expenses

	For the year ended December 31
	2014	2013	2012
	USD thousands	USD thousands	USD thousands
Salaries, wages and related expenses	2,183	1,781	1,042
Professional services	1,274	651	580
Travel expenses	155	185	65
Overhead	125	107	63
Other general and administrative expenses	655	42	95

Total general and administrative expenses	4,392	2,766	1,845

Note 22 - Financing Income and Expenses

	For the year ended December 31
	2014	2013	2012
	USD thousands	USD thousands	USD thousands
Interest income and net change in fair value of
financial assets held-for-trading and bank deposits	134	45	554
Net income from change in exchange rates	-	109	371
Hedging transactions	-	60	-

Financing income recognized in profit or loss	134	214	925

Net expenses from change in exchange rates	(107)	-	-
Financing expenses on liabilities to the OCS	(15)	(106)	(178)
Effective interest on convertible debentures	-	-	(681)
Change in fair value of derivative liability on account
of warrants	-	(13,510)	(2,815)
Hedging transactions	(408)	-	-
Other financing expenses	(23)	(31)	(82)

Financing expenses recognized in profit or loss	(553)	(13,647)	(3,756)

Net financing expenses recognized in profit or loss	(419)	(13,433)	(2,831)

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 23 - Related Parties

A.	Key management personnel compensation (including directors)

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers (such as a car, medical insurance, etc.), and contributes to post-employment plans on their behalf. Executive officers also participate in the Company’s share option program (see Note 25 regarding share-based payments).

Compensation to key management personnel (including one director) that are employed by the Group:

	For the year ended December 31
	2014		2013		2012
	Number	USD	Number of	USD	Number	USD
	of people	thousands	people	thousands	of people	thousands
Employee benefits	7	2,020	7	2,398	6	1,945
Share-based payments	7	501	7	342	6	311
		2,521		2,740		2,256

Compensation to directors:

	For the year ended December 31
	2014		2013		2012
	Number	USD	Number of	USD	Number	USD
	of people	thousands	people	thousands	of people	thousands
Total compensation
to directors employed
by the Company*	1	314	1	141	1	116
Compensation to
independent directors**	4	305	3	106	3	67

*	Including share-based payments in the amount of NIS 702 thousand and NIS 68 thousand (approximately USD 196 thousand and USD 19 thousand) in 2014 and 2013, respectively.
**
Including share-based payments in the amount of NIS 595 thousand, NIS 127 thousand and NIS 13 thousand (approximately USD 166 thousand, USD 36 thousand and USD 3 thousand) in 2014, 2013 and 2012, respectively.

B.	Engagements between the Company and related parties

(1)	On December 4, 2012, the Company’s general meeting of shareholders approved additional share based compensation to one of the external directors - see Note 25(C).

(2)
On March 31, 2013, the Company’s shareholders approved, based on the compensation committee and the Board of Directors recommendation, an amendment to the employment terms with the CEO, in connection with the relocation of CEO back to Israel, as follows: (1) the CEO salary, effective January 1, 2013, has been updated to NIS 65,000 (USD 16.7 thousand) per month, and (2) a target bonus for 2013 that will be equivalent to seven months’ base salary, out of which up to six base salary will be paid in cash and one month base salary will be paid in options in a value based on Black-Scholes model. The CEO is entitled to an allocation to a manager's insurance policy equivalent to 13.33% of his gross monthly salary and 7.5% of his gross monthly salary for a education fund. 5% of his gross monthly salary is deducted for the manager's insurance policy and 2.5% is deducted for the education fund. The CEO is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. Upon termination of the CEO’s employment (other than in the event of breach of trust), the CEO will be entitled a readjustment payment equal to four months’ base salary from the date that he is no longer employed (the "Re-adjustment Payment").

(3)	On November 26, 2013, the Company’s general meeting of shareholders approved additional share-based compensation to one of the directors- see Note 25(C).

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 23 - Related Parties (cont'd)

B.	Engagements between the Company and related parties (cont'd)

(4)
On January 22, 2014, the Company’s shareholders approved, based on the recommendations of the Company’s compensation committee and board of directors, an amendment to the employment terms of the Company’s CEO, so that the Re-adjustment Payment shall be extended from four monthly payments to six monthly payments in the event that the CEO will resign subsequent to a change of control in the Company and it shall be extended from six monthly payments to nine monthly payments in the event that the CEO will be terminated subsequent to a change of control in the Company.

(5)
On July 22, 2014, the Company’s shareholders approved an amendment to the employment terms of the CEO, based on the compensation committee and the Board of Directors recommendation, such that the CEO salary, effective April 1, 2014, has been updated to NIS 70,000 (USD 18 thousand) per month.

(6)
On July 22, 2014, the Company’s shareholders approved additional share-based compensation to one of the directors. On the same date, the terms for granting share-based compensation to three directors were met- see Note 25(C).

(7)	On October 22, 2014, the Company’s general meeting of shareholders approved additional share-based compensation to the CEO - see Note 25(C).

Note 24 - Equity

A.	Share capital

	December 31
	Number of Ordinary shares
	2014	2013
	Thousands of shares of NIS 0.01 par value

Issued and paid-in share capital as of January 1	40,820	29,235
Shares issued for cash	-	5,520
Exercise of share options by employees	1,313	235
Exercise of share options by investors	-	5,830

Issued and paid-in share capital as of December 31	42,133	40,820
Authorized share capital	75,000	75,000

The holders of ordinary shares are entitled to receive dividends, if declared, and are entitled to one vote per share at general meetings of the Company.

B.	Share Options held by investors

	December 31
	Number of options
	2014	2013
	Thousands of options of
	NIS 0.01 par value
Number of outstanding options as of January 1	134	8,022
Exercised during the period	-	(5,830)
Changes in terms (See C(2) hereunder)	-	(2,058)

Number of outstanding options as of December 31	134	134

 For additional information regarding options to employees see Note 25.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 24 – Equity (cont'd)

C.	Issuances of share capital

(1)	Private placement - 2011

As part of private placement that took place in 2011, the Company allotted options, as to the following:

(1)
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

(2)
Leader Issuances (1993) Ltd. 421,053 ordinary shares of the Company with a par value of NIS 0.01, and 168,421 non-marketable options that will not be listed for trading and are exercisable into 168,421 ordinary shares of the Company with a par value of NIS 0.01 over a period of five years from the date of closing at an exercise price of NIS 14 (approximately USD 3.88) per option.

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

On April 3, 2013, the Company issued an aggregate of 34,000 Ordinary Shares for total aggregate consideration of NIS 476 thousand (approximately USD 115 thousand).

On July 2, 2013, the Company issued an aggregate of 800,000 Ordinary Shares for  total aggregate consideration of NIS 11,200 thousand (approximately USD 3,086 thousand).

(2)	Private placement – 2012

On August 8, 2012, the Company signed an investment agreement in which the Company issued to all the investors together an aggregate of 7,053,529 Ordinary Shares of the Company for an aggregate amount of USD 7,500 thousand (USD 7,298 thousand, net of issuance expenses in the amount of USD 202 thousand) and non-registered warrants to purchase up to 7,053,529 ordinary shares of the Company for an amount equal to the portion of the investment amount remitted by each investor, for no additional consideration.

The warrants issued to the investors are to purchase a variable number of the Company's shares, thereby representing a financial liability that is a derivative instrument.

On May 28, 2013, the Company provided the investors with a notice of mandatory exercise (“the Notice Date”), pursuant to which the investors shall, within 30 days, exercise such warrants for total consideration of USD 7,500 thousands (USD 6,966 thousand, net of issuance expenses in the amount of USD 534 thousand) into a fixed number of 4,996,251 ordinary shares as determined at the Notice Date.  Due to this change in the effective terms of the derivative instrument, the Company chose as an accounting policy to reassess the terms of the derivative instrument as of the Notice Date. Accordingly, the Company determined the derivative instrument to be an equity instrument, and as a result, the derivative liability in the amount of USD 17,500 thousands was reclassified to equity, according to its fair value as of the Notice Date.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 24 – Equity (cont'd)

C.	Issuances of share capital (cont'd)

(3)
Public offering – 2013

On November 4, 2013, the Company completed the public offering of 2,760,000, American Depositary Shares ("ADSs"), including ADSs issued pursuant to the underwriters' option to purchase additional shares, at a price of  USD 17.00 per ADS, bringing total gross proceeds from the offering to USD 46,920 thousands before deducting underwriting discounts and commissions and other offering expenses payable by the Company. Each ADS represents two of the Company's ordinary shares, par value NIS 0.01.

The total issuance expenses amounted to approximately USD 4,300 thousands, of which USD 3,284 thousands were underwriting fees.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 25 - Share-Based Payments

A.	Grant of share options to employees and directors of the Company

The Company regularly compensates its employees, directors and members of the advisory committee by means of options to purchase ordinary shares of the Company. As of December 31, 2014, the Company  has outstanding options to purchase 4,540,158 ordinary shares of the Company with a par value of NIS 0.01. All of the grants are equity grants.

As of that date, options to purchase 1,640,803 ordinary shares are exercisable.

B.
As of December 31, 2014, the Company has 2 stock option plans for employees, directors, consultants and other service providers of the Group (2003 Plan and 2011 Plan). No further grants may be made under the 2003 Plan.

On May 30, 2011, the Company’s Board of Directors approved the 2011 Plan which allows for grants to the Company's employees, directors, consultants and other service providers of the Group. The Company will be able to grant up to 5,262,529 options at any time throughout a period of 10 years from the date of approval of the 2011 Plan according to the terms of the plan.

As of December 31, 2014, there are 617,662 additional options available for grant under the 2011 Plan.

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

The table below summarizes the grant terms and the parameters that were used to determine the fair value of the benefit  for grants which are not fully vested as of the balance sheet date:

								Share price
				Contractual				that served	Total
			Vesting	life of the			Average	as a basis	fair value of
Grant date		Number of	period	options	Interest	Expected	exercise	for pricing	the benefit on
DD/MM/YEAR	Offerees	instruments	(Years)	(Years)	rate	volatility	price*	the option*	the grant date
					%	%	USD	USD	USD thousands
23/03/2011	Employees	35,000	2-4	7	3.2-6.3	46.63	2.54	2.54	51
23/03/2011	CEO	12,480	2-4	7	3.2-6.3	46.63	2.54	2.54	16
20/06/2011	Employees	57,500	2-4	7	3.2-6.3	46.63	2.54	2.54	83
01/07/2012	Employees	480,000	1-3	7	1.8-5.8	47.23	1.39	1.04	223
01/07/2012	Consultant	5,000	1-2	7	1.8-5.8	47.23	1.39	1.04	3
05/08/2012	Officers	320,000	1-3	7	1.8-5.8	47.33	1.16	1.13	173
04/12/2012	CEO	150,000	1-3	7	1.8-5.8	47.33	1.15	2.19	200
04/12/2012	Director	40,000	1-3	7	1.8-5.8	47.33	1.15	2.19	53
11/12/2012	Employees	255,000	1-3	7	1.8-5.8	47.27	2.24	2.33	263
11/12/2012	Officers	20,000	1-3	7	1.8-5.8	47.27	2.24	2.33	23
13/05/2013	Employees	177,000	1-3	7	1.5-5.5	47.91	4.87	4.87	378
13/05/2013	Consultant	10,000	1-3	7	1.5-5.5	47.91	4.87	4.87	26
28/05/2013	CEO	11,577	1-2	7	1.3-5.7	47.80	4.63	4.95	28
01/08/2013	Employees	184,750	1-3	7	1.1-6.1	47.99	6.91	6.69	575
02/09/2013	Officer	30,000	1-3	7	1.3-6.1	48.00	7.43	7.43	108
14/11/2013	Employees	50,000	1-3	7	0.9-5.8	48.58	9.60	9.49	211
26/11/2013	Director	80,000	1-3	7	0.9-5.8	48.60	9.16	8.47	317
02/02/2014	Employees	64,500	1-4	7	3.31	48.55	12.54	12.54	381
03/04/2014	Employees	89,200	1-4	7	3.09	48.26	11.98	10.92	431
22/07/2014	Directors	160,000	1-3	7	2.52	48.11	8.1	7.46	543
31/07/2014	Employees	1,363,750	2-4	7	2.48	48.03	7.76	6.97	4,116
31/07/2014	Officers	513,700	2-4	7	2.48	48.03	7.76	6.97	1,631
22/10/2014	CEO	150,000	2-4	6.78	1.80	48.50	7.11	5.59	345
29/10/2014	Employees	47,500	2-4	7	1.94	48.09	6.07	5.64	114

*	The exercise price and share price are denominated in NIS and are re-measured using historic exchange rates.

Expected volatility is estimated by considering historic share price volatility of the Company. The risk-free interest rate was determined on the basis of non-interest bearing NIS-denominated Government debentures with a remaining life equal to the expected term of the options.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 25 - Share-Based Payments (cont'd)

D.	The number and weighted average exercise prices of share options are as follows:

	Weighted				Weighted
	average		Weighted		average
	exercise	Number of	average	Number of	exercise	Number of
	price*	options	exercise price*	options	price*	options
	2014	2014	2013	2013	2012	2012
	US dollars		US dollars		US dollars

Balance at January 1	2.77	3,715,613	2.06	3,627,808	2.35	2,399,958
Forfeited during the year	4.75	(250,935)	2.06	(220,957)	1.94	(38,300)
Exercised during the year	2.31	(1,313,170)	2.04	(234,565)	0.91	(3,850)
Granted during the year	7.96	2,388,650	6.67	543,327	1.40	1,270,000

Outstanding at
December 31	5.43	4,540,158	2.77	3,715,613	2.06	3,627,808

Exercisable at
December 31	2.65	1,640,803	2.24	2,318,958	2.37	1,826,848

* The exercise price is denominated in NIS. With respect to options granted to related parties, see Note 23 on related and interested parties.

Note 26 - Loss Per Share

A.	Basic loss per share

The calculation of basic loss per share for the years ended December 31, 2014, 2013 and 2012 was based on the loss attributable to ordinary shareholders divided by a weighted average number of ordinary shares outstanding calculated as follows:

(1)    Loss attributable to ordinary shareholders

	For the year ended December 31
	2014	2013	2012
	Continuing	Continuing	Continuing
	operations	operations	operations
	USD thousands	USD thousands	USD thousands
Loss for the year	15,272	20,529	7,064

(2)    Weighted average number of ordinary shares

	For the year ended December 31
	2014	2013	2012
	Thousands	Thousands	Thousands
Balance as of January 1	40,820	29,235	22,178
Effect of shares issued during the year	988	6,546	1,833
Weighted average number of ordinary shares
used to calculate basic loss per share	41,808	35,781	24,011

B.	Diluted loss per share

At December 31, 2014 4,540 thousand options (in 2013 and 2012: 3,716 thousand and 3,628 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 27 - Financial Risk Management

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

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade and other receivables, as well as from cash and cash equivalents and investment in marketable securities.

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

Cash and cash equivalents and Investments

The Group limits its exposure to credit risk by holding cash and investing only in bank deposits and debentures and only with counterparties that have a credit rating of at least A+ according to the rating accepted in Israel. Given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 27 - Financial Risk Management (cont’d)

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

Currency risk

The Group is exposed to currency risk arising primarily from exposure to NIS given that the significant portion of the expenses in respect of consultants, contractors and Israel salary expenses is denominated in NIS. In respect of other monetary assets and liabilities denominated in currency other than the Group’s functional currency, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

The Company engages in derivative instruments transactions, such as options and forward contracts, for the purposes of hedging the Company's NIS payments to local suppliers and for salaries in Israel. The Company's hedging transactions are aimed to decrease a certain portion of the financial exposure risk of fluctuations in the exchange rates of the Company's operating currency, which is the U.S. dollar against the NIS.

Interest rate risk

The Group is exposed to changes in interest rates, primarily possible changes in the risk-free market interest rate which may have an effect on the fair value of the Group’s investment in securities.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 28 - Financial Instruments

A.	Credit risk

(1)
Exposure to credit risk

The maximum exposure to credit risk for cash and cash equivalents, deposits, short-term investments, trade receivables and long-term investments at the reporting date by type of counterparty was:

	December 31
	2014	2013
	Carrying	Carrying
	amount	Amount
	USD thousands
Cash and cash equivalents	22,255	19,803
Mutual funds	13	14
Short-term investments – bank deposits	24,494	45,000
Trade receivables	2,797	1,974
Long-term investments – bank deposits	5,473	-

	55,032	66,791

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was as follows:

	December 31
	2014	2013
	USD thousands
Israel	56	180
United States	1,560	1,548
Asia Pacific	1,178	214
Rest of the world	3	32

	2,797	1,974

(2)	Aging of debts and impairment losses The aging of trade receivables at the reporting date was:

	December 31
	2014		2013
	Gross	Impairment	Gross	Impairment
	USD thousands		USD thousands
Not past due	2,321	-	1,689	-
Past due 0-30 days	441	-	144	-
Past due 31-60 days	35	-	133	-
Past due 61-120 days	-	-	8	-
Past due more than 121 days	-	-	2	(2)
	2,797	-	1,976	(2)

The movement in the provision for impairment in respect of trade receivables and other receivables was as follows:

	December 31
	2014	2013	2012
	USD thousands
Balance as of January 1	(2)	(2)	(2)
Impairment loss recognized	(6)	-	-
Bad debt written off	8	-	-
Balance as of December 31	-	(2)	(2)

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 28 - Financial Instruments (cont’d)

B.	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2014
	Carrying	Contractual	Up to 6	6-12	1-2
	amount	cash flow	months	months	years
	USD thousands
Derivative financial
Liabilities
Hedging Transaction	120	120	120	-	-
Non-derivative financial
Liabilities
Trade payables	1,689	1,689	1,689	-	-
Other current liabilities	3,013	3,013	3,013	-	-

Total	4,822	4,822	4,822	-	-

	December 31, 2013
	Carrying	Contractual	Up to 6	6-12	1-2
	amount	cash flow	months	months	years
	USD thousands
Non-derivative financial
Liabilities
Trade payables	1,899	1,899	1,899	-	-
Other current liabilities	3,064	3,064	3,064	-	-
Liability to OCS	309	321	321	-	-

Total	5,272	5,284	5,284	-	-

C.	Market risk

(1)	Linkage and foreign currency risks

The Group’s exposure to linkage and foreign currency risk was as follows based on notional amounts:

	December 31, 2014
	New Israeli Shekels				Non- monetary
	Unlinked CPI	Linked CPI	US dollar	Euro		Total
	USD thousands
Current Assets
Cash and cash equivalents	1,765	-	19,790	700	-	22,255
Short-term investments	13	-	24,494	-	-	24,507
Trade receivables	56	-	2,738	3	-	2,797
Other current assets	237	-	122	-	751	1,110
Inventory	-	-	-	-	3,050	3,050
Total current assets	2,071	-	47,144	703	3,801	53,719

Prepaid lease fees	-	79	-	-	-	79
Deferred tax asset	-	-	-	-	158	158
Long-term investments	-	-	5,473	-	-	5,473
Property and equipment, net	-	-	-	-	1,257	1,257
Total assets	2,071	79	52,617	703	5,216	60,686

Current Liabilities
Trade payables	647	-	604	438	-	1,689
Other current liabilities	1,239	-	1,848	46	1,319	4,452
Total current liabilities	1,886	-	2,452	484	1,319	6,141

Employee benefits	-	-	-	-	278	278
Total liabilities	1,886	-	2,452	484	1,597	6,419
Total balance, net	185	79	50,165	219	3,619	54,267

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 28 - Financial Instruments (cont’d)

C.	Market risk (cont'd)

(1)	Linkage and foreign currency risks (cont'd)

	December 31, 2013
	New Israeli Shekels
	Unlinked CPI	Linked CPI	US dollar	Euro	Non-monetary	Total
	USD thousands
Current Assets
Cash and cash equivalents	1,202	-	17,110	1,491	-	19,803
Short-term investments	14	-	45,000	-	-	45,014
Trade receivables	180	-	1,794	-	-	1,974
Other current assets	121	-	16	-	518	655
Inventory	-	-	-	-	2,480	2,480
Total current assets	1,517	-	63,920	1,491	2,998	69,926

Prepaid lease fees	-	78	-	-	-	78
Property and equipment, net	-	-	-	-	792	792
Intangible assets, net	-	-	-	-	93	93
Total assets	1,517	78	63,920	1,491	3,883	70,889

Current Liabilities
Trade payables	289	-	1,128	482	-	1,899
Other current liabilities	1,445	-	1,960	-	1,160	4,565
Total current liabilities	1,734	-	3,088	482	1,160	6,464

Employee benefits	-	-	-	-	311	311
Deferred tax liability	-	-	-	-	21	21
Total liabilities	1,734	-	3,088	482	1,492	6,796
Total balance, net	(217)	78	60,832	1,009	2,391	64,093

Information regarding the CPI and significant exchange rates:

	For the year ended December 31,			For the year ended December 31,
	2014	2013	2012	2014	2013	2012
	% of change			Spot price of 1 USD at the reporting date
1 NIS	(11)	7.5	2.3	0.2571	0.2881	0.2679
1 Euro	(12)	4.5	2	1.2149	1.3777	1.3183
CPI in points *	(0.2)	1.8	1.6	113.96	114.18	112.14

                *          According to an average basis of 2008 =100.

The Group’s exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	Currency/	Currency/
	linkage	linkage	Amount	Amount	Date of
	receivable	payable	receivable	payable	expiration	Fair value
			NIS thousands	USD thousands		USD thousands
December 31, 2014

Instruments not
accounted for as hedging:
Buy put options	NIS	USD	7,300	2,065	Jan-April 2015	1
Sell call options	NIS	USD	7,300	1,993	Jan-April 2015	(121)
						(120)
December 31, 2013

Instruments not
accounted for as hedging:
Buy put options	NIS	USD	4,305	1,231	Jan-March 2014	18
Sell call options	NIS	USD	4,305	1,201	Jan-March 2014	(4)
						14

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 28 - Financial Instruments (cont’d)

C.	Market risk (cont'd)

(2)	Interest rate risk

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	December 31
	2014	2013
	Carrying	Carrying
	amount	amount
	USD thousands	USD thousands
Fixed rate instruments
Deposits held at financial institutions, with
original maturity periods of up to three months	3,182	8,000
Short-term investments	24,494	45,000
Long-term investments	5,473	-
	33,149	53,000

Variable rate instruments
Mutual funds	13	14
Liability to the OCS	-	(309)
	13	(295)

D.	Fair value

Fair value hierarchy

1.
As of December 31, 2014, the marketable securities in the amount of USD 13 thousand held for trading are presented at fair value through profit or loss. The fair value is determined on the basis of quoted prices (unadjusted) in active markets for identical instruments (level 1).

2.
As of December 31, 2014, derivative financial instruments classified as a liability in the amount of USD 120 thousand are presented at fair value and changes recognized in the comprehensive income statement. The fair value was valued utilizing market observable inputs (level 2). The fair value of these derivative financial instruments is measured based on observable market data, such as spot rate, yield curves and exchange rate volatility, as of the fair value calculation date.

Note 29 – Subsequent Events

Through April 27, 2015, the Company issued an aggregate of 141,121 ordinary shares in connection with the exercise of options granted to employees under the 2003 Plan and 2011 Plan for a total consideration of NIS 919 thousand (approximately USD 231 thousand).

ITEM 19.                       EXHIBITS.

Exhibit	Description

1.1*	Articles of Association of Mazor Robotics Ltd. (unofficial English translation from Hebrew).

2.1*
Form of Deposit Agreement between Mazor Robotics Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares.

2.2*	Form of Ordinary Shares Purchase Warrant issued to the Oracle Investors in August 2012.

2.3*	Registration Rights Agreement dated September 27, 2012, among Mazor Robotics Ltd. and the Oracle Investors.

4.1*	Mazor Robotics Ltd. 2003 Stock Option Plan.

4.2*	Mazor Robotics Ltd. 2011 Share Option Plan.

4.3*	Summary of Lease Agreement dated April 30, 2003, between Mazor Robotics Ltd. and Hayel Investments and Properties Ltd., as amended on March 27, 2007, September 16, 2009, and July 7, 2011.

4.4*	Share Purchase Agreement dated August 8, 2012, among Mazor Robotics Ltd. and the Oracle Investors.

4.5*	Form of Allocation Agreement used in February 2011 private placement with the Phoenix Insurance Company and Leader Underwriters (1993) Ltd. (unofficial English translation from Hebrew).

4.6*	Employment Agreement dated December 26, 2007, between Mazor Robotics Ltd. and Jonathan Adereth (unofficial English translation from Hebrew).

4.7*	Personal Employment Agreement dated April 9, 2013, between Mazor Robotics Ltd. and Ori Hadomi.

4.8*	Employment Agreement dated December 12, 2007, between Mazor Robotics Ltd. and Sharon Levita (unofficial English translation from Hebrew).

4.9*^	Sub-Contracting and Supply Agreement dated September 28, 2005, between Mazor Robotics Ltd. and MPS Micro Precision Systems AG.

4.10*	Extension letter dated January 18, 2013, to the Sub-Contracting and Supply Agreement dated September 28, 2005, between Mazor Robotics Ltd. and MPS Micro Precision Systems AG.

4.11*^	Manufacturing Agreement dated May 15, 2005, between Mazor Robotics Ltd. and Tamuz F.T.K Solutions Ltd. (formerly Yizrael Tamuz Ltd).

4.12*	Extension letter dated January 10, 2013, to the Manufacturing Agreement dated May 15, 2005, between Mazor Robotics Ltd. and Tamuz F.T.K Solutions Ltd. (formerly Yizrael Tamuz Ltd.)

4.13*	Form of Directors and Officers Indemnification Agreement.

4.14*	Employment Agreement dated November 28, 2000, between Mazor Robotics Ltd. and Eliyahu Zehavi, including an amendment thereto dated January 2003 (unofficial English translation from Hebrew original).

4.15*	Employment Agreement dated July 22, 2003, between Mazor Robotics Ltd. and Avi Posen (unofficial English translation from Hebrew original).

4.16*	Commercial Lease Agreement dated March 7, 2013, between Mazor Robotics Inc. and ACM DT Properties, LLC.

4.17	Employment Offer dated September 17, 2014, between Mazor Robotics Inc. and Christopher Prentice.

4.18	Employment Agreement dated January 25, 2015, between Mazor Robotics Ltd. and Sandra Adzic (unofficial English translation from Hebrew original).

8.1	List of Subsidiaries.

12.(a).1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.(a).2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.(a).1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code.

13.(a).2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code.

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm.

15.2	Consent of Financial Immunities Dealing Room Ltd.
____________

*	Previously filed with the Company’s registration statement on Form 20-F, filed with the SEC on May 10, 2013.

^	Portions of this exhibit have been omitted pursuant to a grant of confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

MAZOR ROBOTICS LTD.

By:	/s/ Ori Hadomi
Ori Hadomi
Chief Executive Officer

Date: April 28, 2015