Form 20-F
period 2015-12-31
MAZOR ROBOTICS LTD.
filed 2016-05-02
CIK 1566844

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of April 28, 2016:   42,514,698 ordinary shares.

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

☐ Yes     ☒ No

INTRODUCTION

Mazor Robotics, an Israeli Company, is a leading innovator that has pioneered surgical guidance systems and complementary products in the spine surgical markets which we believe provide a safer surgical environment for patients, surgeons and operating room staff. We engage in the development, production and marketing of innovative medical devices for supporting surgical procedures in the fields of orthopedics and neurosurgery. We operate in the fields of image guided surgery and computer-assisted surgery enabling the use of surgical instruments with high precision and minimal invasiveness and aiming to simplify complex and minimally-invasive surgical procedures. We believe that our flagship product, the Renaissance® Surgical Guidance System, or Renaissance, is transforming spine surgery from freehand procedures to highly accurate, state-of-the-art, guided procedures that raise the standard of care with better clinical results. Our Renaissance and SpineAssist (our predecessor to the Renaissance) systems have been used to perform over 16,000 procedures worldwide (over 98,000 implants) in a wide variety of spinal procedures, many of which would not have been attempted without this technology. In 2014 we introduced the Renaissance for brain surgery and in 2015 we introduced the PRO (Predictable Renaissance Operation) product line, which currently includes three solutions designed to support brain procedures, as well as, trauma and lateral spine procedures. We are continuing the development of the Renaissance platform for additional spine and brain surgery procedures.

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

Unless the context otherwise indicates or requires, “Mazor Robotics”, “Mazor,” the Mazor Robotics logo and all product names and trade names used by us in this annual report, including Renaissance™, are our proprietary trademarks and service marks. These trademarks and service marks are important to our business. Although we have omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved.

Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using a rate of NIS 4.00 to USD 1.00.

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

●
those factors referred to in “Item 3. Key Information - D. Risk Factors”, “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report generally.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

In addition, the section of this annual report entitled “Item 4. Information on the Company” contains information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

DEFINITION OF CERTAIN TERMS

In this Form 20-F, unless the context otherwise requires, references to:

●	“Mazor Robotics”, “Mazor,” the “Company”, the “registrant”, “us”, “we” and “our” refer to Mazor Robotics Ltd., an Israeli company, and, unless the context indicates otherwise, the Subsidiaries;

●	“ADSs” are to our American Depositary Shares, each representing two of our Ordinary Shares;

●	“Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

●	“Dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

●	“Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

●	“FDA” are to the United States Food and Drug Administration;

●	“IRS” are to the United States Internal Revenue Service;

●	“NASDAQ” are to the NASDAQ Global Market;

●	“OCS” are to the Israel’s Office of the Chief Scientist of the Ministry of Economy;

●	“Ordinary Shares”, “our shares” and similar expressions refer to our ordinary shares, par value NIS 0.01 per share;

●	“SEC” are to the United States Securities and Exchange Commission;

●	“Securities Act” are to the United States Securities Act of 1933, as amended;

●	“Shekels” and “NIS” are to New Israel Shekels, the Israeli currency;

●	“Subsidiaries” are to the U.S. Subsidiary and to Mazor Robotics Pte Ltd., a Singapore company, and a wholly owned subsidiary of Mazor;

●	“TASE” are to the Tel Aviv Stock Exchange; and

●	“U.S. Subsidiary” are to Mazor Robotics, Inc., a Delaware corporation, and a wholly owned subsidiary of Mazor.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statement of profit or loss data for fiscal years 2015, 2014 and 2013, and the selected consolidated statement of financial position data as of December 31, 2015 and 2014, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this Form 20-F. The selected consolidated statement of profit or loss data for fiscal years 2012 and 2011, and the selected consolidated statement of financial position data as of December 31, 2013, 2012, and 2011, respectively, has been derived from other audited consolidated financial statements not included herein. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. Additionally, and as explained in Note 2B to the December 31, 2015 consolidated financial statements, our functional currency is U.S. dollars.

(in thousands except net loss per share data)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Statement of Profit or Loss Data
Revenues	$26,096	$21,208	$19,983	$12,175	$5,904
Cost of sales	$5,827	$4,396	$4,280	$2,893	$1,879
Gross profit	$20,269	$16,812	$15,703	$9,282	$4,025
Operating costs and expenses:
Research and development expenses, net	$6,324	$5,776	$4,174	$2,760	$3,062
Selling and marketing expenses	$24,947	$21,352	$15,692	$8,887	$6,990
General and administrative expenses	$4,305	$4,392	$2,766	$1,845	$1,639
Total operating costs and expenses	$35,576	$31,520	$22,632	$13,492	$11,691
Operating loss	$(15,307)	$(14,708)	$(6,929)	$(4,210)	$(7,666)
Loss for the year	$(15,385)	$(15,272)	$(20,529)	$(7,064)	$(7,782)
Loss per share – Basic and diluted	$(0.36)	$(0.37)	$(0.57)	$(0.29)	$(0.36)
Weighted average number of ordinary shares used to calculate basic and diluted loss per share	42,284	41,808	35,781	24,011	21,815

(in thousands)	As of December 31,
	2015	2014	2013	2012	2011
Statement of Financial Position Data:
Cash and cash equivalents	$13,519	$22,255	$19,803	$12,797	$1,655
Short-term investments	$21,687	$24,507	$45,014	$4,156	$14,455
Long-term investments	$5,023	$5,473	$—	$—	$—
Total assets	$50,970	$60,686	$70,889	$21,334	$20,424
Total non-current liabilities	$299	$278	$332	$4,490	$616
Accumulated loss	$(103,192)	$(87,807)	$(72,535)	$(52,006)	$(44,942)
Total equity	$42,400	$54,267	$64,093	$12,820	$13,484

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have sustained net losses in every fiscal year since our inception in 2000, including a net loss of $15.4 million for the year ended December 31, 2015. As of December 31, 2015, we had total shareholders’ equity of $42.4 million and cash and cash equivalents, short term investments and long term investments of approximately $40.2 million. Our accumulated deficit as of December 31, 2015 was $103.2 million. We anticipate that we will continue to incur substantial net losses for at least the next two years as we expand our sales and marketing capabilities in the spine and neurosurgery products market, continue our commercialization of Renaissance, expand its adoption and clinical implementation, and continue to develop the corporate infrastructure required to sell and market our products and invest in product development. Our losses have had and will continue to have an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

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

The purchase of Renaissance is discretionary and requires our customers to make significant initial commitments of capital and other resources. In addition, purchase of Renaissance requires a commitment to purchase exclusively from us other products and services, including our single-use disposable components. Continuing weak economic conditions or reduction in healthcare technology spending, even if economic conditions improve, could adversely impact our business, operating results and financial condition in a number of ways, including by causing longer sales cycles, lower prices for our products and services and reduced unit sales.

Fluctuations in credit and financial market conditions could delay or prevent our customers from obtaining financing to purchase or lease a Renaissance system, which would adversely affect our business, financial condition and results of operations.

Due to the fluctuations in credit markets and currency exchange rates, our customers and overseas distributors may be delayed in obtaining, or may not be able to obtain, necessary financing for their purchases or leases of Renaissance. Shifts in the world economy that have systemic or local impact, the effects of EU sanctions on Russia and the drop in oil prices that affect its economy, or the continuing uncertainty regarding Greece’s solvency and its status as a member state in the European Union are examples of scenarios that might cause a significant effect on the European and even global markets.  Such changes might in some instances lead to our customers or overseas distributors postponing ordering of a Renaissance system or the shipment and installation of previously ordered systems, cancelling their system orders, or cancelling their agreements with us. An increase in delays and order cancellations of this nature could adversely affect our product sales and revenues and, therefore, harm our business and results of operations.

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

Because of the numerous risks and uncertainties associated with the development of medical devices, including future products, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of our products and successfully deliver commercial products to the market.

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

We rely on third-party suppliers to manufacture and supply almost all of the components used in Renaissance, including a number of single source suppliers to provide us with several of the major components of Renaissance. We currently do not have long-term contracts with most of our suppliers. As a result, some of our suppliers are not required to provide us with any guaranteed minimum production levels, and we cannot guarantee that we will be able to obtain sufficient quantities of key components in the future. In addition, our reliance on third-party suppliers involves a number of risks, including, among other things:

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

If any of these risks materialize, costs could significantly increase and our ability to meet demand for our products could be impacted. If we are unable to satisfy commercial demand for Renaissance or for our single-use disposable components in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected, and customers may instead purchase or use alternative products. In addition, we could be forced to secure new or alternative components through a replacement supplier. Securing a replacement supplier could be difficult, especially for complex components such as Renaissance components that are manufactured in accordance with our custom specifications. The introduction of new or alternative components may require design changes to our system that may be subject to FDA and other regulatory clearances or approvals. We may also be required to assess the new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. As a result, we could incur increased production costs, experience delays in deliveries of our products, suffer damage to our reputation and experience an adverse effect on our business and financial results.

The overall size and risk of turnover in our sales and marketing teams might impair our ability to generate revenues.

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

Large, well-established medical device companies, such as Medtronic Inc., Stryker Corporation, and Brainlab AG, have navigation-based products with applications for spine surgeries that have a relatively low market share but which could be further developed and marketed with greater success. These companies are actively innovating in the field and offer their navigation systems with intra-operative 3-dimensional imaging systems that are often valuable to hospitals and physicians beyond spine surgeries but also in fields such as trauma, ear, nose and throat, and brain surgeries. Other companies, including Intuitive Surgical Inc.  and Stryker Corporation, have developed or acquired robotic devices for use in other parts of the human anatomy that could be modified or improved to better compete in the spine and brain surgery markets. Even if these companies currently do not have an established presence in our fields, they may attempt to enter our markets and to apply their technologies to compete directly with us. For example, Intuitive Surgical’s da Vinci® robot has been clinically applied in several medical centers to perform anterior-approach spine surgeries. Based on information published by Globus Medical Inc., or Globus, it expects to receive FDA clearance for its surgical robotic positioning platform for spine, brain and trauma markets in the first half of 2016 and generate significant revenues in 2017. Globus’s robot is described as a robotic surgical aid for navigating and facilitating surgical access, implant sizing, positioning and placement, designed to enable surgeons to perform procedures more quickly and with greater accuracy, safety and reproducibility. Medtech SA, or Medtech, announced on December 1, 2014 the first surgical intervention with its ROSA™ Spine robot since it received the CE mark earlier that year. Medtech announced that they received FDA clearance in January 2016. This means that a surgeon interested in computer assisted spine surgery in 2016 will have a choice between 3 different robots for spine surgery and at least 3 intra-operative imaging systems coupled with navigation systems. We cannot assure that the surgeon will prefer our product over the current and evolving competition.

While we are unaware of any other current computer-assisted product or robotic-device that could directly compete with Renaissance at this time in the spine surgery market, it is likely that at some point there will be new market entrants, such as KB Medical with their AQrate robot. Many medical device competitors enjoy competitive advantages over us, including:

●	significantly greater name recognition;

●	longer operating histories;

●	established exclusive relations with healthcare professionals, customers and third-party payors;

●	established distribution networks;

●	a more compelling technology with greater clinical value;

●	competitive pricing;

●	additional lines of products and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

●	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory clearance for products and marketing approved products; and

●	greater financial and human resources for product development, sales and marketing and patent litigation.

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

Computer-assisted surgeries are the accepted standard-of-care in brain procedures, and stereotactic frames and frameless navigation devices have dominated this market for almost two decades. There are currently 2 other dominant robotic devices for brain surgeries, which are Medtech’s ROSA™ robot and Renishaw’s Neuromate©. These products compete directly with Renaissance. As a result, we cannot be certain that surgeons will use our products or that our products will be competitive with current or future products and technologies. If we are unable to penetrate the brain-surgery market, we may not be able to generate the revenue necessary to develop a sustainable, profitable business.

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

Our Renaissance system has a lengthy sales cycle because it is a major piece of capital equipment, the purchase of which will generally require the approval of senior management at hospitals, inclusion in the hospitals’ budget process for capital expenditures and, in some instances, a certificate of need from the state or other regulatory clearance. As a result, a relatively small number of units are currently installed each quarter. We estimate that the sales cycle of Renaissance will continue to take an average of nine months from the point of initial identification and contact with a qualified surgeon until closing of the purchase with the hospital. In addition, the introduction of new products could adversely impact our sales cycle as customers take additional time to assess them. Because of the lengthy sales cycle, the unit price of Renaissance and the relatively small number of systems installed each quarter, each installation of a Renaissance system can represent a significant component of our revenue for a particular quarter, particularly in the near term and during any other periods in which our sales volume is relatively low.

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

The Patient Protection and Affordable Care Act, or PPACA, adopted in the United States in March 2010 and related regulations include new taxes impacting certain health-related industries, including medical device manufacturers. The legislation imposes significant new taxes on medical device makers in the form of a 2.3% excise tax on all U.S. medical device sales beginning in 2013. This excise tax applies to our medical devices. The Consolidated Appropriations Act, 2016, signed into law on December 18, 2015, includes a two-year suspension on the medical device excise tax. Thus, the medical device excise tax does not apply to the sale of a taxable medical device by the manufacturer, producer, or importer of the device during the period beginning on January 1, 2016, and ending on December 31, 2017. However, there is no guarantee that the excise tax will continue to be suspended by congressional action after this two-year period ends, and absent further congressional action, the excise tax will be reinstated for medical device sales beginning January 1, 2018.

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

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the President of the United States, or the President, signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year. On January 2, 2013, the President signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. On March 1, 2013, the President signed an executive order implementing sequestration, and on April 1, 2013, the 2% Medicare payment reductions went into effect. The ATRA also, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

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

All third-party payors, whether governmental or private, whether within the United States or abroad, are developing increasingly sophisticated methods of controlling healthcare costs. These cost control methods include PPSs, capitated rates, benefit redesigns, pre-authorization or second opinion requirements prior to major surgery, an emphasis on wellness and healthier lifestyle interventions and an exploration of other cost-effective methods of delivering healthcare. These cost control methods also potentially limit the amount which healthcare providers may be willing to pay for medical technology which could, as a result, adversely affect our business and financial results. In addition, no uniform policy of coverage and reimbursement for medical technology exists among all these payors. Therefore, coverage and reimbursement for medical technology can differ significantly from payor to payor, and country to country.

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

We are continuing to pursue international markets for the sale of our products and, as of December 31, 2015, there were 44 SpineAssist and Renaissance systems installed in Europe, Asia and Australia. As a result of these efforts and sales, we are exposed to risks separate and distinct from those we face in our U.S. operations. Our international business may be adversely affected by changing economic conditions in foreign countries. In addition, because international sales may be denominated in the functional currency of the country where the product is being shipped, increases or decreases in the value of the U.S. dollar relative to foreign currencies could affect our results of operations. Engaging in international business inherently involves a number of other difficulties and risks, including:

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

●
compliance with existing and changing applicable foreign regulatory laws and requirements, including but not limited to the European Medical Device Directive (Council Directive 93/42/EEC), the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions;

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

According to the Orthopedic Network News report dated October 2015, an estimated 409,400 thoracic-lumbar fusion surgeries will be performed in the United States during 2015. These surgeries are the standard of care in several common spinal pathologies. However, new treatment methods continue to be innovated, such as motion preserving techniques and devices that might not be benefitted by the use of Renaissance during such surgical procedures. In such a case, the appeal to surgeons in using Renaissance could be diminished and have a negative effect on our business performance.

We may face both reputational and SEC enforcement risks with respect to conflict minerals obligations.

The SEC has adopted disclosure requirements under section 102 of the Dodd-Frank Wall Street Reform and Consumer Protection Act regarding the source of certain minerals for which such conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured which are mined from the Democratic Republic of Congo, and adjoining countries, including: Sudan, Uganda, Burundi, United Republic of Tanzania, Zambia, Angola, and Central African Republic. These rules require reporting companies to file a conflict minerals report as an exhibit to a Form SD report with the SEC. The conflict minerals report is required to set out the due diligence efforts and procedures exercised on the source and chain of custody of such conflict minerals, in accordance with internationally recognized due diligence framework, and a description of our products containing such conflict minerals. Although we expect that we will be able to comply with the requirements of any rules promulgated by the SEC and file our third report by May 31, 2016, as required, in preparing to do so we are dependent upon information supplied by certain suppliers of products that contain, or potentially contain, conflict minerals. Such preparation may be costly. To the extent that the information that we receive from our suppliers is inaccurate or inadequate or our processes in obtaining that information do not fulfill the SEC’s requirements, we could face both reputational and SEC enforcement risks.

Risks Related to Our Intellectual Property

If we, or the other parties from whom we license intellectual property, are unable to secure and maintain patent or other intellectual property protection for the intellectual property used in our products, our ability to compete will be harmed.

Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection for the technologies used in our products. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. Furthermore, we presently license intellectual property from other parties, and we might in the future opt to license additional intellectual property from other parties. If we, or the other parties from whom we license or would license intellectual property, fail to obtain and maintain adequate patent or other intellectual property protection for intellectual property used in our products, or if any protection is reduced or eliminated, others could use the intellectual property used in our products, resulting in harm to our competitive business position. In addition, patent and other intellectual property protection may not provide us with a competitive advantage against competitors that devise ways of making competitive products without infringing any patents that we own or have rights to.

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

Non-payment or delay in payment of patent fees or annuities, whether intentional or unintentional, may also result in the loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. In addition, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. In addition, the laws of some foreign countries have different rules of protecting intellectual property rights, particularly in the field of medical products and procedures. Among these countries is China where we have sales pursuant to a distribution agreement with a local distributor.

If we are unable to prevent unauthorized use or disclosure of our proprietary trade secrets and unpatented know-how, our ability to compete will be harmed.

Proprietary trade secrets, copyrights, trademarks and unpatented know-how are also very important to our business. We rely on a combination of trade secrets, copyrights, trademarks, confidentiality agreements and other contractual provisions and technical security measures to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business. We also have taken precautions to initiate reasonable safeguards to protect our information technology systems. However, these measures may not be adequate to safeguard our proprietary intellectual property and conflicts may, nonetheless, arise regarding ownership of inventions. Such conflicts may lead to the loss or impairment of our intellectual property or to expensive litigation to defend our rights against competitors, who may be better funded and have superior resources. Our employees, consultants, contractors, outside clinical collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors. In addition, confidentiality agreements may be unenforceable or may not provide an adequate remedy in the event of unauthorized disclosure. Enforcing a claim, that a third party illegally obtained and is using our trade secrets, is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. As a result, other parties may be able to use our proprietary technology or information, and our ability to compete in the market would be harmed.

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

In the United States, before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we must first receive either premarket clearance under Section 510(k) of the FDCA, or Premarket Approval, or PMA, from the FDA, unless an exemption applies. In the 510(k) marketing clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed device, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Bench tests, pre-clinical and/or clinical data are sometimes required to support substantial equivalence. The PMA approval pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on data obtained in clinical trials. Both of these processes can be expensive and lengthy and entail significant fees, unless exempt. The FDA’s 510(k) marketing clearance process usually takes from three to 12 months, but it can last longer. The process of obtaining PMA approval is much more costly and uncertain than the 510(k) marketing clearance process. It generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA, until an approval is obtained. There is no assurance that we will be able to obtain FDA clearance or approval for any of our new products on a timely basis, or at all.

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

Our Renaissance system has received marketing clearance from the FDA based on 510(k) applications. See “Item 4. Information on the Company - B. Business Overview - Regulatory Requirements of the U.S. Food and Drug Administration.” We have not been required by the FDA to obtain PMA nor to conduct any clinical trials in support of these applications. Modifications to our products, however, may require new regulatory approvals or clearances or require us to recall or cease marketing the modified products until these clearances or approvals are obtained. Any modification to one of our 510(k) cleared products that would constitute a major change in its intended use, or any change that could significantly affect the safety or effectiveness of the device would require us to obtain a new 510(k) marketing clearance and may even, in some circumstances, require the submission of a PMA application, if the change raises complex or novel scientific issues or the product has a new intended use. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer’s decision. The latest 510(k) marketing clearance expands the indication for use of Renaissance to brain surgeries. We may continue to make additional modifications in the future to Renaissance without seeking additional clearances or approvals if we believe such clearances or approvals are not necessary. It is expected that the FDA will introduce stringent new changes to existing policy and practices regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. Most recently, on July 9, 2012, FDASIA was enacted which, among other requirements, obligates the FDA to prepare a report for Congress on the FDA’s approach for determining when a new 510(k) will be required for modifications or changes to a previously cleared device. After submitting this report, the FDA is expected to issue revised guidance to assist device manufacturers in making this determination. Until then, manufacturers may continue to adhere to the FDA’s 1997 guidance on this topic when making a determination as to whether or not a new 510(k) is required for a change or modification to a device, but the practical impact of the FDA’s continuing scrutiny of these issues remains unclear.  If the FDA disagrees with our past or future decisions not to seek a new 510(k) for changes or modifications to existing devices and requires new clearances or approvals, we may be required to recall and stop marketing our products as modified, which could require us to redesign our products, conduct clinical trials to support any modifications, and pay significant regulatory fines or penalties. In addition, the FDA may not approve or clear our products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. Any of these actions would harm our operating results.

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

The FDA’s 510(k) clearances include a specification of a product’s indication for use, and also authorize specific labeling and marketing claims and language in promotional materials for the U.S. market. Failure to conform with the specific cleared labeling of our product or the use of the term “Robot” in our product or corporate promotional material would be considered mislabeling or off-label promotion which might lead to:

●	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

●	customer notifications, refunds, detention or seizure of our products;

●	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

●	withdrawing 510(k) marketing clearances that have already been granted, or PMA approvals which we may receive in the future;

●	refusing to provide Certificates for Foreign Government;

●	refusing to grant export approval for our products; or

●	pursuing criminal prosecution.

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

We and some of our third-party manufacturers and suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. We and our manufacturers and suppliers are also subject to the regulations of foreign jurisdictions regarding the manufacturing process if we or our distributors market our products abroad. We continue to monitor our quality management in order to improve our overall level of compliance. Our facilities are subject to periodic and unannounced inspection by U.S. and foreign regulatory agencies, including notified bodies, to audit compliance with the QSR and comparable foreign regulations. If our facilities or those of our manufacturers or suppliers are found to be in violation of applicable laws and regulations, or if we or our manufacturers or suppliers fail to take satisfactory corrective action in response to an adverse inspection, the regulatory authority could take enforcement action, including any of the following sanctions:

●	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

●	customer notifications or repair, replacement, refunds, detention or seizure of our products;

●	operating restrictions or partial suspension or total shutdown of production;

●	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

●	withdrawing 510(k) marketing clearances that have already been granted, or PMA approvals that we may receive in the future;

●	refusing to provide Certificates for Foreign Government;

●	refusing to grant export approval for our products; or

●	pursuing criminal prosecution.

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

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties and civil or criminal fines.

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

While we do not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, many healthcare laws and regulations apply to our business. For example, we could be subject to patient privacy regulation and enforcement by both the federal government and the states in which we conduct our business. There are multiple healthcare laws and regulations that may affect our ability to operate. New laws and regulations are being continually proposed and adopted. For example, the PPACA imposes new tracking reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to physicians and teaching hospitals. Device manufacturers were required to begin collecting data on August 1, 2013, register with CMS by March 31, 2014 and are required to submit certain reports to CMS disclosing payments and transfers of value made to physicians and teaching hospitals in the preceding calendar year on or before the 90th day of each calendar year. Any failure to provide the required information may result in civil monetary penalties. There are also a number of states that require the establishment of healthcare compliance programs or reporting of certain compensation or benefits provided to healthcare professionals. See “Item 4. Information on the Company - B. Business Overview - Fraud and Abuse Laws - Anti-Kickback Statutes and Federal False Claims Act.”

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

The Sunshine Act has imposed new reporting and disclosure requirements for drug and device manufacturers with regard to payments or other transfers of value made to certain practitioners (including physicians, dentists and teaching hospitals), and for such manufacturers and for group purchasing organizations, with regard to certain ownership interests held by physicians in the reporting entity. CMS has been charged with implementing the Sunshine Act and has called it the Open Payment Program. Drug and device manufacturers are required to track and publicly report this information annually to CMS. Implementing regulations for these tracking and reporting obligations were finalized in 2013, and companies are now required to track and report payments made since August 1, 2013. The first disclosure reports were due by March 31, 2014 for the period August 1, 2013 through December 31, 2013. On or before the 90th day of each calendar year, manufacturers covered under the Sunshine Act will be required to submit a report disclosing payments and transfers of value made in the preceding calendar year, and CMS then will publish the reported data on or before June 30 of the reporting year. In addition, medical device companies are also required to report payments to the government on an annual basis. On September 30, 2014, CMS published the first set of data collected under the Sunshine Act.

The final rules implementing the Sunshine Act are complex, ambiguous, and broad in scope. Accordingly, we are required to collect and report detailed information regarding certain financial relationships we have with physicians, dentists and teaching hospitals. It is difficult to predict how the new requirements may impact existing relationships among manufacturers, distributors, physicians, dentists and teaching hospitals. The Sunshine Act preempts similar state reporting laws, although we or our Subsidiaries may be required to continue to report under certain of such state laws. While we believe we have substantially compliant programs, systems and controls in place to comply with the Sunshine Act requirements, and we have already completed our registration with CMS and submitted the 2013 and 2014 reports, our compliance with the new final rule imposes additional costs on us. If we fail to comply with the data collection and reporting obligations imposed by the Sunshine Act, we may be subject to severe penalties, including fines.

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

We have arrangements with surgeons, hospitals and other entities which may be subject to scrutiny. For example, we have consulting agreements with spine surgeons and neurosurgeons using or considering the use of our present and future Renaissance systems, for assistance in product development, and professional training and education, among other things. Payment for some of these consulting services has been in the form of stock options rather than per hour or per diem amounts that would require verification of time worked. We may continue in the future to make payment for these consulting services in the form of royalties or also possibly in the form of part-time employment. In addition, various agencies may view these arrangements with our customers, including the provision of marketing grants to customers for the purposes of training surgeons and the provision of accessories at no charge or discounted prices with the purchase of our Renaissance system, as not fully complying with federal and state fraud and abuse laws. To the extent we are found to not be in compliance, we could face potentially significant fines and penalties in addition to other more significant sanctions and we may be required to restructure our operations.

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

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, including the FCPA, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of these laws are broad and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If the surgeons or other providers or entities with which we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business.

Risks Relating Primarily to Our Location in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by military instability in Israel.

Our executive offices are located in Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, geopolitical and/or military conditions in Israel and its region may directly or indirectly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2014 and in November 2012, Israel was engaged in armed conflicts with a militia group and political party, which controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of northern Israel, including areas in which our employees and consultants are located, and negatively affected business conditions in Israel. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel’s military campaign in Gaza in December 2008, November 2012 and again in the summer of 2014 in an endeavor to prevent continued rocket attacks against Israel’s southern towns. In addition, Israel faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas. The United States has threatened Syria, another ally of Iran, with military action and there is a risk that as a result of such military confrontation, Israel will be attacked.

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

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face.

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

Our operations also could be adversely affected if we are unable to effectively protect ourselves against currency fluctuations in the future. We engage in short-term currency hedging activities. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel and United States or from fluctuations in the relative values of the dollar and foreign currencies in which we transact business, and may result in a financial loss. For further information, see Item 5 “Operating and Financial Review and Prospects” elsewhere in this annual report.

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

For example, once we reach profitability for tax purposes, we will be exempt from corporate tax for a period of two years and will be subject to a reduced corporate tax rate of between 10% and 25% for the remainder of the benefits period, depending on the level of foreign investment in our Company in each year and on the period of when profitability is reached.

In order to remain eligible for the tax benefits of an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise”, or a “Beneficiary Enterprise”, we must continue to meet certain conditions stipulated in the Investment Law and its regulations. If we do not meet these requirements, we may not be eligible to receive tax benefits and we could be required to refund any tax benefits that we may receive in the future, in whole or in part, with interest. Furthermore, the tax benefits available under the Investment Law may be terminated or reduced in the future. If these tax benefits are terminated, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2014 and 2015 was 26.5%. See “Item 10. Additional Information - E. Taxation.”

Additionally, if we increase our activities outside of Israel (for example, through acquisitions) our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. Finally, in the event of a distribution of a dividend from the income that will be tax exempt under the Investment Law, in addition to withholding tax at a rate of 15% (or a reduced rate under an applicable double tax treaty), we will be subject to tax at the corporate tax rate applicable to our Approved Enterprise’s and Beneficiary Enterprise’s income on the amount distributed in accordance with the reduced corporate tax applicable to such profits. See “Item 10. Additional Information - E. Taxation.”

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

We were incorporated in Israel. Substantially all of our executive officers and directors currently reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law often involves the testimony of expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, it may be impossible to collect any damages awarded by either a U.S. or foreign court.

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

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we will not be a PFIC for our current taxable year and do not expect to become a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our Ordinary Shares or ADSs, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our Ordinary Shares or ADSs by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares (or ADSs, as the case may be); (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our Ordinary Shares or ADSs during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Although we have no obligation to do so, we intend to notify U.S. taxpayers that hold our Ordinary Shares or ADSs if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. U.S. taxpayers that hold our Ordinary Shares or ADSs are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares or ADSs in the event that we are a PFIC. See “Item 10. Additional Information - E. Taxation - U.S. Federal Income Tax Considerations” for additional information.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2016.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management is comprised of U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC which are more detailed, more extensive and are subject to more demanding deadlines than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the SEC forms applicable to foreign private issuers permit them to disclose compensation information on an aggregate basis if executive compensation disclosure on an individual basis is not required or otherwise has not been provided in the issuer’s home jurisdiction. We disclose individual compensation information, but this disclosure is not as comprehensive as that required of U.S. domestic issuers since we are not required to disclose more detailed information in Israel. We intend to continue this practice as long as it is permitted under the SEC’s rules and Israel’s rules do not require more detailed disclosure. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on NASDAQ that are available to foreign private issuers.

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

We are a public limited liability company and operate under the provisions of the Companies Law. Our registered office and principal place of business are located at 7 Haeshel St., Caesarea Industrial Park South 3088900, Israel. Our telephone number in Israel is +972-4-618-7100. Our website address is www.mazorrobotics.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report and the reference to our website in this annual report is an inactive textual reference only.

In August 2004, we formed a wholly owned subsidiary in the State of Delaware under the name Mazor Surgical Technologies Inc. In October 2010, the U.S. Subsidiary changed its name to Mazor Robotics Inc. The U.S. Subsidiary has been appointed as our agent in the United States, and its registered office is located at 2711 Centerville Rd., Suite 400, Wilmington, New Castle, DE 19808.

In August 2014, we formed a wholly owned subsidiary in Singapore under the name Mazor Robotics Pte. Ltd and its registered office is located at 10 Anson Road, #26-04 International Plaza, Singapore 079903. This Singaporean subsidiary has been established to accommodate the clinical service activities we provide to Renaissance sites in the Asia-Pacific region.

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

We operate in the field of computer assisted surgery (also known as CAS) that enables the use of surgical instruments with high precision and minimal invasiveness and that contributes to the safety of a wide range of surgical procedures. Our flagship product, the Renaissance system, is transforming spine surgery from freehand procedures to highly accurate, state-of-the-art, guided procedures that raise the standard of care with better clinical results. Our Renaissance system has been used to perform over 16,000 procedures worldwide (with over 98,000 implants placed in those procedures) in a wide variety of spinal procedures, many of which would not have been attempted without this technology. We are continuing the development of the Renaissance platform for additional spine and brain surgery applications.

Principal Capital Expenditures

We had capital expenditures of approximately $702,000 in 2015, $503,000 in 2014 and $343,000 in 2013. Our capital expenditures consisted mainly of machinery and equipment and computers. We have financed our capital expenditures from our available cash and short term investment and equity offerings, and expect to continue to finance our capital expenditures in a similar manner in 2016. We expect our capital expenditures in 2016 will be over $1.6 million, and will include amounts expended towards manufacturing infrastructure.

B.	Business Overview

We are a medical device company developing and marketing innovative surgical guidance systems and complementary products. Our expertise is computerized and imaging-based systems, primarily in the field of spine surgery. Our Renaissance Surgical Guidance System, enables surgeons to advance from freehand surgical procedures to accurate, state-of-the-art, precision guided procedures. Our Renaissance system is used in multiple types of spine surgeries, whether open or minimally invasive, for a variety of clinical indications. Our Renaissance system and its predecessor have been used in over 16,000 spine surgeries, including fusion, correction of spinal deformities, biopsy collection, tumor excision and cement augmentations. Our Renaissance system has the ability to improve clinical outcomes for patients, provide a safer surgical environment for surgeons and operating room staff by possible reduction of exposure to radiation.

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

The Renaissance system is FDA–cleared, CE–marked and has regulatory clearances in several other markets, including China, Taiwan, South Korea, Canada, Russia, India, Singapore, Israel and Australia. Mazor Robotics’ products are currently active in 13 countries, with 13 distributors representing us in 21 countries. We recently received 510(k) clearance from the FDA for the Renaissance X system, a future product which is in a development stage. The Renaissance X system is one of several of our research and development programs. Prior to any commercialization efforts, the Renaissance X system will require additional technology and clinical development.

Industry Overview - Spine

Spine Disorder Market Overview

Spine disorders are a leading driver of healthcare costs worldwide. Spinal disorders also are a leading cause of disability among people aged between 19 and 45 in the United States, and are the most common cause of job-related disability. Spine disorders afflict women and men equally and are the second most common neurological ailment in the United States - only headaches are more common. In the United States, according to the Orthopedic Network News, there are approximately 1.34 million spinal operations performed annually.

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

●
Degenerative disc disease describes the most common type of spine disorder which primarily results from repetitive stresses experienced during the normal aging process. Disc degeneration occurs as the outer layer starts to shear and the inner cores of intervertebral discs lose elasticity and shrink. Over time, these changes can cause the discs to lose their normal height and shock-absorbing characteristics, which leads to back pain and reduced flexibility. Herniated discs are a common form of degenerative disc disease.

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

Despite the potential benefits of minimally invasive spinal surgery techniques, they can also present several notable limitations, including the need for additional training for the surgeon, increased intraoperative use of X-ray radiation, and longer operations, and have been shown in some studies to lower the accuracy of implant placement. As a result, while minimally invasive approaches have seen substantial adoption in various surgical fields where procedures can be performed within existing anatomical cavities, they are currently used in only 10-15% of spinal fusion procedures which are currently performed in a minimally invasive approach, according to the SRS database (Hamilton et al. Spine 2011) and the Orthopedic Network News report from October 2015.

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

As a result, the majority of spine surgeries are performed freehand. According to a review of over 108,000 cases (Hamilton et al., Spine 2011) only 13.2% of spine surgeries are performed in a minimally invasive manner. This was echoed in a report by the Orthopedic Research Network reporting that cannulated pedicle screws (designed and used for minimally invasive spine surgeries) have hovered between 9-15% since 2008. Although freehand surgery allows for direct visualization of the anatomy, open freehand surgeries may result in:

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

Overview of Deep Brain Stimulation (DBS) Electrode Placement Surgeries

The FDA approved DBS as a treatment for essential tremor in 1997, later adding further indications, including Parkinson’s Disease (2002), dystonia (2003) and Obsessive Compulsive Disorder (OCD) (2009). Several other indications are in various phases of research, like chronic pain, various affective disorders, including major depression, and other neurological disorders, mainly in severe cases and/or refractory to medication or other treatments. It was estimated by MedTech Insight, 2011, that 7,900 DBS procedures were performed with an expected 5.1% annual growth rate. The most common indication was movement disorders, mainly Parkinson’s disease which has an annual incidence estimated between 50,000-60,000 cases.

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

Our Strategy

Our goal is to continue to drive sales of our Renaissance system and generate recurring revenues through sales of disposable products and service contracts by establishing our Renaissance system as the standard-of-care in the eyes of surgeons, patients and medical facilities. We believe that we can achieve this objective by working with hospitals to demonstrate the key benefits of our Renaissance system. Our strategy includes the following key elements:

●
Continue to commercialize our Renaissance system. We intend to continue to focus on commercializing our Renaissance system by expanding our sales and marketing infrastructure in the United States and our global distribution footprint. We currently maintain a presence in more than 100 hospitals in 15 countries, including over 50 Renaissance systems installed in the United States. Within the United States alone there are over 2,000 hospitals and surgical centers that we believe could benefit from our Renaissance system, creating significant opportunity for us to expand our presence and accelerate our revenue growth.

●
Drive utilization of our installed base of Renaissance systems. Following the initial installation of the Renaissance system at a given hospital, we take steps to expand the number of surgeons who use our system and work with the hospitals and their surgeons to promote patient education on the benefits of the Renaissance system. Increased usage of our installed Renaissance systems through surgeon education and training will accelerate our recurring revenues through increased sales of our disposable products. We also intend product offerings to provide end to end solutions that address more steps in Spine surgical procedures, to increase our portfolio of disposable and ancillary product offerings, and to promote the use of the Renaissance system for brain applications.

●
Demonstrate the clinical and financial value proposition of our Renaissance system. Following our overall penetration strategy, we installed systems at leading academic centers and entered new U.S. metropolitan area markets. We intend to collaborate with leading surgeons and early-adopting hospitals to build additional data that supports the clinical and financial benefits of our Renaissance system. We intend to demonstrate that using our Renaissance system promotes and differentiates surgeons and hospitals as leaders for the treatment of spine disorders, while demonstrating to hospitals the financial benefits of our Renaissance system.

●
Invest in research and development. We will continue to make significant investments in research and development including investments to upgrade the hardware and software components of our Renaissance system and to develop additional applications using our proprietary technologies and develop future products.

●
Explore new ways to accelerate adoption of our products. We intend to achieve this by striving for partnerships with strategic players and to gain the benefits associated with the synergy between Mazor and potential partners.

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

Figure 3: RBT Device (with an arm connected to it) on Clamp Mount ready to guide the surgeon

Mazor's Solutions

In October 2015, we announced the launch of ‘PRO’ (Predictable Renaissance® Operation) Solutions at the annual meeting of the North American Spine Society (NASS) which was held in Chicago, IL. The PRO  Solutions that were launched included:

PROceph Brain Procedures

We have developed the Renaissance Brain Module, a new application of our Renaissance system intended to provide precise control over the insertion of surgical instruments (drills, cannulas, electrodes, needles, etc.) during brain surgery. The Renaissance Brain Module can be used for guiding high accuracy linear trajectory into the brain. Our head-mounted Renaissance Brain Module was cleared by the FDA in July 2012 and CE-marked in August 2012. We initially launched the Renaissance Brain Module at the annual meeting of the American Association of Neurological Surgeons in April 2014.

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

We collaborated with Alpha-Omega Ltd., a manufacturer of actuators that advance electrodes into the patient’s brain. The first in-vivo procedure using the Renaissance system was performed in August 2013.

PRO Scan & Plan

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

PROlat Posterior guided instrumentation in the lateral position

PROlat™ enables placement of pedicle screws posteriorly while the patient is in the lateral decubitus position. By maintaining the patient in the lateral position, it is possible to shorten the surgery time and reduce the potential for unnecessary risks to the patient.

PROdef Software module for planning spinal deformity correction

PROdef™ fuses a pre-operative CT scan with standing X-rays, where the latter is used to adjust the intervertebral relationships on the prone CT, based on the weight-bearing position of the vertebras on the X-rays. This automated process is based on the software’s anatomical recognition abilities, which allows it to segment the CT and X-rays into individual vertebras, to account for physiological and anatomical considerations such as the axis of rotation, limitations on the inter-vertebral range of motion, maintenance of spinal cord integrity and collision avoidance between vertebras. These allow surgeons to create a detailed and realistic, personalized surgical plan of correction in three dimensions. We expect it to be commercially available in the third quarter of 2016.

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

Sales and Marketing

We are continuing to develop a sales and marketing organization that consists of a capital sales team, a clinical sales team and a marketing team. Our sales and marketing team is comprised of executives with experience from major surgical robotic technology companies including Intuitive Surgical Inc., Hansen Medical Inc., and Stereotaxis Inc. The capital sales team drives capital equipment sales of Renaissance and associated applications while the clinical sales team focuses on the further penetration of existing clients through education marketing activities and training.

As of December 31, 2015, our U.S. sales team had a total of 62 employees, 16 of whom handle capital sales, including the Vice President of Capital Sales of United States, and 3 senior sales directors. 7 employees out of the capital sales team are former sales executives from major surgical robotic technology companies. The U.S. clinical sales team includes 36 representatives, the Vice President of Clinical Sales of United States, 1 strategic account manager, 6 regional managers and 2 regional directors. The international sales team includes the Vice President for Sales, 2 capital sales managers, 1 clinical sales director and 2 clinical sales representatives. The international sales team sells mainly through distributors covering 9 countries in Europe and 12 countries in Asia-Pacific. Together with the marketing team, they are responsible for defining and executing our global commercialization strategy. Our marketing team includes 12 members and one part-time employee, including 8 members in the U.S. based team. We intend to continue to increase the number of sales and marketing personnel as we expand our business.

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

Seasonality of Business

While our business is growing and changing rapidly, we believe it is subject to quarterly seasonal fluctuations because of customary capital expenditure trends by hospitals due to various hospital budget considerations which are not in our control. Hospitals tend to group purchases at the beginning of their budgetary cycle, which is different among hospitals. Therefore, it is hard to predict results of a certain quarter and some quarters may be weaker than others. For the year ended December 31, 2015, no single hospital customer accounted for more than ten percent of our total revenue and the loss of any single hospital customer is not expected to have a material adverse effect on us.

Intellectual Property

We seek patent protection for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend patent rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

We own fourteen U.S. patents. In addition, we have filed in the United States ten additional patent applications and three provisional patent applications. A provisional patent application is a preliminary application that can be filed less formally than a non-provisional application, and establishes a priority date for the patenting process for the invention disclosed therein.

We have also licensed five U.S. patents. In addition, we own thirty-one patents, grouped in six families of separate inventions that were granted in other countries. We also have one further application in which claims were allowed and grant is awaited. We also have thirteen pending patent applications outside of United States, grouped in eight families of separate inventions. We also have three PCT (Patent Cooperation Treaty) international patent applications. A PCT application is an application made in multiple countries, which ultimately needs converting into National Phases in separate countries. All of our patents and patent applications are in the areas of computer-assisted surgery, robotics, imaging and implants. Our patents expire between the years 2021 and 2033. Certain of our in-licensed patents have royalty obligations.

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

Research Agreement with Cleveland Clinic Foundation (CCF)

In April 2008, we entered into a set of strategic agreements to cooperate with the Cleveland Clinic Foundation, or CCF, pursuant to which the parties intended to jointly develop a group of products for the fixation of spinal vertebrae while using our guidance technology. The procedure developed by us under the CCF licensed technology was named GO-LIF (Guided Lumbar Inter-body Fusion) and was aimed at utilizing Renaissance to place implants percutaneously. Under these agreements, we received an exclusive worldwide license under two patents owned by CCF for the development of unique spinal fixation implants. We agreed to pay CCF an upfront payment and certain milestone payments that are not material. In addition, we undertook to pay royalties at a decreasing rate, in the low- to mid-single digits, on net sales (as defined in the agreement) of any licensed products. Our obligation to pay royalties continues on a country-by-country basis until expiration of the last to expire licensed patent, or, for licensed products covered by one of the licensed patents, 15 years after receipt of an FDA approval of such licensed products, if earlier. We must also pay to CCF an agreed portion of revenues derived from our sub-licensing of the CCF licensed technology, if any. Under the terms of the agreement, we must achieve certain diligence milestone events by specified dates. If we do not meet these targets, CCF may convert our exclusive license into a non-exclusive license or terminate the agreement. Either we or CCF may terminate the agreement for the other party’s uncured material breach of the agreement, and we may terminate the agreement, on a country-by-country and licensed product-by-licensed product basis, for our convenience. In 2011, we decided to discontinue our investment in developing products based on the patents licensed from CCF.

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

Competitors

In the spine surgical market, there are several companies that are attempting to develop robotic guidance systems. Medtech has received a CE mark for its ROSA™ system and initially announced it received an FDA clearance for spine in January 2016. Excelsius Surgical LLC was purchased by spine-implants maker Globus Inc. during 2014. Globus unveiled its robotic surgical system on November 12, 2015, and stated that it expects to receive the FDA clearance in 2016. Both companies utilize “mechanical arms”, which are essentially serial robots utilizing stereotaxic navigation to control them. There are a few other robotic guidance systems for various indications in the field of spine surgeries that we believe are further behind on their development path. There are alternative CAS systems, but these are infrared-based optical navigation systems that do not have a robotic component. These CAS systems are sold by large companies that are well-known in the surgical market in general and in spine in particular, including Medtronic, Inc., Stryker Corporation and Brainlab AG. While these CAS systems have not seen wide adoption in spine surgeries, they are applicable in many other anatomies, increasing their utility to hospitals.

We believe that surgeons are likely to adopt robotic-based technologies for spine and brain surgeries and view this as the main competitive field for our products. Large, well-known companies, however, have the ability to acquire and/or develop robotic technologies that may compete with our products. We are aware of certain companies developing robotic applications in orthopedics and spine such as Stryker Corporation that purchased Mako Surgical Corp. in late 2013, Globus and Intuitive Surgical Inc. Even companies that currently do not have an established presence in the field of spine surgery (e.g., Intuitive Surgical Inc.) may attempt to apply their robotic technologies to this field and compete directly with us.

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

CAS is more established in the brain market than in spine, with several actively marketed offerings of both robotic systems (e.g., Renishaw PLC’s NeuroMate or Medtech’s ROSA™, which was FDA-cleared in 2009 for brain procedures) and navigation systems (e.g., Brainlab AG’s VectorVision) which are mainly utilized in similar indications to those in which the Renaissance Brain Module competes.

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

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either premarket notification (510(k)) marketing clearance or approval of a PMA from the FDA. The FDA classifies medical devices into one of three classes. Class I devices, considered to have the lowest risk, are those for which safety and effectiveness can be assured by adherence to the FDA’s general regulatory controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (General Controls). Class II devices are subject to the FDA’s General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device (Special Controls). Manufacturers of most class II and some class I devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. This process is generally known as 510(k) marketing clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in class III, requiring approval of a PMA.

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

For risks related to 510(k) marketing clearance, see “Item 3. Key Information – D. Risk Factors – Risks Related to Regulatory Compliance.”

PMA Approval Pathway

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process or is class III (although the FDA has discretion to continue to allow certain pre-amendment class III devices to use the 510(k) process). A PMA must generally be supported by, among other things, extensive data, including, but not limited to, technical, preclinical and clinical data, and manufacturing and labeling information, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. After a pre-market approval application is submitted and filed, the FDA begins an in-depth review of the submitted information, which typically takes between one and three years, but may take significantly longer. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide responses to specific questions that the FDA asks of them related to the supportive data and approvability of the device. The FDA may or may not accept the panel’s responses. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. The FDA may also conduct a Bioresearch Monitoring Program, or BIMO inspection of the Sponsor and/or Contract Research Organization, or CRO and/or the clinical facilities involved in the clinical study supporting the PMA.

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

Clinical Trials

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) marketing clearance. Such trials generally require submission of an investigational device exemption application, or IDE, to the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. If an IDE is required, the FDA will review the submission and it must be approved, and the appropriate institutional review boards, or IRBs, at the clinical sites must approve the study, before clinical trials may begin. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we are also required to obtain the patient’s informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the United States. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

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

●
post-market surveillance regulations, including MDR requirements, which require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury;

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

In March 2010, comprehensive health care reform legislation was enacted through the passage of PPACA. Significant measures contained in the PPACA include initiatives to revise Medicare payment methodologies, initiatives to promote quality indicators in payment methodologies (including the bundling of hospital and physician payments), initiatives related to the coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, and annual reporting requirements related to payments to physicians and teaching hospitals. At this time it is not possible to predict whether these initiatives will have a positive or negative impact on us. The PPACA also includes new taxes impacting certain health-related industries, including medical device manufacturers. Beginning in 2013, each medical device manufacturer or importer is required to pay an excise tax (or sales tax) in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices. This excise tax applies to our medical devices. However, the Consolidated Appropriations Act, 2016, signed into law on December 18, 2015, includes a two year moratorium on the medical device excise tax. Thus, the medical device excise tax does not apply to the sale of a taxable medical device by the manufacturer, producer, or importer of the device during the period beginning on January 1, 2016, and ending on December 31, 2017. Absent further congressional action, the excise tax will be reinstated for medical device sales beginning January 1, 2018.

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

When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties from $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability on the basis of inadequate care, kickbacks and other improper referrals, and improper use of Medicare numbers when detailing the provider of services, in addition to the more predictable allegations as to misrepresentations with respect to the services rendered. In addition, companies have been prosecuted under the False Claims Act in connection with alleged off-label promotion of products. Our future activities relating to the reporting of wholesale or estimated retail prices for our products, the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products, may be subject to scrutiny under these laws.

Additionally, several bills have been passed or are pending, at both the state and federal levels that expand the anti-kickback laws to require, among other things, extensive tracking and maintenance of databases regarding relationships to physicians and healthcare providers. The PPACA imposes new reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to physicians and teaching hospitals, otherwise known as the Sunshine Act. Device manufacturers were required to begin collecting data on August 1, 2013, register with CMS by March 31, 2014 and are required to submit certain reports to CMS disclosing payments and transfers of value made to physicians and teaching hospitals in the preceding calendar year on or before the 90th day of each calendar year.

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

As of the date hereof, five of our subcontractors are single sources subcontractors. Replacement of three of these single source subcontractors may take between three to four months, while replacement of the other two single source subcontractors, who are key suppliers, may take between six to eight months. One of these key supplier single source subcontractors, MPS Micro Precision Systems AG, or MPS, manufactures the RBT Device. Due to their nature, certain components must be ordered up to six months in advance, resulting in substantial lead time for certain production runs. In the event that such limited source suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until we can obtain an alternate source of supply. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business - Our reliance on third-party suppliers, including single source suppliers, for most of the components of the Renaissance system could harm our ability to meet demand for our products in a timely and cost effective manner.” In order to mitigate this risk, we provide our suppliers with a purchasing plan and a three to nine month estimate of future orders. In addition, our agreements with such single source subcontractors provide, among other things, that should the subcontractor wish to terminate our agreement, it must provide us with a long prior notice with respect thereof. With respect to MPS, our agreement requires a prior notice of eighteen months for termination. We engaged with Sanmina - SCI Israel Medical Systems Ltd., or Sanmina, during 2014. We expect Sanmina to be our main turn-key supplier by the end of 2016. Furthermore, to mitigate the risk of loss of our suppliers, we constantly hold safety inventory stock of complete units of the Renaissance system.

C.	Organizational Structure

We currently have two wholly owned subsidiaries: Mazor Robotics, Inc., which is incorporated in Delaware, United States and Mazor Robotics Pte. Ltd., which is incorporated in Singapore.

D.	Property, Plant and Equipment

Our offices and research and development facility are located at 7 HaEshel St., Caesarea Park South 3088900, Israel, where we occupy approximately 1,143 square meters. We lease this facility and our lease ends on December 31, 2017. Our monthly rent payment pursuant to the lease for our offices and research and development facility as of December 2015 was NIS 46,745 partially linked to the Israeli CPI (approximately $11,976).

Our U.S. headquarters are located in Orlando, Florida, where we occupy approximately 6,445 square feet. We lease our U.S. headquarters, and this lease ends on July 1, 2016. We have a right to renew the lease for two twelve month terms. Our monthly rent payment pursuant to the lease for our U.S. headquarters as of December 31, 2015 is $12,535 and will escalate by 3% for 2016.

We are considering expanding our office space in Israel to better meet our anticipated needs for the foreseeable future and be better suited for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and in “Item 3. Key Information - D. Risk Factors”.

A.	Operating Results

Overview

We are a medical device company developing and marketing innovative surgical guidance systems and complementary products. Our expertise is in robotic, computerized and imaging-based systems, primarily in the field of spine surgery. Our Renaissance Surgical Guidance System enables surgeons to advance from freehand surgical procedures to accurate, state-of-the-art, precision guided procedures. Our FDA-cleared and CE-marked Renaissance system is used in multiple types of spine surgeries, whether open or minimally invasive, for a variety of clinical indications. Our Renaissance system and its predecessor have been used in over 16,000 spine surgeries, including fusion, correction of spinal deformities, biopsy collection, tumor excision and cement augmentations. Our Renaissance system has the ability to improve clinical outcomes for patients, provide a safer surgical environment for surgeons and operating room staff by reducing exposure to radiation, and deliver economic value to hospitals and payors.

We have incurred net losses in each year since our inception in 2000 and, as of December 31, 2015, we had an accumulated deficit of $103,192,000. We expect to continue to incur significant operating losses as we increase our sales and marketing activities associated with the growing commercialization of the Renaissance system in the United States, Europe, Asia and Australia, and otherwise continue to invest capital in the development and expansion of our products and our business generally. We also expect our research and development expenses to increase as we continue to expand our research and development activities, including the support of existing products and the research and development of potential future products. We also intend to continue to research and publish the clinical value proposition of the Renaissance system.

Recent business events and key milestones in the development of our business include the following:

●
a significant increase of our installed base globally, with 108 active systems, including 64 systems installed in the United States, as of December 31, 2015. During the year ended December 31, 2015, we received orders for 25 systems, including 16 systems and 2 placements in the United States and seven systems in the international market in China, Taiwan, Spain, Russia and Germany. In addition, we received an order for a system upgrade in Germany.

●	penetrating new metropolitan areas.

●	penetrating teaching and academic centers in the U.S.

●
increased utilization demonstrated by an increase in the annual average number of procedures for U.S. installed systems in use for more than 12 months to 80 procedures per system, compared to 72 procedures in 2014.

●	the introduction of the PRO (Predictable Renaissance® Operation) solutions line of products at the NASS conference in October 2015.

●
the 510(k) clearance from the FDA for the Renaissance X system, a future product which is in a development stage. The Renaissance X system is one of several of our research and development programs. Prior to any commercialization efforts, the Renaissance X system  requires additional technology and clinical development.

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

Our significant accounting policies are more fully described in Note 3 to our consolidated financial statements as of December 31, 2015 included elsewhere in this annual report. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. Our critical accounting policies include:

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

The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit. If the fair value of the delivered item is not reliably measurable, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item. We usually determine the fair value of the warranty and maintenance services component based on the renewal quote offered in the agreement. Warranties granted to customers are considered an additional element in the sale of the system, because they include training, service, the provision of spare parts, telephone support, on-site support and a positive representation that the product will either perform according to certain specifications or that we will repair or replace the product if it ceases to work properly. Therefore, we consider such warranty as a separate element of the system sale.

We recognize revenue from the above mentioned components in accordance with International Accounting Standards No.18, “Revenue”, including provisions related to recognition of revenue from multiple-component transactions, when the significant risks and rewards of ownership of the goods transferred to the customer; it is probable that the economic benefits associated with the transaction will flow to us; the costs incurred or to be incurred in respect of the transaction can be measured reliably; we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; and the amount of revenue can be measured reliably.

The revenue from sales of systems is recognized at the time of transfer of the significant risks and rewards of ownership as follows:

●
sales to end customers - Upon the completion of installation of the system, training of at least one surgeon, which typically occurs prior to or concurrent with the system installation, and customer acceptance, if required.

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

Revenue from the disposable components sales is recognized at the time of the transfer of the significant risks and rewards of ownership as follows:

●	in sales to end customers - Upon delivery.

●
in sales to distributors - Upon delivery to the distributor, provided that the significant risks and rewards of ownership of the components are transferred to the distributor upon delivery, the distributor has no right of return and that the receipt of the consideration is probable and not dependent on the distributor’s ability to collect from the end customer.

Revenue from warranty and maintenance services is recognized proportionately over the period of rendering of the service and subject to the other conditions for revenue recognition specified above.

Functional Currency

The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency.

Share-Based Compensation

We account for share-based compensation arrangements in accordance with the provisions of International Financial Reporting Standard 2, or IFRS2. IFRS2 requires us to recognize share-based compensation expense for awards of equity instruments based on the grant-date fair value of those awards. The cost is recognized as compensation expense, based upon the grant-date fair value of the equity or liability instruments issued. The fair value of our option grants is computed as of the grant date based on the binominal model, using the standard parameters established in that model including estimates relating to the share price on the measurement date, exercise price of the instrument, expected volatility (based on the historical volatility), the expected life span of the options, and the risk-free interest rate (based on government debentures). As our stock is publicly traded on the TASE, we do not need to estimate the fair market value of our shares. Rather, we use the actual closing market price of our ordinary shares on the date of grant, as reported by the TASE. The value of the transactions, measured as described above, is recognized as an expense over the vesting period. When award grant have graded-vesting feature, each installment of the awards is separately measured and the expenses are recognized over the related vesting period.

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

We recognize deferred tax assets for unused tax losses, tax benefits, and deductible temporary differences to the extent that it is probable that future taxable income will be available against which that can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

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

Warrants

In August 2012, we entered into an agreement, described in Note 22C(2) to our consolidated financial statements as of December 31, 2015, according to which a group of investors led by Oracle Associates, LLC, or the Oracle Investors, were issued on September 27, 2012 shares and warrants exercisable into variable number of our shares. See “Item 10. Additional Information - C. Material Contracts”, for more details. In accordance with IFRS, warrants for a variable number of shares represent a financial liability that is a derivative. We measured the fair value of the derivative instruments at each period end using standard valuation technique for this type of instrument (Monte Carlo model) on the basis of observable inputs (such as the price of our shares and the NIS/USD exchange rate) and the following unobservable inputs: expected volatility, correlation between the share price and the change in the exchange rate, risk-free interest rate, expected life and the probability that mandatory exercise will occur. We used the services of Financial Immunities Dealing Room Ltd., an independent valuation specialist, which has appropriate professional qualifications and experience in the valuation of financial derivatives to assist us with the fair value measurement of the derivative instrument.

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

While we believe we have applied appropriate judgment in the assumptions and estimates, variations in judgment in applying assumptions and estimates used in the valuations could have had a material effect upon the valuation results, and thus, on our financial statements. As fully described in Note 22C(2) to our consolidated financial statements as of December 31, 2015, the derivative instrument was classified to equity on May 28, 2013 and is no longer measured at fair value.

Results of Operations

Comparison of year ended December 31, 2015 and year ended December 31, 2014

Revenue

The following table presents our total revenues by geographic area and by line of product for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	For the Year Ended December 31,
	2015		2014
United States	$20,271	78%	$15,486	73%
International	$5,825	22%	$5,722	27%
Total	$26,096	100%	$21,208	100%

	2015		2014
Systems	$13,373	51%	$12,040	57%
Sale of disposables	$7,648	29%	$4,916	23%
Services and other	$5,075	20%	$4,252	20%
Total	$26,096	100%	$21,208	100%

Total revenue was $26,096,000 for the year ended December 31, 2015, compared to $21,208,000 for the year ended December 31, 2014. The increase in revenue of $4,888,000, or 23%, was due to a $2,732,000, or 56%, increase in disposables revenue, a $1,333,000, or 11%, increase in Renaissance system revenue, and by an $823,000, or 19%, increase in service and other revenue.

The increase in sales of our Renaissance systems during the year ended December 31, 2015 compared to the year ended December 31, 2014 was due to the sales of 23 units of our Renaissance system, one system upgrade and 2 placements during the year ended December 31, 2015, compared to 20 units sold during the year ended December 31, 2014.

The increase in disposables revenue during the year ended December 31, 2015 compared to the year ended December 31, 2014 was primarily due to the continued adoption and usage of Renaissance, driven by the growth of our commercial installed base, mainly in the United States.

The increase in service and other revenue during the year ended December 31, 2015 compared to the year ended December 31, 2014 was attributable to an increase in the installed base of Renaissance systems covered under warranty and maintenance contracts, mainly in the United States.

The increase in revenue derived from the United States of $4,785,000, or 31%, was primarily due to the increase in revenues from commercial Renaissance system sales during the year ended December 31, 2015 compared to Renaissance system sales during the year ended December 31, 2014, as well as an increase in utilization of the installed base, reflected in revenues from sales of disposables, service and others.

Cost of Sales

Cost of sales was $5,827,000 for the year ended December 31, 2015, compared to $4,396,000 for the year ended December 31, 2014. The increase in cost of sales of $1,431,000, or 33%, was primarily due to an increase in recognition of the costs from sales. Additionally, increased costs were in respect to an increase in salaries and related expenses associated with the incremental number of employees added in the operations department to support growth in our activities.

Gross Profit

Gross profit was $20,269,000 for the year ended December 31, 2015, or 77.7% of revenues, compared to $16,812,000, or 79.3% of revenues, for the year ended December 31, 2014. The decrease in gross profit margin was 1.6% due to increase in costs. The increase in gross profit of $3,457,000, or 20.6%, was mainly due to the increase in sales volume in the period.

Operating Expenses

	For the Year Ended December 31,
			Increase (decrease) in
	2015	2014	Dollars	%
	(in thousands)
Research and development	$6,324	$5,776	548	9
Selling and marketing	$24,947	$21,352	3,595	17
General and administrative	$4,305	$4,392	(87)	(2)
Total operating expenses	$35,576	$31,520	4,056	13

Research and Development Cost

Research and development cost was $6,324,000 for the year ended December 31, 2015, compared to $5,776,000 for the year ended December 31, 2014.  The increase of $548,000, or 9%, was primarily due to our continuous efforts in developing additional applications and new products, mainly resulting in additional purchasing for current R&D projects, as well as recruitment of R&D personnel.

Selling and Marketing Expenses

Selling and marketing expenses were $24,947,000 for the year ended December 31, 2015, compared to $21,352,000 for the year ended December 31, 2014. The increase of $3,595,000, or 17%, was primarily due to the expansion of efforts to further penetrate the U.S. and the Asian markets. Such efforts included, among other things, recruitment of additional sales personnel in the United States and continued introduction activities for our Renaissance system. Selling and marketing expenses for the year ended December 31, 2015 also included an excise tax fee in the amount of $308,000, this amount is a result of certain healthcare legislation. For further information see “Item 10. Additional Information - E. Taxation - Medical Devices Excise Tax.”

General and Administrative Expenses

General and administrative expenses remained generally at the same level as 2014, and were $4,305,000 for the year ended December 31, 2015, compared to $4,392,000 for the year ended December 31, 2014.

Financing income (expenses), net

Financing income, net was $135,000 for the year ended December 31, 2015, compared to financing expenses, net of $419,000 for the year ended December 31, 2014. The main difference between 2015 and 2014 financing expenses derives from high hedging transactions expenses of approximately $408,000 in the year ended December 31, 2014 and from an increase in the year ended December 31, 2015 of approximately $135,000 in interest income from bank deposits.

Taxes on Income

We recorded a tax expense of $213,000 for the year ended December 31, 2015, compared to an expense of $145,000 for the year ended December 31, 2014. We incur tax expense only in the United States, which recorded higher sales in 2015 that resulted in higher tax expenses.

Loss and Loss per Share

Loss was $15,385,000, or $0.36 per share, for the year ended December 31, 2015, compared to loss of $15,272,000, or $0.37 per share, for the year ended December 31, 2014.

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

Total revenue was $21,208,000 for the year ended December 31, 2014, compared to $19,983,000 for the year ended December 31, 2013. The increase in revenue of $1,225,000, or 6%, was due to a $1,411,000, or 40%, increase in disposables revenue, and a $1,301,000, or 44%, increase in service and other revenue, offset by a $1,487,000, or 11%, decrease in Renaissance system revenue.

The decrease in sales of our Renaissance systems during the year ended December 31, 2014 compared to the year ended December 31, 2013 was due to the sales of 20 units of our Renaissance system during the year ended December 31, 2014, compared to 23 units and one system upgrade sold during the year ended December 31, 2013.

The increase in disposables revenue during the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to the continued adoption and usage of Renaissance, driven by the growth of our commercial installed base worldwide.

The increase in service and other revenue during the year ended December 31, 2014 compared to the year ended December 31, 2013 was attributable to an increase in the installed base of Renaissance systems covered under warranty and maintenance contracts, mainly in the United States.

The increase in revenue derived from the United States of $465,000, or 3%, was primarily due to the increase in revenues from disposables, service and others, offset by a decrease in revenues from 12 commercial Renaissance system sales during the year ended December 31, 2014 compared to 15 commercial Renaissance system sales and one system upgrade during the year ended December 31, 2013. The increase in international revenue of $760,000, or 15%, was primarily due to the increase in revenues from disposables, service and others.

Cost of Sales

Cost of sales was $4,396,000 for the year ended December 31, 2014, compared to $4,280,000 for the year ended December 31, 2013. The increase in cost of sales of $116,000, or 3%, reflects an increase in recognition of the costs from sales. The increased costs were primarily attributed to an increase in salaries and related expenses associated with the incremental number of employees added in the operations department, offset by a decrease in intangible asset amortization.

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

Operating Expenses

	For the Year Ended December 31,
			Increase in
	2014	2013	Dollars	%
	(in thousands)
Research and development	$5,776	$4,174	1,602	38
Selling and marketing	$21,352	$15,692	5,660	36
General and administrative	$4,392	$2,766	1,626	59
Total operating expenses	$31,520	$22,632	8,888	39

Research and Development Cost

Research and development cost was $5,776,000 for the year ended December 31, 2014, compared to $4,174,000 for the year ended December 31, 2013. The increase of $1,602,000, or 38%, was primarily due to our continuous efforts in developing additional applications and new products.

Selling and Marketing Expenses

Selling and marketing expenses were $21,352,000 for the year ended December 31, 2014, compared to $15,692,000 for the year ended December 31, 2013. The increase of $5,660,000, or 36%, was primarily due to the expansion of efforts to further penetrate the U.S. and the Asian markets. Such efforts included, among other things, recruitment of additional sales personnel in the United States, and expansion of marketing activities, such as participation in exhibitions, holding cadaver labs and continued introduction activities for our Renaissance system. Selling and marketing expenses for the years ended December 31, 2014 and December 31, 2013 also included an excise tax fee in the amount of $238,000 and $241,000, respectively, this amounts were a result of certain healthcare legislation. For further information, see “Item 10. Additional Information - E. Taxation - Medical Devices Excise Tax.”

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

Financing expenses, net

Financing expenses, net was $419,000 for the year ended December 31, 2014, compared to $13,433,000 for the year ended December 31, 2013. The main difference between 2014 and 2013 financing expenses derives from the fact that in the year ended December 31, 2013 our finance expense included an expense of $13,510,000 due to the change in the fair value of the warrants which were issued to investors, recorded as a derivative instrument. Whereas those warrants were exercised in 2013, no such impact exists in the year ended December 31, 2014.

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

Effective Corporate Tax Rate

Our effective consolidated tax rate in 2015, 2014 and 2013 was close to zero percent primarily due to the tax losses we accrued in Israel since our inception, for which deferred tax assets were not recognized. We expect to continue to accrue losses for tax purposes in Israel in the coming years and to increase our profits for tax purposes in our U.S. Subsidiary, derived from our expected revenues in the coming years in the United States, which would increase our effective consolidated tax rate in the coming years.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

We generate a majority of our revenues in U.S. dollars, which is our functional currency while some of our revenues are generated in other currencies, such as the Euro and NIS. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in dollars, but a significant portion of our expenses such as salaries are generated in other currencies such as NIS. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies, such as the Euro. As a result, some of our financial liabilities are denominated in these non-dollar currencies. Usually, our non-dollar assets are not fully offset by our non-dollar liabilities. Due to the foregoing and the fact that our financial results are measured in dollars, our results could be adversely affected as a result of a strengthening or weakening of the dollar compared to these other currencies. During 2015, 2014 and 2013, we incurred net currency loss of $113,000, loss of $107,000 and a gain of $109,000, respectively. During 2015 and 2014, we incurred net gain of $3,000 and net loss of $408,000 from hedging transactions, respectively.

Some portions of our expenses, primarily expenses associated with employee compensation, are denominated in NIS unlinked to the U.S. dollar. A devaluation of the NIS in relation to the U.S. dollar has the effect of decreasing the U.S. dollar value of any asset of ours that consists of NIS or receivables payable in NIS, unless such receivables are linked to the U.S. dollar. Such devaluation also has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS, unless such expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any of our unlinked NIS assets and the U.S. dollar amounts of any of our unlinked NIS liabilities and expenses. In addition, some of our expenses are linked to some extent to the rate of inflation in Israel. An increase in the rate of inflation in Israel that is not offset by a devaluation of the NIS relative to the U.S. dollar can cause the dollar amount of our expenses to increase. We believe that inflation in Israel has not had a material effect on our results of operations.

We engage in currency hedging activities. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel or from fluctuations in the relative values of the dollar and foreign currencies in which we transact business, and may result in a financial loss. See further discussion under “Item 11 - Quantitative and Qualitative Disclosures about Market Risk” below.

B.	Liquidity and Capital Resources

We have incurred net losses and negative cash flow from operating activities for each year since our inception in September 2000. As of December 31, 2015, we had an accumulated loss of $103,192,000 and have financed our operations principally through the sale of our products, disposables and other services, sale of our equity securities (including ADSs, Ordinary Shares and warrants), issuance of convertible debentures and grants from the OCS.

As of December 31, 2015, we had $40,229,000 in cash, cash equivalents, short-term investments and long-term investments. Our cash and investment balances are held mainly in bank deposits, in accordance with directives of our board of directors as further described below.

As of December 31, 2015, more than 50% of our expenses are in U.S. dollars and the rest are mainly in NIS or Euros. We engage in currency hedging transactions, such as options and forward contracts, for the purposes of hedging our NIS payments to local suppliers and for salaries in Israel. Our currency hedging transactions are aimed to decrease a certain portion of the financial exposure risk of fluctuations in the exchange rates of our operating currency, which is the U.S. dollar against the NIS.

Our board of directors periodically examines the financial exposure of our balance sheet, as set forth above. As part of this approach, we carry out financial activities to reduce our exposure to risk. The Audit Committee and the board of directors held discussions concerning our exposure to risk from the currencies other than the U.S. dollar, and decided that we shall maintain sufficient cash for our activities, including those in other currencies.

Net Cash Used in Operating Activities

Net cash used in operating activities primarily reflects the net loss for those periods, which was adjusted, mainly by non-cash items, such as depreciation and amortization, stock-based compensation and non-cash finance income and expenses and is also affected by changes in operating assets and liabilities.

Net cash used in operating activities for the year ended December 31, 2015 was $11,572,000 compared to $14,290,000 for the year ended December 31, 2014. The decrease of $2,718,000, or 19%, in cash used in operating activities for the year ended December 31, 2015 was mainly due to an increase in accounts payable, realizing inventory and non-cash expenses. This is a result of higher investments in developing additional applications and new products and the expansion of efforts to further penetrate to the U.S. and the Asian markets. The decrease was offset by the increase in cash used in operating activities from trade and other account receivables of approximately $1,112,000, as a result of higher sales in 2015.

Net cash used in operating activities for the year ended December 31, 2014 was $14,290,000 compared to $5,050,000 for the year ended December 31, 2013. The increase of $9,240,000, or 183%, in cash used in operating activities for the year ended December 31, 2014 was mainly due to an increase in our operating expenses of $8,888,000. The increase in operating expenses is attributed to our efforts in developing additional applications and new products and the expansion of efforts to further penetrate the U.S. and the Asian markets and professional consulting costs, required to support the expansion of our activities and listing and trading of our ADSs on the NASDAQ Global Market.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities for the year ended December 31, 2015, was $2,568,000, attributable to net proceeds from maturities of short-term investments of $9,816,000 and to proceeds from the sale of long-term investments in the amount of $992,000 offset by the purchase of $7,538,000 of long term investments and purchases of fixed assets of $702,000.

Net cash provided by investing activities for the year ended December 31, 2014 was $14,531,000, attributable to proceeds from short-term investments, net in the amount of $22,271,000, the purchase of $7,237,000 of long term investments and purchases of fixed assets of $503,000.

Net cash used in investing activities for the year ended December 31, 2013, was $41,092,000, attributable to payments of $40,820,000 for acquisition of deposits and investment in marketable securities and purchase of fixed assets, such as computers, machinery and leasing improvements of $272,000.

Net Cash provided by Financing Activities

Net cash flow from financing activities in the year ended December 31, 2015 was $370,000. The net cash from financing activities in 2015 is derived from the exercise of share options by employees and consultants in the amount of $370,000.

Net cash flow from financing activities in the year ended December 31, 2014 was $2,424,000. The net cash from financing activities in 2014 is mainly from the exercise of share options by employees and consultants in the amount of $3,042,000, offset by repayment of loans to the OCS of $324,000 and costs related to the ADSs offering from 2013 of $294,000, that were paid in 2014.

Net cash flow from financing activities in the year ended December 31, 2013 was $53,048,000. The net cash from financing activities in 2013 is mainly attributable to proceeds from the exercise of warrants and the sale of our ADSs in amount of $53,198,000 and proceeds from the exercise of share options by employees and service providers for the amount of $479,000. The proceeds were offset by repayment of loans to the OCS for the amount of $629,000.

Operating Capital and Capital Expenditure Requirements

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception in 2000, including a net loss of $15.4 million for the year ended December 31, 2015. We anticipate that we will continue to incur substantial net losses for at least the next two years as we expand our sales and marketing capabilities in the spine and brain markets, continue to invest in marketing activities for our Renaissance system in the U.S. and Asian market, continue research and development of existing and future products, and continue development of the corporate infrastructure required to sell and market our products and support operations. We also expect to experience increased cash requirements for inventory to meet increased demand of our Renaissance system. We believe that our current cash, cash equivalents and investment balances, and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements at least for the next 24 months. To the extent our available cash, cash equivalents and investment balances are insufficient to satisfy our operating requirements, we will need to seek additional sources of funds, including selling additional equity, debt or other securities or entering into a credit facility, or modify our current business plan. The sale of additional equity may result in dilution to our current shareholders. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our ordinary shares and could contain covenants that could restrict our operations and ability to issue dividends. We may also require additional capital beyond our currently forecasted amounts. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could materially harm our business and results of operations.

Because of the numerous risks and uncertainties associated with the development of medical devices and the current economic situation, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of our products and successfully deliver commercial products to the market. Our future capital requirements will depend on many factors, including but not limited to the following:

●	the revenue generated by sales of our current and future products;

●	our ability to manage our inventory;

●	the expenses we incur in selling and marketing our products and supporting our growth;

●	the costs and timing of regulatory clearance or approvals for new products or upgrades or changes to our current products;

●	the rate of progress, cost, and success or failure of on-going development activities;

●	the emergence of competing or complementary technological developments;

●	the costs of filing, prosecuting, defending and enforcing any patent or license claims and other intellectual property rights, or participating in litigation related activities;

●	the terms and timing of any collaborative, licensing, or other arrangements that we may establish;

●	the acquisition of businesses, products and technologies; and

●	general economic conditions and interest rates, including the continuing weak conditions

C.	Research and Development, Patents and Licenses, Etc.

Our research and development activities are focused on the development of surgical guidance systems and complementary products in the spine and brain surgical markets.

As of December 31, 2015, our research and development team consisted of 27 people, of which 26 full-time employees engaged in research and development, as well as one part time employee primarily working on our research and development program. In addition, we work with subcontractors for the development and design when needed. We have assembled an experienced team with recognized expertise in robotics, mechanical and electrical engineering, software, control algorithms and systems integration, as well as significant clinical knowledge and expertise.

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

To date, we have received total grants from the OCS of $1,326,000, which amount bore LIBOR interest in the amount of $249,000. In March 2014, we repaid all of our remaining obligations, including interest, to the OCS.

For a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, see “Item 5. Operating and Financial Review and Prospects - A. Operating Results.”

D.	Trend Information

The following is a description of factors that may influence our future results of operations, including significant trends and challenges that we believe are important to an understanding of our business and results of operations.

We generate revenues from: (1) Renaissance system sales; (2) sales of disposable accessories to the Renaissance system; and (3) sales of warranty and maintenance services on the Renaissance system and accessories. The level of our future revenues is hard to predict and depends on many factors which are not in our control. For instance, future revenues from the sale of Renaissance systems may be adversely affected by current general economic conditions and the resulting tightening of hospital budgets, which may cause purchasing decisions to be delayed or our customers to have difficulty securing adequate funding to buy our products. In addition, revenue growth depends on the acceptance of our technology in the market. Sales of our disposable accessories depend on the adoption of our technology by hospitals. We continue to encourage use of the Renaissance system by our U.S. clinical sales team and expect to see growth in our recurring revenues; however, we anticipate that quarterly results will be variable because our sales cycle generally averages nine months, and since we are dependent on hospital purchasing decisions which in turn are affected by quarterly and other variations in the hospital budgeting process.

We sell our products and services in the United States through our direct sales force, and in most other territories, we sell our products using third-party distributors. In 2014 we entered into a distribution agreement in Hong Kong, in 2015 we entered into distribution agreements in Thailand and in 2016 we entered into distribution agreements in Vietnam. Additionally, we currently have existing distribution agreements with distribution partners in China, Japan, South Korea, Taiwan, Italy, Russia, Turkey, Switzerland and Germany. While we plan to continue to expand our indirect sales efforts outside of the United States, we expect that most of our growth over the next two years will be driven by the U.S. market. Our sales in Europe, once the primary market of our sales, decreased materially in the last few years. Considering the current economic situation in Europe, we expect only moderate growth in our activities in this region.

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

E.	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our known contractual obligations and commitments as of December 31, 2015:

(in thousands)	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual Obligations
Premises leasing obligations	$563	$356	$207	$-	$-
Car leasing obligations	$378	$223	$155	$-	$-
Purchase commitments and obligations	$2,468	$2,468	$-	$-	$-
Total	$3,409	$3 ,047	$362	$-	$-

* Undiscounted amounts.

In addition, as of December 31, 2015, our liabilities in respect of long-term employee benefits were approximately $299,000. These liabilities will be paid upon termination of employment of certain employees. Due to the difficulty in determining the timing of payments, these long-term employee benefits obligations are not included in the table above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the names and ages of our directors as of April 28, 2016:

Name	Age	Position

Jonathan Adereth	69	Chairman of the Board of Directors

Ori Hadomi	48	Director and Chief Executive Officer

Gil Bianco	64	External Director

David Schlachet	70	External Director

Sarit Soccary Ben-Yochanan	43	Director

Michael Berman	58	Director

The following table lists the names, ages and positions of our senior management as of April 28, 2016:

Name	Age	Position

Sharon Levita	48	Chief Financial Officer, Secretary

Moshe Shoham	64	Chief Technology Officer

Eliyahu Zehavi	61	Chief Operating Officer

Sandra Adzic	37	Vice President of International Sales

Doron Dinstein	45	Chief Medical Officer

Anat Kaphan	46	Vice President of Product & International Marketing

Christopher Prentice	45	Chief Executive Officer, Mazor Robotics Inc.

Jonathan Adereth, Chairman of the Board of Directors

Mr. Adereth has been serving as the chairman of our board of directors since December 2007. Since May 2009, Mr. Adereth has been serving as the chairman of Medic Vision Imaging Solutions Ltd., an Israeli company in the field of dose reduction in Computed Tomography. From October 2004, Mr. Adereth has been serving as a board member of UltraSPECT Ltd., an Israeli company in the field of dose reduction in Nuclear Medicine. From 1994 to 1998, Mr. Adereth served as the President and Chief Executive Officer of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of CT, MRI and NM systems. Mr. Adereth holds a B.Sc. degree in Physics from the Technion - Israel Institute of Technology.

Gil Bianco, External Director

Mr. Bianco has been serving as an external director since 2007. Mr. Bianco serves as a director of Fischer Pharmaceuticals Ltd., Intec Pharma Ltd., Clear Cut Ltd., Gil Bianco Ltd., and Turquoise GEI Ltd. From 2001 to 2003, he served as chief executive officer of pharmaceutical manufacturer, Agis Industries Ltd., most notably taking part in the company’s listing on the TASE and its global expansion. In the past five years Mr. Bianco had also served as a director of Healor Ltd., Solgel Technologies Ltd., BioCancell Inc., Top Spin Ltd., Kolbar Ltd., BioLineRx Ltd., DPharm Ltd., Optima Ltd., and the Tel Aviv Stock Exchange Ltd. Mr. Bianco holds a B.A. in Economics and Accounting from the Tel-Aviv University, and is a certified public accountant.

David Schlachet, External Director

Mr. Schlachet has been serving as an external director since November 2007. Since 2007, Mr. Schlachet has been serving as a director of Syneron Medical Ltd. (NASDAQ: ELOS), or Syneron, and since April 2014, as a director in BioTime Inc. (NYSEMKT: BTX). In addition, since May 2014, Mr. Schlachet has been serving as a chairman of Taya Investments Ltd., an Israeli public company, and since October 2010, as a director of BioCancell Therapeutics Inc., an Israeli public company and as chairman of CellCure Therapeutics, a privately-owned Israeli company. From 2005 to February 2016, Mr. Schalechet served as a director of Ezchip Semiconductor Ltd. (NASDAQ: EZCH), From November 2008 to November 2012, Mr. Schlachet served as a director of the Tel Aviv Stock Exchange Ltd., as the chairman of the audit committee of the Tel Aviv Stock Exchange Ltd., and as a director and audit committee member of the Tel Aviv Stock Exchange Clearing House Ltd. From November 2005 to May 2007, Mr. Schlachet served as the chief executive officer of Syneron, after having served as its chief financial officer from July 2004 to November 2005. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000, Mr. Schlachet also served as an active chairman of Elite Industries, a coffee confectionary and salty snacks company which is a subsidiary of Strauss Group Ltd. (TASE: STRS). From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. with specialization in finance from Tel-Aviv University.

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

Michael Berman, Director

Mr. Berman has been serving as a director since February 2014. Mr. Berman is a medical device entrepreneur and investor. He is a co-founder of eight medical device companies and is currently an active board member of several health care companies including Inspire-MD, InterValve Inc., BeneChill Inc., PharmaCentra LLC, Endospam Ltd. and Rebiotix Inc. Michael Berman was co-founder and Chairman of BridgePoint Medical from 2005 until 2012 and served as a Director of Lutonix and UltraShape Inc. until 2011. From 1995 to 2000 Mr. Berman was the president of the cardiology business of Boston Scientific. Mr. Berman received his B.Sc. and M.B.A. degrees from Cornell University.

Ori Hadomi, Director and Chief Executive Officer

Mr. Hadomi has been serving as our Chief Executive Officer and a member of our board of directors since January 2003. Prior to joining us, Mr. Hadomi served as the chief financial officer and vice president of business development of Image Navigation Ltd. (formerly known as DenX Medical Software Systems Ltd.). Mr. Hadomi holds a B.A. in chemistry with a minor in economics, as well as a M.Sc. in industrial chemistry and business administration from the Hebrew University, Jerusalem.

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

Professor Moshe Shoham, Chief Technology Officer

Professor Shoham, one of our co-founders, has served as our Chief Technology Officer since 2003. From 2001 to 2011, Professor Shoham served as one of our directors. From 2005 to 2010, Professor Shoham served as the Head of the Center for Manufacturing Systems and Robotics of the Technion-Israel Institute of Technology, or Technion. Since 1990, Professor Shoham has been serving as a faculty member of the Technion, and since 2005, as an endowed Chaired Professor at the Department of Mechanical Engineering of the Technion and also serves as a director at Microbot Medical Ltd. Professor Shoham holds a B.Sc. degree in Aeronautical Engineering, an M.Sc. degree and a Ph.D. in Mechanical Engineering, all degrees from the Technion.

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

Anat Kaphan, Vice President of Product & International Marketing

Mrs. Kaphan has been serving as our Vice President of Product & International Marketing since July 2015. Ms. Kaphan has previously held several product, marketing and business development positions in leading medical device companies, such as from April 2011 to February 2014 at Philips Medical Systems and from December 2001 to April 2011 at Lumenis Ltd. Mrs. Kaphan holds a Bachelor’s degree in Economics and Accounting from Haifa University and an M.B.A in International Marketing from Tel-Aviv University.

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

Arrangements for Election of Directors and Members of Management

Except as required by the agreement with the Oracle Investors, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. Pursuant to the agreement with the Oracle Investors, our board of directors was required to appoint one director on behalf of the Oracle Investors, pursuant to a written notice to be provided by the Oracle Investors within 60 days after the closing of the agreement with the Oracle Investors and subject to the exercise of the Oracle Warrants in full. The Oracle Investors did not exercise this right. In the event that at the time of appointment our board of directors consists of seven members or more, which is not currently the case, the Oracle Investors may appoint one additional director on their behalf to our board of directors. The appointment of any such director by the Oracle Investors shall be in effect only until the first general meeting of our shareholders following such appointment. Thereafter, the appointment of any such director nominated by the Oracle Investors shall be subject to election at the shareholders’ general meeting. If the appointment of such director nominee is not approved by the shareholders’ general meeting, then for as long as the Oracle Investors hold together 10% of our issued and outstanding share capital, they will have the right to appoint an observer to our board of directors. For a description of the agreement with the Oracle Investors, see “Item 10. Additional Information - C. Material Contracts.” To date, the Oracle Investors have not appointed any directors.

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

The following table presents all compensation we incurred for the year ended December 31, 2015, to all persons who served as directors at any time during the year. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period.

Salary and Related Benefits
Directors

Jonathan Adereth	$108,167

Compensation to directors not employed by us	$136,525

All amounts are denominated in NIS and were translated using the rate of NIS 3.8869 to USD 1.00, the average exchange rate reported by the Bank of Israel for 2015.

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

For a description of the terms of our options and option plans, see “Item 6. Directors, Senior Management and Employees - E. Share Ownership” below.

Employment Agreement with Ori Hadomi

In August 2010, our shareholders approved that as of August 2010, our chief executive officer, or the CEO, would relocate to the United States in his position as the chief executive officer of the U.S. Subsidiary. This agreement with the CEO was in effect until August 2013, and could have been extended by mutual consent, and could have been terminated at any time and for any reason (other than in the event of breach of trust) by the CEO or the U.S. Subsidiary with an advance notice of 60 days. Pursuant to his employment agreement and during fiscal year 2012, Mr. Hadomi’s gross annual salary was $150,000 and he was entitled to (1) monthly reimbursement of expenses in the amount of $8,300, and (2) an annual target bonus equivalent to $120,000, out of which $80,000 would be paid in cash and up to $40,000 would be paid in options at a value based on the Black-Scholes option pricing model.

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

On March 31, 2013, our shareholders approved an amendment to the CEO agreement in connection with his relocation back to Israel, based on the recommendation of the compensation committee and the board of directors, as follows: (1) the CEO annual salary, effective January 1, 2013, has been updated to NIS 65,000 (approximately $16,700) per month and (2) a target bonus that will be equivalent to seven months’ base salary, out of which up to six months’ base salary will be paid in cash and one month base salary will be paid in options at a value based on the Black-Scholes option pricing model. The CEO is entitled to an allocation to a manager’s insurance policy equivalent to 13.33% of his gross monthly salary and 7.5% of his gross monthly salary for an education fund. 5% of his gross monthly salary is deducted for the manager’s insurance policy and 2.5% is deducted for the education fund. The CEO is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. Upon termination of the CEO’s employment (other than in the event of breach of trust), the CEO will be entitled to a readjustment payment equal to four months’ base salary from the date that he is no longer employed.

On January 22, 2014, our shareholders approved an amendment to the CEO’s employment agreement so that the re-adjustment payment shall be extended from four monthly payments to six monthly payments in the event that the CEO resigns subsequent to a change of control in the Company and it shall be extended from six monthly payments to nine monthly payments in the event that the CEO is terminated subsequent to a change of control in the Company.

On January 22, 2014, our shareholders approved a bonus to the CEO in the sum of NIS 600,000 (approximately $150,000) following the completion of offering of our ADSs in November 2013.

On July 22, 2014, our shareholders approved an update of the employment agreement of the CEO, so that as of April 1, 2014, the CEO’s monthly fixed salary will be increased to NIS 70,000 (approximately $18,000).

On October 22, 2014, our shareholders approved a grant to the CEO of options that are exercisable into 150,000 Ordinary Shares. The exercise price of these options is NIS 26.62 ($6.66) per share, and their vesting period is over 48 months, of which 75,000 options will become vested on July 31, 2016, and the remaining 75,000 options will vest in quarterly installments of 9,375 options per quarter thereafter.

On October 8, 2015, our shareholders approved a grant to the CEO of options that are exercisable into 60,000 Ordinary Shares. The exercise price of these options is NIS 26.99 ($6.75) per share, and their vesting period is over 48 months, of which 30,000 options will become vested on July 15, 2017, and the remaining 30,000 options will vest in quarterly installments of 3,750 options per quarter thereafter.

Employment Agreement with Eliyahu Zehavi

Mr. Zehavi’s current gross monthly salary is NIS 57,000 (approximately $14,250). During fiscal year 2015 Mr. Zehavi’s gross monthly salary was NIS 52,000 (approximately $13,000). In accordance with his employment agreement, Mr. Zehavi is entitled to an allocation to a manager’s insurance policy equivalent to 13.33% of his gross monthly salary and 7.5% of his gross monthly salary for an education fund. 5% of his gross monthly salary is deducted for the manager’s insurance policy and 2.5% is deducted for the education fund. Mr. Zehavi is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. In addition Mr. Zehavi is entitled to a bonus based on our performance, department performance and personal objectives (as are determined on an annual basis). His target bonus for 2015 was equal to the value of 4 times his gross monthly salary and his target bonus for 2016 is set equal to the value of 4 times his gross monthly salary. His target bonus is set annually based on our business objectives.

In addition, pursuant to his employment agreement, and in accordance with our stock option plans, Mr. Zehavi is also entitled to receive options exercisable into our Ordinary Shares from time to time. As of December 31, 2015, we have granted him options to purchase 674,426 Ordinary Shares in the aggregate, 187,044 of which have vested and are outstanding, and 353,782 of which have been exercised by him. In accordance with our stock option plans, Mr. Zehavi’s options vest over a period of three to four years from the applicable grant date. If we terminate the employment relationship with Mr. Zehavi for cause, all of Mr. Zehavi’s vested and unvested options shall terminate immediately. Upon termination of the employment for any reason (other than cause, death, or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by our compensation committee or the board of directors in accordance with the applicable stock option plan.

Employment Agreement with Sharon Levita

Mrs. Levita’s current gross monthly salary is NIS 55,000 (approximately $13,750). During fiscal year 2015, Mrs. Levita’s gross monthly salary was NIS 50,000 (approximately $12,500). In accordance with her employment agreement, Mrs. Levita is entitled to an allocation to a manager’s insurance policy equivalent to 13.33% of her gross monthly salary and 7.5% of her gross monthly salary for an education fund. 5% of her gross monthly salary is deducted for the manager’s insurance policy and 2.5% is deducted for the education fund. Mrs. Levita is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. In addition, Mrs. Levita is entitled to a bonus based on our performance and personal objectives. Her target bonus for 2015 was equal to the value of 4 times her monthly gross salary. Her target bonus for 2016 is set equal to the value of 4 times her monthly gross salary. Her target bonus is set annually based on our business objectives.

In addition, pursuant to her employment agreement, and in accordance with our stock option plans, Mrs. Levita is also entitled to receive options exercisable into our Ordinary Shares from time to time. As of December 31, 2015, we have granted her options to purchase 405,600 Ordinary Shares in the aggregate, 80,000 of which have vested and are outstanding, and 192,000 of which have been exercised by her. In accordance with our stock option plans, Mrs. Levita’s options vest over a period between three to four years from the applicable grant date. If we terminate the employment relationship with Mrs. Levita for cause, all of Mrs. Levita’s vested and unvested options shall terminate immediately. Upon termination of employment for any reason (other than cause, death, or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by our compensation committee or the board of directors in accordance with the applicable stock option plan.

Employment Offer with Christopher Prentice

As of September 17, 2014, and in accordance with the resolution of the board of directors of the U.S. Subsidiary, Mr. Prentice serves as the Chief Executive Officer of our U.S. Subsidiary, Mazor Robotics Inc. Mr. Prentice’s current annual salary is $275,000 and he is entitled to customary social benefits (e.g., health insurance, vacation days, and 401(k) plan participation). During fiscal year 2015, Mr. Prentice’s annual salary was $250,000. Mr. Prentice will be entitled to 2 months of salary, in case of resignation, and 3 months in case of termination by the Company (other than for cause or breach of fiduciary duties). In addition, Mr. Prentice is entitled to a bonus based on our performance and personal objectives. His target bonus for 2015 was set at $100,000 and the target bonus for 2016 is set at $100,000. His target bonus is set annually based on our business objectives.

In addition, pursuant to his employment agreement, and in accordance with our stock option plans, Mr. Prentice is also entitled to receive options exercisable into our Ordinary Shares from time to time. As of December 31, 2015, we have granted Mr. Prentice options to purchase 398,500 ordinary shares in the aggregate, 142,500 of which have vested and are outstanding. In accordance with our stock option plans, Mr. Prentice’ options vest over a period of three to four years from the applicable grant date. If we terminate the employment relationship with Mr. Prentice for cause, all of Mr. Prentice’ vested and unvested options shall terminate immediately. Upon termination of employment for any reason (other than cause, death, or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by our compensation committee or the board of directors in accordance with the applicable stock option plan.

Prior to September 2014, Mr. Prentice held a position of Senior Vice President, America & Global Marketing. His compensation package included an annual salary of $207,500, and he was entitled to a bonus based on our performance and personal objectives.

Employment Agreement with Sandra Adzic

Mrs. Adzic’s current gross monthly salary is NIS 39,100 (approximately $9,775). During fiscal year 2015, Mrs. Adzic’s gross monthly salary was NIS 34,000 (approximately $8,500). In accordance with her employment agreement, Mrs. Adzic is entitled to an allocation to a manager’s insurance policy equivalent to 13.33% of her gross monthly salary and 7.5% of her gross monthly salary for an education fund. 5% of her gross monthly salary is deducted for the manager’s insurance policy and 2.5% is deducted for the education fund. Mrs. Adzic is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. In addition Mrs. Adzic is entitled to a sales commission based on our sales in Europe and Asia-Pacific regions. The sales targets and commission is updated on an annual basis per our business objectives.

In addition, pursuant to her employment agreement, and in accordance with our stock option plans, Mrs. Adzic is also entitled to receive options exercisable into our Ordinary Shares from time to time. As of December 31, 2015, we have granted her options to purchase 168,500 Ordinary Shares in the aggregate, 15,000 of which have vested. In accordance with our stock option plans, Mrs. Adzic’s options vest over a period of three to four years from the applicable grant date. If we terminate the employment relationship with Mrs. Adzic for cause, all of Mrs. Adzic’s vested and unvested options shall terminate immediately. Upon termination of the employment for any reason (other than cause, death, or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by our compensation committee or the board of directors in accordance with the applicable stock option plan.

Annual compensation

The following table presents all compensation we incurred for the year ended December 31, 2015 to the five highest paid officers in U.S. dollars. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period:

	Annual Compensation
Executive Officer	Salary and Related Benefits		Retirement and Other Similar Benefits	Long Term Compensation Share Based Compensation*	Total

Christopher Prentice	$362,786	(1)	$8,610	$389,864	$761,260

Ori Hadomi	$384,525	(1)	$5,674	$180,650	$570,849

Eliyahu Zehavi	$272,537	(1)	$14,965	$151,800	$439,302

Sharon Levita	$263,633	(1)	$12,169	$152,601	$428,403

Sandra Adzic	$174,042	(1)	$3,873	$134,279	$312,194

Amounts denominated in NIS were translated using the rate of NIS 3.8869 to USD 1.00, the average exchange rate reported by the Bank of Israel for 2015.

(*)
The fair value of share options granted to employees, directors and service providers is measured using the binomial model. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the historical volatility), the expected life span of the options, and the risk-free interest rate (based on government debentures). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(1)	Includes base salary, social benefits, bonus or commission, and car allowances.

C.            Board Practices

Introduction

Our board of directors presently consists of six members, including two external directors, as required to be appointed under the Companies Law. Our articles of association provide that the number of board of directors’ members (including external directors) shall be set by the general meeting of the shareholders provided that it will consist of not less than five and not more than nine members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them; provided, however, that if the terms of employment are not in compliance with our compensation policy, the terms of employment may only be approved by the board of directors’ compensation committee and by the board of directors for special reasons to be noted, and with regards to our Chief Executive Officer the terms of employment shall also require the shareholders' approval. If the terms of employment are immaterially non-compliant with our Chief Executive Officer’s compensation arrangement and are in compliance with our compensation policy, the approval of the compensation committee is sufficient.

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

(i)
his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and such external director is not an interested shareholder or a competitor or relative of such shareholder, at the time of appointment, and is not affiliated with or related to an interested shareholder or competitor, at the time of appointment or the two years prior to the date of appointment.

“Interested shareholder or a competitor “ – a shareholder who recommended the appointment for each such additional term or a substantial shareholder, if at the time of appointment, it, its controlling shareholder or a company controlled by any of them, has business relations with the company or any of them are competitors of the company.; or

(ii)
his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above).

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

An “unaffiliated director” is defined under the Companies Law as an external director or a director who meets the following conditions: (1) satisfies the conditions for appointment as an external director (as described above) except for (a) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (b) the requirement for accounting and financial expertise or professional qualifications and the audit committee has determined that such conditions have been met and (2) he or she has not served as a director of the company for more than nine consecutive years, with any interruption of up to two years in his or her service not being deemed a disruption in the continuity of such service. In companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel the term of nine years may be extended by the audit committee and by the board of directors in increments up to three years, provided that the audit committee and thereafter the board of directors have approved that in light of such director’s expertise and special contribution to the work of board of directors and its committees, the appointment to another term is for the good of the company. On September 3, 2015, our audit committee and board of directors approved that in light of Mrs. Soccary Ben-Yochanan’s knowledge and experience with financial reporting and the medical device industry, as well as her unique contribution to our board of directors and its committees, her appointment to another term as an unaffiliated director is s in the best interest of the Company, and proposed her re-election to the general meeting held on October 8, 2015.

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

(iv)
determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “Approval of Related Party Transactions under Israeli law”);

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

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

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

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulation applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting.

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

We currently have directors’ and officers’ liability insurance providing total coverage of $30 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $80,000, which expires July 26, 2016. This insurance policy was updated in July 2014 and our coverage was increased from $17.5 million following the listing of the ADSs on the NASDAQ Capital Market to include additional coverage for our officers and directors.

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

The following table sets forth certain data concerning our workforce (excluding temporary employees), as of the end of each of the last three fiscal years:

	As of December 31,
	2015	2014	2013
Numbers of employees by category of activity
Management and administrative	24	21	16
Research and development	27	26	22
Operations	17	16	12
Sales and marketing	86	78	63
Total workforce	154	141	113
Numbers of employees by geographic location
Israel	75	67	57
United States	79	74	56
Total workforce	154	141	113

During the years covered by the above table, we did not employ a significant number of temporary employees.

The increase in the size of our workforce in 2015, 2014 and 2013 was primarily the result of the expansion of our sales, marketing and service activities in the United States, expansion of our Research and Development department and an increase in headcount in the finance department in Israel to support our growth.

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

The following table lists as of April 28, 2016, the number of our shares owned, and stock options held, by each of our directors, our CEO and others members of our senior management as a group:

	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class(2)

Directors

Jonathan Adereth (3)	106,668	*

Ori Hadomi (4)	248,286	*

Gil Bianco (5)	23,500	*

David Schlachet (6)	23,500	*

Sarit Soccary Ben-Yochanan (7)	36,700	*

Michael Berman (8)	31,500	*

Executive Officers

Sharon Levita (9)	106,632	*

Moshe Shoham (10)	506,689	1.19%

Eliyahu Zehavi (11)	187,044	*

Sandra Adzic (12)	15,000	*

Doron Dinstein (13)	110,000	*

Anat Kaphan (14)	-	-

Christopher Prentice (15)	150,400	*

All directors and executive officers as a group (13 persons)	1,545,919	3.62%

*	Less than 1%.

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

(2)
The percentages shown are based on 42,514,698 ordinary shares issued and outstanding as of April 28, 2016 plus ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Consists of 106,668 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2016. The exercise price of these options ranges between NIS 12.4 ($3.10) and NIS 32.46 ($8.12) per share, and the options expire between January 2018 and November 2020. Does not include 13,332 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2016. The exercise price of these options is NIS 32.46 ($8.12) and the options expire in November 2020.

(4)
Includes 74,229 shares and 174,057 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2016. The exercise price of these options ranges between NIS 4.521 ($1.13) and NIS 17.16 ($4.29) per share. These options expire between March 2018 and May 2020. Does not include 210,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2016. The exercise price of these options ranges between NIS 26.62 ($6.66) and NIS 26.99 ($6.75) per share, and the options expire between July 2012 and August 2021.

(5)
Consists of 23,500 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2016. The exercise price of these options is NIS 27.67 ($6.92) and the options expire in July 2021. Does not include 16,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2016. The exercise price of these options is NIS 27.67 ($6.92) per share, and the options expire in July 2021.

(6)
Consists of 23,500 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2016. The exercise price of these options is NIS 27.67 ($6.92) and the options expire in July 2021. Does not include 16,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2016. The exercise price of these options is NIS 27.67 ($6.92) per share, and the options expire in July 2021.

(7)
Consists of 36,700 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2016. The exercise price of these options ranges between NIS 4.52 ($1.13) and NIS 27.67 ($6.92) and the options expire in July 2021. Does not include 16,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2016. The exercise price of these options is NIS 27.67 ($6.92) per share. These options expire between December 2019 and July 2021.

(8)
Includes 8,000 shares and 23,500 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2016. The exercise price of these options is NIS 27.67 ($6.92) and the options expire in July 2021. Does not include 16,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2016. The exercise price of these options is NIS 27.67 ($6.92) per share, and the options expire in July 2021.

(9)
Includes 26,632 shares and includes 80,000 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2016. The exercise price of these options ranges between NIS 4.521 ($1.13) and NIS 9.64 ($2.41) and the options expire between December 2017 and August 2019. Does not include 133,600 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2016. The exercise price of these options ranges between NIS 26.62 ($6.66) and NIS 26.99 ($6.75) and the options expire between July 2021 and July 2022.

(10)
Includes 373,689 shares and 133,000 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2016, of which: (a) 33,000 options have an exercise price of $2.73 per share and (b) 100,000 options have an exercise price of NIS 4.521 ($1.13) per share. The options expire between May 2017 and August 2019. Does not include 87,300 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2016. The exercise price of these options ranges between NIS 26.62 ($6.66) and NIS 26.99 ($6.75) and the options expire between July 2021 and July 2022.

(11)
Includes 187,044 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2016. The exercise price of these options ranges between NIS 4.521 ($1.13) and NIS 10.00 ($2.50) per share. These options expire between December 2017 and August 2019. Does not include 133,600 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2016. The exercise price of these options ranges between NIS 26.62 ($6.66) and NIS 26.99 ($6.75) and the options expire between July 2021 and July 2022.

(12)
Includes of 15,000 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2016. The exercise price of these options is NIS 4.099 ($1.02) per share, and the options expire in July 2019. Does not include 153,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2016. The exercise price of these options ranges between NIS 22.90 ($5.73) and NIS 26.99 ($6.75) and the options expire between July 2021 and January 2022.

(13)
Includes 110,000 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2016, these options have an exercise price that ranges between NIS 8.29 ($2.07) and 9.64 NIS ($2.41) per share. These options expire between December 2017 and February 2020. Does not include 81,200 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2016. The exercise price of these options ranges between NIS 26.62 ($6.66) and NIS 26.99 ($6.75) per share, and the options expire between December 2019 and July 2022

(14)
Does not include 125,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2016. The exercise price of these options is NIS 26.99 ($6.75) and expire in July 2022.

(15)
Consists of 2,900 shares and 147,500 ordinary shares issuable upon exercise of outstanding options within 60 days of April 28, 2015. The exercise price of these options ranges between NIS 4.521 ($1.13) and NIS 26.86 ($6.72) per share, and the options expire between August 2019 and October 2020. Does not include 251,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 28, 2016. The exercise price of these options ranges between NIS 24.71 ($6.18) and NIS 26.99 ($6.75) per share, and the options expire between July 2020 and July 2022.

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

2003 Stock Option Plan

In July 2003, we adopted our 2003 Share Option Plan, or the 2003 Plan, which expired in November 2010. Accordingly no further grants may be made under the 2003 Plan, although any existing awards continue in full force in accordance with the terms under which they were granted. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan. As of December 31, 2015, there were 296,594 ordinary shares issuable upon the exercise of outstanding options under the 2003 Plan.

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

2011 Share Option Plan

In May 2011, our board of directors approved and adopted our 2011 Share Option Plan, or the 2011 Plan, which expires in June 2021. As of December 31, 2015, the number of shares reserved for the exercise of options granted under the plan is 6,262,529. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. The 2011 Plan provides for the grant of awards consisting of stock options. As of December 31, 2015, there were 5,235,029 ordinary shares issuable upon the exercise of outstanding options under the 2011 Plan.

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

The following table presents certain option data information for the above-described plans as of December 31, 2015:

Plan	Total Ordinary Shares Reserved for Option Grants	Aggregate Number of Options Exercised	Shares Available for Future Grants	Aggregate Number of Options Outstanding	Weighted Average Exercise Price of Options

2003 plan	3,000,000	1,616,867	—	296,594	$2.32
2011 plan	6,262,529	612,080	410,422	5,235,029	$5.61
	9,262,529	2,228,947	410,422	5,531,623	$5.43

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Ownership by Major Shareholders

The following table presents as of April 28, 2016 (unless otherwise noted below) the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our Major Shareholders). The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

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

Name	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class(2)
Larry Feinberg (3)	5,721,672	13.46%

Jack Schuler (4)	2,811,615	6.61%

Migdal Insurance & Financial Holdings LTD (5)	3,030,413	7.13%

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

(2)	The percentages shown are based on 42,514,698 ordinary shares issued and outstanding as of April 28, 2016.

(3)
Based solely on a Schedule 13D/A filed with the SEC on January 27, 2016, and which reflects holdings as of January 22, 2016. Mr. Feinberg may be deemed to beneficially own 5,721,672 ordinary shares due to his relationship with Oracle Associates, LLC, Oracle Partners, LP, Oracle Institutional Partners, LP, Oracle Ten Master, LP, Oracle Investment Management, Inc., Oracle Investment Management, Inc. Employees’ Retirement Plan and The Feinberg Family Foundation. See “Item 10. Additional Information – C. Material Contracts,” for more details on these ordinary shares.

(4)	Based solely on data held by the Company at the date of issuing Mr. Schuler ordinary shares.

(5)	Based solely on a Schedule 13G filed with the SEC on February 10, 2016, and which reflects holdings as of December 31, 2015.

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

For a detailed description of the Oracle Agreement, see “Item 10. Additional Information – C. Material Contracts.”

Record Holders

Based upon a review of the information provided to us by TASE, as of February 29, 2016, there were 6,432 holders of record of our ordinary shares, of which 56 record holders holding 24,565,591 shares, or approximately 57.8%, of our outstanding shares had registered addresses in the United States and there was one holder of record of the ADSs. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions

In August 2012, we entered into the Oracle Agreement with the Oracle Investors. The Oracle Investors owned 22.8% of our outstanding ordinary shares as of that date. For a description of the Oracle Agreement, including the securities issued to the Oracle Investors and the rights conferred upon the Oracle Investors, see “Item 10. Additional Information - C. Material Contracts.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.                  FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Export Sales

The following table presents total export sales for each of the fiscal years indicated (in thousands):

	For the year ended December 31,
	2015	2014	2013
Total export sales*	$25,859	$20,766	$19,597
as a percentage of total revenues	99%	98%	98%

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

	NIS Price Per Ordinary Share		U.S.$ Price Per Ordinary Share
	High	Low	High	Low

Annual:

2016 (through April 28, 2016)	23.69	16.88	6.26	4.34
2015	28.21	16.40	7.38	4.25
2014	44.92	18.66	12.87	4.83
2013	40.10	8.28	11.26	2.21
2012	9.00	3.46	2.38	0.88
2011	10.80	2.82	2.99	0.76

Quarterly:

Second Quarter 2016 (through April 28, 2016)	23.69	21.57	6.26	5.73
First Quarter 2016	23.14	16.88	6.05	4.34
Fourth Quarter 2015	23.80	16.40	6.17	4.25
Third Quarter 2015	28.21	21.30	7.38	5.43
Second Quarter 2015	26.99	21.67	7.16	5.50
First Quarter 2015	25.48	20.06	6.40	5.06
Fourth Quarter 2014	29.40	18.66	7.53	4.83
Third Quarter 2014	30.95	21.22	9.03	5.74
Second Quarter 2014	37.91	28.20	10.91	8.19
First Quarter 2014	44.92	34.54	12.87	9.95

Most Recent Six Months:

April 2016 (through April 28, 2016)	23.69	21.57	6.26	5.73
March 2016	22.80	18.98	6.05	4.86
February 2016	20.35	16.88	5.13	4.34
January 2016	23.14	19.87	5.89	5.08
December 2015	20.26	16.40	5.21	4.25
November 2015	20.91	18.97	5.39	4.88

PRICE RANGE OF OUR ADSs

The ADSs have been trading under the symbol “MZOR” on the NASDAQ Capital Market since May 2013 and the NASDAQ Global Market since January 16, 2014.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the ADSs on NASDAQ in U.S. dollars.

	U.S.$ Price Per ADSs
	High	Low

Annual:
2016 (through April 28, 2016)	13.19	8.79
2015	14.90	8.86
2014	25.34	9.90
2013 (since May 28, 2013)	21.85	10.40

Quarterly:
Second Quarter 2016 (through April 28, 2016)	13.19	11.35
First Quarter 2016	11.42	8.79
Fourth Quarter 2015	12.08	8.86
Third Quarter 2015	14.90	10.66
Second Quarter 2015	14.72	11.23
First Quarter 2015	12.74	10.16
Fourth Quarter 2014	14.61	9.90
Third Quarter 2014	18.12	11.36
Second Quarter 2014	21.94	16.36
First Quarter 2014	25.34	20.44

Most Recent Six Months:
April 2016 (through April 28, 2016)	13.19	11.35
March 2016	12.72	9.67
February 2016	10.35	8.79
January 2016	11.42	10.17
December 2015	10.42	8.86
November 2015	10.71	9.81

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are listed and traded on the TASE. Our ADSs are traded on the NASDAQ Global Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.               ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

This information is incorporated by reference into this annual report on Form 20-F from our registration statement on Form F-1 filed with the SEC on October 18, 2013.

C.	Material Contracts

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4. Information on the Company - A. History and Development of the Company” above, “Item 4. Information on the Company - B. Business Overview” above, or “Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders” above.

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

See additional information regarding a right to have representation on our board of directors under “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management - Arrangements for Election of Directors and Members of Management.” The Oracle Agreement was filed as Exhibit 4.4 to our registration statement on Form 20-F filed with the SEC on May 10, 2013.

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

Corporate tax rate

Israeli companies are generally subject to corporate tax. In 2015 and 2014, the corporate tax rate is 26.5% of their taxable income. However, the effective tax rate payable by a company that derives income from a “Beneficiary Enterprise”, as discussed further below, may be considerably less. Capital gains derived by an Israeli company are subject to tax rate of 26.5%.

On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the corporate tax rate and the capital gain tax rate from 26.5% to 25%.

Current taxes for the reported periods are calculated according to the tax rates presented above.

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

In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel and certain tax benefits under the “Grant Track” or an alternative package of tax benefits under the "Alternative Track". The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Income derived from activity that is not approved by the Investment Center or not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

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

If a company elects the Alternative Track and distributes a dividend, it will be required to recapture the deferred corporate income tax applicable to the gross amount of distributed dividend that is derived from the portion of the company’s facilities that has been granted Approved Enterprise status during the tax exemption period at the applicable rate of 10%-25%. In addition, dividends paid out of income attributed to an Approved Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

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

Tax Benefits Subsequent to the 2005 Amendment. The 2005 Amendment changed certain provisions of the Investment Law. As a result of the 2005 Amendment, a company was no longer obliged to obtain Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Track, and therefore generally there was no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking cash grants). Rather, we may claim the tax benefits offered by the Investment Law directly in our tax returns by notifying the Israeli Tax Authority within 12 months after the end of that year, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding its eligibility for benefits under the 2005 Amendment.

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from sales to territories with over 14 million inhabitants and meet additional criteria stipulate in the amendment. This is referred to as a “Beneficiary Enterprise”. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to its Beneficiary Enterprise.

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (however, if afterward distributed to individuals or non-Israeli companies a withholding of 20% or such lower rate as may be provided in an applicable tax treaty, will apply).

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

Medical Devices Excise Tax

The Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 imposes significant new taxes on medical device makers in the form of a 2.3% excise tax on U.S. medical device sales, with certain exemptions, beginning in January 2013. In the fiscal year 2015 we paid, or accrued an excise tax fee in the amount of $308,000, which is included within sales and marketing expense, net in our Consolidated Statement of Profit or Loss. The Consolidated Appropriations Act, 2016, signed into law on December 18, 2015, includes a two year suspension on the medical device excise tax. Thus, the medical device excise tax does not apply to the sale of a taxable medical device by the manufacturer, producer, or importer of the device during the period beginning on January 1, 2016, and ending on December 31, 2017. However, there is no guarantee that the excise tax will continue to be suspended by congressional action after this two-year period ends, and absent further congressional action, the excise tax will be reinstated for medical device sales beginning January 1, 2018.

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

Due to the fact that exchange rates between the U.S. dollar and the NIS (as well as between the U.S. dollar and other currencies) fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. We engage in short-term currency hedging activities in order to reduce some of this currency exposure. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

As of December 31, 2015, we have open currency hedging transactions in the amount of 4,000,000 NIS (approximately $1,029,000). All transactions were settled in the first quarter of 2016.We will continue to monitor exposure to currency fluctuations. Instruments that may be used to hedge future risks may include foreign currency forward, options and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against foreign currency fluctuations.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollar, mainly in NIS and Euros. Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.

The tables below provide information as of December 31, 2015 regarding our foreign currency-denominated monetary assets and liabilities.

Foreign currency denominated monetary assets and liabilities.

Position as of December 31, 2015:

Total as of December 31, 2015
(U.S. $ in thousands)
Current Assets:
Shekels	2,669
Euros	753
Total	3,422

Long term Assets:
Shekels	73
Total	73

Current Liabilities:
Shekels	2,585
Euros	192
Total	2,777

Long term Liabilities:
Shekels	-
Total	-

ITEM 12.                DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Fees and Expenses

The following table shows the fees and expenses that a holder of our ADSs may have to pay, either directly or indirectly:

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

	●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.05 (or less) per ADS.	●	Any cash distribution to ADS holders.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders.

$.05 (or less) per ADSs per calendar year.	●	Depositary services.

Registration or transfer fees.	●	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

Expenses of the depositary.	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement).

	●	Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes.	●	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities.	●	As necessary.

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

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Based principally on the framework in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. Management reviewed the results of its assessment with our Audit Committee.

(c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has not been audited by our registered public accounting firm due to an exemption for emerging growth companies provided in the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2015, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The board of directors has determined that Gil Bianco, David Schlachet and Sarit Soccary Ben-Yochanan are the financial experts serving on our audit committee and that these individuals are independent as that term "audit committee financial expert" is defined under the rules under the Exchange Act, and are independent in accordance with applicable Exchange Act rules and the NASDAQ Stock Market rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of business conduct and ethics applicable to our employees in all locations. The code of business conduct and ethics is available on our website, www.mazorrobotics.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following fees were billed by Somekh Chaikin, a member firm of KPMG International, and affiliated firms, for professional services rendered thereby for the years ended December 31, 2015 and 2014:

	2015	2014
	(In Thousands)

Audit Fees (1)	$171	$179
Audit-Related Fees (2)	$5	$25
Tax Fees (3)	$13	$8
All Other Fees	$-	$-
Total	$189	$212

(1)	Includes audit fee for registration statements and related prospectuses.

(2)
Includes fees for professional services rendered in connection with the audit of the Company's annual consolidated financial statements, reviews of interim financial statements and other services provided in connection with statutory or regulatory filings.

(3)	Includes fees for professional services rendered by our auditors for tax compliance and tax advice on actual or contemplated transactions.

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

●
Quorum. While the Listing Rules of the NASDAQ Stock Market require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33% (1/3) of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

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

●
Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with NASDAQ Listing Rule 5635. In particular, under this NASDAQ rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholders’ approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law - Disclosure of personal interests of controlling shareholders”, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require the special approval described above, under “Approval of Related Party Transactions under Israeli Law - Disclosure of personal interests of controlling shareholders”. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

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

MAZOR ROBOTICS LTD.

CONSOLIDATED
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015

Mazor Robotics Ltd.

Consolidated Financial Statements as of December 31, 2015

Contents

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Financial Position	F-3 - F-4

Consolidated Statements of Profit or Loss	F-5

Consolidated Statements of Changes in Equity	F-6 - F-7

Consolidated Statements of Cash Flows	F-8

Notes to the Consolidated Financial Statements	F-9 - F-44

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Mazor Robotics Ltd.

We have audited the accompanying consolidated statements of financial position of Mazor Robotics Ltd. (hereinafter - “the Company”) and its subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of profit or loss, changes in equity and cash flows, for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
May 2, 2016

Mazor Robotics Ltd.
Consolidated Statements of Financial Position as of December 31

		2015	2014
	Note	USD thousands	USD thousands
Assets

Cash and cash equivalents	4	13,519	22,255
Short-term investments	5	21,687	24,507
Trade receivables		5,002	2,797
Other current assets	6	1,420	1,110
Inventory	7	2,777	3,050

Total current assets		44,405	53,719

Prepaid lease fees	13B	73	79
Long-term investments	5	5,023	5,473
Property and equipment, net	8	1,432	1,257
Deferred tax asset	12	37	158

Total non-current assets		6,565	6,967

Total assets		50,970	60,686

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.
Consolidated Statements of Financial Position as of December 31

		2015	2014
	Note	USD thousands	USD thousands
Liabilities

Trade payables		2,219	1,689
Other current liabilities	10	6,052	4,452

Total current liabilities		8,271	6,141

Non-current liabilities - Employee benefits	11	299	278

Total liabilities		8,570	6,419

Equity	22
Share capital		110	110
Share premium		136,107	135,182
Amounts allocated to share options		77	77
Capital reserve for share-based payment transactions		7,179	4,586
Foreign currency translation reserve		2,119	2,119
Accumulated loss		(103,192)	(87,807)

Total equity		42,400	54,267

Total liabilities and equity		50,970	60,686

/s/ Jonathan Adereth	/s/ Ori Hadomi	/s/ Sharon Levita
Chairman of the Board of Directors	CEO	CFO

Date of approval of the financial statements: May 2, 2016.

The accompanying notes are an integral part of these consolidated financial statements.

 Mazor Robotics Ltd.
Consolidated Statements of Profit or Loss

		Year ended December 31,
		2015	2014	2013
	Note	USD thousands	USD thousands	USD thousands
Revenues	14	26,096	21,208	19,983
Cost of sales	16	5,827	4,396	4,280

Gross profit		20,269	16,812	15,703

Research and development expenses	17	6,324	5,776	4,174
Selling and marketing expenses	18	24,947	21,352	15,692
General and administrative expenses	19	4,305	4,392	2,766

Operating loss		(15,307)	(14,708)	(6,929)

Financing income	20	272	134	214
Financing expenses	20	(137)	(553)	(13,647)

Financing income (expenses), net		135	(419)	(13,433)

Loss before taxes on income		(15,172)	(15,127)	(20,362)

Taxes on income	13	213	145	167

Loss for the year		(15,385)	(15,272)	(20,529)

Loss per share

Basic and diluted loss per share (in USD)	24	(0.36)	(0.37)	(0.57)

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.
Consolidated Statements of Changes in Equity

				Capital
			Amounts	reserve for	Foreign
			allocated	share-based	currency
	Share	Share	to share	payment	translation	Accumulated	Total
	Capital	premium	options	transactions	reserve	loss	Equity
	USD thousands
For the year ended
December 31, 2015

Balance as of
January 1, 2015	110	135,182	77	4,586	2,119	(87,807)	54,267
Loss for the year	-	-	-	-	-	(15,385)	(15,385)
Exercise of share options	*) -	904	-	(477)	-	-	427
Expiration of share options	-	21	-	(21)	-	-	-
Share-based payments	-	-	-	3,091	-	-	3,091
Balance as of
December 31, 2015	110	136,107	77	7,179	2,119	(103,192)	42,400

For the year ended
December 31, 2014

Balance as of
January 1, 2014	106	130,472	77	3,854	2,119	(72,535)	64,093
Loss for the year	-	-	-	-	-	(15,272)	(15,272)
Exercise of share options	4	4,635	-	(1,350)	-	-	3,289
Expiration of share options	-	75	-	(75)	-	-	-
Share-based payments	-	-	-	2,157	-	-	2,157
Balance as of
December 31, 2014	110	135,182	77	4,586	2,119	(87,807)	54,267

*) Represents an amount less than USD 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

 Mazor Robotics Ltd.

Consolidated Statements of Changes in Equity (cont'd)

				Capital
			Amounts	reserve for	Foreign
			allocated	share-based	currency
	Share	Share	to share	payment	translation	Accumulated	Total
	Capital	premium	options	transactions	reserve	loss	Equity
	USD thousands
For the year ended
December 31, 2013

Balance as of
January 1, 2013	73	58,910	554	3,170	2,119	(52,006)	12,820
Loss for the year	-	-	-	-	-	(20,529)	(20,529)
Issuance of shares(1)	16	42,604	-	-	-	-	42,620
Classification of derivative
liability on account of warrants
to equity(2)	-	-	17,500	-	-	-	17,500
Exercise of share options	17	28,948	(17,977)	(325)	-	-	10,663
Expiration of share options	-	10	-	(10)	-	-	-
Share-based payments	-	-	-	1,019	-	-	1,019
Balance as of
December 31, 2013	106	130,472	77	3,854	2,119	(72,535)	64,093

(1)	See note 22C(3).
(2)	See note 22C(2).

The accompanying notes are an integral part of these consolidated financial statements.

 Mazor Robotics Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

	2015	2014	2013
	USD thousands	USD thousands	USD thousands
Cash flows from operating activities
Loss for the year	(15,385)	(15,272)	(20,529)
Adjustments:
Depreciation and amortization	527	540	611
Financing expenses (income), net	(207)	278	13,400
Share-based payments	3,091	2,157	1,019
Income tax expense	213	145	167
	3,624	3,120	15,197

Change in inventory	273	(980)	(1,223)
Change in trade and other accounts receivable	(2,408)	(1,296)	(899)
Change in prepaid lease fees	6	(1)	(14)
Change in trade and other accounts payable	2,217	138	2,254
Change in employee benefits	21	(33)	112
	109	(2,172)	230

Interest received	194	85	78
Income tax paid	(114)	(51)	(26)
	80	34	52

Net cash used in operating activities	(11,572)	(14,290)	(5,050)

Cash flows from investing activities
Proceeds from (investment in) short-term
investments, net	9,816	22,271	(40,820)
Investment in long-term investments	(7,538)	(7,237)	-
Proceeds from sale of long-term investments	992	-	-
Acquisition of property and equipment	(702)	(503)	(272)

Net cash provided by (used in) investing activities	2,568	14,531	(41,092)

Cash flows from financing activities
Proceeds from warrants and shares issue, net	-	-	53,198
Issuance expenses	-	(294)	-
Proceeds from exercise of share options by
employees and service providers	370	3,042	479
Repayment of loans to the Chief Scientist	-	(324)	(629)

Net cash provided by financing activities	370	2,424	53,048

Net (decrease) increase in cash and cash equivalents	(8,634)	2,665	6,906

Cash and cash equivalents at the beginning of the year	22,255	19,803	12,797
Effect of exchange rate differences on
cash and cash equivalents	(102)	(213)	100

Cash and cash equivalents at the end of the year	13,519	22,255	19,803

Supplementary cash flows information:
Transfer of inventory to property and equipment	-	410	67

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

A.
Mazor Robotics Ltd. (the “Company”) is an Israeli company incorporated in Israel. The address of the Company’s registered office is 7 HaEeshel St., Caesarea Industrial Park, Caesarea, Israel. These consolidated financial statements as of and for the year ended December 31, 2015 comprise the Company and its wholly owned subsidiaries incorporated in the United States (U.S.) and Singapore,  Mazor Robotics Inc. and Mazor Robotics Pte Ltd., respectively (together referred to as the “Group”). The Group is a leading innovator in spine surgery and has pioneered surgical guidance systems and complementary products in the spine and brain surgical markets that provide a safer surgical environment for patients, surgeons and operating room staff.  The Group engages in the development, production and marketing of innovative medical devices for supporting surgical procedures in the field of orthopedics and neurosurgery. The Group operates in the field of image guided surgery (also known as computer assisted surgery) that enables the use of surgical instruments with high precision and minimal invasiveness and that simplifies complex surgical procedures. Since August 2007, the ordinary shares of the Company have been registered for trade on the Tel Aviv Stock Exchange. On May 28, 2013, the Company’s American Depositary Shares ("ADSs"), each of which represents 2 ordinary shares of the Company, represented by American Depositary Receipts ("ADRs"), were registered for trade on the  NASDAQ Capital Market and are currently traded on the NASDAQ Global Market (see Note 22(C)(3)).

B.	Definitions

In these financial statements -

(1)	International Financial Reporting Standards ("IFRS") - Standards and interpretations as issued by the International Accounting Standards Board ("IASB").

(2)	The Company - Mazor Robotics Ltd.

(3)	The Group - Mazor Robotics Ltd. and its subsidiaries.

(4)	Subsidiary - A company, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

(5)	Related party - Within its meaning in IAS 24 (2009), “Related Party Disclosures”.

(6)	CPI - The Consumer Price Index as published by the Israeli Central Bureau of Statistics.

(7)	OCS - Office of the Chief Scientist of the Israeli Ministry of Economy.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on May 2, 2016.

B.	Reporting and functional currency

These consolidated financial statements are presented in US dollars ("USD"), which is the Company’s functional currency as of the date of these consolidated financial statements.

C.	Basis of measurement

The financial statements have been prepared on the historical cost basis except for certain investments and derivative instruments measured at fair value through profit or loss, inventory (measured at the lower of cost or net realizable value), deferred tax assets and liabilities and assets and liabilities for employee benefits. For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

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

Fair value measurement of Warrants convertible into a variable number of Company's shares

During 2012, the Company entered into an investment agreement as described in Note 22(C)(2), according to which investors were issued warrants convertible into a variable number of the Company's shares, thereby representing a financial liability that is a derivative instrument. This liability is measured at fair value using standard valuation technique for this type of instrument ("Monte Carlo model") on the basis of observable inputs (such as the price of the Company's shares and the NIS/USD exchange rate) and the following unobservable inputs: expected volatility, correlation between the share price and the change in the exchange rate, risk-free interest rate, expected life and the probability that mandatory exercise will occur.

Changes in the financial inputs underlying the model and/or in the valuation technique could have caused significant changes in the fair value of said liability and could have a material effect upon the valuation results, and thus, on the financial statements. As fully described in Note 22(C), as of May 28, 2013 the derivative instrument was reclassified to equity and is no longer measured at fair value.

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

Recognition of deferred tax assets in respect of tax losses - Management of the Company evaluates whether it is probable that in the foreseeable future there will be taxable profits against which losses can be utilized and quantify the portion of tax losses that are more likely than not to be allowable under applicable tax laws, and accordingly it recognizes (or does not recognize) deferred tax assets. For further information on losses for which a deferred tax asset was recognized, see Note 12 regarding taxes on income.

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

E.	New standards and interpretations

(1)	IFRS 16, Leases ("IFRS 16")

IFRS 16 replaces International Accounting Standard 17 - Leases (IAS 17) and its related interpretations. IFRS 16 instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, IFRS 16 determines new and expanded disclosure requirements from those required at present.

IFRS 16 will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the Company has also early adopted IFRS 15 - Revenue from contracts with customers. IFRS 16 includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date.

The Company has not yet commenced examining the effects of adopting the amendments on the financial statements.

(2)	IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

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

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted .

The Company has not yet commenced examining the effects of adopting IFRS 15 on the financial statements.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont’d)

E.	Use of estimates and judgments (cont’d)

(3)	IFRS 9 (2014), Financial Instruments ("IFRS 9 (2014)")

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

Hedge accounting - general
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

F.	Capital management - objectives, procedures and processes

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

Gains and losses on disposal of property and equipment are determined by comparing the net proceeds from disposal with the carrying amount of the asset, and are recognized net within  the relevant line item in profit or loss.

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

The estimated useful lives for the current and comparative periods are as follows:

Computers	3 years
Motor vehicles, machinery and equipment	4-7 years
Office furniture and equipment	10-17 years
Leasehold improvements	4-6 years

Depreciation methods and useful lives are reviewed at each financial year-end and adjusted if appropriate.

E.	Intangible assets

(1)	Research and development

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

The estimated useful lives for comparative periods of the capitalized development costs is 4 years.

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

G.	Impairment

(1)	Non-derivative financial assets

A financial asset not carried at fair value through profit or loss is tested for impairment when objective evidence indicates that one or more events had a negative effect on the estimated future cash flows of the asset.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

G.	Impairment (cont’d)

(1)	Non-derivative financial assets (cont'd)

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. All individually significant financial assets are assessed for specific impairment, and all impairment losses are recognized in profit or loss and reflected in a provision for loss against the balance of the financial asset measured at amortized cost.

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

Most of the Group’s Israeli employees are subject to Section 14 of the Israeli Severance Pay Law - 1963 and therefore substantially all of the post-employment plans of the Group are classified as defined contribution plans.

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

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

H.	Employee benefits (cont'd)

(3)	Share-based payment transactions

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

J.	Revenue Recognition

General

The Group recognizes revenue in accordance with IAS 18, Revenue Recognition, including provisions related to recognition of revenue from multiple-component transactions. Accordingly, the Group recognizes revenue from the sale of goods when:

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

The timing of revenue recognition from the various components is as follows:

Sales of systems - The revenue from sales of systems is recognized at the time of transfer of the significant risks and rewards of ownership as follows:

•
Sales to end customers - Upon the completion of installation of the system, training of at least one surgeon, which typically occurs prior to or concurrent with the system installation, and customer acceptance, if required.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

J.	Revenue Recognition (cont’d)

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

Disposable components sales - Revenue from the disposable components sales is recognized at the time of the transfer of the significant risks and rewards of ownership as follows:

•	In sales to end customers - Upon delivery.

•
In sales to distributors - Upon delivery to the distributor, provided that the significant risks and rewards of ownership of the components are transferred to the distributor upon delivery, the distributor has no right of return and that the receipt of the consideration is probable and not dependent on the distributor’s ability to collect from the end customer.

Warranty and maintenance services (“services”) - Revenue from services is recognized proportionately over the period of rendering of the service and subject to the other conditions for revenue recognition specified above.

K.	OCS grants

Grants from the OCS in respect of research and development projects are accounted for as forgivable loans according to IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. Grants received from the OCS are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the actual grants received and the fair value of the liability on the date of receiving the grant is recognized as a deduction of development expenses. As of December 31, 2015 and 2014, the Company has no outstanding liability to the OCS.

L.	Financing income and expenses

Financing income comprises interest income on funds invested, changes in the fair value of financial assets at fair value through profit or loss, changes in fair value of derivative instruments and foreign currency gains. Interest income is recognized as it accrues using the effective interest method.

Financing expenses comprise changes in fair value of derivative instruments,  interest expense on debentures, liability to the OCS as well as changes in the fair value of financial assets at fair value through profit or loss and foreign currency losses. Interest costs are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

M.	Taxes on income

Taxes on income are comprised of current and deferred tax. Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

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

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Tax benefit arising from tax deduction on exercise of share options is recognized in statement of profit or loss to the extent of the cumulative remuneration expense recognized. Any excess benefit is recognized directly in equity.

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

O.	Comprehensive income

The Group has no comprehensive income components other than net income or loss.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 4 - Cash and Cash Equivalents

	December 31
	2015	2014
	USD thousands	USD thousands
Current balances in banks	10,972	19,073
Deposits held at financial institutions, with original
maturity periods of up to three months	2,547	3,182

	13,519	22,255

The deposits outstanding, as of December 31, 2015, bear annual interest of 0.50%-0.88%.

The Group’s exposure to credit, interest rate and currency risks and a sensitivity analysis for financial assets are disclosed in Note 26.

Note 5 - Investments

Breakdown according to type of investment

	December 31
	2015	2014
	USD thousands	USD thousands
Short-term investments
Deposits held at financial institutions, in USD	21,674	24,494

Investments in marketable securities
Mutual funds	13	13
	21,687	24,507
Long-term investments (*)
Deposits held at financial institutions, in USD	5,023	5,473

The deposits outstanding, as of December 31, 2015, bear annual interest of 0.33%-1.28%.

The Group’s exposure to credit, interest rate and currency risks, and a sensitivity analysis for financial assets are disclosed in Note 26.

(*) Including restricted cash in the amount of USD 60 thousand for bank guarantees.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Other Current Assets

	December 31
	2015	2014
	USD thousands	USD thousands

Institutions	656	317
Prepaid expenses	476	656
Advances to suppliers	102	48
Other receivables	186	89

	1,420	1,110

The Group’s exposure to credit and currency risk is disclosed in Note 26.

Note 7 - Inventory

	December 31
	2015	2014
	USD thousands	USD thousands
Raw materials and spare parts	970	1,154
Work in progress	277	99
Finished goods	1,530	1,797

	2,777	3,050

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Property and Equipment, net

			Office
		Machinery	furniture
	Motor	and	and	Leasehold
	vehicles	equipment	equipment	improvements	Computers	Total
	USD thousands
Cost
Balance as of January 1, 2015	33	1,366	178	261	1,146	2,984
Additions	-	514	15	40	133	702
Disposals	-	-	-	-	(43)	(43)

Balance as of December 31, 2015	33	1,880	193	301	1,236	3,643

Balance as of January 1, 2014	33	743	142	206	993	2,117
Additions	-	623	36	55	199	913
Disposals	-	-	-	-	(46)	(46)

Balance as of December 31, 2014	33	1,366	178	261	1,146	2,984

Depreciation
Balance as of January 1, 2015	21	673	52	149	832	1,727
Depreciation for the year	5	281	12	39	190	527
Disposals	-	-	-	-	(43)	(43)

Balance as of December 31, 2015	26	954	64	188	979	2,211

Balance as of January 1, 2014	16	485	41	119	664	1,325
Depreciation for the year	5	188	11	30	213	447
Disposals	-	-	-	-	(45)	(45)

Balance as of December 31, 2014	21	673	52	149	832	1,727

Carrying amount
Balance as of January 1, 2014	17	258	101	87	329	792
Balance as of December 31, 2014	12	693	125	112	315	1,257
Balance as of December 31, 2015	7	926	129	113	257	1,432

Note 9 - Intangible Assets

Intangible assets include capitalized development costs relating to one of the Company’s products in accordance with the requirements of IAS 38, Intangible Assets, as described in Note 3E.

During the years 2015, 2014 and 2013 the Company did not capitalize development costs.

Presented hereunder is the movement in the balance of intangible assets during the years 2014 and 2015:

Capitalized development
costs
USD thousands
Cost
Balance as of January 1, 2014, December 31, 2014 and 2015	1,247

Amortization
Balance as of January 1, 2014	1,154
Amortization for the year ended December 31, 2014	93

Balance as of December 31, 2014 and 2015	1,247

Carrying amount
December 31, 2014 and 2015	-

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 10 - Other Current Liabilities

	December 31
	2015	2014
	USD thousands	USD thousands
Salary and related liabilities	3,161	1,994
Deferred income	1,221	1,157
Accrued expenses	1,283	625
Institutions	155	41
Tax provision	111	101
Hedging transactions	4	120
Related parties*	35	60
Other	82	354

	6,052	4,452

*	See Note 21 - Related Parties, for additional information regarding transactions and balances with related parties.

The Group’s exposure to currency and liquidity risks related to certain payables is disclosed in Note 26.

Note 11 - Employee Benefits

Employee benefits mostly include post-employment benefits for Israeli employees who are in the scope of Section 14 of the Israeli Severance Pay Law - 1963, that are accounted for as  defined contribution plans. The Group also has immaterial defined benefit plans for which it deposits amounts in appropriate insurance policies.

Regarding short-term benefits see Note 10 - Other Current Liabilities.

Regarding share-based payments see Note 23 - Share-Based Payments.

Post-employment benefit plans - defined contribution plan

	For the year ended December 31
	2015	2014	2013
	USD thousands	USD thousands	USD thousands
Amount recognized as expense in respect of
defined contribution plan	243	229	173

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income

A.	Details regarding the tax environment of the Group

(1)	Corporate tax rate

(a)	Presented hereunder are the Israeli tax rates in the years 2013-2015:

2013 - 25%
2014 - 26.5%
2015 - 26.5%
Capital gains derived by an Israeli company are subject to tax rate of 26.5%.

(b)	On January 5, 2016, the Knesset published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the corporate tax rate and the capital gain tax rate from 26.5% to 25%.

(2)	Benefits under the Israeli Law for the Encouragement of Capital Investments - 1959 (hereinafter - “the Law”)

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

(b)
On December 29, 2010, the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments - 1959 (hereinafter - “the Amendment to the Law”), effective from January 1, 2011. Companies can choose to not be included in the scope of the Amendment to the Law and to stay in the scope of the Law before its amendment until the end of the benefits period. The 2012 tax year is the last year companies can choose as the year of election, provided that the minimum qualifying investment began in 2010. As mentioned above, the Company chose to stay in the scope of the previous Law and elected 2012 tax year as the year of election.

The Amendment to the Law provides that the existing tax benefit tracks were eliminated and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all of the company’s income entitled to benefits, such as: in the tax years 2011-2012 - a tax rate of 15%, in the tax years 2013-2014 - a tax rate of 12.5%, and as from the tax year 2015 - a tax rate of 12%.

On August 5, 2013, the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) - 2013, which cancelled the planned tax reduction so that as from the 2014 tax year the tax rate on preferred income will be 16%.

The Company meets the conditions provided in the Amendment to the Law for inclusion in the scope of the tax benefits track, but currently chose to stay in the scope of the Law before its amendment.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont'd)

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

(5)	Taxation of the subsidiary in the U.S.

The tax rates applicable to the subsidiary incorporated in the U.S. are federal tax rate of 34% plus state tax of 0.95% to 9.99%, depending on the state. Furthermore, certain states in which the subsidiary operates have a minimum tax.

Israel and the U.S. have a double tax avoidance treaty. According to the treaty, dividends and interest are subject to withholding tax of 12.5% and 17.5%, respectively.

B.	Composition of income tax expense

	For the year ended December 31
	2015	2014	2013
	USD thousands	USD thousands	USD thousands
Current tax expense
Current tax	97	194	66

Deferred tax expense (income)
Changes in deferred tax assets
(liabilities) in subsidiary	116	(49)	101

Total tax expense	213	145	167

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont'd)

C.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	For the year ended December 31
	2015	2014	2013
	USD thousands	USD thousands	USD thousands

Loss before taxes on income	(15,172)	(15,127)	(20,362)
Primary tax rate of the Company	26.5%	26.5%	25%

Tax calculated according to the Company’s
primary tax rate	(4,021)	(4,009)	(5,090)

Additional tax in respect of:
Different tax rate of foreign subsidiaries	54	20	19
Non-deductible expenses	875	615	3,825
Difference between the measurement basis of
the Company’s results for tax purposes and the
measurement basis of the Company’s results in
the financial statements (see A(4) above)	-	1,905	-
Tax losses and benefits for which deferred
tax assets were not created	3,290	1,578	1,404
Other differences	15	36	9

Income tax expense	213	145	167

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont'd)

D.	Deferred tax assets and liabilities

(1)	The Company has recognized deferred tax assets and liabilities in respect of the following items:

	December 31
	2015	2014
	USD thousands	USD thousands
Property and equipment	(101)	(27)
Tax losses and other temporary differences	138	185
Deferred tax assets	37	158

Deferred taxes in respect of the losses of the U.S. subsidiary were recognized, following the profitability of the U.S. subsidiary in recent years and convincing evidence that the U.S. subsidiary will experience sufficient taxable income in the near future and following the evaluation of the losses that more likely than not will be allowable under applicable tax laws.

(2)	Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	December 31
	2015	2014
	USD thousands	USD thousands
Deductible temporary differences, net	6,112	5,315
Tax losses	74,519	65,461

The deductible temporary differences and tax losses incurred by the Israeli company do not expire under current tax legislation in Israel.

In general, the losses of the subsidiary in the USA can be used for up to a period of 20 years according to the tax laws of its state of incorporation. The utilization of the subsidiary’s tax losses has been limited to USD 207 thousand per year, by an “ownership change” under Section 382 of the Internal Revenue Code (the “Code”), which occurred during July 2009. An “ownership change” generally is a 50% increase in ownership over a three-year period by stockholders who directly or indirectly own at least 5% of the Company’s stock. The limitation applies to all tax losses existing at the time of the ownership change.

The amount of benefits the Company may receive from the operating loss carry forwards for income tax purposes is further dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, such as additional changes in ownership, the effects of which cannot be determined.

The Group did not recognize deferred tax assets in respect of these items since it is not probable that future taxable income will be available against which the Group can use the benefits therefrom, other than a deferred tax asset in  respect of losses of the U.S. subsidiary that will probably be utilized.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont'd)

E.	Carry-forward losses

The Company has carry-forward operating tax losses and carry-forward capital tax losses of USD 64,640 thousand and USD 7,375 thousand, respectively, as of December 31, 2015.

The U.S. subsidiary has carry-forward operating tax losses of USD 2,808 thousand as of December 31, 2015.

F.	Tax assessments

Tax years up to and including the year ended 2011 are considered final for both the Company and the U.S. subsidiary.

Note 13 - Commitments

A.
The Company and the U.S. subsidiary have operating lease agreements with respect to the buildings they use. The agreements will end in December 2017 and in April 2017, respectively. The Company provided a promissory note in the amount of USD 15 thousand as security for the lease.

The rent payments for buildings in Israel are linked to the CPI and for those in the U.S. are stated at the U.S. dollar. The minimum annual lease payments under the agreements, including the extension period, are as follows:

December 31, 2015
USD thousands
2016	356
2017	207
563

The lease payments amounted to USD 341 thousand in 2015 and USD 327 thousand in 2014.

B.
The Company leases motor vehicles under operating lease agreements for a period of 32 to 36 months. With regards to these agreements, the Company has deposited amounts as security for the future rent payments. As of the reporting date the balance of prepaid expenses on account of the lease of motor vehicles is USD 73 thousand. The deposits are linked to the CPI and do not bear interest. The minimum annual payments according to the agreements are as follows:

December 31, 2015
USD thousands
2016	223
2017	122
2018	33
378

The lease motor vehicles payments amounted to USD 280 thousand in 2015 and USD 263 thousand in 2014.

C.
In February 2007, the Company signed a software development agreement with a third party (hereinafter: “the Developer”). According to the agreement, the Developer will provide to the Company software research and development services that are essential to the development of one of the Company’s products. In consideration of the development services, the Company will also pay royalties at the rate of 6% of the sales of the future product, which will be gradually reduced to 1% in the tenth year of selling the product. These payments will commence only after the royalty commitment will exceed the agreed amount of USD 168 thousand.

Currently, no royalties are being paid to the Developer, because the product is not commercially sold.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 13 - Commitments (cont'd)

D.
In January 2012, the Company entered into a distribution agreement with Mazor Robotics GmbH (hereinafter: “Mazor Germany”). According to the agreement, the Company will grant to Mazor Germany exclusive distribution rights in Germany, Austria and Switzerland (the “Territory”) with respect to various products of the Company, and limited service also in other European countries according to the needs of the Company, and will also pay a monthly fee to support penetration cost to the Territory. The monthly fee will be agreed  by both parties in advanced each calendar year. The monthly fee will be paid 3 months in advance each calendar month. The Company granted to Mazor Germany the right to use the name “Mazor”, and this right will expire on the last date of a binding agreement. The intellectual property will at all times continue to be the property of the Company. The agreement will continue until terminated by either party with 180 days written notice. During the 180 day advance notice the Company will continue to pay the monthly fee as agreed. An amount of 56 thousand Euro was agreed as the monthly fee for the year 2015.

E.
As of December 31, 2015, the Company has purchase obligations in the amount of USD 2,468 thousand (in 2014: USD 629 thousand) which mainly represent outstanding purchase commitments for inventory components and R&D materials ordered in the normal course of business.

F.	Contingent Liability

On August 14, 2013, the Company received a letter from Neutar L.L.C. (“Neutar”), advising that Neutar believes that the Company's Spine Assist miniature robot infringes patents allegedly owned by Neutar. In January 2015, the parties entered into a written settlement agreement by which all claims asserted by Neutar were fully and finally settled and the Company obtained a non-assignable, non-exclusive license to use several patents for indefinite time.

Note 14 - Revenues

	For the year ended December 31
	2015	2014	2013
	USD thousands	USD thousands	USD thousands
Sales of systems	13,373	12,040	13,527
Sales of disposables	7,648	4,916	3,505
Services and other	5,075	4,252	2,951

	26,096	21,208	19,983

Note 15 - Segment Reporting

A.	Information about reportable segments

The Group has one reportable segment.

B.	Entity level disclosures

(1)	Major Customers

In the years ended December 31, 2015, 2014 and 2013, there were no major customers.

(2)	Information on products and services

The Group’s revenues from external parties in respect of each category of similar products and services are presented in Note 14.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Segment Reporting (cont'd)

B.	Entity level disclosures (cont'd)

(3)	Information on geographical areas

	For the year ended December 31, 2015
	U.S.A.	International	Total
	USD in thousands
Total revenues	20,271	5,825	26,096

	For the year ended December 31, 2014
	U.S.A.	International	Total
	USD in thousands
Total revenues	15,486	5,722	21,208

	For the year ended December 31, 2013
	U.S.A.	International	Total
	USD in thousands
Total revenues	15,021	4,962	19,983

            Virtually all of the Company’s long-lived assets are located in Israel.

Note 16 - Cost of Sales

	For the year ended December 31
	2015	2014	2013
	USD thousands	USD thousands	USD thousands
Materials and subcontractors	3,669	2,616	2,664
Salaries, wages and related expenses	1,264	1,061	838
Depreciation and amortization	193	189	316
Other manufacturing expenses	701	530	462

Total cost of sales	5,827	4,396	4,280

Note 17 - Research and Development Expenses

	For the year ended December 31
	2015	2014	2013
	USD thousands	USD thousands	USD thousands
Materials and subcontractors	2,690	2,358	1,549
Salaries, wages and related expenses	2,875	2,630	2,052
Depreciation	45	94	97
Patent registration expenses	106	139	110
Other research and development expenses	608	555	366

Total research and development expenses	6,324	5,776	4,174

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 18 - Selling and Marketing Expenses

	For the year ended December 31
	2015	2014	2013
	USD thousands	USD thousands	USD thousands
Salaries, wages and related expenses	15,996	12,952	9,176
Consultation	2,093	1,659	1,239
Advertising, demonstrations and exhibitions	2,546	2,579	1,790
Travel expenses	2,627	2,412	1,828
Depreciation	213	199	146
Excise tax	308	238	241
Overhead	707	675	572
Other selling and marketing expenses	457	638	700

Total selling and marketing expenses	24,947	21,352	15,692

Note 19 - General and Administrative Expenses

	For the year ended December 31
	2015	2014	2013
	USD thousands	USD thousands	USD thousands
Salaries, wages and related expenses	2,395	2,183	1,781
Professional services	1,271	1,274	651
Travel expenses	214	155	185
Overhead	133	125	107
Other general and administrative expenses	292	655	42

Total general and administrative expenses	4,305	4,392	2,766

Note 20 - Financing Income and Expenses

	For the year ended December 31
	2015	2014	2013
	USD thousands	USD thousands	USD thousands
Interest income and net change in fair value of
financial assets held-for-trading and bank deposits	269	134	45
Net income from change in exchange rates	-	-	109
Hedging transactions	3	-	60

Financing income recognized in profit or loss	272	134	214

Net expenses from change in exchange rates	(113)	(107)	-
Financing expenses on liabilities to the OCS	-	(15)	(106)
Change in fair value of derivative liability on account
of warrants	-	-	(13,510)
Hedging transactions	-	(408)	-
Other financing expenses	(24)	(23)	(31)

Financing expenses recognized in profit or loss	(137)	(553)	(13,647)

Net financing income (expenses)	135	(419)	(13,433)

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 21 - Related Parties

A.	Key management personnel compensation (including directors)

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers (such as a car,  etc.), and contributes to post-employment plans on their behalf. Executive officers and directors also participate in the Company’s share option program (see Note 23 regarding share-based payments).

Compensation to key management personnel (including one director) that are employed by the Group:

	For the year ended December 31
	2015		2014		2013
	Number	USD	Number of	USD	Number	USD
	of people	thousands	people	thousands	of people	thousands
Employee benefits	9	2,092	7	2,020	7	2,398
Share-based payments	9	1,285	7	501	7	342
		3,377		2,521		2,740

Compensation to directors:

	For the year ended December 31
	2015		2014		2013
	Number	USD	Number of	USD	Number	USD
	of people	thousands	people	thousands	of people	thousands
Total compensation
to directors employed
by the Company*	1	187	1	314	1	141
Compensation to
independent directors**	4	423	4	305	3	106

*	Including share-based payments in the amount of USD 78 thousand, USD 196 thousand and USD 19 thousand in 2015, 2014 and 2013, respectively.
**	Including share-based payments in the amount of USD 287 thousand, USD 166 thousand and USD 36 thousand in 2015, 2014 and 2013, respectively.

B.	Engagements between the Company and related parties

(1)
On March 31, 2013, the Company’s shareholders approved, based on the compensation committee and the Board of Directors recommendation, an amendment to the employment terms with the CEO, in connection with the relocation of CEO back to Israel, as follows: (1) the CEO salary, effective January 1, 2013, has been updated to NIS 65 thousand (USD 16.7 thousand) per month, and (2) a target bonus that will be equivalent to seven months’ base salary, out of which up to six base salary will be paid in cash and one month base salary will be paid in options in a value based on Black-Scholes model. The CEO is entitled to an allocation to a manager's insurance policy equivalent to 13.33% of his gross monthly salary and 7.5% of his gross monthly salary for an education fund. 5% of his gross monthly salary is deducted for the manager's insurance policy and 2.5% is deducted for the education fund. The CEO is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. Upon termination of the CEO’s employment (other than in the event of breach of trust), the CEO will be entitled a readjustment payment equal to four months’ base salary from the date that he is no longer employed (the "Re-adjustment Payment").

(2)	On November 26, 2013, the Company’s general meeting of shareholders approved additional share-based compensation to one of the directors- see Note 23(C).

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 21 - Related Parties (cont'd)

B.	Engagements between the Company and related parties (cont'd)

(3)
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

(4)
On July 22, 2014, the Company’s shareholders approved an amendment to the employment terms of the CEO, based on the compensation committee and the Board of Directors recommendation, such that the CEO salary, effective April 1, 2014, has been updated to NIS 70 thousand (USD 18 thousand) per month.

(5)
On July 22, 2014, the Company’s shareholders approved additional share-based compensation to one of the directors. On the same date, the terms for granting share-based compensation to three directors were met - see Note 23(C).

(6)	On October 22, 2014 and October 8, 2015, the Company’s general meeting of shareholders approved additional share-based compensation to the CEO - see Note 23(C).

Note 22 - Equity

A.	Share capital

	December 31
	Number of Ordinary shares
	2015	2014
	Thousands of shares of
	NIS 0.01 par value
Issued and paid-in share capital as of January 1	42,133	40,820
Exercise of share options by employees	219	1,313

Issued and paid-in share capital as of December 31	42,352	42,133
Authorized share capital	75,000	75,000

The holders of ordinary shares are entitled to receive dividends, if declared, and are entitled to one vote per share at general meetings of the Company.

B.	Share Options held by investors

	December 31
	Number of options
	2015	2014
	Thousands of options of
	NIS 0.01 par value
Number of outstanding options as of January 1	134	134
Exercised during the period	-	-

Number of outstanding options as of December 31	134	134

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 22- Equity (cont'd)

C.	Issuances of share capital

(1)	Private placement - 2011

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

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Equity (cont'd)

C.	Issuances of share capital (cont'd)

(3)	Public offering - 2013

On November 4, 2013, the Company completed the public offering of 2,760,000 ADSs, including ADSs issued pursuant to the underwriters' option to purchase additional shares, at a price of  USD 17.00 per ADS, bringing total gross proceeds from the offering to USD 46,920 thousands before deducting underwriting discounts and commissions and other offering expenses payable by the Company. Each ADS represents two of the Company's ordinary shares, par value NIS 0.01.

The total issuance expenses amounted to approximately USD 4,300 thousands, of which USD 3,284 thousands were underwriting fees.

Note 23 - Share-Based Payments

A.	Grant of share options to employees and directors of the Company

The Company regularly compensates its employees, directors and consultants by means of options to purchase ordinary shares of the Company. As of December 31, 2015, the Company has outstanding options to purchase 5,531,623 ordinary shares of the Company with a par value of NIS 0.01. All of the grants are equity grants.

As of that date, options to purchase 1,949,459 ordinary shares are exercisable.

B.
As of December 31, 2015, the Company has 2 stock option plans for employees, directors, consultants and other service providers of the Group (the "2003 Plan" and the "2011 Plan"). No further grants may be made under the 2003 Plan.

On May 30, 2011, the Company’s Board of Directors approved the 2011 Plan which allows for grants to the Company's employees, directors, consultants and other service providers of the Group. The Company will be able to grant up to 6,262,529 options at any time throughout a period of 10 years from the date of approval of the 2011 Plan according to the terms of the plan.

As of December 31, 2015, there are 410,422 additional options available for grant under the 2011 Plan.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Share-Based Payments (cont'd)

C.
The fair value of share options granted to employees, directors and service providers is measured using the binomial model. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the historical volatility), the expected life span of the options, and the risk-free interest rate (based on government debentures). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

The table below summarizes the grant terms and the parameters that were used to determine the fair value of the benefit  for grants which are not fully vested as of the balance sheet date:

								Share price
				Contractual				that served	Total
			Vesting	life of the			Average	as a basis	fair value of
Grant date		Number of	period	options	Interest	Expected	exercise	for pricing	the benefit on
DD/MM/YEAR	Offerees	instruments	(Years)	(Years)	rate	volatility	price*	the option*	the grant date
					%	%	USD	USD	USD thousands
13/05/2013	Employees	177,000	1-3	7	1.5-5.5	47.91	4.87	4.87	378
13/05/2013	Consultant	10,000	1-3	7	1.5-5.5	47.91	4.87	4.87	26
28/05/2013	CEO	11,577	1-2	7	1.3-5.7	47.80	4.63	4.95	28
01/08/2013	Employees	184,750	1-3	7	1.1-6.1	47.99	6.91	6.69	575
02/09/2013	Officer	30,000	1-3	7	1.3-6.1	48.00	7.43	7.43	108
14/11/2013	Employees	50,000	1-3	7	0.9-5.8	48.58	9.60	9.49	211
26/11/2013	Director	80,000	1-3	7	0.9-5.8	48.60	9.16	8.47	317
02/02/2014	Employees	64,500	1-4	7	3.31	48.55	12.54	12.54	381
03/04/2014	Employees	89,200	1-4	7	3.09	48.26	11.98	10.92	431
22/07/2014	Directors	160,000	1-3	7	2.52	48.11	8.10	7.46	543
31/07/2014	Employees	1,363,750	2-4	7	2.48	48.03	7.76	6.97	4,116
31/07/2014	Officers	513,700	2-4	7	2.48	48.03	7.76	6.97	1,631
22/10/2014	CEO	150,000	2-4	6.78	1.80	48.50	7.11	5.59	345
29/10/2014	Employees	47,500	2-4	7	1.94	48.09	6.07	5.64	114
29/01/2015	Consultant	10,000	2-4	7	1.5	48.61	5.83	5.35	26
29/01/2015	Officer	100,000	2-4	7	1.5	48.61	5.83	5.35	242
15/02/2015	Employees	104,250	2-4	7	1.65	48.65	5.86	5.86	269
26/02/2015	Officer	100,000	1.5-3.5	7	1.44	48.69	6.28	5.82	261
04/05/2015	Employees	139,500	2-4	7	1.36	48.88	6.44	6.44	423
04/05/2015	Consultant	5,000	2-4	7	1.36	48.88	6.44	6.44	16
15/07/2015	Officers	331,000	2-4	7	2.03	48.84	7.17	7.17	1,171
15/07/2015	Employees	604,400	2-4	7	2.03	48.84	7.17	7.17	2,074
15/07/2015	Consultant	6,500	2-4	7	2.03	48.84	7.17	7.17	24
08/10/2015	CEO	60,000	2-4	6.77	1.7	49.37	7.01	5.75	153
29/10/2015	Employees	113,500	2-4	7	1.64	48.92	5.81	5.56	294

*	The exercise price and share price are denominated in NIS and are re-measured using historic exchange rates.

Expected volatility is estimated by considering historic share price volatility of the Company. The risk-free interest rate was determined on the basis of non-interest bearing NIS-denominated Government debentures with a remaining life equal to the expected term of the options.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Share-Based Payments (cont'd)

D.	The number and weighted average exercise prices of share options are as follows:

	Weighted				Weighted
	average		Weighted		average
	exercise	Number of	average	Number of	exercise	Number of
	price*	options	exercise price*	options	price*	options
	2015	2015	2014	2014	2013	2013
	US dollars		US dollars		US dollars

Balance at January 1	5.43	4,540,158	2.77	3,715,613	2.06	3,627,808
Forfeited during the year	7.09	(364,408)	4.75	(250,935)	2.06	(220,957)
Exercised during the year	1.70	(218,277)	2.31	(1,313,170)	2.04	(234,565)
Granted during the year	6.76	1,574,150	7.96	2,388,650	6.67	543,327

Outstanding at
December 31	5.43	5,531,623	5.43	4,540,158	2.77	3,715,613

Exercisable at
December 31	2.91	1,949,459	2.65	1,640,803	2.24	2,318,958

*	The exercise price is denominated in NIS.

With respect to options granted to related parties, see Note 21 on related parties.

Note 24 - Loss Per Share

A.	Basic loss per share

The calculation of basic loss per share for the years ended December 31, 2015, 2014 and 2013 was based on the loss attributable to ordinary shareholders divided by a weighted average number of ordinary shares outstanding calculated as follows:

(1)	Loss attributable to ordinary shareholders

	For the year ended December 31
	2015	2014	2013
	Continuing	Continuing	Continuing
	operations	operations	operations
	USD thousands	USD thousands	USD thousands
Loss for the year	15,385	15,272	20,529

(2)	Weighted average number of ordinary shares

	For the year ended December 31
	2015	2014	2013
	Thousands	Thousands	Thousands
Balance as of January 1	42,133	40,820	29,235
Effect of shares issued during the year	151	988	6,546
Weighted average number of ordinary shares
used to calculate basic loss per share	42,284	41,808	35,781

B.	Diluted loss per share

At December 31, 2015 5,532 thousand options (in 2014 and 2013: 4,540 thousand and 3,716 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 25 - Financial Risk Management

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

Note 25 - Financial Risk Management (cont’d)

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

Interest rate risk
The Group is exposed to changes in interest rates, primarily possible changes in the risk-free market interest rate which may have an effect on the fair value of the Group’s short and long term investments.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Financial Instruments

A.	Credit risk

(1)	Exposure to credit risk

The maximum exposure to credit risk for cash and cash equivalents, deposits, short-term investments, trade receivables and long-term investments at the reporting date by type of counterparty was:

	December 31
	2015	2014
	Carrying	Carrying
	amount	Amount
	USD thousands
Cash and cash equivalents	13,519	22,255
Mutual funds	13	13
Short-term investments - bank deposits	21,674	24,494
Trade receivables	5,002	2,797
Other current assets	125	42
Long-term investments - bank deposits	5,023	5,473

	45,356	55,074

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was as follows:

	December 31
	2015	2014
	USD thousands
Israel	14	56
United States	3,884	1,560
Asia Pacific	870	1,178
Rest of the world	234	3

	5,002	2,797

(2)	Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

	December 31
	2015		2014
	Gross	Impairment	Gross	Impairment
	USD thousands		USD thousands
Not past due	4,827	-	2,321	-
Past due 0-30 days	175	-	441	-
Past due 31-60 days	-	-	35	-
	5,002	-	2,797	-

The movement in the provision for impairment in respect of trade receivables and other receivables was as follows:

	December 31
	2015	2014	2013
	USD thousands
Balance as of January 1	-	(2)	(2)
Impairment loss recognized	-	(6)	-
Bad debt written off	-	8	-
Balance as of December 31	-	-	(2)

B.	Liquidity risk

All outstanding liabilities at December 31, 2015 and 2014 are to be paid within 6 months.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Financial Instruments (cont’d)

C.	Market risk

(1)	Linkage and foreign currency risks

The Group’s exposure to linkage and foreign currency risk was as follows based on notional amounts:

	December 31, 2015
	New Israeli Shekels
	Unlinked CPI	Linked CPI	US dollar	Euro	Non - monetary	Total
	USD thousands
Current Assets
Cash and cash equivalents	2,114	-	10,886	519	-	13,519
Short-term investments	13	-	21,674	-	-	21,687
Trade receivables	14	-	4,754	234	-	5,002
Other current assets	528	-	253	-	639	1,420
Inventory	-	-	-	-	2,777	2,777
Total current assets	2,669	-	37,567	753	3,416	44,405

Prepaid lease fees	-	73	-	-	-	73
Property and equipment, net	-	-	-	-	1,432	1,432
Deferred tax asset	-	-	-	-	37	37
Long-term investments	-	-	5,023	-	-	5,023
Total assets	2,669	73	42,590	753	4,885	50,970

Current Liabilities
Trade payables	958	-	1,134	127	-	2,219
Other current liabilities	1,627	-	2,852	65	1,508	6,052
Total current liabilities	2,585	-	3,986	192	1,508	8,271

Employee benefits	-	-	-	-	299	299
Total liabilities	2,585	-	3,986	192	1,807	8,570
Total balance, net	84	73	38,604	561	3,078	42,400

	December 31, 2014
	New Israeli Shekels
	Unlinked CPI	Linked CPI	US dollar	Euro	Non-monetary	Total
	USD thousands
Current Assets
Cash and cash equivalents	1,765	-	19,790	700	-	22,255
Short-term investments	13	-	24,494	-	-	24,507
Trade receivables	56	-	2,738	3	-	2,797
Other current assets	237	-	122	-	751	1,110
Inventory	-	-	-	-	3,050	3,050
Total current assets	2,071	-	47,144	703	3,801	53,719

Prepaid lease fees	-	79	-	-	-	79
Property and equipment, net	-	-	-	-	1,257	1,257
Deferred tax asset	-	-	-	-	158	158
Long-term investments	-	-	5,473	-	-	5,473
Total assets	2,071	79	52,617	703	5,216	60,686

Current Liabilities
Trade payables	647	-	604	438	-	1,689
Other current liabilities	1,239	-	1,848	46	1,319	4,452
Total current liabilities	1,886	-	2,452	484	1,319	6,141

Employee benefits	-	-	-	-	278	278
Total liabilities	1,886	-	2,452	484	1,597	6,419
Total balance, net	185	79	50,165	219	3,619	54,267

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Financial Instruments (cont’d)

C.	Market risk (cont'd)

(1)	Linkage and foreign currency risks (cont'd)

Information regarding the CPI and significant exchange rates:

	For the year ended December 31,			For the year ended December 31,
	2015	2014	2013	2015	2014	2013
	% of change			Spot price of 1 USD at the reporting date
1 NIS	(0.3)	(11)	7.5	0.2563	0.2571	0.2881
1 Euro	(10)	(12)	4.5	1.0884	1.2149	1.3777
CPI in points *	(1)	(0.2)	1.8	112.82	113.96	114.18

*          According to an average basis of 2008=100.

The Group’s exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	Currency/	Currency/
	linkage	linkage	Amount	Amount	Date of
	receivable	payable	receivable	payable	expiration	Fair value
			NIS thousands	USD thousands		USD thousands
December 31, 2015

Instruments not
accounted for as hedging:
Forward	NIS	USD	4,000	(1,029)	Jan-March 2016	(4)
						(4)
December 31, 2014

Instruments not
accounted for as hedging:
Buy put options	NIS	USD	7,300	2,065	Jan-April 2015	1
Sell call options	NIS	USD	7,300	1,993	Jan-April 2015	(121)
						(120)

(2)	Interest rate risk

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	December 31
	2015	2014
	Carrying	Carrying
	amount	amount
	USD thousands	USD thousands
Fixed rate instruments
Deposits held at financial institutions, with
original maturity periods of up to three months	2,547	3,182
Short-term investments	21,674	24,494
Long-term investments	5,023	5,473
	29,244	33,149

Variable rate instruments
Mutual funds	13	13
	13	13

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Financial Instruments (cont’d)

D.	Fair value

Fair value hierarchy

1.
As of December 31, 2015 and 2014, the marketable securities in the amount of USD 13 thousand held for trading are presented at fair value through profit or loss. The fair value is determined on the basis of quoted prices (unadjusted) in active markets for identical instruments (level 1).

2.
As of December 31, 2015, derivative financial instruments classified as a liability in the amount of USD 4 thousand (As of December 31, 2014 - USD 120 thousand) are presented at fair value and changes recognized in the profit or loss statement. The fair value was valued utilizing market observable inputs (level 2). The fair value of these derivative financial instruments is measured based on observable market data, such as spot rate, yield curves and exchange rate volatility, as of the fair value calculation date.

Note 27 - Subsequent Events

On February 21, 2016, the Company issued 134,421 ordinary shares in connection with the exercise of warrants held by investors for a total consideration of NIS 1,882 thousand (approximately USD 482 thousand).

Through May 2, 2016, the Company issued an aggregate of 30,667 ordinary shares in connection with the exercise of options granted to employees under the 2003 Plan and 2011 Plan for a total consideration of NIS 332 thousand (approximately USD 85 thousand).

ITEM 19.                EXHIBITS.

Exhibit	Description

1.1*	Articles of Association of Mazor Robotics Ltd. (unofficial English translation from Hebrew).

2.1*
Form of Deposit Agreement between Mazor Robotics Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares.

2.2*	Form of Ordinary Shares Purchase Warrant issued to the Oracle Investors in August 2012.

2.3*	Registration Rights Agreement dated September 27, 2012, among Mazor Robotics Ltd. and the Oracle Investors.

4.1*	Mazor Robotics Ltd. 2003 Stock Option Plan.

4.2*	Mazor Robotics Ltd. 2011 Share Option Plan.

4.3*	Summary of Lease Agreement dated April 30, 2003, between Mazor Robotics Ltd. and Hayel Investments and Properties Ltd., as amended on March 27, 2007, September 16, 2009, and July 7, 2011.

4.4*	Share Purchase Agreement dated August 8, 2012, among Mazor Robotics Ltd. and the Oracle Investors.

4.5*	Form of Allocation Agreement used in February 2011 private placement with the Phoenix Insurance Company and Leader Underwriters (1993) Ltd. (unofficial English translation from Hebrew).

4.6*	Employment Agreement dated December 26, 2007, between Mazor Robotics Ltd. and Jonathan Adereth (unofficial English translation from Hebrew).

4.7*	Personal Employment Agreement dated April 9, 2013, between Mazor Robotics Ltd. and Ori Hadomi.

4.8*	Employment Agreement dated December 12, 2007, between Mazor Robotics Ltd. and Sharon Levita (unofficial English translation from Hebrew).

4.9*^	Sub-Contracting and Supply Agreement dated September 28, 2005, between Mazor Robotics Ltd. and MPS Micro Precision Systems AG.

4.10*	Extension letter dated January 18, 2013, to the Sub-Contracting and Supply Agreement dated September 28, 2005, between Mazor Robotics Ltd. and MPS Micro Precision Systems AG.

4.11*^	Manufacturing Agreement dated May 15, 2005, between Mazor Robotics Ltd. and Tamuz F.T.K Solutions Ltd. (formerly Yizrael Tamuz Ltd).

4.12*	Extension letter dated January 10, 2013, to the Manufacturing Agreement dated May 15, 2005, between Mazor Robotics Ltd. and Tamuz F.T.K Solutions Ltd. (formerly Yizrael Tamuz Ltd.)

4.13*	Form of Directors and Officers Indemnification Agreement.

4.14*	Employment Agreement dated November 28, 2000, between Mazor Robotics Ltd. and Eliyahu Zehavi, including an amendment thereto dated January 2003 (unofficial English translation from Hebrew original).

4.15*	Commercial Lease Agreement dated March 7, 2013, between Mazor Robotics Inc. and ACM DT Properties, LLC.

4.16**	Employment Offer dated September 17, 2014, between Mazor Robotics Inc. and Christopher Prentice.

4.17**	Employment Agreement dated January 25, 2015, between Mazor Robotics Ltd. and Sandra Adzic (unofficial English translation from Hebrew original).

4.18***	Amendment to Mazor Robotics 2011 Share Option Plan

4.19	Conversion employment agreement dated May 1, 2014 between Mazor Robotics Ltd., Mr. Jonathan Adereth and J. Adereth Marketing and Strategic Consulting Ltd. (unofficial English translation from Hebrew original).

8.1**	List of Subsidiaries.

12.(a).1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.(a).2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.(a).1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code.

13.(a).2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code.

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm.

15.2	Consent of Financial Immunities Dealing Room Ltd.

*	Previously filed with the Company’s registration statement on Form 20-F, filed with the SEC on May 10, 2013.

**	Previously filed with the Company’s annual report on Form 20-F, filed with the SEC on April 29, 2015.

***	Previously filed with the Company's registration statement on Form S-8, filed with the SEC on June 17, 2015.

^	Portions of this exhibit have been omitted pursuant to a grant of confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

MAZOR ROBOTICS LTD.

	By:	/s/ Ori Hadomi
Ori Hadomi
Chief Executive Officer

Date: May 2, 2016