Form 20-F
period 2016-12-31
MAZOR ROBOTICS LTD.
filed 2017-05-01
CIK 1566844

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2016

or

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report: __________
For the transition period from ________ to _______________

Commission file no.: 001-35920

MAZOR ROBOTICS LTD.
(Exact name of registrant as specified in its charter)

Translation of registrant's name into English: Not applicable

State of Israel	5 Shacham Street
(Jurisdiction of incorporation or organization)	North Industrial Park, Caesarea
3088900 Israel
(Address of principal executive offices)

Sharon Levita
Chief Financial Officer
+972-4-618-7101
Sharon.Levita@MazorRobotics.com
5 Shacham Street
North Industrial Park, Caesarea
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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of April 27, 2017:   48,092,933 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒     No ☐

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

Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

☐ Yes     ☒ No

INTRODUCTION

Mazor Robotics, an Israeli Company, is a leading innovator that has pioneered surgical guidance systems and complementary products in the spine surgical markets which we believe may provide a safer surgical environment for patients, surgeons and operating room staff. We engage in the development, production and marketing of innovative medical devices for supporting surgical procedures in the fields of orthopedics and neurosurgery. We operate in the fields of image guided surgery and computer-assisted surgery enabling the use of surgical instruments with high precision and minimal invasiveness and aiming to simplify complex and minimally-invasive surgical procedures. We believe that our portfolio of products, including the recently launched Mazor X Surgical Guidance System, or Mazor X, and the Renaissance® Surgical Guidance System, or Renaissance, are transforming spine surgery from freehand procedures to highly accurate, state-of-the-art, guided procedures that raise the standard of care with better clinical results. The Mazor X, Renaissance and SpineAssist (our predecessor to the Renaissance) systems have been used to perform over 24,000 procedures worldwide (over 170,000 implants) in a wide variety of spinal procedures, many of which would not have been attempted without this technology. In 2014 we introduced the Renaissance for brain surgery and in 2015 we introduced the PRO (Predictable Renaissance Operation) product line, which currently includes three solutions designed to support brain procedures, as well as, trauma and lateral spine procedures. We are continuing the development of the Renaissance platform for additional spine and brain surgery procedures. In July 2016, we unveiled the Mazor X system, a transformative guidance platform for spine surgeries and in October 2016, we commercially launched the Mazor X system. The Mazor X was developed with the goal of enhancing predictability and patient benefit, through the combination of analytical tools, multiple-source data, precision guidance, optical tracking, intra-op verification, and connectivity technologies. The Mazor X platform was designed to expand the field of precision guided spine surgery beyond trajectory guidance. In April 2017, we received 510(k) clearance from the FDA for the Mazor X Align™ software, a spinal deformity correction planning software for the Mazor X system. We intend to commercially release the Mazor X Align in 2017. We are continuing the development of the Mazor X platform for additional spine surgery procedures.

We were incorporated under the laws of the State of Israel on September 12, 2000. Our ordinary shares are listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “MZOR”. In May 2013, our American Depositary Shares, or ADSs, representing our Ordinary Shares, commenced trading on the NASDAQ Capital Market under the trading symbol “MZOR” and are currently traded on the NASDAQ Global Market. Each ADS represents two of our Ordinary Shares.

Unless the context otherwise indicates or requires, "Mazor Robotics", "Mazor," the Mazor Robotics logo and all product names and trade names used by us in this annual report, including Renaissance™ and Mazor X™, are our proprietary trademarks and service marks. These trademarks and service marks are important to our business. Although we have omitted the "®" and "TM" trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved.

Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using a rate of NIS 4.00 to USD 1.00.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report may be deemed to be "forward-looking statements". Forward-looking statements are often characterized by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "believe," "should," "intend," "project" or other similar words, but are not the only way these statements are identified.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the outcomes of the agreements with Medtronic plc and its affiliates;

●	our ability to promote the new Mazor X System;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	government regulations and approvals;

●	changes in customers' budgeting priorities;

●	litigation and regulatory proceedings; and

●	the overall global economic environment; and

●
those factors referred to in "Item 3. Key Information - D. Risk Factors", "Item 4. Information on the Company," and "Item 5. Operating and Financial Review and Prospects", as well as in this annual report generally.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

In addition, the section of this annual report entitled "Item 4. Information on the Company" contains information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

DEFINITION OF CERTAIN TERMS

In this Form 20-F, unless the context otherwise requires, references to:

●	"Mazor Robotics", "Mazor," the "Company", the "registrant", "us", "we" and "our" refer to Mazor Robotics Ltd., an Israeli company, and, unless the context indicates otherwise, the Subsidiaries;

●	"ADSs" are to our American Depositary Shares, each representing two of our Ordinary Shares;

●	"Companies Law" are to Israel's Companies Law, 5759-1999, as amended;

●	"Dollars", "U.S. dollars", "U.S. $" and "$" are to United States Dollars;

●	"Exchange Act" are to the United States Securities Exchange Act of 1934, as amended;

●	"FDA" are to the United States Food and Drug Administration;

●	"IRS" are to the United States Internal Revenue Service;

●	"NASDAQ" are to the NASDAQ Global Market;

●	"IIA" are to The Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Ministry of Economy ("OCS");

●	"Ordinary Shares", "our shares" and similar expressions refer to our ordinary shares, par value NIS 0.01 per share;

●	"SEC" are to the United States Securities and Exchange Commission;

●	"Securities Act" are to the United States Securities Act of 1933, as amended;

●	"Shekels" and "NIS" are to New Israel Shekels, the Israeli currency;

●	"Subsidiaries" are to the U.S. Subsidiary and to Mazor Robotics Pte Ltd., a Singapore company, and a wholly owned subsidiary of Mazor;

●	"TASE" are to the Tel Aviv Stock Exchange; and

●	"U.S. Subsidiary" are to Mazor Robotics, Inc., a Delaware corporation, and a wholly owned subsidiary of Mazor.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statement of income data data for fiscal years 2016, 2015 and 2014, and the selected consolidated statement of financial position data as of December 31, 2016 and 2015, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this Form 20-F. The selected consolidated statement of profit or loss data for fiscal years 2013 and 2012, and the selected consolidated statement of financial position data as of December 31, 2014, 2013, and 2012, respectively, has been derived from other audited consolidated financial statements not included herein. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. Additionally, and as explained in Note 2B to the December 31, 2016 consolidated financial statements, our functional currency is U.S. dollars.

(in thousands except net loss per share data)
	Years Ended December 31,
	2016	2015	2014	2013	2012
Statement of Income Data
Revenues	$36,379	$26,096	$21,208	$19,983	$12,175
Cost of sales	$10,330	$5,827	$4,396	$4,280	$2,893
Gross profit	$26,049	$20,269	$16,812	$15,703	$9,282
Operating costs and expenses:
Research and development expenses, net (1)	$5,736	$6,324	$5,776	$4,174	$2,760
Selling and marketing expenses	$33,637	$24,947	$21,352	$15,692	$8,887
General and administrative expenses	$5,697	$4,305	$4,392	$2,766	$1,845
Total operating costs and expenses	$45,070	$35,576	$31,520	$22,632	$13,492
Operating loss	$(19,021)	$(15,307)	$(14,708)	$(6,929)	$(4,210)
Net loss	$(18,668)	$(15,385)	$(15,272)	$(20,529)	$(7,064)
Loss per share – Basic and diluted	$(0.42)	$(0.36)	$(0.37)	$(0.57)	$(0.29)
Weighted average number of ordinary shares used to calculate basic and diluted loss per share	44,881	42,284	41,808	35,781	24,011

(1)	Net of development costs capitalized to intangible assets, in the amount of $2,332 thousand for 2016.

(in thousands)	As of December 31,
	2016	2015	2014	2013	2012
Statement of Financial Position Data:
Cash and cash equivalents	$14,954	$13,519	$22,255	$19,803	$12,797
Short-term investments	$37,862	$21,687	$24,507	$45,014	$4,156
Long-term investments	$9,017	$5,023	$5,473	$—	$—
Total assets	$82,725	$50,970	$60,686	$70,889	$21,334
Total non-current liabilities	$325	$299	$278	$332	$4,490
Accumulated loss	$(121,860)	$(103,192)	$(87,807)	$(72,535)	$(52,006)
Total equity	$64,889	$42,400	$54,267	$64,093	$12,820

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

We have sustained net losses in every fiscal year since our inception in 2000, including a net loss of $18.7 million for the year ended December 31, 2016. As of December 31, 2016, we had total shareholders' equity of $64.9 million and cash and cash equivalents, short term investments and long term investments of approximately $61.8 million. Our accumulated deficit as of December 31, 2016 was $121.9 million. We anticipate that we will continue to incur substantial net losses for at least the next 12 months as we expand our sales and marketing capabilities in the spine and neurosurgery products market, continue our commercialization of Mazor X system and the Renaissance, expand its adoption and clinical implementation, and continue to develop the corporate infrastructure required to sell and market our products and invest in product development. Our losses have had and will continue to have an adverse effect on our shareholders' equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders' equity and working capital and could result in a decline in our share price or cause us to cease operations.

We cannot assure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

We believe our existing cash, cash equivalents, investment balances, and interest income we earn on these balances, if any, will be sufficient to meet our anticipated cash requirements through at least the next 12 months. To the extent our available cash, cash equivalents and investment balances are insufficient to satisfy our operating requirements or other strategic needs, we will either need to seek additional sources of funds, including selling additional equity or debt securities or entering into a credit facility. However, we may be unable to obtain additional financing. As a result, we may be required to reduce the scope of, or delay or eliminate, some or all of our current and planned research, development and commercialization activities. We also may have to reduce marketing, customer service or other resources devoted to our products. Any of these actions could materially harm our business and results of operations. Even if we are able to continue to finance our business, the sale of additional equity and debt securities may result in dilution to our current shareholders or may require us to grant a security interest in our assets. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our Ordinary Shares and could contain covenants that could restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, or at all.

In May 2016 we entered into a strategic, two-phase Exclusive Lead Sharing and Distribution Agreement and a Purchase Agreement with Medtronic plc and certain of its affiliates (Medtronic plc together with its affiliates referred to herein as "Medtronic").  If certain milestones defined in the agreements are achieved and the parties elect to proceed, the agreements will enter a second phase. If these milestones are not achieved or if the parties choose not to proceed to the second phase, this could have substantial impact on our business.

The Exclusive Lead Sharing and Distribution Agreement with Medtronic provides for commercial cooperation in promotion of the Mazor X System and co-development activities in the spine field, and the Purchase Agreement provides for a three-tranche equity investment in Mazor (of which the first two tranches were completed during 2016). We believe that the agreements with Medtronic created a lot of visibility for our company and product offerings, as well as helping to validate the vision of guided spine surgery. Through the size of the Medtronic sales force, scope of training programs, marketing campaigns and other activities, Mazor has a strengthened channel to the spine market. Should Medtronic and Mazor not advance their relationship to the second phase of the commercial agreement, it could have a substantial negative impact on our business.

We face competition from large, well-established medical device companies that are likely to launch new navigation and/or robotic–based products, as well as new techniques and devices for minimally invasive approaches in spine surgeries.

Large, well-established medical device companies, such as Zimmer Biomet Holdings Inc., Globus Medical Inc. and Brainlab AG, have robotics products for spine surgeries in different phases of development and/or commercialization. In July 2016, Zimmer Biomet acquired the majority of the outstanding share capital of MedTech SA, developer of the FDA-cleared and CE marked ROSA™ robot. Globus published that it received CE clearance and expects to receive FDA clearance for its surgical robotic positioning platform for spine, brain and trauma markets in the first half of 2017. Brainlab has presented a prototype of an electro-mechanical surgical support arm in some of the major spine conferences in 2016. There have been some scientific reports on performance in cervical spine surgeries by TINAVI Medical Technologies Co., Ltd., a Beijing, China-based medical device company, which offers surgical robotic systems to assist orthopedic surgeons in open and minimally invasive surgeries. The Switzerland-based medical device company, KB Medical, has announced its first clinical case with its AQrate robot. Additionally, there are companies with robotic products that have expressed interest or experimented in spine surgery guidance, such as Stryker Corporation with the Mako system, and Intuitive Surgical Inc. with its da Vinci system. There are also navigation systems that have been marketed over the past two decades in the spine market, though these have gained relatively low market share. These technologies have shown clinical value and could be further developed and marketed with greater success. These companies and many others are actively innovating in the field and some offer their robotic, or navigation systems with intra-operative 3-dimensional imaging systems that are often valuable to hospitals and physicians beyond spine surgeries but also in fields such as trauma, ear, nose and throat, and brain surgeries. Thus, unlike previously, when Mazor Robotics had the only marketable product in the field of spinal guided surgery, there are currently several other players in direct competition, with others competing in a less direct way. Thus, a surgeon interested in computer assisted spine surgery currently has a choice between at least 3 different products with regulatory clearances for spine surgery and several additional guidance systems in advanced development, as well as the “older” navigation systems. We cannot assure that a surgeon will prefer our product over the current and evolving competition.

Many of Mazor's competitors enjoy competitive advantages, including:

●	significantly greater name recognition;

●	longer operating histories;

●	established exclusive relationships with healthcare professionals, customers and third-party payors;

●	established distribution networks;

●	a more compelling technology with greater clinical value;

●	competitive pricing;

●	additional lines of products and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

●	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory clearance for products and marketing approved products; and

●	greater financial and human resources for product development, sales and marketing and patent litigation.

There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

We depend on the success of two main products for our revenue, which could impair our ability to achieve profitability.

We expect to derive most of our future revenues from sales of the Mazor X system and Renaissance, or our Surgical Guidance Systems, recurring sales of disposable products required to use the Surgical Guidance Systems in each surgical procedure, and service plans that are sold with our Surgical Guidance Systems. Our future growth and success is dependent on successfully increasing the commercialization of our Surgical Guidance Systems and the adoption of our Surgical Guidance Systems by the end users. If we are unable to achieve increased commercial adoption of our Surgical Guidance Systems, are unable to obtain regulatory clearances or approvals for future products, or experience a decrease in the utilization of our product line or procedure volume, our revenue would be adversely affected and we would not become profitable. If adverse economic, industry or regulatory events or changes occur, we may have to write off inventory as obsolete, which could negatively impact our business and revenue.

If surgeons and hospitals do not broadly adopt the concept of computer assisted spine surgeries and do not perceive such technology and related products as valuable and having significant advantages over the current "freehand" standard-of-care procedures, patients will be less likely to accept or be offered surgery with our Surgical Guidance Systems, and we will fail to meet our business objectives.

Surgeons' and hospitals' perceptions of our technology having significant advantages are likely to be based on a determination that, among other factors, our products are safe, reliable, cost-effective and represent acceptable methods of treatment. Even if we can prove the clinical value of our Surgical Guidance Systems through continued clinical use and clinical studies, surgeons may elect not to use our current and future surgical solutions for any number of other reasons. For example, surgeons may continue to operate freehand simply because such surgeries are already widely accepted. In addition, surgeons may be slow to adopt our current and future surgical solutions because of the perceived liability risks arising from the use of new products. Surgeons may not accept our current and future surgical solutions if we fail to maintain an acceptable level of product reliability or if we encounter regulatory approval or compliance issues. Hospitals may not accept our Surgical Guidance Systems because of the capital expense, which may represent a significant portion of a hospital's capital budget. Our Surgical Guidance Systems may not be cost-efficient if hospitals are not able to perform a significant volume of procedures using them.

If our current and future surgical solutions fail to achieve increased market acceptance for any of these or other reasons or if we are not successful in enforcing the contractual commitment to purchase disposable products exclusively from us, we will not be able to generate the revenue necessary to develop a sustainable business.

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

The purchase of our Surgical Guidance Systems is discretionary and requires our customers to make significant initial commitments of capital and other resources. In addition, purchase of our Surgical Guidance Systems requires a commitment to purchase exclusively from us other products and services, including our single-use disposable components. Continuing weak economic conditions or reduction in healthcare technology spending, even if economic conditions improve, could adversely impact our business, operating results and financial condition in a number of ways, including by causing longer sales cycles, lower prices for our products and services and reduced unit sales.

Fluctuations in credit and financial market conditions could delay or prevent our customers from obtaining financing to purchase or lease our Surgical Guidance Systems, which would adversely affect our business, financial condition and results of operations.

Due to the fluctuations in credit markets and currency exchange rates, our customers and overseas distributors may be delayed in obtaining, or may not be able to obtain, necessary financing for their purchases or leases of our Surgical Guidance Systems. Shifts in the world economy that have systemic or local impact might in some instances lead to our customers or overseas distributors postponing ordering of our Surgical Guidance Systems or the shipment and installation of previously ordered systems, cancelling their system orders, or cancelling their agreements with us. An increase in delays and order cancellations of this nature could adversely affect our product sales and revenues and, therefore, harm our business and results of operations.

Long lead times required by certain suppliers could prevent us from meeting the demand for our products, if we don't accurately forecast such demand, which could adversely affect our operating results.

Market uncertainty makes it difficult for us, our customers, our overseas distributors and our suppliers to accurately forecast future product demand trends, which could cause us to order and/or produce excess products that can increase our inventory costs and result in obsolete inventory. Alternatively, this forecasting difficulty could cause a shortage of products, or materials used in our products, that could result in an inability to satisfy demand within a timeframe acceptable by our customers for our products and a resulting material loss of potential revenue.

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

Our reliance on third-party suppliers, including single source suppliers, for most of the components of surgical guidance systems could harm our ability to meet demand for our products in a timely and cost effective manner.

We rely on third-party suppliers to manufacture and supply almost all of the components used in our Surgical Guidance Systems, including a number of single source suppliers to provide us with several of the major components of our Surgical Guidance Systems. We currently do not have long-term contracts with most of our suppliers. As a result, some of our suppliers are not required to provide us with any guaranteed minimum production levels, and we cannot guarantee that we will be able to obtain sufficient quantities of key components in the future. In addition, our reliance on third-party suppliers involves a number of risks, including, among other things:

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

If any of these risks materialize, costs could significantly increase and our ability to meet demand for our products could be impacted. If we are unable to satisfy commercial demand for our Surgical Guidance Systems or for our single-use disposable components in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected, and customers may instead purchase or use alternative products. In addition, we could be forced to secure new or alternative components through a replacement supplier. Securing a replacement supplier could be difficult, especially for complex components such as our Surgical Guidance Systems' components that are manufactured in accordance with our custom specifications. The introduction of new or alternative components may require design changes to our system that may be subject to FDA and other regulatory clearances or approvals. We may also be required to assess the new manufacturer's compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. As a result, we could incur increased production costs, experience delays in deliveries of our products, suffer damage to our reputation and experience an adverse effect on our business and financial results.

The overall size and risk of turnover in our capital and clinical sales teams might impair our ability to generate revenues.

To reach our revenue targets, we need to expand and strengthen our U.S. direct sales force and our foreign sales channels. Developing a sales and marketing infrastructure is expensive and time consuming and an inability to develop such an organization in a timely manner could delay the successful adoption of our products. Additionally, any sales and marketing organization that we develop may be competing against the experienced and well-funded sales and marketing infrastructure of some of our competitors. We will face significant challenges and risks in developing our sales and marketing organization, including, among others:

●	our ability to recruit, train and retain adequate numbers of qualified sales and marketing personnel;

●	the ability of sales personnel to obtain access to surgeons and persuade adequate numbers of hospitals to purchase our products;

●	the uncertainty involved with the future of the relationship with Medtronic, the profile and structure of our team might change and for a period of transition;

●	costs associated with hiring, maintaining and expanding a sales and marketing organization; and

●	government scrutiny with respect to promotional activities in the healthcare industry both domestically and abroad.

We believe that to sell and market our products effectively, we must establish a compelling clinical and commercial offering with our products. However, potential customers (e.g., surgeons and hospitals) sometimes have long-standing relationships with large, better known companies that dominate the medical devices industry through collaborative research programs and other relationships. Because of these existing relationships, some of which may be contractually enforced, surgeons and hospitals may be reluctant to adopt our technology, particularly if it competes with or has the potential to compete with or diminish the need/utilization of products supported through their own collaborative research program or by these existing relationships. Even if these surgeons and hospitals purchase our Surgical Guidance Systems, they may be unwilling to enter into collaborative relationships with us to promote joint marketing programs or to provide us with clinical and financial data.

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

Computer-assisted surgeries are the accepted standard-of-care in brain procedures, and stereotactic frames and frameless navigation devices have dominated this market for almost two decades. There are currently two other dominant robotic devices for brain surgeries, which are Medtech's ROSA™ robot and Renishaw's Neuromate©. These products compete directly with our Surgical Guidance Systems. As a result, we cannot be certain that surgeons will use our products or that our products will be competitive with current or future products and technologies. If we are unable to penetrate the brain-surgery market, we may not be able to generate the revenue necessary to develop a sustainable business.

We may encounter problems or delays in the assembly of our products or fail to meet certain regulatory requirements.

The current and intended future versions of our surgical guidance systems are complex and require the integration of a number of separate components and processes. To become profitable, we must assemble and test our Surgical Guidance Systems in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Increasing our capacity to assemble and test our products on a commercial scale will require us to improve internal efficiencies. We may encounter a number of difficulties in increasing our assembly and testing capacity, including:

●	managing production yields;

●	maintaining quality control and assurance;

●	providing component and service availability;

●	managing subcontractors;

●	hiring and retaining qualified personnel; and

●	complying with state, federal and foreign regulations.

If we are unable to satisfy commercial demand for our Surgical Guidance Systems due to our inability to assemble and test the system in compliance with applicable regulations, our business and financial results, including our ability to generate revenue, would be impaired, market acceptance of our products could be materially adversely affected and customers may instead purchase or use competing products.

Any failure in our efforts to train surgeons or hospital staff adequately could result in lower than expected product sales and potential liabilities.

A critical component of our sales and marketing efforts is the training of surgeons and operating room staff to properly use our Surgical Guidance Systems. We rely on surgeons and hospital staff to devote adequate time to learn to use our products. Convincing surgeons and hospital staff to dedicate the time and energy necessary for adequate training in the use of our system is challenging, and we cannot assure that we will be successful in these efforts. If surgeons or hospital staffs are not properly trained, they may misuse or ineffectively use our products. If nurses or other members of the hospital staff are not adequately trained to assist in using our Surgical Guidance System, surgeons may be unable to use our products. Insufficient training may result in reduced system use, unsatisfactory patient outcomes, patient injury and related liability or negative publicity, which could have an adverse effect on our product sales or create substantial potential liabilities.

We will likely continue to experience extended and variable sales cycles, which could cause significant variability in our results of operations for any given quarter.

Our Surgical Guidance Systems have lengthy sales cycles because they are a major piece of capital equipment, the purchase of which will generally require the approval of senior management at hospitals, inclusion in the hospitals' budget process for capital expenditures and, in some instances, a certificate of need from the state or other regulatory clearance. As a result, a relatively small number of units are currently installed each quarter. We estimate that the sales cycle of our Surgical Guidance Systems will continue to take an average of nine months from the point of initial identification and contact with a qualified surgeon until closing of the purchase with the hospital. In addition, the introduction of new Mazor products and competitive products could adversely impact our sales cycle as customers take additional time to assess them. Because of the lengthy sales cycle, the unit price of our Surgical Guidance Systems and the relatively small number of systems installed each quarter, each installation of our Surgical Guidance Systems can represent a significant component of our revenue for a particular quarter, particularly in the near term and during any other periods in which our sales volume is relatively low.

Certain factors that may contribute to variability in our operating results may include:

●	delays in shipments due, for example, to natural disasters or labor disturbances;

●	delays or unexpected difficulties in the manufacturing processes of our suppliers or in our assembly process;

●	timing of the announcement, introduction and delivery of new products or product upgrades by us and by our competitors;

●	timing and level of expenditures associated with expansion of sales and marketing activities and our overall operations;

●	changes in third-party coverage and reimbursement, changes in government regulation, or a change in a customer's financial condition or ability to obtain financing; and

●	hospitals' tendency to group purchases at the beginning of their budgetary cycle, which is different among hospitals.

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

Some of our customers and potential customers have joined group purchasing organizations in an effort to contain costs; these group purchasing organizations negotiate pricing arrangements with medical supply manufacturers and distributors and make these negotiated prices available to the group purchasing organization's affiliated hospitals and other members. If we fail to respond to the cost containment efforts of our customers and potential customers, we may lose sales or face downward pricing pressure, which could result in an adverse impact on our financial condition and results of operations.

If we receive a significant number of warranty claims or our Surgical Guidance Systems and specifically the  Mazor X, a newly launched system,  require significant amounts of service after sale, our costs will increase and our business and financial results will be adversely affected.

Sales of the our Surgical Guidance Systems generally include a warranty and maintenance obligation on our part for services for a period of twelve months from the date a system is installed at a customer's facility. We also provide technical and other services to customers beyond the warranty period pursuant to a supplemental service plan sold with each system. If product returns or warranty claims are significant or exceed our expectations, we could incur unanticipated reductions in sales or additional expenditures for parts and service. In addition, our reputation could be damaged and our products may not achieve market acceptance.

Software defects may be discovered in our products.

Our Surgical Guidance Systems incorporate sophisticated computer software. Complex software frequently contains errors, especially when first introduced. Because our products are designed to be used to perform complex surgical procedures, we expect that physicians and hospitals will have an increased sensitivity to the potential for software defects. We cannot assure you that our software will not experience errors or performance problems in the future. If we experience software errors or performance problems, we would likely also experience:

●	loss of revenue;

●	delay in market acceptance of our products;

●	damage to our reputation;

●	additional regulatory filings;

●	product recalls;

●	increased service or warranty costs; and

●	product liability claims relating to the software defects.

We may be subject to product liability claims, product actions, including product recalls, and other field or regulatory actions that could be expensive, divert management's attention and harm our business.

Our business exposes us to potential liability risks, product actions and other field or regulatory actions that are inherent in the manufacturing, marketing and sale of medical device products, particularly those used in surgery. We may be held liable if our products cause injury or death or are found otherwise unsuitable or defective during usage. Our Surgical Guidance Systems incorporates mechanical and electrical parts, complex computer software and other sophisticated components, any of which can contain errors or failures. Complex computer software is particularly vulnerable to errors and failures, especially when first introduced. In addition, new products or enhancements to our existing products may contain undetected errors or performance problems that, despite testing, are discovered only after installation.

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

If coverage or reimbursement from third-party payors for procedures in which our Surgical Guidance Systems are used, namely spinal fusions, is decreased or limited, hospitals may not purchase Surgical Guidance Systems and surgeons may perform fewer spinal fusions, which would harm our business and financial results.

Our ability to successfully commercialize our Surgical Guidance Systems depends significantly on the availability of coverage and reimbursement for thoracic-lumbar spinal fusion procedures from third-party payors, including governmental programs such as Medicare and Medicaid, as well as private insurance and private health plans. Reimbursement is a significant factor considered by hospitals in determining whether to acquire new capital equipment such as our technology. Although our customers have been successful in obtaining coverage and reimbursement for procedures using our products, we cannot be assured that procedures using our technology will be covered or reimbursed by third-party payors in the future or that such reimbursements will not be reduced to the extent that they will adversely affect capital allocations for purchase of our Surgical Guidance Systems.

As part of healthcare reform and other cost containment initiatives, the U.S. Congress, or the Congress, may pass legislation impacting coverage and reimbursement for healthcare services, including Medicare reimbursement to physicians and hospitals. Many private third-party payors look to Medicare's coverage and reimbursement policies in setting their coverage policies and reimbursement amounts. If the Centers for Medicare & Medicaid Services, or CMS, the federal agency that administers the Medicare program, or Medicare contractors limit payments to hospitals or surgeons for thoracic-lumbar spinal fusion surgeries, private payors may similarly limit payments. In addition, state legislatures may enact laws limiting or otherwise affecting the level of Medicaid reimbursements. As a result, hospitals may not purchase our Surgical Guidance Systems and surgeons may choose to decrease their volume of thoracic-lumbar spinal fusions, and, as a result, our business and financial results would be adversely affected.

Because hospitals receive a fixed reimbursement amount from Medicare for specified procedures or conditions, a hospital must absorb the cost of our products as part of the reimbursement payment it receives, which makes the hospital's purchasing decisions more risky, particularly those related to expensive capital equipment.

Medicare pays acute care hospitals a prospectively determined amount for inpatient operating costs under the Medicare hospital inpatient prospective payment system, or PPS. Under the Medicare PPS, the prospective payment for a patient's stay in an acute care hospital is determined by the patient's condition and other patient data and procedures performed during the inpatient stay using a classification system known as diagnosis related groups, or DRGs. CMS implemented a revised version of the DRG system that uses Medicare Severity DRGs, or MS-DRGs, instead of the DRGs which Medicare used previously. The MS-DRGs are intended to more accurately account for the patient's severity of illness when assigning each patient's stay to a payment classification. Medicare pays a fixed amount to the hospital based on the MS-DRG into which the patient's stay is assigned, regardless of the actual cost to the hospital of furnishing the procedures, items and services provided. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under the PPS for the specific costs incurred in purchasing medical devices, except under limited circumstances. Rather, reimbursement for these costs is deemed to be included within the MS-DRG based payments made to hospitals for the services furnished to Medicare eligible inpatients in which the devices are utilized. Accordingly, a hospital must absorb the cost of our products as part of the payment it receives for the procedure in which the device is used. In addition, physicians that perform procedures in hospitals are paid a set amount by Medicare for performing such services under the Medicare Physician Fee Schedule. Medicare payment rates for both systems are established annually.

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

Notwithstanding current or future FDA clearances, if granted, third-party payors may deny coverage and reimbursement if the payor determines that a therapeutic medical device is unnecessary, inappropriate, not cost-effective or experimental, or is used for a non-approved indication. Although we are not aware of any potential customer that has declined to purchase our Surgical Guidance Systems based upon third-party payors' coverage and reimbursement policies, cost control measures adopted by third-party payors may have a significant effect on surgeries performed using our Surgical Guidance Systems or as to the levels of reimbursement.

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

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the President of the United States, or the President, signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year. On January 2, 2013, the President signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. On March 1, 2013, the President signed an executive order implementing sequestration, and on April 1, 2013, the 2% Medicare payment reductions went into effect. The ATRA also, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect any future legislation or regulation will have on us. The taxes imposed by PPACA and the expansion of government’s role in the U.S. healthcare industry may result in additional losses to us, lower reimbursements by third-party payors for surgeries in which our products are used, and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations, possibly materially.

Changing models for the provision of healthcare may affect the cost-effectiveness of our Surgical Guidance Systems.

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

Our success will depend, in part, on our ability to expand our product offerings and continue to offer the advanced computer assisted solutions for spine and brain surgery and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses, products or technologies rather than through internal development. Successful acquisitions present a number of hurdles and risk, including:

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

If we are successful in our efforts to market and sell our Surgical Guidance Systems outside of the United States, we will be subject to various risks relating to our international activities, which could adversely affect our business and financial results.

We are continuing to pursue international markets for the sale of our products and, as of December 31, 2016, there were 50 SpineAssist and Renaissance systems installed in Europe, Asia and Australia. As a result of these efforts and sales, we are exposed to risks separate and distinct from those we face in our U.S. operations. Our international business may be adversely affected by changing economic conditions in foreign countries. In addition, because international sales may be denominated in the functional currency of the country where the product is being shipped, increases or decreases in the value of the U.S. dollar relative to foreign currencies could affect our results of operations. Engaging in international business inherently involves a number of other difficulties and risks, including:

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

●
compliance with existing and changing applicable foreign regulatory laws and requirements, including but not limited to the European Medical Device Directive (Council Directive 93/42/EEC), the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, Section 291A of the Israel Penal Code (prohibiting bribery of foreign government officials) as well as the domestic implementation of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions in all applicable countries;

●	foreign laws and business practices favoring local companies;

●	longer payment cycles; and

●	shipping delays.

Our exposure to each of these risks may increase our costs, impair our ability to market and sell our products and require significant management attention, resulting in harm to our business and financial results.

Our Surgical Guidance Systems are used mainly for vertebral fixation procedures during thoracic-lumbar spinal fusion surgeries. Should the standard of care change and these procedures be abandoned as the treatment of choice for the current indications, it might negatively affect our business.

According to the Orthopedic Network News report dated October 2015, an estimated 409,400 thoracic-lumbar fusion surgeries will be performed in the United States during 2015. These surgeries are the standard of care in several common spinal pathologies. However, new treatment methods continue to be innovated, such as motion preserving techniques and devices that might not benefit from the use of Mazor X and Renaissance during such surgical procedures. In such a case, the appeal to surgeons in using Mazor X and Renaissance could be diminished and have a negative effect on our business performance.

We unveiled the Mazor X, a new guidance system for spine surgeries in July 2016 and commercially launched the Mazor X in October 2016. Mazor X is the culmination of a very substantial investment by us over the past few years. Like any new system it could suffer from performance issues and its appeal to potential customers, or perceived value might not justify purchases. Such outcomes might negatively affect our business.

While great care was invested in capturing the "voice of the customer" and many industry inputs from a variety of sources, it is possible that the Mazor X will disappoint surgeons in its performance and/or value-proposition. In a market with new robotic systems with different unique selling propositions and advantages, our new product may not capture the attention we expect. While we strive to remain the commercial leader of the market segment based on innovation leadership and quality processes, our success is not guaranteed.

We may face both reputational and SEC enforcement risks with respect to conflict minerals obligations.

We are subject to disclosure requirements under section 102 of the Dodd-Frank Wall Street Reform and Consumer Protection Act regarding the source of certain minerals for which such conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured which are mined from the Democratic Republic of Congo, and adjoining countries, including: Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. These rules require reporting companies to file a conflict minerals report as an exhibit to a Form SD report with the SEC. The conflict minerals report is required to set out the due diligence efforts and procedures exercised on the source and chain of custody of such conflict minerals, in accordance with internationally recognized due diligence framework, and a description of our products containing such conflict minerals. Although we expect that we will be able to comply with the SEC rules and timely file our next annual report, in preparing to do so we are dependent upon information supplied by certain suppliers of products that contain, or potentially contain, conflict minerals. Such preparation may be costly. To the extent that the information that we receive from our suppliers is inaccurate or inadequate or our processes in obtaining that information do not fulfill the SEC’s requirements, we could face both reputational and SEC enforcement risks.

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

We could become subject to patent and other intellectual property litigation that could be costly, result in the diversion of management's attention, require us to pay damages and force us to discontinue selling our products.

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

Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of a patent litigation action is often uncertain. We have not conducted an extensive search of patents issued or assigned to other parties, including our competitors, and no assurance can be given that patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas, our competitors or other parties may assert that our products and the methods we employ in the use of our products are covered by U.S. or foreign patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. There could also be existing patents that one or more of our products or parts may infringe and of which we are unaware. As the number of competitors in the market for computer and robotic-assisted surgery grows, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. In certain situations, we may determine that it is in our best interests or their best interests to voluntarily challenge a party's products or patents in litigation or other proceedings, including patent interferences or re-examinations. As a result, we may become involved in litigation that could be costly, result in diversion of management's attention, require us to pay damages and force us to discontinue selling our products.

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

We cannot be certain that we will successfully defend against allegations of infringement of patents and intellectual property rights of others. In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the other party's patents or other intellectual property were to be upheld as valid and enforceable and we were to be found to infringe the other party's patents or violate the terms of a license to which we are a party, we could be required to pay damages. We could also be prevented from selling our products unless we could obtain a license to use technology or processes covered by such patents or were able to redesign the product to avoid infringement. A license may not be available at all or on commercially reasonable terms or we may not be able to redesign our products to avoid infringement. Modification of our products or development of new products could require us to conduct clinical trials and to revise our filings with the FDA and other regulatory bodies, which would be time consuming and expensive. In these circumstances, we may be unable to sell our products at competitive prices or at all, and our business and operating results could be harmed.

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

We enter into agreements with our employees pursuant to which such individuals grant us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israel Patents Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as "service inventions," which belong to the employer, absent a specific agreement between employee and employer giving the employee service invention rights. The Patent Law also provides that in the absence of an agreement between an employer and an employee regarding compensation for service inventions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for their inventions. Recent decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration. Although our employees have agreed to assign to us invention ownership rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could otherwise negatively affect our business.

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

In the United States, before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we must first receive either premarket clearance under Section 510(k) of the FDCA, or Premarket Approval, or PMA, from the FDA, unless an exemption applies. In the 510(k) marketing clearance process, the FDA must determine that a proposed device is "substantially equivalent" to a legally marketed device, known as a "predicate" device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Bench tests, pre-clinical and/or clinical data are sometimes required to support substantial equivalence. The PMA approval pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on data obtained in clinical trials. Both of these processes can be expensive and lengthy and entail significant fees, unless exempt. The FDA's 510(k) marketing clearance process usually takes from three to 12 months, but it can last longer. The process of obtaining PMA approval is much more costly and uncertain than the 510(k) marketing clearance process. It generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA, until an approval is obtained. There is no assurance that we will be able to obtain FDA clearance or approval for any of our new products on a timely basis, or at all.

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

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently cleared products on a timely basis. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the program, and in January 2011, announced several proposed actions intended to reform the review process governing the clearance of medical devices. The FDA intends these reform actions to improve the efficiency and transparency of the clearance process, as well as bolster patient safety. In addition, as part of the Food and Drug Administration Safety and Innovation Act, or FDASIA, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several "Medical Device Regulatory Improvements" and miscellaneous reforms which are further intended to clarify and improve medical device regulation both pre- and post-approval.

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

Modifications to our currently FDA-cleared products or the introduction of new products may require new regulatory clearances or approvals or require us to recall or cease marketing of our current products until clearances or approvals are obtained.

Our Surgical Guidance Systems have received marketing clearance from the FDA based on 510(k) applications. See "Item 4. Information on the Company - B. Business Overview - Regulatory Requirements of the U.S. Food and Drug Administration." We have not been required by the FDA to obtain PMA nor to conduct any clinical trials in support of these applications. Modifications to our products, however, may require new regulatory approvals or clearances or require us to recall or cease marketing the modified products until these clearances or approvals are obtained. Any modification to one of our 510(k) cleared products that would constitute a major change in its intended use, or any change that could significantly affect the safety or effectiveness of the device would require us to obtain a new 510(k) marketing clearance and may even, in some circumstances, require the submission of a PMA application, if the change raises complex or novel scientific issues or the product has a new intended use. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer's decision. The latest 510(k) marketing clearance for Renaissance expands the indication for use of Renaissance to brain surgeries. We may continue to make additional modifications in the future to Renaissance without seeking additional clearances or approvals if we believe such clearances or approvals are not necessary. It is expected that the FDA will introduce stringent new changes to existing policy and practices regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. Most recently, on July 9, 2012, FDASIA was enacted which, among other requirements, obligates the FDA to prepare a report for Congress on the FDA's approach for determining when a new 510(k) will be required for modifications or changes to a previously cleared device. After submitting this report, the FDA is expected to issue revised guidance to assist device manufacturers in making this determination. Until then, manufacturers may continue to adhere to the FDA's 1997 guidance on this topic when making a determination as to whether or not a new 510(k) is required for a change or modification to a device, but the practical impact of the FDA's continuing scrutiny of these issues remains unclear.  If the FDA disagrees with our past or future decisions not to seek a new 510(k) for changes or modifications to existing devices and requires new clearances or approvals, we may be required to recall and stop marketing our products as modified, which could require us to redesign our products, conduct clinical trials to support any modifications, and pay significant regulatory fines or penalties. In addition, the FDA may not approve or clear our products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. Any of these actions would harm our operating results.

Moreover, clearances and approvals are subject to continual review, and the later discovery of previously unknown problems can result in product labeling restrictions or withdrawal of the product from the market. The loss of previously received approvals or clearances, or the failure to comply with existing or future regulatory requirements could reduce our sales and future growth prospects.

We are currently required by the FDA to refrain from using certain terms to label and market our products, which could harm our ability to market and commercialize our current or future products.

The FDA's 510(k) clearances include a specification of a product's indication for use, and also authorize specific labeling and marketing claims and language in promotional materials for the U.S. market. Failure to conform with the specific cleared labeling of our products or the use of the term "Robot" in our product or corporate promotional material would be considered mislabeling or off-label promotion which might lead to:

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

Any of these sanctions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and financial condition.

We may inadvertently breach government and contractual privacy laws and obligations.

In the course of performing our business, we obtain certain confidential patient health information, such as patient names and dates of surgical procedures. In the event of an inadvertent disclosure, we could be subject to enforcement measures, including civil and criminal penalties and fines for violations of the privacy or security standards, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, or subject to violation of contractual claims of customers.

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

If we or our third-party manufacturers or suppliers fail to comply with the FDA's Quality System Regulation, our manufacturing operations could be interrupted and our product sales and operating results could suffer.

We and some of our third-party manufacturers and suppliers are required to comply with the FDA's Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. We and our manufacturers and suppliers are also subject to the regulations of foreign jurisdictions regarding the manufacturing process if we or our distributors market our products abroad. We continue to monitor our quality management in order to improve our overall level of compliance. Our facilities are subject to periodic and unannounced inspection by U.S. and foreign regulatory agencies, including notified bodies, to audit compliance with the QSR and comparable foreign regulations. If our facilities or those of our manufacturers or suppliers are found to be in violation of applicable laws and regulations, or if we or our manufacturers or suppliers fail to take satisfactory corrective action in response to an adverse inspection, the regulatory authority could take enforcement action, including any of the following sanctions:

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

Any of these sanctions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands, and could have a material adverse effect on our reputation, business, results of operations and financial condition. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

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

Depending on the corrective action we take to redress a product's deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties and civil or criminal fines.

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

In addition, as the frequency of use of our Surgical Guidance Systems increases and our business continues to grow, we may experience an increase in the number of incidents that could lead to MDR reports which we might need to file. The decision to file an MDR involves a judgment by us as the manufacturer. We have made decisions that certain types of events are not reportable under the MDR regulations; however, there can be no assurance that the FDA will agree with our decisions. If we fail to report MDRs to the FDA within the required timeframes, or at all, or if the FDA disagrees with any of our determinations regarding the reportability of certain events, the FDA could take enforcement actions against us, which could have an adverse impact on our reputation and financial results.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or "off-label" uses, resulting in damage to our reputation and business.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by FDA. Use of a device outside its cleared or approved indications is known as "off-label" use. Physicians may use our products off-label, as the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine. If the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, which could have an adverse impact on our reputation and financial results. In addition, any FDA action could trigger scrutiny by other federal and state regulatory agencies. Such scrutiny could also occur, regardless of FDA action.

We may be subject to fines, penalties, or licensure requirements, or legal liability, if it is determined that our clinical sales representatives and other employees are practicing medicine without a license.

State laws prohibit the practice of medicine without a license. Our clinical sales representatives, or CSRs, provide preoperative and intraoperative clinical and technical support to our customers, including assistance setting up the equipment, participation in the preoperative planning process, and facilitation of the surgeon's use of our Surgical Guidance Systems during surgery. Our CSRs are not engaged in the practice of medicine, but rather are assisting our customers in the safe and proper usage of our equipment and products. Nevertheless, a governmental authority or individual actor could allege the activities of our CSRs to constitute the practice of medicine. A state may seek to have us discontinue the services provided by our CSRs or subject us to fine, penalties or licensure requirements. Any determination that our CSRs are practicing medicine without a license may result in significant liability to us.

The application of state certificate of need regulations could substantially limit our ability to sell our products and grow our business.

Some states require healthcare providers to obtain a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital equipment such as our Surgical Guidance Systems. In some states, the process required of our customers to obtain this certificate is lengthy and could result in a longer sales cycle for our Surgical Guidance Systems. Further, in many cases, only a limited number of these certificates are available. As a result, our customers may be unable to obtain a certificate of need for the purchase of our our Surgical Guidance Systems, which could cause our sales to decline.

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

While we do not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, many healthcare laws and regulations apply to our business. For example, we could be subject to patient privacy regulation and enforcement by both the federal government and the states in which we conduct our business. There are multiple healthcare laws and regulations that may affect our ability to operate. New laws and regulations are being continually proposed and adopted. For example, the PPACA imposes new tracking reporting and disclosure requirements on device manufacturers for any "transfer of value" made or distributed to physicians and teaching hospitals. Device manufacturers were required to begin collecting data on August 1, 2013, register with CMS by March 31, 2014 and are required to submit certain reports to CMS disclosing payments and transfers of value made to physicians and teaching hospitals in the preceding calendar year on or before the 90th day of each calendar year. Any failure to provide the required information may result in civil monetary penalties. There are also a number of states that require the establishment of healthcare compliance programs or reporting of certain compensation or benefits provided to healthcare professionals. See "Item 4. Information on the Company - B. Business Overview - Fraud and Abuse Laws - Anti-Kickback Statutes and Federal False Claims Act."

Compliance with the reporting and disclosure obligations of the Physician Payment Sunshine Act, which is part of the Affordable Care Act of 2010, could adversely affect our business.

Compliance with the reporting and disclosure obligations of the Physician Payment Sunshine Act, or the Sunshine Act, which is part of the Affordable Care Act of 2010, could adversely affect our business.

The Sunshine Act imposes reporting and disclosure requirements for drug and device manufacturers with regard to payments or other transfers of value made to certain practitioners (including physicians, dentists and teaching hospitals), and for such manufacturers and for group purchasing organizations, with regard to certain ownership interests held by physicians in the reporting entity. On or before the 90th day of each calendar year, manufacturers covered under the Sunshine Act will be required to submit a report disclosing payments and transfers of value made in the preceding calendar year, and CMS then will publish the reported data on or before June 30 of the reporting year. In addition, medical device companies are also required to report payments to the government on an annual basis.

The Sunshine Act preempts similar state reporting laws, although we or our Subsidiaries may be required to continue to report under certain of such state laws. While we believe we have substantially compliant programs, systems and controls in place to comply with the Sunshine Act requirements, if we fail to comply with the data collection and reporting obligations imposed by the Sunshine Act, we may be subject to severe penalties, including fines.

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

Section 1128B(b) of the Social Security Act, or the SSA, commonly referred to as the "Anti-Kickback Statute," prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by the Medicare and Medicaid programs or any other federally funded healthcare program. The Anti-Kickback Statute is very broad in scope, and many of its provisions have not been uniformly or definitively interpreted by courts or regulations.

We have arrangements with surgeons, hospitals and other entities which may be subject to scrutiny. For example, we have consulting agreements with spine surgeons and neurosurgeons using or considering the use of our Surgical Guidance Systems, for assistance in product development, and professional training and education, among other things. Payment for some of these consulting services has been in the form of stock options rather than per hour or per diem amounts that would require verification of time worked. We may continue in the future to make payment for these consulting services in the form of royalties or also possibly in the form of part-time employment. In addition, various agencies may view these arrangements with our customers, including the provision of marketing grants to customers for the purposes of training surgeons and the provision of accessories at no charge or discounted prices with the purchase of our Surgical Guidance Systems, as not fully complying with federal and state fraud and abuse laws. To the extent we are found to not be in compliance, we could face potentially significant fines and penalties in addition to other more significant sanctions and we may be required to restructure our operations.

Violations of the Anti-Kickback Statute and similar state laws may result in significant fines, imprisonment and exclusion from the Medicare, Medicaid and other federal or state healthcare programs. Such fines and exclusion could have a material adverse effect on our business, financial condition and results of operations. While we believe that our arrangements with physician consultants in product development and product training and education do not violate the law, there can be no assurance that federal or state regulatory authorities will not challenge these arrangements under anti-kickback laws. See "Item 4. Information on the Company B. Business Overview – Fraud and Abuse Laws - Anti-Kickback Statutes and Federal False Claims Act."

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

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, including anti bribery laws such as the FCPA, the Israeli Penal Code, and the domestic implementation of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of these laws are broad and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If the surgeons or other providers or entities with which we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business.

Risks Relating Primarily to Our Location in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by military instability in Israel.

Our executive offices are located in Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, geopolitical and/or military conditions in Israel and its region may directly or indirectly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2014 and in November 2012, Israel was engaged in armed conflicts with a militia group and political party, which controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of northern Israel, including areas in which our employees and consultants are located, and negatively affected business conditions in Israel. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel's military campaign in Gaza in December 2008, November 2012 and again in the summer of 2014 in an endeavor to prevent continued rocket attacks against Israel's southern towns. In addition, Israel faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas. The United States has threatened Syria, another ally of Iran, with military action and there is a risk that as a result of such military confrontation, Israel will be attacked.

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

Our operations also could be adversely affected if we are unable to effectively protect ourselves against currency fluctuations in the future. We engage in short-term currency hedging activities. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel and United States or from fluctuations in the relative values of the dollar and foreign currencies in which we transact business, and may result in a financial loss. For further information, see Item 5 "Operating and Financial Review and Prospects" elsewhere in this annual report.

We are entitled to significant tax benefits in Israel that may be reduced or eliminated in the future.

Our investment program in Israel has been granted "Beneficiary Enterprise" status and we are therefore eligible for significant tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law, which was significantly amended by an amendment effective April 1, 2005, or the 2005 Amendment, and further amended by an amendment effective January 1, 2011, or the 2011 Amendment.

For example, once we reach profitability for tax purposes, we will be exempt from corporate tax for a period of two years and will be subject to a reduced corporate tax rate of between 10% and 25% for the remainder of the benefits period, depending on the level of foreign investment in our Company in each year and on the period of when profitability is reached.

In order to remain eligible for the tax benefits of an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an "Approved Enterprise", or a "Beneficiary Enterprise", we must continue to meet certain conditions stipulated in the Investment Law and its regulations. If we do not meet these requirements, we may not be eligible to receive tax benefits and we could be required to refund any tax benefits that we may receive in the future, in whole or in part, with interest. Furthermore, the tax benefits available under the Investment Law may be terminated or reduced in the future. If these tax benefits are terminated, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2016 was 25%. See "Item 10. Additional Information - E. Taxation."

Additionally, if we increase our activities outside of Israel (for example, through acquisitions) our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. Finally, in the event of a distribution of a dividend from the income that will be tax exempt under the Investment Law, in addition to withholding tax at a rate of 15% (or a reduced rate under an applicable double tax treaty), we will be subject to tax at the corporate tax rate applicable to our Approved Enterprise's and Beneficiary Enterprise's income on the amount distributed in accordance with the reduced corporate tax applicable to such profits. See "Item 10. Additional Information - E. Taxation."

Government authorities may question our tax positions or transfer pricing policies or change their laws in a manner that could increase our effective tax rate or otherwise harm our business.

We conduct operations with our Subsidiaries pursuant to transfer pricing arrangements. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms' length and that contemporaneous documentation is maintained to support the transfer prices. While we believe we have proper transfer pricing arrangements, our transfer pricing procedures are not binding on applicable tax authorities. Tax laws are continually changing and are subject to the interpretation of government agencies, which from time to time review and audit our business in the jurisdictions in which we conduct business throughout the world. If regulators challenge our tax positions, corporate structure, transfer pricing arrangements or intercompany transfers, we may be subject to fines and payment of back taxes, our effective tax rate may increase and our financial condition, results of operations and cash flow could be materially adversely affected.

In the past, we received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts, during the period between 2003 through 2010 were financed in part through royalty-bearing grants, in an amount of $1.3 million that we received from the IIA. With respect to such grants we paid royalties at a rate of 3% to 3.5% on sales proceeds up to the total amount of grants received, linked to the dollar and bearing interest at an annual rate of LIBOR applicable to dollar deposits. Even though we have repaid in full these amounts, we will still be required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 1984, or the R&D Law, and related regulations, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the R&D Law restrict the transfer outside of Israel of such know-how, and the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. Therefore, if aspects of our technologies are deemed to have been developed with IIA funding, the discretionary approval of an IIA committee would be required for any transfer to third parties outside of Israel of know how or manufacturing or manufacturing rights related to those aspects of such technologies. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel or may not grant such approvals at all.

The transfer of IIA-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company's issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company's outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

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

The rights and responsibilities of the holders of our Ordinary Shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders typical corporations incorporated in the United States. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company's articles of association, increases in a company's authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

Risks Related to an Investment in Our Shares and ADSs

We may be a "passive foreign investment company", or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our Ordinary Shares or ADSs if we are or were to become a PFIC.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is "passive income" or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we will not be a PFIC for our current taxable year and do not expect to become a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our Ordinary Shares or ADSs, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a "qualified electing fund," or QEF, or make a "mark-to-market" election, then "excess distributions" to the U.S. taxpayer, and any gain realized on the sale or other disposition of our Ordinary Shares or ADSs by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer's holding period for the Ordinary Shares (or ADSs, as the case may be); (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our Ordinary Shares or ADSs during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Although we have no obligation to do so, we intend to notify U.S. taxpayers that hold our Ordinary Shares or ADSs if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. U.S. taxpayers that hold our Ordinary Shares or ADSs are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares or ADSs in the event that we are a PFIC. See "Item 10. Additional Information - E. Taxation - U.S. Federal Income Tax Considerations" for additional information.

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

The stock market in general and the market prices of our Ordinary Shares on the TASE and our ADSs on NASDAQ, in particular, are subject to fluctuation, and changes in these prices may be unrelated to our operating performance. The market price of our Ordinary Shares and ADSs are subject to a number of factors, including:

●	announcements of technological innovations or new products by us or others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of our equipment we sell;

●	general market conditions;

●	the volatility of market prices for shares of medical devices companies generally;

●	success or failure of research and development projects;

●	departure of key personnel;

●	developments concerning intellectual property rights;

●	developments concerning regulatory approvals;

●	developments concerning standard-of-care in spine surgeries;

●	variations in our and our competitors' results of operations;

●	changes in revenues, gross profits and earnings announced by the Company;

●	changes in estimates or recommendations by securities analysts, if our Ordinary Shares or the ADSs are covered by analysts;

●	changes in government regulations or patent decisions; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

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

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as "deposited securities" or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders' meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders' meeting.

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

We are an "emerging growth company," and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years from our initial public offering in the United States which occurred in 2013. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved, to the extent applicable. In this annual report, we have included certain information about executive compensation related information that is not required by an emerging growth company. We cannot predict whether investors will find our Ordinary Shares or ADSs less attractive if we rely on these exemptions. If some investors find our Ordinary Shares or ADSs less attractive as a result, there may be a less active trading market for our Ordinary Shares or the ADSs and the price of our Ordinary Shares or the ADSs may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We chose to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our Ordinary Shares and ADSs depends on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us, or provide favorable coverage. If one or more analysts downgrade our stock or negatively change their opinion of our Ordinary Shares and ADSs, the price of our Ordinary Shares and ADSs would likely decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the rules of NASDAQ for domestic issuers. For instance, we follow home country practice in Israel with regard to, among other things, composition of the board of directors, director nomination procedures, approval of compensation of officers, and quorum at shareholders' meetings. In addition, we follow our home country law, instead of the rules of NASDAQ which require that we obtain shareholder approval, for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on NASDAQ may provide less protection than is accorded to investors under the rules of NASDAQ applicable to domestic issuers.

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

We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2017.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management is comprised of U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC which are more detailed, more extensive and are subject to more demanding deadlines than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the SEC forms applicable to foreign private issuers permit them to disclose compensation information on an aggregate basis if executive compensation disclosure on an individual basis is not required or otherwise has not been provided in the issuer’s home jurisdiction. We disclose individual compensation information, but this disclosure is not as comprehensive as that required of U.S. domestic issuers since we are not required to disclose more detailed information in Israel. We intend to continue this practice as long as it is permitted under the SEC’s rules and Israel’s rules do not require more detailed disclosure. If we lose our foreign private issuer status, we will have to file quarterly reports on Form 10-Q and we will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on NASDAQ that are available to foreign private issuers.

If we are unable to continue to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and the price of our Ordinary Shares and the ADSs may suffer.

Section 404 of the Sarbanes-Oxley Act requires a company subject to the reporting requirements of the U.S. securities laws to do an annual comprehensive evaluation of its and its subsidiaries' internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures; our management is required to assess and issue a report concerning our internal control over financial reporting. In addition, our independent registered public accounting firm may be required to issue an opinion on the effectiveness of our internal control over financial reporting at a later date.

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

Our legal and commercial name is Mazor Robotics Ltd. We were incorporated in the State of Israel on September 12, 2000. In July 2003, we changed our name from Masor Surgical Technologies Ltd. to Mazor Surgical Technologies Ltd., and in 2010 we changed our name to Mazor Robotics Ltd. In August 2007, we completed our initial public offering in Israel, and our ordinary shares have since been traded on the TASE, under the symbol “MZOR.” In May 2013, ADSs representing our Ordinary Shares commenced trading on the NASDAQ Capital Market under the trading symbol “MZOR” and are currently traded on the NASDAQ Global Market. Each ADS represents two of our Ordinary Shares.

We are a public limited liability company and operate under the provisions of the Companies Law. Our registered office and principal place of business are located at 5 Shacham Street, North Industrial Park, Caesarea, 3088900, Israel. Our telephone number in Israel is +972-4-618-7100. Our website address is www.mazorrobotics.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report and the reference to our website in this annual report is an inactive textual reference only.

In August 2004, we formed a wholly owned subsidiary in the State of Delaware under the name Mazor Surgical Technologies Inc. In October 2010, the U.S. Subsidiary changed its name to Mazor Robotics Inc. The U.S. Subsidiary has been appointed as our agent in the United States, and its registered office is located at 2711 Centerville Rd., Suite 400, Wilmington, New Castle, DE 19808.

In August 2014, we formed a wholly owned subsidiary in Singapore under the name Mazor Robotics Pte. Ltd and its registered office is located at 10 Anson Road, #26-04 International Plaza, Singapore 079903. This Singaporean subsidiary has been established to accommodate the clinical service activities we provide to our surgical systems sites in the Asia-Pacific region.

We engage in the development, production, marketing and servicing of innovative medical devices for supporting surgical procedures in the field of orthopedics and neurosurgery. We are a leading innovator in spine and brain surgery and pioneered cutting-edge surgical guidance systems and complementary products in the spine and brain surgery market. These products may provide a safer surgical environment for patients, surgeons and operating room staff.

We operate in the field of computer assisted surgery (also known as CAS) that enables the use of surgical instruments with high precision and minimal invasiveness and that contributes to the safety of a wide range of surgical procedures. Mazor Robotic’s core precision guidance technology that is implemented in the the Renaissance system and the Mazor X System is transforming spine surgery from freehand procedures to highly accurate, state-of-the-art, guided procedures that raise the standard of care with better clinical results. Our Surgical Guidance Systems have been used to perform over 24,000 procedures worldwide (with over 170,000 implants placed in those procedures) in a wide variety of spinal procedures, many of which would not have been attempted without this technology. We are continuing the development of the Surgical Guidance Systems platform for additional spine and brain surgery applications.

On May 18, 2016, we entered into two strategic agreements with Medtronic.  One agreement is a two-phase, Exclusive Lead Sharing and Distribution Agreement which provides for co-promotion, co-development and, upon meeting certain milestones, potential global distribution of the Mazor X System, or the Distribution Agreement. The second agreement is a Purchase Agreement which provides for an equity investment by Medtronic, in Mazor. The Exclusive Lead Sharing and Distribution Agreement and the Purchase Agreement, or collectively, the Medtronic Agreements are aimed at accelerating our growth and market reach by leveraging the strategic partnership for commercialization of the Mazor X System and development of synergistic products. With the combined expertise and experience of our two companies, we believe we can transform spine surgery for the benefit of more patients and those who treat them.

On July 12, 2016, we unveiled the Mazor X system, followed by the commercial launch of the system in October 2016.  The Mazor X system was developed with the goal of enhancing predictability and patient benefit, through the combination of analytical tools, multiple-source data, precision guidance, optical tracking, intra-op verification and connectivity technologies. The Mazor X platform is designed to expand the field of precision-guided spine surgery beyond trajectory guidance.

Principal Capital Expenditures

We had capital expenditures of approximately $4,263,000 in 2016, $702,000 in 2015 and $503,000 in 2014. Our capital expenditures consisted mainly of the purchase of machinery and equipment, development costs capitalized to intangible asset, systems used for training and demonstration and leasehold improvements. We have financed our capital expenditures from our available cash and short term investment and equity offerings, and expect to continue to finance our capital expenditures in a similar manner in 2017. We expect our capital expenditures in 2017 will be approximately $1,000,000 and will include amounts expended towards manufacturing infrastructure.

B.	Business Overview

We are a medical device company developing and marketing innovative surgical guidance systems and complementary products. Our expertise is computerized and imaging-based systems, primarily in the field of spine surgery. Our Surgical Guidance Systems enable surgeons to advance from freehand surgical procedures to accurate, pre-planned, state-of-the-art, precision guided procedures. Our Surgical Guidance Systems are used in multiple types of spine surgeries, whether open or minimally invasive, for a variety of clinical indications. Our Mazor X System, our Renaissance system and its predecessor have been used in over 24,000 spine surgeries, including fusion, correction of spinal deformities, biopsy collection, tumor excision and cement augmentations. Our Surgical Guidance Systems have the ability to improve clinical outcomes for patients, and may provide a safer surgical environment for surgeons and operating room staff by possible reduction of exposure to radiation.

The key elements of the Renaissance system include our RBT Device, which is a portable, computer-controlled Stewart platform that spatially positions and orients surgical tools, our Renaissance Work Station, houses our proprietary software, and several mounting platforms we have designed to serve as an interface between the patient and the RBT Device. The core guidance technology implemented in the Renaissance system enables surgeons to perform procedures with a higher degree of accuracy and precision compared to the current freehand standard of care. A pre-operative plan for each patient is developed by the surgeon using our proprietary software based on a standard three-dimensional, or 3D, computed tomography, or CT, image. The surgeon performs the procedure using surgical tools attached to the RBT Device and is guided by the RBT Device to a precise location and trajectory along the spine or in the brain in accordance with the pre-operative plan. At the beginning of the surgical procedure, an automatic 3D synchronization process independently registers the location of the system relative to the position of the patient's spine or in his brain and the pre-operative plan. Unlike conventional robotic surgery, where the robot performs the procedure guided by the surgeon, the Renaissance system guides the surgeon who performs the procedure in accordance with the pre-operative plan.

The Renaissance system is FDA–cleared, CE–marked and has regulatory clearances in several other markets, including China, Taiwan, Thailand, Canada, Russia, Singapore, Israel and Australia.

The Mazor X platform builds on the core technology of the Renaissance and the cumulative experience in the operating room, with expanded features and capabilities. Key features of the Mazor X are sophisticated 3D planning software and advanced algorithms running on a workstation and a guidance system. The guidance system includes a surgical arm, an integrated 3D camera with spatial tracking and a surgeon control panel in the sterile area.  The Mazor X system's platform integrates three processes: pre-op analytics, intra-op guidance, and intra-op verification. Pre-op analytics are performed using cutting-edge anatomy recognition abilities for surgical visualization and imaging-based 3D implant and trajectory placement planning. The planning may take place prior to the surgery or during the surgery using scan & plan, if a 3D image system is available in the operating room. Intra-op guidance utilizes precision mechanics and the surgical arm to guide tools and implants according to the surgical plan. Before instrumenting, the Mazor X eye camera provides intra-op verification of the surgical arm trajectory and position. Once verification is complete, the surgical arm and drill guide keep tools and implants on target for each trajectory. This process continues until all trajectories have been reached and implants are inserted safely and accurately into their planned position.

In September 2015, we received 510(k) clearance from the FDA for the Mazor X system and we are pursuing CE clearance which we expect to receive in 2017.

In April 2017, we received 510(k) clearance from the FDA for the Mazor X Align software, a spinal deformity correction planning software for the Mazor X system.

Mazor Robotics' products are currently active in 15 countries, with 12 distributors representing us in 18 countries.

Industry Overview - Spine

Spine Disorder Market Overview

Spine disorders are a leading driver of healthcare costs worldwide. Spinal disorders also are a leading cause of disability among people aged between 19 and 45 in the United States, and are the most common cause of job-related disability. Spine disorders afflict women and men equally and are the second most common neurological ailment in the United States - only headaches are more common. In the United States, according to the Orthopedic Network News, there are approximately 1.48 million spinal operations performed annually.

We believe the spine disorder market will continue to grow as a result of a growing, aging and more active population and rising obesity rates, which all are expected to be key drivers in the continued growth of incidence of spine disorders. The U.S. Census Bureau projects that the 65 and older age group in the U.S. will almost double from 48 million in 2015 to 88 million in 2050. In addition, improvements in healthcare have led to increasing life expectancies worldwide and the opportunity to lead more active lifestyles at advanced ages. These trends are expected to generate increased demand for spine surgeries.

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

Industry Overview - Brain

Neurosurgical Market Overview

It is estimated that 50 million Americans suffer from neurological illnesses, at an annual cost of over $450 billion in direct and indirect costs. Only a fraction of them are candidates for neurosurgical treatments, and fewer still require stereotactic brain surgeries.  Based on demographic trends, it is forecasted that the volume of intracranial neurosurgical procedures will continue to grow at about 1.2% per year. But this statistic does not take into account changes in indications for surgeries and new treatment options. New indications may increase the market potential, while new, less-invasive, treatment options may decrease the market potential for open neurosurgical treatments. Costs of procedures are expected to grow, driven by more sophisticated technologies and treatment options.

In 2016, there were about 35,000 stereotactic brain surgeries performed globally, in about 2,800 medical centers, almost half of them in the United States. Currently, three procedures, namely Deep Brain Stimulation (DBS), Stereoelectroencephalography (sEEG), and Stereotactic Brain Biopsies, account for over 95% of the stereotactic brain surgeries market.

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

Overview of Deep Brain Stimulation (DBS) Electrode Placement Surgeries

The FDA approved DBS as a treatment for essential tremor in 1997, later adding further indications, including Parkinson's Disease (2002), dystonia (2003) and Obsessive Compulsive Disorder (OCD) (2009). Several other indications are in various phases of research, like chronic pain, various affective disorders, including major depression, and other neurological disorders, mainly in severe cases and/or refractory to medication or other treatments.

In 2015, there were over 16,000 DBS surgeries globally, of which over 9,000 were performed in the United States. Parkinson's disease accounts for about 75-80% of the DBS surgeries, even though of the 1% of people over the age of 60 who are affected by Parkinson's disease, only 1 to 10% are eligible for DBS according to treatment guidelines. The DBS market was estimated at $493 million in 2014 and expected to grow at about 7% CAGR to $692 million in 2019.

Overview of Stereoelectroencephalography (sEEG)

Introduced in March 2009, by surgeons at the Cleveland Clinic, the objective of sEEG is to locate the epileptic focus/foci (point of origin) in cases refractory to conservative treatment that necessitate surgical intervention. The patients are frequently under 10 years old and remain hospitalized for monitoring for 1-2 weeks following the sEEG procedure.  It is estimated that there are about 5,000 sEEG procedures annually, of which about 3,000 are performed in the United States, in about 300 medical centers. Medtech SA, which was recently purchased by Zimmer Biomet Holdings Inc., is considered the market leader in this procedure, with systems in 35 medical centers performing sEEG currently.

Current Neurosurgical Options

Treatment options for neurological illnesses range widely by diagnosis and disease state from "watchful waiting" to non-operative conservative therapies (e.g., medications), External Beam Radiation Therapy, and a number of surgical interventions.

When neurosurgical procedures are indicated, much care is taken to avoid damage to neighboring regions of the brain and the vascular system, as well as along the surgical pathway to the lesion. Careful planning of the surgical approach is based on advanced imaging modalities. Execution of the required precise spatial localization according to the surgical plan is performed using intra-operative guidance systems, which are generally categorized as either frame-based or frameless systems. Frame-based systems, or standard stereotaxy, are considered a more accurate option but, among their limitations are that they cumbersome to use, difficult to modify trajectories during surgery, and uncomfortable for the patient. Frameless trackable/fiducial marker-based systems use image guided navigation or patient-specific, custom-made mounts to improve accuracy.

The clinical benefits of Image Guided Surgery (IGS) include:

●	precision in lesion localization;

●	reduced risk of damage to adjacent vital structures;

●	enhanced ability to execute the surgical plan; and

●	allowing for less invasive surgical approaches.

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

An emerging market segment in brain surgery is robotic neurosurgical systems. Of the various developments and companies involved in this field there are 3 main players in this market segment which are commercially available: Mazor Robotics, Zimmer Biomet (Medtech) and Renishaw.

The Limitations of Current Neurosurgical Procedures

Frame-based systems limit the surgeon's movement and are difficult to redirect intra-operatively. The rigid frames are cumbersome for the patients and the complex set-up can make operating times longer.

Navigation based systems (e.g. Brainlab AG's VectorVision) depend on direct line of sight between an infra-red camera and specialized, reflective markers. These systems are considered to be less accurate by surgeons than frame-based systems. Their online representation of spatial location in real-time does not represent the actual location of the surgical instruments but rather the system's perception of the location of the instruments. The representation of the instruments in 3 planes can lengthen the learning curve of these systems as the surgeon needs to correct the position in a single plane in a three dimensional world.

The Mazor Robotics Solution

Our Surgical Guidance Systems enable surgeons to advance from freehand surgical procedures to accurate, state-of-the-art, precision guided procedures. It has the ability to improve clinical outcomes for patients, may provide a safer surgical environment for surgeons and operating room staff by possibly reducing exposure to radiation, and deliver economic value to hospitals and payors. We believe our Mazor X and Renaissance systems offer the following benefits to patients, surgeons and hospitals:

Potential Reduction in Surgical Complications and Revision Surgeries. Preliminary findings from a four-center, prospective, controlled study which were presented in professional spine conferences during 2016 have shown a statistically significant reduction in both complications and revisions. The data compares lumbar fusion surgeries of one to three levels in a minimally invasive (MIS) approach using the Renaissance system for guidance or fluoroscopy based-guidance. These findings have been echoed in a retrospective, comparative study by four surgeons who also found a statistically significant reduction in surgical complications and revisions. When they compared 403 fusion surgeries in which Renaissance was used in a MIS approach to similar procedures performed in a MIS approach with fluoroscopy-guidance in 228 patients and 78 case freehand in an open approach, the authors saw that the odds ratio of a surgical complication were 3.0 and 3.1, respectively. In other words, the risk of a complication was 3 times higher in the fluoroscopy and freehand arms of the study. When comparing surgical revision rates, the odds ratio for a revision was 3.8 times higher in the fluoroscopy-guided MIS group compared to the Renaissance-guided MIS procedures. These data have also been presented in professional spine conferences and are being prepared for publication in peer-review literature.

Reproducible Precision and Accuracy. Clinical studies performed with the Renaissance system have shown very high levels of accuracy, with most ranging between 98.5-100% accurately placed implants. By contrast, the scientific literature on accuracy of freehand implant placement varies; however, a meta-analysis of 12,299 thoracolumbar screws, published in Spine, demonstrated 90.3% of implants were placed accurately in freehand surgeries.

Use in a Variety of Procedures. Our Surgical Guidance Systems are particularly advantageous in complex spinal procedures, such as the correction of scoliosis and other spinal deformities, long fusions and repeat/revision surgery. Precision and planning is of particular importance in complex procedures where accuracy and precision are a challenge for even the most experienced surgeons.

Possible Reduced Exposure to Radiation. Spine surgeries, particularly minimally invasive surgeries, require the use of high levels of X-ray imaging, and exposes surgeons and patients to harmful radiation. The use of our Surgical Guidance systems may significantly reduce the need for X-ray imaging during the surgery and provide for a safe overall surgical environment.

Ease of Use. Our Surgical Guidance Systems leverage and complement the surgical skills and techniques already familiar to the surgeon. This familiarity in approach combined with greater accuracy and precision accelerates the learning curve, making it usable by surgeons with a broad range of training and skills.

Reduced Costs. We believe the use of our Surgical Guidance Systems result in shorter hospital stays due to faster recovery times, lower rates of complications and a higher level of patient satisfaction.

Clinical Differentiation. We believe the benefits mentioned above will help surgeons and hospitals differentiate themselves, attracting more patients to seek medical care from them, over competitors offering less innovative and precise alternatives.

Our Strategy

Our goal is to continue to drive sales of our Surgical Guidance Systems and generate recurring revenues through sales of disposable products and service contracts by establishing our Surgical Guidance Systems as the standard-of-care in the eyes of surgeons, patients and medical facilities. We believe that we can achieve this objective by working with hospitals to demonstrate the key benefits of the Mazor X and Renaissance systems. Our strategy includes the following key elements:

●
Continue to commercialize our Surgical Guidance Systems globally. We continue to focus on commercializing our Surgical Guidance Systems by expanding our sales and marketing infrastructure through internal resources and externally through arrangements, such as through the Medtronic Agreements. We have a presence in more than 150 hospitals in 14 countries, including over 100 Surgical Guidance Systems installed in the United States. Within the United States alone the addressable market includes over 2,000 hospitals and surgical centers, creating significant opportunity for us to expand our presence and accelerate our revenue growth.

●
Drive utilization of our installed base of our Surgical Guidance Systems. Following the initial installation of our Surgical Guidance Systems at a given hospital, we take steps to expand the number of surgeons who use our system and work with the hospitals and their surgeons to promote patient education on the benefits of our Surgical Guidance systems. Increased usage of our installed Surgical Guidance Systems through surgeon education and training accelerates our recurring revenues through increased sales of our disposable products. We also intend to include in our product offerings end-to-end solutions that address more steps in Spine surgical procedures. This is expected to increase our portfolio of disposable and ancillary product offerings and to promote the use of our Surgical Guidance Systems.

●
Demonstrate the clinical and financial value proposition of our Surgical Guidance systems. Following our overall penetration strategy, we installed systems at leading academic centers and entered new U.S. metropolitan area markets. We intend to collaborate with leading surgeons and early-adopting hospitals to build additional data that supports the clinical and financial benefits of our Surgical Guidance systems. We intend to demonstrate that using our Surgical Guidance systems promotes and differentiates surgeons and hospitals as leaders for the treatment of spine disorders, while demonstrating to hospitals the financial benefits of our Surgical Guidance systems.

●
Invest in research and development. We will continue to make significant investments in research and development including investments to upgrade the hardware and software components of our Surgical Guidance Systems and to develop additional applications using our proprietary technologies and to develop future products. In addition, as part of the Medtronic Agreements we intend to collaborate with Medtronic to further develop additional innovative solutions with our Mazor X system in combination with Medtronic product offerings for spine applications.

●
Explore new ways to accelerate adoption of our products. We intend to achieve this by striving for partnerships with strategic players and to gain the benefits associated with the synergy between Mazor and potential partners.

●
Explore new ways to utilize our core knowledge and intellectual property to enter new applications. We intend to achieve this by our continued effort of our research and development team and potentially with synergy between Mazor and potential partners in areas out of spine surgery.

Our Products

Components of the Mazor X system - A surgical assurance platform for spine surgery, integrating data sources, analytical tools, guidance and imaging technologies to maximize procedure predictability and patient benefit. The Mazor X system, which is based on the same core guidance technology as the Renaissance, expands beyond trajectory guidance to address additional needs of spine surgeons and their patients.

The Mazor X Platform includes:

•	Mazor X Guidance system including the following key components:

o	A precision Surgical Arm - The Surgical Arm comprises a set of links, joints and motors. With its unique design and innovative structure, the device has six joints, each with its own range of motion enabling the arm to reach a wide variety of trajectories. The Surgical Arm is controlled by the Mazor X Workstation computer and a Central Control Unit. Arm movement is as a result of the surgical plan (described below) and is monitored in a closed loop controlling process.

o
An integrated 3D camera with spatial tracking – The Mazor X-Eye camera provides positioning verification and enables tracking functionality. The surgeon activates the tracking features using on-screen controls.

o
A surgeon control panel in the sterile area – The surgeon's screen is a table-type LCD mounted on a movable screen arm located at the top of the surgical system. Use of this multi-touch screen provides the surgeon with a close and convenient method of interaction with the system. Information displayed on the surgeon's screen and Workstation monitor is dynamically updated in real-time, simultaneously.

•
Mazor X Workstation running sophisticated software and algorithms and including a large touch screen serving as a surgeon control panel, hardware components and storage for the Guidance System when not in use. The Workstation is the main console from which the user interacts with the Mazor X system. The Workstation is a compact, fully-portable unit that facilitates easy mounting of the Surgical Arm onto an operating room table in preparation for an operation.

•	Specialized applications that will run on the Mazor X platform (under development).

•
Mazor X Spine Disposables. Mazor X disposable kits are designed to easily adapt the surgical arm to a multitude of surgical applications and for the different mounting platforms utilized by the surgeon.

•	Mazor X Spine Accessories. Mazor X accessories include trays of reusable surgical tools.

Surgical Workflow using Mazor X system

Surgical workflow using Mazor X involves the following basic 3D Planning and Intra-Operative steps:

●	3D Planning

●
Pre-Op Analytics – 3D Planning is performed using cutting-edge anatomy recognition and vertebral segmentation algorithms for surgical visualization based on a patient's images. The resulting Surgical Plan includes implant and trajectory placement planning.  The Surgical Plan may be created prior to the surgery or during the surgery using Scan & Plan.

Automated Anatomy Recognition	Vertebral Segmentation

•
Scan & Plan– Utilizes 3D intra-operative imaging systems, such as a Medtronic O-Arm system, to perform a patient scan that is then used to create the surgical plan instead of a pre-op CT. Scan & Plan is especially useful in trauma cases or when a pre-op CT is not available.

•	Intra Operative Procedure steps:

o	Import the Pre-Op Analytics plan into the Mazor X Workstation

o
Attachment of Hardware - The mounting platform is rigidly attached to the patient's spine or skull to ensure that maximum accuracy is maintained throughout the surgical procedure, even if patient movement occurs

o	Perform a 3Define Scan – This reconstructs the 3D volume to assess the working area for the surgeon

o
3D synchronization - To execute the surgical plan, it is necessary to match the CT-based plan with the patient's spine and the mounting platform through CT-to-fluoro registration. The mounting platform's spatial location is marked by a proprietary 3D Marker which is attached to it. Two fluoroscopic images of the 3D marker and the spine are taken (anterior-posterior and oblique views). Mazor X  software then automatically matches the vertebrae seen in the fluoroscopic images to those in the pre-operative CT. This automatic registration process is critical for the software to identify the location of the mounting platform relative to the patient's spine. It allows the software to calculate the motion necessary for the RBT Device. The accuracy of the 3D synchronization process is confirmed by the surgeon after visual verification for each vertebra

o	Intra-operative verification - Before instrumenting, the Mazor X Eye camera provides intra-op verification of the surgical arm trajectory and position

MAZOR X
CA-05 CA-05
Welcome user
Send Surgical Arm
T11
L1
Axial
LT
AP
Solution 1
Run Simulation
Send Surgical Arm
Clear Arm Up
T11 right 4.5×45[21.5°] Depth 80 mm (Short Tools) Straight Tool
Back
Default
Show
View
Tools
Add
Select
Marking
Edit
Delete
Undo
Redo
Export
Load
Align
Planning
Fusion
IntraOp
Next

o
Intra-operative guidance for surgical execution- Utilizes precision mechanics and the surgical arm to guide tools and implants at the right trajectory and position according to the surgical plan in the surgical field.

o	Perform surgical procedure

•
Mazor X Align software – An advanced application that will run on the Mazor X platform. X Align will use advanced measurement and visualization tools to create a simulation of the overall spinal alignment before surgery. Mazor X Align leverages the Mazor technology experience with tools for placement and trajectory planning, for predictable planning of the entire spine alignment.

In April 2017, we received 510(k) clearance from the FDA for the Mazor X Align™ software, a spinal deformity correction planning software for the Mazor X system. We intend to commercially release the Mazor X Align in 2017.

MAZOR X
PATIENT2409 MR2409
Welcome user
Marking and Alignment
3D
CT LT
S
A
P
Rod: 184.8 mm
Rod: 165.9 mm
Marking
Surgical Tools
General
Advanced
Pelvic Param.
Cobb
LL
TK
Sagittal Cobb
SVA
AUTO
Parameter
XRay
Orig. CT
Plan. CT
Diff
Norm
Cobb_0 41.3 18.8 18.8 -22.5 0.0 +/- 10.0
Cobb_1 44.6 15.7 15.7 -28.8 0.0 +/- 10.0
Cobb_2 38.4 17.2 17.2 -21.2 0.0 +/- 10.0
LL 27.2 23.5 23.5 -3.7 57.7 +/- 11.1
TK 31.1 19.2 19.2 -11.9 45.8 +/- 10.4
SS 32.0 43.5 43.5 11.5 39.1 +/- 7.6
Simulation
Reset All
Classify
Back
Default
Show
View
Tools
Add
Select
Marking
Edit
Delete
Undo
Redo
Export
Load
Align
Fusion
IntraOp
Planning
Next

•	Specialized applications (under development)

o
ArcAid – The ArcAid custom bends rods on-site for personalized patient spinal correction. ArcAid bends according to a personalized rod bending blueprint, derived from the Mazor X-align, to provide the best fit to the desired corrected spinal alignment.

o
Co-development applications with Medtronic – Mazor and Medtronic have defined a joint 2017 roadmap for co-development whose goals include integration of Medtronic's implant and imaging technology for Mazor X compatibility.

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

Mounting platforms. There are several different mounting platforms that serve as an interface and reference frame between the patient and the RBT Device. All are rigidly attached to the patient's spine or skull to maintain accuracy, despite breathing and other minor patient movements. The mounting platforms are selected by the surgeon for each procedure based on the surgical approach and surgeon's preference.

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

Pre-operative planning. A CT scan of the patient's spine is uploaded to Renaissance software to create a detailed 3D model of the patient's spine. This stage enables accurate visualization of the patient's spinal anatomy and condition, and enables the creation of a customized surgical plan in a virtual 3D environment. In addition, pre-operative planning provides better preparation for each surgery, identifies anatomical challenges, and predefines trajectories for the implants. The surgeon selects implant sizes optimized for achieving the best surgical outcome. All pre-operative planning can be performed on a personal computer with our proprietary software. To enhance safety, the pre-operative "blueprint" can be reviewed in a virtual video mode in our planning software, which provides a slice-by-slice image display in all three surgical planes, as well as a full 3D review of the surgical blueprint (Fig. 1).

Figure 1: Planning Software and 3D visualization of planning

Attachment of hardware. In the operating room, one of a few Renaissance mounting options is selected in accordance with the clinical indication and surgeon's preference. The mounting platform is rigidly attached to the patient's spine or skull to ensure that maximum accuracy is maintained throughout the surgical procedure, even if patient movement occurs.

Three-dimensional (3D) synchronization. To execute the surgical blueprint, it is necessary to match the CT-based plan with the patient's spine and the mounting platform. The mounting platform's spatial location is marked by a proprietary 3D Marker which is attached to it. Two fluoroscopic images of the 3D marker and the spine are taken (anterior-posterior and oblique views). Renaissance software then automatically matches the vertebrae seen in the fluoroscopic images to those in the pre-operative CT. This automatic registration process is critical for the software to identify the location of the mounting platform relative to the patient's spine. It allows the software to calculate the motion necessary for the RBT Device. The accuracy of the 3D synchronization process is confirmed by the surgeon after visual verification for each vertebra.

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

Figure 3: RBT Device (with an arm connected to it) on Clamp Mount ready to guide the surgeon

Mazor's "PRO" Solutions

In October 2015, we launched the ‘PRO’ (Predictable Renaissance® Operation) Solutions at the annual meeting of the North American Spine Society (NASS) which was held in Chicago, IL. The PRO Solutions are designed to support Renaissance procedures and include:

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

Pre-operative planning: A Renaissance brain procedure usually begins with a pre-operative MRI scan of the patient. The scan is uploaded into Renaissance's pre-operative 3D software for surgeons to plan the optimal trajectories prior to the procedure. Sometimes other imaging studies are loaded and fused together to provide additional layers of information such as Magnetic Resonance Angiography, CT, Diffusion Tensor Imaging and Positron Emission Tomography.

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

Figure 5: Mounting of the platform to the skull

Synchronization: A proprietary Star Marker is attached to the platform and a CT scan is taken. The CT scan is then fused with the pre-operative plan created by the surgeon with the Renaissance software. This correlates the virtual plan with the physical location of the patient and the attached mounting platform. Based on this information, the software controls the kinematics of the RBT Device to provide the surgeon with the desired trajectories above the patient's skull.

Figure 6: Star Marker attached to the mounting platform on the patient's head, while a CT scan is taken for the synchronization with the pre-operative plan.

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

We collaborated with Alpha-Omega Ltd., a manufacturer of actuators that advance electrodes into the patient's brain. The first in-vivo procedure using the Renaissance system was performed in August 2013.

PRO Scan & Plan

This application is designed to obviate the need for a pre-operative CT scan by using an available intra-operative 3D imaging system (fluoroscopy- or CT-based). This 3D scan is performed after attaching the selected Renaissance mounting system to the patient. When using this application, there is no need to correlate the plan with the patient's location relative to the RBT Device, as the 3D synchronization process is inherent to the image acquisition process. Once the 3D images are acquired, the surgeon utilizes them to plan the operation based on these images in the operating room. While this application has been cleared by the FDA, it is currently used clinically in a selective manner.

PROlat Posterior guided instrumentation in the lateral position

PROlat™ enables placement of pedicle screws posteriorly while the patient is in the lateral decubitus position. By maintaining the patient in the lateral position, it is possible to shorten the surgery time and reduce the potential for unnecessary risks to the patient.

Other Potential Applications

We believe that with further research and development of our technology, we can develop applications for other areas of the body or for additional applications within brain and spine surgeries. Should we elect to develop and commercialize additional potential applications of Renaissance and Mazor X within or outside of the brain and spine surgery markets, we will need to seek the appropriate marketing clearance from the FDA and any other required regulatory approvals for such applications.

Sales and Marketing

We are continuing to develop a sales and marketing organization that consists of a capital sales team, a clinical sales team and a marketing team. Our sales and marketing team is comprised of executives with experience from major surgical robotic technology companies including Intuitive Surgical Inc., Johnson and Johnson, Hansen Medical Inc., Stereotaxis Inc. and others. The capital sales team drives capital equipment sales of Renaissance and Mazor X and the associated applications, while the clinical sales team focuses on the further penetration of existing clients through education marketing activities and training.

As of December 31, 2016, our U.S. sales team had a total of 89 employees, 20 of whom handle capital sales, including a Vice President of Capital Sales of United States, and 7 sales directors. The U.S. clinical sales team includes 58 representatives, a Vice President of Clinical Sales of United States, 8 regional managers and 2 regional directors. The international sales team includes the Vice President for Sales, 2 capital sales managers, 1 clinical sales director and 2 clinical sales representatives. The international sales team sells mainly through distributors covering 9 countries in Europe and 8 countries in Asia-Pacific. Together with the marketing team, they are responsible for defining and executing our global commercialization strategy.

Our marketing team includes 11 members and one part-time employee, including 4 members in the U.S. based team. In addition, we have a training team, in charge of coordinating and providing training to new and existing customers, which includes a Vice President, a training director and 3 team members.

As part of the Medtronic Agreements, in the first phase of lead sharing, Medtronic’s sales team are responsible for generating awareness for and interest in the Mazor X System for spine applications, bringing surgeons to labs and generate qualified leads, before handing the leads to our capital sales team to close the sales. Mazor’s capital sales team is also responsible for generating leads – for the Renaissance system and Mazor X System, in addition to the leads generated by Medtronic’s team. To date we have trained over 100 Medtronic sales team leaders on the Mazor X System and they are tasked with sharing their knowledge with the hundreds of sales reps Medtronic has dedicated to the effort.

Our sales and marketing goals are to continue to drive capital equipment sales of our Surgical Guidance Systems and associated applications and to generate recurring revenue through sales of disposable products and service contracts. To achieve these goals, we must continue to promote adoption of the Mazor X and Renaissance by surgeons and hospitals and build demand for the procedure among patients through the following sales and marketing strategy:

●
Actively target hospitals with a significant spine practice. We believe that successful adoption depends on the routine implementation of Surgical Guidance systems into the surgeon's and facility's routine operations. Such facilities also provide the potential to sell systems into additional practices.

●
Facilitate independent clinical research by surgeons. We collaborate with surgeons to conduct research on the implementation, clinical outcomes, radiation exposure and other variables which are inherent to, or derived from, the adoption and utilization of Surgical Guidance Systems in a surgical spine program.

●
Encourage medical facilities to embark on a marketing program that would promote and publicize their Surgical Guidance System-based spine program. We work with hospitals and help them to educate surgeons, referring physicians and patients regarding the clinical benefits that Surgical Guidance Systems provide. This increased patient awareness in the community regarding such benefits has the potential to improve quality of care for patients undergoing procedures using our products.

●
Training and Education. We train and educate through a variety of activities such as observing Surgical Guidance Systems cases, participating in bio-skills workshops to provide prospective customers with hands-on experience by operating on a cadaver using the Surgical Guidance Systems system and participating in peer-to-peer interactions. We also offer comprehensive and advanced training to our surgeons and operating room staff.

The generation of recurring revenues through sales of our disposable products and service contracts is an important part of our Surgical Guidance Systems business model. We anticipate that as we leverage each new installation of our Surgical Guidance Systems to generate recurring sales of disposable products our recurring revenues will grow. Because of the technical design and programming of our Surgical Guidance Systems, the system only works with Mazor's proprietary disposable kits. We also offer annual service contracts that provide maintenance and support services related to our Surgical Guidance Systems beyond the basic one-year warranty period.

We provide training to surgeons and hospital staff on the use of our Surgical Guidance Systems. Through training we are increasing familiarity with our Surgical Guidance Systems and helping ensure safe and proper usage of our equipment and products by surgeons and hospitals, which we hope enables seamless adoption of our Surgical Guidance Systems. The presence of our representatives in the hospitals also provides us with immediate feedback and understanding of our customers' preferences and requirements in clinical conditions.

Seasonality of Business

While our business is growing and changing rapidly, we believe it is subject to quarterly seasonal fluctuations because of customary capital expenditure trends by hospitals due to various hospital budget considerations which are not in our control. Hospitals tend to group purchases at the beginning of their budgetary cycle, which is different among hospitals. Therefore, it is hard to predict results of a certain quarter and some quarters may be weaker than others. For the year ended December 31, 2016, no single hospital customer accounted for more than ten percent of our total revenue and the loss of any single hospital customer is not expected to have a material adverse effect on us.

Intellectual Property

We seek patent protection for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend patent rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

We own sixteen U.S. patents. In addition, we also have three further applications in which claims were allowed and issue is awaited. In addition, we have filed in the United States eight additional patent applications and eight provisional patent applications. A provisional patent application is a preliminary application that can be filed less formally than a non-provisional application, and establishes a priority date for the patenting process for the invention disclosed therein.

We have also licensed five U.S. patents. In addition, we own thirty-four patents, grouped in seven families of separate inventions that were granted in other countries. We also have one further application in which claims were allowed and grant is awaited. We also have sixteen pending patent applications outside of United States, grouped in ten families of separate inventions. We also have three PCT (Patent Cooperation Treaty) international patent applications. A PCT application is an application made in multiple countries, which ultimately needs converting into National Phases in separate countries. All of our patents and patent applications are in the areas of computer-assisted surgery, robotics, imaging and implants. Our patents expire between the years 2021 and 2033. Certain of our in-licensed patents have royalty obligations.

We cannot be sure that any patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future. There is also a significant risk that any issued patents will have substantially narrower claims than those that are currently sought.

We cannot be sure that any of our patents will be commercially useful in protecting our technology. We also rely on trade secrets to protect our product candidates. Our commercial success also depends in part on our non-infringement of the patents or proprietary rights of third parties. For a more comprehensive discussion of the risks related to our intellectual property, please see "Item 3. Key Information – D. Risk Factors – Risks Related to Our Intellectual Property."

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

Exclusive Lead Sharing and Distribution Agreement and Purchase Agreement with Medtronic.

On May 18, 2016, Mazor entered into two strategic agreements with Medtronic. One agreement is a two- phase Exclusive Lead Sharing and Distribution Agreement which provides for co-promotion, co-development and, upon meeting certain milestones, potential global distribution of the Mazor X System. The second agreement is a Purchase Agreement which provides for an equity investment by Medtronic in Mazor.

Exclusive Lead Sharing and Distribution Agreement

The Exclusive Lead Sharing and Distribution Agreement is a commercial agreement which has an initial U.S.-based co-promotion phase. Subject to meeting certain milestones defined in the agreement, and the parties' mutual decision to proceed, the relationship will enter a second phase. During the second phase, Medtronic will assume exclusive global sales and distribution rights for the Mazor X system. The second phase includes annual minimum sales amounts with a cumulative potential of hundreds of Mazor X systems over a four-year period. The commercial agreement relates to Mazor X systems and applications for the spine surgery market. Under the agreement, Medtronic placed an order for 15 Mazor X Systems during 2016, of which nine systems were supplied by December 31, 2016 and the remaining six systems were supplied in the first quarter of 2017.

The agreement also provides for collaboration in the following main areas:

•	Marketing activities – Medtronic is committed to actively marketing the Mazor X system. Mazor and Medtronic are working on joint efforts to create market awareness of the Mazor X System.

•
Sales Activities – In the first phase of the agreement, Medtronic's sales team is responsible for generating awareness for and interest in the Mazor X System for Spine applications. This involves bringing surgeons to labs and generating qualified leads, before providing the leads to Mazor's capital sales team to close the sales. If triggered, in the second phase of the agreement Medtronic would assume responsibility for global distribution of the Mazor X System for spine applications.

•	Co-development activities – Mazor and Medtronic will co-develop synergistic products and applications for spine surgery. This activity has already commenced.

•
Revenue sharing – Mazor will pay a lead sharing fee to Medtronic for Qualified leads Medtronic delivers to Mazor. Medtronic will pay a synergy fee to Mazor for every case where a Mazor X system is used in association with Medtronic implants. Under certain circumstances, Medtronic will pay a synergy fee to Mazor regarding Renaissance usage with Medtronic implants.

Purchase Agreement

The Purchase Agreement provides for a three-tranche equity investment in Mazor.  In the first tranche, which closed in May 2016, Medtronic purchased from Mazor newly issued securities representing four percent of Mazor's issued and outstanding share capital on a fully diluted basis, at a price per ADS of $11.42, which was equal to the trailing 20-day volume weighted average price of the shares, or a total of $11.9 million. In the second tranche, which closed in August 2016, upon the achievement by Mazor of certain operational milestones, Medtronic purchased newly issued securities representing 4.1 percent of Mazor's issued and outstanding securities. This investment brought Medtronic to a total holding of 8.4 percent of Mazor’s issued and outstanding securities, or 7.3 percent of Mazor’s issued and outstanding securities on a fully diluted basis. The price per ADS in the second tranche was $21.84, which was the average price per share during the 20 trading days following the occurrence of the above-mentioned milestones.

In a potential third tranche, Mazor will have the right to require Medtronic to consummate the purchase of Mazor securities such  that after the investment they will own up to fifteen percent of Mazor's outstanding ordinary shares on a fully diluted basis.  Consummation of this tranche is subject to consummation of the second tranche as well as the commencement of the second phase of the Exclusive Lead Sharing and Distribution Agreement, and, provided certain other conditions are met, will be solely at Mazor's discretion, at a per-share price equal to the trailing 20-day volume weighted average price prior to Mazor's exercise of the option. Medtronic, at its sole discretion, may cap the third tranche at $20 million.

Competition

We believe that the principal competitive factors in our market include:

●	the safety and efficacy of the procedure and product offerings, as documented through published studies and other clinical reports;

●	product benefits, including the ability to offer spine surgeons a complete solution for posterior spinal procedures;

●	the cost of product offerings and their clinical value within the economics of the procedure they are used in;

●	the strength of acceptance and adoption by spine surgeons and hospitals;

●	the ability to deliver new product offerings and enhanced technology to expand or improve upon existing applications through continued research and development;

●	the quality of training, services and clinical support provided to surgeons and hospitals;

●	the ability to provide proprietary products protected by strong intellectual property rights; and

●	the ability to offer products that are intuitive and easy to learn and use.

Competitors

2016 has been a pivotal year in the field of spinal surgical guidance systems. Nowhere was this more evident than in the annual meeting of the North American Spine Society (NASS) which was held in Boston, Massachusetts, at the end of October, 2016. There were 5 companies displaying robotic systems in their booths. Zimmer Biomet Holdings Inc., presented the ROSA system which was developed by Medtech SA, which was acquired by Zimmer Biomet in July 2016. ROSA is both CE-marked and FDA-cleared for use in brain and lumbar spine surgeries. Globus Medical Inc. presented the Excelsius GPS system which they purchased from Excelsius Surgical LLC during 2014 and has since been in development. They have disclosed that they expect FDA clearance in the first half of 2017 for the Excelsius GPS system. Brainlab AG displayed a prototype robotic system for spine surgeries but did not disclose information about the development stage. Mazor Robotics presented for the first time the new Mazor X System, which captured significant attention from attendees. Medtronic also displayed a Mazor X system at their booth alongside an O-arm as marketing initiatives as part of the Medtronic Agreements.

The competitive exhibitors at NASS seem to be in the most advanced stages of commercialization, yet are not alone in the spine market. Several other companies are in various development phases of development. Two examples are TINAVI Medical Technologies Co., Ltd., a Beijing, China,-based medical device company, which offers surgical robotic systems to assist orthopedic surgeons in open and minimally invasive surgeries. The other is Switzerland-based medical device company, KB Medical, which announced their first clinical case with their AQrate robot.

Additional companies that could choose to enter this market include Stryker Corporation, potentially adapting the Mako system to spine surgeries, and Intuitive Surgical Inc. with its da Vinci system which has been used clinically for several specific spinal indications.

In previous years, Mazor considered the navigation systems, such as those offered by Medtronic, Stryker Corporation and Brainlab AG, as its main competitors. While these have gained relatively low market share in spine, these technologies have been gaining traction in recent years, especially due to the growing availability of 3-dimensional intra-operative imaging systems such as Medtronic's O-arm, which is conditional for these systems (as well as for the new robotic systems that have entered the market).

We believe that surgeons are likely to adopt robotic-based technologies for spine and brain surgeries and view this as the main competitive field for our products. Large, well-known companies, however, have the ability to acquire and/or develop robotic technologies that may compete with our products.

We intend to compete and drive increased adoption of our Renaissance and newly launched Mazor X systems based on their benefits, including the safety and efficacy of our procedure, the ability to expand or improve upon existing applications through continued research and development and the ability to offer products that are intuitive and easy to learn and use.

Several competitors and potential competitors have significantly greater resources, sales and distribution networks, and other advantages over Mazor's independent capability. However, the strategic partnership between us and Medtronic can provide a long-term ability to help meet these competitive challenges. Currently, we are still in the co-promotional U.S.-focused first phase of the commercial agreement with Medtronic and have yet to meet the requisite terms necessary to advance to the second phase of global distribution of the Mazor X system.

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

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either premarket notification (510(k)) marketing clearance or approval of a PMA from the FDA. The FDA classifies medical devices into one of three classes. Class I devices, considered to have the lowest risk, are those for which safety and effectiveness can be assured by adherence to the FDA's general regulatory controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (General Controls). Class II devices are subject to the FDA's General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device (Special Controls). Manufacturers of most class II and some class I devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. This process is generally known as 510(k) marketing clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in class III, requiring approval of a PMA.

510(k) Marketing Clearance Pathway

The 510(k) clearance process is the regulatory process applicable to our current, marketed products. To obtain 510(k) marketing clearance, we must submit a premarket notification demonstrating that the proposed device is "substantially equivalent" to a legally marketed "predicate device" that is either in class I or class II, or to a class III device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA. A Special 510(k) is an abbreviated 510(k) application which can be used to obtain clearance for certain types of device modification such as modifications that do not affect the intended use of the device or alter the device's fundamental scientific technology. A Special 510(k) generally requires less information and data than a complete, or Traditional 510(k). In addition, a Special 510(k) application often takes a shorter period of time, which could be as short as 30 days, than a Traditional 510(k) marketing clearance application. An abbreviated 510(k) is another type of 510(k) that is intended to streamline the review of data in a 510(k) through the reliance on one or more FDA-recognized consensus standards, special controls established by regulation, or FDA guidance documents. In most cases, an abbreviated 510(k) includes one or more declarations of conformity to an FDA-recognized consensus standard. The FDA's 510(k) marketing clearance pathway usually takes from three to twelve months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. There is no guarantee that the FDA will grant 510(k) marketing clearance for our future products and failure to obtain necessary clearances for our future products would adversely affect our ability to grow our business.

The FDA is currently considering proposals to reform its 510(k) marketing clearance process and such proposals could include increased requirements for clinical data and a longer review period. In response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the 510(k) program, and in January 2011, announced several proposed actions intended to reform the review process governing the clearance of medical devices. The FDA intends these reform actions to improve the efficiency and transparency of the clearance process, as well as bolster patient safety. For example, in July 2011, the FDA issued a draft guidance document entitled "510(k) Device Modifications: Deciding When to Submit a 510(k) for a Change to an Existing Device," which was intended to assist manufacturers in deciding whether to submit a new 510(k) for changes or modifications made to the manufacturer's previously cleared device. While this draft guidance was subsequently withdrawn, the FDA is expected to replace the 1997 guidance document on the same topic. As part of FDASIA, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several "Medical Device Regulatory Improvements" and miscellaneous reforms which are further intended to clarify and improve medical device regulation both pre- and post-approval. One of these provisions obligates the FDA to prepare a report for Congress on the FDA's approach for determining when a new 510(k) will be required for modifications or changes to a previously cleared device. After submitting this report, the FDA is expected to issue revised guidance to assist device manufacturers in making this determination. Until then, manufacturers may continue to adhere to the FDA's 1997 guidance on this topic when making a determination as to whether or not a new 510(k) is required for a change or modification to a device, but the practical impact of the FDA's continuing scrutiny of these issues remains unclear. It is possible that any new guidance will make substantive changes to existing policy and practice regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. Specifically, industry has interpreted the withdrawn draft guidance to take a more conservative approach in requiring a new 510(k) for certain changes or modifications to existing, cleared devices that might not have triggered a new 510(k) under the 1997 guidance. We cannot predict which of the 510(k) marketing clearance reforms currently being discussed and/or proposed might be enacted, finalized or implemented by the FDA and whether the FDA will propose additional modifications to the regulations governing medical devices in the future. Any such modification could have a material adverse effect on our ability to commercialize our products.

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed changes requires submission of a 510(k) or a PMA, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made and plan to continue to make additional product enhancements to the Renaissance system and Mazor X system and other products that we believe do not require new 510(k) marketing clearances. We cannot be assured that the FDA would agree with any of our decisions not to seek 510(k) marketing clearance or PMA approval.

For risks related to 510(k) marketing clearance, see "Item 3. Key Information – D. Risk Factors – Risks Related to Regulatory Compliance."

PMA Approval Pathway

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process or is class III (although the FDA has discretion to continue to allow certain pre-amendment class III devices to use the 510(k) process). A PMA must generally be supported by, among other things, extensive data, including, but not limited to, technical, preclinical and clinical data, and manufacturing and labeling information, to demonstrate to the FDA's satisfaction the safety and effectiveness of the device for its intended use. After a pre-market approval application is submitted and filed, the FDA begins an in-depth review of the submitted information, which typically takes between one and three years, but may take significantly longer. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide responses to specific questions that the FDA asks of them related to the supportive data and approvability of the device. The FDA may or may not accept the panel's responses. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers' or suppliers' manufacturing facility or facilities to ensure compliance with the QSR. The FDA may also conduct a Bioresearch Monitoring Program, or BIMO inspection of the Sponsor and/or Contract Research Organization, or CRO and/or the clinical facilities involved in the clinical study supporting the PMA.

New PMAs or PMA supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device's indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. None of our products are currently approved under a PMA approval. However, we may in the future develop devices which will require the approval of a PMA. There is no guarantee that the FDA will grant PMA approval of our future products and failure to obtain necessary approvals for our future products would adversely affect our ability to grow our business.

The Food and Drug Administration Modernization Act of 1997 added the "De Novo" classification option as an alternative pathway to classify new devices that had automatically been placed in Class III due to the lack of a predicate device. The De Novo process applies to low and moderate risk devices that have been classified as Class III, because they were found not substantially equivalent to existing devices. At this time, we do not intend to use the De Novo process but, if we do for any future modifications that might otherwise require a PMA, there is no guarantee it will be successful and we could be required to submit a PMA.

Clinical Trials

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) marketing clearance. Such trials generally require submission of an investigational device exemption application, or IDE, to the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. If an IDE is required, the FDA will review the submission and it must be approved, and the appropriate institutional review boards, or IRBs, at the clinical sites must approve the study, before clinical trials may begin. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we are also required to obtain the patient's informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the United States. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

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

●	the FDA's recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

●	notices of corrections or removals.

We must also obtain all necessary state permits or licenses to operate our business. As a manufacturer, we are subject to announced and unannounced inspections by the FDA to determine our compliance with FDA's QSR and other regulations.

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

In the European Economic Area, or the EEA (which is comprised of the 28 Member States of the EU plus Norway, Iceland and Liechtenstein), medical devices must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC). Other countries, such as Switzerland and Turkey, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices compliance with the essential requirements of the EU Medical Devices Directive, as a prerequisite to be able to affix the CE mark of conformity, without which medical devices cannot be marketed or sold in these countries. To demonstrate compliance with the essential requirements medical devices manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements, a conformity assessment procedure requires the intervention of a Notified Body, a third party organization designated by competent authorities of an EEA country to conduct conformity assessments. The Notified Body would typically audit and examine the products' Technical File and the quality system for the manufacture, design and final inspection of the devices before issuing a CE Certificate of Conformity demonstrating compliance with the relevant essential requirements of the Medical Devices Directive. In addition, compliance with ISO 13845 on quality systems issued by the International Organization for Standards, among other standards, establishes the presumption of conformity with the quality management system requirements of the Medical Devices Directive. In addition, many countries apply requirements in their reimbursement, pricing or health care systems that affect companies' ability to market products.

Health Care Laws and Regulations

Third-Party Coverage and Reimbursement

In the United States and elsewhere, health care providers that perform surgical procedures using medical devices such as ours generally rely on third-party payors, including governmental payors such as Medicare and Medicaid and private payors, to cover and reimburse the associated medical and surgical costs. Consequently, sales of medical devices are dependent in part on the availability of reimbursement to the customer from third-party payors. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. In general, third-party payors will provide coverage and reimbursement for medically reasonable and necessary procedures and tests that utilize medical devices and may provide separate payments for the implanted or disposable devices themselves. Most payors, however, will not pay separately for capital equipment, such as for our Surgical Guidance Systems. Instead, payment for the cost of using the capital equipment is considered to be covered as part of payments received for performing the procedure. In determining payment rates, third-party payors are increasingly scrutinizing the prices charged for medical products and services in comparison to other therapies. The procedures in which our products are used may not be reimbursed by these third-party payors at rates sufficient to allow us to sell our products on a competitive and profitable basis.

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

In addition to PPACA, various healthcare reform proposals have also emerged at the state level. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect any future legislation or regulation will have on us. The taxes imposed by the PPACA and the expansion in government's role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursements by payors for our products, and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations, possibly materially.

Medicare and Medicaid

The Medicare program is a federal health benefit program administered by the CMS, that covers and pays for certain medical care items and services for eligible elderly (age>65), blind and disabled individuals, and individuals with end stage renal disease. The Medicaid program is a federal-state partnership under which states receive matching federal payments to fund healthcare services for the poor. Because about 40% of patients undergoing spine surgery are Medicare beneficiaries, and because some private commercial health insurers and some state Medicaid programs may follow the coverage and payment policies for Medicare, Medicare's coverage and payment policies are significant to our business.

Medicare coverage for procedures using our technology currently exists in the hospital inpatient setting, which falls under Part A of the Medicare program. Under Medicare Part A, Medicare reimburses acute care hospitals a flat prospectively determined payment amount for beneficiaries receiving covered inpatient services in an acute care hospital. This method of payment is known as the PPS. Under PPS, the prospective payment for a patient's stay in an acute care hospital is determined by the patient's condition and other patient data and procedures performed during the inpatient stay using a classification system known as DRGs. CMS has implemented a revised version of the DRG system that uses MS-DRGs, instead of the DRGs Medicare previously used. The MS-DRGs are intended to more accurately account for the patient's severity of illness when assigning each patient's stay to a payment classification. Medicare pays a fixed amount to the hospital based on the MS-DRG into which the patient's stay is classified, regardless of the actual cost to the hospital of furnishing the procedures, items and services that the patient's condition requires, except under limited circumstances. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the specific costs incurred in purchasing medical devices. Rather, reimbursement for these costs is deemed to be included within the MS-DRG based payments made to hospitals for the services furnished to Medicare eligible inpatients in which the devices are utilized. For cases involving unusually high costs, a hospital may receive additional "outlier" payments above the pre-determined amount. In addition, there is a mechanism by which new technology services can apply to Medicare for additional payments above the pre-determined amount, although such requests have not been granted frequently.

Because PPS payments are based on predetermined rates and may be less than a hospital's actual costs in furnishing care, acute care hospitals have incentives to lower their inpatient operating costs by utilizing products, devices and supplies that will reduce the length of inpatient stays, decrease labor or otherwise lower their costs. For each MS-DRG, a relative weight is calculated representing the average resources required to care for cases grouped in that particular MS-DRG relative to the average resources used to treat cases in all MS-DRGs. MS-DRG relative weights are recalculated every year to reflect changes in technology and medical practice in a budget neutral manner. Under the MS-DRG payment system, there can be significant delays in obtaining adequate reimbursement amounts for hospitals for new technologies such that reimbursement may be insufficient to permit broad acceptance by hospitals.

Our Surgical Guidance Systems are usually used in the inpatient setting in spinal fusion procedures which are considered standard-of-care for several diseases. Our Surgical Guidance Systems are employed in several other spine surgeries (e.g., spinal biopsy, cement augmentations), all of which are well established treatments for specified spinal diseases. We anticipate that Medicare will continue to reimburse hospitals for spinal fusions using our Surgical Guidance Systems, but CMS can revise MS-DRG assignments from year to year.

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

Anti-Kickback Statutes and Federal False Claims Act

The federal healthcare programs' Anti-Kickback Statute prohibits persons from soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare or Medicaid. The definition of "remuneration" has been broadly interpreted to include anything of value, including for example gifts, certain discounts, the furnishing of free supplies, equipment or services, credit arrangements, payments of cash and waivers of payments. The PPACA amended the intent requirement of the Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of the Anti-Kickback Statute or specific intent in order to violate it. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute, discussed in more detail below.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG, to issue a series of regulations, known as "safe harbors." These safe harbors, issued by the OIG beginning in July 1991, set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.

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

Another development affecting the healthcare industry is the increased use of the federal Civil False Claims Act and, in particular, actions brought pursuant to the False Claims Act's "whistleblower" or "qui tam" provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the Civil False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

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

Additionally, several bills have been passed or are pending, at both the state and federal levels that expand the anti-kickback laws to require, among other things, extensive tracking and maintenance of databases regarding relationships to physicians and healthcare providers. The PPACA imposes new reporting and disclosure requirements on device manufacturers for any "transfer of value" made or distributed to physicians and teaching hospitals, otherwise known as the Sunshine Act. Device manufacturers were required to begin collecting data on August 1, 2013, register with CMS by March 31, 2014 and are required to submit certain reports to CMS disclosing payments and transfers of value made to physicians and teaching hospitals in the preceding calendar year on or before the 90th day of each calendar year.

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

It is possible that regulatory agencies may view our physician and customer arrangements as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We would be materially and adversely affected if regulatory agencies interpret our financial relationships with spine surgeons, hospitals or other customers who order our products to be in violation of applicable laws. In addition, various agencies may view these arrangements with our customers, including the provision of marketing grants to customers for the purposes of training surgeons and the provision of accessories at no charge or discounted prices with the purchase of our Surgical Guidance Systems, as not fully complying with federal and state fraud and abuse laws. To the extent we are found to not be in compliance, we could face potentially significant fines and penalties in addition to other more significant sanctions and we may be required to restructure our operations. This could subject us to monetary penalties for non-compliance, the cost of which could be substantial. The costs of defending such claims, as well as any sanctions imposed or negative public perceptions resulting therefrom could have a material adverse effect on our financial performance.

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

In addition to creating the two new federal healthcare crimes, regulations implementing HIPAA also establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses, which are referred to as "covered entities." Three standards have been promulgated under HIPAA's regulations: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards, which require covered entities to implement and maintain certain security measures to safeguard certain electronic health information, including the adoption of administrative, physical and technical safeguards to protect such information.

In 2009, Congress passed the American Recovery and Reinvestment Act of 2009, or ARRA, which included sweeping changes to HIPAA, including an expansion of HIPAA's privacy and security standards. ARRA includes HITECH, which, among other things, made HIPAA's privacy and security standards directly applicable to "business associates" of covered entities effective February 17, 2010. A business associate is a person or entity that performs certain functions or activities on behalf of a covered entity that involve the use or disclosure of protected health information in connection with recognized health care operations activities. As a result, business associates are now subject to significant civil and criminal penalties for failure to comply with applicable standards. Moreover, HITECH creates a new requirement to report certain breaches of unsecured, individually identifiable health information and imposes penalties on entities that fail to do so. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions. The final omnibus rule modifies the breach reporting standard in a manner that will likely make more data security incidents qualify as reportable breaches. We believe that we are neither a covered entity nor, as of February 17, 2010, a business associate of our hospital customers. As such, we believe that we are not directly subject to these HIPAA standards; however, there is no guarantee that the government will agree with our determination. If the government determines that we are a business associate, we could be subject to enforcement measures, including civil and criminal penalties and fines for violations of the privacy or security standards. For the purpose of avoiding risk associated with our exposure to individually identifiable health information, we have voluntarily adopted and trained our personnel on an internal policy addressing the fundamentals of HIPAA compliance. While the government intended this legislation to reduce administrative expenses and burdens for the healthcare industry, our compliance with certain provisions of these standards entails significant costs for us.

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

Manufacturing and Assembly

Our Surgical Guidance Systems includes off-the-shelf and custom made components produced to our specifications by various third parties. We purchase from a number of suppliers major components of the Mazor X and Renaissance system. For the Mazor X system we, or our subcontractors, purchase the computer hardware, the controllers, the screen, system console, the molded plastic housing and machined metal parts, and the various electro-mechanical components that support the Mazor X System.  For the Renaissance system, we purchase the computer hardware, the RBT Device and its controllers, the screen, system console, the molded fiberglass housing and machined metal parts, and the various electro-mechanical components that support the Renaissance system. We internally develop the software components and license certain software components that are generally available for commercial use as open source software.

We outsource manufacturing of the Mazor X System and the Renaissance System, as well as most of the product's sub-assemblies which are assembled by subcontractors according to work plans and designs prepared by us. We believe that outsourcing allows us to carry lower inventory levels and maintain fixed unit costs with minimal infrastructure and without incurring significant capital expenditures and rely on the economy of scale of the subcontractors. We have non-disclosure agreements with our subcontractors. The manufacturing plan is based on our sales forecast, and we believe that at this stage, by using our current subcontractors, we are able to meet demand level and increase production quantities if necessary.

We believe that our subcontractors' manufacturing processes are in compliance with pertinent U.S. and/or international quality and safety standards, such as ISO 9001, ISO 13485, or the FDA's QSR.

We conduct in-house prototype development and present detailed manufacturing documentation to our subcontractors, who then purchase most of the necessary components and manufacture the product or subassemblies. These manufacturing subcontractors provide us fully assembled, or "turn-key," services.

We control and monitor the quality of our products by testing each product and through extensive involvement in the production process in house and at the facilities of our subcontractors. To the best of our knowledge, our subcontractors have no significant manufacturing limitation in reference to our manufacturing needs.

As of the date hereof, six of our subcontractors are single sources subcontractors. Replacement of two of these single source subcontractors may take between three to four months, while replacement of the other four single source subcontractors may take between six to eight months. One of these key supplier single source subcontractors is MPS Micro Precision Systems AG, manufacturer of the RBT Device for the Renaissance. Due to their nature, certain components must be ordered up to six months in advance, resulting in substantial lead time for certain production runs. In the event that such limited source suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until we can obtain an alternate source of supply. See "Item 3. Key Information - D. Risk Factors - Risks Related to Our Business - Our reliance on third-party suppliers, including single source suppliers, for most of the components of the Mazor X and certain components of the Renaissance could harm our ability to meet demand for our products in a timely and cost effective manner." In order to mitigate this risk, we provide our suppliers with blanket purchase orders and a three to nine month estimate of future orders. In addition, our agreements with such single source subcontractors provide, among other things, that should the subcontractor wish to terminate our agreement, it must provide us with a long prior notice with respect thereof. We engaged with Sanmina - SCI Israel Medical Systems Ltd., or Sanmina, during 2014.

Starting in 2016, Sanmina is our main subcontractor for the manufacturing of the Mazor X. With respect to Sanmina, our agreement requires a prior notice of nine months for termination by Sanmina and 30 days by Mazor. Furthermore, to mitigate the risk of loss of our suppliers, we constantly hold safety inventory stock of complete units of the Mazor X System and the Renaissance system.

C.	Organizational Structure

We currently have two wholly owned subsidiaries: Mazor Robotics, Inc., which is incorporated in Delaware, United States and Mazor Robotics Pte. Ltd., which is incorporated in Singapore.

D.	Property, Plant and Equipment

Our offices and research and development facility are located at 5 Shacham Street, North Industrial Park, Caesarea 3088900, Israel, where we occupy approximately 3,123 square meters. We lease this facility, and our lease ends on June 30, 2021 and we have an option to extend the lease term for an additional five years. Our monthly rent payment pursuant to the lease for our offices and research and development facility as of December 31, 2016 was NIS 180,000 linked to the Israeli CPI (approximately $45,000).

Our U.S. headquarters are located in Orlando, Florida, where we occupy approximately 6,445 square feet. We lease our U.S. headquarters, and this lease ends in April 2018. We have a right to renew the lease until December 31, 2018. Our monthly rent payment pursuant to the lease for our U.S. headquarters as of December 31, 2016 is $12,911 and will be updated to $13,299 starting May 1, 2017.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in "Cautionary Note Regarding Forward-Looking Statements" and in "Item 3. Key Information - D. Risk Factors".

A.	Operating Results

Overview

We are a medical device company developing and marketing innovative surgical guidance systems and complementary products. Our expertise is in robotic, computerized and imaging-based systems, primarily in the field of spine surgery. Our Surgical Guidance Systems enable surgeons to advance from freehand surgical procedures to accurate, state-of-the-art, precision guided procedures. Our FDA-cleared and CE-marked Renaissance system is used in multiple types of spine surgeries, whether open or minimally invasive, for a variety of clinical indications. Our Renaissance system and its predecessor have been used in over 24,000 spine surgeries, including fusion, correction of spinal deformities, biopsy collection, tumor excision and cement augmentations. Our Renaissance system has the ability to improve clinical outcomes for patients, may provide a safer surgical environment for surgeons and operating room staff by reducing exposure to radiation, and deliver economic value to hospitals and payors. In October 2016, we commercially launched the FDA-cleared Mazor X system, and to date the Mazor X system was used for over 300 surgeries.

We have incurred net losses in each year since our inception in 2000 and, as of December 31, 2016, we had an accumulated deficit of $121,860,000. We expect to continue to incur significant operating losses as we increase our sales and marketing activities associated with the growing commercialization of our Surgical Guidance Systems in the United States, Europe, Asia and Australia, and otherwise continue to invest capital in the development and expansion of our products and our business generally. We also expect our research and development expenses to increase as we continue to expand our research and development activities, including the support of existing products and the research and development of potential future products. We also intend to continue to research and publish the clinical value proposition of the Renaissance system. In the event that we will enter into the second phase of the Medtronic Agreements we expect to have a significant reduction in our sales and marketing activities as Medtronic will assume full global responsibility to market and sell the Mazor X system for spine surgery.

Recent business events and key milestones in the development of our business include the following:

●
a significant increase of our installed base globally, with over 140 systems, including over 90 systems installed in the United States, as of December 31, 2016. During the year ended December 31, 2016, we received record orders for 62 systems, including in the United States, 30 Mazor X systems – of which, 15 systems were ordered by Medtronic, 17 Renaissance systems, and 4 Mazor X trade-in orders from customers that previously purchased Renaissance. In the international market we received orders for 11 systems from our distribution partners in Australia, China, Thailand, Italy and Germany.

●	retain high utilization rates, as the annual average number of procedures for U.S. installed systems in use for more than 12 months was 80 procedures per system.

●	signing a Lead Sharing and Distribution Agreement and Share Purchase Agreement with Medtronic, following which we received a purchase order for 15 Mazor X Systems, as mentioned above.

●	issuing 1,958,684 ADRs (equivalent of 3,917,368 ordinary shares, NIS 0.01 par value) for total consideration of $31.9 million, as part of the Share Purchase Agreement with Medtronic.

●	commercially launching the Mazor X system on October 26, 2016 at the North American Spine Society (NASS) annual meeting.

We believe that the key to the continuing growth of our business is expanding the acceptance of our Surgical Guidance Systems for both spinal and brain surgery, and introducing other potential future applications.

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

Our significant accounting policies are more fully described in Note 3 to our consolidated financial statements as of December 31, 2016 included elsewhere in this annual report. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. Our critical accounting policies include:

Revenue Recognition

Revenue is generated from three main components: (1) sales of our Surgical Guidance Systems, including installation services and training; (2) sales of disposable components and accessories; and (3) warranty and maintenance services related to the systems sold, which includes replacement parts, software updates, preventive maintenance and on-call support as detailed in the agreement.

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

We recognize revenue from the above mentioned components in accordance with International Accounting Standards No. 18, "Revenue", including provisions related to recognition of revenue from multiple-component transactions, when the significant risks and rewards of ownership of the goods transferred to the customer; it is probable that the economic benefits associated with the transaction will flow to us; the costs incurred or to be incurred in respect of the transaction can be measured reliably; we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; and the amount of revenue can be measured reliably.

The revenue from sales of systems is recognized at the time of transfer of the significant risks and rewards of ownership as follows:

●
sales to end customers - Upon the completion of installation of the system, training of at least one surgeon, which typically occurs prior to or concurrent with the system installation, and customer acceptance, if required.

●
sales to distributors - Upon delivery to the distributor, provided that the significant risks and rewards of ownership of the system are transferred to the distributor upon delivery, the distributor has no right of return, receipt of the consideration is probable and not dependent on the distributor's ability to collect from the end customer, the commitment to carry out installation and training for the end customer lies with the distributor and that the distributor has been authorized to perform the installation and training for the end customers. If the above conditions are not met, we recognize revenue at the time of fulfillment of the conditions for recognition of revenue from the end customer.

Revenue from the disposable components sales is recognized at the time of the transfer of the significant risks and rewards of ownership as follows:

●	in sales to end customers - Upon delivery.

●
in sales to distributors - Upon delivery to the distributor, provided that the significant risks and rewards of ownership of the components are transferred to the distributor upon delivery, the distributor has no right of return and that the receipt of the consideration is probable and not dependent on the distributor's ability to collect from the end customer.

Revenue from warranty and maintenance services is recognized proportionately over the period of rendering of the service and subject to the other conditions for revenue recognition specified above.

 For system sales, where a commitment for future trade-in exists, we examine whether the transaction meets all revenue recognition criteria. If one or more of the revenue recognition criteria are not met, revenue is deferred and the system is presented in inventory until the earliest of trade-in commitment is fulfilled, or trade-in option expire.

In rare circumstances, we may bill a customer for a product and retain physical possession of the product until it is transferred to the customer at a point in time in the future. If such delivery is delayed at the customer’s request and the customer assumes title and accepts billing, revenue is recognized when the buyer takes title, provided that:

●	it is probable that the delivery will be made;
●	the item is on hand, identified and ready for delivery to the customer at the time the sale is recognized;
●	the customer specifically acknowledges the deferred delivery instructions, and
●	the usual payment terms apply.

Functional Currency

The consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency.

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

We capitalize development costs based on our judgment regarding technological and economic feasibility, which generally exists when a product development project reaches a defined milestone, or when we enter into a transaction to sell the know-how that was derived from the development. In regards to our products, technological feasibility usually occur only after the receipt of approval from the FDA.

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

We recognize deferred tax assets for unused tax losses, tax benefits, and deductible temporary differences to the extent that it is probable that future taxable income will be available against which that can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Company will have to use its economic resources to pay the obligation.

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

Results of Operations

Comparison of year ended December 31, 2016 and year ended December 31, 2015

Revenue

The following table presents our total revenues by geographic area and by line of product for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	For the Year Ended December 31,
	2016		2015
United States	$30,716	84%	$20,271	78%
International	$5,663	16%	$5,825	22%
Total	$36,379	100%	$26,096	100%

	2016		2015
Systems	$19,624	54%	$13,373	51%
Sale of disposables	$10,295	28%	$7,648	29%
Services and other	$6,460	18%	$5,075	20%
Total	$36,379	100%	$26,096	100%

Total revenue was $36,379,000 for the year ended December 31, 2016, compared to $26,096,000 for the year ended December 31, 2015. The increase in revenue of $10,283,000, or 39%, was due to a $6,251,000, or 47%, increase in sales of systems, a $2,647,000, or 35%, increase in disposables revenue, an $1,385,000, or 27%, increase in service and other revenue.

The increase in sales of our Surgical Guidance Systems during the year ended December 31, 2016 compared to the year ended December 31, 2015 was due to the revenue recognition from 41 units of our Surgical Guidance Systems sold during the year ended December 31, 2016, compared to 23 units of our Renaissance system, one system upgrade sold and 2 Renaissance system placements during the year ended December 31, 2015. The increase in the number of systems sold was as a result of the successful launch of our Mazor X system and the collaboration with Medtronic that started from May 2016.

The increase in disposables revenue during the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily due to the continued adoption and usage of Renaissance, driven by the growth of our commercial installed base worldwide.

The increase in service and other revenue during the year ended December 31, 2016 compared to the year ended December 31, 2015 was attributable to an increase in the installed base of Renaissance systems covered under warranty and maintenance contracts, mainly in the United States.

The increase in revenue derived from the United States of $10,445,000, or 52%, was primarily due to the increase in revenues from the sale of Surgical Guidance Systems, as we recognized revenues from 30 systems sold in the year ended December 31, 2016, compared to 16 Renaissance systems sold and 2 Renaissance system placements in the year ended December 31, 2015. The increase is also attributed to the increase in disposables, service and others. The decrease in international revenue of $162,000, or 3%, was due to a slight decrease in revenues from disposables, offset by a slight increase in revenues from service and others.

Cost of Sales

Cost of sales was $10,330,000 for the year ended December 31, 2016, compared to $5,827,000 for the year ended December 31, 2015. The increase in cost of sales of $4,503,000, or 77%, is primarily attributed to an increase in cost of materials, reflecting recognition of the costs from sales. In addition, there was an increase in salaries and related expenses associated with the incremental number of employees added in the operations department and an increase in intangible asset amortization.

Gross Profit

Gross profit was $26,049,000 for the year ended December 31, 2016, or 71.6% of revenues, compared to $20,269,000, or 77.7% of revenues, for the year ended December 31, 2015. The decrease in gross margin is mainly attributed to the reduced sales price to Medtronic of the Mazor X and higher manufacturing costs of the Mazor X system, compared to the Renaissance system.

Operating Expenses

	For the Year Ended December 31,
			Increase (decrease) in
	2016	2015	Dollars	%
	(in thousands)
Research and development, net	$5,736	$6,324	(588)	(9)
Selling and marketing	$33,637	$24,947	8,690	35
General and administrative	$5,697	$4,305	1,392	32
Total operating expenses	$45,070	$35,576	9,494	27

Research and Development Expenses

Research and development expenses were $5,736,000 for the year ended December 31, 2016, compared to $6,324,000 for the year ended December 31, 2015. The decrease of $588,000, or 9%, was primarily due to capitalization of development costs in the amount of $2,332,000 as intangible asset in year ended December 31, 2016. This decrease was offset by an increase in total research and development costs, primarily due to an increase in salaries and related expenses associated with the incremental number of employees added in the research and development department, to support our continuous efforts in developing additional applications and new products.

Selling and Marketing Expenses

Selling and marketing expenses were $33,637,000 for the year ended December 31, 2016, compared to $24,947,000 for the year ended December 31, 2015. The increase of $8,690,000, or 35%, was primarily due to the expansion of efforts to further penetrate the U.S. and the Asian markets. Such efforts included, among other things, recruitment of additional sales personnel in the United States, and expansion of marketing activities, such as participation in exhibitions, holding cadaver labs and continued introduction activities for both our Mazor X system and our Renaissance system. Selling and marketing expenses for the year ended December 31, 2015 also included an excise tax fee in the amount of $308,000 as a result of certain healthcare legislation that was previously suspended for a period of two years, beginning January 1, 2016. For further information, see "Item 10. Additional Information - E. Taxation - Medical Devices Excise Tax."

General and Administrative Expenses

General and administrative expenses were $5,697,000 for the year ended December 31, 2016, compared to $4,305,000 for the year ended December 31, 2015. The increase is mostly due to an increase in salaries and related expenses in the general and administrative departments.

Financing income, net

Financing income, net was $397,000 for the year ended December 31, 2016, compared to $135,000 for the year ended December 31, 2015. The increase is mainly attributed to an increase in interest income from bank deposits and net change in fair value of financial assets held-for-trading, as well as a decrease in net expenses from change in exchange rates.

Taxes on Income

We recorded a tax expense of $44,000 for the year ended December 31, 2016, compared to an expense of $213,000 for the year ended December 31, 2015. The decrease is mainly due to taxable deductions utilized in 2016. We incur tax expense mainly in the United States.

Loss and Loss per Share

Loss was $18,668,000, or $0.42 per share, for the year ended December 31, 2016, compared to loss of $15,385,000, or $0.36 per share, for the year ended December 31, 2015.

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

Total revenue was $26,096,000 for the year ended December 31, 2015, compared to $21,208,000 for the year ended December 31, 2014. The increase in revenue of $4,888,000, or 23%, was due to a $2,732,000, or 56%, increase in disposables revenue, a $1,333,000, or 11%, increase in Renaissance system revenue, and by $823,000, or 19%, increase in service and other revenue.

The increase in sales of our Renaissance systems during the year ended December 31, 2015 compared to the year ended December 31, 2014 was due to the sales of 23 units of our Renaissance system, one system upgrade sold and 2 placements during the year ended December 31, 2015, compared to 20 units sold during the year ended December 31, 2014.

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

Research and Development Expenses

Research and development cost was $6,324,000 for the year ended December 31, 2015, compared to $5,776,000 for the year ended December 31, 2014.  The increase of $548,000, or 9%, was primarily due to our continuous efforts in developing additional applications and new products, mainly resulting in additional purchasing for current research and development projects, as well as recruitment of research and development personnel.

Selling and Marketing Expenses

Selling and marketing expenses were $24,947,000 for the year ended December 31, 2015, compared to $21,352,000 for the year ended December 31, 2014. The increase of $3,595,000, or 17%, was primarily due to the expansion of efforts to further penetrate the U.S. and the Asian markets. Such efforts included, among other things, recruitment of additional sales personnel in the United States and continued introduction activities for our Renaissance system. Selling and marketing expenses for the year ended December 31, 2015 also included an excise tax fee in the amount of $308,000; this amount is a result of certain healthcare legislation. For further information see "Item 10. Additional Information - E. Taxation - Medical Devices Excise Tax."

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

Taxes on Income

We recorded a tax expense of $213,000 for the year ended December 31, 2015, compared to an expense of $145,000 for the year ended December 31, 2014. We incur tax expense mainly in the United States.

Loss and Loss per Share

Loss was $15,385,000, or $0.36 per share, for the year ended December 31, 2015, compared to loss of $15,272,000, or $0.37 per share, for the year ended December 31, 2014.

Effective Corporate Tax Rate

Our effective consolidated tax rate in 2016, 2015 and 2014 was close to zero percent primarily due to the tax losses we accrued in Israel since our inception, for which deferred tax assets were not recognized. We expect to continue to accrue losses for tax purposes in Israel in the coming years and to increase our profits for tax purposes in our U.S. Subsidiary, derived from our expected revenues in the coming years in the United States, which would increase our effective consolidated tax rate in the coming years.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

We generate a majority of our revenues in U.S. dollars, which is our functional currency while some of our revenues are generated in other currencies, such as the Euro and NIS. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in dollars, but a significant portion of our expenses such as salaries are generated in other currencies such as NIS. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies, such as the Euro. As a result, some of our financial liabilities are denominated in these non-dollar currencies. Usually, our non-dollar assets are not fully offset by our non-dollar liabilities. Due to the foregoing and the fact that our financial results are measured in dollars, our results could be adversely affected as a result of a strengthening or weakening of the dollar compared to these other currencies. During 2016, 2015 and 2014, we incurred net currency loss of $10,000, $113,000 and $107,000, respectively. During 2016, 2015 and 2014, we incurred net gain of $39,000 and $3,000 and net loss of $408,000 from hedging transactions, respectively.

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

We engage in currency hedging activities. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel or from fluctuations in the relative values of the dollar and foreign currencies in which we transact business, and may result in a financial loss. See further discussion under "Item 11 - Quantitative and Qualitative Disclosures about Market Risk" below.

B.	Liquidity and Capital Resources

We have incurred net losses and negative cash flow from operating activities for each year since our inception in September 2000. As of December 31, 2016, we had an accumulated loss of $121,860,000 and have financed our operations principally through the sale of our products, disposables and other services, sale of our equity securities (including ADSs, Ordinary Shares and warrants), issuance of convertible debentures and grants from the IIA.

As of December 31, 2016, we had $61,833,000 in cash, cash equivalents, short-term investments and long-term investments. Our cash and investment balances are held mainly in bank deposits, in accordance with directives of our board of directors as further described below.

As of December 31, 2016, more than 50% of our expenses are in U.S. dollars and the rest are mainly in NIS or Euros. We engage in currency hedging transactions, such as options and forward contracts, for the purposes of hedging our NIS payments to local suppliers and for salaries in Israel. Our currency hedging transactions are aimed to decrease a certain portion of the financial exposure risk of fluctuations in the exchange rates of our operating currency, which is the U.S. dollar against the NIS.

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

Net cash used in operating activities for the year ended December 31, 2016 was $10,102,000 compared to $11,572,000 for the year ended December 31, 2015. The decrease of $1,470,000, or 13%, in cash used in operating activities for the year ended December 31, 2016 was mainly due to higher collection from customers, as a result of higher sales in 2016. The decrease was offset by higher losses, higher payments to suppliers, as a result of higher investments in developing additional applications and new products and the expansion of efforts to further penetrate to the U.S. and the Asian markets.

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

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities for the year ended December 31, 2016, was $24,432,000, attributable to net purchase of short-term investments of $11,094,000 and to purchase of long-term investments in the amount of $9,823,000, capitalization of cash-paid development costs in the amount of $1,902,000 and purchases of fixed assets of $2,361,000. The cash used in investment activities was offset by proceeds from long-term investments in an amount of $748,000.

Net cash provided by investing activities for the year ended December 31, 2015, was $2,568,000, attributable to net proceeds from maturities of short-term investments of $9,816,000 and to proceeds from the sale of long-term investments in the amount of $992,000 offset by the purchase of $7,538,000 of long term investments and purchases of fixed assets of $702,000.

Net cash provided by investing activities for the year ended December 31, 2014 was $14,531,000, attributable to proceeds from short-term investments in the amount of $22,271,000, the purchase of $7,237,000 of long term investments and purchases of fixed assets of $503,000.

Net Cash Provided by Financing Activities

Net cash flow from financing activities in the year ended December 31, 2016 was $35,997,000. The net cash from financing activities in 2016 is derived from the proceeds from the ADS issuances to Medtronic in an amount of $31,416,000, net of issuance costs, the exercise of share options by employees and consultants in the amount of $4,100,000 and proceeds from the exercise of share warrants by investors in the amount of $481,000.

Net cash flow from financing activities in the year ended December 31, 2015 was $370,000. The net cash from financing activities in 2015 is derived from the exercise of share options by employees and consultants in the amount of $370,000.

Net cash flow from financing activities in the year ended December 31, 2014 was $2,424,000. The net cash from financing activities in 2014 is mainly from the exercise of share options by employees and consultants in the amount of $3,042,000, offset by repayment of loans to the IIA of $324,000 and costs related to the ADSs offering from 2013 of $294,000, that were paid in 2014.

Operating Capital and Capital Expenditure Requirements

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception in 2000, including a net loss of $18.7 million for the year ended December 31, 2016. We anticipate that we will continue to incur substantial net losses for at least the next 12 months, as we expand our sales and marketing capabilities in the spine and brain markets, continue to invest in marketing activities for our Surgical Guidance Systems in the U.S. and Asia-Pacific market, continue research and development of existing and future products, and continue development of the corporate infrastructure required to sell and market our products and support operations. We also expect to experience increased cash requirements for inventory to meet increased demand of our Surgical Guidance Systems. We believe that our current cash, cash equivalents and investment balances, and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements at least for the next 12 months. To the extent our available cash, cash equivalents and investment balances are insufficient to satisfy our operating requirements, we will need to seek additional sources of funds, including selling additional equity, debt or other securities or entering into a credit facility, or modify our current business plan. The sale of additional equity may result in dilution to our current shareholders. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our ordinary shares and could contain covenants that could restrict our operations and ability to issue dividends. We may also require additional capital beyond our currently forecasted amounts. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could materially harm our business and results of operations.
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

As of December 31, 2016, our research and development team consisted of 37 people, mostly engineers in the fields of mechanics, biomedical sciences, electronics and software. In addition, we work with subcontractors for the development and design when needed. We have assembled an experienced team with recognized expertise in robotics, mechanical and electrical engineering, software, control algorithms and systems integration, as well as significant clinical knowledge and expertise and vast clinical experience.

Our research and development efforts are focused on continuous improvement of our Surgical Guidance Systems, including adding new applications for the spine market and the development of the brain application as well as investment in future products for new applications.

We invest resources in the protection of our intellectual property. For this purpose, we file from time to time applications for patent registration in the certain countries in which we are active and in other countries which we consider as potential markets.

From our inception, we have entered into research and clinical alliances in order to substantiate the knowledge which is at the basis of the products developed and marketed thereby, as well as for the innovative and ongoing development of such products. We use such research to gain recognition in the medical community and for scientific publications. We are currently involved in research activity conducted in several centers in the United States, as well as supporting to different degrees clinical studies in Europe and Asia.

We finance our research and development activities mainly through sale of our products and capital raises.

To date, we have received total grants from the IIA of $1,326,000, which amount bore LIBOR interest in the amount of $249,000. In March 2014, we completed the repayment of all of our remaining obligations, including interest, to the IIA.

For a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, see "Item 5. Operating and Financial Review and Prospects - A. Operating Results."

D.	Trend Information

The following is a description of factors that may influence our future results of operations, including significant trends and challenges that we believe are important to an understanding of our business and results of operations.

We generate revenues from: (1) surgical guidance system sales; (2) sales of disposable kits and accessories to our surgical guidance systems; and (3) sales of warranty and maintenance services on the surgical guidance systems and related products. The level of our future revenues is hard to predict and depends on many factors which are not in our control. For instance, future revenues from the sale of our Surgical Guidance Systems may be adversely affected by current general economic conditions and the resulting tightening of hospital budgets, which may cause purchasing decisions to be delayed or our customers to have difficulty securing adequate funding to buy our products. In addition, revenue growth depends on the acceptance of our technology in the market. Sales of our disposable accessories depend on the adoption of our technology by hospitals. We continue to encourage use of the surgical guidance systems by our U.S. clinical sales team and expect to see growth in our recurring revenues; however, we anticipate that quarterly results will be variable because our sales cycle generally averages nine months, and since we are dependent on hospital purchasing decisions which in turn are affected by quarterly and other variations in the hospital budgeting process.

We sell our products and services in the United States through our direct sales force, from mid-2016 with the assistance of Medtronic, and in most other territories we sell our products using third-party distributors. In 2014 we entered into a distribution agreement in Hong Kong, in 2015 we entered into distribution agreements in Thailand and in 2016, we entered into distribution agreements in Vietnam and Poland. Additionally, we currently have existing distribution agreements with distribution partners in Australia and New-Zealand, China, Japan, South Korea, Taiwan, Italy, Russia, Switzerland and Germany. While we plan to continue to expand our indirect sales efforts outside of the United States, we expect that most of our growth over the next two years will be driven by the U.S. market. Our sales in Europe, once the primary market of our sales, decreased materially in the last few years. Considering the current economic situation in Europe, we expect only moderate growth in our activities in this region.

Assuming that factors outside of our control will not adversely affect us, we believe that we will be able to continue to grow our business in the foreseeable future, which would result in an increase in our revenues. However, such increase will require our continued commitment of substantial resources toward our sales and marketing operations, mainly in the United States. We expect continuous growth of headcount of our direct sales force, to support both system and disposables sales. In addition, we plan to increase our expenditures on research and development to improve the Mazor X and the Renaissance and to create new solutions to allow for expanded features and benefits in spine. We are also exploring additional applications where our technology can be leveraged and where there is a market need. In connection with the expansion of our research and development activities, we expect to recruit additional personnel for our research and development team. We believe that our general and administrative expenses will increase as we grow our business and as a result of our securities being listed for trading in the United States and in Israel.

For at least the next year, we expect that the potential increases in revenue will not necessarily reduce our losses due to the increase in our planned expenditures, most of which we expect to be related to sales and marketing and research and development activities. An additional item of expense is the cost of manufacturing the surgical guidance systems, related accessories, spare parts and disposable kits. Such expense includes manufacturing overhead costs, freight, amortization of intangible assets, and the cost of service. We expect to increase our expenditures on manufacturing and service overhead to accommodate the anticipated growth of our installed base.

On May 18, 2016 we entered into an Exclusive Lead Sharing and Distribution Agreement with Medtronic. The Agreement has 2 phases. The first is an initial U.S.-based co-promotion phase of the Mazor X system. Subject to meeting certain milestones defined in the agreement, and the parties’ mutual decision to proceed, the relationship will enter a second phase. During the second phase, Medtronic will assume exclusive global sales and distribution rights for the Mazor X systems and applications for the spine surgery market. In case we enter into the second phase of the Agreement, the Company’s investment in direct sales and marketing activities may be reduced.

E.	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our known contractual obligations and commitments as of December 31, 2016:

(in thousands)	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual Obligations
Premises leasing obligations	$2,942	$903	$1,196	$843	$-
Car leasing obligations	$572	$282	$290	$-	$-
Purchase commitments and obligations	$5,590	$5,590	$-	$-	$-
Total	$9,104	$6,775	$1,486	$843	$-

* Undiscounted amounts.

In addition, as of December 31, 2016, our liabilities in respect of long-term employee benefits were approximately $325,000. These liabilities will be paid upon termination of employment of certain employees. Due to the difficulty in determining the timing of payments, these long-term employee benefits obligations are not included in the table above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the names and ages of our directors, as of April 27, 2017:

Name	Age	Position

Jonathan Adereth	70	Chairman of the Board of Directors

Ori Hadomi	49	Director and Chief Executive Officer

Gil Bianco	65	External Director

Yuval Yanai	64	External Director

Sarit Soccary Ben-Yochanan	44	Director

Michael Berman	59	Director

The following table lists the names, ages and positions of our senior management as of as of April 27, 2017:

Name	Age	Position

Sharon Levita	49	Chief Financial Officer, Corporate Secretary

Moshe Shoham	65	Chief Technology Officer

Eliyahu Zehavi	62	Executive Vice President, Research & Development

Inbal Azar	46	Vice President, Quality Assurance & Regulatory Affairs

Doron Dinstein	46	Chief Medical Officer

Anat Kaphan	47	Vice President, Product

Christopher Prentice	46	Chief Executive Officer, Mazor Robotics Inc. & Commercial Leader

Jonathan Adereth, Chairman of the Board of Directors

Mr. Adereth has been serving as the chairman of our board of directors since December 2007. Since May 2009, Mr. Adereth has been serving as the chairman of Medic Vision Imaging Solutions Ltd., an Israeli company in the field of resolution recovery and dose reduction in Computed Tomography. Since October 2004, Mr. Adereth has been serving as a board member of UltraSPECT Ltd., an Israeli company in the field of resolution recovery and dose reduction in Nuclear Medicine. From 1994 to 1998, Mr. Adereth served as the President and Chief Executive Officer of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of Medical Imaging systems. Mr. Adereth holds a B.Sc. degree in Physics from the Technion - Israel Institute of Technology.

Gil Bianco, External Director

Mr. Bianco has been serving as an external director since 2007. Since April 2010, Mr. Bianco has been serving as a director of Intec Pharma Ltd., an Israeli public company. Mr. Bianco serves as a director of Fischer Pharmaceuticals Ltd., Clear Cut Ltd., Pi-Cardia Ltd., Turquoise GEI Ltd. and Gil Bianco Ltd. From 2001 to 2003, Mr. Bianco served as Chief Executive Officer of pharmaceutical manufacturer, Agis Industries Ltd., most notably taking part in the company's listing on the TASE and its global expansion. In the past five years Mr. Bianco had also served as a director of several private companies in the fields of biotech and medical devices: Healor Ltd., Solgel Technologies Ltd., BioCancell Inc. and Optima Ltd. Mr. Bianco holds a B.A. in Economics and Accounting from the Tel-Aviv University, and is a certified public accountant.

Yuval Yanai, External Director

Mr. Yanai has been serving as an external director since November 2016. Mr. Yanai also serves as an external director of Check-Cap Ltd., an Israeli company whose shares are listed on the NASDAQ Global Market. Mr. Yanai also serves as an external director of Medical Compression Systems (D.B.N) Ltd. and Clal Biotechnology, Israeli companies whose shares are listed on the Tel Aviv Stock Exchange. Mr. Yanai also serves as an external director of Hadassah Medical Center, as an external director of Standard & Poors Maalot and as a director of Compulab Ltd. and Efranat Ltd. Mr. Yanai also acts as the Chairman of Endobetix Ltd. and as the chairman of the Israeli Fund for UNICEF. From September 2005 until March 2014, Mr. Yanai served as Given Imaging's Chief Financial Officer and from October 2012 until June 2014, Mr. Yanai served as a director of Citycon Oyj and Macrocure Ltd. Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

Sarit Soccary Ben-Yochanan, Director

Mrs. Soccary has been serving as a director since October 2006. Since July 2013, Mrs. Soccary has been serving as the vice president of strategy and business development for Syneron Medical Ltd. (NASDAQ: ELOS). Until July 2013, Mrs. Soccary had served as the Chief Executive Officer of Gefen Biomed Investments Ltd., an Israeli publicly traded company. Mrs. Soccary also served as a director of Proteologics Ltd., an Israeli public biotech company, and as a director of several private companies in the field of healthcare. Mrs. Soccary holds a B.A. and an M.A. in economics from Tel Aviv University.

Michael Berman, Director

Mr. Berman has been serving as a director since February 2014. Mr. Berman is a medical device entrepreneur and investor. He is a co-founder of eight medical device companies and is currently an active board member of several health care companies including Inspire-MD, PulmOne, ClearCut Medical, PharmaCentra LLC, Endospan Ltd. and Rebiotix Inc. Michael Berman was co-founder and Chairman of BridgePoint Medical from 2005 until 2012 and served as a Director of Lutonix and UltraShape Inc. until 2011. From 1995 to 2000 Mr. Berman was the president of the cardiology business of Boston Scientific. Mr. Berman received his B.Sc. and M.B.A. degrees from Cornell University.

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

Sharon Levita, Chief Financial Officer

Mrs. Levita has been serving as our Chief Financial Officer and Corporate Secretary since February 2008. Prior to joining Mazor, from 1999 to 2008, Mrs. Levita held various senior positions at Lumenis Ltd. (NASDAQ: LMNS), a medical lasers and light-based technology company, including Director of Business Development, Executive Vice President of Finance, and Corporate Controller. She holds an M.A. in Business Administration, specializing in finance from Bar-Ilan University, and received her B.A. in Economics and Accounting from Haifa University. Mrs. Levita is a certified public accountant.

Professor Moshe Shoham, Chief Technology Officer

Professor Shoham, one of our co-founders, has been serving as our Chief Technology Officer since 2003. From 2001 to 2011, Professor Shoham served as one of our directors. From 2005 to 2010, Professor Shoham served as the Head of the Center for Manufacturing Systems and Robotics of the Technion-Israel Institute of Technology, or Technion. Since 1990, Professor Shoham has been serving as a faculty member of the Technion, and since 2005, as an endowed Chaired Professor at the Department of Mechanical Engineering of the Technion and also serves as a director at Microbot Medical Ltd. Professor Shoham holds a B.Sc. degree in Aeronautical Engineering, an M.Sc. degree and a Ph.D. in Mechanical Engineering, all degrees from the Technion. Mr. Shoham is also a Foreign Member of the U.S. National Academy of Engineering.

Eliyahu Zehavi, Executive Vice President, Research & Development

Mr. Zehavi has been serving as our Executive Vice President, Research & Development, responsible for our research and development department and operation since 2001. From June 1998 to January 2001, Mr. Zehavi served as the vice president of engineering of Elscint, Ltd. Mr. Zehavi holds a B.Sc. in Computer and Electrical Engineering from Ben-Gurion University, and an M.B.A. from the Interdisciplinary Center, Herzliya, Israel.

Inbal Azar, Vice President, Quality Assurance & Regulatory Affiars

Mrs. Azar has been serving as our Vice President, Quality Assurance & Regulatory Affairs since August 2016. From 2015 to 2016, Mrs. Azar had served as vice president of quality and service of D.I.R. Technologies. From 2007 to 2014, Mrs. Azar served as quality manager in General Electric Healthcare. Mrs. Azar holds a B.Sc. in Food Engineering and Bio-technology and M.Sc. in Quality Assurance and Reliability and an M.B.A., all from the Technion - Israel Institute of Technology.

Doron Dinstein, MD, Chief Medical Officer

Dr. Dinstein has been serving as our Chief Medical Officer since December 2012. From 2009 to 2012, Dr. Dinstein served as our Vice President of Marketing and Business Development. From 2004 to 2009, Dr. Dinstein served as the Manager of Cardiovascular Applications at Itamar Medical, Ltd., an Israeli public company. Dr. Dinstein holds a joint Executive M.B.A degree from Northwestern University and Tel Aviv University. Dr. Dinstein received a B.M.Sc. and an M.D. from Tel-Aviv University School of Medicine.

Anat Kaphan, Vice President, Product

Mrs. Kaphan has been serving as our Vice President, Product since July 2015. Ms. Kaphan has previously held several product, marketing and business development positions in leading medical device companies, such as from April 2011 to February 2014 at Philips Medical Systems and from December 2001 to April 2011 at Lumenis Ltd. Mrs. Kaphan holds a Bachelor's degree in Economics and Accounting from Haifa University and an M.B.A in International Marketing from Tel-Aviv University.

Christopher Prentice, Chief Executive Officer, Mazor Robotics Inc. & Commercial Leader

Mr. Prentice has served as the Chief Executive Officer of our U.S. Subsidiary, Mazor Robotics Inc., since October 2014 and as the Company's Commercial Leader, in charge of the Global Sales Team, since July 2016. From September 2013 until October 2014, Mr. Prentice served as our Senior Vice President of America & Global Marketing and as Vice President of Marketing from July 2012 until September 2013. From 2010 to July 2012, Mr. Prentice served as our sales director for the Southeast region in the United States. Prior to joining Mazor, Mr. Prentice served on the leadership team of Tampa General Hospital. Mr. Prentice graduated from the United States Military Academy at West Point, holds an M.B.A degree from Western New England University, and a Master of Health Administration from the University of South Florida.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

Except as required by an agreement entered into in 2012 with a group of investors led by Oracle Associates, LLC, or the Oracle Investors, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. Pursuant to the agreement with the Oracle Investors, our board of directors was required to appoint one director on behalf of the Oracle Investors, pursuant to a written notice to be provided by the Oracle Investors within 60 days after the closing of the agreement with the Oracle Investors and subject to the full exercise of warrants issued to the Oracle Investors. The Oracle Investors did not exercise this right. In the event that at the time of appointment our board of directors consists of seven members or more, which is not currently the case, the Oracle Investors may appoint one additional director on their behalf to our board of directors. The appointment of any such director by the Oracle Investors shall be in effect only until the first general meeting of our shareholders following such appointment. Thereafter, the appointment of any such director nominated by the Oracle Investors shall be subject to election at the shareholders' general meeting. If the appointment of such director nominee is not approved by the shareholders' general meeting, then for as long as the Oracle Investors hold together 10% of our issued and outstanding share capital, they will have the right to appoint an observer to our board of directors. To date, the Oracle Investors have not appointed any directors.

B. Compensation

Director Compensation

Under the Companies Law and the rules and regulations promulgated thereunder, external directors are entitled to fixed annual compensation and to an additional payment for each meeting attended. We currently pay our external and independent directors, Mr. Gil Bianco, Mr. Yuval Yanai, Mrs. Soccary Ben-Yochanan and Mr. Michael Berman, an annual fee of NIS 110,000 (approximately $27,500), and a per-meeting fee of NIS 3,100 (approximately $775). Until November 2016, Mr. Bianco's and Mrs. Soccary Ben-Yochanan's remuneration was an annual fee of NIS 100,000 (approximately $25,000) and a per-meeting fee of NIS 2,500 (approximately $625). Mr. Berman's remuneration was an annual fee of NIS 60,000 (approximately $15,000) and a per-meeting fee of NIS 2,500 (approximately $625).  In addition, in November 2016, our shareholders approved a grant of 40,000 options to purchase our ordinary shares to each of Mr. Bianco, Mr. Yanai, Mrs. Soccary Ben-Yochanan and Mr. Berman at an exercise price of NIS 45.17 (approximately $11.29) per share. These options are subject to a 3 year vesting schedule, commencing on the date of grant, so that upon the lapse of 12 months from the date of grant, 34% of the shares underlying the options shall vest, and thereafter, upon the lapse of each calendar quarter, 8.25% of the shares underlying the options shall vest.

Since December 2007, Mr. Jonathan Adereth has been the Chairman of our board of directors, or the Chairman. We currently pay the Chairman for providing us with management services a monthly fee of NIS 38,500 (approximately $9,625) Until November 2016, Mr. Adereth's monthly fee was NIS 35,000 (approximately $8,750). This amount includes social benefits, as required by law. In November 2016, our shareholders approved a grant of 80,000 options to purchase our ordinary shares to Mr. Adereth at an exercise price of NIS 45.17 (approximately $11.29) per share. These options are subject to a 3 year vesting schedule, commencing on the date of grant, so that upon the lapse of 12 months from the date of grant, 34% of the shares underlying the options shall vest, and thereafter, upon the lapse of each calendar quarter, 8.25% of the shares underlying the options shall vest.

On November 26, 2016, Mr. David Schlachet's term as external director ended. In 2016, Mr. Schlachet was entitled to an annual fee of NIS 100,000 (approximately $25,000), and a per-meeting fee of NIS 2,500 (approximately $625).

The following table presents all compensation we incurred for the year ended December 31, 2016, to all persons who served as directors at any time during the year. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period.

	Salary, director fees and related benefits	Share-based compensation	Total
Directors

Jonathan Adereth	$117,124	$81,801	$198,925

Compensation to directors not employed by us	$159,269	$194,619	$353,888

Amounts denominated in NIS were translated using the rate of NIS 3.8406 to USD 1.00, the average exchange rate reported by the Bank of Israel for 2016.

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them to the fullest extent permitted by law to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting certain objectives and targets that are set by our chief executive officer and approved annually by our compensation committee and subsequently by our board of directors, that also set the bonus targets for, and approve the annual bonus, to our chief executive officer.  All Israeli executives are entitled to monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. The Company also bears the costs of car lease and maintenance.U.S. executives are entitled to customary social benefits (e.g., health insurance, vacation days, and 401(k) plan participation).Certain senior executives are entitled to adjustment payments, in case of termination of employment. Certain executives are entitled to acceleration of all non-vested options, in case of termination of employment, under pre-defined terms.

For a description of the terms of our options and option plans, see "Item 6. Directors, Senior Management and Employees - E. Share Ownership" below.

Annual compensation

The following table presents all compensation we incurred for the year ended December 31, 2016 to the five highest paid officers in U.S. dollars. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period:

	Annual Compensation
Executive Officer	Base Salary and Related Benefits (1)	Bonus	Retirement and Other Similar Benefits	Share Based Compensation*	Total

Ori Hadomi	$392,792	$359,319	$1,950	$709,804	$1,463,865

Eliyahu Zehavi	$294,771	$111,441	$22,062	$189,950	$618,224

Christopher Prentice	$298,788	$75,500	$10,600	$222,133	$607,021

Sharon Levita	$287,077	$109,358	$12,682	$189,950	$599,067

Anat Kaphan	$262,889	$19,138	$16,956	$194,125	$493,108

Amounts denominated in NIS were translated using the rate of NIS 3.8406 to USD 1.00, the average exchange rate reported by the Bank of Israel for 2016.

(*) This amount represents expenses recorded in our financial statements for the year ended December 31, 2016, with respect to all options granted to such executive officers.

 (1) Includes base salary, social benefits and car allowances.

C. Board Practices

Introduction

Our board of directors presently consists of six members, including two external directors, as generally required to be appointed under the Companies Law. Our articles of association provide that the number of board of directors' members (including external directors) shall be set by the general meeting of the shareholders provided that it will consist of not less than five and not more than nine members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors' compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them; provided, however, that if the terms of employment are not in compliance with our compensation policy, the terms of employment may only be approved by the board of directors' compensation committee and by the board of directors for special reasons to be noted, and with regards to our Chief Executive Officer the terms of employment shall also require the shareholders' approval. An immaterial change in the terms of employment of an executive, other than the Chief Executive Officer, may be approved by the Chief Executive Officer, provided that the amended terms of employment are in accordance with our compensation policy. If the terms of employment of the Chief Executive Officer are immaterially non-compliant with his compensation arrangement and are in compliance with our compensation policy, the approval of the compensation committee is sufficient.

Each director, except the external directors, will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in "External Directors" below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See "—External Directors" below.

Under the Companies Law nominations for directors may be made by any shareholder holding at least one percent of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder's intent to make such nomination has been given to our board of directors. Any such notice must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Companies Law has been provided.

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

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer's authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company's shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer's authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman's authorities. Such determination of a company's shareholders requires either: (1) the approval of at least two-thirds of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company.

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

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a shareholder holding 25% or more of the company's share capital, do not have to meet this requirement; provided, however, that the audit and compensation committees meets other Companies Law appointment requirements, as well as appointment of independent directors and composition requirements thereof of the jurisdiction where the company's securities are traded. Our external directors are Mr. Gil Bianco and Mr. Yuval Yanai. At least one of the external directors is required to have "financial and accounting expertise," unless another member of the audit committee, who is an independent director under the NASDAQ Stock Market rules, has "financial and accounting expertise," and the other external director or directors are required to have "professional expertise". An external director may not be appointed to an additional term unless: (1) such director has "accounting and financial expertise;" or (2) he or she has "professional expertise," and on the date of appointment for another term there is another external director who has "accounting and financial expertise" and the number of "accounting and financial experts" on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

A director has "professional expertise" if he or she satisfies one of the following:

●	the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

●	the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

●
the director has at least five years' experience in one or more of the following (or a combined five years' experience in at least two or more of these): (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

A director with "financial and accounting expertise" is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company's board of directors will take into consideration in determining whether a director has "accounting and financial expertise", among other things, his or her education, experience and knowledge in any of the following:

●	accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;

●	the functions of the external auditor and the obligations imposed on such auditor; and

●	preparation of financial reports and their approval in accordance with the Companies Law and the securities law.

A person may not serve as an external director if the person is a relative of a controlling shareholder or if at the date of the person's appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person's control, or someone to whom he or she is subordinate, whether directly or indirectly, have or had any affiliation with any of: (1) us, (2) any entity controlling us, (3) a relative of the controlling shareholder on the date of such appointment, or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by our controlling shareholder. If there is no controlling shareholder or no one shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation with any person who, as of the date of the person's appointment, was the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company's shares or voting rights, or the senior financial officer. We refer to each of the relationships set forth in this paragraph as an Affiliated Party.

Under the Companies Law, "affiliation" includes:

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

A "relative" is defined as a spouse, sibling, parent, grandparent, descendant, and a descendant, sibling or parent or the spouse of each of the foregoing.

An "office holder" is defined as a general manager, chief operating officer, executive vice president, vice president, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person's title. Each person listed in the table under "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management" is an office holder.

A person may not serve as an external director if that person or that person's relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person's control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation in breach of the Companies Law (excluding compensation from insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

A person may not serve as an external director if that person's position or other business activities create, or may create, a conflict of interest with the person's service as a director or may otherwise interfere with the person's ability to serve as a director. If at the time any external director is appointed, all members of the board who are neither controlling shareholders nor relatives of controlling shareholders are the same gender, then the external director to be appointed must be of the other gender. A director of a company shall not be appointed as an external director of another company if at such time a director of the other company is acting as an external director of the first company.

Mr. Yanai is currently serving as an external director of Hadassah Medical Center ("Hadassah"). The Company has business relations with Hadassah for about ten years. The total scope of the Company's business with Hadassah in the last year and in the last five years does not exceed US$ 150,000 and US$ 550,000, respectively. The Companies Regulations (Matters That Do Not Constitute Linkage), 5767-2006 (the "Linkage Regulations") provide that if a company's audit committee resolves that there are negligible business or professional connections between such company and a person who is a candidate to be an external director in such company, then such connections shall not be considered a forbidden link between such company and such candidate. In accordance with the Linkage Regulations and based on the facts presented to it, the Company's audit committee has resolved on October 18, 2016, that the transactions between the Company and Hadassah are negligible and therefore do not constitute a forbidden linkage between the Company and Mr. Yanai.

Until the lapse of two years from the termination of office, none of the company in which such external director served, its controlling shareholder or any entity under the control of such controlling shareholder may, either directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including via (1) the appointment of such former director or his or her spouse or his child as an office holder in the company or in an entity controlled by the company's controlling shareholder, (2) the employment of such former director and (3) the engagement, either directly or indirectly, of such former director as a provider of professional services for compensation, including through an entity under his or her control. The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a shareholder holding 25% or more of the company's share capital, do not have to meet these requirements; provided, however, that the audit committee meets other Companies Law requirements, as well as independent directors appointment requirements of the jurisdiction where the company's securities are traded. External directors are elected by a majority vote at a shareholders' meeting, so long as either:

●
at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder's relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

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

(i)
his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company's voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and such external director is not an interested shareholder or a competitor or relative of such shareholder, at the time of appointment, and is not affiliated with or related to an interested shareholder or competitor, at the time of appointment or the two years prior to the date of appointment.

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

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Market, may be extended indefinitely in increments of additional up to three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company's shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

Mr. Bianco has been serving as an external director in the Company since November 2007. On October 16, 2016, our audit committee and  board of directors have discussed Bianco's experience, expertise, qualifications and contribution to the Company over the years, and determined that in light of the above, it is in our best interest to re-appoint Mr. Bianco as an external director until the next annual general meeting or until his successor has been duly appointed, and proposed his re-election to the general meeting held on November 28, 2016.

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

The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that constitutes competition with the company's business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder.

Approval of Related Party Transactions under Israeli Law

General. Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●
the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company's approval of such matter.

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

●	the office holder's relatives; or

●
any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company's profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is not detrimental to the company's interest. If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Under the Companies Law, all arrangements as to compensation of office holders require approval of the compensation committee and board of directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder's relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders' meeting. In addition, the shareholder approval must fulfill one of the following requirements:

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

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder's vote.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

●	amendment of the articles of association;

●	increase in the company's authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company's articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder's position in the company into account.

Committees of the Board of Directors

Our board of directors has established three standing committees, the audit committee, the compensation committee and the Financial Statement Examination Committee.

Audit Committee

Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a shareholder holding 25% or more of the company's share capital, do not have to meet this requirement; provided, however, that the audit committee meets other Companies Law composition requirements, as well as independent directors appointment requirements of the jurisdiction where the company's securities are traded . Under the NASDAQ Stock Market rules, we are required to maintain an audit committee of at least three members, all of whom must be independent directors as defined therein. The NASDAQ Stock Market rules also require that at least one member of the audit committee be a financial expert.

Under the Companies Law, the majority of members of the audit committee, as well as a majority of members present at audit committee meetings, must be unaffiliated directors (as defined below), and the audit committee chairman shall be an external director. In addition, the following are disqualified from serving as members of the audit committee: the chairman of the board, a controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives the majority of his or her income from the controlling shareholder. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Companies Law. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a shareholder holding 25% or more of the company's share capital, do not have to meet the above requirements; provided, however, that the audit committee meets other Companies Law composition requirements, as well as independent directors appointment requirements of the jurisdiction where the company's securities are traded .

An "unaffiliated director" is defined under the Companies Law as an external director or a director who meets the following conditions: (1) satisfies the conditions for appointment as an external director (as described above) except for (a) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (b) the requirement for accounting and financial expertise or professional qualifications and the audit committee has determined that such conditions have been met and (2) he or she has not served as a director of the company for more than nine consecutive years, with any interruption of up to two years in his or her service not being deemed a disruption in the continuity of such service. In companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel the term of nine years may be extended by the audit committee and by the board of directors in increments up to three years, provided that the audit committee and thereafter the board of directors have approved that in light of such director's expertise and special contribution to the work of board of directors and its committees, the appointment to another term is for the good of the company. On October 16, 2016, our audit committee and board of directors approved that in light of Mrs. Soccary Ben-Yochanan's knowledge and experience with financial reporting and the medical device industry, as well as her unique contribution to our board of directors and its committees, her appointment to another term as an unaffiliated director is in the best interest of the Company, and proposed her re-election to the general meeting held on November 28, 2016.

Our audit committee, acting pursuant to a written charter, is comprised of Mr. Bianco, Mrs. Soccary Ben-Yochanan, and Mr. Yanai.

Our audit committee acts as a committee for review of our financial statements as required under the Companies Law, and in such capacity oversees and monitors our accounting; financial reporting processes and controls; audits of the financial statements; compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; the independent registered public accounting firm's qualifications, independence and performance; and provide the board of directors with the results of the foregoing.

Under the Companies Law, our audit committee is responsible for:

•
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

•
determining whether certain actions of office holders in breach of their fiduciary duties are material or not and whether certain transactions with office holders or in which office holders have a personal interest are extraordinary or ordinary for their approval under the Companies Law.

•
determining whether transaction with controlling shareholders, even if they are not extraordinary, the duty to employ a competitive process concerning thereto, to be supervised by the audit committee or whoever it will appoint in accordance with criteria determined by it. The audit committee may determine such criteria one a year in advance for the whole year.

•
determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see "Approval of Related Party Transactions under Israeli law");

•
determining the approval process of non-negligible transactions. For the matter "non-negligible transactions" shall mean transactions with controlling shareholders which the audit committee had defined as not extraordinary and not negligible. The audit committee may determine such criteria one a year in advance for the whole year.

•	where the board of directors approves the work plan of the internal auditor, to examine such working plan before its submission to the board of directors and proposing amendments thereto;

•	examining our internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

•
examining the scope of our auditor's work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

•	establishing procedures for the handling of employees' complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see "Approval of Related Party Transactions under Israeli law"), unless at the time of the approval a majority of the committee's members are present, which majority consists of unaffiliated directors including at least one external director.

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

As noted above, the members of our audit committee include Mr. Bianco, Mrs. Soccary Ben-Yochanan, and Mr. Yanai, each of whom is "independent," as such term is defined in under NASDAQ Stock Market rules. Mr. Bianco serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the NASDAQ Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Stock Market rules.

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

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a shareholder holding 25% or more of the company's share capital, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as independent directors appointment requirements of the jurisdiction where the company's securities are traded. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) who may not be a member of the committee and (b) who may not be present during committee deliberations as described above.

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Bianco, Mr. Yanai and Mr. Berman, each of whom is "independent," as such term is defined under the NASDAQ Stock Market rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and the Articles, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the NASDAQ Stock Market rules.

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

The duties of the compensation committee include the recommendation to the company's board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company's board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders. On November 28, 2016, our shareholders approved our current compensation policy.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company's objectives, the company's business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company's risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

●	the director's or executive's roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average and median compensation of the other employees of the company, including those employed through manpower companies;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●
as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company's performance during that period of service, the person's contribution towards the company's achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●
the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company's financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company's board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of a company's office holders as well as functions previously fulfilled by a company's audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

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

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Doron Cohen, CPA (Israel), a partner at Fahn Kanne Control Management Ltd., Grant Thornton Israel. The role of the internal auditor is to examine whether a company's actions comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company's independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of an accounting firm which specializes in internal auditing.

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

●
a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company's interests; and

●	a financial liability imposed upon him or her in favor of another person concerning an act performed by such office holder in his or her capacity as an officer holder.

We currently have directors' and officers' liability insurance providing total coverage of $35 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $160,000, which expires July 26, 2017. This insurance policy was updated in July 2016 and our coverage was increased from $30 million following the increase in our market capitalization to include additional coverage for our officers and directors.

On November 28, 2016, our shareholders approved the following limits for officers liability insurance coverage with respect to all officers of us and our U.S. Subsidiary: (a) the premium for each policy period shall be not more than $250,000 and (b) the maximum aggregate limit of liability pursuant to the policies shall be not more than $60 million for each insurance period. Notwithstanding the above, the Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years provided that the coverage purchased shall not be less than 10% of the Company's market value based on the volume weighted average of the closing price of the Company ADSs, as quoted on the NASDAQ over the 30 trading days ending immediately prior to compensation committee's resolution date, without an additional shareholders' approval to the extent permitted under the Companies Law.

Indemnification

The Companies Law provides that a company may indemnify an office holder against:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder;

●
reasonable litigation expenses, including attorneys' fe/es, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (1) proceedings that the company institutes, or that another person institutes on the company's behalf, against him or her; (2) a criminal charge of which he or she was acquitted; or (3) a criminal charge for which he or she was convicted for a criminal offense that does not require proof of criminal thought; and

●
reasonable litigation expenses, including attorneys' fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent.

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

We have entered into indemnification agreements with all of our directors and with certain members of our senior management. Each such indemnification agreement provides the office holder with the maximum indemnification permitted under applicable law, and limits the total sum to be paid to all such directors and senior management members to 25% of the our shareholders' equity according to our last financial statements prior to the actual payment of any indemnification in addition to any sums received, if received from our D&O insurance.

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

The following table sets forth certain data concerning our workforce (excluding temporary employees), as of the end of each of the last three fiscal years:

	As of December 31,
	2016	2015	2014
Numbers of employees by category of activity
Management and administrative	28	24	21
Research and development	37	27	26
Operations	21	17	16
Sales and marketing	118	86	79
Total workforce	204	154	142
Numbers of employees by geographic location
Israel	91	74	67
United States	112	79	74
Other	1	1	1
Total workforce	204	154	142

During the years covered by the above table, we did not employ a significant number of temporary employees.

The increase in the size of our workforce in 2016, 2015 and 2014 was primarily the result of the expansion of our sales, marketing and service activities in the United States, expansion of our Research and Development department and an increase in headcount in the finance department in Israel to support our growth.

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

E.            Share Ownership.

The following table lists as of April 27, 2017, the number of our shares owned, and stock options held, by each of our directors, our CEO and others members of our senior management as a group:

	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class(2)

Directors

Jonathan Adereth (3)	80,000	*

Ori Hadomi (4)	103,125	*

Gil Bianco (5)	36,700	*

Yuval Yanai (6)	-	-

Sarit Soccary Ben-Yochanan (7)	9,900	*

Michael Berman (8)	44,700	*

Executive Officers

Sharon Levita (9)	44,557	*

Moshe Shoham (10)	410,037	*

Eliyahu Zehavi (11)	65,725	*

Doron Dinstein (12)	137,013	*

Christopher Prentice (13)	188,473	*

Anat Kaphan (14)	-	-

Inbal Azar (15)	-	-

All directors and executive officers as a group (13 persons)	1,120,500	2.30%

*	Less than 1%.

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

(2)
The percentages shown are based on 48,092,933 ordinary shares issued and outstanding as of April 27, 2017 plus ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Consists of 80,000 ordinary shares issuable upon exercise of outstanding options within 60 days of April 27, 2017. The exercise price of these options is NIS 32.46 ($8.12) per share, and the options expire in November 2020. Does not include 80,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 27, 2017. The exercise price of these options is NIS 45.17 ($11.29) and the options expire in October 2023.

(4)
Consists of 103,125 ordinary shares issuable upon exercise of outstanding options within 60 days of April 27, 2017. The exercise price of these options is NIS 26.62 ($6.66) per share. These options expire in July 2021. Does not include 493,449 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 27, 2017. The exercise price of these options ranges between NIS 22.23 ($5.56) and NIS 26.99 ($6.75) per share, and the options expire between July 2021 and May 2023.

(5)
Consists of 36,700 ordinary shares issuable upon exercise of outstanding options within 60 days of April 27, 2017. The exercise price of these options is NIS 27.67 ($6.92) and the options expire in July 2021. Does not include 43,300 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 27, 2017. The exercise price of these options ranges between NIS 27.67 ($6.92) and NIS 45.17 ($11.29) per share, and the options expire between July 2021 and October 2023.

(6)
Does not include 40,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 27, 2017. The exercise price of these options is NIS 45.17 ($11.29) and expire in November 2023.

(7)
Consists of 9,900 ordinary shares issuable upon exercise of outstanding options within 60 days of April 27, 2017. The exercise price of these options is NIS 27.67 ($6.92) and the options expire in July 2021. Does not include 43,300 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 27, 2017. The exercise price of these options ranges between NIS 27.67 ($6.92) and NIS 45.17 ($11.29) per share, and the options expire between July 2021 and October 2023.

(8)
Includes 8,000 shares and 36,700 ordinary shares issuable upon exercise of outstanding options within 60 days of April 27, 2017. The exercise price of these options is NIS 27.67 ($6.92) and the options expire in July 2021. Does not include 43,300 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 27, 2017. The exercise price of these options ranges between NIS 27.67 ($6.92) and NIS 45.17 ($11.29) per share, and the options expire between July 2021 and October 2023.

(9)
Includes 26,632 shares and 17,925 ordinary shares issuable upon exercise of outstanding options within 60 days of April 27, 2017. The exercise price of these options is NIS 26.62 ($6.66) and the options expire in July 2021. Does not include 158,720 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 27, 2017. The exercise price of these options ranges between NIS 22.23 ($5.56) and NIS 26.99 ($6.75) and the options expire between July 2021 and May 2023.

(10)
Includes 367,206 shares and 42,831 ordinary shares issuable upon exercise of outstanding options within 60 days of April 27, 2017. The exercise price of these options is NIS 26.62 ($6.66) and the options expire in July 2021. Does not include 84,469 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 27, 2017. The exercise price of these options ranges between NIS 22.23 ($5.56) and NIS 26.99 ($6.75) and the options expire between July 2021 and May 2023.

(11)
Includes 65,725 ordinary shares issuable upon exercise of outstanding options within 60 days of April 27, 2017. The exercise price of these options is NIS 26.62 ($6.66) and the options expire in July 2021. Does not include 158,720 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 27, 2017. The exercise price of these options ranges between NIS 22.23 ($5.56) and NIS 26.99 ($6.75) and the options expire between July 2021 and May 2023.

(12)
Includes 137,013 ordinary shares issuable upon exercise of outstanding options within 60 days of April 27, 2017, these options have an exercise price that ranges between NIS 8.29 ($2.07) and 26.62 NIS ($6.66) per share. These options expire between December 2017 and July 2021. Does not include 130,100 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 27, 2017. The exercise price of these options ranges between NIS 22.23 ($5.56) and NIS 26.99 ($6.75) and the options expire between July 2021 and May 2023.

(13)
Consists of 2,900 shares and 185,843 ordinary shares issuable upon exercise of outstanding options within 60 days of April 27, 2017. The exercise price of these options ranges between NIS 4.521 ($1.13) and NIS 26.86 ($6.72) per share, and the options expire between August 2019 and February 2022. Does not include 147,567 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 27, 2017. The exercise price of these options ranges between NIS 22.23 ($5.56) and NIS 26.99 ($6.75) per share, and the options expire between July 2021 and May 2023.

(14)
Does not include 175,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 27, 2017. The exercise price of these options ranges between NIS 22.23 ($5.56) and NIS 26.99 ($6.75) and expire between July 2022 and May 2023.

(15)
Does not include 30,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 27, 2017. The exercise price of these options is NIS 37.47 ($9.37) and expire in July 2023.

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

2003 Stock Option Plan

In July 2003, we adopted our 2003 Share Option Plan, or the 2003 Plan, which expired in November 2010. Accordingly no further grants may be made under the 2003 Plan, although any existing awards continue in full force in accordance with the terms under which they were granted. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan. As of December 31, 2016, there were 78,500 ordinary shares issuable upon the exercise of outstanding options under the 2003 Plan.

Israeli grantees who were our directors, officers and employees could be granted options under the 2003 Plan that would qualify for special tax treatment under the "capital gains route" provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, to which we refer as the Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof before the second anniversary of the registration of the options in the name of the trustee. The Israeli Tax Authority, or the ITA, approved this plan as required by applicable law. The 2003 Plan also permitted the grant to Israeli grantees of options that do not qualify under Section 102(b)(2). The 2003 Plan also provided for the grant of options to U.S. resident employees that are "qualified", i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, and options that are not qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2003 Plan allowed for the grant of awards to grantees in other jurisdictions.

2011 Share Option Plan

In May 2011, our board of directors approved and adopted our 2011 Share Option Plan, or the 2011 Plan, which expires in June 2021. As of December 31, 2016, the number of shares reserved for the exercise of options granted under the plan is 9,262,529. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. The 2011 Plan provides for the grant of awards consisting of stock options. As of December 31, 2016, there were 6,589,941 ordinary shares issuable upon the exercise of outstanding options under the 2011 Plan.

The 2011 Plan provides for the grant to residents of Israel of options that qualify under the provisions of Section 102 of the Ordinance (see "2003 Stock Option Plan" above), as well as for the grant of options that do not qualify under such provisions. The 2011 Plan has been approved by the ITA. The 2011 Plan also provides for the grant of options to U.S. resident employees that are "qualified", i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, or the Code, and options that are not qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2011 Plan allows for the grant of awards to grantees in other jurisdictions, with respect to which our board of directors is empowered to make the requisite adjustments in the plan.

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

The following table presents certain option data information for the above-described plans as of December 31, 2016:

Plan	Total Ordinary Shares Reserved for Option Grants	Aggregate Number of Options Exercised	Shares Available for Future Grants	Aggregate Number of Options Outstanding	Weighted Average Exercise Price of Options

2003 plan	3,000,000	1,834,961	—	78,500	$2.04
2011 plan	9,262,529	1,610,101	1,062,487	6,589,941	$6.50
	12,262,529	3,445,062	1,062,487	6,668,441	$6.45

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Ownership by Major Shareholders

The following table presents as of April 27, 2017 (unless otherwise noted below) the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our Major Shareholders). The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

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

Name	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class(2)
Larry Feinberg (3)	4,942,756	10.28%

Jack Schuler (4)	2,811,615	5.85%

Migdal Insurance & Financial Holdings LTD (5)	2,996,893	6.23%

Medtronic plc (6)	3,917,368	8.15%

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

2)	The percentages shown are based on 48,092,933 ordinary shares issued and outstanding as of April 27, 2017.

(3)
Based solely on a Schedule 13D/A filed with the SEC on April 25, 2017, and which reflects holdings as of April 20, 2017. Mr. Feinberg may be deemed to beneficially own 4,942,756 ordinary shares due to his relationship with Oracle Associates, LLC, Oracle Partners, LP, Oracle Institutional Partners, LP, Oracle Ten Master, LP, Oracle Investment Management, Inc., Oracle Investment Management, Inc. Employees’ Retirement Plan and The Feinberg Family Foundation.

(4)	Based solely on data held by the Company at the date of issuing Mr. Schuler ordinary shares.

(5)	Based solely on a Schedule 13G filed with the SEC on January 26, 2017, and which reflects holdings as of December 31, 2016.

(6)	Based solely on a Schedule 13G filed with the SEC on August 22, 2016, and which reflects holdings as of August 11, 2016.

Changes in Percentage Ownership by Major Shareholders

Under the Medtronic Agreements in May 2016, Medtronic purchased from Mazor newly issued securities representing four percent of Mazor's issued and outstanding securities on a fully diluted basis, at a price per ADS of $11.42, which was equal to the trailing 20-day volume weighted average price of the shares, or for a total purchase price of $11.9 million.

In August 2016, following the achievement by Mazor of certain operational milestones, Medtronic purchased newly issued securities representing 4.1 percent of Mazor's issued and outstanding securities. This investment brought Medtronic to a total holding of 7.3 percent of Mazor’s issued and outstanding securities on a fully diluted basis. The price per ADS was $21.84, which was the average price per share during the 20 trading days following the occurrence of the above-mentioned milestones, for a total purchase price of $20 million.

For a detailed description of the Medtronic Agreements, see “Item 10. Additional Information – C. Material Contracts.”

Record Holders

Based upon a review of the information provided to us by TASE, as of March 1, 2017, there were 5,830 holders of record of our ordinary shares, of which 106 record holders holding 30,272,361 shares, or approximately 62.9%, of our outstanding shares had registered addresses in the United States and there was one holder of record of the ADSs. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions

Not applicable.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See "Item 18. Financial Statements."

Export Sales

The following table presents total export sales for each of the fiscal years indicated (in thousands):

	For the year ended December 31,
	2016	2015	2014
Total export sales*	$36,165	$25,859	$20,766
as a percentage of total revenues	99%	99%	98%

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

Pursuant to our articles of association, dividends may be declared by our board of directors. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, because we have received certain benefits under the Israeli law relating to approved enterprises and privileged enterprises, our payment of dividends may subject us to certain Israeli taxes to which we would not otherwise be subject. In the event that we declare cash dividends, we may pay those dividends in NIS. See "Item 3. Key Information – D. Risk Factors—We do not intend to pay any cash dividends on our Ordinary Shares in the foreseeable future and, therefore, any return on your investment in our Ordinary Shares or the ADSs must come from increases in the value and trading price of our Ordinary Shares and the ADSs."

B.	Significant Changes

No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.	Offer and Listing Details

PRICE RANGE OF OUR ORDINARY SHARES

Our Ordinary Shares have been trading on the TASE under the symbol "MZOR" since August 2007.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our Ordinary Shares on the TASE in NIS and U.S. dollars. U.S. dollar per Ordinary Share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS Price Per Ordinary Share High	Low	U.S.$ Price Per Ordinary Share High	Low

Annual:

2017 (through April 26, 2017)	66.49	40.07	18.06	10.59
2016	46.42	16.88	12.26	4.34
2015	28.21	16.40	7.38	4.25
2014	44.92	18.66	12.87	4.83
2013	40.10	8.28	11.26	2.21
2012	9.00	3.46	2.38	0.88

Quarterly:

Second Quarter 2017 (through April 26, 2017)	66.49	51.15	18.06	14.02
First Quarter 2017	53.49	40.07	14.80	10.59
Fourth Quarter 2016	46.42	39.50	12.24	10.28
Third Quarter 2016	46.08	35.48	12.26	9.23
Second Quarter 2016	35.91	20.08	9.31	5.33
First Quarter 2016	23.14	16.88	6.05	4.34
Fourth Quarter 2015	23.80	16.40	6.17	4.25
Third Quarter 2015	28.21	21.30	7.38	5.43
Second Quarter 2015	26.99	21.67	7.16	5.50
First Quarter 2015	25.48	20.06	6.40	5.06

Most Recent Six Months:
	66.49	51.15	18.06	14.02
April 2017 (through April 26, 2017)	53.49	41.32	14.80	11.29
March 2017	44.50	43.01	12.07	11.70
February 2017	43.58	40.76	11.63	10.88
January 2017	47.18	40.07	12.25	10.59
December 2016	44.80	40.35	11.69	10.46
November 2016	45.10	39.50	11.75	10.28
October 2016	46.42	42.58	12.24	11.22

PRICE RANGE OF OUR ADSs

The ADSs have been trading under the symbol "MZOR" on the NASDAQ Capital Market since May 2013 and the NASDAQ Global Market since January 16, 2014.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the ADSs on NASDAQ in U.S. dollars.

	U.S.$ Price Per ADSs
	High	Low

Annual:
2017 (through April 26, 2017)	35.68	20.83
2016	25.89	8.79
2015	14.90	8.86
2014	25.34	9.90
2013 (since May 28, 2013)	21.85	10.40

Quarterly:
Second Quarter 2017 (through April 26, 2017)	35.68	27.82
First Quarter 2017	29.87	20.83
Fourth Quarter 2016	25.89	20.34
Third Quarter 2016	25.87	18.32
Second Quarter 2016	19.14	10.10
First Quarter 2016	11.42	8.79
Fourth Quarter 2015	12.08	8.86
Third Quarter 2015	14.90	10.66
Second Quarter 2015	14.72	11.23
First Quarter 2015	12.74	10.16

Most Recent Six Months:
April 2017 (through April 26, 2017)	35.68	27.82
March 2017	29.87	22.47
February 2017	23.69	21.52
January 2017	24.59	20.83
December 2016	23.26	20.72
November 2016	23.44	20.34
October 2016	25.89	21.83

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

C.            Material Contracts

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in "Item 4. Information on the Company - A. History and Development of the Company" above, "Item 4. Information on the Company - B. Business Overview" above, or "Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders" above.

Exclusive Lead Sharing and Distribution Agreement and Purchase Agreement with Medtronic.

On May 18, 2016, Mazor entered into two strategic agreements with Medtronic. One agreement is a two- phase Exclusive Lead Sharing and Distribution Agreement which provides for co-promotion, co-development and, upon meeting certain milestones, potential global distribution of the Mazor X System. The second agreement is a Purchase Agreement which provides for an equity investment by Medtronic in Mazor.

Exclusive Lead Sharing and Distribution Agreement

The Exclusive Lead Sharing and Distribution Agreement is a commercial agreement which has an initial U.S.-based co-promotion phase. Subject to meeting certain milestones defined in the agreement, and the parties' mutual decision to proceed, the relationship will enter a second phase. During the second phase, Medtronic will assume exclusive global sales and distribution rights for the Mazor X system. The second phase includes annual minimum sales amounts with a cumulative potential of hundreds of Mazor X systems over a four-year period. The commercial agreement relates to Mazor X systems and applications for the spine surgery market. Under the agreement, Medtronic placed an order for 15 Mazor X Systems during 2016, of which nine systems were supplied by December 31, 2016 and the remaining six systems were supplied in the first quarter of 2017.

The agreement also provides for collaboration in the following main areas:

•	Marketing activities – Medtronic is committed to actively marketing the Mazor X system. Mazor and Medtronic are working on joint efforts to create market awareness of the Mazor X System.
•
Sales Activities – In the first phase of the agreement, Medtronic's sales team is responsible for generating awareness for and interest in the Mazor X System for Spine applications. This involves bringing surgeons to labs and generating qualified leads, before providing the leads to Mazor's capital sales team to close the sales. If triggered, in the second phase of the agreement Medtronic would assume responsibility for global distribution of the Mazor X System for spine applications.

•	Co-development activities – Mazor and Medtronic will co-develop synergistic products and applications for spine surgery. This activity has already commenced.
•
Revenue sharing – Mazor will pay a lead sharing fee to Medtronic for Qualified leads Medtronic delivers to Mazor. Medtronic will pay a synergy fee to Mazor for every case where a Mazor X system is used in association with Medtronic implants. Under certain circumstances, Medtronic will pay a synergy fee to Mazor regarding Renaissance usage with Medtronic implants.

Purchase Agreement

The Purchase Agreement provides for a three-tranche equity investment in Mazor.  In the first tranche, which closed in May 2016, Medtronic purchased from Mazor newly issued securities representing four percent of Mazor's issued and outstanding share capital on a fully diluted basis, at a price per ADS of $11.42, which was equal to the trailing 20-day volume weighted average price of the shares, or a total of $11.9 million. In the second tranche, which closed in August 2016, upon the achievement by Mazor of certain operational milestones, Medtronic purchased newly issued securities representing 4.1 percent of Mazor's issued and outstanding securities. This investment brought Medtronic to a total holding of 8.4 percent of Mazor’s issued and outstanding securities, or 7.3 percent of Mazor’s issued and outstanding securities on a fully diluted basis. The price per ADS in the second tranche was $21.84, which was the average price per share during the 20 trading days following the occurrence of the above-mentioned milestones.

In a potential third tranche, Mazor will have the right to require Medtronic to consummate the purchase of Mazor securities such  that after the investment they will own up to fifteen percent of Mazor's outstanding ordinary shares on a fully diluted basis.  Consummation of this tranche is subject to consummation of the second tranche as well as the commencement of the second phase of the Exclusive Lead Sharing and Distribution Agreement, and, provided certain other conditions are met, will be solely at Mazor's discretion, at a per-share price equal to the trailing 20-day volume weighted average price prior to Mazor's exercise of the option. Medtronic, at its sole discretion, may cap the third tranche at $20 million.

D.            Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or ADSs or the proceeds from the sale of the our Ordinary Shares or ADSs, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

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

Corporate tax rate

 Israeli companies are generally subject to corporate tax. In 2016 and 2015, the corporate tax rate is 25% and 26.5% of their taxable income, respectively. However, the effective tax rate payable by a company that derives income from a "Beneficiary Enterprise", as discussed further below, may be considerably less. Capital gains derived by an Israeli company are subject to the same tax rates.

 On January 4, 2016 the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016.

 Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) - 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

The Israeli Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by "Industrial Enterprises" (as defined under the Investment Law).

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

Tax Benefits Prior to the 2005 Amendment. An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an "Approved Enterprise," is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of Economy, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.
In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel and certain tax benefits under the "Grant Track" or an alternative package of tax benefits under the "Alternative Track". The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Income derived from activity that is not approved by the Investment Center or not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

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

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors' Company, or a FIC, which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as a FIC is made on an annual basis. A company that qualifies as a FIC and has an Approved Enterprise program is eligible for an extended ten-year benefit period. As specified above, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefit period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

If a company elects the Alternative Track and distributes a dividend, out of the exempt earnings, it will be required to recapture the deferred corporate income tax applicable to the gross amount of distributed dividend that is derived from the portion of the company's facilities that has been granted Approved Enterprise status during the tax exemption period at the applicable rate of 10%-25%. In addition, dividends paid out of income attributed to an Approved Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from sales to territories with over 14 million inhabitants and meet additional criteria stipulate in the amendment. This is referred to as a "Beneficiary Enterprise". In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to its Beneficiary Enterprise.

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

In February 2007, our aforementioned Approved Enterprise status was revoked at our request, and in respect of an expansion of our plant in the Caesarea industrial park it was granted a Beneficiary Enterprise status. In accordance with this status, we will be entitled to the tax benefits provided by the Encouragement Law with respect to income of the Beneficiary Enterprise from productive activity. Income of the Beneficiary Enterprise from productive activity will be exempt from tax for two years from the year in which we first have taxable income, and will be subject to tax of 25%, but will not exceed the normal tax rate, in the following 5 years, providing that 12 years have not passed from the beginning of the year of election (i.e., 2005).

In July 2009, we submitted a declaration to the Israeli tax authority that 2008 shall be the "base" year for our beneficiary enterprise status, and hence the tax benefits described above will apply to the increase in revenues compared to that base year. In addition, in the event of a change in the field of activity and/or business model and/or a significant reduction in production levels or in product variety, the tax benefits will become void.

In 2013 we notified the tax authorities that 2012 tax year is the year of election.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a "Preferred Company" through its "Preferred Enterprise" (as such terms are defined in the Investment Law) as of January 1, 2011. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate will be 12.5% and 7%, respectively, in 2013 and will increase to 16% and 9% in 2014 and thereafter, respectively.

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

Grants under the R&D Law

Under the R&D Law research and development programs which meet specified criteria and are approved by a governmental committee of the IIA, are eligible for grants of up to 50% of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the R&D Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA. Under the regulations of the R&D Law, assuming we receive approval from the IIA to manufacture our IIA-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the IIA as a Percentage of Grant

Up to 50%	120%
between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the R&D Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the R&D Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application.

The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the R&D Law. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate IIA grants to the company's aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company's aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed 6 times the value of the grants received plus interest, with a possibility to reduce such payment to up to 3 times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the IIA.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the R&D Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an "interested party," as defined in the R&D Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the R&D Law, we may be subject to criminal charges.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

●	amortization of purchases of know-how and patents over an eight-year period for tax purposes;

●	deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock market; and

●	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the "TP Regulations"). Section 85A of the Tax Ordinance and the TP Regulations generally require that all cross-border transactions carried out between related parties will be conducted on an arm's length principle basis and will be taxed accordingly.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents generally will be subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder's country of residence. With respect to a person who is a "substantial shareholder" at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A "substantial shareholder" is generally a person who alone or together with such person's relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the "means of control" of the corporation. "Means of control" generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Preferred Enterprise. When the dividend is distributed by a Beneficiary Enterprise, the withholding rate is 20%, unless a reduced tax rate is provided under an applicable tax treaty. In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. Consequently, distributions to U.S. residents of income attributed to an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise will be subject to withholding tax at a rate of 15%, or 20%, as explained above. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders' tax liability.

Taxation of the U.S. Subsidiary in the United States

The corporate tax applicable to the U.S. Subsidiary is at graduated rates of up to 34% plus state tax of up to 9.99% (according to the tax rates in the states in which the U.S. Subsidiary operates). Furthermore, certain states in which the U.S. Subsidiary operates have a minimum tax rate.

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

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a "U.S. Holder" arising from the purchase, ownership and sale of the ordinary shares and ADSs. For this purpose, a "U.S. Holder" is a holder of ordinary shares or ADSs that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares or ADSs. This summary generally considers only U.S. Holders that will own our ordinary shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer's status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the U.S. Internal Revenue Service, or IRS with regard to the U.S. federal income tax treatment of an investment in our ordinary shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder's particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or "financial services entity"; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares or ADSs through a partnership or other pass-through entity are not considered.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading "Passive Foreign Investment Companies" below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder's tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received.

In general, preferential tax rates for "qualified dividend income" and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, "qualified dividend income" means, inter alia, dividends received from a "qualified foreign corporation." A "qualified foreign corporation" is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares or ADSs are readily tradable on the NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under "Passive Foreign Investment Companies". A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as "investment income" pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under "Passive Foreign Investment Companies", upon the sale, exchange or other disposition of our ordinary shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's tax basis for the ordinary shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

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

If we currently are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a "QEF election", or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our ordinary shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder's holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent's death, but instead would be equal to the decedent's basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares or ADSs while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder's pro rata share of our ordinary earnings as ordinary income and such U.S. Holder's pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. Holders to consider whether to make a QEF election. In addition, we intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Ordinary Shares or ADSs which are regularly traded on a qualifying exchange, including Nasdaq, can elect to mark the Ordinary Shares or ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Ordinary Shares or ADSs and the U.S. Holder's adjusted tax basis in the Ordinary Shares or ADSs. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

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

New Tax on Investment Income

For taxable years beginning after December 31, 2013, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder's total adjusted income exceeds applicable thresholds.

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

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

Pursuant to recently enacted legislation, a U.S. Holder with interests in "specified foreign financial assets" (including, among other assets, our Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held on such U.S. Holder's behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file an FBAR if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

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

Foreign Currency Exchange Risk

Our functional and reporting currency is the U.S. dollar. Although the U.S. dollar is our functional currency, a significant portion of our expenses are denominated in both NIS and Euros and currently most of our revenues are denominated in U.S. dollars. Therefore, our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, mainly against the NIS and the Euro. Our NIS and Euro expenses consist principally of payroll to our employees in Israel, payments made to subcontractors for purchasing components to our products, research and development activities and marketing and sales activities. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. If the U.S. dollar fluctuates significantly against either the NIS or the Euro, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition.

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

As of December 31, 2016, we have open currency hedging transactions in the amount of 4,000,000 NIS (approximately $1,039,000). All transactions were settled in the first quarter of 2017. We will continue to monitor exposure to currency fluctuations. Instruments that may be used to hedge future risks may include foreign currency forward, options and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against foreign currency fluctuations.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollar, mainly in NIS and Euros. Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.

The tables below provide information as of December 31, 2016 regarding our foreign currency-denominated monetary assets and liabilities.

Foreign currency denominated monetary assets and liabilities.

Position as of December 31, 2016
(U.S. $ in thousands)
Current Assets:
Shekels	3,593
Euros	927
Total	4,520

Long term Assets:
Shekels	93
Total	93

Current Liabilities:
Shekels	4,291
Euros	157
Total	4,448

Long term Liabilities:
Shekels	-
Total	-

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Fees and Expenses

The following table shows the fees and expenses that a holder of our ADSs may have to pay, either directly or indirectly:

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

	●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.05 (or less) per ADS.	●	Any cash distribution to ADS holders.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders.

$.05 (or less) per ADSs per calendar year.	●	Depositary services.

Registration or transfer fees.	●	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

Expenses of the depositary.	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement).

	●	Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes.	●	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities.	●	As necessary.

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

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making this evaluation, our management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (COSO). Based on this evaluation, our management has concluded that, as of December 31, 2016, our internal control over financial reporting is effective based on those criteria. Management reviewed the results of its assessment with our Audit Committee.

(c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has not been audited by our independent registered public accounting firm due to an exemption for emerging growth companies established by the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2016, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The board of directors has determined that Gil Bianco and Yuval Yanai are the financial experts serving on our audit committee and that these individuals along with Sarit Soccary Ben-Yochanan are independent as that term "audit committee financial expert" is defined under the rules under the Exchange Act, and are independent in accordance with applicable Exchange Act rules and the NASDAQ Stock Market rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of business conduct and ethics applicable to our employees in all locations. The code of business conduct and ethics is available on our website, www.mazorrobotics.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following fees were billed by Somekh Chaikin, a member firm of KPMG International, and affiliated firms, for professional services rendered thereby for the years ended December 31, 2016 and 2015:

	2016	2015
	(In Thousands)

Audit Fees (1)	$171	$176
Audit-Related Fees	$-	$-
Tax Fees (2)	$14	$13
All Other Fees	$10	$-
Total	$195	$189

(1)	Includes audit fee for registration statements and related prospectuses.

(2)	Includes fees for professional services rendered by our auditors for tax compliance and tax advice on actual or contemplated transactions.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

●
Quorum. While the Listing Rules of the NASDAQ Stock Market require that the quorum for purposes of any meeting of the holders of a listed company's common voting stock, as specified in the company's bylaws, be no less than 33% (1/3) of the company's outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

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

●
Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer's compensation, as is generally required under the Listing Rules of the NASDAQ Stock Market with respect to the CEO and all other executive officers.

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

Additionally, approval of the compensation of an executive officer, who is also a director, shall generally require a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our office holders compensation policy. Our compensation committee and board of directors may, in special circumstances, approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholders' objection, based on specified arguments and taking shareholders' objection into account. Our compensation committee may further exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholders' approval, if such engagement is consistent with our office holders compensation policy and our compensation committee determines based on specified arguments that presentation of such engagement to shareholders' approval is likely to prevent such engagement. To the extent that any such transaction with a controlling shareholder is for a period exceeding three years, approval is required once every three years.

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

●
Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with NASDAQ Listing Rule 5635. In particular, under this NASDAQ rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer's shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholders' approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under "Approval of Related Party Transactions under Israeli Law - Disclosure of personal interests of controlling shareholders", and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder's relative, which require the special approval described above, under "Approval of Related Party Transactions under Israeli Law - Disclosure of personal interests of controlling shareholders". In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

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

MAZOR ROBOTICS LTD.

CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2016

Mazor Robotics Ltd.

Consolidated Financial Statements as of December 31, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Mazor Robotics Ltd.

We have audited the accompanying consolidated statements of financial position of Mazor Robotics Ltd. (hereinafter – “the Company”) and its subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of income, changes in equity and cash flows, for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2016 and 2015 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016 in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
May 1, 2017

Mazor Robotics Ltd.

Consolidated Statements of Financial Position as of December 31

		2016	2015
	Note	USD thousands	USD thousands
Assets

Cash and cash equivalents	4	14,954	13,519
Short-term investments	5	37,862	21,687
Trade receivables		8,225	5,002
Other current assets	6	1,728	1,420
Inventory	7	4,715	2,777

Total current assets		67,484	44,405

Long-term investments	5	9,017	5,023
Property and equipment, net	8	3,615	1,432
Intangible assets, net	9	2,258	-
Other non-current assets	12D,13B	351	110

Total non-current assets		15,241	6,565

Total assets		82,725	50,970

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.
Consolidated Statements of Financial Position as of December 31

		2016	2015
	Note	USD thousands	USD thousands
Liabilities

Trade payables		5,018	2,219
Deferred revenue	10A	4,031	1,221
Other current liabilities	B10	8,462	4,831

Total current liabilities		17,511	8,271

Non-current liabilities - Employee benefits	11	325	299

Total liabilities		17,836	8,570

Equity	22
Share capital		124	110
Share premium		174,647	136,107
Amounts allocated to share options		-	77
Capital reserve for share-based payment transactions		9,859	7,179
Foreign currency translation reserve		2,119	2,119
Accumulated loss		(121,860)	(103,192)

Total equity		64,889	42,400

Total liabilities and equity		82,725	50,970

/s/ Jonathan Adereth	/s/ Ori Hadomi	/s/ Sharon Levita
Chairman of the Board of Directors	CEO	CFO

Date of approval of the financial statements: May 1, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

 Mazor Robotics Ltd.

Consolidated Income Statements for the Year Ended December 31

		2016	2015	2014
	Note	USD thousands	USD thousands	USD thousands
Revenues	14	36,379	26,096	21,208
Cost of sales	16	10,330	5,827	4,396

Gross profit		26,049	20,269	16,812

Research and development expenses, net	17	5,736	6,324	5,776
Selling and marketing expenses	18	33,637	24,947	21,352
General and administrative expenses	19	5,697	4,305	4,392

Operating loss		(19,021)	(15,307)	(14,708)

Financing income	20	438	272	134
Financing expenses	20	(41)	(137)	(553)

Financing income (expenses), net		397	135	(419)

Loss before taxes on income		(18,624)	(15,172)	(15,127)

Income tax expense	12	44	213	145

Net loss		(18,668)	(15,385)	(15,272)

Net loss per share

Basic and diluted loss per share (in USD)	24	(0.42)	(0.36)	(0.37)

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Consolidated Statements of Changes in Equity

				Capital
			Amounts	reserve for	Foreign
			allocated	share-based	currency
	Share	Share	to share	payment	translation	Accumulated	Total
	Capital	premium	options	transactions	reserve	loss	Equity
	USD thousands
For the year ended
December 31, 2016

Balance as of
January 1, 2016	110	136,107	77	7,179	2,119	(103,192)	42,400
Loss for the year	-	-	-	-	-	(18,668)	(18,668)
Issuance of shares, see note 22C(2)	11	31,386	-	-	-	-	31,397
Exercise of share options	3	6,549	-	(2,142)	-	-	4,410
Exercise of warrants	-	558	(77)	-	-	-	481
Expiration of share options	-	47	-	(47)	-	-	-
Share-based payments	-	-	-	4,869	-	-	4,869
Balance as of
December 31, 2016	124	174,647	-	9,859	2,119	(121,860)	64,889

For the year ended
December 31, 2015

Balance as of
January 1, 2015	110	135,182	77	4,586	2,119	(87,807)	54,267
Loss for the year	-	-	-	-	-	(15,385)	(15,385)
Exercise of share options	*-	904	-	(477)	-	-	427
Expiration of share options	-	21	-	(21)	-	-	-
Share-based payments	-	-	-	3,091	-	-	3,091
Balance as of
December 31, 2015	110	136,107	77	7,179	2,119	(103,192)	42,400

For the year ended
December 31, 2014

Balance as of
January 1, 2014	106	130,472	77	3,854	2,119	(72,535)	64,093
Loss for the year	-	-	-	-	-	(15,272)	(15,272)
Exercise of share options	4	4,635	-	(1,350)	-	-	3,289
Expiration of share options	-	75	-	(75)	-	-	-
Share-based payments	-	-	-	2,157	-	-	2,157
Balance as of
December 31, 2014	110	135,182	77	4,586	2,119	(87,807)	54,267

*) Represents an amount less than USD 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

	2016	2015	2014
	USD thousands	USD thousands	USD thousands
Cash flows from operating activities
Loss for the year	(18,668)	(15,385)	(15,272)
Adjustments:
Depreciation and amortization	822	527	540
Financing (income) expenses, net	(275)	(207)	278
Gain on sale of property and equipment	(6)	-	-
Share-based expenses	4,439	3,091	2,157
Income tax expense	44	213	145
	5,024	3,624	3,120

Change in inventory	(1,938)	273	(980)
Change in trade and other accounts receivable	(3,512)	(2,408)	(1,296)
Change in prepaid lease fees	(20)	6	(1)
Change in trade and other accounts payable	8,723	2,217	138
Change in employee benefits	26	21	(33)
	3,279	109	(2,172)

Interest received	301	194	85
Income tax paid	(38)	(114)	(51)
	263	80	34

Net cash used in operating activities	(10,102)	(11,572)	(14,290)

Cash flows from investing activities
Proceeds from (purchase of) short-term investments, net	(11,094)	9,816	22,271
Purchase of long-term investments	(9,823)	(7,538)	(7,237)
Proceeds from sale of long-term investments	748	992	-
Capitalization of development costs	(1,902)	-	-
Purchase of property and equipment	(2,361)	(702)	(503)

Net cash provided by (used in) investing activities	(24,432)	2,568	14,531

Cash flows from financing activities
Proceeds from issuance of ADR's, net	31,416	-	(294)
Proceeds from exercise of share options by
employees and service providers	4,100	370	3,042
Proceeds from exercise of warrants by investors	481	-	-
Repayment of loans to the Chief Scientist	-	-	(324)

Net cash provided by financing activities	35,997	370	2,424

Net (decrease) increase in cash and cash equivalents	1,463	(8,634)	2,665

Cash and cash equivalents at the beginning of the year	13,519	22,255	19,803
Effect of exchange rate differences on
cash and cash equivalents	(28)	(102)	(213)

Cash and cash equivalents at the end of the year	14,954	13,519	22,255

Supplementary cash flows information:
Transfer of inventory to property and equipment	-	-	410
Purchase of property and equipment on credit	(566)	-	-
Issuance costs on credit	(19)	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

A.
Mazor Robotics Ltd. (the “Company”) is an Israeli company incorporated in Israel. The address of the Company’s registered office is 5 Shacham St., Northern Industrial Park, Caesarea, Israel. These consolidated financial statements as of and for the year ended December 31, 2016 comprise the Company and its wholly owned subsidiaries incorporated in the United States (U.S.) and Singapore, Mazor Robotics Inc. and Mazor Robotics Pte. Ltd., respectively (together referred to as the “Group”). The Group is a leading innovator in spine surgery and has pioneered surgical guidance systems and complementary products in the spine and brain surgical markets that provide a safer surgical environment for patients, surgeons and operating room staff.  The Group engages in the development, production and marketing of innovative medical devices for supporting surgical procedures in the field of orthopedics and neurosurgery. The Group operates in the field of image guided surgery (also known as computer assisted surgery) that enables the use of surgical instruments with high precision and minimal invasiveness and that simplifies complex surgical procedures. Since August 2007, the ordinary shares of the Company have been registered for trade on the Tel Aviv Stock Exchange. On May 28, 2013, the Company’s American Depositary Shares ("ADSs"), each of which represents 2 ordinary shares of the Company, represented by American Depositary Receipts ("ADRs"), were registered for trade on the  NASDAQ Capital Market and are currently traded on the NASDAQ Global Market.

B.	Definitions

In these financial statements -

(1)	The Company - Mazor Robotics Ltd.

(2)	The Group - Mazor Robotics Ltd. and its subsidiaries.

(3)	Subsidiary - A company, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

(4)	Related party - Within its meaning in IAS 24, "Related Party Disclosures".

(5)	IIA - The Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Ministry of Economy ("OCS").

C.	Material events in the reporting period

Exclusive Lead Sharing and Distribution Agreement and Purchase Agreement with Medtronic.

On May 18, 2016, Mazor entered into two strategic agreements with Medtronic. One agreement is a two-phase Exclusive Lead Sharing and Distribution Agreement which provides for co-promotion, co-development and, upon meeting certain milestones, potential global distribution of the Mazor X System, a transformative guidance platform for spine surgeries. The second agreement is a Purchase Agreement which provides for an equity investment by Medtronic in Mazor.

Exclusive Lead Sharing and Distribution Agreement

The Exclusive Lead Sharing and Distribution Agreement is a commercial agreement which has an initial U.S.-based co-promotion phase. Subject to meeting certain milestones defined in the agreement, and the parties’ mutual decision to proceed, the relationship will enter a second phase. During the second phase, Medtronic will assume exclusive global sales and distribution rights for the Mazor X system. The second phase includes annual minimum sales amounts with a cumulative potential of hundreds of Mazor X systems over a four-year period. The commercial agreement relates to Mazor X systems and applications for the spine surgery market.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

C.	Material events in the reporting period (cont'd)

Purchase Agreement

The Purchase Agreement provides for a three-tranche equity investment in Mazor.  In the first tranche, which closed in May 2016, Medtronic purchased from Mazor newly issued securities representing four percent of Mazor's issued and outstanding share capital on a fully diluted basis, at a price per ADS of $11.42, which was equal to the trailing 20-day volume weighted average price of the shares, or a total of $11.9 million. In the second tranche, which closed in August 2016, upon the achievement by Mazor of certain operational milestones, Medtronic purchased newly issued securities representing 4.1 percent of Mazor's issued and outstanding securities. This investment brought Medtronic to a total holding of 8.4 percent of Mazor’s issued and outstanding securities, or 7.3 percent of Mazor’s issued and outstanding securities on a fully diluted basis. The price per ADS in the second tranche was $21.84, which was the average price per share during the 20 trading days following the occurrence of the above-mentioned milestones.

In a potential third tranche, Mazor will have the right to require Medtronic to consummate the purchase of Mazor securities such  that after the investment they will own up to fifteen percent of Mazor's outstanding ordinary shares on a fully diluted basis.  Consummation of this tranche is subject to consummation of the second tranche as well as the commencement of the second phase of the Exclusive Lead Sharing and Distribution Agreement, and, provided certain other conditions are met, will be solely at Mazor's discretion, at a per-share price equal to the trailing 20-day volume weighted average price prior to Mazor's exercise of the option. Medtronic, at its sole discretion, may cap the third tranche at $20 million.

Note 2 -  Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 27, 2017.

B.	Reporting and functional currency

These consolidated financial statements are presented in US dollars ("USD"), which is the Company's functional currency as of the date of these consolidated financial statements.

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

Note 2 -  Basis of Preparation (cont'd)

D.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company's financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any affected future periods.

Material accounting estimates and judgments - Presented hereunder is information with respect to material assumptions and estimates, which were made by the Group's management while implementing Group accounting policies:
.
Capitalization of development costs - Development costs are capitalized and recognized as an intangible asset according to the accounting policy described in Note 3E. The capitalization of the costs is based among others on management's judgment regarding technological and economic feasibility, which generally exists when a product development project reaches a defined milestone. In assessing the recoverable amount of an intangible assets, management makes assumptions as to the future anticipated cash inflows from the assets.

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

Fair value measurement of share-based payment transactions - The Group grants share-based payment to directors, employees and consultants. The fair value of the share options is measured at grant date on the basis of accepted valuation models and assumptions regarding unobservable inputs used in the valuation models. The value of the transactions, measured as described above, is recognized as an expense over the vesting period. Concurrently with the periodic recognition of an expense, an increase is recognized in a capital reserve, within the Group's equity.

E.	New standards and interpretations not yet adopted

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

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	New standards and interpretations not yet adopted (cont'd)

(1)	IFRS 16, Leases ("IFRS 16") (cont'd)

IFRS 16 will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the Company has also early adopted IFRS 15 - Revenue from contracts with customers. IFRS 16 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application or application (with the possibility of certain practical expedients) as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date.

The Company is examining the effects of IFRS 16 on the financial statements with no plans for early adoption.

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

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

The Company began its IFRS 15 implementation assessment by reviewing its current revenue recognition policy, contract with customers and its sales processes. The Company has not identified any major changes compared to the treatment currently applied under IAS 18, although the Company has not yet completed its assessment. In general the Company’s performance obligation is the transfer of goods to the customer and related activities occurring on or around the delivery. In a limited number of cases, certain activities that the Company performs for the customer after delivery may qualify as a separate performance obligation while the fair value of such secondary services are deemed to be immaterial and the realization of such services usually occurs at same point of time as the transfer of the main performance obligation. The Company will complete its examination during 2017.

(3)	IFRS 9 (2014), Financial Instruments ("IFRS 9 (2014)")

IFRS 9 (2014) replaces the current guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 (2014) includes revised guidance on the classification and measurement of financial instruments, a new 'expected credit loss' model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted.

The Group has examined the effects of applying IFRS 9 (2014), and in its opinion the effect on the financial statements will be immaterial.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 2 -  Basis of Preparation (cont'd)

E.	New standards and interpretations not yet adopted (cont'd)

(4)	Amendment to IAS 12, Income Taxes: Recognition of Deferred Tax Assets for Unrealised Losses

The Amendment clarifies that for purposes of recognizing a deferred tax asset, the effect of reversal of deductible temporary differences should be excluded when assessing future taxable profit. This assessment should be made separately for different types of deductible temporary differences if tax laws contain restrictions on the types of taxable profit from which losses can be deducted. Moreover, the Amendment provides that probable future profits may include profits from the recovery of assets at more than their carrying value, if there is sufficient supporting evidence.

The Amendment is applicable retrospectively for annual periods beginning on or after January 1, 2017 with early adoption being permitted.

The Group has examined the effects on the financial statements of applying the Amendment for IAS 12 and is of the opinion the effect on the financial statements will be immaterial.

Note 3 -  Significant Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements.

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

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments

(1)	Non-derivative financial assets

Initial recognition of financial assets
The Group initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets acquired in a regular way purchase, including assets designated at fair value through profit or loss, are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument (i.e., on the date the Group undertook to purchase or sell the asset). Non-derivative financial instruments comprise investments in marketable securities, deposits, trade and other receivables, and cash and cash equivalents.

De-recognition of financial assets
Financial assets are de-recognized when the Group's contractual rights to the cash flows from the asset expire, or when the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

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

Financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are de-recognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Non-derivative financial liabilities comprise of, trade and other accounts payable.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

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

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. Spare parts, servicing equipment and stand-by equipment are to be classified as fixed assets when they meet the definition of fixed assets in IAS 16, and are otherwise to be classified as inventory.

Gains and losses on disposal of property and equipment are determined by comparing the net proceeds from disposal with the carrying amount of the asset, and are recognized net within  the relevant line item in profit or loss.

(2)	Subsequent costs

The cost of replacing part of a property and equipment asset item is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

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

The estimated useful lives for the current and comparative periods are as follows:

Computers and equipment	3 years
Machinery and equipment	3-10 years
Motor Vehicles	7 years
Office furniture and equipment	6-17 years
Leasehold improvements	The shorter of the lease term and the useful life

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

D.	Property and Equipment (cont'd)

(1)	Depreciation (cont'd)

Depreciation methods and useful lives are reviewed at each financial year-end and adjusted if appropriate.

E.	Intangible assets

(1)	Research and development

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

With regard to some of the Company's products, technological feasibility may occur only after the Company receives approval from the U.S. Food and Drug Administration (the FDA). Sometimes the costs incurred between the successful completion of the product's development and successful clinical trials, and the time the product is ready for sale are immaterial, so that in reality all of the development costs might be recognized in profit or loss as incurred.

Any capitalized expenditure includes the cost of materials, direct labor and other related costs that are directly attributable to developing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

During 2016, the Company reached technological and commercial feasibility regarding one of its projects according to the conditions listed above, see note 9.

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

Management estimates the useful life of the capitalized development costs as 7 years.

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

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

Objective evidence that financial assets are impaired can include:
•	Default by a debtor;
•	Indications that a debtor or issuer will enter bankruptcy;
•	Observable data indicating a measurable decrease in the cash flow expected from a group of financial assets.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. All individually significant financial assets are assessed for specific impairment, and all impairment losses are recognized in profit or loss and reflected in a provision for loss against the balance of the financial asset measured at amortized cost.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the recognition of the impairment loss. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

(2)	Non-financial assets

The carrying amounts of the Group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less costs to sell). In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amounts of the assets in the cash-generating unit on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

H.	Employee benefits

(1)	Post-employment benefits

Most of the Group's Israeli employees are subject to Section 14 of the Israeli Severance Pay Law - 1963 and therefore substantially all of the post-employment plans of the Group are classified as defined contribution plans.

Defined contribution plans
Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which services are rendered by employees.

(2)	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided, or upon the actual absence of the employee when the benefit is not accumulated.

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

Long-term benefits are presented on a discounted basis and are immaterial to the financial statements.

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

General
The Group recognizes revenue in accordance with IAS 18, Revenue Recognition, including provisions related to recognition of revenue from multiple-component transactions. Accordingly, the Group recognizes revenue from the sale of goods when:

•	The significant risks and rewards of ownership of the goods have been transferred to the customer;
•	It is probable that the economic benefits associated with the transaction will flow to the Group;
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably;
•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; and
•	The amount of revenue can be measured reliably.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

J.	Revenue Recognition (cont'd)

The revenue from sales in the ordinary course of business is measured according to the fair value of the consideration received or receivable, which is based on the selling price of each component, net of discounts.

In general, the Group's sales agreements include several components:
•	Surgical guidance systems ("Systems");
•	disposable components and accessories; and
•	warranty and maintenance services related to the systems sold, which includes replacement parts, software updates, preventive maintenance and on-call support as detailed in the agreement.

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

•
Sales to distributors - Upon delivery to the distributor, provided that the significant risks and rewards of ownership of the system are transferred to the distributor upon delivery, the distributor has no right of return, receipt of the consideration is probable and not dependent on the distributor's ability to collect from the end customer, the commitment to carry out installation and training for the end customer lies with the distributor and that the distributor has been authorized to perform the installation and training for the end customers. If the above conditions are not met, the Group recognizes revenue at the time of fulfillment of the conditions for recognition of revenue from the end customer.

For System sales, where a commitment for future trade-in exists, the Company examines whether the transaction meets all revenue recognition criteria. If one or more of the revenue recognition criteria are not met, revenue is deferred and the System is presented in inventory until the earliest of trade-in commitment is fulfilled, or trade-in option expire.

In rare circumstances, the Company may bill a customer for a product and retain physical possession of the product until it is transferred to the customer at a point in time in the future. If such delivery is delayed at the customer's request and the customer assumes title and accepts billing, revenue is recognized when the buyer takes title, provided that:

(i)	It is probable that the delivery will be made;
(ii)	The item is on hand, identified and ready for delivery to the customer at the time the sale is recognized;
(iii)	The customer specifically acknowledges the deferred delivery instructions, and
(iv)	The usual payment terms apply.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

J.	Revenue Recognition (cont'd)

Disposable components sales - Revenue from the disposable components sales is recognized at the time of the transfer of the significant risks and rewards of ownership as follows:

•	In sales to end customers - Upon delivery.

•
In sales to distributors - Upon delivery to the distributor, provided that the significant risks and rewards of ownership of the components are transferred to the distributor upon delivery, the distributor has no right of return and that the receipt of the consideration is probable and not dependent on the distributor's ability to collect from the end customer.

Warranty and maintenance services ("services") - Revenue from services is recognized proportionately over the period of rendering of the service and subject to the other conditions for revenue recognition specified above.

L.	Financing income and expenses

Financing income comprises interest income on funds invested, changes in the fair value of financial assets at fair value through profit or loss, changes in fair value of derivative instruments and foreign currency gains. Interest income is recognized as it accrues using the effective interest method.

Financing expenses comprise changes in fair value of derivative instruments, liability to the IIA as well as changes in the fair value of financial assets at fair value through profit or loss and foreign currency losses.

In the statements of cash flows, interest received and interest paid are presented as part of cash flows from operating activities.

Foreign currency gains and losses are reported on a net basis.

M.	Taxes on income

Taxes on income are comprised of current and deferred tax. Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized with respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

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

The Group presents basic and diluted loss per share data for its ordinary shares. Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, for the effects of all dilutive potential ordinary shares, which comprise share options and share options granted to employees.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

O.	Comprehensive income

The Group has no comprehensive income components other than net income or loss.

Note 4 -  Cash and Cash Equivalents

	December 31
	2016	2015
	USD thousands	USD thousands
Current balances in banks	14,784	10,972
Deposits held at financial institutions, with original
maturity periods of up to three months	170	2,547

	14,954	13,519

The deposits outstanding, as of December 31, 2016, bear annual interest of 0.76%-0.80%.

The Group's exposure to credit, interest rate and currency risks and a sensitivity analysis for financial assets are disclosed in Note 26.

Note 5 -  Investments

Breakdown according to type of investment

	December 31
	2016	2015
	USD thousands	USD thousands
Short-term investments
Deposits held at financial institutions, in USD	(*)37,849	21,674

Investments in marketable securities
Mutual funds	13	13
	37,862	21,687
Long-term investments
Deposits held at financial institutions, in USD	9,017	5,023

The deposits outstanding, as of December 31, 2016, bear annual interest of 0.19%-1.64%.

The Group's exposure to credit, interest rate and currency risks, and a sensitivity analysis for financial assets are disclosed in Note 26.

(*) Including restricted cash in the amount of USD 1,331 thousand for bank guarantees.

Note 6 - Other Current Assets

	December 31
	2016	2015
	USD thousands	USD thousands

Institutions	1,127	656
Prepaid expenses	254	476
Interest receivable	171	125
Advances to suppliers	1	102
Other receivables	175	61

	1,728	1,420

The Group's exposure to credit and currency risk is disclosed in Note 26.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 7 -  Inventory

	December 31
	2016	2015
	USD thousands	USD thousands
Raw materials and spare parts	1,634	970
Work in progress	232	277
Finished goods	2,849	1,530

	4,715	2,777

Note 8 - Property and Equipment, net

			Office
		Machinery	furniture		Computers
	Motor	and	and	Leasehold	and
	vehicles	equipment	equipment	improvements	equipment	Total
	USD thousands
Cost
Balance as of January 1, 2016	33	1,880	193	301	1,236	3,643
Additions	-	1,765	31	828	313	2,937
Disposals	(33)	(32)	(10)	(309)	(54)	(438)

Balance as of December 31, 2016	-	3,613	214	820	1,495	6,142

Balance as of January 1, 2015	33	1,366	178	261	1,146	2,984
Additions	-	514	15	40	133	702
Disposals	-	-	-	-	(43)	(43)

Balance as of December 31, 2015	33	1,880	193	301	1,236	3,643

Depreciation
Balance as of January 1, 2016	26	954	64	188	979	2,211
Depreciation for the year	3	423	13	124	185	748
Disposals	(29)	(32)	(10)	(309)	(52)	(432)

Balance as of December 31, 2016	-	1,345	67	3	1,112	2,527

Balance as of January 1, 2015	21	673	52	149	832	1,727
Depreciation for the year	5	281	12	39	190	527
Disposals	-	-	-	-	(43)	(43)

Balance as of December 31, 2015	26	954	64	188	979	2,211

Carrying amount
Balance as of January 1, 2015	12	693	125	112	315	1,257
Balance as of December 31, 2015	7	926	129	113	257	1,432
Balance as of December 31, 2016	-	2,268	147	817	383	3,615

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Intangible Assets

Intangible assets include capitalized development costs relating to one of the Company's products in accordance with the requirements of IAS 38, Intangible Assets, as described in Note 3E.

During 2016 the Company capitalized development costs, as detailed below. In the years 2015 and 2014 the Company did not capitalize development costs.

Presented hereunder is the movement in the carrying amount of intangible assets during the years 2016 and 2015:

Capitalized development costs
USD thousands
Cost
Balance as of January 1, 2015 and December 31, 2015	-
Capitalization of development costs for the year ended December 31, 2016	2,332
Balance as of December 31, 2016	2,332

Amortization (recognized as part of cost of goods sold)
Balance as of January 1, 2015 and December 31, 2015	-
Amortization for the year ended December 31, 2016	74

Balance as of December 31, 2016	74

Carrying amount
December 31, 2015	-
December 31, 2016	2,258

Amortization

The current amortization of development costs is recognized in cost of sales.

Note 10 - Other Current Liabilities

A.	Deferred income

	December 31
	2016	2015
	USD thousands	USD thousands
Deferred income relating to warranty and installations commitments	2,197	1,221
Deferred income relating to trade-in systems	1,834	-

	4,031	1,221

B.	Other current liabilities

	December 31
	2016	2015
	USD thousands	USD thousands
Salary and related liabilities	4,905	3,161
Accrued expenses	3,029	1,283
Institutions	300	155
Tax provision	8	111
Hedging transactions	-	4
Related parties*	45	35
Other	175	82

	8,462	4,831

*	See Note 21 - Related Parties, for additional information regarding transactions and balances with related parties.

The Group's exposure to currency and liquidity risks related to certain payables is disclosed in Note 26.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 11 - Employee Benefits

Employee benefits mostly include post-employment benefits for Israeli employees who are in the scope of Section 14 of the Israeli Severance Pay Law - 1963, that are accounted for as defined contribution plans. The Group also has immaterial defined benefit plans for which it deposits amounts in appropriate insurance policies. Such amounts are classified as long-term liabilities.

Regarding short-term benefits see Note 10 - Other Current Liabilities.

Regarding share-based payments see Note 23 - Share-Based Payments.

Post-employment benefit plans - defined contribution plan

	For the year ended December 31
	2016	2015	2014
	USD thousands	USD thousands	USD thousands
Amount recognized as expense in respect of
defined contribution plan	368	243	229

Note 12 - Taxes on Income

A.	Details regarding the tax environment of the Group

(1)	Corporate tax rate

(a)	Presented hereunder are the Israeli tax rates in the years 2014-2016:

  2014 - 26.5%
  2015 - 26.5%
  2016 - 25%

     Capital gains derived by an Israeli company are subject to the same tax rate.

(b)
On January 4, 2016 the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016.

Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) - 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

(2)	Benefits under the Israeli Law for the Encouragement of Capital Investments - 1959 (hereinafter - "the Law")

(a)
In April 2004, the Company was granted "Approved Enterprise" status in accordance with the Law with respect to a plan to construct a plant in Caesarea, Israel for the manufacture of systems for assisting and guiding complex surgical procedures. In February 2007, the aforementioned approved enterprise status was revoked at the request of the Company, and in respect of an expansion of its plant in the Caesarea industrial park it was granted "Beneficiary Enterprise" status per the definition of this term in the Law. In accordance with this status, the Company will be entitled to the tax benefits provided by the Law with respect to income of the beneficiary enterprise from productive activity. Income of the beneficiary enterprise from productive activity will be exempt from tax for two years from the year in which the Company first has taxable income, and will be subject to tax of 10%-25% in the following 5 years, provided that 12 years have not passed from the beginning of the year of election. In the event of a dividend distribution from income that is exempt from company tax, as aforementioned, the Company will be required to pay tax of 25% on that income. In 2013, the Company notified the tax authorities that 2012 tax year is the year of election.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont'd)

A.	Details regarding the tax environment of the Group (cont'd)

(2)	Benefits under the Israeli Law for the Encouragement of Capital Investments - 1959 (hereinafter - "the Law") (cont'd)

In addition, in the event of a change in the field of activity and/or business model and/or a significant reduction in production levels or in product variety, the tax ruling will become void. The Company will be controlled and managed in Israel throughout the benefit period.

(b)
On December 29, 2010, the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments - 1959 (hereinafter - "the Amendment"). The Amendment is effective from January 1, 2011 and its provisions apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment.

Companies can choose not to be included in the scope of the amendment to the Encouragement Law and to stay in the scope of the law before its amendment until the end of the benefits period of its approved/beneficiary enterprise.

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the "Ireland" track and the "Strategic" track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company's income entitled to benefits. On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) - 2013, which raised the tax rates on preferred income as from the 2014 tax year as follows: 9% for Development Area A and 16% for the rest of the country. Furthermore, an enterprise that meets the definition of a special preferred enterprise is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5%  in Development Area A and of 8% in the rest of the country.

The Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is an Israeli resident company. A tax rate of 20% shall apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties.

The Company meets the conditions provided in the Amendment to the Law for inclusion in the scope of the tax benefits track, but currently chose to stay in the scope of the Law before its amendment.

(3)	Benefits under the Law for the Encouragement of Industry (Taxes)

The Company qualifies as "Industrial Companies" as defined in the Law for the Encouragement of Industry (Taxes) – 1969 and accordingly entitled to benefits of which the most significant ones are as follows:

(a)	Higher rates of depreciation.
(b)	Amortization in three equal annual portions of issuance expenses when registering shares for trading as from the date the shares of the company were registered.
(c)	An 8-year period of amortization for patents and know-how serving in the development of the enterprise.
(d)	The possibility of submitting consolidated tax returns by companies in the same line of business.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont'd)

A.	Details regarding the tax environment of the Group (cont'd)

(4)	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985

Through 2014, the Company has maintained its books and records for Israeli tax purposes in NIS. Calculation of the Company's results in NIS differs from the results reported in the financial statements, which are based on the functional currency of the Company which is the U.S. Dollar.

The Company has elected, commencing January 1, 2015, to maintain its books and records in U.S. dollars for tax purposes, as permitted under the tax regulations, since the Company is considered a "foreign invested company". The Company must continue to be taxed on this basis for at least three years.

(5)	Taxation of the subsidiary in the U.S.

The tax rates applicable to the subsidiary incorporated in the U.S. are federal tax rate of 34% plus state tax of 0.00% to 9.99%, depending on the state. Furthermore, certain states in which the subsidiary operates have a minimum tax.

Israel and the U.S. have a double tax avoidance treaty. According to the treaty, dividends and interest are subject to withholding tax of 12.5% and 17.5%, respectively.

B.	Composition of income tax expense

	For the year ended December 31
	2016	2015	2014
	USD thousands	USD thousands	USD thousands
Current tax expense
Current tax	265	97	194

Deferred tax expense (income)
Changes in deferred tax assets\
liabilities in subsidiary	(221)	116	(49)
Total tax expense	44	213	145

C.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	For the year ended December 31
	2016	2015	2014
	USD thousands	USD thousands	USD thousands
Loss before taxes on income	(18,624)	(15,172)	(15,127)
Primary tax rate of the Company	25%	26.5%	26.5%

Tax calculated according to the Company's
primary tax rate	(4,656)	(4,021)	(4,009)

Changes to tax in respect of:
Different tax rate of foreign subsidiaries	94	54	20
Non-deductible expenses	1,179	875	615
Difference between the measurement basis of
the Company's results for tax purposes and the
measurement basis of the Company's results in
the financial statements (see A(4) above)	-	-	1,905
Tax losses and benefits for which deferred
tax assets were not created	3,583	3,290	1,578
Other differences	(156)	15	36

Income tax expense	44	213	145

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont'd)

D.	Deferred tax assets and liabilities

(1)	The Company has recognized deferred tax assets and liabilities in respect of the following items:

	December 31
	2016	2015
	USD thousands	USD thousands
Property and equipment	(102)	(101)
Tax losses and other temporary differences	360	138
Deferred tax assets	258	37

Deferred taxes in respect of the losses of the U.S. subsidiary were recognized, following the profitability of the U.S. subsidiary in recent years and convincing evidence that the U.S. subsidiary will experience sufficient taxable income in the near future and following the evaluation of the losses that more likely than not will be allowable under applicable tax laws.

During 2016, deduction in current tax liabilities in the amount of USD 310 thousand were recognized directly in equity and not through profit or loss. Deduction in current tax liabilities were recognized in respect of disqualifying dispositions of  ISO options by U.S. subsidiary employees.

(2)	Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	December 31
	2016	2015
	USD thousands	USD thousands
Deductible temporary differences, net	5,034	6,112
Capital tax losses	7,486	7,375
Operating tax losses	92,089	76,178

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

In general, the losses of the subsidiary in the USA can be used for up to a period of 20 years according to the tax laws of its state of incorporation. The utilization of the subsidiary's tax losses has been limited to USD 207 thousand per year, by an "ownership change" under Section 382 of the Internal Revenue Code (the "Code"), which occurred during July 2009. An "ownership change" generally is a 50% increase in ownership over a three-year period by stockholders who directly or indirectly own at least 5% of the Company's stock. The limitation applies to all tax losses existing at the time of the ownership change.

The amount of benefits the Company may receive from the operating loss carry forwards for income tax purposes is further dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, such as additional changes in ownership, the effects of which cannot be determined.

E.	Carry-forward losses

The Company has carry-forward operating tax losses and carry-forward capital tax losses of USD 90,140 thousand and USD 7,486 thousand, respectively, as of December 31, 2016.

The U.S. subsidiary has carry-forward operating tax losses of USD 2,443 thousand as of December 31, 2016.

F.	Tax assessments

Tax years up to and including the year ended 2012 are considered final for the Company and the U.S. subsidiary.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 13 - Commitments

A.
The Company and the U.S. subsidiary have operating lease agreements with respect to the buildings they use. The agreements of the Company will end in December 2017 and June 2021 and the agreement of the U.S. subsidiary will end in April 2018, respectively. The Company provided a promissory note in the amount of USD 15 thousand and deposited as a lien USD 274 thousand as security for the building lease.

The rent payments for buildings in Israel are linked to the CPI and for those in the U.S. are stated at the U.S. dollar. The minimum annual lease payments under the agreements, including the extension period, are as follows:

December 31, 2016
USD thousands
2017	903
2018	634
2019	562
2020	562
2021	281
2,942

The lease payments amounted to USD 648 thousand in 2016 and USD 341 thousand in 2015.

B.
The Company leases motor vehicles under operating lease agreements for a period of 32 to 36 months. With regards to these agreements, the Company has deposited amounts as security for the future rent payments. As of the reporting date the balance of prepaid expenses on account of the lease of motor vehicles is USD 93 thousand. The deposits are linked to the CPI and do not bear interest. The minimum annual payments according to the agreements are as follows:

December 31, 2016
USD thousands
2017	282
2018	199
2019	91
572

The lease motor vehicles payments amounted to USD 309 thousand in 2016 and USD 280 thousand in 2015.

C.
In January 2012, the Company entered into a distribution agreement with Mazor Robotics GmbH (hereinafter: "Mazor Germany"). According to the agreement, the Company will grant to Mazor Germany exclusive distribution rights in Germany, Austria and Switzerland (the "Territory") with respect to various products of the Company, and limited service also in other European countries according to the needs of the Company, and will also pay a monthly fee to support penetration cost to the Territory. The monthly fee will be agreed  by both parties in advanced each calendar year. The monthly fee will be paid 3 months in advance each calendar month. The Company granted to Mazor Germany the right to use the name "Mazor", and this right will expire on the last date of a binding agreement. The intellectual property will at all times continue to be the property of the Company. The agreement will continue until terminated by either party with 180 days written notice. During the 180 day advance notice the Company will continue to pay the monthly fee as agreed.

D.
As of December 31, 2016, the Company has purchase obligations in the amount of USD 5,590 thousand (as of December 31, 2015: USD 2,468 thousand) which mainly represent outstanding purchase commitments for inventory components and R&D materials ordered in the normal course of business.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 14 - Revenues

	For the year ended December 31
	2016	2015	2014
	USD thousands	USD thousands	USD thousands
Sales of systems	19,624	13,373	12,040
Sales of disposables	10,295	7,648	4,916
Services and other	6,460	5,075	4,252

	36,379	26,096	21,208

Note 15 - Segment Reporting

A.	Information about reportable segments

The Group has one reportable segment.

B.	Entity level disclosures

(1)	Major Customers

In the years ended December 31, 2016 and 2015, there were no major customers.

(2)	Information on products and services

The Group's revenues from external parties in respect of each category of similar products and services are presented in Note 14.

(3)	Information on geographical areas
	For the year ended December 31, 2016
	U.S.A.	International	Total
	USD in thousands
Total revenues	30,716	5,663	36,379

	For the year ended December 31, 2015
	U.S.A.	International	Total
	USD in thousands
Total revenues	20,271	5,825	26,096

	For the year ended December 31, 2014
	U.S.A.	International	Total
	USD in thousands
Total revenues	15,486	5,722	21,208

Virtually all of the Company's long-lived assets are located in Israel.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 16 - Cost of Sales

	For the year ended December 31
	2016	2015	2014
	USD thousands	USD thousands	USD thousands
Materials and subcontractors	7,503	3,669	2,616
Salaries, wages and related expenses	1,474	1,264	1,061
Depreciation and amortization	418	193	189
Other manufacturing expenses	935	701	530

Total cost of sales	10,330	5,827	4,396

Note 17 - Research and Development Expenses

	For the year ended December 31
	2016	2015	2014
	USD thousands	USD thousands	USD thousands
Materials and subcontractors	2,444	2,690	2,358
Salaries, wages and related expenses	4,167	2,875	2,630
Depreciation	97	45	94
Patent registration expenses	208	106	139
Overhead	539	355	309
Other research and development expenses	613	253	246
	8,068	6,324	5,776

Less: capitalized cost	(2,332)	-	-

Total research and development expenses	5,736	6,324	5,776

Note 18 - Selling and Marketing Expenses

	For the year ended December 31
	2016	2015	2014
	USD thousands	USD thousands	USD thousands
Salaries, wages and related expenses	22,270	(*)16,143	12,952
Consultation	2,439	(*)1,834	1,659
Advertising, demonstrations and exhibitions	3,243	2,546	2,579
Travel expenses	3,814	(*)2,696	2,412
Depreciation	259	213	199
Excise tax	-	308	238
Overhead	919	707	675
Other selling and marketing expenses	693	(*)500	638

Total selling and marketing expenses	33,637	24,947	21,352

(*) Reclassified.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 19 - General and Administrative Expenses

	For the year ended December 31
	2016	2015	2014
	USD thousands	USD thousands	USD thousands
Salaries, wages and related expenses	3,525	2,395	2,183
Professional services	1,510	1,271	1,274
Travel expenses	192	214	155
Overhead	203	133	125
Other general and administrative expenses	267	292	655

Total general and administrative expenses	5,697	4,305	4,392

Note 20 - Financing Income and Expenses

	For the year ended December 31
	2016	2015	2014
	USD thousands	USD thousands	USD thousands
Interest income and net change in fair value of
financial assets held-for-trading	399	269	134
Hedging transactions	39	3	-

Financing income recognized in profit or loss	438	272	134

Net expenses from change in exchange rates	(10)	(113)	(107)
Financing expenses on liabilities to the IIA	-	-	(15)
Hedging transactions	-	-	(408)
Other financing expenses	(31)	(24)	(23)

Financing expenses recognized in profit or loss	(41)	(137)	(553)

Net financing income (expenses)	397	135	(419)

Note 21 - Related Parties

A.	Key management personnel compensation (including directors)

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers (such as a car,  etc.), and contributes to post-employment plans on their behalf. Executive officers and directors also participate in the Company's share option program (see Note 23 regarding share-based payments).

Compensation to key management personnel (including one director) that are employed by the Group:

	For the year ended December 31
	2016		2015		2014
	Number	USD	Number of	USD	Number	USD
	of people	thousands	people	thousands	of people	thousands
Employee benefits	9	3,012	9	2,092	7	2,020
Share-based payments	9	1,865	9	1,285	7	501
		4,877		3,377		2,521

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 21 - Related Parties (cont'd)

A.	Key management personnel compensation (including directors) (cont'd)

Compensation to directors:

	For the year ended December 31
	2016		2015		2014
	Number	USD	Number of	USD	Number	USD
	of people	thousands	people	thousands	of people	thousands
Total compensation
to directors employed
by the Company*	1	199	1	187	1	314
Compensation to
independent directors**	5	354	4	423	4	305

*	Including share-based payments in the amount of USD 82 thousand, USD 78 thousand and USD 196 thousand in 2016, 2015 and 2014, respectively.
**	Including share-based payments in the amount of USD 194 thousand, USD 287 thousand and USD 166 thousand in 2016, 2015 and 2014, respectively.

B.	Engagements between the Company and related parties

(1)
On January 22, 2014, the Company's shareholders approved, based on the recommendations of the Company's compensation committee and board of directors, an amendment to the employment terms of the Company's CEO, so that his re-adjustment payment shall be extended from four monthly payments to six monthly payments in the event that the CEO will resign subsequent to a change of control in the Company and it shall be extended from six monthly payments to nine monthly payments in the event that the CEO will be terminated subsequent to a change of control in the Company.

(2)
On July 22, 2014, the Company's shareholders approved an amendment to the employment terms of the CEO, based on the compensation committee and the Board of Directors recommendation, such that the CEO salary, effective April 1, 2014, has been updated to NIS 70 thousand (USD 18 thousand) per month.

(3)
On July 22, 2014, the Company's shareholders approved additional share-based compensation to one of the directors. On the same date, the terms for granting share-based compensation to three directors were met – For further details, see Note 23(C).

(4)	On October 22, 2014, October 8, 2015 and July 19, 2016, the Company's general meeting of shareholders approved additional share-based compensation to the CEO – For further details, see Note 23(C).

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 21 - Related Parties (cont'd)

B.	Engagements between the Company and related parties (cont'd)

(5)
On July 19, 2016, the Company’s shareholders approved an amendment to the employment terms of the CEO, based on the compensation committee and the Board of Directors recommendation, such that the CEO salary, effective March 1, 2016, has been updated to NIS 80 thousand (USD 20 thousand) per month. On the same date, the Company’s shareholders approved the grant of a bonus in the sum of NIS 900,000 to the CEO, in light of his contribution to the Company's successful completion of a private placement of the Company's ADSs and the execution of an Exclusive Lead Sharing and Distribution Agreement in May 2016, as further discussed in Note 1(C).

(6)	On November 28, 2016, the Company's shareholders approved share-based compensation to all of the directors - For further details see Note 23(C).

Note 22 - Equity

A.	Share capital

	December 31
	Number of Ordinary shares
	2016	2015
	Thousands of shares of
	NIS 0.01 par value
Issued and paid-in share capital as of January 1	42,352	42,133
Issuance of share capital to investors	3,917	-
Exercise of warrants by investors	134	-
Exercise of share options by employees	1,216	219

Issued and paid-in share capital as of December 31	47,619	42,352
Authorized share capital	75,000	75,000

The holders of ordinary shares are entitled to receive dividends, if declared, and are entitled to one vote per share at general meetings of the Company.

B.	Warrants held by investors

	December 31
	Number of options
	2016	2015
	Thousands of options of
	NIS 0.01 par value
Number of outstanding options as of January 1	134	134
Exercised during the period	(134)	-

Number of outstanding options as of December 31	-	134

C.	Issuances of share capital

(1)	Private placement - 2011

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

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Equity (cont'd)

(1)	Private placement – 2011 (cont'd)

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

On February 21, 2016, the Company issued an aggregate of 134,421 Ordinary Shares for  total aggregate consideration of NIS 1,882 thousand (approximately USD 481 thousand).

(2)	Private issuance - 2016

On May 18, 2016, the Company entered into two strategic agreements with Medtronic. One agreement is a two-phase Exclusive Lead Sharing and Distribution Agreement which provides for co-promotion, co-development and, upon meeting certain milestones, potential global distribution of the Mazor X System. The second agreement is a Purchase Agreement which provides for a three-tranche equity investment by Medtronic in Mazor.

On May 25, 2016, Company issued to Medtronic 1,042,992 ADSs, representing 2,085,984 ordinary shares, par value NIS 0.01, at a price of  USD 11.42 per ADS, bringing total gross proceeds from the issuance to USD 11,911 thousands before deducting issuance expenses payable by the Company.

The total issuance expenses amounted to approximately USD 265 thousands.

On August 11, 2016, the Company issued to Medtronic 915,692 ADSs, representing 1,831,384 ordinary shares, par value NIS 0.01, the at a price of  USD 21.84 per ADS, bringing total gross proceeds from the issuance to USD 20,000 thousands before deducting issuance expenses payable by the Company. The total issuance expenses amounted to approximately USD 249 thousands.

For further details on the agreement and the potential third investment tranche, please refer to Note 1(C).

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Share-Based Expenses

A.	Grant of share options to employees and directors of the Company

The Company regularly compensates its employees, directors, consultants and other service providers by means of options to purchase ordinary shares of the Company. As of December 31, 2016, the Company has outstanding options to purchase 6,668,441 ordinary shares of the Company with a par value of NIS 0.01. All of the grants are equity grants.

As of that date, options to purchase 1,882,267 ordinary shares are exercisable.

B.
As of December 31, 2016, the Company has 2 stock option plans for employees, directors, consultants and other service providers of the Group (the "2003 Plan" and the "2011 Plan"). No further grants may be made under the 2003 Plan.

On May 30, 2011, the Company's Board of Directors approved the 2011 Plan which allows for grants to the Company's employees, directors, consultants and other service providers of the Group. The Company will be able to grant up to 9,262,529 options at any time throughout a period of 10 years from the date of approval of the 2011 Plan according to the terms of the plan.

As of December 31, 2016, there are 1,062,487 additional options available for grant under the 2011 Plan.

C.	The number and weighted average exercise prices of share options are as follows:

	Weighted				Weighted
	average		Weighted		average
	exercise	Number of	average	Number of	exercise	Number of
	price*	options	exercise price*	options	price*	options
	2016	2016	2015	2015	2014	2014
	US dollars		US dollars		US dollars

Balance at January 1	5.43	5,531,623	5.43	4,540,158	2.77	3,715,613
Forfeited during the year	6.83	(235,718)	7.09	(364,408)	4.75	(250,935)
Exercised during the year	3.59	(1,216,115)	1.70	(218,277)	2.31	(1,313,170)
Granted during the year	7.04	2,588,651	6.76	1,574,150	7.96	2,388,650

Outstanding at
December 31	6.45	6,668,441	5.43	5,531,623	5.43	4,540,158

Exercisable at
December 31	5.19	1,882,267	2.91	1,949,459	2.65	1,640,803

      * The exercise price is denominated in NIS.
      With respect to options granted to related parties, see Note 21 on related parties.

D.
Total expense recognized as salary expense for years ended December 31, 2016 are USD 4,439 thousand (USD 3,091 thousand and USD 2,157 thousand for years ended December 31, 2015 and 2014, respectively).

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Share-Based Expenses (cont'd)

E.
The fair value of share options granted to employees, directors, consultants and other service providers is measured using the binomial model. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the historical volatility), the expected life span of the options taking in consideration certain acceleration terms, and the risk-free interest rate (based on government debentures). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

The table below summarizes the grant terms and the parameters that were used to determine the fair value of the benefit  for grants which are not fully vested as of the balance sheet date:

								Share price
				Contractual				that served	Total
			Vesting	life of the			Average	as a basis	fair value of
Grant date		Number of	Period	options	Interest	Expected	exercise	for pricing	the benefit on
DD/MM/YEAR	Offerees	instruments	(Years)	(Years)	rate	volatility	price*	the option*	the grant date
					%	%	USD	USD	USD thousands
02/02/2014	Employees	64,500	1-4	7	3.31	48.55	12.54	12.54	381
03/04/2014	Employees	89,200	1-4	7	3.09	48.26	11.98	10.92	431
22/07/2014	Directors	160,000	1-3	7	2.52	48.11	8.10	7.46	543
31/07/2014	Officers and employees	1,877,450	2-4	7	2.48	48.03	7.76	6.97	5,770
22/10/2014	CEO	150,000	2-4	6.78	1.80	48.50	7.11	5.59	345
29/10/2014	Employees	47,500	2-4	7	1.94	48.09	6.07	5.64	114
29/01/2015	Officer and consultant	110,000	2-4	7	1.5	48.61	5.83	5.35	268
15/02/2015	Employees	104,250	2-4	7	1.65	48.65	5.86	5.86	269
26/02/2015	Officer	100,000	1.5-3.5	7	1.44	48.69	6.28	5.82	261
04/05/2015	Employees and consultant	144,500	2-4	7	1.36	48.88	6.44	6.44	440
15/07/2015	Officers, employees and consultants	941,900	2-4	7	2.03	48.84	7.17	7.17	3,269
08/10/2015	CEO	60,000	2-4	6.77	1.7	49.37	7.01	5.75	153
29/10/2015	Employees	113,500	2-4	7	1.64	48.92	5.81	5.56	294
14/02/2016	Employees and consultants	112,500	2-4	7	1.48	49.25	5.32	4.35	216
02/05/2016	Employee	42,500	2-4	7	1.52	48.14	6.06	6.06	120
10/05/2016	Consultant	25,000	2-4	7	1.47	48.10	5.91	5.58	68
18/05/2016	Officers and employees	1,424,327	2-4	1.95-7.00	0.24-1.5	44.22-48.72	5.80	5.35	3,474
19/07/2016	CEO	386,574	2-4	6.77	1.43	46.83	5.77	9.98	2,333
28/07/2016	Officer, Employees and consultant	116,900	2-4	7	0.18-1.42	46.06-46.73	9.79	9.79	531
06/11/2016	Employees	240,850	2-4	1.48-7.00	0.22-1.64	45.94-46.63	11.57	11.06	1,209
28/11/2016	Directors	240,000	1-3	6.88-7.00	1.90-1.94	46.60-46.62	11.71	11.40	1,266

*	The exercise price and share price are denominated in NIS and are re-measured using historic exchange rates.

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

The calculation of basic loss per share for the years ended December 31, 2016, 2015 and 2014 was based on the loss attributable to ordinary shareholders divided by a weighted average number of ordinary shares outstanding calculated as follows:

(1)	Loss attributable to ordinary shareholders

	For the year ended December 31
	2016	2015	2014
	Continuing	Continuing	Continuing
	operations	operations	operations
	USD thousands	USD thousands	USD thousands
Loss for the year	18,668	15,385	15,272

(2) Weighted average number of ordinary shares

	For the year ended December 31
	2016	2015	2014
	Thousands	Thousands	Thousands
Balance as of January 1	42,352	42,133	40,820
Effect of shares issued during the year	2,529	151	988
Weighted average number of ordinary shares
used to calculate basic loss per share	44,881	42,284	41,808

B.	Diluted loss per share

At December 31, 2016 6,668 thousand options (in 2015 and 2014: 5,532 thousand and 4,540 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

Note 25 - Financial Risk Management

A.	Overview

The Group has exposure to the following risks from its use of financial instruments:

— Credit risk
— Liquidity risk
— Market risk (including currency, interest and other market price risks)

B.	Risk management framework

This note presents information about the Group's exposure to each of the above risks, and the Group's objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework.

The Group's risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Board of Directors oversees how management monitors compliance with the Group's risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Board of Directors is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 25 - Financial Risk Management (cont'd)

C.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade and other receivables, as well as from cash and cash equivalents and investment in marketable securities.

Trade and other receivables
The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group's customer base, including the default risk of the industry and country in which customers operate have only a small effect on the credit risk.

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

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations when due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses.

E.	Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk
The Group is exposed to currency risk arising primarily from exposure to NIS given that the significant portion of the expenses in respect of consultants, contractors and Israel salary expenses is denominated in NIS. In respect of other monetary assets and liabilities denominated in currency other than the Group's functional currency, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

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

Interest rate risk
The Group is exposed to changes in interest rates, primarily possible changes in the risk-free market interest rate which may have an effect on the fair value of the Group's short and long-term investments.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 25 - Financial Risk Management (cont'd)

E.	Market risks (cont'd)

(1)	Exposure to credit risk

The maximum exposure to credit risk for cash and cash equivalents, deposits, short-term investments, trade receivables and long-term investments at the reporting date by type of counterparty was:

	December 31
	2016	2015
	Carrying	Carrying
	amount	Amount
	USD thousands
Cash and cash equivalents	14,954	13,519
Mutual funds	13	13
Short-term investments - bank deposits	37,849	21,674
Trade receivables	8,225	5,002
Other current assets	171	125
Long-term investments - bank deposits	9,017	5,023

	70,229	45,356

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was as follows:

	December 31
	2016	2015
	USD thousands
Israel	29	14
United States	7,503	3,884
Asia Pacific	497	870
Rest of the world	196	234

	8,225	5,002

(2)	Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

	December 31
	2016		2015
	Gross	Impairment	Gross	Impairment
	USD thousands		USD thousands
Not past due	7,986	-	4,827	-
Past due 0-30 days	215	-	175	-
Past due 31-60 days	24	-	-	-
	8,225	-	5,002	-

The movement in the provision for impairment in respect of trade receivables and other receivables was as follows:

	December 31
	2016	2015	2014
	USD thousands
Balance as of January 1	-	-	(2)
Impairment loss recognized	-	-	(6)
Bad debt written off	-	-	8
Balance as of December 31	-	-	-

B.	Liquidity risk

All outstanding liabilities at December 31, 2016 and 2015 are to be paid within 6 months.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Financial Instruments (cont'd)

C.	Market risk

(1)	Linkage and foreign currency risks

The Group's exposure to linkage and foreign currency risk was as follows based on notional amounts:

	December 31, 2016
	New Israeli Shekels
	Unlinked CPI	Linked CPI	US dollar	Euro	Non - monetary	Total
	USD thousands
Current Assets
Cash and cash equivalents	2,300	-	11,923	731	-	14,954
Short-term investments	287	-	37,575	-	-	37,862
Trade receivables	29	-	8,000	196	-	8,225
Other current assets	977	-	231	-	520	1,728
Inventory	-	-	-	-	4,715	4,715
Total current assets	3,593	-	57,729	927	5,235	67,484

Other non-current assets	-	93	-	-	258	351
Property and equipment, net	-	-	-	-	3,615	3,615
Intangible assets, net	-	-	-	-	2,258	2,258
Long-term investments	-	-	9,017	-	-	9,017
Total assets	3,593	93	66,746	927	11,366	82,725

Current Liabilities
Trade payables	1,615	-	3,264	139	-	5,018
Deferred revenue	-	-	-	-	4,031	4,031
Other current liabilities	2,676	-	5,440	18	328	8,462
Total current liabilities	4,291	-	8,704	157	4,359	17,511

Employee benefits	-	-	-	-	325	325
Total liabilities	4,291	-	8,704	157	4,684	17,836
Total balance, net	(698)	93	58,042	770	6,682	64,889

	December 31, 2015
	New Israeli Shekels
	Unlinked CPI	Linked CPI	US dollar		Euro	Non-monetary		Total
	USD thousands
Current Assets
Cash and cash equivalents	2,114	-	10,886		519	-		13,519
Short-term investments	13	-	21,674		-	-		21,687
Trade receivables	14	-	4,754		234	-		5,002
Other current assets	528	-	125(	*)	-	767(	*)	1,420
Inventory	-	-	-		-	2,777		2,777
Total current assets	2,669	-	37,439		753	3,544		44,405

Prepaid lease fees	-	73	-		-	-		73
Property and equipment, net	-	-	-		-	1,432		1,432
Deferred tax asset	-	-	-		-	37		37
Long-term investments	-	-	5,023		-	-		5,023
Total assets	2,669	73	42,462		753	5,013		50,970

Current Liabilities
Trade payables	958	-	1,134		127	-		2,219
Deferred revenue	-	-	-		-	1,221		1,221
Other current liabilities	1,627	-	2,852		65	287		4,831
Total current liabilities	2,585	-	3,986		192	1,508		8,271

Employee benefits	-	-	-		-	299		299
Total liabilities	2,585	-	3,986		192	1,807		8,570
Total balance, net	84	73	38,476		561	3,206		42,400
(*) Reclassified

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Financial Instruments (cont'd)

C.	Market risk (cont'd)

(1)	Linkage and foreign currency risks (cont'd)

Information regarding the CPI and significant exchange rates:

	For the year ended December 31,			For the year ended December 31,
	2016	2015	2014	2016	2015	2014
	% of change			Spot price of 1 USD at the reporting date
1 NIS	1.5	(0.3)	(10.8)	0.2601	0.2563	0.2571
1 Euro	(3.4)	(10.4)	(11.8)	1.0517	1.0884	1.2149
CPI in points *	(0.2)	(1.0)	(0.2)	112.60	112.82	113.96

           * According to an average basis of 2008 =100.

The Group's exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	Currency/	Currency/
	linkage	linkage	Amount	Amount	Date of
	receivable	payable	receivable	payable	expiration	Fair value
			NIS thousands	USD thousands		USD thousands
December 31, 2016

Instruments not
accounted for as hedging:
Forward	NIS	USD	4,000	(1,039)	Jan-March 2017	2
						2
December 31, 2015

Instruments not
accounted for as hedging:
Forward	NIS	USD	4,000	(1,029)	Jan-March 2016	(4)
						(4)

(2)	Interest rate risk

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was as follows:

	December 31
	2016	2015
	Carrying	Carrying
	amount	amount
	USD thousands	USD thousands
Fixed rate instruments
Deposits held at financial institutions, with
original maturity periods of up to three months	170	2,547
Short-term investments	37,849	21,674
Long-term investments	9,017	5,023
	47,036	29,244

Variable rate instruments
Mutual funds	13	13
	13	13

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Financial Instruments (cont'd)

D.	Fair value

Fair value hierarchy

1.
As of December 31, 2016 and 2015, the marketable securities in the amount of USD 13 thousand held for trading are presented at fair value through profit or loss. The fair value is determined on the basis of quoted prices (unadjusted) in active markets for identical instruments (level 1).

2.
As of December 31, 2016, derivative financial instruments classified as an asset in the amount of USD 2 thousand (As of December 31, 2015 - a liability of USD 4 thousand) are presented at fair value and changes recognized in the profit or loss statement. The fair value was valued utilizing market observable inputs (level 2). The fair value of these derivative financial instruments is measured based on observable market data, such as spot rate, yield curves and exchange rate volatility, as of the fair value calculation date.

Note 27 - Subsequent Events

Through March 28, 2017, the Company issued an aggregate of 473,337 ordinary shares in connection with the exercise of options granted to employees under the 2003 Plan and 2011 Plan for a total consideration of NIS 8,324 thousand (approximately USD 2,259 thousand).

ITEM 19. EXHIBITS.

Exhibit	Description

1.1*	Articles of Association of Mazor Robotics Ltd. (unofficial English translation from Hebrew).

2.1*
Form of Deposit Agreement between Mazor Robotics Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares.

4.1*	Mazor Robotics Ltd. 2003 Stock Option Plan.

4.2*	Mazor Robotics Ltd. 2011 Share Option Plan.

4.3*	Share Purchase Agreement dated August 8, 2012, among Mazor Robotics Ltd. and the Oracle Investors.

4.4*	Employment Agreement dated December 26, 2007, between Mazor Robotics Ltd. and Jonathan Adereth (unofficial English translation from Hebrew).

4.5*	Personal Employment Agreement dated April 9, 2013, between Mazor Robotics Ltd. and Ori Hadomi.

4.6*	Employment Agreement dated December 12, 2007, between Mazor Robotics Ltd. and Sharon Levita (unofficial English translation from Hebrew).

4.7*	Form of Directors and Officers Indemnification Agreement.

4.8*	Employment Agreement dated November 28, 2000, between Mazor Robotics Ltd. and Eliyahu Zehavi, including an amendment thereto dated January 2003 (unofficial English translation from Hebrew original).

4.9**	Employment Offer dated September 17, 2014, between Mazor Robotics Inc. and Christopher Prentice.

4.10***	Amendment to Mazor Robotics 2011 Share Option Plan

4.11****
Conversion employment agreement dated May 1, 2014 between Mazor Robotics Ltd., Mr. Jonathan Adereth and J. Adereth Marketing and Strategic Consulting Ltd. (unofficial English translation from Hebrew original).

4.12	Share Purchase Agreement dated May 18, 2016 between Mazor Robotics Ltd. and Covidien Group S.a.r.l

4.13^	Exclusive Lead Sharing and Distribution Agreement dated May 18, 2016 between Mazor Robotics Ltd. and Medtronic Navigation Inc.

4.14^	Amendment # 1 to the Exclusive Lead Sharing and Distribution Agreement dated October 24, 2016 between Mazor Robotics Ltd. and Medtronic Navigation Inc.

4.15^	Amendment # 2 to the Exclusive Lead Sharing and Distribution Agreement dated December 22, 2016 between Mazor Robotics Ltd. and Medtronic Navigation Inc.

8.1**	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code.

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code.

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm.

*	Previously filed with the Company's registration statement on Form 20-F, filed with the SEC on May 10, 2013.

**	Previously filed with the Company's annual report on Form 20-F, filed with the SEC on April 29, 2015.

***	Previously filed with the Company's registration statement on Form S-8, filed with the SEC on May 9, 2016.

****	Previously filed with the Company's annual report on Form 20-F, filed with the SEC on May 2, 2016.

^	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

MAZOR ROBOTICS LTD.

	By:	/s/ Ori Hadomi
Ori Hadomi
Chief Executive Officer

Date: May 1, 2017