Form 20-F
period 2017-12-31
MAZOR ROBOTICS LTD.
filed 2018-04-30
CIK 1566844

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2017

or

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from ________ to _______________

or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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

Sharon Levita
Chief Financial Officer & VP Business Operations
+972-4-618-7101
Sharon.Levita@MazorRobotics.com
5 Shacham Street
North Industrial Park, Caesarea
3088900 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered or to be
American Depositary Shares each representing 2	registered:
Ordinary Shares, par value NIS 0.01 per share(1)	Nasdaq Global Market
Ordinary Shares, par value NIS 0.01 per share(2)

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 52,082,735 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒     No ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

☐ Yes     ☒ No

INTRODUCTION

Mazor Robotics, an Israeli company, is a leading innovator that has pioneered robotic guidance systems and complementary products in the spine and brain surgical markets which we believe may provide a safer surgical environment for patients, surgeons and operating room staff. We engage in the development, production and marketing of innovative medical devices for supporting surgical procedures in the fields of orthopedics and neurosurgery. We operate in the fields of image guided surgery and computer-assisted surgery enabling the use of surgical instruments with high precision and minimal invasiveness, aiming to simplify complex and minimally-invasive surgical procedures. We believe that our Mazor Core technology – the collaboration of four key technologies in Mazor’s systems -  provides predictable, efficient and precise surgical procedures. We believe that our portfolio of products, based on our proprietary Mazor Core technology and including the Mazor XTM Robotic Guidance System, or Mazor X, and the Renaissance® Surgical -Guidance System, or Renaissance, are transforming spine surgery from freehand procedures to highly accurate, state-of-the-art, guided procedures that raise the standard of care with better clinical results. We believe in evidence-based medicine, with more than fifty-five peer-reviewed studies validating the clinical value proposition of our products. The Mazor X, Renaissance and SpineAssist (our predecessor to the Renaissance) systems have been used to perform a wide variety of spine procedures on over 32,000 patients worldwide (with over 220,000 implants placed). We believe in ongoing innovation. In 2014, we introduced the Renaissance for brain surgery and in 2015 we introduced the PRO (Predictable Renaissance Operation) product line, which currently includes three solutions designed to support brain procedures, as well as, trauma and lateral spine procedures. We are continuing the development of the Renaissance platform for trajectory guidance in spine and brain surgery procedures. In July 2016, we unveiled the Mazor X system, a transformative robotic guidance platform for spine surgeries and in October 2016, we commercially launched the Mazor X system. The Mazor X system was developed with the goal of enhancing predictability and patient benefit, through the combination of analytical tools, multiple-source data, precision guidance, optical tracking, intra-op verification, and connectivity technologies. The Mazor X system was designed to expand the field of precision guided spine surgery beyond trajectory guidance. In April 2017, we received 510(k) clearance from the FDA for the Mazor X Align™ software, a spinal deformity correction planning software for the Mazor X system. The Mazor X Align is the first advanced application being integrated onto the Mazor X platform. We are continuing the development of the Mazor X platform for additional spine surgery procedures. On May16, 2016, we entered into a strategic, two-phase Exclusive Lead Sharing and Distribution Agreement and a Purchase Agreement with Medtronic plc and certain of its affiliates, or Medtronic. Under the first phase of this agreement, Medtronic was charged to generate sales leads for the Mazor X system. Mazor was stipulated as Medtronic’s sole strategic partner for development and commercialization of the Mazor X for robotic-based spinal applications. In addition, Medtronic made a $32 million investment in Mazor by two tranches – in May and July 2016. On August 30, 2017, we entered into the next phase of our strategic partnership with Medtronic, whereby Medtronic assumed exclusive global commercial responsibility for the Mazor X system for spinal applications, and made a $40 million third tranche investment in Mazor. These developments were a result of the achievement of certain sales and marketing milestones by both companies.

We were incorporated under the laws of the State of Israel on September 12, 2000. Our Ordinary Shares are listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “MZOR”. American Depositary Shares, or ADSs, each representing two of our Ordinary Shares are traded on the Nasdaq Global Market under the symbol “MZOR.”

Unless the context otherwise indicates or requires, “Mazor Robotics,” “Mazor,” the Mazor Robotics logo and all product names and trade names used by us in this Annual Report, including Renaissance® and Mazor X™, Mazor CoreTM, Mazor X AlignTM, and PROlatTM are our proprietary trademarks and service marks. These trademarks and service marks are important to our business. Although we have omitted the “®” and “TM” trademark designations for such marks in this Annual Report, all rights to such trademarks and service marks are nevertheless reserved.

Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report are translated using a rate of NIS 3.467 to USD 1.00, the last exchange rate published by the Bank of Israel by December 31, 2017.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the outcomes of the agreements with Medtronic and its affiliates;

●	our ability to promote the Mazor X system and the Renaissance system;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	government regulations and approvals;

●	changes in customers’ budgeting priorities;

●	litigation and regulatory proceedings;

●	the overall global economic environment; and

●
those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report generally.

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

DEFINITION OF CERTAIN TERMS

In this Annual Report, unless the context otherwise requires, references to:

●	“Mazor Robotics”, “Mazor,” the “Company”, the “registrant”, “us”, “we” and “our” refer to Mazor Robotics Ltd., an Israeli company, and, unless the context indicates otherwise, the Subsidiaries;

●	“ADSs” are to our American Depositary Shares, each representing two of our Ordinary Shares;

●	“Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

●	“Dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

●	“Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

●	“FDA” are to the United States Food and Drug Administration;

●	“IRS” are to the United States Internal Revenue Service;

●	“Nasdaq” are to the Nasdaq Global Market;

●	“IIA” are to The Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Ministry of Economy;

●	“Ordinary Shares”, “our shares” and similar expressions refer to our ordinary shares, par value NIS 0.01 per share;

●	“SEC” are to the United States Securities and Exchange Commission;

●	“Securities Act” are to the United States Securities Act of 1933, as amended;

●	“Shekels” and “NIS” are to New Israel Shekels, the Israeli currency;

●	“Subsidiaries” are to the U.S. Subsidiary and to Mazor Robotics Pte Ltd., a Singapore company, and a wholly owned subsidiary of Mazor;

●	“TASE” are to the Tel Aviv Stock Exchange; and

●	“U.S. Subsidiary” are to Mazor Robotics, Inc., a Delaware corporation, and a wholly owned subsidiary of Mazor.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                 KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statement of income data for fiscal years 2017, 2016 and 2015, and the selected consolidated statement of financial position data as of December 31, 2017 and 2016, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this Annual Report. The selected consolidated statement of income data for fiscal years 2014 and 2013, and the selected consolidated statement of financial position data as of December 31, 2015, 2014, and 2013, respectively, has been derived from other audited consolidated financial statements not included herein. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. Additionally, and as explained in Note 2B to the December 31, 2017 consolidated financial statements, our functional currency is U.S. dollars

(in thousands except net loss per share data)
	Years Ended December 31,
	2017	2016	2015	2014	2013
Statement of Income Data
Revenues	$64,947	$36,379	$26,096	$21,208	$19,983
Cost of sales	$23,684	$10,330	$5,827	$4,396	$4,280
Gross profit	$41,263	$26,049	$20,269	$16,812	$15,703
Operating costs and expenses:
Research and development expenses, net (1)	$8,192	$5,736	$6,324	$5,776	$4,174
Selling and marketing expenses	$39,499	$33,637	$24,947	$21,352	$15,692
General and administrative expenses	$7,375	$5,697	$4,305	$4,392	$2,766
Total operating costs and expenses	$55,066	$45,070	$35,576	$31,520	$22,632
Operating loss	$(13,803)	$(19,021)	$(15,307)	$(14,708)	$(6,929)
Net loss	$(12,419)	$(18,668)	$(15,385)	$(15,272)	$(20,529)
Loss per share - Basic and diluted	$(0.25)	$(0.42)	$(0.36)	$(0.37)	$(0.57)
Weighted average number of Ordinary Shares used to calculate basic and diluted loss per share	49,154	44,881	42,284	41,808	35,781

(1)	Net of joint research and development participation, in the amount of $927 thousand for 2017 and development costs capitalized to intangible assets, in the amount of $2,332 thousand for 2016.

(in thousands)	As of December 31,
	2017	2016	2015	2014	2013
Statement of Financial Position Data:
Cash and cash equivalents	$46,376	$14,954	$13,519	$22,255	$19,803
Short-term investments	$56,708	$37,862	$21,687	$24,507	$45,014
Long-term investments	$5,171	$9,017	$5,023	$5,473	$—
Total assets	$130,996	$82,725	$50,970	$60,686	$70,889
Total non-current liabilities	$414	$325	$299	$278	$332
Accumulated loss	$(134,279)	$(121,860)	$(103,192)	$(87,807)	$(72,535)
Total equity	$113,763	$64,889	$42,400	$54,267	$64,093

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

You should carefully consider the risks described below, together with all the other information in this Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks occur, our business and financial condition could suffer and the price of our shares could decline.

Risks Related to Our Business

We are an emerging growth company, and we have incurred significant losses since our inception.

We are an emerging growth company. The future success of our business depends on our ability to continue to develop and obtain regulatory clearances or approvals for innovative and commercially successful products in our field, which we may be unable to do in a timely manner, or at all. Our success and ability to generate revenue or be profitable also depends on our ability to maintain and expand our sales and marketing force and related agreements, generate product sales and control costs, all of which we may be unable to do. Our limited operating history also limits your ability to make a comparative evaluation of us, our products and our prospects.

We have sustained net losses in every fiscal year since our inception in 2000, including a net loss of $12.4 million for the year ended December 31, 2017. As of December 31, 2017, we had total shareholders’ equity of $113.8 million and cash and cash equivalents, short term investments and long-term investments of approximately $108.3 million. Our accumulated deficit as of December 31, 2017 was $134.3 million. We anticipate that we will continue to incur substantial net losses for at least the next 12 months as we expand our research and development team to support the existing and new capabilities of the Mazor X system and Renaissance, or our Robotic Guidance Systems, and expand their adoption and clinical implementation. Our losses have had and will continue to have an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

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

In May 2016 we entered into a strategic, two-phase Exclusive Lead Sharing and Distribution Agreement and a Purchase Agreement with Medtronic and certain of its affiliates. In August 2017, we entered the next phase of this agreement, in which Medtronic assumed global exclusive commercial rights to the Mazor X system for spine surgeries. We rely significantly on the results of Medtronic’s sales, as our exclusive global distributor of the Mazor X for spine surgeries. Failure by Medtronic to generate Mazor X system sales and support of the clinical installed base, could have substantial impact on our business.

The Exclusive Lead Sharing and Distribution Agreement with Medtronic provides for the exclusive global distribution of the Mazor X system and related products for spine surgeries, clinical support of the Mazor X installed base, and co-development activities in the spine field. As part of the implementation of this agreement, approximately 30 members of our clinical and sales teams transferred to Medtronic in order to allow the continuation of the sales activity, clinical support and training for the Mazor X system. The Purchase Agreement provides for a multi-tranche equity investment in Mazor (of which the first three tranches were completed during 2016 and 2017; Medtronic still has the right to exercise warrants issued to them during August 2017 until March 2019). We believe that the agreements with Medtronic created a high level of visibility for our company and product offerings, as well as helping to validate the vision of robotic-guided spine surgery. Through the size of the Medtronic sales force, scope of training programs, marketing campaigns and other activities, Mazor has greater exposure to the spine market. Should Medtronic fail to generate significant Mazor X system sales, or fail to drive Mazor X system utilization, it could have a substantial negative impact on our business. Considering the growing and competitive market, significant amounts of time and resources will need to be invested in order to rebuild our global sales and distribution network of the Mazor X system for spine application in case of termination of our relationship with Medtronic.

We face competition from large, well-established medical device companies that are likely to launch new navigation and/or robotic–based products, as well as new techniques and devices for minimally invasive approaches in spine surgeries.

Large, well-established medical device companies, such as Zimmer Biomet Holdings Inc., Globus Medical Inc., and Brainlab AG have robotics guidance products for spine surgeries in different phases of development and/or commercialization. In July 2016, Zimmer Biomet acquired the majority of the outstanding share capital of MedTech SA, developer of the FDA-cleared and CE marked ROSA™ robot which is indicated for both spine and brain surgeries. Globus Medical Inc. has received CE Mark and FDA clearance for its surgical Excelsius GPS robotic positioning platform for spine and has started selling in the U.S. market since the fourth quarter of 2017. In August 2017 Globus also acquired the Swiss firm KB Medical, developer of the robotic AQrate system for spine surgeries. Brainlab has presented a prototype of an electro-mechanical surgical support arm in some of the major spine conferences in 2017. There have been some scientific reports on performance in cervical spine surgeries by TINAVI Medical Technologies Co., Ltd., a Beijing, China-based medical device company, which offers surgical robotic systems to assist orthopedic surgeons in open and minimally invasive surgeries. Additionally, there are companies with robotic products that have expressed interest or experimented in spine surgery guidance, such as Stryker Corporation with the Mako system, and Intuitive Surgical Inc. with its da Vinci system. There are also navigation systems that have been marketed over the past two decades in the spine market, though these have gained relatively low market share. These technologies have shown clinical value and could be further developed and marketed with greater success. These companies and many others are actively innovating in the field and some offer their robotic, or navigation systems with intra-operative 3-dimensional imaging systems that are often valuable to hospitals and physicians beyond the applicability for spine surgeries but also in fields such as trauma, ENT (ear, nose and throat), and brain surgeries. Whereas until recently Mazor Robotics had the only marketable product in the field of robotic-guided spinal surgery, there are currently several other players in direct competition, with others competing in a less direct way. Accordingly, a surgeon interested in computer assisted spine surgery currently has a choice between at least three different products with regulatory clearances for spine surgery and several additional guidance systems in advanced development, as well as the “older” navigation systems. We cannot assure that a surgeon will prefer our product over the current and evolving competition.

Many of Mazor’s competitors enjoy competitive advantages, including:

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

We expect to derive most of our future revenues from sales of our Robotic Guidance Systems, recurring sales of disposable products required to use the Robotic Guidance Systems in each surgical procedure, and service plans that are sold with our Robotic Guidance Systems. Our future growth and success is dependent on successfully increasing the commercialization of our Robotic Guidance Systems and the adoption of our Robotic Guidance Systems by hospitals, surgeons and patients. If we are unable to achieve increased commercial adoption of our Robotic Guidance Systems, are unable to obtain regulatory clearances or approvals for future products, are unable to react timely to the or experience a decrease in the utilization of our product line or procedure volume, our revenue would be adversely affected and we would not become profitable. If adverse economic, industry or regulatory events or changes occur, we may have to write off inventory as obsolete, which could negatively impact our business, revenue and profitability.

If surgeons and hospitals do not broadly adopt the concept of computer assisted spine surgeries and do not perceive such technology and related products as valuable and having significant advantages over the current “freehand” standard-of-care procedures, patients will be less likely to accept or be offered surgery with our Robotic Guidance Systems, and we will fail to meet our business objectives.

Surgeons’ and hospitals’ perceptions of our technology having significant advantages are likely to be based on a determination that, among other factors, our products are safe, reliable, cost-effective and represent acceptable methods of treatment. Even if we can prove the clinical value of our Robotic Guidance Systems through continued clinical use and clinical studies, surgeons may elect not to use our current and future surgical solutions for any number of other reasons. For example, surgeons may continue to operate freehand simply because such surgeries are already widely accepted. In addition, surgeons may be slow to adopt our current and future surgical solutions because of the perceived liability risks arising from the use of new products. Surgeons may not accept our current and future surgical solutions if we fail to maintain an acceptable level of product reliability or if we encounter regulatory approval or compliance issues. Hospitals may not accept our Robotic Guidance Systems because of the capital expense, which may represent a significant portion of a hospital’s capital budget. Our Robotic Guidance Systems may not be cost-efficient if hospitals are not able to perform a significant volume of procedures using them.

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

We are dependent on members of our senior management, in particular Ori Hadomi and Eliyahu Zehavi. Our future success will depend in part on our ability to retain our management and scientific teams, to identify, hire and retain additional qualified personnel with expertise, mainly for the research and development team, and to effectively provide for the succession of senior management. Competition for qualified personnel in the medical device industry is intense and finding and retaining qualified personnel with experience in our industry is very difficult. We believe that there are only a limited number of individuals with the requisite skills to serve in many of our key positions, particularly in Israel, and we compete for key personnel with other medical equipment and software manufacturers and technology companies, as well as research institutions. It is often difficult to hire and retain these persons, and we may be unable to replace key persons if they leave or to fill new positions requiring key persons with appropriate experience. A significant portion of our compensation to our key employees is in the form of equity grants. A prolonged depression in our stock price could make it difficult for us to retain our employees and recruit additional qualified personnel.

We do not maintain life insurance on any of our personnel. The loss of key employees, the failure of any key employee to perform or our inability to attract and retain skilled employees, as needed, or an inability to effectively plan for and implement a succession plan for key employees could harm our business.

As previously disclosed, in May 2017, the Israeli Securities Authority, or the ISA, conducted a search at the offices of Mazor and also questioned certain officers in connection with an investigation held by the ISA. The subject matter of the investigation relates to insider trading by third parties and Ori Hadomi was questioned as a suspect in connection with such allegations. Both the search in Mazor’s offices and Mr. Hadomi’s interrogation were conducted on the same date in May 2017, and to our knowledge since then Mr. Hadomi was not called for any further questioning. Mazor and Mr. Hadomi intend to continue to cooperate with the ISA in the future, to the extent required. The board of directors of Mazor have expressed their full support and confidence in Mr. Hadomi and in his continuous leadership of Mazor and its development.  The impact of this investigation on Mr. Hadomi’s position cannot be determined at this time but the loss of Mr. Hadomi could have a material adverse effect on us and our business.

Adverse changes in economic conditions and reduced spending on innovative medical technology may adversely impact our business.

The purchase of our Robotic Guidance Systems is discretionary and requires our customers to make significant initial commitments of capital and other resources. In addition, purchase of our Robotic Guidance Systems requires a commitment to purchase exclusively from us and our distributors, other products and services, including our single-use disposable components. Continuing weak economic conditions or reduction in healthcare technology spending, even if economic conditions improve, could adversely impact our business, operating results and financial condition in a number of ways, including by causing longer sales cycles, lower prices for our products and services and reduced unit sales.

Fluctuations in credit and financial market conditions could delay or prevent our customers from obtaining financing to purchase or lease our Robotic Guidance Systems, which would adversely affect our business, financial condition and results of operations.

Due to the fluctuations in credit markets and currency exchange rates, our customers and overseas distributors may be delayed in obtaining, or may not be able to obtain, necessary financing for their purchases or leases of our Robotic Guidance Systems. Shifts in the world economy that have systemic or local impact might in some instances lead to our customers or overseas distributors postponing ordering of our Robotic Guidance Systems or the shipment and installation of previously ordered systems, cancelling their system orders, or cancelling their agreements with us. An increase in delays and order cancellations of this nature could adversely affect our product sales and revenues and, therefore, harm our business and results of operations.

Long lead times required by certain suppliers could prevent us from meeting the demand for our products. If we don’t accurately forecast such demand, our operating results could be adversely affected.

Market uncertainty makes it difficult for us, our customers, our distributors and our suppliers to accurately forecast future product demand trends, which could cause us to order and/or produce excess products that can increase our inventory costs and result in obsolete inventory. Alternatively, this forecasting difficulty could cause a shortage of products, or materials used in our products, that could result in an inability to satisfy demand within a timeframe acceptable by our customers for our products and a resulting material loss of potential revenue.

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

Our reliance on third-party suppliers, including single source suppliers, for most of the components of our Robotic Guidance Systems could harm our ability to meet demand for our products in a timely and cost effective manner.

We rely on third-party suppliers to manufacture and supply almost all of the components used in our Robotic Guidance Systems, including a number of single source suppliers to provide us with several of the major components of our Robotic Guidance Systems. We currently do not have long-term contracts with most of our suppliers. As a result, some of our suppliers are not required to provide us with any guaranteed minimum production levels, and we cannot guarantee that we will be able to obtain sufficient quantities of key components in the future. In addition, our reliance on third-party suppliers involves a number of risks, including, among other things:

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

If any of these risks materialize, costs could significantly increase and our ability to meet demand for our products could be impacted, and particularly, we could be in default of our contractual obligations to customers. If we are unable to satisfy commercial demand for our Robotic Guidance Systems or for our single-use disposable components in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected, and customers may instead purchase or use alternative products. In addition, we could be forced to secure new or alternative components through a replacement supplier. Securing a replacement supplier could be difficult, especially for complex components such as our Robotic Guidance Systems’ components that are manufactured in accordance with our custom specifications. The introduction of new or alternative components may require design changes to our system that may be subject to FDA and other regulatory clearances or approvals. We may also be required to assess the new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. As a result, we could incur increased production costs, experience delays in deliveries of our products, suffer damage to our reputation and experience an adverse effect on our business and financial results.

The overall size and risk of turnover in our capital and clinical sales, service teams might impair our ability to generate revenues.

To reach our revenue targets, we need to cooperate and support Medtronic’s market efforts for the Mazor X system and maintain a strong direct sales force team, especially in the U.S. and in our sales channels for the Renaissance system. Maintaining a sales and marketing infrastructure is expensive and requires significant resources and an inability to retain qualified personal could impair the adoption of our products. Additionally, any sales and marketing organization that we maintain internally may be competing directly against the experienced and well-funded sales and marketing infrastructure of some of our competitors and our distribution partner for the Mazor X system for spine surgeries. We will face significant challenges and risks in developing our sales and marketing organization, including, among others:

●	the uncertainty involved with the future of the relationship with Medtronic,

•	the profile and structure of our team might change and for a period of transition;

●	our ability to recruit, train and retain adequate numbers of qualified sales and marketing personnel;

●	the ability of sales personnel to obtain access to surgeons and persuade adequate numbers of hospitals to purchase our products;

●	costs associated with hiring and training a sales and marketing organization; and

●	government scrutiny with respect to promotional activities in the healthcare industry both domestically and abroad.

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

Computer-assisted surgeries are the accepted standard-of-care in brain procedures, and stereotactic frames and frameless navigation devices have dominated this market for almost two decades. There are currently two other dominant robotic devices for brain surgeries, which are Medtech’s ROSA™ robot and Renishaw’s Neuromate©. These products compete directly with our Robotic Guidance Systems. As a result, we cannot be certain that surgeons will use our products or that our products will be competitive with current or future products and technologies. If we are unable to penetrate the brain-surgery market, we may not be able to generate the revenue necessary to develop a sustainable business.

We may encounter problems or delays in the assembly of our products or fail to meet certain regulatory requirements.

The current and intended future versions of our Robotic Guidance Systems are complex and require the integration of a number of separate components and processes. To become profitable, we must assemble and test our Robotic Guidance Systems in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Increasing our capacity to assemble and test our products on a commercial scale will require us to improve internal efficiencies. We may encounter a number of difficulties in increasing our assembly and testing capacity, including:

●	managing production yields;

●	maintaining quality control and assurance;

●	providing component and service availability;

●	managing subcontractors;

●	hiring and retaining qualified personnel; and

●	complying with state, federal and foreign regulations.

If we are unable to satisfy commercial demand for our Robotic Guidance Systems due to our inability to assemble and test the system in compliance with applicable regulations, our business and financial results, including our ability to generate revenue, would be impaired, market acceptance of our products could be materially adversely affected and customers may instead purchase or use competing products.

Any failure in our efforts to train our distributors, surgeons or hospital staff adequately could result in lower than expected product sales and potential liabilities.

A critical component of our sales and marketing efforts is the training of our distributors, surgeons and operating room staff to properly use our Robotic Guidance Systems. We rely on our distributors, surgeons and hospital staff to devote adequate time to learn to use our products. Convincing surgeons and hospital staff to dedicate the time and energy necessary for adequate training in the use of our system is challenging, and we cannot assure that we will be successful in these efforts. Moreover, the training of surgeons on the Mazor X system for spine surgeries, is under the responsibility of Medtronic and the successful execution of training programs is highly dependent on our team’s ability to conduct successful “train the trainer” programs to Medtronic’s training team and Medtronic’s allocation of resources allocated to training programs. If surgeons or hospital staffs are not properly trained, they may misuse or ineffectively use our products. If nurses or other members of the hospital staff are not adequately trained to assist in using our Robotic Guidance System, surgeons may be unable to use our products. Insufficient training may result in reduced system use, unsatisfactory patient outcomes, patient injury and related liability or negative publicity, which could have an adverse effect on our product sales or create substantial potential liabilities.

We will likely continue to experience extended and variable sales cycles, which could cause significant variability in our results of operations for any given quarter.

As Medtronic is an exclusive global distributor of the Mazor X system for spine surgeries, the revenues generated from the Mazor X system are highly dependent on Medtronic’s ability to promote and market the product. We face risks from this relationship, including risk of turnover of Medtronic’s capital and sales teams and any other organizational changes as well as the overall management of their commercial activity of the Mazor X System. Furthermore, Medtronic has different fiscal quarter definitions than we do, and Mazor X sales quotas were set according to Medtronic’s fiscal years, therefore, we might experience fluctuations, as a result of different sales and procurement considerations of Medtronic.

In addition, our Robotic Guidance Systems have lengthy sales cycles because they are a major piece of capital equipment, the purchase of which will generally require the approval of senior management at hospitals, inclusion in the hospitals’ budget process for capital expenditures and, in some instances, a certificate of need from the state or other regulatory clearance. As a result, a relatively small number of units are currently installed each quarter. We estimate that the sales cycle of our Robotic Guidance Systems will continue to take an average of nine months from the point of initial identification and contact with a qualified surgeon until closing of the purchase with the hospital. In addition, the introduction of new Mazor products and competitive products could adversely impact our sales cycle as customers take additional time to assess them. Because of the lengthy sales cycle, the unit price of our Robotic Guidance Systems and the relatively small number of systems installed each quarter, each installation of our Robotic Guidance Systems can represent a significant component of our revenue for a given quarter, particularly in the near term and during any other periods in which our sales volume is relatively low.

Certain factors that may contribute to variability in our operating results may include:

●	different sale cycles by our distributors;

●	delays in shipments due, for example, to natural disasters or labor disturbances;

●	delays or unexpected difficulties in the manufacturing processes of our suppliers or in our assembly process;

●	timing of the announcement, introduction and delivery of new products or product upgrades by us and by our competitors;

●	timing and level of expenditures associated with expansion of sales and marketing activities and our overall operations;

●	changes in third-party coverage and reimbursement, changes in government regulation, or a change in a customer’s financial condition or ability to obtain financing; and

●	hospitals’ tendency to group purchases at the beginning of their budgetary cycle, which is different among hospitals.

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

If we are unable to ensure ongoing customer satisfaction and performance requirements our ability and Medtronic’s ability to generate new sales transactions and support utilization of our Robotic Guidance Systems might be impaired and our business could be negatively impacted.

In order to generate sales of our Robotic Guidance Systems and support the clinical utilization, we need to maintain a high-level of product satisfaction by surgeons and hospital staff. The complexity of the Mazor X system combined with our reliance on Medtronic to provide the voice of the customer for the Mazor X system may impact our ability to ensure customer satisfaction and could cause a substantial negative impact to our business.

If we receive a significant number of warranty claims or our Robotic Guidance Systems, and specifically the Mazor X, require significant amounts of service after sale, our costs might increase and our business and financial results will be adversely affected.

Sales of our Robotic Guidance Systems generally include a warranty and maintenance obligation on our part for services for a period of twelve months from the date a system is installed at a customer’s facility. We also provide technical and other services to customers beyond the warranty period pursuant to a supplemental service plan sold with each system. If product returns or warranty claims are significant or exceed our expectations, we could incur unanticipated reductions in sales or additional expenditures for parts and service. In addition, our reputation could be damaged and our products may not achieve market acceptance.

Software defects may be discovered in our products.

Our Robotic Guidance Systems incorporate sophisticated computer software. Complex software frequently contains errors, especially when first introduced. Because our products are designed to be used to perform complex surgical procedures, we expect that physicians and hospitals will have an increased sensitivity to the potential for software defects. We cannot assure you that our software will not experience errors or performance problems in the future. If we experience software errors or performance problems, we would likely also experience:

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

Our business exposes us to potential liability risks, product actions and other field or regulatory actions that are inherent in the manufacturing, marketing and sale of medical device products, particularly those used in surgery. We may be held liable if our products cause injury or death or are found otherwise unsuitable or defective during usage. Our Robotic Guidance Systems incorporate mechanical and electrical parts, complex computer software and other sophisticated components, any of which can contain errors or failures. Complex computer software is particularly vulnerable to errors and failures, especially when first introduced. In addition, new products or enhancements to our existing products may contain undetected errors or performance problems that, despite testing, are discovered only after installation.

If any of our products are defective, whether due to design or manufacturing defects, improper use of the product or other reasons, we may voluntarily or involuntarily undertake an action to remove, repair, or replace the product at our expense. In some circumstances, we will be required to notify regulatory authorities of an action pursuant to a product failure. We are also required to submit a Medical Device Report, or MDR, to the FDA for any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Other countries in which we market our products have similar reporting requirements.

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

If coverage or reimbursement from third-party payors for procedures in which our Robotic Guidance Systems are used, namely spinal fusions, is decreased or limited, hospitals may not purchase Robotic Guidance Systems and surgeons may perform fewer spinal fusions, which would harm our business and financial results.

Our ability to successfully commercialize our Robotic Guidance Systems depends significantly on the availability of coverage and reimbursement for thoracic-lumbar spinal fusion procedures from third-party payors, including governmental programs such as Medicare and Medicaid, as well as private insurance and private health plans. Reimbursement is a significant factor considered by hospitals in determining whether to acquire new capital equipment such as our technology. Although our customers have been successful in obtaining coverage and reimbursement for procedures using our products, we cannot be assured that procedures using our technology will be covered or reimbursed by third-party payors in the future or that such reimbursements will not be reduced to the extent that they will adversely affect capital allocations for purchase of our Robotic Guidance Systems.

As part of healthcare reform and other cost containment initiatives, the U.S. Congress, or the Congress, may pass legislation impacting coverage and reimbursement for healthcare services, including Medicare reimbursement to physicians and hospitals. Many private third-party payors look to Medicare’s coverage and reimbursement policies in setting their coverage policies and reimbursement amounts. If the Centers for Medicare & Medicaid Services, or CMS, the federal agency that administers the Medicare program, or Medicare contractors limit payments to hospitals or surgeons for thoracic-lumbar spinal fusion surgeries, private payors may similarly limit payments. In addition, state legislatures may enact laws limiting or otherwise affecting the level of Medicaid reimbursements. As a result, hospitals may not purchase our Robotic Guidance Systems and surgeons may choose to decrease their volume of thoracic-lumbar spinal fusions, and, as a result, our business and financial results would be adversely affected.

Because hospitals receive a fixed reimbursement amount from Medicare for specified procedures or conditions, a hospital must absorb the cost of our products as part of the reimbursement payment it receives, which makes the hospital’s purchasing decisions riskier, particularly those related to expensive capital equipment.

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

Notwithstanding current or future FDA clearances, if granted, third-party payors may deny coverage and reimbursement if the payor determines that a therapeutic medical device is unnecessary, inappropriate, not cost-effective or experimental, or is used for a non-approved indication. Although we are not aware of any potential customer that has declined to purchase our Robotic Guidance Systems based upon third-party payors’ coverage and reimbursement policies, cost control measures adopted by third-party payors may have a significant effect on surgeries performed using our Robotic Guidance Systems or as to the levels of reimbursement.

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

The Patient Protection and Affordable Care Act, or PPACA, adopted in the United States in March 2010 and related regulations include new taxes impacting certain health-related industries, including medical device manufacturers. The legislation imposes significant new taxes on medical device makers in the form of a 2.3% excise tax on all U.S. medical device sales beginning in 2013. This excise tax applies to our medical devices. The Consolidated Appropriations Act, 2016, signed into law on December 18, 2015, includes a two-year suspension on the medical device excise tax. Thus, the medical device excise tax did not apply to the sale of a taxable medical device by the manufacturer, producer, or importer of the device during the period beginning on January 1, 2016, and ending on December 31, 2017. On January 22, 2018, H.R. 195 was signed into law and extended the suspension for an additional two years until December 31, 2019.

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

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. On March 1, 2013, President Obama signed an executive order implementing sequestration, and on April 1, 2013, the 2% Medicare payment reductions went into effect. The ATRA also, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

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

Changing models for the provision of healthcare may affect the cost-effectiveness of our Robotic Guidance Systems.

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

If we are successful in our efforts to market and sell our Robotic Guidance Systems outside of the United States, we will be subject to various risks relating to our international activities, which could adversely affect our business and financial results.

We are continuing to pursue international markets for the sale of our products and, as of December 31, 2017, there were over 50 SpineAssist and Renaissance systems installed in Europe, Asia and Australia. As a result of these efforts, we are exposed to risks separate and distinct from those we face in our U.S. operations. Our international business may be adversely affected by changing economic conditions in foreign countries. In addition, because international sales may be denominated in the functional currency of the country where the product is being shipped, increases or decreases in the value of the U.S. dollar relative to foreign currencies could affect our results of operations. Engaging in international business inherently involves a number of other difficulties and risks, including:

●
approval and/or registration of product submissions with healthcare systems outside the United States; e.g. obtaining CE-certification to allow marketing in the EU. Different countries have different requirements, and those vary as well as constantly change.

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

Our Robotic Guidance Systems are used mainly for vertebral fixation procedures during thoracic-lumbar spinal fusion surgeries. Should the standard of care change and these procedures be abandoned as the treatment of choice for the current indications, it might negatively affect our business.

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

While great care was invested in capturing the “voice of the customer” and many industry inputs from a variety of sources, it is possible that the Mazor X will disappoint surgeons in its performance and/or value-proposition. In a market with new robotic systems with different unique selling propositions and advantages, our new product may not capture the attention we expect. While we strive to remain the commercial leader of the market segment based on innovation leadership and quality processes, our success is not guaranteed. Moreover, Globus commercially launched the Excelsius system in the third quarter of 2017. This system offers integrated navigational capabilities that do not yet exist on the Mazor X robotic guidance platform.

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

Cyber security attacks or breaches of our data could adversely affect our reputation and business.

A cyber incident is considered to be any event that threatens the confidentiality, integrity or availability of information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data or steal confidential information.

In the ordinary course of our business, we collect and store sensitive data. This includes, where required or permitted by applicable laws, personally identifiable information. Certain third parties with whom we collaborate with also collect and store such data. The secure maintenance of this information is critical to our operations and business strategy. Despite our security measures, such as abstaining from using patients’ names in all communications, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise information stored on our networks or those of our partners. Any access, disclosure or other loss of such information could result in legal claims or proceedings, liability under laws and regulations, such as HIPAA, that protect the privacy of personal information, recovery costs, disruption of our operations, including delays in our regulatory approval efforts, and damage our reputation, which could adversely affect our business.

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

Our Robotic Guidance Systems have received marketing clearance from the FDA based on 510(k) applications. See “Item 4. Information on the Company - B. Business Overview - Regulatory Requirements of the U.S. Food and Drug Administration.” We have not been required by the FDA to obtain PMA nor to conduct any clinical trials in support of these applications. Modifications to our products, however, may require new regulatory approvals or clearances or require us to recall or cease marketing the modified products until these clearances or approvals are obtained. Any modification to one of our 510(k) cleared products that would constitute a major change in its intended use, or any change that could significantly affect the safety or effectiveness of the device would require us to obtain a new 510(k) marketing clearance and may even, in some circumstances, require the submission of a PMA application, if the change raises complex or novel scientific issues or the product has a new intended use. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer’s decision. The latest 510(k) marketing clearance for Renaissance expands the indication for use of Renaissance to brain surgeries. We may continue to make additional modifications in the future to Renaissance without seeking additional clearances or approvals if we believe such clearances or approvals are not necessary. In 2017 the FDA introduced stringent new guidance regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. If the FDA disagrees with our past or future decisions not to seek a new 510(k) for changes or modifications to existing devices and requires new clearances or approvals, we may be required to recall and stop marketing our products as modified, which could require us to redesign our products, conduct clinical trials to support any modifications, and pay significant regulatory fines or penalties. In addition, the FDA may not approve or clear our products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. Any of these actions would harm our operating results.

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

The FDA’s 510(k) clearances include a specification of a product’s indication for use, and also authorize specific labeling and marketing claims and language in promotional materials for the U.S. market. Use of a device outside its cleared or approved indications is known as “off-label” use. Physicians may use our products off-label, as the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. If the FDA, or other regulatory bodies, determine that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, which could have an adverse impact on our reputation and financial results. Failure to conform with the specific cleared labeling of our products would be considered mislabeling or off-label promotion which might lead to:

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

Such penalties might result in damage to our reputation and business. In addition, any FDA action could trigger scrutiny by other federal and state regulatory agencies. Such scrutiny could also occur, regardless of FDA action.

Other countries, other than the United States, have similar advertising regulatory requirements.

Any of these sanctions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and financial condition.

Our distributors might use misleading or incorrect promotional material, putting Mazor at off-label risk in terms of the FDA and other regulators.

We may inadvertently breach government and contractual privacy laws and obligations.

In the course of performing our business, we obtain certain confidential patient health information, such as patient names and dates of surgical procedures. In the event of an inadvertent disclosure, we could be subject to enforcement measures, including civil and criminal penalties and fines for violations of the privacy or security standards, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, or subject to violation of contractual claims of customers.  Similarly, since some of our third party contractors may also be exposed to certain confidential patient health information, a disclosure by such third parties could potentially expose us to penalties and fines as mentioned above.

Additionally, privacy related regulatory requirements as well as their interpretation, both in the U.S. and abroad, are continuing to evolve. Enactment of new regulatory requirements would require us to change our current practices and may incur considerable costs.

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

As we modify existing products or develop new products in the future, including new accessories and surgical instruments, we apply for permission to affix to such products a European Union CE mark, which is a legal requirement for medical devices intended for sale in the European Union. In addition, we will be subject to annual regulatory audits in order to maintain those CE mark permissions. We do not know whether we will be able to continue to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions we have already received. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union or other areas of the world that require CE marking for the marketing and distribution of medical devices.

In 2020, the EEA Member States will implement the European Union (EU) Medical Device Regulation (MDR 2017/745), which will replace the current EU Medical Device Directive that governs medical devices in the EEA. All medical device companies which manufacture and/or market products in the EEA, including Mazor Robotics, will be required to comply with the new regulations, which increases technical documentation requirements and may alter the classification of some products. Most devices that are CE marked under the EU Medical Device Directive prior to 2020 will continue to be marketed in the EU under certain conditions until 2024, at which point these products must comply with the new regulation.

We are required to comply with certain European environmental regulations. If we fail to comply with such regulations, we may be subject to fines and other penalties that could harm our business.

               Our European activities require us to comply with the Restriction of Hazardous Substances Directive 2002/95/EC ("RoHS"), the Waste Electrical and Electronic Equipment directive 2002/96/EC (“WEEE”) and the Registration, Evaluation, Authorisation and Restriction of Chemicals regulation 1907/2006/EC (“REACH”). Failure to comply with such regulations could adversely affect our business. Furthermore, our distributors may halt or terminate distribution activities in the event of non-compliance with such regulations which could adversely impact our sales.

If we or our third-party manufacturers or suppliers fail to comply with Quality System Regulations, our manufacturing operations could be interrupted and our product sales and operating results could suffer.

We and some of our third-party manufacturers and suppliers are required to comply with the Quality System Regulations, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. We and our manufacturers and suppliers are also subject to the regulations of foreign jurisdictions regarding the manufacturing process if we or our distributors market our products abroad. We continue to monitor our quality management in order to improve our overall level of compliance. Our facilities are subject to periodic and unannounced inspection by U.S. and foreign regulatory agencies, including notified bodies, to audit compliance with the QSR and comparable foreign regulations. If our facilities or those of our manufacturers or suppliers are found to be in violation of applicable laws and regulations, or if we or our manufacturers or suppliers fail to take satisfactory corrective action in response to an adverse inspection, the regulatory authority could take enforcement action, including any of the following sanctions:

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

In addition, as the frequency of use of our Robotic Guidance Systems increases and our business continues to grow, we may experience an increase in the number of incidents that could lead to MDR reports which we might need to file. The decision to file an MDR involves a judgment by us as the manufacturer. We have made decisions that certain types of events are not reportable under the MDR regulations; however, there can be no assurance that the FDA will agree with our decisions. If we fail to report MDRs to the FDA within the required timeframes, or at all, or if the FDA disagrees with any of our determinations regarding the reportability of certain events, the FDA could take enforcement actions against us, which could have an adverse impact on our reputation and financial results.

We may be subject to fines, penalties, or licensure requirements, or legal liability, if it is determined that our clinical sales representatives and other employees are practicing medicine without a license.

State laws prohibit the practice of medicine without a license. Our clinical sales representatives, or CSRs, provide preoperative and intraoperative clinical and technical support to our customers, including assistance setting up the equipment, participation in the preoperative planning process, and facilitation of the surgeon’s use of our Robotic Guidance Systems during surgery. Our CSRs are not engaged in the practice of medicine, but rather are assisting our customers in the safe and proper usage of our equipment and products. Nevertheless, a governmental authority or individual actor could allege the activities of our CSRs to constitute the practice of medicine. A state may seek to have us discontinue the services provided by our CSRs or subject us to fine, penalties or licensure requirements. Any determination that our CSRs are practicing medicine without a license may result in significant liability to us.

The application of state certificate of need regulations could substantially limit our ability to sell our products and grow our business.

Some states require healthcare providers to obtain a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital equipment such as our Robotic Guidance Systems. In some states, the process required of our customers to obtain this certificate is lengthy and could result in a longer sales cycle for our Robotic Guidance Systems. Further, in many cases, only a limited number of these certificates are available. As a result, our customers may be unable to obtain a certificate of need for the purchase of our Robotic Guidance Systems, which could cause our sales to decline.

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

For example, attention is directed to the reference to the PPACA above, under the heading “Broad-based domestic and international government initiatives to reduce spending, particularly those related to healthcare costs, may reduce reimbursement rates for spinal surgery procedures, which will reduce the cost-effectiveness of our products.”

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

We have arrangements with surgeons, hospitals and other entities which may be subject to scrutiny. For example, we have consulting agreements with spine surgeons and neurosurgeons using or considering the use of our Robotic Guidance Systems, for assistance in product development, and professional training and education, among other things. Payment for some of these consulting services has been in the form of stock options rather than per hour or per diem amounts that would require verification of time worked. We may continue in the future to make payment for these consulting services in the form of royalties or also possibly in the form of part-time employment. In addition, various agencies may view these arrangements with our customers, including the provision of marketing grants to customers for the purposes of training surgeons and the provision of accessories at no charge or discounted prices with the purchase of our Robotic Guidance Systems, as not fully complying with federal and state fraud and abuse laws. To the extent we are found to not be in compliance, we could face potentially significant fines and penalties in addition to other more significant sanctions and we may be required to restructure our operations.

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

In order to remain eligible for the tax benefits of an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise,” or a “Beneficiary Enterprise,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations. If we do not meet these requirements, we may not be eligible to receive tax benefits and we could be required to refund any tax benefits that we may receive in the future, in whole or in part, with interest. Furthermore, the tax benefits available under the Investment Law may be terminated or reduced in the future. If these tax benefits are terminated, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2017 was 24%. See “Item 10. Additional Information - E. Taxation.”

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

Risks Related to an Investment in Our Shares and ADSs

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our Ordinary Shares or ADSs if we are or were to become a PFIC.

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

The stock market in general and the market prices of our Ordinary Shares on the TASE and the ADSs on Nasdaq, in particular, are subject to fluctuation, and changes in these prices may be unrelated to our operating performance. The market price of our Ordinary Shares and ADSs are subject to a number of factors, including:

●	announcements of technological innovations or new products by us or others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of our equipment we sell;

●	general market conditions;

●	the volatility of market prices for shares of medical devices companies generally;

●	success or failure of research and development projects;

●	departure of key personnel;

●	developments concerning intellectual property rights;

●	developments concerning regulatory approvals;

●	regulatory actions or investigations;

●	developments concerning standard-of-care in spine surgeries;

●	variations in our and our competitors’ results of operations;

●	changes in revenues, gross profits and earnings announced by us;

●	changes in estimates or recommendations by securities analysts, if our Ordinary Shares or the ADSs are covered by analysts;

●	changes in government regulations or patent decisions; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

These factors may materially and adversely affect the market price of our Ordinary Shares and the ADSs and result in substantial losses by our investors.

We do not know whether a market for the ADSs will be sustained or what the trading price of the ADSs will be and as a result it may be difficult to sell ADSs.

Although the ADSs trade on Nasdaq, an active trading market for the ADSs may not be sustained. It may be difficult to sell ADSs without depressing the market price for the ADSs or at all. As a result of these and other factors, holders of ADS may not be able to sell ADSs at or above their purchase price or at all. Further, an inactive market may also impair our ability to raise capital by selling ADSs and Ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Ordinary Shares as consideration.

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

Holders of ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, holders of ADSs may not receive dividends or other distributions on our Ordinary Shares and may not receive any value for them, if it is illegal or impractical to make them available to holders of ADSs.

The depositary for the ADSs has agreed to pay to holders of ADSs the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of ordinary shares the held ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that holders of ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to holders of ADSs. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

Raising additional capital by issuing securities may cause dilution to existing shareholders.

We may need to raise substantial future capital to continue to complete commercialization of our products and the research and development and clinical and regulatory activities necessary to develop new products or for other corporate purposes. Our future capital requirements will depend on many factors, including:

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years from our 2013 initial public offering in the United States. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved, to the extent applicable. In this Annual Report, we have included certain information about executive compensation related information that is not required by an emerging growth company. We cannot predict whether investors will find our Ordinary Shares or ADSs less attractive if we rely on these exemptions. If some investors find our Ordinary Shares or ADSs less attractive as a result, there may be a less active trading market for our Ordinary Shares or the ADSs and the price of our Ordinary Shares or the ADSs may be more volatile.

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

We may be subject to securities litigation, which is expensive and could divert management attention.

The price of our Ordinary Shares and ADSs may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We have been subjected to securities litigation and may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Risks Associated with the Nasdaq Listing of the ADSs

Our Ordinary Shares and ADSs are traded on different markets and this may result in price variations.

Our Ordinary Shares have been traded on the TASE since August 2007. The ADSs commenced trading on the Nasdaq Capital Market in May 2013 and are currently traded on the Nasdaq Global Market. Trading in those securities on those markets takes place in different currencies (dollars on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

We incur costs as a result of ADSs trading on Nasdaq, and our management is required to devote substantial time to compliance initiatives and reporting requirements.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 29, 2018.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management is comprised of U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC which are more detailed, more extensive and are subject to more demanding deadlines than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the SEC forms applicable to foreign private issuers permit them to disclose compensation information on an aggregate basis if executive compensation disclosure on an individual basis is not required or otherwise has not been provided in the issuer’s home jurisdiction. We disclose individual compensation information, but this disclosure is not as comprehensive as that required of U.S. domestic issuers since we are not required to disclose more detailed information in Israel. We intend to continue this practice as long as it is permitted under the SEC’s rules and Israel’s rules do not require more detailed disclosure. If we lose our foreign private issuer status, we will have to file quarterly reports on Form 10-Q and we will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on Nasdaq that are available to foreign private issuers.

If we are unable to continue to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and the price of our Ordinary Shares and the ADSs may suffer.

Section 404 of the Sarbanes-Oxley Act requires a company subject to the reporting requirements of the U.S. securities laws to do an annual comprehensive evaluation of its and its subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures; our management is required to assess and issue a report concerning our internal control over financial reporting. In addition, our independent registered public accounting firm may be required to issue an opinion on the effectiveness of our internal control over financial reporting at a later date.

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

We engage in the development, production, marketing and servicing of innovative medical devices for supporting surgical robotic guided procedures in the field of orthopedics and neurosurgery. We are a leading innovator in spine and brain surgery and pioneered cutting-edge robotic guidance systems and complementary products in the spine and brain surgery market. These products may provide a safer surgical environment for patients, surgeons and operating room staff.

We operate in the field of computer assisted surgery (also known as CAS) that enables the use of surgical instruments with high precision and minimal invasiveness and that contributes to the safety of a wide range of surgical procedures. Mazor Robotics’ core precision guidance technology that is implemented in the Renaissance system and the Mazor X system is transforming spine surgery from freehand procedures to highly accurate, state-of-the-art, guided procedures that raise the standard of care with better clinical results. The Mazor X, Renaissance and SpineAssist (our predecessor to the Renaissance) systems have been used to perform a wide variety of spine procedures on over 32,000 patients worldwide (with over 220,000 implants placed). We are continuing the development of the Robotic Guidance Systems for additional spine and brain surgery procedures.

On May 16, 2016, we entered into two strategic agreements with Medtronic.  One agreement is a two-phase, Exclusive Lead Sharing and Distribution Agreement which provides for co-promotion, co-development and, upon meeting certain milestones, potential exclusive global distribution of the Mazor X system for spinal surgeries, or the Distribution Agreement. The second agreement is a Purchase Agreement which provides for an equity investment by Medtronic, in Mazor. The Distribution Agreement and the Purchase Agreement, or collectively, the Medtronic Agreements are aimed at accelerating our growth and market reach by leveraging the strategic partnership for commercialization of the Mazor X system for spinal surgeries and development of synergistic products. With the combined expertise and experience of our two companies, we believe we can transform spine surgery for the benefit of more patients and those who treat them.

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

On August 30, 2017, we entered into the next phase of our strategic partnership with Medtronic, with Medtronic assuming exclusive worldwide distribution of the Mazor X system for spinal surgeries, and Medtronic making a $40 million third tranche investment in Mazor’s shares and warrants. This development follows are a result of the early achievement of certain sales and marketing milestones by both companies, as well as higher than expected global market acceptance and demand for the Mazor X system.

Principal Capital Expenditures

We had capital expenditures of approximately $2,364,000 in 2017, $4,263,000 in 2016 and $702,000 in 2015. Our capital expenditures consisted mainly of the purchase of machinery and equipment, development costs capitalized to intangible asset, systems used for training and demonstration and leasehold improvements. We have financed our capital expenditures from our available cash and short-term investment and equity offerings, and expect to continue to finance our capital expenditures in a similar manner in 2018. We expect our capital expenditures in 2018 will be approximately $1,700,000 and will include amounts expended towards manufacturing infrastructure.

B.	Business Overview

We are a medical device company developing and marketing innovative robotic guidance systems and complementary products. Our expertise is in robotic computerized and imaging-based systems, primarily in the field of spine surgery. Our Robotic Guidance Systems enable surgeons to advance from freehand surgical procedures to accurate, pre-planned, state-of-the-art, precision guided procedures. Our Robotic Guidance Systems are used in multiple types of spine surgeries, whether open or minimally invasive, for a variety of clinical indications in spine and brain surgery. Our Mazor X system, our Renaissance system and its predecessor have been used in over 32,000 spine surgeries, including fusion, correction of spinal deformities, biopsy collection, tumor excision and cement augmentations. Our Robotic Guidance Systems have the ability to improve clinical outcomes for patients, and may provide a safer surgical environment for surgeons and operating room staff and deliver economic value to hospitals and payors.

Technology Overview – Mazor Core

The Mazor Core Technology, used in our Mazor X and Renaissance surgical guidance systems, is the collaboration of four key technologies in Mazor’s systems to provide predictable, efficient and precise surgical procedures.

1) Surgical Planning Suite

●	Sophisticated 3D analytics and virtual tools developed to determine procedure goals and surgical plan.

●	The suite of tools allow creation of a “surgical blueprint” that separates the surgeon’s analytical planning process from the actual surgery.

●	During surgery, the surgeon executes the plan as an efficient and predictable procedure with no anatomical surprises. Implants are pre-selected and prepped, the team knows what to expect.

2) Anatomy Recognition Engine

●	The advanced anatomy recognition engine reads images and recognizes anatomical features based on advanced and proprietary algorithms.

●	The engine is fundamental for planning and serves as the underlying technology for features such as vertebral segmentation, image registration and alignment calculations.

3) Patient Connection Platforms

●	Set of biocompatible devices that rigidly affix the robotic system/arm to the patient’s skeletal anatomy during surgery, ensuring precision through a stable, solid connection.

●	This unique feature maintains patient-machine unity during the operation and is a major contributor to accuracy.

4) Cross-Modality Image Registration

●	Sophisticated registration tool with the ability to analyze and match images from different modalities and body positions, e.g. pre-op CT with intra-op fluoroscopy.

●	Each vertebra is registered independently of the others and irrespective of modality, date of the image, or patient position.

Renaissance System

The key elements of the Renaissance system include our RBT Device, which is a portable, computer-controlled Stewart platform that spatially positions and orients surgical tools, our Renaissance Work Station, houses our proprietary software, and several mounting platforms we have designed to serve as an interface between the patient and the RBT Device. The Mazor Core technology implemented in the Renaissance system enables surgeons to perform procedures with a higher degree of accuracy and precision compared to the current freehand standard of care. A pre-operative plan for each patient is developed by the surgeon using our proprietary software based on a standard three-dimensional, or 3D, computed tomography, or CT, image. The surgeon performs the procedure using a patient connection platform attached to the RBT Device and is guided by the RBT Device to a precise location and trajectory along the spine or in the brain in accordance with the pre-operative plan. At the beginning of the surgical procedure, an automatic 3D synchronization process independently registers the location of the system relative to the position of the patient’s spine or in his brain and the pre-operative plan. Unlike conventional robotic surgery, where the robot performs the procedure guided by the surgeon, the Renaissance system guides the surgeon who performs the procedure in accordance with the pre-operative plan.

The Renaissance system is FDA–cleared, CE–marked and has regulatory clearances in several other markets, including China, Taiwan, Thailand, Canada, Russia, Singapore, Israel and Australia.

Mazor X System

The Mazor X system utilizes the underlying Mazor Core technology of the Renaissance and the cumulative experience in the operating room, with expanded features and capabilities. Key features of the Mazor X are sophisticated 3D planning software and advanced algorithms running on a workstation and a guidance system. The guidance system includes a surgical arm, an integrated 3D camera with spatial tracking and a surgeon control panel in the sterile area.  The Mazor X system’s platform integrates three processes: pre-op analytics, intra-op guidance, and intra-op verification. Pre-op analytics are performed using cutting-edge anatomy recognition abilities for surgical visualization and imaging-based 3D implant and trajectory placement planning. The planning may take place prior to the surgery or during the surgery using scan & plan, if a 3D image system is available in the operating room. Intra-op guidance utilizes precision mechanics and the surgical arm to guide tools and implants according to the surgical plan. Before instrumenting, the Mazor X eye camera provides intra-op verification of the surgical arm trajectory and position. Once verification is complete, the surgical arm and drill guide keep tools and implants on target for each trajectory. This process continues until all trajectories have been reached and implants are inserted safely and accurately into their planned position.

In September 2015, we received 510(k) clearance from the FDA for the Mazor X system.

In April 2017, we received 510(k) clearance from the FDA for the Mazor X Align software, a spinal deformity correction planning software for the Mazor X system.

In September 2017, we received CE clearance for the Mazor X system.

Mazor Robotics’ products are currently active in 15 countries, with 12 distributors representing us in 18 countries.

Industry Overview - Spine

Spine Disorder Market Overview

Spine disorders are a leading driver of healthcare costs worldwide. Spine disorders also are a leading cause of disability among people aged between 19 and 45 in the United States, and are the most common cause of job-related disability. Spine disorders afflict women and men equally and are the second most common neurological ailment in the United States - only headaches are more common. In the United States, according to the Orthopedic Network News, there are approximately 1.48 million spinal operations performed annually.

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

Despite the potential benefits of minimally invasive spinal surgery techniques, they can also present several notable limitations, including the need for additional training for the surgeon, increased intraoperative use of X-ray radiation, and longer operations, and have been shown in some studies to lower the accuracy of implant placement. As a result, while minimally invasive approaches have seen substantial adoption in various surgical fields where procedures can be performed within existing anatomical cavities, they are currently used in only 10-15% of spinal fusion procedures which are currently performed in a minimally invasive approach, according to the SRS database (Hamilton et al. Spine 2011) and the Orthopedic Network News report from October 2016.

Robot Assisted Surgery

We believe that the application of robotic technologies in minimally invasive surgical procedures represents the next generation in the evolution of the surgical technique. These technologies are being developed to provide surgeons with a more precise, repeatable and controlled ability to perform complex procedures. With the assistance of robotic technology, an increasing number of surgeons have been able to perform procedures previously limited to a small subset of highly-skilled surgeons. In addition, robotic technology has enabled these procedures to be performed in a more minimally invasive manner, requiring only small incisions, which result in reduced procedure related trauma, fewer infections and post-procedure complications, and reduced recovery and hospitalization times.

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

As a result, the majority of spine surgeries are performed freehand. According to a review of over 108,000 cases (Hamilton et al., Spine 2011) only 13.2% of spine surgeries are performed in a minimally invasive manner. This was echoed in a report by the 2016 Orthopedic Research Network reporting that cannulated pedicle screws (designed and used primarily for minimally invasive spine surgeries) have hovered between 9-15% since 2008. Although open freehand surgery allows for direct visualization of the anatomy, such surgeries may result in:

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

In some of the cases, the CT- or Magnetic Resonance Imaging (MRI) generated images are insufficient for the determination of the appropriate treatment option. In such cases a biopsy is usually indicated. It is estimated that in 2017, 60,000 biopsies were performed.

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

In 2017, there were over 18,000 DBS surgeries globally, of which over 10,000 were performed in the United States. Parkinson’s disease accounts for about 75-80% of the DBS surgeries, even though of the 1% of people over the age of 60 who are affected by Parkinson’s disease, only 1 to 10% are eligible for DBS according to treatment guidelines. The DBS market was estimated at $493 million in 2014 and expected to grow at about 7% CAGR to $692 million in 2019.

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

When neurosurgical intervention procedures are indicated, much care is taken to avoid damage to neighboring regions of the brain and the vascular system, as well as along the surgical pathway to the lesion. Careful planning of the surgical approach is based on advanced imaging modalities. Execution of the required precise spatial localization according to the surgical plan is performed using intra-operative guidance systems, which are generally categorized as either frame-based or frameless systems. Frame-based systems, or standard stereotaxy, are considered a more accurate option but, among their limitations are that they are cumbersome to use, difficult to modify trajectories during surgery, and uncomfortable for the patient. Frameless trackable/fiducial marker-based systems use image guided navigation or patient-specific, custom-made mounts to improve accuracy.

Of the 19,700 stereotactic biopsies performed in 2010, about 17,000 were performed with a frame-based system and about 2,700 used a frameless system. It was estimated in 2011 that by 2015 frameless systems will be used more frequently in these procedures, from 13.7% of the cases to over 20%.

There were approximately 18,000 DBS procedures performed in 2017 predominantly with the frameless systems.

An emerging market segment in brain surgery is robotic neurosurgical systems. Of the various developments and companies involved in this field there are three main players in this market segment which are commercially available: Mazor Robotics, Zimmer Biomet (Medtech) and Renishaw.

The Limitations of Current Neurosurgical Procedures

Frame-based systems limit the surgeon’s movement and are difficult to redirect intra-operatively. The rigid frames are cumbersome for the patients and the complex set-up can make operating times longer. Additionally, they are highly uncomfortable and daunting for the patients and can reduce their cooperation during awake DBS surgeries (which comprises 95% of all DBS surgeries).

Navigation based systems (e.g. Brainlab AG’s Curve and Medtronic Stealth) depend on direct line of sight between an infra-red camera and specialized, reflective markers. These systems are considered to be less accurate by surgeons than frame-based systems and not accurate enough for DBS procedures. Their online representation of spatial location in real-time does not represent the actual location of the surgical instruments but rather the system’s perception of the location of the instruments. The representation of the instruments in three planes can lengthen the learning curve of these systems as the surgeon needs to correct the position in a single plane in a three dimensional world.

The Mazor Robotics Solutions

Our Robotic Guidance Systems enable surgeons to advance from freehand surgical procedures to accurate, state-of-the-art, precision guided procedures. Our Robotic Guidance Systems have the ability to improve clinical outcomes for patients, may provide a safer surgical environment for surgeons and operating room staff by possibly reducing exposure to radiation, and deliver economic value to hospitals and payors. We believe our Mazor X and Renaissance systems offer the following benefits to patients, surgeons and hospitals:

Potential Reduction in Surgical Complications and Revision Surgeries.

At the North American Spine Society (NASS) Annual Meeting in 2017, a group including 10 investigators presented interim results from the first multi-center prospective study of robotic-guided spine surgery, also known as the MIS ReFRESH study. The results demonstrate that spinal surgeries performed using Mazor Robotics’ proprietary Mazor Core technology have a five-fold reduction in surgical complications and a seven-fold reduction in revision surgeries, compared to freehand-based minimally invasive lumbar fusion surgeries. MIS ReFRESH is a prospective, comparative, multi-center study in robotic-guided spine surgery using the Renaissance Guidance System. The study is designed to assess the clinical impact of robotic-guidance, compared to fluoro-guidance on the incidence of clinical complications and revisions and use of intra-operative fluoroscopy. The prospective study was initiated in 2014.

There were 379 patients enrolled in the study, of which 287 were in the robotic-guided arm and 92 in the fluoro-guided control arm. When accounting for multiple parameters in the statistical analysis, the statistically significant interim results demonstrated the following:

•          Relative Risk (RR) for an adverse event or complication was 5.3 times higher in the fluoro-guided control arm compared to the robotic guidance arm (p<0.001); and

•          RR for revision surgery was 7.1 times higher for a fluoro-guided surgery compared to the robotic guided cases (p=0.012).

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

Use in a Variety of Procedures. Our Robotic Guidance Systems are particularly advantageous in complex spinal procedures, such as the correction of scoliosis and other spinal deformities, long fusions and repeat/revision surgery. Precision and planning is of particular importance in complex procedures where accuracy and precision are a challenge for even the most experienced surgeons.

Possible Reduced Exposure to Radiation. Spine surgeries, particularly minimally invasive surgeries, require the use of high levels of X-ray imaging, and exposes surgeons and patients to harmful radiation. The use of our Robotic Guidance systems may significantly reduce the need for X-ray imaging during the surgery and provide for a safe overall surgical environment.

Ease of Use. Our Robotic Guidance Systems leverage and complement the surgical skills and techniques already familiar to the surgeon. This familiarity in approach combined with greater accuracy and precision accelerates the learning curve, making it usable by surgeons with a broad range of training and skills.

Reduced Costs. We believe the use of our Robotic Guidance Systems result in shorter hospital stays due to faster recovery times, lower rates of complications and a higher level of patient satisfaction.

Clinical Differentiation. We believe the benefits mentioned above will help surgeons and hospitals differentiate themselves, attracting more patients to seek medical care from them, over competitors offering less innovative and precise alternatives.

Our Product Strategy

Mazor is a patient-focused, global innovative leader, with the goal of delivering advanced image based robotic guidance products in and out of spine.

Our product strategy to achieve this goal includes the following:

●	Global Commercialization of our Robotic Guidance Systems

We continue to focus on commercializing our Robotic Guidance Systems by expanding our sales and marketing infrastructure through internal resources and externally through arrangements, such as through the Medtronic Agreements. We have a presence in more than 180 hospitals in 15 countries, including over 110 Robotic Guidance Systems installed in the United States. Within the United States alone the addressable market includes over 2,000 hospitals and surgical centers, creating significant opportunity for us to expand our presence and accelerate our revenue growth.

•	Renaissance strategy

The sales efforts for the Renaissance system is driven by our global sales team and our international distribution partners (other than Medtronic). Mazor is targeting smaller hospitals and Ambulatory Surgery Centers (ASCs) by focusing on the value pricing for the Renaissance and segmenting by case volume and system costs. Mazor is not competing with Medtronic. Instead, there is a goal to ensure that any site with any budget selects a Mazor Core technology system. Internationally, we continue to work with our partners to penetrate markets with the Renaissance system.

●	Mazor X Strategy – Global commercialization partnership with Medtronic

Effective September 18, 2017, Medtronic assumed global spine market commercial responsibility for Mazor X systems.  In late October, Medtronic also assumed responsibility for sales of disposables and case support. Their responsibility is to perform all go to market activities globally, including full responsibility for marketing, sales activities and market education to continue and successfully penetrate the spine market with the Mazor X systems.  The agreement with Medtronic includes mutually agreed annual minimums for purchase of Mazor X systems. Over the next four and a half years these annual minimums could result in the cumulative purchase of hundreds of Mazor X systems, which would drive improvement in Mazor’s financial results during the next several years.  The sales and marketing effort of Medtronic is expanding beyond the United States to target markets all around the world in accordance with our regulatory work plan.

●	Strengthen and Operate a Global Service Organization

As responsibility for commercialization of Mazor X for spine surgeries transitioned to Medtronic, Mazor maintained the important role of providing service to the growing global installed base of systems both for Mazor X as well as the Renaissance system.  This contributes to our financial model and keeps us closely connected to the market allowing us to be inspired with customer needs and to identify opportunities for further developments and improvements.

●	Ongoing Innovation - Invest in research and development

We will continue to make significant investments in research and development including investments to upgrade the hardware and software components of our Robotic Guidance Systems and to develop additional applications using our proprietary technologies and to develop future products. In addition, as part of the Medtronic Agreements we are collaborating with Medtronic to further develop additional innovative solutions with our Mazor X system in combination with Medtronic product offerings for spinal applications.

●	Accelerated Adoption

We intend to continue to explore new ways to achieve this by striving for partnerships with strategic players and to gain the benefits associated with the synergy between Mazor and potential partners.

●	New Applications

Explore new ways to utilize our core knowledge and intellectual property to enter new applications. We intend to achieve this by our continued effort of our research and development team and potentially with synergy between Mazor and potential partners in areas out of spine surgery.

Our Products

Components of the Mazor X system - A surgical assurance platform for spine surgery, integrating data sources, analytical tools, guidance and imaging technologies to maximize procedure predictability and patient benefit. The Mazor X system, which is based on the same Mazor Core technology as the Renaissance, expands beyond trajectory guidance to address additional needs of spine surgeons and their patients.

The Mazor X Platform includes:

●	Mazor X Robotic Guidance System includes the following key components:

o
A precision Surgical Arm - The Surgical Arm unique design and innovative structure comprises a set of six joints, enabling the arm to reach a wide variety of trajectories.  The Surgical Arm is controlled by the Mazor X Workstation computer and a Central Control Unit. Arm movement is as a result of the surgical plan (described below) and is monitored in a closed loop controlling process.

o	An integrated camera with spatial tracking – The Mazor X-Eye camera provides positioning verification and enables tracking functionality.

o
A surgeon control panel in the sterile area – The surgeon’s screen is a LCD screen mounted on a movable screen arm located at the top of the Robotic System. Use of this multi-touch screen provides the surgeon with a close and convenient method of interaction with the system. Information displayed on the surgeon’s screen and Workstation monitor is dynamically updated in real-time, simultaneously.

●
Mazor X Workstation running sophisticated software and including a large touch screen serving as a user control panel, hardware components and storage for the Robotic Guidance System when not in use. The Workstation is the main console from which the user interacts with the Mazor X system. The Workstation is a compact, fully-portable unit that facilitates easy mounting of the Surgical Arm onto an operating room table in preparation for an operation.

●	Mazor X Spine Disposables. Mazor X disposable kits are designed to be easily adapted to the surgical arm for a multitude of surgical applications.

●	Mazor X Spine Accessories. Mazor X accessories include trays of reusable surgical tools.

Surgical Workflow using Mazor X system

Surgical workflow using Mazor X involves the following basic 3D Planning and Intra-Operative steps:

●	3D Planning

●
Pre-Op Analytics – 3D Planning is performed using cutting-edge anatomy recognition and vertebral segmentation algorithms for surgical visualization based on a patient’s images. The resulting Surgical Plan includes implant and trajectory placement planning.  The Surgical Plan may be created prior to the surgery or during the surgery using Scan & Plan.

AP
S
L
R
L1
L2
L3
L4
L5
S1

LT
S
A
P
L1
L2
L3
L4
L5
S1

Automated Anatomy Recognition	Vertebral Segmentation

●
Mazor X Scan & Plan– Utilizes 3D intra-operative imaging systems, such as a Medtronic O-arm system, to perform a patient scan that is then used to create the surgical plan instead of a pre-op CT. Mazor X Scan & Plan is especially useful in trauma cases or when a pre-op CT is not available.

●	Intra-Operative Procedure steps:

o	Import the Pre-Op Analytics plan into the Mazor X Workstation

o
Attachment of Hardware - The patient connection platform is rigidly attached to the patient’s spine to ensure that maximum accuracy is maintained throughout the surgical procedure, even if patient movement occurs.

o	Perform a 3Define Scan – This reconstructs the 3D volume to assess the working area for the system.

o
3D synchronization - To execute the surgical plan, it is necessary to match the CT-based plan with the patient’s spine through a CT-to-fluoro registration process. The surgical arm position is marked by a proprietary 3D Marker which is attached to it. Two fluoroscopic images of the 3D marker and the spine are taken (anterior-posterior and oblique views). Mazor X  software then automatically matches the vertebrae seen in the fluoroscopic images to those in the pre-operative CT. This automatic registration process is critical for the software to identify the location of the surgical arm relative to the patient’s spine. It allows the software to calculate the motion necessary for executing planned trajectories. The accuracy of the registration process is confirmed by the surgeon after visual verification for each vertebra.

o	Intra-operative verification - Before instrumenting, the Mazor X Eye camera provides intra-op verification of the surgical arm trajectory and position

MAZOR X
CA-05 CA-05
Welcome user
Send Surgical Arm
T11
L1
Axial
LT
AP
Solution 1
Run Simulation
Send Surgical Arm
Clear Arm Up
T11 right 4.5×45[21.5°] Depth 80 mm (Short Tools) Straight Tool
Back
Default
Show
View
Tools
Add
Select
Marking
Edit
Delete
Undo
Redo
Export
Load
Align
Planning
Fusion
IntraOp
Next

o	Intra-operative guidance for surgical execution- Utilizes precision surgical arm to guide tools and implants at the right trajectory according to the surgical plan.

o	Perform surgical procedure

●
Mazor X Align software – An advanced application that will run on the Mazor X platform. Mazor X Align uses advanced measurement and visualization tools to create a simulation of the overall spinal alignment before surgery. Mazor X Align leverages the Mazor technology experience with tools for placement and trajectory planning, for predictable planning of the entire spine alignment.

In April 2017, we received 510(k) clearance from the FDA for the Mazor X Align software, a spinal deformity correction planning software for the Mazor X system. The Mazor X Align is being integrated for evaluation into the Mazor X platform of selected sites in 2018.

MAZOR X
PATIENT2409 MR2409
Welcome user
Marking and Alignment
3D
CT LT
Marking
Surgical Tools
General
Advanced
Pelvic Param.
Cobb
LL
TK
Sagittal Cobb
SVA
AUTO
Parameter
XRay
Orig. CT
Plan. CT
Diff
Norm
Cobb_0 41.3 18.8 18.8 -22.5 0.0 +/- 10.0
Cobb_1 44.6 15.7 15.7 -28.8 0.0 +/- 10.0
Cobb_2 38.4 17.2 17.2 -21.2 0.0 +/- 10.0
LL 27.2 23.5 23.5 -3.7 57.7 +/- 11.1
TK 31.1 19.2 19.2 -11.9 45.8 +/- 10.4
SS 32.0 43.5 43.5 11.5 39.1 +/- 7.6
Rod: 184.8 mm
Rod: 165.9 mm
Simulation
Reset All
Classify
Back
Default
Show
View
Tools
Add
Select
Marking
Edit
Delete
Undo
Redo
Export
Load
Align
Fusion
IntraOp
Planning
Next

●	Specialized applications (under development):

o
ArcAid – The ArcAid custom bends rods on-site for personalized patient spinal correction. ArcAid bends according to a personalized rod bending blueprint, derived from the Mazor X Align, to provide the best fit to the desired corrected spinal alignment.

o
Co-development applications with Medtronic – Mazor and Medtronic have defined a joint  roadmap for co-development whose goals include integration of Medtronic’s implant and navigation technology and guidewireless implants into the Mazor X and development of complete procedural solutions.

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

Mazor
Planning
Left Screw :4.00 x 35
Right Screw :4.00 x 35

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

Figure 2: 3D Marker; C-arm in two positions taking registration images for 3D Synchronization process

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

Figure 3: RBT Device (with an arm connected to it) on Clamp Mount ready to guide the surgeon

Surgical Workflow using Renaissance for Brain procedures

We have developed the Renaissance Brain Module, a new application of our Renaissance system intended to provide precise control over the insertion of surgical instruments (drills, cannulas, electrodes, needles, etc.) during stereotactic brain surgery. The Renaissance Brain Module can be used for guiding high accuracy linear trajectories into the brain. Our head-mounted Renaissance Brain Module was cleared by the FDA in July 2012 and CE-marked in August 2012. We commercially launched the Renaissance Brain Module at the annual meeting of the American Association of Neurological Surgeons in April 2014.

The Renaissance Brain Module utilizes a small, frameless platform with three points of fixation to the skull to provide highly accurate access to the areas of the brain where surgical intervention is needed. This helps to minimize incisions and scarring while providing surgeons with high versatility in their surgical approach as well as facilitating intra-operative changes of trajectories.

Surgical workflow using the Renaissance Brain Module for brain surgery involves four basic steps:

●	pre-operative planning;

●	attachment of hardware (mounting platform);

●	synchronization; and

●	surgical execution.

Pre-operative planning: A Renaissance brain procedure usually begins with a pre-operative MRI scan of the patient. The scan is uploaded into Renaissance’s pre-operative 3D software for surgeons to plan the optimal trajectories prior to the procedure. Sometimes other imaging studies are loaded and fused together to provide additional layers of information such as Magnetic Resonance Angiography and CT.

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

Mazor’s “PRO” Solutions

In October 2015, we launched the ‘PRO’ (Predictable Renaissance Operation) Solutions at the annual meeting of the North American Spine Society (NASS) which was held in Chicago, IL. The PRO Solutions are designed to diversify Renaissance procedures allowing additional options and flexibility to the users and include:

PRO Scan & Plan

This application is designed to obviate the need for a pre-operative CT scan by using an available intra-operative 3D imaging system (fluoroscopy- or CT-based). This 3D scan is performed after attaching the selected Renaissance mounting system, with a spatial marker, to the patient. When using this application, there is no need to correlate the plan with the patient’s location relative to the RBT Device, as the 3D synchronization process is inherent to the image acquisition process. Once the 3D images are acquired, the surgeon utilizes them to plan the operation based on these images in the operating room.

PROlat Posterior guided instrumentation in the lateral decubitus position

PROlat enables placement of pedicle screws using a posterior approach while the patient is in the lateral decubitus position. Maintaining the patient in the lateral position for insertion of implants, following interbody introduction, can significantly shorten the surgery time and reduce the potential for unnecessary risks to the patient.

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

Our sales and marketing organization underwent changes upon entry into the second phase of the Medtronic Agreements which we entered into on August 30, 2017. As of September 18, 2017, Medtronic assumed global responsibility for the sales, marketing and clinical support of the Mazor X for spinal applications starting in the U.S. and gradually entering new markets in Europe and APAC starting in 2018. In order to assure continuation approximately 30 members of our clinical and sales teams transferred to Medtronic and continue to focus on sales of the Mazor X system.

Following these changes, the Mazor X sales, clinical support and marketing activities addressing the spine surgery market, are performed by our strategic partner, Medtronic, globally. We are continuing to develop a sales and marketing organization that consists of a global sales team, in combination with a distributor support team. The Mazor global sales team drives capital equipment sales of Renaissance and supports the activities of Medtronic with the sales and marketing of Mazor X systems and the associated applications. The Mazor clinical team focuses on the further penetration of existing clients through education marketing activities and training including supporting cases using the Renaissance activities.

As of December 31, 2017, our U.S. sales team had a total of 58 employees. The U.S. Commercial Renaissance team includes a Vice President of Global Renaissance Business, 45 Renaissance clinical representatives, five regional directors and two sales directors. In addition, our U.S. sales team includes five team members who are dedicated to Mazor X. The international sales team includes the Vice President for Sales, one capital sales director, one clinical sales director and two clinical sales representatives. The international sales team sells mainly through distributors covering nine countries in Europe and eight countries in the Asia-Pacific region. Together with the marketing team, they are responsible for defining and executing our global commercialization strategy.

Our product and marketing team includes 11 members including one part-time employee, and including five members in the U.S. based team. In addition, we have one training specialist in charge of coordinating and providing training to new and existing customers. Three members of our training team joined Medtronic as part of the second phase of the lead sharing.

Our sales and marketing goals are to continue to drive capital equipment sales of our Robotic Guidance Systems and associated applications and to generate recurring revenue through sales of disposable products and service contracts. To achieve these goals, we must continue to promote adoption and build demand for the procedure among patients through the following sales and marketing strategy:

●
Facilitate independent clinical research by surgeons. We collaborate with surgeons to conduct research on the implementation, clinical outcomes, radiation exposure and other variables which are inherent to, or derived from, the adoption and utilization of Robotic Guidance Systems in a surgical spine program.

●
Encourage medical facilities to embark on a marketing program that would promote and publicize their Robotic Guidance System-based spine program. We work with hospitals and help them to educate surgeons, referring physicians and patients regarding the clinical benefits that Robotic Guidance Systems provide. This increased patient awareness in the community regarding such benefits has the potential to improve quality of care for patients undergoing procedures using our products.

●
Training and Education. We and our strategic partner, Medtronic train and educate through a variety of activities such as observing Robotic Guidance Systems cases, participating in bio-skills workshops to provide prospective customers with hands-on experience by operating on a cadaver using the Robotic Guidance Systems system and participating in peer-to-peer interactions. We also offer comprehensive and advanced training to our surgeons and operating room staff.

The generation of recurring revenues through sales of our disposable products and service contracts is an important part of our Robotic Guidance Systems business model. We anticipate that as we leverage each new installation of our Robotic Guidance Systems to generate recurring sales of disposable products our recurring revenues will grow. Because of the technical design and programming of our Robotic Guidance Systems, the system only works with Mazor’s proprietary disposable kits. We also offer annual service contracts that provide maintenance and support services related to our Robotic Guidance Systems beyond the basic one-year warranty period.

We and Medtronic provide training to surgeons and hospital staff on the use of our Robotic Guidance Systems. Through training we are increasing familiarity with our Robotic Guidance Systems and helping ensure safe and proper usage of our equipment and products by surgeons and hospitals, which we hope enables seamless adoption of our Robotic Guidance Systems. The presence of our representatives in the hospitals also provides us with immediate feedback and understanding of our customers’ preferences and requirements in clinical conditions.

Seasonality of Business

While our business is growing and changing rapidly, we believe it is subject to quarterly seasonal fluctuations because of customary capital expenditure trends by hospitals due to various hospital budget considerations which are not in our control. Hospitals tend to group purchases at the beginning of their budgetary cycle, which is different among hospitals. In addition, sales through distributors, can lead to seasonal fluctuations.  Therefore, it is hard to predict results of a certain quarter and some quarters may be weaker than others. For the year ended December 31, 2017, no single hospital customer accounted for more than ten percent of our total revenue and the loss of any single hospital customer is not expected to have a material adverse effect on us. However, as a result of the Medtronic Distribution Agreement, Medtronic accounts for more than ten percent of our total revenue for the year ended December 31, 2017, with revenues of approximately $14,400,000.

Intellectual Property

We seek patent protection for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend patent rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

We own 20 U.S. patents. In addition, we have filed in the United States eight additional patent applications and two provisional patent applications. A provisional patent application is a preliminary application that can be filed less formally than a non-provisional application, and establishes a priority date for the patenting process for the invention disclosed therein.

We have also licensed five U.S. patents. In addition, we own forty-two patents, grouped in eight families of separate inventions that were granted in other countries. We also have two further applications in which claims were allowed and grant is awaited. We also have eleven pending patent applications outside of United States, grouped in seven families of separate inventions. We also have seven PCT (Patent Cooperation Treaty) international patent applications. A PCT application is an application made in multiple countries, which ultimately needs converting into National Phases in separate countries. All of our patents and patent applications are in the areas of computer-assisted surgery, robotics, imaging and implants. Our patents expire between the years 2021 and 2033. Certain of our in-licensed patents have royalty obligations.

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

Exclusive Lead Sharing and Distribution Agreement and Purchase Agreement with Medtronic.

On May 16, 2016, Mazor entered into two strategic agreements with Medtronic. One agreement is a two - phase Exclusive Lead Sharing and Distribution Agreement which provides for co-promotion, co-development and, upon meeting certain milestones, potential global distribution of the Mazor X System. The second agreement is a Purchase Agreement which provides for an equity investment by Medtronic in Mazor.

On August 30, 2017, Medtronic and Mazor entered into the second phase of the agreement.

Exclusive Lead Sharing and Distribution Agreement

The Exclusive Lead Sharing and Distribution Agreement is a commercial agreement which had an initial U.S.-based co-promotion phase. During the second phase which commenced on September 18, 2017, Medtronic assumed exclusive global sales and distribution rights for the Mazor X system. The second phase includes annual minimum sales amounts with a cumulative potential of hundreds of Mazor X systems over a four-year period. The commercial agreement relates to Mazor X systems and applications for the spine surgery market. Under the agreement, Medtronic placed an order for 15 Mazor X Systems during 2016, of which nine systems were supplied by December 31, 2016 and the remaining six systems were supplied in the first quarter of 2017.

The agreement also provides for collaboration in the following main areas:

Phase I

●	Marketing activities – Medtronic was committed to actively marketing the Mazor X system. We and Medtronic were working on joint efforts to create market awareness of the Mazor X System.

●
Sales Activities – In the first phase of the agreement, Medtronic’s sales team was responsible for generating awareness for and interest in the Mazor X System for spinal applications. This involved bringing surgeons to labs and generating qualified leads, before providing the leads to Mazor’s capital sales team to close the sales.

●	Co-development activities – We and Medtronic worked to co-develop synergistic products and applications for spine surgery.

●
Revenue sharing – We paid lead sharing fees to Medtronic for Qualified leads Medtronic delivered to us. Medtronic paid a synergy fee to us for every case where a Mazor X system was used in association with Medtronic implants. Under certain circumstances, Medtronic paid a synergy fee to us regarding Renaissance usage with Medtronic implants.

Phase II

▪
As of September 18, 2017, Medtronic assumed commercial responsibility for the capital sales of the Mazor X system and accessories for spine surgery including marketing, training and education.  In late October 2017, Medtronic assumed responsibility for sales of accessories and case support.

▪	Medtronic hired members of our capital sales, clinical sales, and training teams. In addition, Medtronic sales team members were trained on selling the Mazor X system and began selling the system.

▪	Medtronic is committed to annual minimums with a cumulative potential of hundreds of Mazor X systems over a four-year period.

▪	Initial focus will be in the United States with ramp up in Europe and globally, timed with regional regulatory clearances.

▪	Our revenue streams under the agreement will be from system sales, disposable kits, implant fees, and service fees. Revenue streams to Medtronic will be from system sales and disposable kits.

▪	We are continuing to provide service and maintenance of Mazor X systems globally.

▪
Co-Development Programs will continue towards integrating the Medtronic navigational capability and robot-guided (guidewireless) implants into the Mazor X robotic guidance platform as well as developing complete procedure solutions.

Purchase Agreement

The Purchase Agreement provided for a multi-tranche equity investment in Mazor.  In the first tranche, which closed in May 2016, Medtronic purchased 1,042,992 ADSs representing 2,085,984 Ordinary Shares, at a price per ADS of $11.42, for a total of $11.9 million, before deducting issuance expenses payable by us.

In the second tranche, which closed in August 2016, Medtronic purchased 915,692 ADSs representing 1,831,384 Ordinary Shares. The price per ADS in the second tranche was $21.84, or a total of $20 million, before deducting issuance expenses payable by us.

In the third tranche, which closed in September 2017, Medtronic purchased 1,040,107 ADSs, representing 2,080,214 Ordinary Shares The price per ADS in the third tranche was $38.46. As part of this transaction, we also issued to Medtronic warrants to purchase an additional 1,210,000 ADSs at an exercise price of $44.23 per ADS. Medtronic has the right to exercise the warrants immediately in whole or in part, for cash, and they expire after 18 months. Total consideration for the ADSs and the warrants amounted to approximately $40 million, before deducting issuance expenses payable by us.

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

Competitors

There are currently three main competing robotic guidance systems for spine surgeries which are commercially available: 1)  Excelsius GPS by Globus Medical. In the third quarter of 2017 Globus Medical Inc. received FDA clearance for the Excelsius GPS system, which was acquired from Excelsius Surgical LLC in 2014 and which already has CE marking. Globus is actively and aggressively marketing the system, with a focus on the U.S. market. Globus also acquired KB Medical SA which develops the AQrate robotic guidance system for spine.; 2) ROSA system by Zimmer Biomet Holdings Inc.- Zimmer  Biomet is commercializing the ROSA system, which is both CE-marked and FDA-cleared for use in brain and lumbar spine surgeries; and 3) TINAVI Medical Technologies Co., Ltd., a Beijing, China,-based medical device company, offers Phecda surgical robotic system to assist orthopedic surgeons in open and minimally invasive surgeries. It is commercialized within China and we believe that they are in the process of getting FDA clearance and a CE mark. All of these systems rely on image-guided navigation systems.

Additional companies that could choose to enter this market include Stryker Corporation, potentially adapting the Mako system to spine surgeries, and Intuitive Surgical Inc. with its da Vinci system which has been used clinically for several specific spinal indications.

In previous years, we considered the navigation systems, such as those offered by Medtronic, Stryker Corporation and Brainlab AG, as our main competitors. While these have gained relatively low market share in spine, these technologies have been gaining traction in recent years, especially due to the growing availability of 3-dimensional intra-operative imaging systems such as Medtronic’s O-arm, which is conditional for these systems (as well as for the new robotic systems that have entered the market).

We believe that surgeons are likely to adopt robotic-based technologies for spine and brain surgeries and view this as the main competitive field for our products. Large, well-known companies, however, have the ability to acquire and/or develop robotic technologies that may compete with our products.

We intend to compete and drive increased adoption of our Renaissance and Mazor X systems based on their benefits, including the safety and efficacy of our procedure, the ability to expand or improve upon existing applications through continued research and development and the ability to offer products that are intuitive and easy to learn and use.

Several competitors and potential competitors have significantly greater resources, sales and distribution networks, and other advantages over our independent capability. However, the strategic partnership between us and Medtronic can provide a long-term ability to help meet these competitive challenges. In September 2017, we and Medtronic advanced to the second phase of the agreement which represents global distribution of the Mazor X system by Medtronic. Concomitantly, we are continuing to develop and commercialize Renaissance while supporting its worldwide install-base of over 100 systems.

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

510(k) Marketing Clearance Pathway

The 510(k) clearance process is the regulatory process applicable to our current, marketed products. To obtain 510(k) marketing clearance, we must submit a premarket notification demonstrating that the proposed device is “substantially equivalent” to a legally marketed “predicate device” that is either in class I or class II, or to a class III device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA. A Special 510(k) is an abbreviated 510(k) application which can be used to obtain clearance for certain types of device modification such as modifications that do not affect the intended use of the device or alter the device’s fundamental scientific technology. A Special 510(k) generally requires less information and data than a complete, or Traditional 510(k). In addition, a Special 510(k) application often takes a shorter period of time, which could be as short as 30 days, than a Traditional 510(k) marketing clearance application. An abbreviated 510(k) is another type of 510(k) that is intended to streamline the review of data in a 510(k) through the reliance on one or more FDA-recognized consensus standards, special controls established by regulation, or FDA guidance documents. In most cases, an abbreviated 510(k) includes one or more declarations of conformity to an FDA-recognized consensus standard.The FDA’s 510(k) marketing clearance pathway usually takes from three to twelve months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. There is no guarantee that the FDA will grant 510(k) marketing clearance for our future products and failure to obtain necessary clearances for our future products would adversely affect our ability to grow our business.

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

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

●	product listing and establishment registration;

●	handling of complaints;

●	Product servicing: performing routine service to maintain product ability to meet its specifications;

●
QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all phases of the design and manufacturing process;

●	promotional material review: regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

●	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;

●	post-approval restrictions or conditions, including post-approval study commitments;

●
post-market surveillance regulations, including MDR requirements, which require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury; and

●	assessments and execution of field corrections or removals.

We must also obtain all necessary state permits or licenses to operate our business. As a manufacturer, we are subject to announced and unannounced inspections by the FDA and the EU Notified Body to determine our compliance with FDA’s QSR and other regulations.

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

Health Care Laws and Regulations

Third-Party Coverage and Reimbursement

In the United States and elsewhere, health care providers that perform surgical procedures using medical devices such as ours generally rely on third-party payors, including governmental payors such as Medicare and Medicaid and private payors, to cover and reimburse the associated medical and surgical costs. Consequently, sales of medical devices are dependent in part on the availability of reimbursement to the customer from third-party payors. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. In general, third-party payors will provide coverage and reimbursement for medically reasonable and necessary procedures and tests that utilize medical devices and may provide separate payments for the implanted or disposable devices themselves. Most payors, however, will not pay separately for capital equipment, such as for our Robotic Guidance Systems. Instead, payment for the cost of using the capital equipment is considered to be covered as part of payments received for performing the procedure. In determining payment rates, third-party payors are increasingly scrutinizing the prices charged for medical products and services in comparison to other therapies. The procedures in which our products are used may not be reimbursed by these third-party payors at rates sufficient to allow us to sell our products on a competitive and profitable basis.

In addition, in many foreign markets, including the countries in the European Union, pricing of medical devices is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to limit payments by governmental payors for medical devices, and the procedures in which medical devices are used.

In March 2010, comprehensive health care reform legislation was enacted through the passage of PPACA. Significant measures contained in the PPACA include initiatives to revise Medicare payment methodologies, initiatives to promote quality indicators in payment methodologies (including the bundling of hospital and physician payments), initiatives related to the coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, and annual reporting requirements related to payments to physicians and teaching hospitals. At this time it is not possible to predict whether these initiatives will have a positive or negative impact on us. The PPACA also includes taxes impacting certain health-related industries, including medical device manufacturers. For further information, see “Item 10. Additional Information - E. Taxation - Medical Devices Excise Tax.” (see section E Taxation - Medical Devices Excise Tax)

In addition to PPACA, various healthcare reform proposals have also emerged at the state level. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect any future legislation or regulation will have on us. The taxes imposed by the PPACA and the expansion in government’s role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursements by payors for our products, and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations, possibly materially.

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

Our Robotic Guidance Systems are usually used in the inpatient setting in spinal fusion procedures which are considered standard-of-care for several diseases. Our Robotic Guidance Systems are employed in several other spine surgeries (e.g., spinal biopsy, cement augmentations), all of which are well established treatments for specified spinal diseases. We anticipate that Medicare will continue to reimburse hospitals for spinal fusions using our Robotic Guidance Systems, but CMS can revise MS-DRG assignments from year to year.

Our Robotic Guidance Systems are sometimes used in ASCs or in outpatient procedures. While these are currently only a small fraction of our spine business, the proportion of spinal fusions performed in these facilities could grow (e.g. due to lower operational costs, provider and/or patient preferences) at the expense of cases performed in in-patient facilities.

In addition to payments to hospitals for procedures using our technology, Medicare makes separate payments to physicians for their professional services. The American Medical Association, or AMA, has developed a coding system known as the Current Procedural Terminology codes, or CPT, codes, which have been adopted by the Medicare program to describe and develop payment amounts for certain physician services. The Medicare Physician Fee Schedule uses CPT codes (and other codes) as part of the determination of allowable payment amounts to physicians. In determining appropriate payment amounts for surgeons, CMS receives guidance from the AMA regarding the relative technical skill level, level of resources used, and complexity of a new surgical procedure. Generally, the FDA approval of a new product is necessary, but not necessarily sufficient, for the designation of a new procedure code for a new surgical procedure using that product. Codes are assigned by either the AMA (for CPT codes) or CMS (for Medicare specific codes) and new codes usually become effective on January 1st of each year. Physicians using our Robotic Guidance Systems placing pedicle screws in posterior spinal fixation procedures submit bills under various CPT codes. These codes are separate from the arthrodesis codes (for the fusion procedure) and other intraoperative procedures such as bone grafting.

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

In 2009, Congress passed the American Recovery and Reinvestment Act of 2009, or ARRA, which included sweeping changes to HIPAA, including an expansion of HIPAA’s privacy and security standards. ARRA includes HITECH, which, among other things, made HIPAA’s privacy and security standards directly applicable to “business associates” of covered entities effective February 17, 2010. A business associate is a person or entity that performs certain functions or activities on behalf of a covered entity that involve the use or disclosure of protected health information in connection with recognized health care operations activities. As a result, business associates are now subject to significant civil and criminal penalties for failure to comply with applicable standards. Moreover, HITECH creates a new requirement to report certain breaches of unsecured, individually identifiable health information and imposes penalties on entities that fail to do so. A breach notice must be made as soon as is reasonably practicable, and no later than 60 days following such breach discovery. However, a timely given breach notice will necessarily excuse the reporting entity from the penalties for the underlying breach. Breach notice must be made to affected individuals and to The Department of Health and Human Services (“HHS”) of the U.S. government, and in some cases they must be reported through local and national media, depending on the size of the breach. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions. The final omnibus rule modifies the breach reporting standard in a manner that will likely make more data security incidents qualify as reportable breaches. We believe that we are neither a covered entity nor, as of February 17, 2010, a business associate of our hospital customers. As such, we believe that we are not directly subject to these HIPAA standards; however, there is no guarantee that the government will agree with our determination. If the government determines that we are a business associate, we could be subject to enforcement measures, including civil and criminal penalties and fines for violations of the privacy or security standards. For the purpose of avoiding risk associated with our exposure to individually identifiable health information, we have voluntarily adopted and trained our personnel on an internal policy addressing the fundamentals of HIPAA compliance. While the government intended this legislation to reduce administrative expenses and burdens for the healthcare industry, our compliance with certain provisions of these standards entails significant costs for us.

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

Government officials have focused their enforcement efforts on marketing of healthcare services and products, among other activities, and recently have brought cases against companies, and certain sales, marketing and executive personnel, for allegedly offering unlawful inducements to potential or existing customers in an attempt to procure their business. In order to fight fraud and abuse in federal healthcare programs Congress has enacted several laws, such as the PPACA as amended by the Healthcare and Education Affordability Reconciliation Act, commonly referred to collectively as the Affordable Care Act. The Affordable Care Act widens the government’s investigative and enforcement power and increases fraud and abuse penalties, while making it easier to bring suit under the Anti-Kickback Statute and the False Claims Act (as specified below in more detail). The Affordable Care Act also allocates additional resources and tools for the government to police healthcare fraud, for example, expanding HHS’s power to issue subpoenas and increasing the funding to investigate fraud and abuse within the healthcare system.

The above dovetails with developments affecting the healthcare industry such as the increased use of the federal Civil False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the Civil False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

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

It is possible that regulatory agencies may view our physician and customer arrangements as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We would be materially and adversely affected if regulatory agencies interpret our financial relationships with spine surgeons, hospitals or other customers who order our products to be in violation of applicable laws. In addition, various agencies may view these arrangements with our customers, including the provision of marketing grants to customers for the purposes of training surgeons and the provision of accessories at no charge or discounted prices with the purchase of our Robotic Guidance Systems, as not fully complying with federal and state fraud and abuse laws. To the extent we are found to not be in compliance, we could face potentially significant fines and penalties in addition to other more significant sanctions and we may be required to restructure our operations. This could subject us to monetary penalties for non-compliance, the cost of which could be substantial. The costs of defending such claims, as well as any sanctions imposed or negative public perceptions resulting therefrom could have a material adverse effect on our financial performance.

Manufacturing and Assembly

Our Robotic Guidance Systems include off-the-shelf and custom-made components produced to our specifications by various third parties. We purchase from a number of suppliers’ major components of the Mazor X and Renaissance system. For the Mazor X system we, or our subcontractors, purchase the computer hardware, the controllers, the screen, system console, the molded plastic housing and machined metal parts, and the various electro-mechanical components that support the Mazor X system. For the Renaissance system, we purchase the computer hardware, the RBT Device and its controllers, the screen, system console, the molded fiberglass housing and machined metal parts, and the various electro-mechanical components that support the Renaissance system. We internally develop the software components and license certain software components that are generally available for commercial use as open source software.

We outsource manufacturing of the Mazor X system and the Renaissance system, as well as most of the product’s sub-assemblies which are assembled by subcontractors according to work plans and designs prepared by us. We believe that outsourcing allows us to carry lower inventory levels and maintain fixed unit costs with minimal infrastructure and without incurring significant capital expenditures and rely on the economy of scale of the subcontractors. We have non-disclosure agreements with our subcontractors. The manufacturing plan is based on our sales forecast, and we believe that at this stage, by using our current subcontractors, we are able to meet demand level and increase production quantities if necessary.

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

As of the date hereof, six of our subcontractors are single sources subcontractors. Replacement of two of these single source subcontractors may take between three to four months, while replacement of the other four single source subcontractors may take between six to eight months. One of these key supplier single source subcontractors is MPS Micro Precision Systems AG, manufacturer of the RBT Device for the Renaissance. Due to their nature, certain components must be ordered up to six months in advance, resulting in substantial lead time for certain production runs. In the event that such limited source suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until we can obtain an alternate source of supply. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business - Our reliance on third-party suppliers, including single source suppliers, for most of the components of the Mazor X and certain components of the Renaissance could harm our ability to meet demand for our products in a timely and cost effective manner.” In order to mitigate this risk, we provide our suppliers with blanket purchase orders and a three to nine month estimate of future orders. In addition, our agreements with such single source subcontractors provide, among other things, that should the subcontractor wish to terminate our agreement, it must provide us with a long prior notice with respect thereof. We engaged with Sanmina - SCI Israel Medical Systems Ltd., or Sanmina, during 2014.

Starting in 2016, Sanmina is our main subcontractor for the manufacturing of the Mazor X. With respect to Sanmina, our agreement requires a prior notice of nine months for termination by Sanmina and 30 days by us. Furthermore, to mitigate the risk of loss of our suppliers, we constantly hold safety inventory stock of complete units of the Mazor X System and the Renaissance system.

C.	Organizational Structure

We currently have two wholly owned subsidiaries: Mazor Robotics, Inc., which is incorporated in Delaware, United States and Mazor Robotics Pte. Ltd., which is incorporated in Singapore.

D.	Property, Plant and Equipment

Our offices and research and development facility are located at 5 Shacham Street, North Industrial Park, Caesarea 3088900, Israel, where we occupy approximately 3,123 square meters. We lease this facility, our lease ends on June 30, 2021 and we have an option to extend the lease term for an additional five years. Our monthly rent payment pursuant to the lease for our offices and research and development facility as of December 31, 2017 was NIS 181,000 linked to the Israeli CPI (approximately $52,000).

Our U.S. headquarters are located in Orlando, Florida, where we occupy approximately 6,445 square feet. We lease our U.S. headquarters, and this lease ends in April 2018. In 2018 we exercised a renewal right and renewed the lease until December 31, 2018. Our monthly rent payment pursuant to the lease for our U.S. headquarters as of December 31, 2017 is $13,299.

ITEM 4A.              UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this Annual Report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and in “Item 3. Key Information - D. Risk Factors.”

A.	Operating Results

Overview

We are a medical device company developing and marketing innovative Robotic guidance systems and complementary products. Our expertise is in robotic, computerized and imaging-based systems, primarily in the field of spine surgery. Our Robotic Guidance Systems enable surgeons to advance from freehand surgical procedures to accurate, pre-planned, state-of-the-art, precision guided procedures. Our Mazor X system, our Renaissance system and its predecessor have been used in over 32,000 spine surgeries, including fusion, correction of spinal deformities, biopsy collection, tumor excision and cement augmentations. Our Robotic Guidance Systems have the ability to improve clinical outcomes for patients, may provide a safer surgical environment for surgeons and operating room staff by reducing exposure to radiation, and deliver economic value to hospitals and payors. In October 2016, we commercially launched the FDA-cleared Mazor X system, and to date the Mazor X system was used in thousands of surgeries.

We have incurred net losses in each year since our inception in 2000 and, as of December 31, 2017, we had an accumulated deficit of $134,279,000. We expect to continue to incur significant operating losses as we expand our research and development capabilities, including the support of existing products and the research and development of potential future products in and out of the spine surgical market. During 2017, we entered into the second phase of the Medtronic Agreements. Therefore, we expect to have a significant reduction in our sales and marketing activities as Medtronic assumed full global responsibility for the Mazor X Surgical Assurance Platform and its accessories for spinal applications.

Recent business events and key milestones in the development of our business include the following:

●
A significant increase of our installed base globally, with over 180 systems, including over 120 systems installed in the United States, as of December 31, 2017. During the year ended December 31, 2017, we received record orders for 73 systems, including 64 orders for the Mazor X system – of which, 34 systems were ordered by Medtronic, and nine Renaissance systems orders received in the U.S. and from our distribution partners in Australia, China, Thailand and Germany.

•	Medtronic assumed exclusive global commercial responsibility for the Mazor X system for spinal applications.

•	Approximately 30 members of the current Mazor sales organization joined Medtronic to assure continuation of the momentum.

•
Co-development of future products for the spine market that combine our core expertise in surgical planning and precision-guided surgical systems with Medtronic’s navigation capabilities and implant systems.

●
A third tranche of investment in Mazor by Medtronic occurred in 2017 bringing Medtronic’s total investment in Mazor to $72 million. We also issued to Medtronic warrants to purchase an additional 1.21 million Mazor ADSs. The exercise price of the warrants is $44.23 per ADS. Medtronic has the right to exercise the warrants immediately in whole or in part, for cash, and they expire after 18 months.

●
The results from the first multi-center prospective study of spinal surgical robotics, demonstrating that spinal surgeries performed using our proprietary Mazor Core technology have a five-fold reduction in surgical complications and a seven-fold reduction in revision surgeries, compared to freehand-based minimally invasive lumbar fusion surgeries.

●	FDA clearance of the Mazor X Align software was obtained in April 2017.

We believe that the key to the continuing growth of our business is expanding the acceptance of our Robotic Guidance Systems for both spinal and brain surgery, and introducing other potential future applications.

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

The accounting estimates used in the preparation of our financial statements require management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any affected future periods.

Our significant accounting policies are more fully described in Note 3 to our consolidated financial statements as of December 31, 2017 included elsewhere in this Annual Report. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. Our critical accounting policies include:

Revenue Recognition

Revenue is generated from three main components: (1) sales of our Robotic Guidance Systems, including installation services and training; (2) sales of disposable components and accessories; and (3) warranty and maintenance services related to the systems sold, which includes replacement parts, software updates, preventive maintenance and on-call support as detailed in the agreement.

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

We recognize revenue from the above mentioned components in accordance with International Accounting Standards No. 18, “Revenue,” including provisions related to recognition of revenue from multiple-component transactions, when the significant risks and rewards of ownership of the goods transferred to the customer; it is probable that the economic benefits associated with the transaction will flow to us; the costs incurred or to be incurred in respect of the transaction can be measured reliably; we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; and the amount of revenue can be measured reliably.

The revenue from sales of systems is recognized at the time of transfer of the significant risks and rewards of ownership as follows:

●
sales to end customers - Upon the completion of installation of the system, training of at least one surgeon, which typically occurs prior to or concurrent with the system installation, and customer acceptance, if required.

●
sales to distributors - Upon delivery to the distributor, according to contractual delivery terms, provided that the significant risks and rewards of ownership of the system are transferred to the distributor upon delivery, the distributor has no right of return, receipt of the consideration is probable and not dependent on the distributor’s ability to collect from the end customer, the commitment to carry out installation and training for the end customer lies with the distributor and that the distributor has been authorized to perform the installation and training for the end customers, or if the distributor has the ability to perform the installation and training for the end customer independently. If the above conditions are not met, we recognize revenue at the time of fulfillment of the conditions for recognition of revenue from the end customer.

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

Share-Based Compensation

We account for share-based compensation arrangements in accordance with the provisions of International Financial Reporting Standard 2, or IFRS2. IFRS2 requires us to recognize share-based compensation expense for awards of equity instruments based on the grant-date fair value of those awards. The cost is recognized as compensation expense, based upon the grant-date fair value of the equity or liability instruments issued. The fair value of our option grants is computed as of the grant date based on the binominal model, using the standard parameters established in that model including estimates relating to the share price on the measurement date, exercise price of the instrument, expected volatility (based on the historical volatility), the expected life span of the options, and the risk-free interest rate (based on government debentures). As our stock is publicly traded on the TASE, we do not need to estimate the fair market value of our shares. Rather, we use the actual closing market price of our Ordinary Shares on the date of grant, as reported by the TASE. The value of the transactions, measured as described above, is recognized as an expense over the vesting period. When award grant has graded-vesting feature, each installment of the awards is separately measured and the expenses are recognized over the related vesting period.

Capitalization of Development Costs

We capitalize development expenditure in accordance with International Accounting Standard No. 38 “Intangible Assets,” or IAS 38, only if development costs can be measured reliably; the product or process is technically and commercially feasible; future economic benefits are probable and we intend to and have sufficient resources to complete development and to use or sell the asset.

We capitalize development costs based on our judgment regarding technological and commercial feasibility, which generally exists when a product development project reaches a defined milestone, or when we enter into a transaction to sell the know-how that was derived from the development. In regard to our products, technological feasibility usually occur only after the receipt of approval from the FDA.

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

Results of Operations

Comparison of year ended December 31, 2017 and year ended December 31, 2016

Revenue

The following table presents our total revenues by geographic area and by line of product for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	For the Year Ended December 31,
	2017		2016
United States	$59,525	92%	$30,716	84%
International	$5,422	8%	$5,663	16%
Total	$64,947	100%	$36,379	100%

	2017		2016
Systems	$37,071	57%	$19,624	54%
Sale of disposables	$16,246	25%	$10,295	28%
Services and other	$11,630	18%	$6,460	18%
Total	$64,947	100%	$36,379	100%

Total revenue was $64,947,000 for the year ended December 31, 2017, compared to $36,379,000 for the year ended December 31, 2016. The increase in revenue of $28,568,000, or 79%, was due to a $17,447,000, or 89%, increase in sales of systems, a $5,951,000, or 58%, increase in disposables revenue, an $5,170,000, or 80%, increase in service and other revenue.

The increase in sales of our Robotic Guidance Systems during the year ended December 31, 2017 compared to the year ended December 31, 2016 was due to the revenue recognition from 75 units of our Robotic Guidance Systems sold during the year ended December 31, 2017, compared to 41 units of our Robotic Guidance Systems during the year ended December 31, 2016. The increase in the number of systems sold was mainly due to the successful launch of the Mazor X system in the U.S. market and the entrance to the exclusive global distribution agreement of the Mazor X system for spinal application, with Medtronic.

The increase in disposables revenue during the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily due to the expansion of our worldwide installed base of our Robotic Guidance Systems and the high utilization rates of our installed base. The increase in service and other revenue during the year ended December 31, 2017 compared to the year ended December 31, 2016 was attributable to an increase in the installed base of our Robotic Guidance Systems covered under warranty and maintenance contracts, mainly in the United States.

The increase in revenue derived from the United States of $28,809,000, or 94%, was primarily due to the increase in revenues from the sale of Robotic Guidance Systems, as we recognized revenues from 68 systems sold in the year ended December 31, 2017, compared to 30 systems sold in the year ended December 31, 2016. The increase is also attributed to the increase in disposables, service and others. The decrease in international revenue of $241,000, or 4%, was due to a slight decrease in revenues from our Robotic Guidance Systems, offset by a slight increase in revenues from disposables.

Cost of Sales

Cost of sales was $23,684,000 for the year ended December 31, 2017, compared to $10,330,000 for the year ended December 31, 2016. The increase in cost of sales of $13,354,000, or 129%, is attributed mainly to the higher manufacturing costs of the Mazor X system compared to the Renaissance system. In addition, there was an increase in salaries and related expenses associated with the incremental number of employees added in the operations department.

Gross Profit

Gross profit was $41,263,000 for the year ended December 31, 2017, or 63.5% of revenues, compared to $26,049,000, or 71.6% of revenues, for the year ended December 31, 2016. The decrease in gross margin is mainly attributed to the higher manufacturing costs of the Mazor X system compared to the Renaissance system and the pricing terms with Medtronic, as an exclusive distributor of the Mazor X system for spinal applications.

Operating Expenses

	For the Year Ended December 31,		Increase (decrease) in
	2017	2016	Dollars	%
	(in thousands)
Research and development, net	$8,192	$5,736	2,456	43
Selling and marketing	$39,499	$33,637	5,862	17
General and administrative	$7,375	$5,697	1,678	29
Total operating expenses	$55,066	$45,070	9,996	22

Research and Development Expenses

Research and development expenses were $8,192,000 for the year ended December 31, 2017, compared to $5,736,000 for the year ended December 31, 2016. The increase of $2,456,000, or 43%, was primarily due to capitalization of development costs in the amount of $2,332,000 as intangible asset in 2016 and to an increase in salaries and related expenses associated with the incremental number of employees added in the research and development department, to support our continuous efforts in developing additional applications and new products. This increase was offset by joint research and development projects related to the Mazor X system and new additional features and capabilities funded by Medtronic in 2017.

Selling and Marketing Expenses

Selling and marketing expenses were $39,499,000 for the year ended December 31, 2017, compared to $33,637,000 for the year ended December 31, 2016. The increase of $5,862,000, or 17%, was primarily due to the expansion of efforts to further penetrate mainly the U.S. Such efforts included, among other things, recruitment of additional sales personnel in the United States, and expansion of marketing activities, such as participation in exhibitions, holding labs and continued introduction activities for both our Mazor X system and our Renaissance system. This was offset by decrease in expenses in the last quarter of 2017, upon the entrance to global distribution agreement with Medtronic, as Medtronic assumed commercial responsibility for the Mazor X for spinal applications effective September 18, 2017.

General and Administrative Expenses

General and administrative expenses were $7,375,000 for the year ended December 31, 2017, compared to $5,697,000 for the year ended December 31, 2016. The increase is mostly due to an increase in salaries and related expenses in the general and administrative departments and expenses associated with consultants and advisors.

Financing income, net

Financing income, net was $1,228,000 for the year ended December 31, 2017, compared to $397,000 for the year ended December 31, 2016. The increase is mainly attributed to an increase in interest income from bank deposits,  as well as an increase in net income from change in exchange rates.

Taxes on Income

We recorded an income tax benefit of $156,000 for the year ended December 31, 2017, compared to an expense of $44,000 for the year ended December 31, 2016. This is mainly due to taxable deductions we incur in the U.S.

Net Loss and net Loss per Share

Loss was $12,419,000, or $0.25 per share, for the year ended December 31, 2017, compared to loss of $18,668,000, or $0.42 per share, for the year ended December 31, 2016.

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

The increase in sales of our Robotic Guidance Systems during the year ended December 31, 2016 compared to the year ended December 31, 2015 was due to the revenue recognition from 41 units of our Robotic Guidance Systems sold during the year ended December 31, 2016, compared to 23 units of our Renaissance system, one system upgrade sold and two Renaissance system placements during the year ended December 31, 2015. The increase in the number of systems sold was as a result of the successful launch of our Mazor X system and the collaboration with Medtronic that started from May 2016.

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

The increase in revenue derived from the United States of $10,445,000, or 52%, was primarily due to the increase in revenues from the sale of Robotic Guidance Systems, as we recognized revenues from 30 systems sold in the year ended December 31, 2016, compared to 16 Renaissance systems sold and two Renaissance system placements in the year ended December 31, 2015. The increase is also attributed to the increase in disposables, service and others. The decrease in international revenue of $162,000, or 3%, was due to a slight decrease in revenues from disposables, offset by a slight increase in revenues from service and others.

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

Effective Corporate Tax Rate

Our effective consolidated tax rate in 2017, 2016 and 2015 was close to zero percent primarily due to the tax losses we accrued in Israel since our inception, for which deferred tax assets were not recognized. We expect to continue to incur losses for tax purposes in Israel in the coming years and to increase our profits for tax purposes in our U.S. Subsidiary, which might increase our effective consolidated tax rate in the coming years.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

We generate most of our revenues in U.S. dollars, which is our functional currency while some of our revenues are generated in other currencies, such as the Euro and NIS. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in dollars, but a significant portion of our expenses such as salaries are generated in other currencies such as NIS. We incur and expect to continue to incur additional expenses in non-dollar currencies, such as the Euro. As a result, some of our financial liabilities are denominated in these non-dollar currencies. Usually, our non-dollar assets are not fully offset by our non-dollar liabilities. Due to the foregoing and the fact that our financial results are measured in dollars, our results could be adversely affected as a result of a strengthening or weakening of the dollar compared to these other currencies. During 2017, we incurred net currency gain of $501,000 whereas during 2016 and 2015, we incurred net currency loss of $10,000 and $113,000, respectively. During 2017, 2016 and 2015, we incurred net gain of $45,000 and $39,000 and $3,000 from hedging transactions, respectively.

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

We have incurred net losses and negative cash flow from operating activities for each year since our inception in September 2000. As of December 31, 2017, we had an accumulated loss of $134,279,000 and have financed our operations principally through the sale of our products, disposables and other services, sale of our equity securities (including ADSs, Ordinary Shares and warrants), issuance of convertible debentures and grants from the IIA.

As of December 31, 2017, we had $108,255,000 in cash, cash equivalents, short-term investments and long-term investments. Our cash and investment balances are held mainly in bank deposits, in accordance with directives of our board of directors, as further described below.

As of December 31, 2017, more than 50% of our expenses are in U.S. dollars and the rest are mainly in NIS or Euros. We engage in currency hedging transactions, such as options and forward contracts, for the purposes of hedging our NIS payments to local suppliers and for salaries in Israel. Our currency hedging transactions are aimed to decrease a certain portion of the financial exposure risk of fluctuations in the exchange rates of our operating currency, which is the U.S. dollar against the NIS.

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

Net cash used in operating activities for the year ended December 31, 2017 was $5,891,000 compared to $10,102,000 for the year ended December 31, 2016. The decrease of $4,211,000, or 42%, in cash used in operating activities for the year ended December 31, 2017 was mainly due to decrease in losses sustained during the period as a result of reducing sales and marketing expenses and to increase in customers balances, as a result of higher sales in 2017 and backlog of systems at year-end. The decrease was offset by higher payments to suppliers, as a result of higher investments in developing additional applications and new products and the expansion of efforts to further penetrate to the U.S. and the Asian markets.

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

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities for the year ended December 31, 2017, was $17,364,000, attributable to net purchase of short-term investments of $10,463,000 and to purchase of long-term investments in the amount of $4,537,000 and purchases of fixed assets of $2,364,000.

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

Net Cash Provided by Financing Activities

Net cash flow from financing activities in the year ended December 31, 2017 was $54,933,000. The net cash from financing activities in 2017 is derived from the proceeds from the ADS issuances to Medtronic in an amount of $39,988,000, net of issuance costs and to the exercise of share options by employees and consultants in the amount of $14,945,000.

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

Operating Capital and Capital Expenditure Requirements

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception in 2000, including a net loss of $12.4 million for the year ended December 31, 2017. We anticipate that we will continue to incur substantial net losses during the next 12 months, as we are expected to decrease sales and marketing expenses as a result of the collaboration with Medtronic. We also expect to experience increased cash requirements for inventory to meet increased demand of our Robotic Guidance Systems. We believe that our current cash, cash equivalents and investment balances, and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements at least for the next 12 months. To the extent our available cash, cash equivalents and investment balances are insufficient to satisfy our operating requirements, we will need to seek additional sources of funds, including selling additional equity, debt or other securities or entering into a credit facility, or modify our current business plan. The sale of additional equity may result in dilution to our current shareholders. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our Ordinary Shares and could contain covenants that could restrict our operations and ability to issue dividends. We may also require additional capital beyond our currently forecasted amounts. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could materially harm our business and results of operations.

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

Our research and development activities are focused on the development of image based Robotic guidance systems, advanced software capabilities and complementary products in the spine and brain surgical markets.

As of December 31, 2017, our research and development team consisted of 47 people, mostly engineers in the fields of mechanics, biomedical sciences, electronics and software. In addition, we work with subcontractors for the development and design when needed. We have assembled an experienced team with recognized expertise in robotics, mechanical and electrical engineering, software, control algorithms and systems integration, as well as significant clinical knowledge and expertise and vast clinical experience.

Our research and development efforts are focused on continuous improvement of our Robotic Guidance Systems, including adding new applications for the spine market and the development of the brain application as well as investment in future products for new applications.

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

We generate revenues mainly from: (1) our Robotic Guidance System sales; (2) sales of disposable kits and accessories to our Robotic Guidance Systems; and (3) sales of warranty and maintenance services to our Robotic Guidance Systems and related products. The level of our future revenues is hard to predict and depends on many factors which are not in our control. For instance, future revenues from the sale of our Robotic Guidance Systems may be adversely affected by current general economic conditions and the resulting tightening of hospital budgets, which may cause purchasing decisions to be delayed or our customers to have difficulty securing adequate funding to buy our products. Our ability to maintain current pricing of our products could potentially decrease if the reimbursement for spine procedures is lowered. In addition, revenue growth depends on the acceptance of our technology in the market. Sales of our disposable accessories depend on the adoption of our technology by hospitals. We continue to encourage use of our Robotic Guidance Systems by our U.S. clinical sales team and expect to see growth in our recurring revenues; however, we anticipate that quarterly results will be variable because sales cycle vary and generally averages nine months, and since we are dependent on hospital purchasing decisions and our distributors performance which in turn are affected by quarterly and other variations in the hospital budgeting process.

For our Mazor X products and services, we sell globally through the distribution agreement with Medtronic. The entry to a global distribution agreement with Medtronic is expected to deliver significant savings to Mazor by reducing our full year 2018 sales and marketing expenses.  While the expected savings will be approximately $ 13 million, the revenue from Mazor X capital systems and disposables are also affected by the distribution model pricing with Medtronic. This will likely result in overall modest revenue growth for 2018 compared to the growth we experienced in 2017. Beyond 2018, the revenue growth is expected to accelerate and be driven primarily by the expanding installed base and increased recurring revenues.

For our Renaissance products and services, we sell through a direct salesforce in the United States and we sell through third-party distributors outside of the United States. With respect to our Renaissance system, in 2015 we entered into distribution agreements in Thailand and in 2016, we entered into a distribution agreement in Vietnam. Additionally, we currently have existing distribution agreements with distribution partners in Australia and New-Zealand, China, Singapore, Russia, Switzerland and Germany. While we plan to continue to expand our indirect sales efforts outside of the United States, we expect that most of our growth over the next two years will be driven by the U.S. market. Our sales in Europe, once the primary market of our sales, decreased materially in the last few years. Considering the current economic situation in Europe, we expect only moderate growth in our activities in this region.

Assuming that factors outside of our control will not adversely affect us, we believe that we will be able to continue to grow our business in the foreseeable future, which would result in an increase in our revenues. However, such increase will require our continued commitment of substantial resources toward our sales and marketing operations, mainly in the United States. We expect a decrease in sales and marketing expenses as a result of the transition to the second phase of the Distribution Agreement with Medtronic. We also expect to increase our expenditures in regulatory requirements and on research and development activities to support the existing and new capabilities of our Robotic Guidance Systems to allow for expanded features and benefits in spine. We are also exploring additional applications where our technology can be leveraged and where there is a market need. In connection with the expansion of our research and development activities, we expect to recruit additional personnel for our research and development team. We believe that our general and administrative expenses will increase as we grow our business and as a result of our securities being listed for trading in the United States and in Israel.

For at least the next year, we expect that the potential increases in revenue will not necessarily reduce our losses due to the increase in our planned expenditures, most of which we expect to be related to research and development activities. An additional item of expense is the cost of manufacturing our Robotic Guidance Systems, related accessories, spare parts and disposable kits. Such expense includes manufacturing overhead costs, freight, amortization of intangible assets, and the cost of service. We expect to increase our expenditures on manufacturing and service overhead to accommodate the anticipated growth of our installed base.

On May 16, 2016 we entered into the Exclusive Lead Sharing and Distribution Agreement with Medtronic. The Distribution Agreement has two phases. The first was an initial U.S.-based co-promotion phase of the Mazor X system. On August 30, 2017, we entered into the next phase of our strategic partnership with Medtronic, with Medtronic assuming exclusive worldwide distribution of the Mazor X system for spinal applications, and Medtronic making a $40 million third tranche investment in Mazor. These developments are a result of the early achievement of certain sales and marketing milestones by both companies, as well as higher than expected global market acceptance and demand for the Mazor X system.

E.	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our known contractual obligations and commitments as of December 31, 2017:

(in thousands)	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual Obligations
Premises leasing obligations	$2,278	$713	$1,252	$313	$-
Car leasing obligations	$892	$456	$436	$-	$-
Purchase commitments and obligations	$3,819	$3,819	$-	$-	$-
Total	$6,989	$4,988	$1,688	$313	$-

In addition, as of December 31, 2017, our liabilities in respect of long-term employee benefits were approximately $414,000. These liabilities will be paid upon termination of employment of certain employees. Due to the difficulty in determining the timing of payments, these long-term employee benefits obligations are not included in the table above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the names and ages of our directors, as of April 30, 2018:

Name	Age	Position

Jonathan Adereth	71	Chairman of the Board of Directors

Ori Hadomi	50	Director and Chief Executive Officer

Gil Bianco	66	External Director

Yuval Yanai	65	External Director

Sarit Soccary Ben-Yochanan	45	Director

Michael Berman	60	Director

The following table lists the names, ages and positions of our senior management as of as of April 30, 2018:

Name	Age	Position

Sharon Levita	50	Chief Financial Officer, Corporate Secretary, Vice President Business Operations

Moshe Shoham	66	Chief Technology Officer

Eliyahu Zehavi	62	Executive Vice President, Advanced Technologies

Inbal Azar	48	Vice President, Quality Assurance & Regulatory Affairs

Joshua Belkar	49	Vice President, Operation & Global Service

Doron Dinstein	47	Chief Medical Officer

Christopher Prentice	47	Chief Executive Officer, Mazor Robotics Inc. & Chief Commercial Officer

Doron Tavlin	66	Vice President, Business Development

Oren Zarchin	41	Vice President, Product Development

Board of Directors:

Jonathan Adereth, Chairman of the Board of Directors

Mr. Adereth has been serving as the chairman of our board of directors since December 2007. Since May 2009, Mr. Adereth has been serving as the chairman of Medic Vision Imaging Solutions Ltd., an Israeli company in the field of resolution recovery and dose reduction in Computed Tomography. Since October 2004, Mr. Adereth has been serving as a board member of UltraSPECT Ltd., an Israeli company in the field of resolution recovery and dose reduction in Nuclear Medicine. From 1994 to 1998, Mr. Adereth served as Chief Executive Officer of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of Medical Imaging systems. Mr. Adereth holds a B.Sc. degree in Physics from the Technion - Israel Institute of Technology.

Gil Bianco, External Director

Mr. Bianco has been serving as an external director since November 2007. Since April 2010, Mr. Bianco has been serving as a director of Intec Pharma Ltd., an Israeli public company. Mr. Bianco also serves as a director of Fischer Pharmaceuticals Ltd., Clear Cut Ltd., Pi-Cardia Ltd., Turquoise GEI Ltd. and Gil Bianco Ltd. In the past five years Mr. Bianco has served as a director of several private companies in the fields of biotech and medical devices: Healor Ltd., and Solgel Technologies Ltd. Mr. Bianco holds a B.A. in Economics and Accounting from the Tel-Aviv University, and is a certified public accountant.

Yuval Yanai, External Director

Mr. Yanai has been serving as an external director since November 2016. Mr. Yanai also serves as an external director of Check-Cap Ltd., Clal Industries Biotechnology, Hadassah Medical Center, and Standard & Poors Maalot. Mr. Yanai serves as a director of, Medigus Ltd., and Efranat Ltd. Mr. Yanai also acts as the Chairman of Endobetix Ltd. and as the chairman of the Israeli Fund for UNICEF. From September 2005 until March 2014, Mr. Yanai served as Given Imaging’s Chief Financial Officer. From October 2012 until June 2014, Mr. Yanai served as a director of Citycon Oyj and Macrocure Ltd., from 2015 until March 2018 as an external director of Medical Compression Systems (D.B.N) Ltd. and from 2014 until 2017 as a director of Compulab Ltd. Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

Sarit Soccary Ben-Yochanan, Director

Mrs. Soccary has been serving as a director since October 2006. Since July 2017, Mrs. Soccary has been serving as general manager for Syneron Medical Ltd. site in Israel. She previously served as the vice president of strategy and business development for Syneron Medical Ltd. From July 2013 until July 2017. Until July 2013, Mrs. Soccary had served as the chief executive officer of Gefen Biomed Investments Ltd., an Israeli public company. Mrs. Soccary also serves as a director of Lupert Ltd., IB Ventures Ltd. and as a member of the Ben Gurion University patent committee. Mrs. Soccary holds a B.A. and an M.A. in economics from Tel Aviv University.

Michael Berman, Director

Mr. Berman has been serving as a director since February 2014. Mr. Berman is a medical device entrepreneur and investor. He is a co-founder of several medical device companies and is currently an active board member of several early stage health care companies including Inspire-MD, PulmOne, ClearCut Medical, PharmaCentra LLC, Endospan Ltd., AngioSlide Ltd., Cardiosonic Inc., SoniVie Ltd., Owlytics, TruLeaf Medicine International Ltd. and Rebiotix Inc. Michael Berman was co-founder and Chairman of BridgePoint Medical from 2005 until 2012 and served on the board of Benechill Inc. from 2003 to 2016, and on the board of Intervalve from 2011 to 2016. From 1995 to 2000 Mr. Berman was the president of the cardiology business of Boston Scientific. Mr. Berman received his B.Sc. and M.B.A. degrees from Cornell University.

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

Senior Management:

Sharon Levita, Chief Financial Officer and Vice President, Business Operations

Mrs. Levita has been serving as our Chief Financial Officer and Corporate Secretary since February 2008 and as our Vice President, Business Operations since June 2017. Prior to joining Mazor, from 1999 to 2008, Mrs. Levita held various senior positions at Lumenis Ltd. (Nasdaq: LMNS), a medical lasers and light-based technology company, including Director of Business Development, Executive Vice President of Finance, and Corporate Controller. She holds an M.A. in Business Administration, specializing in finance from Bar-Ilan University, and received her B.A. in Economics and Accounting from Haifa University. Mrs. Levita is a certified public accountant.

Professor Moshe Shoham, Chief Technology Officer

Professor Shoham, one of our co-founders, has been serving as our Chief Technology Officer since 2003. From 2001 to 2011, Professor Shoham served as one of our directors. From 2005 to 2010, Professor Shoham served as the Head of the Center for Manufacturing Systems and Robotics of the Technion-Israel Institute of Technology, or Technion. Since 1990, Professor Shoham has been serving as a faculty member of the Technion, and since 2005, as an endowed Chaired Professor at the Department of Mechanical Engineering of the Technion. Professor Shoham also serves as a director at Diagnostics Robotics Ltd. since 2017 and from 2012 to 2017, Professor Shoham served as a director at Microbot Medical Ltd. Professor Shoham holds a B.Sc. degree in Aeronautical Engineering, an M.Sc. degree and a Ph.D. in Mechanical Engineering, all degrees from the Technion. Mr. Shoham is also a Foreign Member of the U.S. National Academy of Engineering.

Eliyahu Zehavi, Executive Vice President, Advanced Technologies

Mr. Zehavi has been serving as our Executive Vice President, Advanced Technologies, responsible for developing and integrating the various elements that comprise Mazor’s products. He previously served as our Chief Operation Officer and Vice President of Research and Development from 2001 to 2017. From June 1998 to January 2001, Mr. Zehavi served as the vice president of engineering of Elscint, Ltd. Mr. Zehavi holds a B.Sc. in Computer and Electrical Engineering from Ben-Gurion University, and an M.B.A. from the Interdisciplinary Center, Herzliya, Israel.

Inbal Azar, Vice President, Quality Assurance & Regulatory Affairs

Mrs. Azar has been serving as our Vice President, Quality Assurance & Regulatory Affairs since August 2016. From 2015 to 2016, Mrs. Azar served as vice president of quality and service of D.I.R. Technologies. From 2007 to 2014, Mrs. Azar served as quality manager in General Electric Healthcare. Mrs. Azar holds a B.Sc. in Food Engineering and Bio-technology and M.Sc. in Quality Assurance and Reliability and an M.B.A., all from the Technion - Israel Institute of Technology.

Joshua Belkar, Vice President, Operation & Global Service

Mr. Belkar has been serving as our Vice President, Operation & Global Service since 2017. Prior to joining Mazor, Mr. Belkar served from 2001 to 2017 in various senior roles at Medtronic (previously Given Imaging), including as Director of Operations. From 1996 to 2001, Mr. Belkar managed the assembly and integration process of computerized tomography at Elscint Medical Systems. Mr. Belkar received his Executive M.B.A. and M.A. Logistic Management Executive from Bar-Ilan University and his from the Social Sciences, Open University, Tel Aviv.

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

Christopher Prentice, Chief Executive Officer, Mazor Robotics Inc. & Chief Commercial Officer

Mr. Prentice has served as the Chief Executive Officer of our U.S. Subsidiary, Mazor Robotics Inc., since October 2014 and as the Company’s Commercial Leader, in charge of the Global Sales Team, since July 2016. From September 2013 until October 2014, Mr. Prentice served as our Senior Vice President of America & Global Marketing and as Vice President of Marketing from July 2012 until September 2013. From 2010 to July 2012, Mr. Prentice served as our sales director for the Southeast region in the United States. Prior to joining Mazor, Mr. Prentice held sales, marketing, and finance positions within Johnson & Johnson, Intuitive Surgical, and Tampa General Hospital.  Mr. Prentice graduated from the United States Military Academy at West Point, holds an M.B.A degree from Western New England University, and a Master of Health Administration from the University of South Florida.

Doron Tavlin, Vice President, Business Development

Mr. Tavlin has been serving as our Vice President, Business Development since 2017. From  2016 to 2017, Mr. Tavlin worked with the Medtronic Ventures and Corporate Development team. From 2014 to 2016, Mr. Tavlin served as Chief Operating Officer of BlueWind Medical, and from 2010 to 2014 as Executive Vice President at Rainbow Medical. Mr. Tavlin received his M.B.A. from New York University Stern School of Business and his B.S.E.E. in Electrical Engineering from City University of New York.

Dr. Oren Zarchin, Vice President, Product Development

Dr. Zarchin has been serving as our Vice President, Product Development since 2017. Dr. Zarchin served as Director at Philips Healthcare from 2011 to 2017, leading multi-disciplinary R&D teams and product platforms for the Computed Tomography business. Dr. Zarchin served as the Head of R&D at El-Mul Technologies from 2008 to 2011. Dr. Zarchin has a Ph.D. in Physics from the Weizmann institute of Science, M.Sc. summa cum laude in Physics and B.Sc. cum laude in Computer Science and Physics from Tel-Aviv University.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

B.	Compensation

Director Compensation

Under the Companies Law and the rules and regulations promulgated thereunder, external directors are entitled to fixed annual compensation and to an additional payment for each meeting attended. We currently pay our external and independent directors, Mr. Gil Bianco, Mr. Yuval Yanai, Mrs. Soccary Ben-Yochanan and Mr. Michael Berman, an annual fee of NIS 110,000 (approximately $31,728), and a per-meeting fee of NIS 3,100 (approximately $894). In November 2016, our shareholders approved a grant of 40,000 options to purchase our Ordinary Shares to each of Mr. Bianco, Mr. Yanai, Mrs. Soccary Ben-Yochanan and Mr. Berman at an exercise price of NIS 45.17 (approximately $13.03) per share. These options are subject to a three year vesting schedule, commencing on the date of grant, so that upon the lapse of 12 months from the date of grant, 34% of the shares underlying the options shall vest, and thereafter, upon the lapse of each calendar quarter, 8.25% of the shares underlying the options shall vest.

Since December 2007, Mr. Jonathan Adereth has been the Chairman of our board of directors, or the Chairman. We currently pay the Chairman for providing us with management services a monthly fee of NIS 38,500 (approximately $11,105) This amount includes social benefits, as required by law. In November 2016, our shareholders approved a grant of 80,000 options to purchase our Ordinary Shares to Mr. Adereth at an exercise price of NIS 45.17 (approximately $13.03) per share. These options are subject to a three year vesting schedule, commencing on the date of grant, so that upon the lapse of 12 months from the date of grant, 34% of the shares underlying the options shall vest, and thereafter, upon the lapse of each calendar quarter, 8.25% of the shares underlying the options shall vest.

The following table presents all compensation we incurred for the year ended December 31, 2017, to all persons who served as directors at any time during the year. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period.

Directors	Salary, director fees and related benefits	Share-based compensation	Total

Jonathan Adereth	$132,183	$254,570	$386,753

Compensation to directors not employed by Mazor	$233,952	$518,673	$752,625

Amounts denominated in NIS were translated using the rate of NIS 3.467 to USD 1.00, the last exchange rate published by the Bank of Israel by December 31, 2017.

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them to the fullest extent permitted by law to the extent that these liabilities are not covered by directors and officers’ insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting certain objectives and targets that are set by our chief executive officer and approved annually by our compensation committee and subsequently by our board of directors, that also set the bonus targets for, and approve the annual bonus, to our chief executive officer. All Israeli executives are entitled to monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. The Company also bears the costs of car lease and maintenance. U.S. executives are entitled to customary social benefits (e.g., health insurance, vacation days, car allowance and 401(k) plan participation). Certain senior executives are entitled to adjustment payments, in case of termination of employment. Certain executives are entitled to acceleration of all non-vested options, in case of termination of employment, under pre-defined terms.

For a description of the terms of our options and option plans, see “Item 6. Directors, Senior Management and Employees - E. Share Ownership” below.

Annual compensation

The following table presents all compensation we incurred for the year ended December 31, 2017 to the five highest paid officers in U.S. dollars. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period:

	Annual Compensation
Executive Officer	Base Salary and Related Benefits (1)	Bonus	Retirement and Other Similar Benefits	Share Based Compensation*	Total

Ori Hadomi	$394,503	$124,603	$70,321	$875,751	$1,465,178

Christopher Prentice	$336,572	$360,417	$10,800	$104,645	$812,434

Sharon Levita	$301,389	$64,794	$25,092	$189,333	$580,608

Eli Zehavi	$290,398	$61,575	$6,832	$220,333	$579,138

Doron Dinstein	$212,154	$32,503	$1,160	$115,741	$361,558

Amounts denominated in NIS were translated using the rate of NIS 3.467 to USD 1.00, the last exchange rate published by the Bank of Israel by December 31, 2017.

(*) This amount represents expenses recorded in our financial statements for the year ended December 31, 2017, with respect to all options granted to such executive officers.

(1) Includes base salary, social benefits and car allowances.

C.	Board Practices

Introduction

Our board of directors presently consists of six members, including two external directors, as generally required to be appointed under the Companies Law. Our articles of association provide that the number of board of directors’ members (including external directors) shall be determined by the general meeting of the shareholders provided that it will consist of not less than five and not more than nine members. Pursuant to the Companies Law, our board of directors outlines the Company’s policy. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our Chief Executive Officer and other executive officers are responsible for our day-to-day management, within the framework of the policy determined by the board of directors and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them; provided, however, that if the terms of employment are not in compliance with our compensation policy, the terms of employment may be approved by the board of directors’ compensation committee, by the board of directors for special reasons to be noted and shall also require the shareholders’ approval. With regard to our Chief Executive Officer, the terms of employment require the shareholders’ approval whether or not such terms of employment are in compliance with our compensation policy. An immaterial change in the terms of employment of an executive, other than the Chief Executive Officer, may be approved by the Chief Executive Officer, provided that the amended terms of employment are in accordance with our compensation policy.

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

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least two-thirds of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company.

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

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor conducts both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as Nasdaq, and who do not have a shareholder holding 25% or more of the company’s share capital, do not have to meet this requirement; provided, however, that the audit and compensation committees meets other Companies Law appointment requirements, as well as appointment of independent directors and composition requirements thereof of the jurisdiction where the company’s securities are traded. Under the Israeli Companies Law, a person may be appointed as an external director if he or she possesses “accounting and financial expertise” or “professional qualifications,” and is otherwise qualified to serve as a director. At least one of the external directors of a company must possess “accounting and financial expertise.” The conditions and criteria for possessing “accounting and financial expertise” or “professional qualifications” are determined under the Israeli Companies Law Regulations (Conditions and Criteria for Directors having Accounting and Financial Expertise and for Directors having Professional Qualifications), 5761-2005 (the “External Director Qualification Regulations”).  Our external directors ,Mr. Gil Bianco and Mr. Yuval Yanai, have both been determined by the Board to have “accounting and financial expertise.”

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

Mr. Yanai is currently serving as an external director of Hadassah Medical Center, or Hadassah. The Company has had business relations with Hadassah for approximately ten years. The total scope of the Company’s business with Hadassah in the last year and in the last five years does not exceed US$ 150,000 and US$ 550,000, respectively. The Companies Regulations (Matters That Do Not Constitute Linkage), 5767-2006, or the Linkage Regulations, provide that if a company’s audit committee resolves that there are negligible business or professional connections between such company and a person who is a candidate to be an external director in such company, then such connections shall not be considered a forbidden link between such company and such candidate. In accordance with the Linkage Regulations and based on the facts presented to it, the Company’s audit committee has resolved on October 18, 2016, that the transactions between the Company and Hadassah are negligible and therefore do not constitute a forbidden linkage between the Company and Mr. Yanai.

Our external directors are elected by a majority vote at a shareholders’ meeting, so long as either:

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

Mr. Bianco has been serving as an external director in the Company since November 2007. On November 2, 2017 and on November 19, 2017, our audit committee and board of directors, respectively, have discussed Mr. Bianco’s experience, expertise, qualifications and contribution to the Company over the years, and determined that in light of the above, it is in our best interest to re-appoint Mr. Bianco as an external director until the next annual general shareholder meeting or until his successor has been duly appointed, and proposed his re-election to the annual general shareholder meeting held on December 27, 2017.

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

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. Our company policy requires office holders to promptly notify the CEO and/or CFO of any such transactions, who will in turn promptly report such transactions to the Audit Committee.

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

In addition to the external directors, a director may be considered an unaffiliated director pursuant to the Companies Law if such director meets certain conditions listed in the Companies Law and regulations thereunder, provided such director has been designated as such by the audit committee. The audit committee has designated Mrs. Soccary Ben-Yochanan as an unaffiliated director under the Companies Law. Pursuant to the Companies Law, a director acting as a director of the board for more than nine consecutive years may not be classified as an “unaffiliated director.” However, in accordance with the Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000 (“Relief Regulations”), the board, following a decision of the audit committee, may approve the classification of such a director, as an “unaffiliated director,” if they confirmed that due to such director’s expertise and unique contribution to the board and its committees, the appointment for another term as an “unaffiliated director” is in the best interest of the company. On November 2, 2017, and November 19, 2017, our audit committee and board of directors, respectively, approved that in light of Mrs. Soccary Ben-Yochanan’s knowledge and experience with financial reporting and the medical device industry, as well as her unique contribution to our board of directors and its committees, her appointment to another term as an unaffiliated director is in the best interest of the Company, and proposed her re-election to the general meeting held on December 27, 2017.

Our audit committee, acting pursuant to a written charter, is comprised of Mr. Bianco, Mrs. Soccary Ben-Yochanan, and Mr. Yanai.

Our audit committee acts as a committee for review of our financial statements as required under the Companies Law, and in such capacity oversees and monitors over our accounting and financial reporting processes and audits of our financial statements; the integrity of our financial statements; our internal accounting and financial controls; audits of the financial statements; compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; the independent registered public accounting firm’s qualifications, independence and performance; and provide the board of directors with the results of the foregoing.

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

•
determining whether certain actions of office holders in breach of their fiduciary duties are material or not and whether certain transactions with office holders or in which office holders have a personal interest are extraordinary or ordinary for their approval under the Companies Law;

•
determining whether transaction with controlling shareholders, even if they are not extraordinary, the duty to employ a competitive process concerning thereto, to be supervised by the audit committee or whoever it will appoint in accordance with criteria determined by it. The audit committee may determine such criteria one a year in advance for the whole year;

•
determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “Approval of Related Party Transactions under Israeli law”);

•
determining the approval process of non-negligible transactions. For the matter “non-negligible transactions” shall mean transactions with controlling shareholders which the audit committee had defined as not extraordinary and not negligible. The audit committee may determine such criteria once a year in advance for the whole year;

•	where the board of directors approves the work plan of the internal auditor, to examine such working plan before its submission to the board of directors and proposing amendments thereto;

•	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

•
examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

As noted above, the members of our audit committee include Mr. Bianco, Mrs. Soccary Ben-Yochanan, and Mr. Yanai, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Mr. Bianco serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

Our compensation committee consists of Mr. Bianco, Mr. Yanai and Mr. Berman, each of whom is “independent,” as such term is defined under the Nasdaq Stock Market rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and the Articles, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders. On December 27, 2017, our shareholders approved our current compensation policy.

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

We currently have directors’ and officers’ liability insurance providing total coverage of $140 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $480,000, which expires February 14, 2019. This insurance policy was updated in March 2018 and our coverage was increased from $70 million following the increase in our market capitalization to include additional coverage for our officers and directors.

On December 27, 2017, our shareholders approved the following limits for officers liability insurance coverage with respect to our officers of us and those of our U.S. Subsidiary: (a) the premium for each 12 months policy shall be not more than $550,000; (b) the maximum aggregate limit of liability pursuant to the policy shall be not more than 10% of our highest market value based on the closing price of the ADSs, as quoted on Nasdaq over the 365 days ending immediately prior to compensation committee’s resolution date, without an additional shareholders’ approval to the extent permitted under the Companies Law. Notwithstanding the above, the compensation committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, in the middle of the insurance term, by up to 20% when necessary to match the limit of liability to the growth in the Company’s market value in the same proportion (10%) as stipulated above.

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

We have entered into indemnification agreements with all of our directors and with certain members of our senior management. Each such indemnification agreement provides the office holder with the maximum indemnification permitted under applicable law, and limits the total sum to be paid to all such directors and senior management members to 25% of our shareholders’ equity according to our last financial statements prior to the actual payment of any indemnification in addition to any sums received, if received from our directors’ and officers’ liability insurance.

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

The following table sets forth certain data concerning our workforce (excluding temporary employees), as of the end of each of the last three fiscal years:

	As of December 31,
	2017	2016	2015
Numbers of employees by category of activity
Management and administrative	31	28	24
Research and development	47	37	27
Operations	35	21	17
Sales and marketing	81	118	86
Total workforce	194	204	154
Numbers of employees by geographic location
Israel	110	91	74
United States	84	112	79
Other	1	1	1
Total workforce	194	204	154

During the years covered by the above table, we did not employ a significant number of temporary employees.

The decrease in the size of our workforce in 2017 was primarily a result of the transition to the second phase of the Lead Sharing and Distribution Agreement with Medtronic, following which approximately 30 of our sales, clinical and training team members transferred to Medtronic to support the Mazor X program. This decrease was offset by expansion of our global service team to support the growing installed base of our Robotic Guidance Systems and expansion of our research and development team in Israel. The increase in the size of our workforce in 2016 was primarily the result of the expansion of our sales, marketing and service activities in the United States, expansion of our Research and Development department and an increase in headcount in the finance department in Israel to support our growth.

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

The following table lists as of April 30, 2018, the number of our shares owned, and stock options held, by each of our directors, and five highest paid members of our senior management:

	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class(2)

Directors

Jonathan Adereth (3)	120,400	*

Ori Hadomi (4)	375,162	*

Gil Bianco (5)	20,200	*

Yuval Yanai (6)	20,200	*

Sarit Soccary Ben-Yochanan (7)	6,600	*

Michael Berman (8)	26,200	*

Executive Officers

Sharon Levita (9)	91,998	*

Eliyahu Zehavi (10)	62,123	*

Doron Dinstein (11)	54,606	*

Christopher Prentice (12)	203,368	*

Directors and Executive Officers listed above as a group (10 persons)	980,857	1.83%

*	Less than 1%.

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

(2)
The percentages shown are based on 52,656,343 Ordinary Shares issued and outstanding as of April 30, 2018 plus Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Consists of 120,400 Ordinary Shares issuable upon exercise of outstanding options within 60 days of April 30, 2018. The exercise price of these options ranges between NIS 32.46 ($9.36) and NIS 45.17 ($13.03) per share, and the options expire between November 2020 and October 2023. Does not include 39,600 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 30, 2018. The exercise price of these options is NIS 45.17 ($13.03) and the options expire in October 2023.

(4)
Consists of 375,162 Ordinary Shares issuable upon exercise of outstanding options within 60 days of April 30, 2018. The exercise price of these options ranges between NIS 22.23 ($6.41) and NIS 26.99 ($7.78) per share. These options expire between July 2021 and May 2023. Does not include 222,452 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 30, 2018. The exercise price of these options ranges between NIS 22.23 ($6.41) and NIS 107.66 ($31.05) per share, and the options expire between July 2021 and February 2025.

(5)
Consists of 20,200 Ordinary Shares issuable upon exercise of outstanding options within 60 days of April 30, 2018. The exercise price of these options is NIS 45.17 ($13.03) and the options expire in October 2023. Does not include 19,800 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 30, 2018. The exercise price of these options is NIS 45.17 ($13.03) per share, and the options expire in October 2023.

(6)
Consists of 20,200 Ordinary Shares issuable upon exercise of outstanding options within 60 days of April 30, 2018. The exercise price of these options is NIS 45.17 ($13.03) and the options expire in October 2023. Does not include 19,800 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 30, 2018. The exercise price of these options is NIS 45.17 ($13.03) per share, and the options expire between in October 2023.

(7)
Consists of 6,600 Ordinary Shares issuable upon exercise of outstanding options within 60 days of April 30, 2018. The exercise price of these options is NIS 45.17 ($13.03) and the options expire in October 2023. Does not include 19,800 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 30, 2018. The exercise price of these options is NIS 45.17 ($13.03) per share, and the options expire in October 2023.

(8)
Includes 6,000 shares and 20,200 Ordinary Shares issuable upon exercise of outstanding options within 60 days of April 30, 2018. The exercise price of these options is NIS 45.17 ($13.03) and the options expire in October 2023. Does not include 19,800 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of April 30, 2018. The exercise price of these options is NIS 45.17 ($13.03) per share, and the options expire in October 2023.

(9)
Includes 91,998 Ordinary Shares issuable upon exercise of outstanding options within 60 days of April 30, 2018. The exercise price of these options ranges between NIS 22.23 ($6.41) and NIS 26.99 ($7.78) per share. These options expire between July 2021 and May 2023. Does not include 108,272 Ordinary Shares issuable upon exercise of outstanding options and RSUs that are not exercisable within 60 days of April 30, 2018. The exercise price of the options ranges between NIS 22.23 ($6.41) and NIS 110.60 ($31.90) per share, and the options expire between July 2021 and February 2025.

(10)
Includes 62,123 Ordinary Shares issuable upon exercise of outstanding options within 60 days of April 30, 2018. The exercise price of these options ranges between NIS 22.23 ($6.41) and NIS 26.99 ($7.78) per share. These options expire between July 2021 and May 2023. Does not include 128,272 Ordinary Shares issuable upon exercise of outstanding options and RSUs that are not exercisable within 60 days of April 30, 2018. The exercise price of the options ranges between NIS 22.23 ($6.41) and NIS 110.60 ($31.90) per share, and the options expire between July 2021 and February 2025.

(11)
Includes 54,606 Ordinary Shares issuable upon exercise of outstanding options within 60 days of April 30, 2018. The exercise price of these options ranges between NIS 22.23 ($6.41) and NIS 26.99 ($7.78) per share. These options expire between July 2021 and May 2023. Does not include 66,482 Ordinary Shares issuable upon exercise of outstanding options and RSUs that are not exercisable within 60 days of April 30, 2018. The exercise price of the options ranges between NIS 22.23 ($6.41) and NIS 110.60 ($31.90) per share, and the options expire between July 2021 and February 2025.

(12)
Consists of 2,900 shares and 200,468 Ordinary Shares issuable upon exercise of outstanding options within 60 days of April 30, 2018. The exercise price of these options ranges between NIS 22.23 ($6.41) and NIS 26.99 ($7.78) per share. These options expire between July 2021 and May 2023. Does not include 68,032 Ordinary Shares issuable upon exercise of outstanding options and RSUs that are not exercisable within 60 days of April 30, 2018. The exercise price of the options ranges between NIS 22.23 ($6.41) and NIS 110.60 ($31.90) per share, and the options expire between July 2021 and February 2025.

As of April 30, 2018, all of our directors and executive officers listed in Item 6.A of this Annual Report as a group beneficially held 1,385,459 shares (representing approximately 2.58% of the outstanding shares as of such date). These figures include options to purchase Mazor shares that were vested on such date or that were scheduled to vest within the following 60 days. None of our directors or executive officers beneficially held 1% or more of our outstanding shares as of April 30, 2018.

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

2003 Stock Option Plan

In July 2003, we adopted our 2003 Share Option Plan, or the 2003 Plan, which expired in November 2010. Accordingly no further grants may be made under the 2003 Plan, although any existing awards continue in full force in accordance with the terms under which they were granted. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan. As of December 31, 2017, there were 19,500 Ordinary Shares issuable upon the exercise of outstanding options under the 2003 Plan.

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

2011 Share Option Plan

In May 2011, our board of directors approved and adopted our 2011 Share Option Plan, or the 2011 Plan, which expires in June 2021. As of December 31, 2017, the number of shares reserved for the exercise of options granted under the Plan is 9,262,529. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. The 2011 Plan provides for the grant of awards consisting of stock options. As of December 31, 2017, there were 4,760,317 Ordinary Shares issuable upon the exercise of outstanding options. In January 2018, the Company amended the Plan, to increase the amount of equity instruments under the pool to 11,762,529 and extended the Plan until January 2028.

In February 2018, the 2011 Plan was renamed as the “Mazor Robotics Ltd. 2011 Share Option and Equity Incentive Plan” and amended so that we may also grant restricted stock units to our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us and are eligible to participate in the 2011 Plan.

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

The following table presents certain option data information for the above-described plans as of December 31, 2017:

Plan	Total Ordinary Shares Reserved for Option Grants	Aggregate Number of Options Exercised	Shares Available for Future Grants	Aggregate Number of Options Outstanding	Weighted Average Exercise Price of Options

2003 plan	3,000,000	1,893,961	—	19,500	$1.94
2011 plan	9,262,529	3,934,028	567,684	4,760,817	$9.79
	12,262,529	5,827,989	567,684	4,780,317	$9.76

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Ownership by Major Shareholders

The following table presents as of April 30, 2018 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares (to whom we refer as our Major Shareholders). The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

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

Name	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class(2)
Jack Schuler (3)	2,811,615	5.34%

Medtronic plc (4)	5,997,580	11.39%

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

(2)	The percentages shown are based on 52,656,343 Ordinary Shares issued and outstanding as of April 30, 2018.

(3)   Based solely on data held by the Company at the date of issuing Mr. Schuler Ordinary Shares.

(4)	Based solely on a Schedule 13D\A filed with the SEC on September 15, 2017, and which reflects holdings as of September 12, 2017.

Changes in Percentage Ownership by Major Shareholders

Under the Medtronic Agreements in May 2016, Medtronic purchased from Mazor newly issued securities representing four percent of Mazor’s issued and outstanding securities on a fully diluted basis, at a price per ADS of $11.42, which was equal to the trailing 20-day volume weighted average price of the shares, or for a total purchase price of $11.9 million.

In August 2016, following the achievement by Mazor of certain operational milestones, Medtronic purchased ADSs at a price per ADS of $21.84, which was the average price per share during the 20 trading days following the occurrence of the above-mentioned milestones, for a total purchase price of $20 million.

In September 2017, following entrance to the second phase of the Medtronic Agreements, Medtronic purchased ADSs at a price per ADS of $38.46, which represents the weighted average of the closing price of our ADS on Nasdaq over the past 20 trading days from closing date, for a total purchase price of $40 million. This third tranche of investment in Mazor by Medtronic brought Medtronic’s total investment in Mazor to $72 million. We also issued to Medtronic warrants to purchase an additional 1.21 million ADSs at an exercise price of $44.23 per ADS. The exercise price represented a 15% premium over the per share price for the $40 million equity investment. Medtronic has the right to exercise the warrants immediately in whole or in part, for cash, and they expire after 18 months. For a detailed description of the Medtronic Agreements, see “Item 10. Additional Information – C. Material Contracts.”

Record Holders

Based upon a review of the information provided to us by TASE, as of March 1, 2018, there were 4,723 holders of record of our Ordinary Shares, of which 92 record holders holding 22,853,400 shares, or approximately 45.4%, of our outstanding shares had registered addresses in the United States and there was one holder of record of the ADSs. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions

                 We have entered into the Distribution Agreement with Medtronic as described herein.  For a detailed description of the Medtronic Agreements, see “Item 10. Additional Information – C. Material Contracts.  As of this filing, transactions with Medtronic do not require special approvals in accordance with the provisions of the Israeli Companies Law relating to the review and approval of related party transactions (see “Approval of Related Party Transactions under Israeli law”), as no office holders on behalf of Medtronic serve or are employed by Mazor.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Export Sales

The following table presents total export sales for each of the fiscal years indicated (in thousands):

	For the year ended December 31,
	2017	2016	2015
Total export sales*	$64,044	$36,165	$25,859
as a percentage of total revenues	99%	99%	99%

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

	NIS Price Per Ordinary Share High	Low	U.S.$ Price Per Ordinary Share High	Low

Annual:

2018 (through April 27, 2018)	128.60	88.10	37.38	25.48
2017	111.00	40.07	31.53	10.59
2016	46.42	16.88	12.26	4.34
2015	28.21	16.40	7.38	4.25
2014	44.92	18.66	12.87	4.83
2013	40.10	8.28	11.26	2.21

Quarterly:

Second Quarter 2018 (through April 27, 2018)	111.00	95.81	31.66	26.69
First Quarter 2018	128.60	88.10	37.38	25.48
Fourth Quarter 2017	111.00	86.68	31.53	24.56
Third Quarter 2017	86.88	60.19	24.16	17.23
Second Quarter 2017	80.25	51.15	22.26	14.02
First Quarter 2017	53.49	40.07	14.80	10.59
Fourth Quarter 2016	46.42	39.50	12.24	10.28
Third Quarter 2016	46.08	35.48	12.26	9.23
Second Quarter 2016	35.91	20.08	9.31	5.33
First Quarter 2016	23.14	16.88	6.05	4.34

Most Recent Six Months:

April 2018 (through April 27, 2018)	111.00	95.81	31.66	26.69
March 2018	128.60	102.00	37.38	29.22
February 2018	118.10	104.00	34.46	29.44
January 2018	110.40	88.10	32.42	25.48
December 2017	100.10	89.45	28.37	25.80
November 2017	110.30	101.00	31.29	28.81
October 2017	111.00	86.68	31.53	24.56

PRICE RANGE OF THE ADSs

The ADSs have been trading under the symbol “MZOR” on the Nasdaq Capital Market since May 2013 and the Nasdaq Global Market since January 16, 2014.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the ADSs on Nasdaq in U.S. dollars.

	U.S.$ Price Per ADSs
	High	Low

Annual:
2018 (through April 27, 2018)	74.82	50.63
2017	64.56	20.83
2016	25.89	8.79
2015	14.90	8.86
2014	25.34	9.90
2013 (since May 28, 2013)	21.85	10.40

Quarterly:
Second Quarter 2018 (through April 27, 2018)	62.29	52.98
First Quarter 2018	74.82	50.63
Fourth Quarter 2017	64.56	48.98
Third Quarter 2017	49.96	34.11
Second Quarter 2017	42.95	27.82
First Quarter 2017	29.87	20.83
Fourth Quarter 2016	25.89	20.34
Third Quarter 2016	25.87	18.32
Second Quarter 2016	19.14	10.10
First Quarter 2016	11.42	8.79

Most Recent Six Months:
April 2018 (through April 27, 2018)	62.29	52.98
March 2018	74.82	59.46
February 2018	68.86	59.21
January 2018	65.71	50.63
December 2017	57.83	51.10
November 2017	62.11	57.23
October 2017	64.56	48.98

B.            Plan of Distribution

Not applicable.

C.            Markets

Our Ordinary Shares are listed and traded on the TASE. The ADSs are traded on the Nasdaq Global Market.

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.            Expenses of the Issue

Not applicable.

ITEM 10.                ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

This information is incorporated by reference into this Annual Report from our registration statement on Form F-1 filed with the SEC on October 18, 2013.

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

Exclusive Lead Sharing and Distribution Agreement and Purchase Agreement with Medtronic.

On May 16, 2016, Mazor entered into two strategic agreements with Medtronic which were subsequently amended. One agreement is a two- phase Exclusive Lead Sharing and Distribution Agreement which provides for co-promotion, co-development and, upon meeting certain milestones, potential global distribution of the Mazor X System and which was amended and restated on August 29, 2017. The second agreement is a Purchase Agreement which provides for an equity investment by Medtronic in Mazor and which was amended on August 30, 2017.

Under these agreements, Mazor’s core expertise in surgical planning and precision-guided surgical systems is being integrated with Medtronic’s leading navigation, implants and 3D imaging capabilities. Our objective is to continue to develop spine products and complete procedural solutions for the Mazor X. By developing complete procedural solutions that advance the standard of care, we, together with Medtronic, seek to help surgeons maximize predictability and efficiency in the spine operating room.

Exclusive Lead Sharing and Distribution Agreement

The Exclusive Lead Sharing and Distribution Agreement is a commercial agreement which had an initial U.S.-based co-promotion phase. During the second phase which commenced on September 18, 2017, Medtronic assumed exclusive global sales and distribution rights for the Mazor X system for spinal applications. The second phase includes annual minimum sales amounts with a cumulative potential of hundreds of Mazor X systems over a four and a half-year period. The commercial agreement relates to Mazor X systems and applications for the spine surgery market. Mazor will continue to manufacture and recognize revenues for Mazor X system sales, disposable kits and service fees all of which will be sold at contractual pricing agreed with Medtronic. The contracted pricing is at a lower rate than Mazor realized through its direct sales channel.

The agreement also provides for collaboration in the following main areas:

•	Marketing activities – Medtronic is committed to actively marketing the Mazor X system. We and Medtronic are working on joint efforts to create market awareness of the Mazor X System.

•	Sales Activities –Medtronic assumed responsibility for global distribution of the Mazor X System for spinal applications.

•
Co-development activities – Co-development of future products for the spine market that combine our core expertise in surgical planning and precision-guided surgical systems with Medtronic’s navigation capabilities and implant systems.

•
Revenue sharing – We paid a lead sharing fee to Medtronic for Qualified leads Medtronic delivers to us. Medtronic will pay a synergy fee to us for every case where a Mazor X system is used in association with Medtronic implants. Under certain circumstances, Medtronic will pay a synergy fee to us regarding Renaissance usage with Medtronic implants.

Purchase Agreement

The Purchase Agreement provides for a multi-tranche equity investment in the Company.  In the first tranche, which closed in May 2016, Medtronic purchased 1,042,992 ADSs representing 2,085,984 Ordinary Shares, at a price per ADS of $11.42, for a total of $11.9 million, before deducting issuance expenses payable by us.

In the second tranche, which closed in August 2016, Medtronic purchased 915,692 ADSs representing 1,831,384 Ordinary Shares. The price per ADS in the second tranche was $21.84, or a total of $20 million, before deducting issuance expenses payable by us.

In the third tranche, which closed in September 2017, Medtronic purchased 1,040,107 ADSs, representing 2,080,214 Ordinary Shares. The price per ADS in the third tranche was $38.46. As part of this transaction, we also issued to Medtronic warrants to purchase an additional 1,210,000 ADSs at an exercise price of $44.23 per ADS. Medtronic has the right to exercise the warrants immediately in whole or in part, for cash, and they expire after 18 months. Total consideration for the ADSs and the warrants amounted to approximately $40 million, before deducting issuance expenses payable by us.

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

Corporate tax rate

Israeli companies are generally subject to corporate tax. In 2016 and 2015, the corporate tax rate was 25% and 26.5% of their taxable income, respectively. However, the effective tax rate payable by a company that derives income from a “Beneficiary Enterprise”, as discussed further below, may be considerably less. Capital gains derived by an Israeli company are subject to the same tax rates.

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

In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel and certain tax benefits under the “Grant Track” or an alternative package of tax benefits under the “Alternative Track.” The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Income derived from activity that is not approved by the Investment Center or not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The geographic location of the company at the year of election will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year if it is a qualified FIC. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 10 to 25%. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

In February 2007, our aforementioned Approved Enterprise status was revoked at our request, and in respect of an expansion of our plant in the Caesarea industrial park it was granted a Beneficiary Enterprise status. In accordance with this status, we will be entitled to the tax benefits provided by the Encouragement Law with respect to income of the Beneficiary Enterprise from productive activity. Income of the Beneficiary Enterprise from productive activity will be exempt from tax for two years from the year in which we first have taxable income, and will be subject to tax of 25%, but will not exceed the normal tax rate, in the following five years, providing that 12 years have not passed from the beginning of the year of election (i.e., 2005).

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

Additional amendments to the Investment Law became effective in January 2017 or the “2017 Amendment”.  Under the 2017 Amendment, and provided the conditions stipulated therein are met, income derived by Preferred Companies from ‘Preferred Technological Enterprises’ or “PTE”, as defined in the 2017 Amendment, would be subject to reduced corporate tax rates of 7.5% in Development Zone A and 12% elsewhere, or 6% in case of a ‘Special Preferred Technological Enterprise’ (as defined in the 2017 Amendment).  A Preferred Company distributing dividends from income derived from its Preferred Technological Enterprise or Special Preferred Technological Enterprise, would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty).  The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a corporate shareholder who is not an Israeli resident for tax purposes, would be subject to a 4% tax (inter alia, if the amount of foreign investors in the distributing company exceeds 90%).  Such taxes would generally be withheld at source by the distributing company.

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

Grants under the R&D Law

Under the R&D Law research and development programs which meet specified criteria and are approved by a governmental committee of the IIA, are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

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

The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the R&D Law. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed six times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed six times the value of the grants received plus interest, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the IIA.

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who holds less than 10% of the Company’s shares and is a United States resident (as defined in the treaty) holding the shares as a capital asset is generally exempt from Israeli capital gains tax unless, among other things, (i) the capital gain arising from the disposition is attributed to business income derived by a permanent establishment of the shareholder in Israel; or (ii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

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

Taxation of the U.S. Subsidiary in the United States

The corporate tax applicable to the U.S. Subsidiary in 2017 was at graduated rates of up to 34% plus state tax of up to 9.99% (according to the tax rates in the states in which the U.S. Subsidiary operates). Furthermore, certain states in which the U.S. Subsidiary operates have a minimum tax rate.

On December 22, 2017, the “Tax Cuts and Jobs Act” was enacted in the U.S. Except for certain provisions, the Tax Legislation is effective for tax years beginning on or after January 1, 2018. The Tax Legislation significantly revises several sections of the U.S. Internal Revenue Code including, among other things, lowering the corporate income tax rate from 35% to 21% effective January 1, 2018, limiting deductibility of interest expense and implementing a territorial tax system that imposes a repatriation tax on deemed repatriated earnings of foreign subsidiaries.

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

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares or ADSs through a partnership or other pass-through entity are not considered.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA. The TCJA provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. Deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the TCJA may not apply to dividends from a passive foreign investment company, as discussed below.

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

In addition, our dividends will be qualified dividend income if our Ordinary Shares or ADSs are readily tradable on the Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally be considered passive category income for such purposes. Subject to the limitations set forth in the Code and the TCJA, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares or ADSs. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

Gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares or ADSs will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares or ADSs is generally allocated to U.S. source income. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs is subject to limitations. An additional 3.8% net investment income tax (described below) may apply to gains recognized upon the sale, exchange or other taxable disposition of our Ordinary Shares or ADS by certain U.S. Holders who meet certain income thresholds.

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

If we currently are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election,” or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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

Tax on Net Investment Income

For taxable years beginning after December 31, 2013, U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a a Report of Foreign Bank and Financial Accounts, or  FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

Tax Cuts and Jobs Act

On December 22, 2017, President Trump signed into law the TCJA. Although this is the most extensive overhaul of the United States tax regime in over thirty years, other than for certain U.S. corporate holders, none of the provisions of the TCJA are expected to materially impact U.S. Holder’s with respect to such holder’s ownership of our Ordinary Shares or the ADSs.

Medical Devices Excise Tax

The Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 imposes significant new taxes on medical device makers in the form of a 2.3% excise tax on U.S. medical device sales, with certain exemptions, beginning in January 2013. The Consolidated Appropriations Act, 2016, signed into law on December 18, 2015, including a two-year suspension on the medical device excise tax. Thus, the medical device excise tax did not apply to the sale of a taxable medical device by the manufacturer, producer, or importer of the device during the period beginning on January 1, 2016, and ending on December 31, 2017. On January 22, 2018, H.R. 195 was signed into law and extended the suspension for an additional two years until December 31, 2019.

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

As of December 31, 2017, we had open currency hedging transactions in the amount of 4,000,000 NIS (approximately $1,039,000). All transactions were settled in the first quarter of 2017. We will continue to monitor exposure to currency fluctuations. Instruments that may be used to hedge future risks may include foreign currency forward, options and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against foreign currency fluctuations.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollar, mainly in NIS and Euros. Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.

The tables below provide information as of December 31, 2017 regarding our foreign currency-denominated monetary assets and liabilities.

Foreign currency denominated monetary assets and liabilities.

Position as of December 31, 2017
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

Fees and Expenses

The following table shows the fees and expenses that a holder of the ADSs may have to pay, either directly or indirectly:

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

(a)	Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making this evaluation, our management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (COSO). Based on this evaluation, our management has concluded that, as of December 31, 2017, our internal control over financial reporting is effective based on those criteria. Management reviewed the results of its assessment with our Audit Committee.

(c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017, has not been audited by our independent registered public accounting firm due to an exemption for emerging growth companies established by the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The board of directors has determined that Gil Bianco and Yuval Yanai are the financial experts serving on our audit committee and that these individuals along with Sarit Soccary Ben-Yochanan are independent as that term “audit committee financial expert” is defined under the rules under the Exchange Act, and are independent in accordance with applicable Exchange Act rules and the Nasdaq Stock Market rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of business conduct and ethics applicable to our employees in all locations. The code of business conduct and ethics is available on our website, www.mazorrobotics.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following fees were billed by Somekh Chaikin, a member firm of KPMG International, and affiliated firms, for professional services rendered thereby for the years ended December 31, 2017 and 2016:

	2017	2016
	(In Thousands)

Audit Fees (1)	$184	$171
Audit-Related Fees	$-	$-
Tax Fees (2)	$53	$14
All Other Fees	$8	$10
Total	$245	$195

(1)	Includes audit fee for registration statements and related prospectuses.

(2)	Includes fees for professional services rendered by our auditors for tax compliance and tax advice on actual or contemplated transactions.

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

●
Nomination of our directors. With the exception of our external directors and directors elected by our board of directors, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. See “Management—Board Practices.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, or by independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, as required under the Listing Rules of the Nasdaq Stock Market.

●
Compensation committee and compensation of officers. Israeli law, and our amended and restated articles of association, do not require that we adopt and file a compensation committee charter. Our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law.  Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Listing Rules of the Nasdaq Stock Market with respect to the CEO and all other executive officers.

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

●
Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with NASDAQ Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholders’ approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law - Disclosure of personal interests of controlling shareholders,” and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require the special approval described above, under “Approval of Related Party Transactions under Israeli Law - Disclosure of personal interests of controlling shareholders.” In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

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

MAZOR ROBOTICS LTD. CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2017

Mazor Robotics Ltd.

Consolidated Financial Statements as of December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Mazor Robotics Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Mazor Robotics Ltd. and its subsidiaries (hereinafter – “the Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

We have served as the Company’s auditor since 2001.
Tel-Aviv, Israel
April 30, 2018

Mazor Robotics Ltd.

Consolidated Statements of Financial Position as of December 31

		2017	2016
	Note	USD thousands	USD thousands
Assets

Cash and cash equivalents	4	46,376	14,954
Short-term investments	5	56,708	37,862
Trade receivables		5,460	8,225
Other current assets	6	2,054	1,728
Inventory	7	7,864	4,715

Total current assets		118,462	67,484

Long-term investments	5	5,171	9,017
Property and equipment, net	8	4,323	3,615
Intangible assets, net	9	1,925	2,258
Trade receivables		596	-
Other non-current assets	12D,13B	519	351

Total non-current assets		12,534	15,241

Total assets		130,996	82,725

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Consolidated Statements of Financial Position as of December 31

		2017	2016
	Note	USD thousands	USD thousands
Liabilities

Trade payables		3,474	5,018
Deferred revenue	10A	3,471	4,031
Other current liabilities	10B	9,874	8,462

Total current liabilities		16,819	17,511

Non-current liabilities - Employee benefits	11	414	325

Total liabilities		17,233	17,836

Equity	22
Share capital		136	124
Share premium		225,678	174,647
Amounts allocated to warrants		9,629	-
Capital reserve for share-based payment transactions		10,480	9,859
Foreign currency translation reserve		2,119	2,119
Accumulated loss		(134,279)	(121,860)

Total equity		113,763	64,889

Total liabilities and equity		130,996	82,725

/s/ Jonathan Adereth	/s/ Ori Hadomi	/s/ Sharon Levita
Chairman of the Board of Directors	CEO	CFO & Vice President Business Operations

Date of approval of the financial statements: April 30, 2018.

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Consolidated Income Statements for the Year Ended December 31

		2017	2016	2015
	Note	USD thousands	USD thousands	USD thousands
Revenues	14	64,947	36,379	26,096
Cost of sales	16	23,684	10,330	5,827

Gross profit		41,263	26,049	20,269

Research and development expenses, net	17	8,192	5,736	6,324
Selling and marketing expenses	18	39,499	33,637	24,947
General and administrative expenses	19	7,375	5,697	4,305

Operating loss		(13,803)	(19,021)	(15,307)

Financing income	20	1,247	438	272
Financing expenses	20	(19)	(41)	(137)

Financing income, net		1,228	397	135

Loss before taxes on income		(12,575)	(18,624)	(15,172)

Income tax expense (benefit)	12	(156)	44	213

Net loss		(12,419)	(18,668)	(15,385)
Net loss per share

Basic and diluted loss per share (in USD)	24	(0.25)	(0.42)	(0.36)

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Consolidated Statements of Changes in Equity

				Capital
			Amounts	reserve for	Foreign
			allocated	share-based	currency
	Share	Share	to share	payment	translation	Accumulated	Total
	Capital	premium	warrants	transactions	reserve	loss	Equity
	USD thousands
For the year ended
December 31, 2017

Balance as of
January 1, 2017	124	174,647	-	9,859	2,119	(121,860)	64,889
Loss for the year	-	-	-	-	-	(12,419)	(12,419)
Issuance of shares, see note 22C(2)	6	30,343	9,629	-	-	-	39,978
Exercise of share options	6	20,688	-	(5,749)	-	-	14,945
Share-based payments	-	-	-	6,370	-	-	6,370
Balance as of
December 31, 2017	136	225,678	9,629	10,480	2,119	(134,279)	113,763

For the year ended
December 31, 2016

Balance as of
January 1, 2016	110	136,107	77	7,179	2,119	(103,192)	42,400
Loss for the year	-	-	-	-	-	(18,668)	(18,668)
Issuance of shares and warrants, see note 22C(2)	11	31,386	-	-	-	-	31,397
Exercise of share options	3	6,549	-	(2,142)	-	-	4,410
Exercise of warrants	-	558	(77)	-	-	-	481
Expiration of share options	-	47	-	(47)	-	-	-
Share-based payments	-	-	-	4,869	-	-	4,869
Balance as of
December 31, 2016	124	174,647	-	9,859	2,119	(121,860)	64,889

For the year ended
December 31, 2015

Balance as of
January 1, 2015	110	135,182	77	4,586	2,119	(87,807)	54,267
Loss for the year	-	-	-	-	-	(15,385)	(15,385)
Exercise of share options	*-	904	-	(477)	-	-	427
Expiration of share options	-	21	-	(21)	-	-	-
Share-based payments	-	-	-	3,091	-	-	3,091
Balance as of
December 31, 2015	110	136,107	77	7,179	2,119	(103,192)	42,400

*) Represents an amount less than USD 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

	2017	2016	2015
	USD thousands	USD thousands	USD thousands
Cash flows from operating activities
Loss for the year	(12,419)	(18,668)	(15,385)
Adjustments:
Depreciation and amortization	1,522	822	527
Financing income, net	(291)	(275)	(207)
Gain on sale of property and equipment	-	(6)	-
Share-based payments	6,370	4,439	3,091
Income tax expense (benefit)	(156)	44	213
	7,445	5,024	3,624

Change in inventory	(3,224)	(1,938)	273
Change in trade and other accounts receivable	1,852	(3,512)	(2,408)
Change in prepaid lease fees	(39)	(20)	6
Change in trade and other accounts payable	(138)	8,723	2,217
Change in employee benefits	89	26	21
	(1,460)	3,279	109

Interest received	554	301	194
Income tax paid	(11)	(38)	(114)
	543	263	80

Net cash used in operating activities	(5,891)	(10,102)	(11,572)

Cash flows from investing activities
Proceeds from (purchase of) short-term investments, net	(10,463)	(11,094)	9,816
Purchase of long-term investments	(4,537)	(9,823)	(7,538)
Proceeds from sale of long-term investments	-	748	992
Capitalization of development costs	-	(1,902)	-
Purchase of property and equipment	(2,364)	(2,361)	(702)

Net cash provided by (used in) investing activities	(17,364)	(24,432)	2,568

Cash flows from financing activities
Proceeds from issuance of ADR’s and warrants, net	39,988	31,416	-
Proceeds from exercise of share options by
employees and service providers	14,945	4,100	370
Proceeds from exercise of warrants by investors	-	481	-

Net cash provided by financing activities	54,933	35,997	370

Net (decrease) increase in cash and cash equivalents	31,678	1,463	(8,634)

Cash and cash equivalents at the beginning of the year	14,954	13,519	22,255
Effect of exchange rate differences on
cash and cash equivalents	(256)	(28)	(102)

Cash and cash equivalents at the end of the year	46,376	14,954	13,519

Supplementary cash flows information:
Transfer of inventory to property and equipment, net	75	-	-
Purchase of property and equipment on credit	(24)	(566)	-
Issuance costs on credit	(10)	(19)	-

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 1 -  Reporting Entity.

A.
Mazor Robotics Ltd. (the “Company”) is an Israeli company incorporated in Israel. The address of the Company’s registered office is 5 Shacham St., North Industrial Park, Caesarea, Israel. These consolidated financial statements as of and for the year ended December 31, 2017 comprise the Company and its wholly owned subsidiaries incorporated in the United States (U.S.) and Singapore, Mazor Robotics Inc. and Mazor Robotics Pte. Ltd., respectively (together referred to as the “Group”). The Group is a leading innovator in spine surgery and has pioneered surgical robotic-guidance systems and complementary products in the spine and brain surgical markets that enable surgeons to conduct spine and brain procedures in an accurate and secure manner.  The Group engages in the development, production and marketing of innovative medical devices for supporting surgical procedures in the field of orthopedics and neurosurgery. The Group operates in the field of image guided surgery (also known as computer assisted surgery) that enables the use of surgical instruments with high precision and minimal invasiveness and that simplifies complex surgical procedures. Since August 2007, the ordinary shares of the Company have been registered for trade on the Tel Aviv Stock Exchange. In May 2013, the Company’s American Depositary Shares (“ADSs”), each of which represents 2 ordinary shares of the Company, represented by American Depositary Receipts (“ADRs”), were registered for trade on the NASDAQ Capital Market and are currently traded on the NASDAQ Global Market.

B.	Definitions

In these financial statements -

(1)	The Company - Mazor Robotics Ltd.

(2)	The Group - Mazor Robotics Ltd. and its subsidiaries.

(3)	Subsidiary - A company, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

(4)	Related party - Within its meaning in IAS 24, “Related Party Disclosures.”

C.	Material events in the reporting period

Lead Sharing and Distribution Agreement and Purchase Agreement with Medtronic plc.

On May 16, 2016, the Company entered into two strategic agreements with Medtronic. One agreement is a two-phase Exclusive Lead Sharing and Distribution Agreement. The second agreement was a Purchase Agreement, which provided for an equity investment by Medtronic in Company.

In August the Company and Medtronic amended and restated the original Exclusive Lead Sharing and Distribution Agreement and entered into the second phase, Medtronic will assume exclusive global sales and distribution rights for the Mazor X system

Exclusive Lead Sharing and Distribution Agreement

The exclusive lead sharing and distribution agreement is a commercial agreement which had an initial U.S.-based co-promotion phase. Subject to meeting certain milestones defined in the agreement, and the parties’ mutual decision to proceed, the relationship enters a second phase. During the second phase, Medtronic will assume exclusive global sales and distribution rights for the Mazor X system.

In August 2017, the Company and Medtronic entered the second phase of its strategic partnership.  The agreements provide for the conversion of the commercial relationship between the parties, with Medtronic assuming exclusive worldwide distribution of the Mazor X system, and Medtronic making a third tranche investment in the Company. These developments are a result of the early achievement of certain sales and marketing milestones by both companies, as well as higher than expected global market acceptance and demand for the Mazor X system.

As a part of the agreement, Medtronic assumed exclusive global commercial responsibility for the Mazor X surgical robotic-guidance and its accessories in the spine market.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

C.	Material events in the reporting period (cont’d)

The agreement also provided for a co-development of future products for the spine market that combine the Company’s core expertise in surgical planning and precision-guided surgical systems with Medtronic’s navigation capabilities and implant systems.

Purchase Agreement

The Purchase Agreement provides for a three-tranche equity investment in the Company.  In the first tranche, which closed in May 2016, Medtronic purchased from the Company’s newly issued 2,085,984 Ordinary Shares, representing 1,042,992 ADSs, at a price per ADS of $11.42, for a total of $11.9 million, before deducting issuance expenses payable by the Company.

In the second tranche, which closed in August 2016, the Company issued 1,831,384 Ordinary Shares, representing 915,692 ADSs. The price per ADS in the second tranche was $21.84, or a total of $20 million, before deducting issuance expenses payable by the Company.

In the third tranche, which closed in September 2017, Medtronic purchased newly issued 1,040,107 ADSs, representing 2,080,214 Ordinary Shares The price per ADS in the third tranche was $38.46. As part of this transaction, The Company also issued to Medtronic warrants to purchase an additional 1,210,000 of the Company’s ADSs at an exercise price of $44.23 per ADS. Medtronic has the right to exercise the warrants immediately in whole or in part, for cash, and they expire after 18 months. Total consideration for the ADSs and the warrants amounted to approximately $40 million, before deducting issuance expenses payable by the Company.

Note 2 - Basis of Preparation

A.	Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 30, 2018.

B.	Reporting and functional currency

These consolidated financial statements are presented in US dollars (“USD”), and have been rounded to the nearest thousands, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates.

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

Recognition of deferred tax assets in respect of tax losses
Management of the Company evaluates whether it is probable that in the foreseeable future there will be taxable profits against which losses and tax credits can be utilized and quantify the portion of tax losses that are more likely than not to be allowable under applicable tax laws, accordingly it recognizes (or does not recognize) deferred tax assets. For further information on losses for which a deferred tax asset was recognized, see Note 12 regarding taxes on income.

Fair value measurement of share-based payment transactions
The Group grants share-based payment to directors, management, employees and consultants. The fair value of the share options is measured at grant date on the basis of accepted valuation models and assumptions regarding unobservable inputs used in the valuation models. The value of the transactions, measured as described above, is recognized as an expense over the vesting period. Concurrently with the periodic recognition of an expense, an increase is recognized in a capital reserve, within the Group’s equity.

The Company used certain estimates in regards to revenue recognition as presented hereunder note 3J.

E.	New standards and interpretations not yet adopted

(1)	IFRS 16, Leases (“IFRS 16”)

IFRS 16 replaces International Accounting Standard 17 - Leases (IAS 17) and its related interpretations. For lessees, the standard presents a unified model for the accounting treatment of most  leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements.

IFRS 16 is applicable for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15, Revenue from Contracts with Customers.

The Company is in the process of examining the effects of applying IFRS 16, and expects that it will result in increase in assets and liabilities and affect the amortization expense in financial statements.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont’d)

E.	New standards and interpretations not yet adopted (cont’d)

(2)	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a comprehensive framework for determining whether revenue should be recognized and when and at what amount.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Company will adopt as of January 1, 2018.

The Company has completed its assessment of revenue from existing contracts with customers and is of the opinion that there is no significant effect on its revenue recognition practices, financial position, results of operations or cash flows. A majority of the Company’s revenues derive from product sales, for which the performance obligations are met with the transfer of control and revenue is recognized when the products are delivered. For customer services, the performance obligation is satisfied over time and therefore revenue is recognized, over the period of rendering of the service.

The revenue recognition model described above is consistent with the Company’s previous revenue recognition practice. Therefore, the Company will not have a cumulative adjustment to retained earnings or an impact on its revenue recognition policies, as a result of the adoption of the new standard. The new standard will require the Company to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

(3)	IFRS 9 (2014), Financial Instruments (“IFRS 9 (2014)”)

IFRS 9 (2014) replaces the current guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 (2014) includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted.

The Company has examined the effects of applying IFRS 9 (2014), and in its opinion the effect on the financial statements will be immaterial.

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

Initial recognition of financial assets
The Group initially recognizes loans, receivables and deposits on the date that they are originated. All other financial assets acquired in a regular way purchase, including assets designated at fair value through profit or loss, are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument (i.e., on the date the Group undertook to purchase or sell the asset). Non-derivative financial instruments comprise investments in marketable securities, deposits, trade and other receivables, and cash and cash equivalents.

De-recognition of financial assets
Financial assets are de-recognized when the Group’s contractual rights to the cash flows from the asset expire, or when the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.
Regular way sales of financial assets are recognized, or de-recognized, on the trade date, which is the date that the Company undertook to purchase, or sell the assets.

See (2) hereunder regarding the offset of financial assets and financial liabilities.

The Group classifies its financial assets according to the following categories:

Financial assets at fair value through profit or loss
A financial asset is classified at fair value through profit or loss, if it is classified as held for trading. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Financial assets held for trading are comprised mainly of investments in marketable securities.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(1)	Non-derivative financial assets (cont’d)

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any direct attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables are comprised of trade receivables, deposits, other accounts receivable and cash and cash equivalents.

Cash and cash equivalents are comprised of cash balances available for immediate use and call deposits. Cash equivalents are comprised of short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are not exposed to significant risks of change in value.

(2)	Non-derivative financial liabilities

Financial liabilities are recognized initially on the trade date, at which the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are de-recognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

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

(5)	Share options and warrants

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

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

D.	Property and Equipment (cont’d)

(2)	Subsequent costs

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

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost. An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

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

Depreciation methods and useful lives are reviewed at each financial year-end and adjusted, if appropriate.

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

With regard to some of the Company’s products, technical feasibility may occur only after the Company receives approval from the U.S. Food and Drug Administration (the FDA). Sometimes the costs incurred between the successful completion of the product’s development and successful trials, and the time the product is ready for sale are immaterial, so that in reality all of the development costs might be recognized in profit or loss, as incurred.

Any capitalized expenditure includes the cost of materials, direct labor and other related costs that are directly attributable to developing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditure will be measured at cost less accumulated amortization and accumulated impairment losses.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

E.	Intangible assets (cont’d)

(2)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated brands, is recognized in profit or loss, as incurred.

(3)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset.

Amortization is recognized in profit or loss, on a straight-line basis over the estimated useful lives of the intangible assets, from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits embodied in each asset.

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

Objective evidence that financial assets are impaired may include:

•	default by a debtor;
•	indications that a debtor or issuer will enter bankruptcy; or
•	observable data indicating a measurable decrease in the cash flow expected from a group of financial assets.

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

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less costs to sell the asset). In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amounts of each of the assets in the cash-generating unit on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized initially.

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

In general, the Group’s sales agreements include several components:

•	surgical robotic-guidance systems (“Systems”);

•	disposable components;

•	related re-usable accessories; and

•	warranty and maintenance services related to the Systems sold, which includes spare parts, software updates, preventive maintenance and on-call support as detailed in the agreement.

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

•
Sales to distributors - Upon delivery to the distributor, according to contractual delivery terms, provided that the significant risks and rewards of ownership of the System are transferred to the distributor upon delivery, the distributor has no right of return, receipt of the consideration is probable and not dependent on the distributor’s ability to collect from the end customer, the commitment to carry out installation and training for the end customer lies with the distributor and that the distributor has been authorized to perform the installation and training for the end customers, or if the distributor has the ability to perform the installation and training for the end customer independently. If the above conditions are not met, the Group recognizes revenue at the time of fulfillment of the conditions for recognition of revenue from the end customer.

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

K.	Leases

Leases are classified as operating leases, and the leased assets are not recognized on the Group’s statement of financial position.

Payments made under operating leases, are recognized in profit or loss on a straight-line basis over the term of the lease.

L.	Financing income and expenses

Financing income is comprised of interest income on funds invested, changes in the fair value of financial assets at fair value through profit or loss, changes in fair value of derivative instruments and foreign currency gains. Interest income is recognized as it accrues using the effective interest method.

Financing expenses are comprised of changes in fair value of derivative instruments, as well as changes in the fair value of financial assets at fair value through profit or loss and foreign currency losses.

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

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

M.	Taxes on income (cont’d)

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

The Group presents basic and diluted loss per share data for its ordinary shares. Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, for the effects of all dilutive potential ordinary shares, which are comprised of share options and share options granted to employees and warrants held by investors.

O.	Comprehensive income

The Group has no comprehensive income components other than net income or loss.

Note 4 - Cash and Cash Equivalents

	December 31
	2017	2016
	USD thousands	USD thousands
Current balances in banks	31,072	14,784
Deposits held at financial institutions, with original
maturity periods of up to three months	15,304	170

	46,376	14,954

The deposits outstanding, as of December 31, 2017, bear annual interest of 0.01%-1.47%.

The Group’s exposure to credit, interest rate and currency risks and a sensitivity analysis for financial assets are disclosed in Note 26.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 5 - Investments

Breakdown according to type of investment

	December 31
	2017	2016
	USD thousands	USD thousands
Short-term investments
Deposits held at financial institutions, in USD	(*)56,693	(*)37,849

Investments in marketable securities
Mutual funds	15	13
	56,708	37,862
Long-term investments
Deposits held at financial institutions, in USD	5,171	9,017

The deposits outstanding, as of December 31, 2017, bear annual interest of 0.86%-2.00%.

The Group’s exposure to credit, interest rate and currency risks, and a sensitivity analysis for financial assets are disclosed in Note 26.

(*) Including restricted cash in the amount of USD 1,107 thousand and USD 1,331 thousand for bank guarantees, as of December 31, 2017 and December 31, 2016, respectively.

Note 6 - Other Current Assets

	December 31
	2017	2016
	USD thousands	USD thousands

Institutions	1,027	1,127
Prepaid expenses	421	254
Interest receivable	271	171
Advances to suppliers	32	1
Other receivables	303	175

	2,054	1,728

The Group’s exposure to credit and currency risk is disclosed in Note 26.

Note 7 - Inventory

	December 31
	2017	2016
	USD thousands	USD thousands
Raw materials and spare parts	3,199	1,634
Work in progress	187	232
Finished goods	4,478	2,849

	7,864	4,715

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Property and Equipment, net

			Office
		Machinery	furniture		Computers
	Motor	and	and	Leasehold	and
	vehicles	equipment	equipment	improvements	equipment	Total
	USD thousands
Cost
Balance as of January 1, 2017	-	3,613	214	820	1,495	6,142
Additions	-	1,601	87	170	264	2,122
Disposals(*)	-	(313)	-	-	(81)	(394)

Balance as of December 31, 2017	-	4,901	301	990	1,678	7,870

Balance as of January 1, 2016	33	1,880	193	301	1,236	3,643
Additions	-	1,765	31	828	313	2,937
Disposals	(33)	(32)	(10)	(309)	(54)	(438)

Balance as of December 31, 2016	-	3,613	214	820	1,495	6,142

Depreciation
Balance as of January 1, 2017	-	1,345	67	3	1,112	2,527
Depreciation for the year	-	771	19	185	214	1,189
Disposals(*)	-	(88)	-	-	(81)	(169)

Balance as of December 31, 2017	-	2,028	86	188	1,245	3,547

Balance as of January 1, 2016	26	954	64	188	979	2,211
Depreciation for the year	3	423	13	124	185	748
Disposals	(29)	(32)	(10)	(309)	(52)	(432)

Balance as of December 31, 2016	-	1,345	67	3	1,112	2,527

Carrying amount
Balance as of January 1, 2016	7	926	129	113	257	1,432
Balance as of December 31, 2016	-	2,268	147	817	383	3,615
Balance as of December 31, 2017	-	2,873	215	802	433	4,323

(*) In 2017 the Company sold two Mazor X systems that were classified as fixed assets to one of its customers. The depreciated value of the two systems was USD 225 thousand.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Intangible Assets

Intangible assets include capitalized development costs relating to one of the Company’s products in accordance with the requirements of IAS 38, Intangible Assets, as described in Note 3E.

During 2016 the Company capitalized development costs, as detailed below. In the years 2017 and 2015 the Company did not capitalize development costs.

Presented hereunder is the movement in the carrying amount of intangible assets during the years 2017 and 2016:

Capitalized development costs
USD thousands
Cost

Balance as of December 31, 2017 and 2016	2,332

Amortization
Balance as of December 31, 2016	74
Amortization for the year ended December 31, 2017	333

Balance as of December 31, 2017	407

Carrying amount
December 31, 2016	2,258
December 31, 2017	1,925

Amortization

The current amortization of development costs is recognized in cost of sales.

Note 10 - Other Current Liabilities

A.	Deferred income

	December 31
	2017	2016
	USD thousands	USD thousands
Other deferred income	3,471	2,197
Deferred income relating to trade-in arrangements	-	1,834

	3,471	4,031

B.	Other current liabilities

	December 31
	2017	2016
	USD thousands	USD thousands
Salary and related liabilities	5,114	4,905
Accrued expenses	4,280	3,029
Institutions	234	300
Tax provision	8	8
Related parties*	76	45
Other	162	175

	9,874	8,462

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

Regarding short-term benefits see Note 10B - Other Current Liabilities.

Regarding share-based payments see Note 23 - Share-Based Payments.

Post-employment benefit plans - defined contribution plan

	For the year ended December 31
	2017	2016	2015
	USD thousands	USD thousands	USD thousands
Amount recognized as expense in respect of defined contribution plan	462	368	243

Note 12 - Taxes on Income

A.	Details regarding the tax environment of the Group

(1)	Corporate tax rate

(a)	Presented hereunder are the Israeli tax rates in the years 2015-2017:

2015 - 26.5%
2016 - 25%
2017 - 24%

Capital gains derived by an Israeli company are subject to the same tax rate.

(b)    On January 4, 2016, the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016.

Furthermore, on December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) - 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

(2)	Benefits under the Israeli Law for the Encouragement of Capital Investments - 1959 (hereinafter - “the Law”)

(a)
In April 2004, the Company was granted “Approved Enterprise” status in accordance with the Law with respect to a plan to construct a plant in Caesarea, Israel for the manufacture of systems for assisting and guiding complex surgical procedures. In February 2007, the aforementioned approved enterprise status was revoked at the request of the Company, and in respect of an expansion of its plant in the Caesarea industrial park it was granted “Beneficiary Enterprise” status per the definition of this term in the Law. In accordance with this status, the Company will be entitled to the tax benefits provided by the Law with respect to income of the beneficiary enterprise from productive activity. Income of the beneficiary enterprise from productive activity will be exempt from corporate tax for two years from the year in which the Company first has taxable income, and will be subject to tax of 10%-25% in the following 5 years, provided that 12 years have not passed from the beginning of the year of election. In the event of a dividend distribution from income that is exempt from corporate tax, as aforementioned, the Company will be required in the tax year of the dividend distribution to pay corporate tax on the amount of the dividend distributed at the tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax. In 2013, the Company notified the tax authorities that 2012 tax year is the year of election.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont’d)

A.	Details regarding the tax environment of the Group (cont’d)

(2)	Benefits under the Israeli Law for the Encouragement of Capital Investments - 1959 (hereinafter - “the Law”) (cont’d)

(b)
On December 29, 2010, the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments - 1959 (hereinafter - “the Amendment”). The Amendment is effective from January 1, 2011 and its provisions apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment.

Companies can choose not to be included in the scope of the amendment to the Encouragement Law and to stay in the scope of the law before its amendment until the end of the benefits period of its approved/beneficiary enterprise.

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland” track and the “Strategic” track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits. On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) - 2013, which raised the tax rates on preferred income as from the 2014 tax year as follows: 9% for Development Area A and 16% for the rest of the country. On December 21, 2016 the Knesset passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, which reduced the tax rate on preferred income for a preferred enterprise in Development Area A from 9% to 7.5% as from 2017. Furthermore, an enterprise that meets the definition of a special preferred enterprise is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5% in Development Area A and of 8% in the rest of the country.

The Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is an Israeli resident company. A tax rate of 20% shall apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties.

The Company complies with the conditions provided in the Amendment to the Law for inclusion in the scope of the tax benefits track. However, currently the Company chose to stay in the scope of the Law before its amendment.

Additional amendments to the Investment Law became effective in January 2017 (the “2017 Amendment”).  Under the 2017 Amendment, and provided the conditions stipulated therein are met, income derived by Preferred Companies from ‘Preferred Technological Enterprises’ (or “PTE”, as defined in the 2017 Amendment), would be subject to reduced corporate tax rates of 7.5% in Development Zone A and 12% elsewhere, or 6% in case of a ‘Special Preferred Technological Enterprise’ (as defined in the 2017 Amendment).  A Preferred Company distributing dividends from income derived from its PTE or Special Preferred Technological Enterprise, would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty).  The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a corporate shareholder who is not an Israeli resident for tax purposes, would be subject to a 4% tax (inter alia, if the amount of foreign investors in the distributing company exceeds 90%).  Such taxes would generally be withheld at source by the distributing company.

(3)	Benefits under the Law for the Encouragement of Industry (Taxes)

The Company qualifies as “Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes) – 1969 and accordingly is entitled to benefits of which the most significant ones are as follows:

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

Note 12 - Taxes on Income (cont’d)

A.	Details regarding the tax environment of the Group (cont’d)

(4)	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985

Since 2015 the Company maintains its books and records in U.S. dollars for tax purposes, as permitted under the tax regulations, since the Company is considered a “foreign invested company.” The Company must continue to be taxed on this basis for at least three years.

(5)	Taxation of the subsidiary in the U.S.

The tax rates applicable to the subsidiary incorporated in the U.S. are federal tax rate of 34% plus state tax of 0.75% to 9.99%, depending on the state. Furthermore, certain states in which the subsidiary operates have a minimum tax.

Israel and the U.S. have a double tax avoidance treaty. According to the treaty, dividends and interest are subject to withholding tax of 12.5% and 17.5%, respectively.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. The Company is of the opinion that the effect on the financial statements will be immaterial. The deferred tax balances as at December 31, 2017 were calculated according to the new tax rate, at the tax rate expected to apply on the date of reversal.

B.	Composition of income tax expense
	For the year ended December 31
	2017	2016	2015
	USD thousands	USD thousands	USD thousands
Current tax expense
Current tax	23	265	97

Prior year taxes	(50)	-	-

Deferred tax expense (benefit)
Changes in deferred tax assets\
liabilities in subsidiary	(129)	(221)	116
Total tax expense (benefit)	(156)	44	213

C.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	For the year ended December 31
	2017	2016	2015
	USD thousands	USD thousands	USD thousands
Loss before taxes on income	(12,575)	(18,624)	(15,172)
Primary tax rate of the Company	24%	25%	26.5%

Tax calculated according to the Company’s
primary tax rate	(3,018)	(4,656)	(4,021)

Changes to tax in respect of:
Different tax rate of foreign subsidiaries	122	94	54
Non-deductible expenses	1,658	1,179	875
Tax losses and benefits for which deferred
tax assets were not created	1,077	3,583	3,290
Tax losses and benefits for which deferred
Prior years taxes	(50)	-	-
Other differences	55	(156)	15

Income tax expense (benefit)	(156)	44	213

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont’d)

D.	Deferred tax assets and liabilities

(1)	The Company has recognized deferred tax assets and liabilities in respect of the following items:
	December 31
	2017	2016
	USD thousands	USD thousands
Property and equipment	(44)	(102)
Tax losses and other temporary differences	431	360
Deferred tax assets	387	258

Deferred taxes in respect of the losses of the U.S. subsidiary were recognized, following the profitability of the U.S. subsidiary in recent years and convincing evidence that the U.S. subsidiary will experience sufficient taxable income in the near future and following the evaluation of the losses that more likely than not will be allowable under applicable tax laws.

(2)	Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	December 31
	2017	2016
	USD thousands	USD thousands
Deductible temporary differences, net	6,091	5,034
Capital tax losses	7,461	7,486
Operating tax losses	114,345	92,089

The deductible temporary differences and tax losses incurred by the Israeli company do not expire under current tax legislation in Israel.

The Group did not recognize deferred tax assets in respect of these items since it is not probable that future taxable income will be available against which the Group can use the benefits therefrom, other than a deferred tax asset in respect of losses and tax credits of the U.S. subsidiary that will probably be utilized.

In general, the losses of the subsidiary in the U.S. can be used for up to a period of 20 years according to the tax laws of its state of incorporation. The utilization of the subsidiary’s tax losses has been limited to USD 207 thousand per year, by an “ownership change” under Section 382 of the Internal Revenue Code (the “Code”), which occurred during July 2009. An “ownership change” generally is a 50% increase in ownership over a three-year period by stockholders who directly or indirectly own at least 5% of the Company’s stock. The limitation applies to all tax losses existing at the time of the ownership change.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. As of December 31, 2017, the Act did not have a material impact on the financial statements.

The amount of benefits the Company may receive from the operating loss carry forwards for income tax purposes is further dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, such as additional changes in ownership, the effects of which cannot be determined.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont’d)

E.	Carry-forward losses

The Company has carry-forward operating tax losses and carry-forward capital tax losses of USD 96,307 thousand and USD 7,486 thousand, respectively, as of December 31, 2017.

The U.S. subsidiary has carry-forward operating tax losses of USD 19,882 thousand as of December 31, 2017.

F.	Tax assessments

Tax years up to and including the year ended 2012 are considered final for the Company and the U.S. subsidiary.

At the date of approval of the financial statements tax years 2013-2016 are under tax assessment of the Israeli Tax Authorities.

Note 13 - Commitments

A.
The Company and the U.S. subsidiary have operating lease agreements with respect to the buildings they use. The agreements of the Company will end in June 2021. The agreement of the U.S. subsidiary ended in April 2018 and was extended in 2018 for the period through December 31, 2018. The Company provided a promissory note in the amount of USD 15 thousand and deposited as a lien USD 304 thousand as security for the building lease.

The lease payments for buildings in Israel are linked to the CPI and for those in the U.S. are stated at the U.S. dollar. The minimum annual lease payments under the agreements are as follows:

December 31, 2017
USD thousands
2018	713
2019	26
2020	626
2021	313
2,278

The lease payments amounted to USD 853 thousand in 2017 and USD 648 thousand in 2016.

B.
The Company leases motor vehicles under operating lease agreements for a period of 32 to 36 months. With regards to these agreements, the Company has deposited amounts as security for the future rent payments. As of the reporting date the balance of prepaid expenses on account of the lease of motor vehicles is USD 132 thousand (December 31, 2016 – USD 93 thousand). The deposits are linked to the CPI and do not bear interest. The minimum annual payments according to the agreements are as follows:

December 31, 2017
USD thousands
2018	456
2019	333
2020	103
892

The lease motor vehicles payments amounted to USD 454 thousand in 2017 and USD 309 thousand in 2016.

C.
As of December 31, 2017, the Company has purchase obligations in the amount of USD 3,819 thousand (as of December 31, 2016: USD 5,590 thousand) which mainly represent outstanding purchase commitments for inventory components and R&D materials ordered in the normal course of business.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 14 - Revenues

	For the year ended December 31
	2017	2016	2015
	USD thousands	USD thousands	USD thousands
Sales of systems	37,071	19,624	13,373
Sales of disposables	16,246	10,295	7,648
Services and other	11,630	6,460	5,075

	64,947	36,379	26,096

Note 15 - Segment Reporting

A.	Information about reportable segments

The Group has one reportable segment.

B.	Entity level disclosures

(1)	Major Customers

Revenues from one customer of the Group represents approximately USD 14,400 thousand  of the Group’s total revenue. In the years ended December 31, 2016, and December 31, 2015, there were no major customers.

(2)	Information on products and services

The Group’s revenues from external parties in respect of each category of similar products and services are presented in Note 14.

(3)	Information on geographical areas

	For the year ended December 31, 2017
	U.S.A.	International	Total
	USD thousands
Total revenues	59,525	5,422	64,947

	For the year ended December 31, 2016
	U.S.A.	International	Total
	USD thousands
Total revenues	30,716	5,663	36,379

	For the year ended December 31, 2015
	U.S.A.	International	Total
	USD thousands
Total revenues	20,271	5,825	26,096

                                  * Virtually all of the Company’s long-lived assets are located in Israel.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 16 - Cost of Sales

	For the year ended December 31
	2017	2016	2015
	USD thousands	USD thousands	USD thousands
Materials and subcontractors	18,483	7,503	3,669
Salaries, wages and related expenses	2,732	1,474	1,264
Depreciation and amortization	871	418	193
Other manufacturing expenses	1,598	935	701

Total cost of sales	23,684	10,330	5,827

Note 17 - Research and Development Expenses, net

	For the year ended December 31
	2017	2016	2015
	USD thousands	USD thousands	USD thousands
Materials and subcontractors	2,037	2,444	2,690
Salaries, wages and related expenses	5,488	4,167	2,875
Depreciation	131	97	45
Patent registration expenses	135	208	106
Overhead	942	539	355
Other research and development expenses	386	613	253
	9,119	8,068	6,324

Less: capitalized cost	-	(2,332)	-
co-development participation	(927)	-	-

Total research and development expenses, net	8,192	5,736	6,324

Note 18 - Selling and Marketing Expenses

	For the year ended December 31
	2017	2016	2015
	USD thousands	USD thousands	USD thousands
Salaries, wages and related expenses	27,716	22,270	16,143
Consultation	2,926	2,439	1,834
Advertising, demonstrations and exhibitions	1,994	3,243	2,546
Travel expenses	4,627	3,814	2,696
Depreciation	451	259	213
Excise tax	-	-	308
Overhead	998	919	707
Other selling and marketing expenses	787	693	500

Total selling and marketing expenses	39,499	33,637	24,947

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 19 - General and Administrative Expenses

	For the year ended December 31
	2017	2016	2015
	USD thousands	USD thousands	USD thousands
Salaries, wages and related expenses	4,535	3,525	2,395
Professional services	1,802	1,510	1,271
Travel expenses	216	192	214
Overhead	445	203	133
Other general and administrative expenses	377	267	292

Total general and administrative expenses	7,375	5,697	4,305

Note 20 - Financing Income and Expenses
	For the year ended December 31
	2017	2016	2015
	USD thousands	USD thousands	USD thousands

Interest income and net change in fair value of receivable interest	701	399	269
Net income from change in exchange rates	501	-	-
Hedging transactions	45	39	3

Financing income recognized in profit or loss	1,247	438	272

Net expenses from change in exchange rates	-	(10)	(113)
Other financing expenses	(19)	(31)	(24)

Financing expenses recognized in profit or loss	(19)	(41)	(137)

Net financing income	1,228	397	135

Note 21 - Related Parties

A.	Key management personnel compensation (including directors)

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers (such as a car,  etc.), and contributes to post-employment plans on their behalf. Executive officers and directors also participate in the Company’s share option program (see Note 23 regarding share-based payments).

Compensation to key management personnel (including one director) that are employed by the Group:

	For the year ended December 31
	2017		2016		2015
	Number	USD	Number of	USD	Number	USD
	of people	thousands	people	thousands	of people	thousands
Employee benefits	11	3,270	9	2,752	9	2,092
Share-based payments	11	1,841	9	1,865	9	1,285
		5,111		4,617		3,377

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 21 - Related Parties (cont’d)

A.	Key management personnel compensation (including directors) (cont’d)

Compensation to directors:

	For the year ended December 31
	2017		2016		2015
	Number	USD	Number of	USD	Number	USD
	of people	thousands	people	thousands	of people	thousands

Total compensation to directors employed by the Company*	1	387	1	199	1	187

Compensation to independent directors**	4	753	5	354	4	423

*	Including share-based payments in the amount of USD 255 thousand, USD 82 thousand and USD 78 thousand in 2017, 2016 and 2015, respectively.
**	Including share-based payments in the amount of USD 519 thousand, USD 194 thousand and USD 287 thousand in 2017, 2016 and 2015, respectively.

B.	Engagements between the Company and related parties

(1)	On October 8, 2015 and July 19, 2016, the Company’s general meeting of shareholders approved additional share-based compensation to the CEO – For further details, see Note 23(C).

(2)
On July 19, 2016, the Company’s shareholders approved an amendment to the employment terms of the CEO, based on the compensation committee and the Board of Directors recommendation, such that the CEO salary, effective March 1, 2016, has been updated to NIS 80 thousand per month. On the same date, the Company’s shareholders approved the grant of a bonus in the sum of NIS 900,000 to the CEO, in light of his contribution to the Company’s successful completion of a private placement of the Company’s ADSs and the execution of an Exclusive Lead Sharing and Distribution Agreement in May 2016, as further discussed in Note 1(C).

(3)	On November 28, 2016, the Company’s shareholders approved share-based compensation to all of the directors - For further details see Note 23(C).

(4)
On December 27, 2017, the Company’s shareholders approved an amendment to the employment terms of the CEO, based on the compensation committee and the Board of Directors recommendation, such that the CEO salary, effective January 1, 2018, has been updated to NIS 90 thousand per month.

Note 22 - Equity

A.	Share capital

	December 31
	Number of Ordinary shares
	2017	2016
	Thousands of shares of
	NIS 0.01 par value
Issued and paid-in share capital as of January 1	47,619	42,352
Issuance of share capital to investors, see note 22C(2)	2,080	3,917
Exercise of warrants by investors, see note 22C(1)	-	134
Exercise of share options by employees , see note 23	2,383	1,216

Issued and paid-in share capital as of December 31	52,082	47,619
Authorized share capital	75,000	75,000

The holders of ordinary shares are entitled to receive dividends, if declared, and are entitled to one vote per share at general meetings of the Company.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Equity (cont’d)

B.	Warrants held by investors

	December 31
	Number of options
	2017		2016
	Thousands of options and warrants of
	NIS 0.01 par value
Number of outstanding options and warrants as of January 1	-		134
Issued during the period	2,420	(*)	-
Exercised during the period	-		(134)

Number of outstanding options and warrants as of December 31	2,420		-

(*) The amount of 2,420 thousand warrants represent the number of shares to be issued, pursuant to exercise of 1,210 thousand warrants issued to Medtronic, in connection with a private issuance in 2017. For further details see note 22(C)(2).

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

On February 21, 2016 following exercise of the warrants, the Company issued an aggregate of 134,421 Ordinary Shares for total aggregate consideration of NIS 1,882 thousand (approximately USD 481 thousand).

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Equity (cont’d)

(2)	Private issuance - 2016-2017

On May 16, 2016, the Company entered into two strategic agreements with Medtronic. One agreement is a two-phase Exclusive Lead Sharing and Distribution Agreement which provides for co-promotion, co-development and, upon meeting certain milestones, potential global distribution of the Mazor X System. The second agreement is a Purchase Agreement which provides for a three-tranche equity investment by Medtronic in Mazor.

On May 25, 2016, the Company issued to Medtronic 1,042,992 ADSs, representing 2,085,984 ordinary shares, par value NIS 0.01, at a price of  USD 11.42 per ADS, bringing total gross proceeds from the issuance to USD 11,911 thousands before deducting issuance expenses payable by the Company.

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

On September 11, 2017, the Company issued to Medtronic 1,040,106 ADSs, representing 2,080,212 ordinary shares, par value NIS 0.01, the at a price of  USD 38.46 per ADS, bringing total gross proceeds from the issuance to USD 40,000 thousands before deducting issuance expenses payable by the Company. The Company also issued to Medtronic warrants to purchase an additional 1,210,000 million Mazor ADSs, representing 2,420,000 million ordinary shares, at an exercise price of USD 44.23 per ADS. Medtronic has the right to exercise the warrants in whole or in part, for cash, and they expire on March 10, 2019. The total issuance expenses amounted to approximately USD 22 thousands.

For further details on the agreement and the potential fourth investment tranche (by exercise of warrants), please refer to Note 1(C).

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Share-Based Payments

A.	Grant of share options to employees and directors of the Company

The Company regularly compensates its employees, directors, consultants and other service providers by means of options to purchase ordinary shares of the Company. As of December 31, 2017, the Company has outstanding options to purchase 4,780,317 ordinary shares of the Company with a par value of NIS 0.01. All of the grants are equity grants.

As of that date, options to purchase 1,595,666 ordinary shares are exercisable.

B.
As of December 31, 2017, the Company has 2 stock option plans for employees, directors, consultants and other service providers of the Group (the “2003 Plan” and the “2011 Plan”). No further grants may be made under the 2003 Plan.

On May 30, 2011, the Company’s Board of Directors approved the 2011 Plan which allows for grants to the Company’s employees, directors, consultants and other service providers of the Group. The Company will be able to grant up to 9,262,529 options at any time throughout a period of 10 years from the date of approval of the 2011 Plan according to the terms of the plan.

As of December 31, 2017, there are 567,684 additional options available for grant under the 2011 Plan.

C.	The number and weighted average exercise prices of share options are as follows:

	Weighted				Weighted
	average		Weighted		average
	exercise	Number of	average	Number of	exercise	Number of
	price*	options	exercise price*	options	price*	options
	2017	2017	2016	2016	2015	2015
	US dollars		US dollars		US dollars

Balance at January 1	6.45	6,668,441	5.43	5,531,623	5.43	4,540,158
Forfeited during the year	7.99	(387,447)	6.83	(235,718)	7.09	(364,408)
Exercised during the year	6.27	(2,382,927)	3.59	(1,216,115)	1.70	(218,277)
Granted during the year	19.15	882,250	7.04	2,588,651	6.76	1,574,150

Outstanding at
December 31	9.76	4,780,317	6.45	6,668,441	5.43	5,531,623

Exercisable at
December 31	7.68	1,595,666	5.19	1,882,267	2.91	1,949,459

* The actual exercise price is denominated in NIS.

With respect to options granted to related parties, see Note 21 - Related Parties.

The average selling price of shares issued, pursuant to exercise of options was NIS 80.15 and NIS 42.02 for the years ended December 31, 2017 and 2016, respectively.

D.
Total expense recognized as salary expense for years ended December 31, 2017 are USD 6,370 thousand (USD 4,439 thousand and USD 3,091 thousand for years ended December 31, 2016 and 2015, respectively).

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Share-Based payments(cont’d)

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

The parameters used in the measurement of the fair value of the equity grants presented below, were as follows:

								Share price
				Contractual				that served	Total
			Vesting	life of the			Average	as a basis	fair value of
Grant date		Number of	Period	options	Interest	Expected	exercise	for pricing	the benefit on
DD/MM/YEAR	Offerees	instruments	(Years)	(Years)	rate	Volatility**	price*	the option*	the grant date
					%	%	USD	USD	USD thousands

29/01/2015	Officer and consultant	110,000	2-4	7	1.5	48.61	5.83	5.35	268
15/02/2015	Employees	104,250	2-4	7	1.65	48.65	5.86	5.86	269
26/02/2015	Officer	100,000	1.5-3.5	7	1.44	48.69	6.28	5.82	261
04/05/2015	Employees and consultant	144,500	2-4	7	1.36	48.88	6.44	6.44	440
15/07/2015	Officers, employees and consultants	941,900	2-4	7	2.03	48.84	7.17	7.17	3,269
08/10/2015	CEO	60,000	2-4	6.77	1.7	49.37	7.01	5.75	153
29/10/2015	Employees	113,500	2-4	7	1.64	48.92	5.81	5.56	294
14/02/2016	Employees and consultants	112,500	2-4	7	1.48	49.25	5.32	4.35	216
02/05/2016	Employee	42,500	2-4	7	1.52	48.14	6.06	6.06	120
10/05/2016	Consultant	25,000	2-4	7	1.47	48.10	5.91	5.58	68
18/05/2016	Officers and employees	1,424,327	2-4	1.95-7.00	0.24-1.5	44.22-48.72	5.80	5.35	3,474
19/07/2016	CEO	386,574	2-4	6.77	1.43	46.83	5.77	9.98	2,333
28/07/2016	Officer, Employees and consultant	116,900	2-4	7	0.18-1.42	46.06-46.73	9.79	9.79	531
06/11/2016	Employees	240,850	2-4	1.48-7.00	0.22-1.64	45.94-46.63	11.57	11.06	1,209
28/11/2016	Directors	240,000	1-3	6.88-7.00	1.90-1.94	46.60-46.62	11.71	11.40	1,266
14/02/2017	Employees	201,500	2-4	1.21-7.00	0.20-1.95	46.34-46.38	11.52	10.93	1,009
04/05/2017	Employees and Consultant	74,500	2-4	0.99-7.00	0.17-1.84	46.68-49.97	17.95	17.95	642
15/06/2017	Employees and Officers	245,750	2-4	0.87-7.00	0.11-1.68	46.76-48.25	19.56	17.62	1,936
23/08/2017	Employees and Consultants	125,500	2-4	7.00	1.26	47.22	19.39	19.18	1,120
07/09/2017	Consultant	50,000	2	7.00	1.33	47.35	23.60	23.60	582
03/10/2017	Officer	135,000	2-4	7.00	1.40	47.34	25.04	25.04	1,611
05/11/2017	Consultant	50,000	2-4	7.00	1.37	47.70	28.75	28.75	714

*	The exercise price and share price are denominated in NIS and are re-measured using historic exchange rates.

**
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

The calculation of basic loss per share for the years ended December 31, 2017, 2016 and 2015 was based on the loss attributable to ordinary shareholders divided by a weighted average number of ordinary shares outstanding calculated as follows:

(1)	Loss attributable to ordinary shareholders

	For the year ended December 31
	2017	2016	2015
	USD Thousands	USD Thousands	USD Thousands
Loss for the year	12,419	18,668	15,385

(2)           Weighted average number of ordinary shares

	For the year ended December 31
	2017	2016	2015
	USD Thousands	USD Thousands	USD Thousands
Balance as of January 1	47,619	42,352	42,133
Effect of shares issued during the year	1,535	2,529	151

Weighted average number of ordinary shares used to calculate basic loss per share	49,154	44,881	42,284

B.	Diluted loss per share

At December 31, 2017, an amount of 7,200 thousand options and warrants (in 2016 and 2015: 6,668 thousand and 5,532 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

Note 25 - Financial Risk Management

A.	Overview

The Group has exposure to the following risks from its use of financial instruments:

—          credit risk;
—          liquidity risk; and
—          market risk (including currency, interest and other market price risks).

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

The Company engages in derivative instruments transactions, such as options and forward contracts, for the purposes of hedging the Company’s NIS payments to local suppliers and for salaries in Israel. The Company’s hedging transactions are aimed to decrease a certain portion of the financial exposure risk of fluctuations in the exchange rates of the Company’s operating currency, which is the U.S. dollar against the NIS.

Interest rate risk
The Group is exposed to changes in interest rates, primarily possible changes in the risk-free market interest rate which may have an effect on the fair value of the Group’s short and long-term investments.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Financial Instruments

A.	Credit Risk

(1)	Exposure to credit risk

The maximum exposure to credit risk for cash and cash equivalents, deposits, short-term investments, trade receivables and long-term investments at the reporting date by type of counterparty was:

	December 31
	2017	2016
	Carrying	Carrying
	amount	amount
	USD thousands
Cash and cash equivalents	46,376	14,954
Mutual funds	15	13
Short-term investments - bank deposits	56,693	37,849
Trade receivables	6,056	8,225
Other current assets	271	171
Long-term investments - bank deposits	5,171	9,017

	114,582	70,229

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was as follows:

	December 31
	2017	2016
	USD thousands
Israel	819	29
United States	4,644	7,503
Asia Pacific	75	497
Rest of the world	518	196

	6,056	8,225

(2)	Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

	December 31
	2017	2016
	USD thousands
Not past due	5,610	7,986
Past due 0-30 days	417	215
Past due 31-60 days	19	24
Past due 61-90 days	5	-
Past due over 90 days	5	-
	6,056	8,225

                               As of December 31, 2017 and 2016, the Company did not have an allowance for doubtful accounts.

B.	Liquidity risk

All outstanding liabilities at December 31, 2017 and 2016 are to be paid within 6 months.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Financial Instruments (cont’d)

C.	Market risk

(1)	Linkage and foreign currency risks

The Group’s exposure to linkage and foreign currency risk was as follows based on notional amounts:

	December 31, 2017
	New Israeli Shekels
	Unlinked CPI	Linked CPI	US dollar	Euro	Non - monetary	Total
	USD thousands
Current Assets
Cash and cash equivalents	9,977	-	35,812	587	-	46,376
Short-term investments	15	-	56,693	-	-	56,708
Trade receivables	223	-	4,719	518	-	5,460
Other current assets	974	-	422	-	658	2,054
Inventory	-	-	-	-	7,864	7,864
Total current assets	11,189	-	97,646	1,105	8,522	118,462

Other non-current assets	-	132	-	-	387	519
Trade receivables	596	-	-	-	-	596
Property and equipment, net	-	-	-	-	4,323	4,323
Intangible assets, net	-	-	-	-	1,925	1,925
Long-term investments	-	-	5,171	-	-	5,171
Total assets	11,785	132	102,817	1,105	15,157	130,996

Current Liabilities
Trade payables	1,275	-	2,199	-	-	3,474
Deferred revenue	-	-	-	-	3,471	3,471
Other current liabilities	3,560	-	6,028	24	262	9,874
Total current liabilities	4,835	-	8,227	24	3,733	16,819

Employee benefits	-	-	-	-	414	414
Total liabilities	4,835	-	8,227	24	4,147	17,233
Total balance, net	6,950	132	94,590	1,081	11,010	113,763

	December 31, 2016
	New Israeli Shekels
	Unlinked CPI	Linked CPI	US dollar	Euro	Non-monetary	Total
Current Assets	USD thousands
Cash and cash equivalents	2,300	-	11,923	731	-	14,954
Short-term investments	287	-	37,575	-	-	37,862
Trade receivables	29	-	8,000	196	-	8,225
Other current assets	977	-	231	-	520	1,728
Inventory	-	-	-	-	4,715	4,715
Total current assets	3,593	-	57,729	927	5,235	67,484

Other non-current assets	-	93	-	-	258	351
Property and equipment, net	-	-	-	-	3,615	3,615
Intangible assets, net	-	-	-	-	2,258	2,258
Long-term investments	-	-	9,017	-	-	9,017
Total assets	3,593	93	66,746	927	11,366	82,725

Current Liabilities
Trade payables	1,615	-	3,264	139	-	5,018
Deferred revenue	-	-	-	-	4,031	4,031
Other current liabilities	2,676	-	5,440	18	328	8,462
Total current liabilities	4,291	-	8,704	157	4,359	17,511

Employee benefits	-	-	-	-	325	325
Total liabilities	4,291	-	8,704	157	4,684	17,836
Total balance, net	(698)	93	58,042	770	6,682	64,889

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Financial Instruments (cont’d)

C.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

Information regarding the CPI and significant exchange rates:

	For the year ended December 31,			For the year ended December 31,
	2017	2016	2015	2017	2016	2015
	% of change			Spot price of 1 USD at the reporting date
1 NIS	10.9	1.5	(0.3)	0.2884	0.2601	0.2563
1 Euro	13.9	(3.4)	(10.4)	1.1978	1.0517	1.0884
CPI in points *	0.4	(0.2)	(1.0)	113.05	112.60	112.82

*  According to an average basis of 2008 =100.

The Group’s exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	Currency/	Currency/
	linkage	linkage	Amount	Amount	Date of
	receivable	payable	receivable	payable	Expiration	Fair value
			NIS thousands	USD thousands		USD thousands
December 31, 2017

Instruments not accounted for as hedging:
Buy put options	NIS	USD	1,500	435	Jan-March 2018	3.6
Sell call options	NIS	USD	1,500	414	Jan-March 2018	(0.4)
						3.2
December 31, 2016

Instruments not accounted for as hedging:
Forward	NIS	USD	4,000	(1,039)	Jan-March 2017	2
						2

(2)	Interest rate risk

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	December 31
	2017	2016
	Carrying	Carrying
	amount	amount
	USD thousands	USD thousands
Fixed rate instruments
Deposits held at financial institutions, with original maturity periods of up to three months	15,304	170
Short-term investments	56,693	37,849
Long-term investments	5,171	9,017
	77,168	47,036

Variable rate instruments
Mutual funds	15	13
	15	13

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements

Note 26 - Financial Instruments (cont’d)

D.	Fair value

Fair value hierarchy

1.
As of December 31, 2017, and 2016, the marketable securities in the amount of USD 15 thousand and USD 13 thousand, respectively held for trading are presented at fair value through profit or loss. The fair value is determined on the basis of quoted prices (unadjusted) in active markets for identical instruments (level 1).

2.
As of December 31, 2017, derivative financial instruments classified as an asset in the amount of USD 3 thousand (As of December 31, 2016 - an asset of USD 2 thousand) are presented at fair value and changes recognized in the profit or loss statement. The fair value was valued utilizing market observable inputs (level 2). The fair value of these derivative financial instruments is measured based on observable market data, such as spot rate, yield curves and exchange rate volatility, as of the fair value calculation date.

Note 27 - Subsequent Events

Through April 30, 2018, the Company issued an aggregate of 573,608 ordinary shares in connection with the exercise of options granted to employees under the 2003 Plan and 2011 Plan for a total consideration of NIS 14,453 thousand (approximately USD 4,126 thousand).

ITEM 19.                EXHIBITS.

Exhibit	Description

1.1*	Articles of Association of Mazor Robotics Ltd. (unofficial English translation from Hebrew).

2.1*
Form of Deposit Agreement between Mazor Robotics Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares.

4.1*	Mazor Robotics Ltd. 2003 Stock Option Plan.

4.2*	Mazor Robotics Ltd. 2011 Share Option Plan.

4.3*	Employment Agreement dated December 26, 2007, between Mazor Robotics Ltd. and Jonathan Adereth (unofficial English translation from Hebrew).

4.4*	Personal Employment Agreement dated April 9, 2013, between Mazor Robotics Ltd. and Ori Hadomi.

4.5*	Employment Agreement dated December 12, 2007, between Mazor Robotics Ltd. and Sharon Levita (unofficial English translation from Hebrew).

4.6*	Form of Directors and Officers Indemnification Agreement.

4.7*	Employment Agreement dated November 28, 2000, between Mazor Robotics Ltd. and Eliyahu Zehavi, including an amendment thereto dated January 2003 (unofficial English translation from Hebrew original).

4.9**	Employment Offer dated September 17, 2014, between Mazor Robotics Inc. and Christopher Prentice.

4.10***	Amendment to Mazor Robotics 2011 Share Option Plan

4.11****
Conversion employment agreement dated May 1, 2014 between Mazor Robotics Ltd., Mr. Jonathan Adereth and J. Adereth Marketing and Strategic Consulting Ltd. (unofficial English translation from Hebrew original).

4.12*****	Share Purchase Agreement dated May 16, 2016 between Mazor Robotics Ltd. and Covidien Group S.a.r.l

4.13^*****	Exclusive Lead Sharing and Distribution Agreement dated May 16, 2016 between Mazor Robotics Ltd. and Medtronic Navigation Inc.

4.14^*****	Amendment # 1 to the Exclusive Lead Sharing and Distribution Agreement dated October 24, 2016 between Mazor Robotics Ltd. and Medtronic Navigation Inc.

4.15^*****	Amendment # 2 to the Exclusive Lead Sharing and Distribution Agreement dated December 22, 2016 between Mazor Robotics Ltd. and Medtronic Navigation Inc.

4.16	First Amendment to Purchase Agreement dated August 29, 2017 between Mazor Robotics Ltd. and Covidien Group S.a.r.l

4.17^^	Amended and Restated Exclusive Lead Sharing and Distribution Agreement dated August 29, 2017 between Mazor Robotics Ltd. and Medtronic Navigation Inc.

4.18	Amendment No. 1 to Mazor Robotics Ltd. 2011 Share Option and Equity Incentive Plan

4.19	Amendment to Mazor Robotics Ltd. 2011 Share Option and Equity Incentive Plan

8.1**	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code.

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code.

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm.

*	Previously filed with the Company’s registration statement on Form 20-F, filed with the SEC on May 10, 2013.

**	Previously filed with the Company’s annual report on Form 20-F, filed with the SEC on April 29, 2015.

***	Previously filed with the Company’s registration statement on Form S-8, filed with the SEC on May 9, 2016.

****	Previously filed with the Company’s annual report on Form 20-F, filed with the SEC on May 2, 2016.

*****	Previously filed with the Company’s annual report on Form 20-F, filed with the SEC on May 1, 2017.

^	Portions of this exhibit have been omitted pursuant to a grant of confidential treatment.

^^	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

MAZOR ROBOTICS LTD.

	By:	/s/ Ori Hadomi
Ori Hadomi
Chief Executive Officer

Date: April 30, 2018